Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 1, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Notice of 39th Annual General Meeting (AGM) and Integrated Annual Report 2022-23

This is in continuation to our earlier letter dated May 10, 2023, and pursuant to Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, please find enclosed the Notice convening the 39th AGM of the members of the Company and Company’s first Integrated Annual Report for the financial year 2022-23.

The following documents are available on the Company’s website:

1)	Notice of 39th Annual General Meeting à Click here
2)	Integrated Annual Report 2022-23 à Click here

The 39th AGM of members of the Company is scheduled to be held on Thursday, July 27, 2023, through Video conference/ Other Audio-Visual Means (OAVM).

AGM information at a glance for ready reference:

Time and date of AGM	10:00 a.m. IST, Thursday, July 27, 2023
Cut-off date for e-voting	Thursday, July 20, 2023
E-voting start time and date	9:00 a.m. IST; Sunday, July 23, 2023
E-voting end time and date	5:00 p.m. IST; Wednesday, July 26, 2023
E-voting website of NSDL	https://www.evoting.nsdl.com/

This is for your information and records.

Thanking you.

Yours sincerely,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Dr.Reddy's







Good Health Can't Wait.

Dr. Reddy's Laboratories Limited
Integrated Report 2022-23

The Next and the New

Strategy at Work

Celebrating the legacy of our founder

A tribute to Dr. K. Anji Reddy



Dr. Kallam Anji Reddy
1941-2013

Scientist
Entrepreneur
Philanthropist

"What really drives me is the science. Can I bring a drug into the market which can change the way people live?"

March 15, 2023, marked ten years since Dr. K. Anji Reddy left us. We take this opportunity to pay tribute to our visionary founder.

Celebrating the legacy of our founder

A tribute to Dr. K. Anji Reddy



Our founder, Dr. K. Anji Reddy, was a scientist, entrepreneur and philanthropist. He was among the pioneers of the modern Indian pharmaceutical industry. His legacy lives on through our work.

> **"It was a dream. It was not a plan on the drawing board, no. But it was a dream. I wanted to be a pharmaceutical manufacturer and obviously, god-willing, number one in India."**

Under his leadership, our Company broke new frontiers


Dr Reddy's on shopping spree in UK, Germany
Dr Reddy's Charts Expansion Plans For Canada, Europe
Dr. Reddy's unit licenses products to Novo Nordisk
Dr. Reddy's launches new molecule
Special Correspondent
Dr. Reddy's
The exclusive one
Dr Reddy's Labs: Fluoxetine exports lifts bottomline
Dr Reddy's Labs takes a big dialysis test

And became a pioneer in Indian pharma

Celebrating the legacy of our founder

A tribute to Dr. K. Anji Reddy

"Everyone has a purpose in life and a unique talent to give to others. And when we blend this unique talent with service to others, we experience the ecstasy and exultation of our own spirit, which is the ultimate goal of all goals. The highest patriotism and philanthropy consists in helping and stimulating men and women to elevate and improve themselves by their own free and independent individual action."

He was determined to give back to society


LABS
The Livelihood Advancement Business School







He was recognised for his path-breaking efforts


INVESTMENT GUIDE
Forbes
global
Pill Factory
to the world







"We should not settle for anything short of excellence in everything we do in reaching our vision. Excellence is an umbrella for everything."

Based on the core tenets of deep science, robust governance and progressive people practices, our Company rose to become a global leader in pharma.

Today we continue Dr. Anji Reddy's vision of access, affordability and innovation for patients.

Dr.Reddy's

Contents

ABOUT US

Dr. Reddy's Laboratories Ltd. is a global pharmaceutical Company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of 'Good Health Can't Wait', we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a Company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com



The Next and the New
Strategy at Work

Our strategy of strengthening our core **(the 'next')** and building the future **(the 'new')** continues to guide our business. We are pursuing productivity, digitalisation and patient-focused innovation while building the right portfolio of products. Our financial position allows us to invest in innovative solutions to address patient needs. With sustainability at the centre of business strategy, we have set ourselves bold goals in affordability, access and innovation while reducing our environmental footprint.

Our first Integrated Report is a showcase of our strategy at work. We have combined our Annual Report and our Sustainability Report to present a holistic view of the Company and how we create value for all stakeholders.

Who we are

OUR PURPOSE

We accelerate access to affordable and innovative medicines because **Good Health Can't Wait.**


Dr.Reddy's

OUR PROMISES

Bringing	expensive medicines within reach
Addressing	unmet patient needs
Helping	patients manage disease better
Working	with partners to help them succeed
Enabling	and helping our partners ensure that our medicines are available where needed

OUR PRINCIPLES

Empathy

We understand the needs of our patients and partners better than others

Dynamism

We solve challenges that only a few can, and do this with agility



OUR VALUES

In pursuit of our purpose of providing affordable and innovative medicines for healthier lives, we will create an environment of innovation and learning while continually reaching for higher levels of excellence.

Integrity and transparency

We will uphold the highest standards of integrity and transparency in all our transactions

Safety

We are committed to providing safe working environments through continuous improvement of our infrastructure, work practices and behaviours

Quality

We are dedicated to designing quality into our products and processes to delight our stakeholders

Productivity

We strive to achieve more with less through a culture of innovation, continuous improvement and a substantial focus on elimination of waste

Respect for the individual

We are committed to creating a work environment that encourages diverse perspectives and upholds the dignity of work and of individuals

Collaboration and teamwork

We will leverage expertise and resources from across our global network to create greater value for our stakeholders

Sustainability

We will create value for all our stakeholders in a manner that respects our natural environment and serves the best interests of the communities in which we live and work

OUR LEADERSHIP BEHAVIOURS

Aspirational growth mindset

We target industry-leading growth through innovation, cost leadership and taking risks

Speed and rigour in execution

We act with agility; we are disciplined and rigorous in execution

People leadership

We inspire people to reach their full potential through work and continuous learning

Innovation

We drive patient and customer-focused innovation in all areas using cutting-edge science, technology and tools

Results driven

We take responsibility for outcomes and own end results for our patients

Excellence focus

We excel by combining deep professional expertise and disciplined execution

Our global operations



74
COUNTRIES

53
NATIONALITIES

- Sales and Other Offices
- Manufacturing Facilities
- Research and Development Centres
- Headquarters

Note: The map is not to scale and is an artistic representation.

HIGHLIGHTS FY23

FINANCIAL

$2.99 billion
REVENUE

29.7%
EBITDA

24,832
EMPLOYEES GLOBALLY

FILINGS

GENERIC FILINGS

12
ANDA FILINGS

As of 31st March 2023, cumulatively 86 filings are pending approval (81 ANDAs and 5 NDAs). Of these, 45 are Para IVs, and we believe 18 have 'First-to-File' status.

DMF FILINGS

12
DMFs FILED IN THE U.S.

LAUNCHES

163
NEW PRODUCTS

94
EMERGING MARKETS

9
INDIA

35
EUROPE

25
NAG

All information as of FY2023

Our key performance indicators

REVENUE (₹ mn)

FY23	2,45,879
FY22	2,14,391
FY21	1,89,722
FY20	1,74,600
FY19	1,53,851

GROSS PROFIT (₹ mn)

FY23	1,39,643
FY22	1,10,840
FY21	1,02,017
FY20	94,001
FY19	83,430

EBITDA (₹ mn)

FY23	73,061
FY22	51,400
FY21	47,588
FY20	40,422
FY19	34,159

PBT (₹ mn)

FY23	60,347
FY22	33,396
FY21	25,412
FY20	19,002
FY19	22,443

PAT (₹ mn)

FY23	45,067
FY22	23,568
FY21	17,238
FY20	19,498
FY19	18,795

NET WORTH (₹ mn)

FY23	2,30,991
FY22	1,90,527
FY21	1,73,063
FY20	1,54,999
FY19	1,48,167

ROCE (%)

FY23	34.8
FY22	19.6
FY21	17.5
FY20	12.3
FY19	14.7

EPS (₹)

FY23	270.9
FY22	141.7
FY21	103.6
FY20	117.4
FY19	113.1

NET DEBT TO EQUITY RATIO*

FY23	(0.21)
FY22	(0.08)
FY21	(0.04)
FY20	(0.02)
FY19	0.09

*Net debt/equity computation excludes lease liabilities, FY2021 onwards



The Next and The New
Dr.Reddy's
Investor D
2022
Purpose-driven | Future-re





1 Dr. Reddy's Investor Day June 2022 2 Celebration of limited volume launch of lenalidomide 3 Ambassador of India to Algeria, Gaurav Ahluwalia, at Dr. Reddy's Algeria event

Letter from Chairman and Co-Chairman



K. SATISH REDDY
Chairman



G.V. PRASAD
Co-Chairman
and Managing Director

Dear Shareholder,

We made good progress in FY2023 on multiple fronts. Our financial performance was driven by our growth in the USA. We made progress in biosimilar development, collaborations to bring novel therapies to India and in moving our sustainability agenda forward.

In June 2022 at our Investor Day, we laid down our near-term and long-term strategy, roadmap, and renewed commitment to sustainability. This year's report will show you details of that strategy in progress.

As you are aware, apart from the Annual Report, we have released annual Sustainability Reports since 2004. Starting this year, we will move to an Integrated Report that combines the two. The Integrated Report will weave together the material aspects of our business and their interplay with our purpose, values, strategy, governance, performance and future outlook.

Performance highlights

FY2023 was an exciting year for us – we achieved significant growth in sales, profits and generated a healthy cash flow driven by the opportunity in the USA.

Overall, the revenue for FY2023 stood at ₹24,588 crores ($2.99 billion), a growth of 15% over the previous year. Our EBITDA margin for the year was at 29.7% of revenue, ahead of our aspirational target of 25%. While we benefitted from the limited volume launch of lenalidomide and the sale of some non-strategic assets, we continue to improve the drivers in our core businesses for sustainable growth through productivity improvements, market share gains and new product launches.

In FY2023, our North America Generics business as well as our Branded Generics (India and Emerging Markets) business became billion-dollar businesses for a second year in a row.

We completed the integration of the cardiovascular brand Cidmus acquired from Novartis in India, acquired Mayne Pharma's generic prescription portfolio in the USA, and Eton Pharma's branded and generic injectable products in the USA. We also divested certain non-core brands in India to help us consolidate and strengthen our core as we aim to be a top 5 player in India. Our biosimilars pipeline also saw considerable progress. We successfully completed Phase I studies and initiated global Phase III studies of our proposed tocilizumab biosimilar via both the intravenous and subcutaneous routes. We completed the full set of clinical studies of our rituximab biosimilar for filing in the USA and Europe. Our partner launched our pegfilgrastim in the USA and Europe. We have initiated efforts to considerably expand our portfolio in our Active Pharmaceutical Ingredients (API) business, create new offerings in our Contract Development and Manufacturing (CDMO) business in Aurigene Pharmaceutical Services (APSL), and to strengthen our Europe business. We made progress in our productivity journey, including initiatives in digitalisation.

Our largest manufacturing facility in Hyderabad was included by the World Economic Forum as part of its Global Lighthouse Network.

Bringing innovation to the Indian patient

Alongside our current growth drivers above, we are also exploring business spaces that we think will shape the healthcare of the future. These include deepening our presence in nutraceuticals, cell and gene therapy and NCEs at our re-named subsidiary Aurigene Oncology Limited, and our CDMO services. We are also exploring new spaces such as integrated digital healthcare services, digital therapeutics, and disease management. While these are long-gestation businesses, and we are early in their development, we have made some progress.

We have entered into multiple partnerships to initiate clinical trials and consequently commercialise in India, wearables for atrial fibrillation treatment and migraine management, a third-generation CAR-T asset, and a New Biological Entity (NBE) toripalimab.

As the pharmaceutical landscape evolves, we continue to work towards anticipating and investing in patient needs of the future.

Sustainability central to strategy

Last year, we announced our renewed Environment, Social, Governance (ESG) goals. As a Company with over two decades of leadership in Indian pharma, we see it as our responsibility to set the bar high. Going beyond environment, we have set ourselves bold and measurable goals towards patients, employees and governance. The most distinctive aspect of our approach is that our sustainability agenda is now embedded in business strategy. In the following pages, you will read a more detailed update on the progress we have made on each of these goals. With each product and capability, we get closer to our main goal of serving over 1.5 billion patients by 2030.

One of the most satisfying indicators of progress for us is employee participation in our sustainability agenda. 'Good Health Can't Wait' is a movement and call to action for all of us.

It encompasses planet, patients, and people. From local park clean-ups to waste recycling and incorporating sustainable actions in their personal lives, our colleagues have taken up various activities of their own initiative over the past year. Pride of place among these activities goes to the six Sustainability Ambassador Programmes run by our Safety, Health, Environment & Sustainability team – one each for road safety, women's safety, waste management, water conservation, energy conservation and health. Employees volunteer as part of these programmes to get certified, train fellow employees as well as communities around us in these areas.

As we hire more colleagues who are differently-abled or identify as transgender, we also organise sensitisation sessions internally to ensure that the Dr. Reddy's family is a welcoming and inclusive environment for our new colleagues and no one is left behind.

Recognitions

Some of our efforts resulted in high honours for us in FY2023 – we received an award from the President of India on the International Day of Persons with Disabilities in December 2022 for our work in providing placement through Dr. Reddy's Foundation. For the sixth year in a row, we were the only India-headquartered pharma Company in the Bloomberg Gender-Equality Index for 2023. We were recognised by the prestigious Science Magazine in 2022 as being among the top 20 employers in pharma/biotech globally, scoring well in 'treats employees with respect', 'is socially responsible' and 'provides employees with autonomy'. Beyond the social realm, recently, the Financial Times and Statista named us as an Asia-Pacific Climate Leader in their 2023 list. Each one of these recognitions is a humbling reminder of the years of effort it takes to achieve excellence and of the long road ahead.

We are grateful to all our shareholders, patients, the healthcare community, partners, customers, suppliers, regulators and our employees for their trust in us. We hope you find this Integrated Report a valuable source of information. We count on your support as we move towards the 40th year of our Company next year.

Yours Sincerely,

K. SATISH REDDY

G.V. PRASAD

The year in pictures — partner of choice




Access!
AAM Annual Meeting 2023

KALLAM ANJI REDDY VIDYALAYA

Dr.Reddy's


Dr.Reddy's


Dr.Reddy's

1 Receiving the Lighthouse accreditation from the World Economic Forum 2 As a Principal Sponsor of the 20th edition of BioAsia 2023 3 At the Association for Accessible Medicines/International Generic & Biosimilar Medicines Association conference 2023 4 Our Women Safety Ambassadors (WSAs) team at the Kallam Anji Reddy Vidyalaya

5 As a leader in oncology, Team Colombia ran a Breast Cancer Awareness Month campaign 6 At a Bill and Melinda Gates Foundation meeting to discuss access and affordability in healthcare 7 Team Russia participates in a "plogging campaign", an environment initiative aimed at collecting garbage while running 8 Our Community Health Intervention Programme (CHIP) 9 Participation in CPhI Frankfurt

The year in pictures — our people, our pride



API

RISE UP




Dr.Reddy's
CELEBRATION EXCELLENCE
It's Time to Excel



1 Team Biologics and Team Europe meet for a biosimilars workshop in Augsburg, Germany 2 Team-building activities at the API offsite 3 MPower - Team India's annual flagship event with the rallying cry of 'Rise Up' 4 Team IPDO, Cambridge, at a charity run 5 Members of the Management Council with Team Colombia in Bogotá

6 The launch of Propel, a first-of-its-kind career development initiative 7 Resumption of our annual event, Celebrations of Excellence 8 An all-women team from our largest manufacturing site in Hyderabad on a team-building trek 9 Team HR in traditional wear at their offsite

Key awards and recognitions



World Economic Forum - Recognised our largest manufacturing facility in Bachupally, Hyderabad as part of its Global Lighthouse Network for deployment of industry 4.0 technologies



Science Magazine - Recognised as one of the Top 20 Employers among pharma/biotech globally



Awarded by the President of India - For our work in the empowerment and employment opportunities for persons with disabilities through Dr. Reddy's Foundation

Bloomberg Gender Equality Index 2023 - Only Indian pharma company in the index; featured for the 6th year in a row

Named by Financial Times (London) and Statista - as Asia-Pacific Climate Leader 2023

Global Generics & Biosimilars Awards 2022 - Recognised as 'Company of the Year – Americas'

Analytics India Magazine 2022 - Recognised as a 'Best Firm For Data Scientists'

Institute of Chartered Accountants of India - For Excellence in Financial Reporting for 2021-2022

India Risk Management Award 2023 - Recognised as Masters of Risk - Healthcare and Pharma

Economic Times/Femina - Recognised as among 'Best Organisations for Women' 2023

Dow Jones Sustainability Index 2023 - Featured for the 7th year in a row in the Emerging Markets category

Member of the Sustainability Yearbook 2023 - Featured for the 3rd successive year

CDP Supplier Engagement Leaderboard 2023

Great Place To Work Certification 2022 - Dr. Reddy's Brazil

Top Employers Institute - recognised as Top Employer in South Africa in 2023

Great Place To Work Certification 2022 - Dr. Reddy's Colombia

HeadHunter's Best Employer Ranking for 2022 - Dr. Reddy's Russia among top 3 in Pharma

IGBC Green Champions - Recognised as 'Pioneer in large-scale adoption of green factory buildings in India'

Gallagher, North America - Recognised as a best-in-class employee benefits provider

accolades excellence

Board of Directors



C M M

K. SATISH REDDY
Chairman



M M M

G.V. PRASAD
Co-Chairman and Managing Director



C C M M

KALPANA MORPARIA
Independent Director



C M

SRIDAR IYENGAR
Independent Director



M M

LEO PURI
Independent Director



C M

SHIKHA SHARMA
Independent Director



C M M

DR. K.P. KRISHNAN
Independent Director



M M

PENNY WAN
Independent Director



M M

ARUN M. KUMAR
Independent Director



C M

DR. CLAUDIO ALBRECHT
Independent Director

Key for our Board Level Committees

- Audit Committee
- Stakeholders' Relationship Committee
- Nomination, Governance and Compensation Committee
- Risk Management Committee
- Sustainability and CSR Committee
- Science, Technology and Operations Committee
- Banking and Authorisations Committee

C Chairperson M Committee Member

Management Council



K. SATISH REDDY
Chairman



G.V. PRASAD
Co-Chairman and Managing Director



EREZ ISRAELI
Chief Executive Officer



DR. JAYANTH SRIDHAR
Global Head - Biologics



MARC KIKUCHI
Chief Executive Officer - North America Generics



MUKESH RATHI
Chief Digital and Information Officer



DR. RANJANA PATHAK
Global Head - Quality and Pharmacovigilance



SANJAY SHARMA
Global Head - Manufacturing



PARAG AGARWAL
Chief Financial Officer



ARCHANA BHASKAR
Chief Human Resource Officer



DEEPAK SAPRA
Chief Executive Officer - API and Services



M.V. NARASIMHAM
Deputy Chief Financial Officer



PATRICK AGHANIAN
Chief Executive Officer - Europe Generics



M.V. RAMANA
Chief Executive Officer - Branded Markets (India and Emerging Markets)



SUSHRUT KULKARNI
Global Head - Integrated Product Development Organisation

Introducing our Integrated Reporting

We released our first Sustainability Report in the year 2004. Since then, we have published voluntary annual sustainability-related disclosures. In 2022, we integrated sustainability with our business strategy. Therefore, this year marks the introduction of our first Integrated Report – combining our Annual Report with our Sustainability Report. The Integrated Report weaves together our purpose, values, strategy, governance, performance and future outlook, all of which materially influence our business. Through this Report, we offer stakeholders a holistic view of the Company's growth and value creation over time, along with our business, strategy and performance in FY2023.

Reporting boundary and period

This Integrated Annual Report includes the Statutory Reports, Audited Financial Statements, and covers the financial and non-financial performance of our global operations for the period April 1, 2022 to March 31, 2023 (unless otherwise stated).

Reporting on ESG

This Integrated Report provides an integrated view of how we embed sustainability into our business strategy, decisions, and operations. The Report contains our ESG commitment, outlook, and impact. It is guided by priority sustainability topics identified through a comprehensive stakeholder engagement and materiality assessment. This Report also provides disclosures on important topics such as our business environment, climate strategy, people practices, value chain partner engagement, and governance on ESG.

Reporting frameworks

This Integrated Report has been prepared in reference to the Guiding Principles and Content Elements of the International <IR> Framework of the International Integrated Reporting Council and the Global Reporting Initiative (GRI) Standards 2021. The Report also includes the Business Responsibility and Sustainability Report (BRSR), prepared in accordance with the guidelines issued by the Securities and Exchange Board of India (SEBI). We provide a mapping of the key linkages between the UN Global Compact's ten principles as a part of the GRI content index. It also illustrates how our initiatives contribute to the United Nations Sustainable Development Goals (UN SDGs).

Responsibility statement

This report is a fair representation of our Company's financial, non-financial, sustainability, and operational performance for FY2023, and has been approved by the Board. Assurance on financial statements has been provided by the Statutory Auditors, M/s S R Batliboi & Associates LLP on pages 198 and 285 of this Integrated Annual Report. Non-financial information has been independently assured by DNV Business Assurance India Private Limited ("DNV"), an independent audit and assurance firm, and this is available on page 403 of this Integrated Annual Report.



aspiration
progress

Our ESG journey

Sustainability has always been core to our purpose, way of work, and thinking. In 2022, we integrated sustainability with our business strategy and strengthened our ESG vision. We are working every day to expand access to medicines, reduce the global burden of disease and improve the lives of people.

2004

- First Sustainability Report, detailed metrics based on GRI standards
- We began voluntary disclosures on social and environmental aspects

2007

- Released our sustainability statement
- Covering product responsibility, transparency, operational excellence, human dignity, equal opportunity, and community development

⊕ sustainability and innovation

2009

- Broadened our purpose to include affordability and innovation

Goal 1: Specific waste consumption
Goal 2: Specific waste reduction
Goal 3: Stop hazardous waste to landfill globally
Goal 4: Water neutrality
Goal 5: Specific energy consumption
Goal 6: Renewable energy share

2010

- Conducted materiality assessment
- Environmental Commitment Statement (ECS) with six goals on energy, water and waste

'Sustainability by design' approach

2012

- 'Sustainability by Design' approach in operations
- Integrated sustainability into our core business processes, identifying six organisational level sustainability focus areas and nine pillars of sustainable operations

Good Health Can't Wait.

2016

- The organisational motto of delivering Good Health for All is developed, going beyond mere compliance for a sustainable future



2020

- 2010 ECS wrap-up
- We achieved three goals completely and three goals partially. Conducted materiality assessment involving all stakeholders and refined our ESG goals to better integrate with our purpose and business strategy

sustainability at the core of our purpose

2022

- Announced our ESG vision for 2030
- Made sustainability core to our purpose and strategy, strengthened our sustainability commitment for the next decade

2023

- First Integrated Report

Our ESG aspiration and progress

We aspire to make a positive contribution to the planet and its people and meet the expectations of our stakeholders.

We will do this by serving more patients, bringing in more affordable medicines, and innovating to improve the standard of treatment. We will continue to be a diverse, inclusive, fair, and ethical Company, offering transparency into our business and performance. We will run our operations by constantly reducing our impact on the planet and engaging with business partners to do the same.



OUR ASPIRATION

Good Health Can't Wait.

For our patients
- Access
- Affordability
- Innovation

For our people
- Women in leadership
- Gender diversity
- PwD inclusion
- Living wages

For our planet
- Renewable power
- Carbon neutrality
- Water-positivity
- Indirect emissions

For our stakeholders
- Corporate governance
- ESG disclosures
- Supplier engagement

For our patients: Making our products accessible and affordable

Goal	Target	Progress this year
Advancing access to medicines	By 2030, serve 1.5 billion patients	**689 million*** patients reached
Enhancing affordability of medicines	By 2027, 25% new launches to be first to market	**39%** first to market new launches
Innovating for better health	From 2027, launch 3 innovative solutions every year to improve the standard of treatment	Key **innovative set of solutions chosen** for further development

For our people: Contributing to a fairer and more socially inclusive world

Goal	Target	Progress this year
Gender diversity	By 2030, at least 35% women in senior leadership positions	**16%** representation of women in leadership
Gender equity	By 2035, gender parity across the organisation	**18%** gender diversity globally
Inclusion of persons with disabilities	By 2030, include at least 3% Persons with Disabilities (PwDs) in our workforce	**0.4%** Persons with Disabilities in our workforce
Equity and fairness for all	By 2025, ensure living wages for the extended workforce on our premises	**Strategic partner and action plan identified** to close the living-wage gap

To read more about our contribution towards communities, go to Page 52

For our planet: Being committed to environmental stewardship

Goal	Target	Progress this year
Leading the energy transition	By 2030, transition to 100% renewable power	**42%** electricity through renewable sources
Pathway to carbon neutrality	By 2030, carbon neutrality in our operations (Scope 1 & 2 emissions)	**30%** carbon neutrality
Addressing the global water crisis	By 2025, be a water-positive Company	**Water-positivity target achieved**
Building a resilient value chain	By 2030, reduce 12.5% indirect carbon emissions across our supply chain (Scope 3 emissions)	Revised Scope 3 emissions inventory complete, **emissions reduction plan in progress**

For our stakeholders: Enhancing trust

Goal	Target	Progress this year
Excellence in compliance, ethics and corporate governance	Robust corporate governance with the highest standards on compliance and ethics	**Strong corporate governance** structure in place, no material deviations
Greater transparency and improved reporting	By 2025, enhance ESG disclosures to reach top quartile	Comprehensive **BRSR, integrated reporting, independent assurance** and enhanced ESG disclosures
Engaging our suppliers	By 2030, ensure 100% strategic suppliers are compliant with our chosen ESG framework	**Capability building complete,** supplier audits in progress

Materiality assessment

We aim to achieve our purpose through collaboration with a diverse range of stakeholders. With stakeholder interactions and strategic engagements, the Company gains a better understanding of their needs and expectations, leading to closer integration and progress towards our shared goals. We are guided by our materiality assessment to identify the key ESG topics in which we create the most impact and hold the highest potential to create value. This assessment is done in addition to the annual Enterprise Risk Management heat map that highlights the significant internal, external, and strategic risks faced by the Company.

In the previous materiality assessment in 2021, we worked with an independent third party to determine a list of material topics that could affect our performance and impact key business decisions. We engaged with over 100 internal and external stakeholders. These included employees from key business functions, as well as leaders and important stakeholders and external groups such as regulatory authorities, customers, investors, suppliers, and not-for-profit organisations. The results of the assessment contributed to the development of our ESG goals, and they continue to guide our sustainability strategy and public reporting.

To read more about **our engagement with stakeholders, and our material risks and opportunities, refer to Page 114 of this Report**

Our BRSR (overview of the entity's material responsible business conduct issues)



MATERIALITY MATRIX


High
Importance to stakeholder
Low
Low
Importance to business
High
16
7
21
15
12
11
1
2
4
19
13
14
5
20
18
3
8
17
22
25
23
9
6
10
24

Good governance

1. **Anti-bribery and corruption**
2. **Regulatory compliance**
3. **Business ethics**
4. Data integrity and security
5. Pharmacovigilance
6. Data privacy
7. Risk management and business continuity

Growth

8. Investment in new sustainable technologies
9. Economic performance
10. Technology and digitalisation

Access and affordability

11. **Enhancing availability of product**
12. Responsible pricing and affordability

Community and patient responsibility

13. Product responsibility
14. Patient safety
15. Health education and prevention
16. Combating counterfeit medicines
17. Product quality and recall management
18. Social responsibility

Environmental stewardship

19. Waste management
20. **Water management**
21. Environmental compliance
22. **Energy and emissions management**

People development

23. Occupational health and safety
24. Talent attraction and retention
25. **Promoting diversity**

• **ESG/Sustainability Goal**

Value creation model

INPUTS

- **₹230,991 million** net worth
- **₹82,199 million** operating expenditure
- **22** manufacturing facilities
- **₹47,524 million capex** in last five years
- **3,087** R&D scientists
- **8** R&D facilities
- **₹19,381 million** spent on R&D
- **25,498** permanent employees and workers across 74 countries and 48 nationalities
- **51.22 average hours** of training per employee
- **₹510 million** in CSR spend on healthcare, education, skilling and livelihood, and environment
- **Eight** trade and industry chambers associations
- **4,040 thousand GJ** total energy consumed
- **₹253 million** spend in renewable energy
- **18,35,432 KL** fresh water withdrawal
- **₹372 million** investment in environmental technologies

STRATEGY

1.5 BILLION PATIENTS BY 2030

OUR STAKEHOLDERS

Patients | Employees | Investors | Communities | Government authorities | Business partners

OUR STRATEGIC PILLARS

- Leadership in chosen spaces
- Operational excellence and continuous improvement
- Patient-centric product innovation

SUSTAINABILITY

OUTPUT

- **₹245,879 million** revenue at 15% growth
- **₹73,081 million** EBITDA and 29.7% to sales
- **34.6% RoCE**
- **689 million** patients reached
- All facilities **in compliance** with cGMP
- **163** new products launched
- **195** dossiers files, including **12** ANDAs
- **134** DMFs filed
- **1.25% increase** of women in the workforce to 18.33%
- **120** differently-abled employee in workforce
- **83%** employee engagement score
- **Over 331 thousand** beneficiaries positively impacted by CSR initiatives
- **₹29,311** increase in income/acre for farmers
- **4.9 million KL** water saved through agri-water saving techniques
- **Responsible** public policy advocacy
- **35%** intensity reduction in Scope 1 & 2 emissions
- **30%** carbon neutrality
- **42%** renewable energy share
- **100+%** water-positivity
- **49%** water reused/recycled
- **99%** hazardous waste sent for co-processing or recycling

OUTCOMES

- **Profitable growth** for shareholders
- **Sustained long-term cash flow** for business
- **ICAI Awards** for Excellence in Financial Reporting for 2021-2022
- Recognised as Masters of Risk - Healthcare and Pharma at **India Risk Management Award 2023**

- **Improved health outcomes** for patients
- **Partner of choice** for collaborators
- Recognised as Company of the Year - America at the **Global Generics and Biosimilars Awards 2022**

- **Improved efficiency** in operations
- **Reduction** in environmental impact
- Recognised as **Asia-Pacific Climate Leader 2023** by Financial Times (London)
- Largest manufacturing facility in Bachupally, Hyderabad recognised as part of Global Lighthouse Network by **World Economic Forum**

- Safe, healthy, **diverse, and inclusive workplaces** for employees
- Recognised amongst Top 20 Employers in pharma/biotech globally by **Science Magazine**
- Positive **impact on communities**
- **Recognised by the President of India** for empowering Persons with Disabilities through Dr. Reddy's Foundation

Our strategy pillars


Leadership in chosen spaces
Operational excellence and continuous improvement
Patient-centric product innovation
SUSTAINABILITY

AIM TO REACH OVER 1.5 BILLION PATIENTS BY 2030

OUR EXECUTION PRIORITIES

HORIZON 1 GROWING THE CORE	
GENERICS	BRANDED GENERICS
OVER-THE-COUNTER DRUGS	BIOSIMILARS
ACTIVE PHARMACEUTICAL INGREDIENTS	

(Drivers in short to medium-term)

HORIZON 2 BUILDING THE FUTURE	
CDMO* (SMALL AND LARGE MOLECULES)	BIOLOGICS AND CELL & GENE THERAPY
DISEASE MANAGEMENT	DIGITAL SERVICES
NUTRACEUTICALS	DIRECT-TO-CONSUMER
IMMUNO-ONCOLOGY NEW CHEMICAL ENTITIES	

(Drivers in short to long-term)

*CDMO – Contract Development & Manufacturing Organisation

Our strategy is guided by our purpose of Good Health Can't Wait. Spiralling healthcare costs across the world have put many medicines out of the reach of millions of people. We believe that our responsibility to patients is to facilitate access to affordable medicines and to help them improve their health through innovative solutions.

Through our business operations, we

1. Develop, formulate, manufacture, and sell a portfolio of high-quality generic versions of innovator medicines products at an affordable price.
2. Create strong value brands leveraging our field force in the branded generics business.
3. Provide a portfolio of complex, differentiated, high quality and affordable active pharmaceutical ingredients for our customers.
4. Offer a strong value proposition through cost leadership, backward integration, best-in-class customer service, and a strong compliance track record for our customers.
5. Bring differentiated, relevant, and clinically proven innovative, nutraceuticals, and digital products to improve the patients' health outcomes and quality of life.



Our patients

ACCESS | AFFORDABILITY | INNOVATION

We make efforts to address health inequities, provide life-saving products, and improve health outcomes through our work. We are constantly trying to increase our reach globally with affordable medicines and meaningful innovations for patients. We contribute to reducing the global disease burden by enabling access, affordability, and innovation.

ADVANCING ACCESS TO HEALTH

Our access strategy is delivered by launching new products and providing generic alternatives to innovator medicines, increasing their reach and making medicines more affordable. We have identified several levers to achieve this:

- Expanding market presence by establishing direct partnerships and linkages with intermediaries
- Exploring new portfolio choices, licensing, and distribution arrangements
- Collaborating with smaller companies with specialised drug development capabilities
- Leveraging existing networks to in-license more products
- Establishing multi-stakeholder partnerships with governments, international institutions, and public health institutions to expand and deepen our reach globally

GOAL

By 2030, serve 1.5 billion patients

PROGRESS

In FY2023, we reached over 689 million patients globally

This year, we reached over *689 million patients through our products and services. We reached approximately 180 million patients in 31 #LMICs (low and middle-income countries) in Emerging Markets and India. Vistara, our rural access programme reached 1,25,000 healthcare professionals and impacted over 50 million patients across 10,000 towns in India.



~689 mn

Patients reached through our products, services, and solutions

*The number of patients reached is an estimate calculated using IQVIA external data as well as internal sales data, taking into account multiple factors including treatment dose, duration, and adherence.

#LMICs are defined as countries with < $23,000 per capita GDP in PPP

Public health initiatives

We remain committed to enhancing the accessibility and affordability of medicines for vulnerable populations and promoting greater equity in healthcare.

We are actively working on pressing healthcare challenges in oncology, cardiovascular diseases and infectious diseases.

We continue to establish partnerships with multilateral agencies and pharmaceutical organisations. Dr. Reddy's and Aurigene Pharmaceutical Services Limited (APSL) partnered with the Global Antibiotic Research and Development Partnership (GARDP) to explore opportunities to make Zoliflodacin accessible to LMICs, including South Africa, Thailand, and India. Along with APSL, Dr. Reddy's has also signed a Memorandum of Understanding (MoU) with the Drugs for Neglected Diseases Initiative (DNDi), a not-for-profit research and development organisation that develops new therapeutic solutions for neglected diseases.

Patient support programmes

We reached 6,110 patients in India through Sparsh, our patient assistance programme for underprivileged cancer patients. We continued to support patient education in Germany through betainstitut and betaCare initiatives, publishing new guidebooks on 13 diseases and topics such as palliative care, disability, advance directives, and benefits for parents. We also conducted seminars for healthcare professionals and published newsletters for physicians.

Our online platform www.betanet.de will turn 20 this year, which is one of the largest portals for psychosocial and social law information in the healthcare sector, helping patients navigate the complex healthcare system.

46,000

Stakeholders trained to deliver better patient outcomes

6,110

Patients reached in India through Sparsh

Health systems strengthening and sector-wide approaches (HSS/SWAps)

Through Dr. Reddy's Foundation for Health Education (DRFHE), we have been working to strengthen the healthcare delivery system in India. Our preventive healthcare programme Awareness for Life (AFL) has been running for more than a decade and has supported over 5,50,000 people over the years including corporates, educational institutes and Rural Workforce Agencies (RWAs). Through over 1,700 programmes in FY2023, we trained more than 46,000 stakeholders including nurses, paramedical staff, senior doctors, pharmacists, and postgraduate doctor students to deliver better patient outcomes. Our Dietlogues programme provides clinical dietary consultation to patients through a team of expert nutritionists and has helped over 30,000 patients so far. We reached over 13,000 additional patients suffering from cancer, diabetes and Chronic Kidney Disease (CKD) while offering over 38,000 diet consultations during the year.

Through our UDAY (Unite against diabetes & hypertension by raising awareness in community) programme, we promoted awareness among 15,000 doctors and supported the screening of over 40,780 patients for diabetes and hypertension in India.



Our patients

ACCESS | AFFORDABILITY | INNOVATION

ENHANCING AFFORDABILITY OF MEDICINES

GOAL

By 2027, 25% new launches to be first-to-market

PROGRESS

In FY2023, 39%* of new launches were first to market globally



We are focused on bringing affordable drugs to the market globally, especially in areas that are underserved and unaffordable, such as biologics, anti-cancer drugs, and auto-immune diseases. First-to-market launches of generic drugs enable us to offer affordable options to patients, helping create expanded access to life-saving drugs.

We work towards bringing drugs faster across markets by continuously strengthening and leveraging our pipeline and reducing product development cycle times.

We drive productivity through process improvements, digitalisation, and automating operations to increase efficiency to produce more with fewer resources.

The levers to achieve our objectives are:

- **Being productive:** With effective utilisation of resources, we lower the manufacturing costs of products
- **Being innovative:** We develop first-to-market products which brings down the prices, saving money for healthcare systems, and benefiting patients
- **Being a partner of choice:** We increase access to solutions through collaborations, leveraging our extensive market reach and deep scientific capabilities

Aurigene Oncology Limited, our wholly-owned subsidiary, is one of the few companies in India working on Chimeric Antigen Receptor (CAR) T-cell therapy, which is an expensive but effective treatment for cancer. Cell and Gene Therapy (CGT) is a niche but fast-growing area that involves manipulating human cells and genes to provide potential long-lasting solutions for cancer treatment. We aim to bring down the cost of the CAR T-cell treatment by optimising operations and training personnel.

39%*

Our new launches were first-to-market

*39% of our new launches were first to market in our chosen markets US, Canada, EU5 (France, Germany, Italy, Spain, UK), Brazil, Russia, China, and India

access
affordability
innovation



PALBOCICLIB (PRIMCYV®) TO WIDEN ACCESS TO HIGH-QUALITY BREAST CANCER DRUG

Our in-house manufactured palbociclib capsules were launched on Day 1 post patent expiry in India for metastatic breast cancer. Dr. Reddy's palbociclib is a bioequivalent and therapeutically equivalent to the global innovator product. This in-house product was launched in India at an 85% price reduction from the price of PRIMCYV®, making this critical care drug affordable and making a significant difference to financially disadvantaged patients.

FIRST-TO-MARKET GENERICS FOR TWO STRENGTHS OF LENALIDOMIDE CAPSULES IN THE U.S.

We launched the generic version of REVLIMID® (lenalidomide) Capsules in the United States, with first-to-market status and 180 days of generic drug exclusivity for capsules in 2.5 mg and 20 mg strengths. This was a volume-limited launch as part of the settlement with the innovator. The launch of a more affordable generic version expands patient access to this important cancer treatment drug. This represents our commitment to providing affordable medicines to Multiple Myeloma and Myelodysplastic Syndrome (MDS) patients.

Our patients

ACCESS | AFFORDABILITY | INNOVATION

INNOVATING FOR A BETTER STANDARD OF TREATMENT

GOAL

From 2027, launching 3 innovative solutions* improving the standard of treatment every year

PROGRESS

We identified key innovation focus areas and selected a chosen set of solutions for further development

We are working on several innovative solutions with an aim to address the unmet needs of our patients. We have identified a set of products in the areas of small molecules, biologics and digital therapeutics for further development. We continue to strengthen our pipeline and believe that we will be able to commercialise these differentiated products over the next few years.

We are working on several niche technologies such as oral peptide delivery fast acting orally disintegrating tablets, long-acting injectables, drug conjugates and patches. We are also working on CAR T-cell therapy products and a few digital solutions.

19

Small molecule and peptide drug candidates in clinical development contributed by AOL

Progressing on oncology

Oncology is a key therapeutic area for us with a strong pipeline of products, including a nutritional product and a patient care digital solution. Our efforts are towards making cancer treatment manageable, and we have taken a focused approach to addressing patient needs in this rapidly growing disease area.

Aurigene Oncology Limited (AOL), our wholly-owned subsidiary, is developing innovative therapeutics addressing several hallmarks of cancer, leveraging its deep capabilities in science and building value-added collaborations with leading global companies. AOL works with established pharmaceutical and biotechnology companies through drug discovery and development collaborations. In the last two decades, AOL has contributed to delivering 19 small molecule and peptide drug candidates in clinical development. AOL has out-licensed several first-in-class and best-in-class compounds to pharma and biotech companies for global clinical development while undertaking clinical POC studies for a few programmes on its own.



Collaborating for innovation

Aurigene Oncology Limited (AOL) has entered into an exclusive collaboration and global licensing agreement with Oterra Oncology to discover and develop innovative cancer therapies. The two companies will work together to research, develop and commercialise new small molecule inhibitors that focus on specific oncology goals. We continue to work towards strengthening our position as a partner of choice. We signed several strategic licensing deals throughout the year.

The Government of India's Research Linked Incentive scheme, which lists complex generics, biosimilars, vaccines, precision medicines, and antimicrobials as high-priority areas, also creates exciting pathways for innovation.

We continue to work towards strengthening our position as a partner of choice.



*Products, services, and platforms

Our patients

ACCESS | AFFORDABILITY | INNOVATION

OUR KEY ENABLERS

Operational excellence is helping us better execute our patient-focused strategy with lower operating costs, greater efficiency, and enhanced productivity and quality. Technologies such as artificial intelligence, machine learning, augmented and virtual reality, robotics, and the Industrial Internet of Things (IIoT) are helping drive optimal efficiencies, reduced costs, improved production lead times, higher quality and sustainable operations across the manufacturing value chain.

Advancing with digital

Digital transformation is a key priority of the Company. We are adopting technology across our entire value chain to enable innovation, productivity, and customer engagement.

We extended our core systems of record, including the Manufacturing Execution System (MES), Laboratory Information Management System (LIMS), Electronic Lab Notebook (ELN), Customer Relationship Management (CRM), and SAP across all business verticals for the successful adoption and execution of day-to-day business processes.

We are developing new business models such as SVAAS, an integrated care network, to provide cashless service to outpatient customers.

DIGITAL SCIENCE

Using digital science is helping us to optimise our research and development process. By using AI-enabled formulations development and predictive algorithms, we can rapidly develop and optimise formulations, reduce cycle times, and achieve a higher success rate for bio studies. We developed an in-house in silico prediction model that helps in rapidly and inexpensively determining the immunogenicity risk, eliminating the need for additional, costly and time-consuming immunogenicity evaluations and reducing the project launch time.

40+

Industry 4.0 initiatives implemented through the OpsNext programme

DIGITAL OPERATIONS

Over the last few years, we have implemented over 40 Industry 4.0 initiatives through the OpsNext programme that have positively impacted various business performance parameters, including product quality, equipment efficiency, and people productivity – leading to a 30% reduction in production lead time and a 43% improvement in manufacturing costs.

Our largest formulations facility in Hyderabad was recognized as a Digital Lighthouse by the World Economic Forum, making it a part of the prestigious Global Lighthouse Network.

We have now extended these initiatives to other network plants and have already seen significant positive impacts on business performance parameters.



Operational excellence

Our vision is to become one of the most efficient pharmaceutical operations globally. Productivity for us includes being first to market, cost leadership, supply chain flexibility, and going beyond compliance requirements. We follow a progressive productivity agenda, which will enhance our ability to deliver high-quality products to customers.

We apply principles of lean manufacturing and six sigma to optimise processes, reduce waste, and improve quality. We are using data-driven decision-making and continuous improvement to identify and eliminate non-value-added activities, reduce variation, and improve efficiency.

Our selection-to-commercial (S2C) initiative optimises the development, procurement, and production value chain to enable faster introduction of products, and an increase in the share of first-to-market products. Through the Autonomous Way of Working, we use Total Productive Maintenance (TPM) to create asset robustness, driving proficiency with operators to handle every know-how and asset maintenance activity. Statistical techniques and machine learning are used to improve the yield and quality (product robustness) of our products.

We have identified products based on prediction tools for proactive and reactive remediation to ensure Right First Time. We have created internal capabilities on Quality by Design (QbD) and Design of Experiments (DOE) to drive improvement projects.

We are driving operational transformation through a Factory of Future initiative, an integrated 5-pillar approach that uses lean principles with the enablement of digital technologies, mechanisation, and automation for implementing intelligent and sustainable processes. Our key pillars include:


Factory of Future initiative
Data acquisition and analytics
Asset performance and automation
Process simplification and optimisation
People organisation of the future
Control tower, the central nerve centre for managerial decision making leveraging data

Product Quality

Patient safety is at the core of everything we do, and we remain committed to the highest standards of product quality by implementing a robust quality management system and building a quality-focused culture.

Our Quality Management System (QMS) lays emphasis on the appropriate management of resources, and management of quality through the entire product lifecycle, including periodic reviews at manufacturing site level, business unit level and senior management level.

The system focuses on continual improvement aimed at optimising processes and eliminating non-value-adding efforts in production to reduce variability in process and product quality characteristics. Our QMS and procedures are in compliance with the regulatory requirements of the countries we operate in.

Our pharmacovigilance (PV) system monitors product safety in compliance with various regulatory requirements. Our PV standards are in line with globally recognised safety benchmarks such as the International Conference on Harmonisation (ICH) guidelines.

Our people

DIVERSITY | INCLUSION | EQUITY

We want every person at Dr. Reddy's to be able to meet their potential through work and through continuous learning. We work to create an environment that makes our employees feel valued, heard, and respected. We continue to invest in our people through learning, professional development and building skills for the future.

GENDER DIVERSITY

To successfully develop and take our products and services to market, we depend on the expertise and specialist skills of a diverse, highly skilled workforce.

Our aim is to create meaningful experiences that enable our colleagues to contribute to their full potential.

We believe that diversity across gender, ethnicity, race, and colour provides a variety of perspectives that strengthen the organisation. We have implemented several interventions such as hiring, sensitisation, communication, and policy revamp over the past year.

We have targeted interventions in place to increase the representation of women across roles and teams. These include scouting talent from other industries beyond the pharmaceutical industry and putting in place planned transition programmes for their immersion in our workforce. To make the workplace more inclusive, we are increasing the representation of women in non-traditional roles such as manufacturing and sales by providing realistic job previews, policy support, and gender sensitisation workshops on allyship.

GOAL

By 2030, atleast 35% women in senior leadership positions

PROGRESS

Leadership teams now have a 16% representation of women, up from 12% in the previous year


Bloomberg

In the Bloomberg Gender-Equality Index for the 6th year in a row

For the sixth consecutive year, we were named in the Bloomberg Gender-Equality Index (GEI) 2023. The index comprises 484 companies from 45 countries across 11 sectors, representing a market capitalisation of $16 trillion, and evaluates gender equality across various internal and external factors.

GOAL

By 2035, gender parity across the organisation

PROGRESS

There was an increase in women diversity by 1.25% in India, taking our diversity to 18% globally

INCLUSION OF PERSONS WITH DISABILITIES

GOAL

By 2030, our workforce to include atleast 3% of Persons with Disabilities (PwDs)

PROGRESS

In FY2023, we increased the representation of People with Disabilities by 50% to reach 0.4% of our entire workforce

We are working towards creating a safe, inclusive and empowering work environment for our colleagues. As part of these efforts, we are focusing on hiring practices, sensitisation of recruitment teams, hiring managers, and colleagues on inclusive language and respect for personal space, accessible infrastructure in our buildings, and flexible working models. As we continue on the diversity, equity and inclusion journey, we believe that open and inclusive conversations are crucial. We encourage our differently-abled colleagues to speak up about any discriminatory experiences and to discuss their needs and requirements for an inclusive work environment.

During Disability Pride Month, we conducted workshops aimed at understanding and proactively addressing the needs of differently-abled persons. These workshops were conducted in collaboration with Dr. Reddy's Foundation (DRF) and aimed to encourage open and sensitive conversations while taking a people-first approach that looks at individuals in terms of their skills and strengths.

Dr. Reddy's Foundation recognised for empowering persons with disabilities

The President of India recognised Dr. Reddy's Foundation for its efforts in empowering and creating employment opportunities for individuals with disabilities. The Foundation's multi-partner programmes, along with our policies and practices, demonstrate our commitment to creating a more inclusive and empathetic work environment and society.



Supporting disadvantaged youth at the workplace

Dr. Reddy's has always been committed to social inclusion, skilling and development, and providing a platform for transformation at the grassroots. We introduced this unique programme two decades ago. Since then, we have trained over 4,400 disadvantaged youth from rural areas through our SMT programme (Self-Managed Teams) with a mission to educate young people, and help fast-track them towards more livelihood options, by increasing their employability and preparing them for mainstream professional life.

Our entry-level cadre is hired through the SMT route and the New Apprenticeship programme. These programmes contribute to 30% of our operations workforce, and we have a 40% diverse batch across both programmes.

4,400+

Youth trained from rural areas through our Self-Managed Teams programme

Our people

DIVERSITY | INCLUSION | EQUITY

EQUITY AND FAIRNESS FOR ALL

GOAL

By 2025, we will ensure living wages for the extended workforce on our premises

PROGRESS

We have identified a strategic partner to work with us on the goal. We have also established an action plan to identify and close the living-wage gap

We remain committed to human rights and fair pay at our workplaces, and this goal of living wages is our way of supporting decent livelihoods for employees through offering rightful compensation.

Our living wages project is a comprehensive approach to closing the living-wage gap for the extended workforce on our premises. The project is structured in multiple phases that include living-wage benchmarking, gap identification, gap closure, monitoring, and reporting.

As we move through the stages of implementing changes and closing the gaps, we will measure the impact of work done and identify any potential areas for improvement. The project is expected to complete by the end of FY2025.

1,000

Contractors, community members and students trained on the importance of waste management



EMPLOYEE ENGAGEMENT

We ensure that there are structured and periodic communications with our employees on matters related to the business environment, Company affairs, people-related matters and recent developments. We aim to be a listening organisation to our colleagues globally through employee surveys, and more recently AI-powered chatbots such as Amber, and initiatives such as Guru. We provide the latest and updated information on company and industry developments, avenues for employee voice, capability building, rewards and recognition.

We have been building leadership behaviours that we consider essential to the success of the organisation through our ASPIRE framework since 2020.

This framework focuses on an aspirational growth mindset, speed and rigour in execution, people leadership, innovation, being results-driven and having an excellence focus.

Building an ESG conscious workforce

We have been engaging our employees on the ESG agenda through a focused internal communications campaign. Our leadership shares its vision and strategy with individual teams, opening up a conversation around ESG in the Company and connecting our purpose, values, and intention to be a sustainability leader. We are working on making ESG inclusive for all stakeholders, and to guide behaviours and practices so work is more meaningful and engaging for our workforce. Each employee is a custodian of our sustainability agenda. Not only do we have initiatives at an organisational level, but our employees also try to adopt sustainable practices in their personal lives.

diversity inclusion

SUSTAINABILITY AMBASSADOR PROGRAMME

Through our sustainability ambassador programme, we are creating champions that promote sustainability both within and outside the Company. The programme works across areas of high material significance for Dr. Reddy's and each of the six focus areas is well-aligned with the UN Sustainable Development Goals.

Water Management Ambassador

Our water ambassadors have engaged in water-saving projects, efficient utilisation of water, leak arrest campaigns, and WASH-related awareness sessions at workplaces, schools, colleges and in the communities around our operations. In FY2023, these efforts helped reduce freshwater consumption by 18,429 KL. Our ambassadors sensitised 8,556 people within the fence and beyond the fence.

8,556
People sensitised within the fence and beyond the fence

SDGs impacted

Energy Ambassador

In FY2023, our energy ambassadors identified energy-saving opportunities worth ₹40 million that are equivalent to over 5,300 MT CO_2e GHG emissions reduction. Our ambassadors also reached out to over 2,400 employees and 200 schools, colleges, and communities to spread the message of energy conservation.

SDGs impacted

Women Safety Ambassador

This year, our employees reached over 8,300 girls and women through the Women Safety Ambassador Programme, spreading awareness of safety and empowerment and inviting inspiring women leaders from society to share their experiences.

8,300
Girls and women reached through the programme

SDGs impacted

Road Safety Ambassador

Through the Road Safety Ambassador Programme, our ambassadors have reached out to over 14,000 motorists, truck and bus-drivers, students, and pedestrians on road safety to help them identify potential hazards, bringing a positive change in their road usage and ultimately contributing to SDG 3 and SDG 11 – Sustainable Cities and Communities.

14,000
Motorists, truck and bus drivers, and pedestrians reached

SDGs impacted

Health Ambassador

The Health Ambassador Programme fulfils our vision statement Good Health Can't Wait and directly contributes to SDG 3 - Good Health and Well-being, urging sustained effort to ensure that everyone has access to the affordable, high-quality medicines and technologies they need. Through MHI (My Health Index), mental well-being and health awareness sessions in FY2023, our employees have touched over 9,400 lives including 1,200 school and college students.

9,400
Lives impacted including 1,200 school and college students

SDGs impacted

Waste Management Ambassador

Through the Waste Management Ambassador Programme, our ambassadors are spreading the importance of waste management, have trained over 4,900 employees and 1,000 contractors, community members, and students in FY2023.

SDGs impacted

Our people

DIVERSITY | INCLUSION | EQUITY

EMPLOYEE HEALTH AND SAFETY

We are committed to providing safe working environments through continuous improvements in our infrastructure, work practices and behaviours. We prioritise the health and safety of our employees, including occupational health and safety, women's safety, and road safety. We encourage our suppliers and vendors to adopt safe, healthy, and environmentally responsible practices. Dr. Reddy's Safety, Health, and Environment (SHE) policy applies to all employees and extends to all business facilities, subsidiaries, joint ventures, licensees, and other associates. Seven of our global formulations manufacturing facilities are ISO 45001 certified, and we continue to invest in and implement robust health and safety systems across all plants.

We ensure that all manufacturing facilities have an on-site emergency plan that includes preparedness for credible scenarios. Each location has a well-equipped Emergency Response Team (ERT) trained in firefighting and rescue operations as the first line of defence, followed by fire safety teams at clusters as the second line of defence and mutual aid partners including neighbouring industries, cluster fire stations, or local government fire stations as the third line of defence.

Our manufacturing units work with hazardous chemicals, and we strictly adhere to stringent process safety measures to ensure employee health and safety. We also make use of digital initiatives to proactively reduce risks and hazards through centralised, automated, and dynamic control, resulting in improved health and safety.

For our detailed health and safety performance

Please refer to Page 133 of this Report.



My Health Index (MHI)

This year we were able to touch 8,200 lives through our employee health and wellness initiative, My Health Index. We conducted over 10,000 consultations on diet, fitness, and happiness, receiving over 25,000 positive individual reviews. We held multiple health webinars, and campaigns, including blood donation drives and fitness sessions.

We saw over 340 instances of reduced health risks, with a significant reduction in biometric risk markers. We also saw a marked improvement in Body Mass Index, blood sugar, blood pressure and cholesterol levels, and 66% of employees reported reduced stress levels.

We continued to expand our flagship programme across other business units bringing in additional employees under the health assessment tracking, measurement, and improvement.

LEARNING AND DEVELOPMENT

Our people practices have always been ahead of time, be it our culture, the kind of people we hire, or our investment in world-class learning.

We continuously enrich our content and enhance its delivery through multiple programmes that support capacity building and promote a strong culture of learning. This includes the launch of podcasts and playbooks to reinforce leadership culture within the organisation.

We provided learning opportunities to our employees through short-term projects called Internal Gigs to strengthen avenues of internal talent mobility. Our flagship Young Leaders Programme (YLP) takes participants through a 15-month journey to becoming future leaders and has been running for three years.

Our New Horizons Well-being Programme (NHWP) focuses on holistic well-being and is helping our colleagues take charge of their well-being before a crisis arises.

New Horizons Leadership Programme (NHLP), our year-long leadership development programme, is designed to unlock the full leadership potential of our colleagues. The programme helps in integrating empathy, collaboration, ownership, and accountability into leaders' capacity, creating significant business impact. In FY2023, 110 individuals participated in the NHLP programme. Our flagship Digital Ninja programme aims to strengthen and build digital capabilities across the organisation.

2,850+

employees certified as Digital Ninjas in FY2023



The NHLP is designed to unlock the full leadership potential of our colleagues

Our communities

EMPOWERMENT | COLLABORATION | INCLUSION

We continue to collaborate with our partners in enhancing the quality of life of our communities through better healthcare, skilling and livelihood, environment and education initiatives. We are committed to keeping alive the spirit of social change that our founder, Dr. Anji Reddy, was deeply passionate about.

In partnership with Dr. Reddy's Foundation (DRF), Naandi Foundation, NICE Foundation, and Roshni Trust, we work on addressing developmental issues such as providing good quality education, community health, skill-based training, employment opportunities for the youth, livelihood skilling and placement for the differently abled, and training of farmers on environment-supportive agricultural practices, all of which reflect deep-rooted systemic challenges. We have established long-running programmes in each of these areas and the progress made has created value for programme beneficiaries across the communities we live and operate in.



16,000

Free consultations and medications provided to patients through multi-component health interventions

COMMUNITY HEALTH

We are working to improve the quality of primary care services in selected Primary Health Centres (PHCs), and state-owned rural and urban healthcare facilities that are essentially single-physician clinics. We partnered with the District Health and Medical Office to upgrade Patharapalli PHC in Srikakulam District, Andhra Pradesh which is now able to deliver quality services, particularly in outpatient care, diagnostics, emergency stabilisation, and referrals.

Our Community Health Initiative Programme (CHIP) aims to make healthcare accessible to communities, reduce maternal and neonatal mortality rates, increase health-seeking behaviours, and change community perceptions about health.

It also focuses on improving health knowledge by providing appropriate health information, addressing misconceptions, and reducing the financial and disease burden on the community.

CHIP is implemented in partnership with NICE Foundation and currently operates in 155 villages in Andhra Pradesh.

In FY2023, as part of the universal health coverage CHIP provided doorstep services to 107 Scheduled Caste and Backward Class beneficiaries in Andhra Pradesh districts.

To support the rural healthcare system in India, CHIP worked with 7 PHCs as first referral units, 2 Community Health Centres (CHCs) as secondary referral units, and 2 district hospitals as tertiary units.

Along with the existing frontline workforce including Anganwadi workers, Auxiliary Nurse Midwives (ANM) and Accredited Social Health Activists (ASHAs), CHIP nurses assist pregnant and lactating mothers and their babies to promote safe motherhood in under-resourced communities. Through its comprehensive maternal child health intervention, CHIP provided antenatal, delivery, and postpartum services to 1395 registered women and 1085 newborns and facilitated nearly 1150 institutional deliveries. We also provided tailored home-based treatment to patients, including lactating mothers, newborns, aged patients, and those with severe mobility issues.

1,28,800+

People provided with primary healthcare services

96%

Better health outcomes among high-risk mothers with zero mortality



EDUCATION

Since 2001, Kallam Anji Reddy Vidyalaya (KARV) has provided quality education to children from marginalised backgrounds, reaching over 2,300 students in FY2023. In line with the National Education Policy, KARV introduced vocational courses and trained teachers on pedagogical methods and the SAFAL (Structured Assessment For Analyzing Learning) Framework that strengthens the assessment system to promote critical thinking, inquiry-based and analysis-based learning.

We setup Kallam Anji Reddy Vocational Junior College (KARVJC) to provide technical education to matriculate students from low-income families, enabling them to obtain employment-oriented skills. Over 800 students enrolled in the programme in FY2023.

Our Sashakt scholarship encourages women from disadvantaged backgrounds to pursue careers in STEM with access to some of India's top colleges, along with the guidance and mentorship of leading women scientists. Our School Improvement Programme has helped educate over 65,400 students across 229 schools in India.

65,400

Students across 229 schools educated through the Our School Improvement Programme

YOUTH EMPOWERMENT AND INCLUSION

Our healthcare skilling programme provides quality training to young people from low-income backgrounds and assists them in securing positions at corporate hospitals. In FY2023, we supported three centres in Andhra Pradesh and Khammam, helping 406 young people.

Through the youth skilling programme, we also supported five centres across five cities in bridging the skills gap and empowering over 1000 youth to achieve financial independence.

Our GROW PwD skilling programme aims to integrate people with disabilities into the workforce by training them in essential employability skills. This programme caters to 11 types of disabilities, including physical, speech and hearing impairments, vision impairment, and intellectual disability and is complemented by a strong job matchmaking process that is suitable for people with disabilities. In FY2023, we supported five centres across five cities supporting over 950 young people.

406

Young people supported across three healthcare skilling programme centres in Andhra Pradesh and Khammam



Our communities

EMPOWERMENT | COLLABORATION | INCLUSION


80,196 farmers expected to benefit by the end of the Rabi season

IMPROVING FARMERS' LIVES

Through MITRA (Making Integrated Transformation through Resourceful Agriculture) programme, we have created a platform for lead farmers in villages to promote modern agriculture practices and better market connections with other farmers. In FY2023, we introduced newer technologies for farmers with pilot projects including one in collaboration with the International Potato Center. We supported over 1700 marginal farmers, mostly women, in setting up new cultivations. Through multiple interventions, we have helped farmers generate an additional income of ₹10,000 per acre in cereals.

The Farmer field school project in collaboration with Naandi Foundation provides training to small and marginal tribal farmers to help them adopt sustainable coffee and agroforestry farming practices. The approach used is participatory where farmers learn from each other through peer-to-peer learning on crop management, soil health, water management, pest control, and post-harvest practices. There was over double the growth in total coffee production, and 83% of the coffee harvested was of Grade-I quality, indicating an improvement in the quality of production with these efforts.

A post-harvest analysis revealed that the average profits of farmers had doubled this year. We trained 8,334 farmers across 209 villages in FY2023.

CLIMATE-SMART AGRICULTURE

Through Action for Climate & Environment (ACE), we are implementing climate-smart and regenerative agriculture practices to improve farmers' income and reduce their GHG emissions and water footprints. Shifting from Transplanted Rice (TPR) to Direct Seeded Rice (DSR), adopting zero tillage farming in maize and wheat and optimisation of fertiliser usage based on the soil health parameters has potentially reduced carbon emissions by 1.0 to 1.3 tCo2e per acre, saving 500 to 1,800 kilolitres of water per acre depending upon the practices, and generate an additional income of ₹13,000 per acre for farmers.

In FY2023, the programme successfully shifted 70,335 acres from conventional tillage sowing to zero tillage in wheat and maize in Andhra Pradesh and Bihar. A total of 38,594 acres has been shifted from TPR to DSR in rice Andhra Pradesh, Telangana and Bihar.

30,000

Farmers impacted during the Kharif season

empowerment collaboration inclusion



AGRI-WATER SAVING TECHNIQUES PROMOTED IN PADDY

In FY2023, Dr. Reddy's Foundation implemented agri-water-saving techniques in paddy fields in Andhra Pradesh and Telangana. This initiative primarily focused on promoting Alternate Wetting and Drying (AWD) as an irrigation technique that involves applying water to the field after the disappearance of ponded water. This differs from the conventional irrigation approach of continuous flooding, where the ponded water never disappears. 4.9 million kilolitres of water were conserved through this approach.
Dr. Reddy's Foundation continues to encourage sustainable agriculture practices and reduce the strain on freshwater resources in the region.

38,594

Shifted from TPR to DSR

34,528 tCO_2e

Carbon emissions reduced

19.9 mn KL

Water saved

Our planet

EFFICIENCY | PROTECTION | CONSERVATION

Climate change is one of the most pressing global challenges, impacting health, natural habitats, livelihoods, ecosystems, and weather patterns. Our vision is to achieve carbon-neutral growth because we believe that business must coexist with the environment. The future belongs to those who can achieve this balance.

CLIMATE RISK

We subscribe to the principles of Task Force on Climate-related Financial Disclosures (TCFD) framework and recommendations. We have been taking enterprise-wide steps to respond to the climate risks and opportunities identified through the TCFD assessment in 2020, where we also identified major physical and transitional risks for our business and strategic supply chain. The analysis covered all our facilities and strategic suppliers and presented a scenario till 2039.

We have assessed the impact and likelihood of acute and chronic climate risks over a short, medium, and long-time frame. We identified potential adaptation and mitigation measures and estimated the financial implications of the identified risks and opportunities. We considered the results of the TCFD assessment while developing our carbon-neutral strategy. The Internal Carbon Price is applied to business decision-making and future investments in projects.

Our climate risk assessments of physical assets indicate that we have adequate resilient infrastructure and insurance provisions for facilities while we continue to work on further securing assets.

Eight of our global formulations manufacturing sites are ISO 14001 certified

PROGRESSING ON OUR CLIMATE ACTION PLAN

GOAL

By 2030, transition to 100% renewable power

PROGRESS

In FY2023, 42% of our electricity was through renewable sources

We remain committed to the energy transition and are on the pathway to carbon neutrality. The majority of our Scope 1 (direct) emissions originate from boilers used in operations for producing steam, electricity, and wastewater treatment facilities. Our Scope 2 (indirect) emissions are from purchased electricity for running facilities and operations. Our Scope 3 (indirect) emissions include emissions from purchased goods and services, capital goods, processing of sold products and others. Industrial processes generate significant amounts of SOx and NOx emissions as well as particulate matter that adversely affect local ecosystems, air quality, and habitats.

We are committed to preventing and mitigating air pollution by increasing the efficiency of operations and reducing emissions.

We adhere to emission norms and strictly control emissions within statutory limits. We strictly adhere to all relevant environmental laws, regulations, and guidelines in the markets where we operate. We have no pending environmental non-compliances in the reporting year.

Our strategy to achieve 100% renewable power by 2030 includes maximising the Capacity Utilisation Factor (CUF) of renewable power supplies, developing new projects through joint venture partners for long-term supply assurance, and switching from fossil sources to biomass in boilers and cogeneration plants. We are also developing alternate biomass fuel sources like rice husk and sawdust briquette, ensuring strategic forward contracts with biomass fuel suppliers to address supply chain issues, and adapting to the latest green technologies. We will continue investing in solar, hydel, and wind projects and accelerate our green transition by substantially increasing the share of renewable energy at all our facilities. Additionally, we are driving energy management, conservation, and efficiency projects to support our efforts to achieve our energy goals.

Levers for decarbonisation

- **Energy mix**: Generating and purchasing power through renewable sources
- **Energy conservation**: Reducing use of energy where possible
- **Energy performance**: Increasing energy efficiency
- **Energy transition**: Shifting to low-carbon fuels as well as usage of biomass in place of fossil fuels
- **Carbon offsets**: Offset carbon emissions by investing in carbon sequestration projects

GOAL

By 2030, carbon neutrality in our operations (Scope 1 and 2)

PROGRESS

In FY2023, we achieved 30% carbon neutrality.



Our renewable power source mix comprises rooftop solar, joint venture for captive power, solar and hydel third-party power purchase agreements (PPAs), and *GDAM RECs (green day-ahead market Renewable Energy Certificates). During the year, a 600 KW rooftop solar plant was installed, 1.8 MW hydel power supply and 7.4 MW solar power supply started. With the above renewable capacity additions, the total rooftop capacity has become 6 MW, 59 MW third-party PPA's (solar and hydel), 7.7 MW Cogen plant on biomass fuel and 15 MW solar plants through JVC. Other projects we implemented include switching from furnace oil to natural gas-fired industrial boilers and installing biomass boilers. We used cogeneration with rice husk and multi-fuel at our API manufacturing plants which lead to a reduction of approximately 15,320 TPA of CO2 emissions from the boilers. We also implemented an operational excellence diagnostics programme to identify high-potential energy efficiency projects. Eight of our global formulations manufacturing sites are ISO 14001 certified.

*GDAM is green day-ahead market, a new market segment to trade the day-ahead contracts for renewable generation. RECs are issued when one megawatt-hour (MWh) of electricity is generated and delivered to the electricity grid from a renewable energy resource. This supports the renewable energy market by providing a demand signal to the market, in turn encouraging the production of renewable energy to meet this demand.

Our planet

EFFICIENCY | PROTECTION | CONSERVATION

We saved approximately 37.64 million units during FY2023 and reduced ~40,000 tons of CO_2 emissions. This year, 42% of our total electricity consumption was through renewable sources.

With fuel change, energy efficiency, process optimisation and renewable power initiatives, we achieved 30% carbon neutrality during the year.

We developed an energy policy to optimise energy use throughout the Company. The policy sets guidelines for energy conservation and improving energy efficiency. It also encourages responsible energy purchase, use, and management through the business and value chain.

Three facilities in Baddi operations achieved 100% renewable power

We are already consuming 17.425 million kilowatt hours (kWh) of clean energy in the Baddi cluster. While 86% of power is directly from renewable sources, we have procured 3.5 million Renewable Energy Certificates (RECs, an accepted legal instrument for renewable energy generation and use) to convert the remaining 14% to renewable power and deliver the benefits of carbon mitigation within our operations. We now have four global facilities that are fully powered by renewable sources.

Our formulations manufacturing plant for regulated markets in Bachupally, Hyderabad, won the Platinum Award for Excellence in Energy Management by the Society of Energy Engineers and Managers (SEEM) India. The award recognises efforts in reducing power consumption, enhancing power efficiencies and promoting sustainable energy practices.

Increasing adoption of green factory buildings in India

Our formulation manufacturing facility in Andhra Pradesh won the CII - Indian Green Building Council (IGBC) Green Champion Award 2022 in the category Pioneer in the large-scale adoption of green factory buildings in India. The efficiency measures and occupant-centric practices in our facilities have delivered significant tangible and intangible impacts on resource consumption and well-being.

We improved our performance and received an A- rating in our CDP Climate Response 2022 which is in the Leadership band, indicating we are implementing current best practices. We were named among Climate Leaders Asia-Pacific 2022 by Financial Times and Statista, featuring in a list of 275 Asia-Pacific companies that have achieved the greatest reduction in their greenhouse gas (GHG) emissions intensity and made further climate-related commitments.

Biodiversity

We consider biodiversity conservation as a crucial component of sustainability and remain committed to protecting and conserving biodiversity in our manufacturing locations. Despite not operating in biodiversity-rich habitat areas with International Union for Conservation of Nature (IUCN) red list species or national conservation species, we remain mindful of projects that have a positive impact on biodiversity.

Since 2020, we have been supporting the ecosystem through multiple rainwater harvesting projects and creating increased biodiversity that supports water resources. During the year, we planted 32,000 saplings within and outside the fence with a carbon sequestration potential of ~800 tonnes per annum. We also planted 5,000 saplings at the Ramalayam Dulapally Reserve Forest in collaboration with the Forest Department of Telangana. We engaged with CII-ITC Centre Of Excellence For Sustainable Development to evaluate the biodiversity as well as natural carbon sequestration in our campuses at Bachupally, Pydibheemavaram, and Budhera.

We consider biodiversity conservation as a crucial component of sustainability

The **detailed biodiversity assessment and carbon sequestration assessment reports** recommending short and long-term action plans have been published on our website.

ADDRESSING WATER SECURITY

We require high-quality water for our production operations. We rely on various sources of water including surface, ground, municipal, and harvested rainwater. Availability of good quality water is critical for our business, and any disruption could have a severe impact on the supply of vital medications and society at large.

We remain committed to water stewardship and developing a sustainable water supply system for our operations.

We are optimising freshwater use and improving water efficiency across operations while de-risking groundwater through multiple projects such as increased use of surface water and desalination plants. To manage wastewater and eliminate the risk of groundwater contamination, we have set up wastewater recycling plants and zero liquid discharge plants and ensure the safe disposal of the waste left over after treatment.

We intend to continue making more water available to our communities

10%

Water intensity reduced from FY2022

48,931 KL

Rainwater utilised: ~3% of freshwater consumption

GOAL

By 2025, be a water-positive company

PROGRESS

In FY 2023, we became a water-positive company, achieving our target two years earlier



Turning water-positive

In FY2023, we achieved our goal of turning into a water-positive company. We attribute this achievement to our efforts towards water recharge, reuse, recycling, replenishment, and sustainable agriculture.

Our freshwater withdrawal was 1.83 million kilolitres, and we created a recharge potential of 6.07 million kilolitres of water. We achieved this through multiple interventions including building rainwater harvesting structures, community watershed programmes, pond rejuvenation, and sustainable agriculture efforts via our community-focused regenerative agriculture programme MITRA (Making Integrated Transformation through Resourceful Agriculture) and ACE (Action for Climate and Environment).

We will further improve this contribution with ongoing projects including rainwater harvesting, lake desilting, and wastewater management. We intend to continue making more water available to our communities, replenishing more water to the planet than we consume for our operations.

Our planet
EFFICIENCY | PROTECTION | CONSERVATION

Water conservation and efficiency

We have installed equipment and designed processes to reduce water usage, along with developing a detailed waste process map that facilitates monitoring of reused and recycled water consumption. These efforts have helped to enhance water availability and decrease the dependence on freshwater and groundwater sources. Various initiatives have been implemented to promote water efficiency and sustainability, such as conducting Water Pinch Assessment, projects aimed at reducing freshwater intake, implementing rainwater harvesting systems for reuse and recharge within the premises, utilising greywater as a substitute for freshwater, and revitalising lakes and ponds. Additionally, we have also carried out community watershed programmes and sustainable agriculture initiatives beyond our premises.

In sites such as Hyderabad, Pydibheemavaram and Baddi, projects on rainwater harvesting, water pinch recommendations, and operational excellence projects helped reduce water consumption despite the rise in production year on year. Our engagement with the city water supply board helped achieve a 90% shift from groundwater to surface consumption in Hyderabad. The implementation of Catch the Rain 2.0 initiative and utilisation of treated grey water from beyond the fence have decreased our freshwater intake by 69,069 KL per annum.

Dr. Reddy's is a part of the UN Global Compact Network India's (GCNI) Water and WASH workstream, which is aligned with UN SDG 6 – Clean Water and Sanitation.

As a part of our commitment to transparency and accountability, we respond to the CDP Water Security disclosure annually, comparing our efforts, performance, and progress to our water goals.

₹31.16 mn

Monetary savings



1,25,402 KL of water saved from fresh water focused initiatives

efficiency
protection
conservation



WASTEWATER MANAGEMENT

We are committed to implementing sustainable water-management practices while complying with local regulations. We regularly measure and assess the risks and impacts of hazardous substances in wastewater at all of our sites. At our Zero-Liquid Discharge (ZLD) facilities, all the effluents generated are treated within the premises, and treated water is recycled and reused. We also co-process the final residue from the ZLD facilities. In FY2023, we saved 39,091 KL water from wastewater-focused initiatives.

At select API manufacturing sites, we implemented technologies such as Low Temperature Evaporator (LTE) to recover clean water from RO reject water, creating potential savings of ~₹20 million per year. A high-pressure RO system helped reduce the hydraulic load on Multi Effect Evaporator (MEE), reducing the need for approximately 2,625 KL of effluents, saving over ₹5 million in costs, and decreasing the overall carbon footprint of the ZLD facility. We are also working on ZLD enhancements such as steam strippers to efficiently remove organic contaminants from plant wastewater systems, Agitated Thin Film Dryer (ATFD) for drying concentrated effluents, and forced circulation evaporation systems to treat high volumes of wastewater that also reuse water and waste, and minimise energy consumption.

To further optimise processes, we automated sewage and effluent treatment plants' (STP and ETP) infrastructure through our Digital Paani initiative. Through a combination of sensors, automation, cloud-based software accessible anywhere, and 24/7 monitoring, we enable early detection of problems, facilitate advanced troubleshooting, monitor all the onsite work, provide technical guidance, and provide full visibility on operations for the team – anytime, anywhere, and from any device. This improves the reliability of operations, enables ease of operations, drives higher performance across the treatment process, and brings down long-term operating costs.

Our planet

EFFICIENCY | PROTECTION | CONSERVATION

PRODUCT SUSTAINABILITY

In FY2023, we worked on 16 products incorporating Green Chemistry principles that help make processes more sustainable. Process mass intensity helps us understand the impact that a synthetic route has on chemical resources, cost, and sustainability. All synthetic routes are evaluated for process mass intensity and minimising PMI is our key priority.

Along with green chemistry, we adopted life cycle thinking to assess our environmental impact in a more comprehensive manner. Our Life Cycle Assessment (LCA) programme helps us capture and analyse the environmental impact of our products and identify hotspots and improvement opportunities.

Life Cycle Assessment

This year, we completed LCA studies of three API products by an independent external agency using professional software for LCA modelling. A "cradle-to-gate assessment was done for Doxycycline Lactic Acid, Levetiracetam, and Atorvastatin. The assessment included the entire product lifecycle and emissions were included from raw material production (cradle) to the gate (until the stage at which the product is ready for use before it is transported). These studies were carried out based on ISO 14044:2006 guidelines.

ISO 14044:2006
Guidelines followed for Life Cycle Assessment

16
Products worked upon incorporating Green Chemistry principles that help making the process more sustainable



Sustainable packaging

Our Sustainable Packaging Council (SPC) is responsible for reducing our environmental impact through redesigned packaging.

To improve the sustainability of our products, we reduced the amount of packaging used for products, including reducing the number of layers and the overall mass of packaging. We introduced recycled content where possible and ensured that all tertiary packaging materials used were recyclable or reusable. We also introduced renewable, biodegradable, and compostable materials where possible.

Replacing plastic in product packaging

We replaced the PET (Polyethylene Terephthalate) laminated cartons with FBB (Folding Box Board) cartons for Dologel-CT. The earlier PET laminated cartons were not only wasteful but also harmful to the environment due to the plastic film used for lamination. The FBB cartons are recyclable and have no plastic film. This helps in significantly reducing the amount of plastic used, with a lower carton weight of 300 GSM.

In FY2023, we implemented baling presses at select API manufacturing sites to reduce the volume of plastic packaging being sent outside for disposal. This initiative has decreased the quantity of plastic waste disposal resulting in a reduction in transportation costs and a decrease in Scope 3 emissions and is now being replicated across sites.

*Note: Product lifecycle stages included raw material production, raw material transportation, raw material processing, product handling and product transportation

WASTE MANAGEMENT

We place great emphasis on efficient waste management practices and are committed to ensuring that all types of waste are treated and disposed of properly, with plastic waste being either recycled or co-processed, depending on the type. E-waste is sold to authorised vendors, while hazardous waste is sent to cement industries and recyclers for co-processing and recycling, with only 1% sent to landfill. Non-hazardous waste such as glass, MS scrap, wood waste, and boiler ash is sent to recyclers, brick manufacturers, and cement industries for co-processing.

We comply with all applicable environmental regulations, and during the reporting year, there were no fines paid related to environmental issues. We have engaged a third-party service provider to collect the plastic waste that comprises non-recyclable multi-layered plastic (MLP) across different states of India, in compliance with the Plastic Waste Management Rules 2016 and the requirements of Extended Producer Responsibility (EPR) in India.

During FY2023, we collected and processed 1506 tonnes of plastic waste, which represents 100% of our post-consumer plastic waste that entered the Indian market.


We place great emphasis on efficient waste management practices

Our planet

EFFICIENCY | PROTECTION | CONSERVATION

WORKING ON OUR SCOPE 3 EMISSIONS

Over 70% of our carbon footprint emerges out of the value chain. This includes all our global operations and business units, and 12 out of the 15 categories defined by the Greenhouse Gas Protocol are considered.

Through a detailed screening process based on the GHG Scope 3 methodology guidance, we find that a few categories are not as relevant and significant as the other categories. Categories 1 and 10 - purchased goods and services, and processing of sold products are the largest contributors to our overall emissions and we are focusing on multiple levers including engaging with strategic suppliers and developing our sustainable procurement strategy for raw materials such as APIs, excipients, chemicals etc. along with primary, secondary, and tertiary packaging, and a preference for local suppliers and materials.

GOAL

By 2030, 12.5% reduction in indirect carbon emissions across our supply chain (Scope 3)

PROGRESS

Revised Scope 3 inventory has been completed, and our emissions reduction plan is in progress

As part of our carbon reduction roadmap to reduce Scope 3 carbon footprint, we are increasingly transitioning from air to sea transport where possible, improving packaging to optimise shipments, and urging suppliers to take action on decarbonising their operations.

This year, we expanded our GHG accounting boundary to include global operations and included four new categories. This has resulted in a significant increase in Scope 3 emissions for FY2023. We recalculated Scope 3 emissions for FY2022 to reflect our carbon footprint more accurately and provide a fair comparison of emissions. In FY2023, our total Scope 3 emissions amounted to 9,21,055 MTCO₂e.

Emissions from supply chain emissions are complex to measure and track, particularly choosing emissions factors that are most representative of our footprint, and focusing on a consistent approach that will produce results with an adequate level of accuracy to drive action. We also see this representing a major opportunity for carbon assessment and reduction. We are working on developing an understanding of the full impact of Scope 3 emissions, and levers for reduction taking steps to ensure meaningful progress towards our goal.



Governance

EXCELLENCE | ROBUSTNESS | PRUDENCE

We consider robust corporate governance as an essential driver of business growth and sustainable performance. Implementing our strategy requires a strong governance framework including responsible practices and commitment to business ethics, compliance, quality, transparency, and anti-corruption. Our prudent governance practices help us to meet long-term corporate goals and enhance stakeholders' value.

GOVERNANCE FRAMEWORK

Our corporate governance framework has the following main principles:

1. Our Board of Directors has appropriate composition, diversity, skills, independence, knowledge about the Company and industry.
2. A proactive flow of accurate information to the Board and Committee members to enable effective discharge of their fiduciary duties.
3. Ethical business conduct by the Board, management, employees and business partners.
4. Well-developed systems of internal controls, risk management and financial reporting.
5. Protection and facilitation of shareholders' rights.
6. Adequate, timely and accurate disclosure of all material, operational and financial information to stakeholders.
7. Appropriate policies in place to guide our ethical behaviour and conduct of business.

The Board provides leadership, strategic guidance, and independent views to the Company's management to ensure adherence to high standards of ethics, transparency, and disclosures. The Board regularly reviews the Company's governance, strategies, risk and compliance framework, business plans, and organisation structure.

GOAL

Robust corporate governance with the highest standards on compliance and ethics

PROGRESS

A strong corporate governance structure is in place. We continue to focus on strengthening our compliance and governance framework. We had no material deviations during the year.

BOARD GOVERNANCE

BOARD OF DIRECTORS

Ensuring robust corporate governance for sustainable performance, achieving long-term corporate goals and enhancing stakeholders' values.

BOARD COMMITTEES

Ensuring governance in specific functional areas delegated in terms of applicable laws or by the Board

- Audit Committee
- Stakeholders Relationship Committee
- Nomination, Governance and Compensation Committee
- Sustainability and CSR Committee
- Risk Management Committee
- Science, Technology and Operations Committee
- Banking and Authorisation Committee

MANAGEMENT COUNCIL (MC)

Chairman, Co-Chairman and Managing Director and CEO

Chairman, Co-Chairman and Managing Director, and CEO duly supported by MC are responsible for Company's strategy, growth initiatives, priorities and overall Company performance.


COMPOSITION (%)
22
78
Independent
Executive
GENDER DIVERSIFY (%)
33
67
Female
Male
AGE (%)
67
33
<65 years
>65 years
NATIONALITY (%)
44
56
Indian
Foreign National
TENURE (%)
44
56
<5 years
>5 years
AVERAGE TENURE Years
5.6
11.8
All Board Members
Independent Directors

98%
Average attendance in Board and Committee meetings

100%
Statutory Committees are chaired by Independent Director

100%
Members in AC[1], NGCC[2], RMC[3] and STOC[4] are independent directors

*Note: Details as on March 31, 2023

1. Audit Committee | 2. Nomination and Governance and Compensation Committe | 3. Risk Management Committee |
4. Science, Technology and Operations Committee

ESG GOVERNANCE


BOARD
Guidance and supervision on ESG and sustainability matters
SUSTAINABILITY & CSR COMMITTEE
Overview of ESG strategies, programmes, policies, disclosures and review of ESG goals & progress
SUSTAINABILITY COUNCIL
Implementation of ESG strategies and programmes, policies, review of disclosures, ensuring integrated ESG approach and planning
ESG FUNCTIONAL HEADS
Skilled cross functional ESG team to strive for and implement ESG goals, plans and programmes, drive ESG agenda of the organisation

The Board of Directors is responsible for ensuring an appropriate governance framework to serve the interests of stakeholders and is accountable to ensure that the Company operates in shareholders' best interests.

Details on corporate governance are available in
Corporate Governance Report on Page 151

100%
Statutory Committees are chaired by Independent Directors

GOAL
By 2025, enhance ESG disclosures to reach top quartile

PROGRESS
Comprehensive BRSR, integrated reporting, independent assurance and enhanced ESG disclosures.

Governance

EXCELLENCE | ROBUSTNESS | PRUDENCE

robustness prudence

BUSINESS ETHICS

Our Code of Business Conduct and Ethics applies to all the Directors and employees, our subsidiaries, and affiliates. It lays down the principles that guide our Company's conduct and decision-making, promoting stakeholder trust. The Code is in compliance with the requirements of the Companies Act, 2013, the U.S. Securities and Exchange Commission, the Securities and Exchange Board of India, and the Sarbanes-Oxley Act of 2002 and its implementing regulations.

We conduct our business in compliance with applicable laws and Anti-Bribery and Anti-Corruption policies. While contracts with contractors and business partners require adherence to our principles, there is a separate Code of Conduct that applies to suppliers and service providers. The Supplier Code of Conduct is modelled on the Pharmaceutical Supply Chain Initiative (PSCI), and 100% compliance with the code is required. The Global Marketing Code provides a minimum set of standards for interacting with healthcare professionals and institutions while engaging in sales, research, marketing, and promotion.

We foster an environment of transparency and responsibility and encourage our employees and partners to speak up about any irregularities.

Reporting channels exist under the ombudsperson process, which includes an independent hotline, a web-based reporting site (drreddys.ethicspoint.com), and a dedicated email to reach the Chief Compliance Officer and also provide access to the Chairperson of the Audit Committee.

Anti-trust and competition law

We respect and adhere to all national and regional competition and anti-trust laws. These laws aim to prevent businesses from engaging in any conduct that could harm market participants, ensuring a level playing field for all. Given the severe consequences, we expect all employees to adhere to competition and anti-trust laws and the guidelines outlined in our policy. In case any employee suspects a potential violation of competition and anti-trust laws, they are encouraged to report to the Chief Compliance Officer via complianceofficer@drreddys.com or the Compliance Hotline number.

Tax transparency

We uphold, endorse, and advocate the concept of transparency in all our business dealings, operations, and functions. We published our first Tax Transparency Report in FY2023, detailing our tax strategy and tax affairs. The report elaborates on the effectiveness of the tax principles we have adopted, along with our focus on governance and accountability towards the local governments in the countries of our operations.

Human rights

We are committed to upholding human rights across the value chain and are guided by the Universal Declaration of Human Rights, International Labour Organization conventions, and UN Guiding Principles on Business and Human Rights. This policy is implemented through a due diligence process that identifies and mitigates potential risks related to child labour, forced labour, discrimination, harassment, collective bargaining, and freedom of association. All business decisions are required to comply with our human rights standards, and we assess and adopt local legislation and cultural nuances of the regions we expand into. Regular reviews of potential human rights risks are conducted as part of the due diligence process, and mitigation plans are accordingly mapped and implemented.

GRIEVANCE REDRESSAL

We are committed to aligning with the UN Guiding Principles on Business and Human Rights by continuously identifying and mitigating risks for employees, women, children, migrant workers, third-party contract labour, indigenous people, local communities, and strategic suppliers. With the SA8000 standard and other internal protocols, we evaluate the human rights risks associated with our facilities.

A comprehensive Social Accountability Management Procedure (SAMP) has been developed for facilities in line with the SA8000 standard, through which we conduct external assessments by a third-party for suppliers, which includes key indicators such as ethics, labour welfare, health and safety, and management systems. We provide a safe working environment for all and encourage employees to report any unsafe conditions. All applicable local and global laws related to wages, work hours, overtime, and employee benefits in countries of operation are adhered to.

To know more about grievances recorded and addressed in FY2023, please refer

Page 120 of this Report

Responsible product use

We educate Clinical Pharmacies (CPs) on responsible product usage through regular promotional and non-promotional meetings. Our products come with detailed leaflets offering information on safe usage and disposal. Through labeling, we promote transparency in disclosing product-related risks, helping customers make informed decisions.

Bioethics and Animal testing

The laboratory animal facilities at Aurigene Pharmaceutical Services Limited (APSL) and Biologics have been registered with the Committee for the Purpose of Control and Supervision on Experiments on Animals (CCSEA), the statutory agency monitoring animal experimentation in India. The number of animals used for experimentation is reduced through appropriate study design. Wherever appropriate and possible, animal studies are replaced by in-vitro studies. As an alternative to the animal research work, most of the in-vitro pharmacodynamic activities for biosimilars (Tocilizumab, Vedolizumab, Abatacept) are performed using in vitro models such as cell lines and recombinant receptors (target binding and subsequent functional effects).

Both facilities have an Institutional Animal Ethics Committee (IAEC), the animal research review committee, approved by CCSEA to review and approve animal testing protocols and to oversee the animal care and use programme. Prior to an animal testing project, the investigator of animal experiments considers whether the aim of the project could be realised by using in-vitro techniques or experiments involving animal species of lower phylogenetic order. All IAEC members review animal research protocols and seek justification from the principal investigator on the number of animals proposed to be used, the animal model proposed in the application and any alternative methods by which the study objectives may be achieved. In all animal ethics committee meetings, facility veterinarian(s) discuss to understand the animal care and use compliance. The APSL animal facility is fully accredited by the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC) International, USA since June 2021.


Replacement
Reduction
Refinement

We fully comply with the 3R principles (Replacement, Reduction and Refinement) in laboratory animal testing and ensure the rehabilitation of large animals maintained at the animal facility as per CCSEA guidelines.

Wherever possible, animal studies are replaced by in-vitro studies



Governance

EXCELLENCE | ROBUSTNESS | PRUDENCE

Information security and data privacy

We certify our IT infrastructure and information security management system across sites and conduct third-party vulnerability analysis, including simulated hacker attacks. All our employees go through a thorough security induction upon joining. Awareness campaigns are conducted periodically and address potential security risks and threats on several topics such as phishing and hacking, including elements of the Code of Business Ethics, and these are followed by on-the-spot training. Employees are encouraged to report incidents to a 24x7 managed mailbox, and we recognise those who contribute to enhancing our security provisions on a regular basis.

As of FY2023, there were no instances of data breaches, customer privacy issues, or loss of customer data.

RISK MANAGEMENT

The Enterprise Risk Management (ERM) function focuses on identifying key business, operational, and strategic risks through quarterly assurance meetings, structured interviews, on-call discussions, and incident reviews. Risks are categorised into risk groups and aggregated at different levels of the organisation. Our ERM function operates with the objective of proactively identifying and increasing awareness about the various risks among the appropriate stakeholders, facilitating discussions on prioritising and mitigating identified risks, developing systems to alert when risk tolerance limits are exceeded, establishing a framework to assess risk tolerance and analysing remaining risks.

The Chief Compliance Officer (CCO) oversees our compliance processes, while the Chief Internal Auditor helps to enhance and protect organisational value by providing risk-based objective assurance, advice, and insight. The Chief Risk Officer leads the risk function.

To read more about our risk management structure, processes, and approach,

Please refer to our Corporate Governance report on page 151,

Board's report on page 90

Our detailed risks and opportunities on material issues are outlined in

BRSR report on Page 114.

For more details on detailed ESG KPIs, please refer to our BRSR.



BUILDING A RESILIENT VALUE CHAIN

Identifying and engaging our strategic suppliers

We are working to build an ESG-compliant supplier base across categories and aim to partner more extensively with our suppliers to help them deliver measurable improvements and significant impacts over the next several years.

We identified 90 strategic suppliers based on the following selection criteria on which suppliers had greater strategic value:

1. **Suppliers contributing to the procurement spend equivalent to 60% or more**
2. **Suppliers of materials that have a single supplier/source with no substitution**
3. **Any other critical supplier not falling under the above parameters**

All our suppliers have signed the Supplier Code of Conduct (SCOC), and we have been training suppliers to adhere to the SCOC. Our code is modelled on the PSCI Principles for Responsible Supply Chain Management (The Principles). We use PSCI's audit template as a basis for auditing our suppliers' performance, with Dun & Bradstreet as assessment partners.

We are working with strategic suppliers on an ESG capability-building programme and sustainable procurement processes and conducting an onsite assessment as per our ESG framework. Based on the results of the evaluation, we will identify potential high-risk suppliers and develop a mitigation plan based on the strategic suppliers' risk classification.

We were rated A- and featured on the CDP Supplier Engagement Leaderboard 2022 for the second consecutive year, recognising our efforts to measure and reduce climate risk within the supply chain.

GOAL

By 2030, ensure 100% strategic suppliers are compliant with our chosen ESG framework

PROGRESS

Capability building has been completed for 100% of our strategic suppliers. Supplier audits to assess compliance based on our ESG framework are in progress



Shipment optimisation

We observed that sea containers being shipped on our major traffic lanes were not fully utilised in terms of volumetric capacity. We conducted a diagnostic study for containers shipped on each of these lanes and current palletisation mechanisms. We came up with several solutions including sea container height and volume utilisation and pallet-space utilisation.

This resulted in a lower number of containers shipped on these lanes and trucked in ground transportation. Our overall carbon emissions on these routes (road and sea) were reduced by 165 MT per annum.



MANAGEMENT DISCUSSION AND ANALYSIS

Note

(1) FY2023 represents fiscal year 2022–23, ie from April 1, 2022, to March 31, 2023, and is used analogously for FY2022 and previously such labelled years.

(2) Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on our Company's consolidated results, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(3) Our reporting currency is in Indian rupees (INR). In instances where we have also given numbers in US dollars (USD), we have used an exchange rate of INR 82.19 = USD 1 for FY2023. To maintain comparability and to eliminate losses/gains purely on account of exchange rate fluctuations vis-à-vis the previous accounting year, we have used the same exchange rate (ie INR 82.19 = USD 1) for FY2022, purely for comparison purposes.

We are an integrated global pharmaceutical enterprise and we operate across two core business segments

GLOBAL GENERICS (GG), WHICH INCLUDES BRANDED AND UNBRANDED PRESCRIPTION MEDICINE AS WELL AS OVER-THE-COUNTER (OTC) PHARMACEUTICAL PRODUCTS. IT ALSO INCLUDES THE COMPANY'S BIOSIMILARS BUSINESS.

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS (PSAI), COMPRISING ACTIVE PHARMACEUTICAL INGREDIENTS (APIs) AND AURIGENE PHARMACEUTICAL SERVICES (APSL).

In addition, our wholly-owned subsidiary Aurigene Oncology Limited (AOL) focuses on the drug discovery business, which is reported under the 'Others' segment. In recent years, we have ventured into the digital healthcare business through our wholly-owned subsidiary Svaas Wellness Limited (Svaas), which is also reported under the 'Others' segment.

Through our products and services, we operate in multiple therapeutic areas, of which the major ones are (i) gastrointestinal, (ii) oncology, (iii) cardiovascular, (iv) pain management, (v) central nervous system (CNS), (vi) respiratory, and (vii) anti-infective.

We are present in several countries across the globe, with the key geographies being the US, Europe, India, Russia, Commonwealth of Independent States (CIS) countries, South Africa, China, Brazil, Australia, and some other markets.

Driven by 'Good Health Can't Wait', Dr. Reddy's Laboratories Ltd ('Dr. Reddy's', or 'our Company') is committed to accelerating access to affordable and innovative medicines to help patients lead healthier lives, creating healthy ecosystems and strong communities.

'Good Health Can't Wait' requires Dr. Reddy's to meet five promises. These are:

1. Bringing expensive medicines within reach
2. Addressing unmet patient needs
3. Helping patients manage disease better
4. Working with our partners to help them succeed
5. Ensuring that Dr. Reddy's medicines are available to our partners when and where needed

The key highlights of Dr. Reddy's consolidated performance are given below.

Consolidated Financial Results for FY2023 under IFRS

Value	Metric	Growth over previous year
₹245.9 billion	Revenues	15%
₹139.3 billion	Gross Profit	22%
₹73.1 billion	EBITDA	42%
₹57.1 billion	Operating Profit	94%
₹60.4 billion	Profit Before Taxes (PBT)	87%
₹45.1 billion	Profit after taxes (PAT)	91%
₹270.85	Diluted Earnings Per Share (EPS)	91%

Growth over previous year

FY2023 was a good year with strong performance across multiple parameters. Despite an intensely competitive environment, we saw robust top-line growth and an increase in core operating profit through our new launches and growth in existing categories. Like many other businesses, we had to navigate the challenges of operating in a volatile macroeconomic environment. We experienced an increase in costs due to inflation, including higher shipping, utilities, and employee benefits costs, and volatility in the forex market. However, thanks to operating efficiencies, we were able to absorb these increases, minimise their overall impact and demonstrate the strength and resilience of our underlying businesses.

During the year, we focused on driving growth and profitability through a pragmatic mix of organic and inorganic initiatives. We strengthened our portfolio by acquiring select brands and further consolidated our business through the divestment of non-core brands. We are making good progress in digitalisation, in line with our aspiration to become one of the most efficient pharmaceutical operations in the world. Our largest manufacturing facility in Bachupally, Hyderabad, joined the Global Lighthouse Network of the World Economic Forum. The successful inclusion of our 25-year-old site as a 'Digital Lighthouse' factory is a big milestone in our productivity improvement journey.

Recognising the importance of emerging trends in the pharma sector, we are excited and committed to progress on our journey in two horizons. Horizon 1 continues our emphasis on 'Growing the Core', while Horizon 2 focuses on 'Building the Future'. In other words, Horizon 2 prioritises beyond the core. It includes scaling up some of our existing businesses as well as venturing into new spaces.

Improvements in revenue and EBITDA in FY2023 were mainly due to the following factors:

1. **Sustained performance in the generics markets with key new product launches:** We witnessed decent growth in the US and Europe, which was driven by high value new product launches and base business traction, despite this growth being constrained by price erosion and increased competition in some of our products.
2. **Divestment of non-core brands and strategic acquisitions:** To grow our core businesses and growth brands, we made the strategic acquisition of Cidmus to strengthen our presence in chronic space in India. Simultaneously, we divested certain non-core brands in the dermatology, paediatric, gynaecology, and urology segments. Further, to enhance our portfolio in our chosen growth markets, we acquired the US generic prescription product portfolio of Mayne Pharma; and some key branded and generic injectable products from Eton Pharma.
3. **Productivity improvement measures:** As earlier, across all our businesses, we continued on our journey to trim costs through improved productivity and eliminate waste while creating a more efficient structure. Initiatives undertaken to drive cost efficiencies and productivity improvement across manufacturing, procurement, and R&D spending played a significant part in improving the financial performance of our Company. While focusing on productivity, we made significant investments to build people and digital capabilities, brands, and product pipelines and, thus keep our future growth strategy in mind.

A snapshot of performance

Global Generics (GG)

- Revenue from GG in FY2023 was ₹213.8 billion, or a growth of 19% compared to the previous year. This was driven by strong performances witnessed in North America, India, and the European markets.
- Revenue from North America Generics (NAG) was ₹101.7 billion, translating to an impressive growth of 36% over FY2022. This growth was supported by the launch of 25 new products during the year. Of these, the major new launches were Lenalidomide capsules, Sorafenib, and Pemetrexed Injection. It should be noted that a healthy growth in the sales volumes of our existing products was partly offset by pricing pressures on some of our key products, such as Icosapent Ethyl Capsules and Vasopressin.

  In FY2023, our Company filed 12 new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA). As of March 31, 2023, we had 86 generic filings pending approval from the US FDA. These comprise 81 ANDAs and five New Drug Applications (NDAs) filed under the Section 505(b)(2) route of the US Federal Food, Drug, and Cosmetic Act. Of the 86 ANDAs, 45 are Para IV applications, and we believe that 18 of these have the 'First to File' status.

Launched Lenalidomide in the US during the year

- Revenue from Europe was ₹17.6 billion, or a growth of 6% compared to FY2022. This was primarily due to the expansion of the base business across our European markets and new product launches, but it was partially offset by pricing pressures on some of our products.
- Revenue from Emerging Markets was ₹45.5 billion, which remained flat compared to FY2022 due to the high base effect of COVID-19-related products. Growth due to new product launches and forex benefits was offset by a reduction in base business volumes.
  - Revenue from Russia was ₹21.2 billion, or an annual year-on-year growth of 2%.
  - Revenue from other CIS countries and Romania was ₹8.6 billion, with an annual growth of 4%.
  - Revenue from Rest of the World (RoW) territories was ₹15.7 billion, with an annual decline of 5%.
- Revenue from India was ₹48.9 billion, which represented a growth of 17% compared to FY2022. This was attributable to an increase in the prices of our existing products, along with additional revenues from the launch of new products. During FY2023, we launched nine new brands in India. The growth was also aided by the divestment of a few non-core brands during the year.

Made strategic acquisitions and divested non core brands in India



Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI stood at ₹28.1 billion, which represents a decline of 5% as compared to FY2022. This was mainly on account of the base effect of the COVID-19-related portfolio being partially offset by forex benefit. During the year, we filed 134 Drug Master Files (DMFs) worldwide, including 12 filings in the US.

Filed 134 DMFs worldwide, including 12 filings in the US

Global pharmaceutical market outlook

In the last few years, the pharma sector has been sailing steadily despite the uncertainties and turbulence caused by COVID-19. With advances in information and research, the outlook for the sector is getting clearer with more predictable challenges ahead. The health systems have responded well by developing vaccines with significant efficacy, safety, and speed. However, with the inconsistent use of vaccines and therapeutics, the next few years are not without uncertainties, especially with the periodic emergence of infection and viral variants.

At the same time, research has been ongoing to improve the understanding of the long-term complications and the presence of post-acute sequels of COVID-19. Considering this, it is believed that COVID-19 will still be a major driver for global medicine spending in the coming years. Global spending on COVID-19 is expected to touch around $500 billion in the seven years leading to 2027.

Another major uncertainty will be the potential impact of economic factors on countries' policies and budgeting. Global economic activity is experiencing a sharper-than-expected slowdown. COVID-19, followed by geopolitical tensions, weighs heavily on the outlook, which depends on how government regulators across the world calibrate their monetary and fiscal policies.

According to IQVIA's recent report on medicine usage, excluding COVID-19, the global medicine market is expected to grow at 3% to 6% CAGR through 2027, reaching about $1.9 trillion. The highest volume growth over the next five years is expected in Asia-Pacific, Latin America, India, and Africa/Middle East, largely driven by population growth. Growth in developed countries will be led by innovative medicines, which should offset losses due to patent expiries and loss of exclusivities. (Refer Table 1)

Oncology, the leading therapy area in terms of global spending, is forecasted to grow at higher than earlier predicted rates, with an estimated growth of 13% to 16% CAGR as it faces limited losses of exclusivity in the coming years.

Another key growth area for medicines is biotech, which is estimated to represent 35% of global spending in the next five years.

Oncology is forecasted to grow at 13-16% CAGR

Table 1 — MARKET SPENDING AND GROWTH OUTLOOK BY REGION

Timeline	REGION	ORIGINAL BRANDS	BRANDED GENERICS	UNBRANDED GENERICS	OTHER	TOTAL
CAGR 2023 to 2027	Global	3–6%	5–8%	1–4%	3–6%	**3–6%**
	Developed	3–6%	5–8%	(1)–2%	0.5–3.5%	**2.5–5.5%**
	10 Developed	3–6%	5–8%	(1)–2%	(0.5)–2.5%	**2.5–5.5%**
	Other developed	4–7%	5–8%	3.5–6.5%	3.5–6.5%	**4–7%**
	Pharmerging countries	5–8%	5–8%	4.5–7.5%	5–8%	**5–8%**
	Lower-income countries	4–7%	4–7%	6.5–9.5%	6–9%	**4.5–7.5%**

Source: IQVIA's 'Global Use of Medicines 2023' report.

Pharmerging countries are countries with per capita GDP < [illegible]/year and forecasted five-year aggregate pharma growth > [illegible]. Includes Brazil, China, India, Russia, South Africa and some others.

[1] The outlook and the key trends discussed in this section are primarily from 'The Global Use of Medicines 2023' by IQVIA Institute and from various other publicly available sources.

Region-wise outlook



US

Spending in the US is expected to grow between (1%) and 2% annually over the next five years. During this period, more than 250 new active substances are expected to be launched in the US, which will increase spending on new brands. However, this growth is estimated to be offset by higher losses of exclusivity in both small molecules and biologic products. Furthermore, the introduction of the Inflation Reduction Act, with one of its priorities to reduce healthcare costs through price negotiations and cost caps, is expected to significantly increase the pressure on medicine pricing and cost-sharing among stakeholders.

Europe

Europe's biosimilar market is the largest in the world. It is expected to grow due to the loss of exclusivity in Europe set to triple over the next five years, and more than half of this impact is expected to be from biologics. The losses are expected to be offset by new launches, mainly from oncology, neurology, and rare diseases.

China

China, the world's second-largest country in terms of healthcare spending, continues to focus on its Healthy China 2030 policy by expanding access to novel drugs via the National Reimbursement Drug List (NRDL). In recent years, with zero tolerance pandemic policies, China's spending pattern on healthcare has been fluctuating heavily. In the next five years, however, spending is estimated to grow in the range of 2% to 5% annually.

India

Considered one of the high-growth markets, spending in India is expected to grow, boosted by volumes, at around 8% to 10% per annum up to 2027. With the COVID-19 pandemic and the more recent Russia-Ukraine conflict impacting supply chains across industries, many multinational pharma corporations are looking at India as an alternative to China.

Increased commitment towards environmental, social, and governance (ESG)

The impact of health disparities due to COVID-19, increasing human rights issues, greater scrutiny on governance, and the looming global climate crisis have amplified the importance of ESG. Investors are demanding stronger action from companies on adopting responsible business practices, fighting climate change, and demonstrating how they are building resilient businesses. Businesses today have realised that ESG is not just a social license to operate, but a powerful medium to communicate how a company creates long-term value for its stakeholders. It has a significant positive impact on fundamental business issues relevant to the long-term success of any company, fast becoming a measure of business sustainability. ESG is helping create both financial and non-financial value by providing opportunities for market differentiation, operational efficiency, talent retention, access to new revenue streams, and improved financial performance.

The years ahead will be crucial for the pharma industry where we might witness significant changes across all areas of pharma–from clinical trials, drug discovery and development, digitisation, and innovative treatment models to new people-centric approaches. Some key trends that may emerge over the next few years are given below.

- **Economic Uncertainty:** Geopolitical shocks will continue to overshadow the world economy. Despite some recent improvements, the outlook remains fragile and downside risks predominate. Concerns about financial vulnerabilities have risen, including in financial institutions, housing markets, and low-income countries. While headline inflation has started declining, it remains elevated and could persist longer. The re-opening in China is also expected to have a positive impact on global activity, reducing supply chain pressures. However, sensitive to macro-economic conditions, a compounding impact on multiple activities is likely on everything from R&D and manufacturing costs to drug prices and access to medicines.
- **Personalised medicine:** The field of personalised medicine, which arose from the concept of the customisation of therapeutics, holds the potential for boosting the future of healthcare. From a 'one-size-fits-all' approach to graded and outcome-based targeted therapies, the sector is making greater investments in precision medicine, thanks to advances in technology around genomics. Recent developments in digitalisation have opened possibilities for R&D procedures in personalised medicine to be much more advanced. The adoption of artificial intelligence (AI) by the industry will mature, and going forward, the development of new therapies and drugs can be bolstered by active advances via AI.
- **Medical devices facilitating preventive healthcare:** In line with an uptick in personalised medicine, the preventive medicine market is expected to pick up pace. This area deals with the prevention of a certain disease instead of its treatment, as it anticipates, and hence, helps prevent the disease. Wearable medical devices make it possible to monitor and share vital health information, such as blood pressure, glucose levels etc. to medical practitioners on a real-time basis, thus facilitating early detection and attention.
- **Partnerships and collaborations:** Traditionally, the life sciences industry was siloed, with different functions such as R&D, manufacturing, and sales operating in isolation from each other. This has changed remarkably over the last few years and will do so at a faster pace in the future. New forms of collaboration will be witnessed in the pharmaceutical industry to provide stronger accessibility and new healthcare delivery models to patients. Public–private partnerships, associations with other research, and academic institutions will pave the way for the industry.
- **Digital healthcare delivery:** The spectrum of patient care has widened and is no longer limited exclusively to hospitals and doctors' clinics. The healthcare industry is becoming increasingly verticalised; ie organisations at different levels of the supply chain are creating alliances to enhance delivery. In this, digital health has emerged as a powerful opportunity to deliver care to individuals and positively impact the health of communities. 'Digital health' describes healthcare that is enabled or accessed by information technology. This includes modalities like video or virtual visits and rapid and informal communication through electronic messaging.
- **Ageing population and lifestyle changes:** Ageing populations, particularly an increase in life expectancies, are resulting in a rise in chronic illness. Lifestyle changes are also triggering an increase in diseases. Malnutrition, unhealthy diet, smoking, alcohol consumption, drug abuse, and stress, among others, are the presentations of an unhealthy lifestyle. These are putting further pressure on healthcare resources.
- **Greater use of natural language processing tools:** Increasing numbers of companies are tapping into the potential of Natural Language Processing (NLP) tools to gain insights from troves of unstructured data. These tools then transform all such information into structured formats where it can be rapidly identified and analysed at each phase of the safety life cycle. NLP will be critical in enabling researchers and data scientists to garner information at a scale that will help provide an increasingly large treasure trove of medical intelligence to further spark pharmaceutical innovations.
- **Climate change:** The effects of climate change will be wide-reaching and shall impact multiple industries. Healthcare is no exception to that. Rising temperatures will likely accelerate the spread of tropical diseases, while waterborne illnesses may become more common with increased rain and storm surges contributing to flooding. Just as in the wake of COVID-19, the pharmaceutical industry may come under increasing pressure to fulfil its public health needs.
- **Policy changes altering pricing and reimbursements:** Ever-changing government policies on drug approvals and drug pricing have long-lasting outcomes. For instance, in the US, the Inflation Reduction Act reflects an ongoing trend towards rewiring global supply chains to be more resilient to geopolitical challenges and natural disasters. Considering the impacts of COVID-19, it will be interesting to see how different countries' regulators try to pass reforms in shaping the future of the healthcare industry.



Disruptive technologies and emerging trends such as robotics, artificial intelligence, 3D printing, precision medicine, or patient design will impact the manufacturing and distribution of pharmaceuticals. The industry will have to embrace new technologies and put a greater focus on prevention and digital health.

Dr. Reddy's market performance, FY2023

North America Generics (NAG)

NAG is Dr. Reddy's largest market and has crossed the $1 billion revenue mark for the second consecutive year. In FY2023, it contributed to around 48% of our Company's GG sales and 41% of overall sales.

Revenue from the region for FY2023 was ₹ 101.7 billion ($1.2 billion), representing an impressive growth of 36% over the previous year. FY2023 saw the successful launch and commercialisation of Lenalidomide in the US, contributing significantly to the growth. Like previous years, FY2023 also witnessed high price erosion due to increased competition across some of our key products. However, this impact was offset by an increase in volumes for some of our base products and contribution from new product launches—the most important ones being Lenalidomide capsules, Sorafenib, and Pemetrexed injection. Growth was further aided by the strengthening of the US dollar against the Indian rupee. Some key developments were:

- Filed 12 new ANDAs, comprise some complex products and across different dosage forms.
- Acquired the US generic prescription product portfolio of Australia-based Mayne Pharma Group Limited.
- Acquired a portfolio of branded and generic hospital injectable products from Deer Park, Illinois-based Eton Pharmaceuticals.
- Launched Lenalidomide Capsules (a cancer drug used to treat myeloma) in the US with two of six strengths eligible for first-to-market, 180-day exclusivity.
- Launched Sorafenib tablets, a drug used to treat a type of liver cancer called hepatocellular carcinoma.

- Launched Timolol gel, an ophthalmic gel forming solution used to treat glaucoma.
- Gained a market share in certain key products, such as Isotretinoin and Sumatriptan injection.

Our current priority includes accelerating the development and launch of new products that are difficult to make and increasing the market share of existing products through both traditional marketing and digital channels. The strategy is to significantly expand our portfolio and ensure the right cost structures for our products to be able to compete sustainably in this highly competitive market.

We will continue to focus on complex formulations, primarily injectable and oral solid dosage forms, as well as OTC brands in the medium term while focusing on biosimilars, differentiated formulations, and other Horizon 2 businesses in the longer term.

₹101.7 bn
Revenue from NAG for FY2023

Europe

Revenue from Europe in FY2023 was ₹17.6 billion, representing a growth of 6% over the previous year. The increase in revenues was propelled by high volume growth and new product launches across our major markets, which was partially offset by price erosion in some of our products.

Currently, Europe comprises 8% of our global generics sales. In the medium to long term, we expect it to grow by leveraging our in-house portfolio of generics and biosimilars, seeking in-licensing opportunities, entering and scaling up business in new markets, and exploring new business opportunities in the future growth segments through Horizon 2 businesses.

₹17.6 bn
Revenue from Europe for FY2023

Emerging Markets

Revenue from Emerging Markets for FY2023 was ₹45.5 billion and remained flat compared to the previous year. Revenues were supported by new product launches across markets and beneficial forex rates; however, growth was impacted by a higher base in FY2022 owing to revenues from COVID-19 products and the divestment of a few of our non-core brands.

Revenue from Russia for FY2023 was ₹21.2 billion, representing an increase of 2% over the previous year. However, in terms of local currency (ruble), there was a decline of 9% over the previous year. This was largely attributable to the divestment of a few non-core brands during the previous year.

₹45.5 bn
Revenue from Emerging Markets for FY2023

Revenue from CIS countries and Romania was ₹8.6 billion, representing 4% growth over the previous year. The growth was led by the increase in prices of certain products partly offset by the decrease in base business volumes.

Revenue from our Rest of the World markets (which includes Brazil, China, South Africa, Australia, and certain other markets) was ₹15.7 billion, representing a decline of 5% over the previous year. This was primarily due to a decrease in revenue from COVID-19-related products in FY2023. This was offset by the growth in base business mainly in China, Columbia, Algeria, and Brazil.

Our focus is to improve the market share in the chosen therapy areas through growth in the existing products as well as new product launches.

Our strategy for Emerging Markets is to build a healthy portfolio pipeline, including differentiated and oncology products, coupled with the expansion of biosimilars. We will focus on further scaling up in our major markets, which include Russia, China, Brazil, and South Africa while opening new geographies by leveraging our in-house portfolio of generics and biosimilars and seeking in-licensing opportunities.

India

Revenue from India in FY2023 was ₹48.9 billion, or a growth of 17% compared to the previous year. The growth was aided by the divestment (₹ 4.9 billion) of a few non-core brands during the year. According to IQVIA in its report for the 12-month period ended March 31, 2023, our growth has been 2.5%. Our market rank was 10th as per Moving annual total (MAT) March 2023 in terms of sales value. Our growth in this market has been due to improved prices and revenues from the launch of new products including the Cidmus brand acquired during the year. Growth was also aided by the revenues from the divestment of a few non-core brands during the year.

During the year, we launched nine brands in India, including Cidmus and PrirecyV. Sixteen of our brands—Voveran, Omez, Cidmus, Atarax, Econorm, Omez-D, Practin, Zedex, Ketorol, Bro-Zedex, Razo-D, Stamlo, Tryptomer, Mintop, Clamp, and Nise—are among the top 300 brands of the Indian pharmaceuticals market.

In the near term, we will continue to drive productivity improvement and focus on our core therapeutic areas and big brands. In the medium to long term, our strategy is to build a healthy pipeline of differentiated products in relevant therapies including biosimilars, expand our presence in areas such as OTC and nutraceuticals, and explore future growth businesses through our Horizon 2 focus.

₹48.9 bn
Revenue from India for FY2023

PSAI

The PSAI business recorded revenues of ₹29.1 billion in FY2023, a decline of 5% compared to the previous year. This was primarily due to a reduction in volumes of COVID-19-related products. In FY2023, we filed 134 DMFs globally, of which 12 were in the US.

The PSAI segment primarily consists of our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as 'APIs', which are the principal ingredients for finished pharmaceutical products. APIs become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption, such as a tablet, capsule, or liquid, using additional inactive ingredients. We also serve our customers with incremental value-added products including semi-finished and finished formulations. This segment also includes our contract research services business and our manufacture and sale of APIs and steroids in accordance with specific customer requirements.

Our strategy of building a sustainable and growing business involves new product launches and the ramping up of base businesses in key geographies. We will continue to leverage our relationships with key customers by supplying materials that have value addition instead of being 'plain vanilla' APIs. We aim to be a partner of choice for global pharmaceutical companies and achieve global leadership through costs and service.

₹29.1 bn
Revenue from PSAI for FY2023

Aurigene Oncology Limited (AOL)

AOL is our wholly-owned subsidiary and is a clinical-stage biotech company committed to bringing novel therapeutics for the treatment of cancer and inflammation. It recorded a revenue of ₹2.5 billion in FY2023 or a decline of 12%. AOL is reported as part of our 'others' segment.

Svaas Wellness Limited (Svaas)

'Svaas' is in the business of providing digital healthcare and information technology-enabled business support services. It has been enabling access to healthcare services through its web-based or mobile application platform and provides integrated healthcare, medical, and other related services and technology-driven solutions to promote health and wellness.

USFDA audits: An Update

Our facilities are fully compliant with US FDA regulations. Currently, the status for all our facilities is either 'NAI', which means 'No Action Indicated' or 'VAI', which means 'Voluntary Action Indicated'.

Recent USFDA audits:

1. In July 2022, our formulations manufacturing facility (FTO XI) at Srikakulam was audited by the US FDA. Subsequently, we were issued two observations. We responded to the observations in July 2022, and in August 2022, an Establishment Inspection Report (EIR) was issued by the USFDA indicating the closure of the audit.
2. In May 2023, our API manufacturing facility (CTO 1) at Bollarum was audited by the US FDA. Subsequently, we were issued one observation. We are currently in the process of responding to the observation.
3. An audit of our formulations manufacturing facility (FTO SEZ PU II) at Srikakulam commenced on May 8, 2023.



Our culture results in a quality mindset. We care greatly about what we do, demonstrated by a relentless focus on quality at our plants, whether it be through the number of quality professionals or the rigorous levels of testing that our finished products go through. We continuously undertake operational improvements, such as shop floor supervision and process walks, engineering, implementation of electronic batch records, and Laboratory Information Management Systems (LIMS) in quality control to eliminate manual errors and focus on the robustness of our processes. Our facilities are maintained to be ready for any regulator inspection. We also have a global pharmacovigilance programme to monitor the safety of our products.

We remain fully committed to following high standards of quality, and we strive towards further strengthening our quality management systems and processes for sustainability. Our plans to enhance quality management systems and operations include improvements in the rigour of investigations and document control systems, standardisation of instrument calibrations, strengthening controls with respect to IT and shop-floor training programmes, and simplifying and systematising standard operating procedures and batch records on the shop floor.

Financials

Table 2 gives the abridged IFRS consolidated revenue performance of Dr. Reddy's for FY2023 compared to FY2022. Table 3 gives the consolidated income statement.

Table 2: CONSOLIDATED REVENUE MIX BY SEGMENT (MILLION)

	FY2023			FY2022			
Particulars	($)	(₹)	%	($)	(₹)	%	GROWTH %
Global Generics	2,601	2,13,768	86.9	2,180	1,79,170	83.6	19
North America		1,01,704			74,915		36
Europe*		17,603			16,631		6
India		48,932			41,957		17
Emerging Markets#		45,529			45,666		0
Pharmaceutical Services and Active Ingredients (PSAI)	354	29,069	11.8	374	30,740	14.3	(5)
Others	37	3,042	1.2	55	4,481	2.1	(32)
Total	**2,992**	**2,45,879**	**100**	**2,608**	**2,14,391**	**100**	**15**

*Europe primarily includes Germany, the UK and out-licensing sales business, Italy, France and Spain.

Emerging markets refer to Russia, other CIS countries, Romania and Rest of the World markets.

Table 3: CONSOLIDATED INCOME STATEMENT (IN MILLION)

	FY2023			FY2022			
Particulars	($)	(₹)	%	($)	(₹)	%	GROWTH %
Revenues	2,992	2,45,879	100.0	2,608	2,14,391	100.0	15
Cost of Revenues	1,296	1,06,536	43.3	1,223	1,00,551	46.9	6
Gross Profit	**1,695**	**1,39,343**	**56.7**	**1,385**	**1,13,840**	**53.1**	**22**
Operating Expenses							
Selling, General & Administrative expenses	828	68,026	27.7	755	62,081	29.0	10
Research and Development expenses	236	19,381	7.9	213	17,482	8.2	11
Impairment of non-current assets	9	699	0.3	92	7,562	3.5	(91)
Other operating (income)	(72)	(5,907)	(2.4)	(34)	(2,761)	(1.3)	114
Results from operating activities	**695**	**57,144**	**23.2**	**359**	**29,476**	**13.7**	**94**
Finance (income), net	(35)	(2,853)	(1.2)	(26)	(2,119)	(1.0)	35
Share of (profit) of equity accounted investees, net of income tax	(5)	(370)	(0.2)	(9)	(703)	(0.3)	(47)
Profit before income tax	**734**	**60,367**	**24.6**	**393**	**32,256**	**15.1**	**87**
Income tax expense	186	15,300	6.2	106	8,730	4.1	75
Profit for the period	**548**	**45,067**	**18.3**	**287**	**23,568**	**11.0**	**91**
Diluted Earnings Per Share (EPS)	**3.30**	**270.85**		**1.72**	**141.69**		**91**

Revenue

Total revenue grew by 15% to ₹245,879 million in FY2023. This was primarily due to the contribution of new product launches across our businesses and growth in existing and new categories, partially offset by price erosion in our GG segment's North America (the US and Canada), Europe, and certain other emerging markets. The growth was also aided by revenues from the divestment of a few of our non-core brands in India, while the revenue in the previous year was boosted by COVID-19-related product sales and the divestment of non-core brands largely in Russia and India.

Gross profit

Gross profit increased by 22% to ₹139,343 million in FY2023. This led to a gross profit margin of 56.7% in FY2023, representing an increase of 360 basis points compared to the previous year. The gross profit margin for GG was 62.1%. This increase was on account of new product sales of certain products with higher gross margins, higher government incentives, and favourable foreign exchange. The increase was partly offset by the price erosion in some of the products, primarily in the US and Europe. For the PSAI business, the gross profit margin was 16.2%. PSAI's gross profit margin decreased primarily on account of a higher percentage of manufacturing overhead costs on a lower sales base and the price erosion in some of the products.

Gross profit margin of 56.7% in FY2023, representing an increase of 360 basis points compared to the previous year.

Selling, general, and administrative (SG&A) expenses

SG&A expenses increased by 10% to ₹68,026 million in FY2023. This was largely attributable to an increase in personnel costs primarily on account of annual increments, rupee depreciation, and increased headcount; higher investments towards brand building and marketing activities; and an increase in travel and vehicle expenses, which were lower last year due to COVID-19. It should be noted that SG&A accounted for 27.7% of sales in FY2023, representing a decline of 130 basis points compared to last year.

R&D expenses

R&D expenses for FY2023 were ₹19,381 million, or 7.9% of revenue, versus 8.2% in FY2022. The R&D spending in FY2023 increased by 11% over FY2022 due to an increase in the development activities relating to our biosimilars and an increase in the number of high-value product pipelines.

Impairment of non-current assets

In FY2023, there has been an impairment charge of ₹699 million. This mainly pertains to a decrease in the market potential of the medical cannabis-based business acquired from Nimbus Health GmbH and an impairment of the company's product-related intangibles due to adverse market conditions.

Net other income

The net other income was ₹5,907 million in FY2023 versus ₹2,761 million in FY2022. The net other income was higher primarily on account of the recognition of an income of ₹5,638 million from a settlement agreement with Indivior Inc, Indivior UK Limited, and Aquestive Therapeutics Inc., resolving all claims between the parties relating to the generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages.

Net finance income

The net finance income was ₹2,853 million in FY2023 versus ₹2,119 million in FY2022.

Net profit

Net profit increased by 91% to ₹45,067 million in FY2023. This represents a PAT margin of 18.3% of revenues versus 11.0% in FY2022. In FY2023, the effective tax rate was lower compared to FY2022 largely due to changes in our Company's jurisdictional mix of earnings.

Liquidity and capital resources

The data are given in Tables 4 and 5. Cash generated from operating activities in FY2023 was ₹58,875 million. Investing activities net outflow amounting to ₹(41,373) million in FY2023 includes net investment in property, plant, equipment, and intangibles to build capacity and capabilities for future business growth. Cash outflow from financing activities was ₹26,861 million. Closing cash and cash equivalents on March 31, 2023, was ₹5,779 million.

Table 4:	CONSOLIDATED CASH FLOW, IFRS	(₹ MN)
Particulars	FY2023	FY2022
Opening Cash and Cash Equivalents	14,852	14,820
Cash flows from:		
(a) operating activities	58,375	28,108
(b) investing activities	(41,373)	(26,287)
(c) financing activities	(26,861)	(2,422)
Effect of exchange rate changes	286	733
Closing Cash and Cash Equivalents	**5,779**	**14,852**

Table 5:	CONSOLIDATED WORKING CAPITAL, IFRS		(₹ MN)
Particulars	AS ON 31 MARCH 2023	AS ON 31 MARCH 2022	CHANGE
Trade Receivables (A)	72,485	66,764	5,721
Inventories (B)	48,670	50,884	(2,214)
Trade Payables (C)	26,444	25,572	872
Working Capital (A+B-C)	94,711	92,076	2,635
Other Current Assets (D)	85,785	64,208	21,577
Total Current Assets (A+B+D)	**2,06,940**	**1,81,856**	**25,084**
Short & Long-term loans and borrowings, current portion (E)	12,194	28,099	(15,905)
Other Current Liabilities (F)	47,207	40,344	6,863
Total Current Liabilities (C+E+F)	**85,845**	**94,015**	**-8,170**

Debt-equity

In FY2023, long-term borrowings, including the current and non-current portion, decreased by ₹681 million as compared to FY2022. On March 31, 2023, our Company's debt-to-equity ratio was 0.06, which is lower than that on March 31, 2022, which was at 0.16. The net debt-to-equity position was at (0.21) versus (0.08) last year. Table 6 gives the data.

Table 6:	DEBT AND EQUITY POSITION, IFRS		(₹ MN)
Particulars	AS ON 31 MARCH 2023	AS ON 31 MARCH 2022	CHANGE
Total Shareholder's Equity	**2,30,991**	**1,90,527**	**40,464**
Long-term debt (current portion)	4,804	1,017	3,787
Long-term debt (non-current portion)	1,278	5,746	(4,468)
Short-term borrowings	7,390	27,082	(19,692)
Total Debt	**13,472**	**33,845**	**(20,373)**

Enterprise-wide risk management (ERM)

Our ERM function operates with the following objectives:

- Proactively identify and highlight risks to relevant stakeholders;
- Facilitate discussions around risk prioritisation and mitigation;
- Provide a framework to assess appetite;
- Develop systems to warn when the appetite is being breached; and
- Provide an analysis of residual risk.

The ERM team connects with our business units and functions, which are the primary sources for risk identification. It also monitors external trends on liabilities and risks reported by peers in the industry. The team collaborates with quality assurance, compliance, information security, safety, HR, internal audit, and other assurance teams to identify and mitigate the risks of business units, including risks relating to cyber security and the environment.

Our ERM function focuses on the identification of key sectoral, business, operational and strategic risks. These are carried out through quarterly assurance meetings, structured interviews, on-call discussions, and reviews of incidents.

Risks are aggregated at the unit, function, and organisation levels and are categorised by risk groups. Our response framework categorises these risks into (i) internal (preventable), (ii) internal (strategic), and (iii) external risks. The integrated assurance forum and the executive risk management committee are management-level committees that help the ERM function to prioritise organisation-wide risks and steer mitigation efforts in line with our risk appetite.

Mitigation work carried out by the ERM team is regularly reviewed, and the progress of key risks is discussed with the Executive Risk Management Committee and senior management, as well as at the Risk Management Committee of the Board of Directors.

These include (i) updates on the progress of mitigation of key risks and (ii) specific risk-related initiatives carried out during the year.

During FY2023, risk mitigation efforts included the review of risks and mitigations related to cyber security, data privacy, ethics and compliance risk, quality, supply chain management, geopolitical risks and business continuity, foreign exchange risk, pharmacovigilance, and environmental risk (with a focus on water risk).



ESG

In 2022, we made ESG central to our purpose and business strategy and announced our ESG vision for 2030 to maximise positive social impact. We set up a strong governance structure through a Board-level committee on sustainability to provide ESG guidance, formed a sustainability council chaired by leadership to drive the progress on our ESG goals, and nominated ESG champions across our Company to advance our sustainability agenda. We continue to embed and integrate sustainability into our decision-making and strategy, defining key performance indicators to evaluate our performance and setting up targets and tangible actions with defined timelines to measure our progress. ESG is integrated into our overall ERM programme, identifying ESG-related risks, evaluating likely impact scenarios and risk exposure, and developing mitigation plans to better manage these risks. To better report on the linkages between our strategy, governance, and financial performance in an ESG context, we produced our first integrated report in FY2023. To read more about our detailed ESG performance and initiatives, please refer to page 38 of our integrated report and page 114 for our Business Responsibility and Sustainability Report.

In 2022, we made ESG central to our purpose and business strategy and announced our ESG vision for 2030 to maximise positive social impact.

Human Resources (HR)

In FY2023, the focus has been on improving people productivity across the organisation, for which we leveraged automation and digitalisation of processes leading to reduced human intervention. We are working to develop autonomous work areas and lighthouse factories of the future by building appropriate capabilities in the organisation. We are closely tracking per-person productivity metrics across business units, and personalised learning journeys are being undertaken to cover business-critical skill gaps through certifications of our employees to ensure better delivery of business.

We have sought to unlock productivity by leveraging the new-age tool, Digital Ninja - our flagship digital capability-building programme. Launched earlier, it had over 36,000-course completions on LinkedIn. We have succeeded in developing over 2,850 new Digital Ninjas in the organisation. To embed the Dr. Reddy's way of execution excellence, the simplified SDP way of governance continues to be followed across the organisation while focusing on lean daily management and reducing the number of reviews across levels. Kaizen optimiser continues to be leveraged as a digital tool for the same purpose.

For a winning product strategy, we have carried out appropriate staffing of the central portfolio organisation and product strategy dissemination to the relevant populations across the different business units. To effectively execute a winning product strategy, we have covered over 90% of our target population via six training modules through the Specialisation2Commercialisation initiative. To bring necessary focus to Products That Matter (PTM), 100% staffing of PTM projects is being ensured.

We continue to take proactive steps to retain the right talent and ensure continuity of delivery. Some interventions that have helped us are predictive analytics, which focuses on hotspots of attrition and the profiling of talent that must stay and managers that we should retain. We are also incentivising lateral moves, and ring-fencing key talent through market benchmarking and structured communication and engagement with employees. We have been able to retain critical talent to ensure business continuity and support our growth agenda.

To facilitate growth opportunities for employees through lateral movements and cross-BU movements and to create a well-rounded talent pool with strong succession benches, we launched the first-ever career development week at Dr. Reddy's - called Propel - in October 2022. We also launched the Propel platform, which works as an internal talent marketplace, connecting employees to new opportunities and hiring managers to the best-fit talent across the organisation. It should promote new ways of working with short-term projects and gigs and create a ready pool of internal talent to take on various business critical projects in the future. AI-based skill matching is expected to help employees understand their fit for a particular role even before applying.

With eased restrictions after COVID-19, we revamped ways of working in the organisation along the lines of Future of Work. This centralised induction programme includes both 'in-person' and 'digital' components to move away from the remote approach adopted during the COVID-19 outbreak. This 'Phygital' induction model allows all non-Hyderabad-based recruits a seamless and virtual induction experience while catering to the preferences of most Hyderabad-based joiners to avail the benefits of an 'in-person' experience.

Several developmental journeys have been launched for top teams across the organisation. These involve a combination of forum, coaching, and systemic levers; and bring about multiple benefits - the most important being (a) coherent teams with improved ways of working and (b) a renewed 'set-up' that brings about a common definition of outcomes.

To strengthen the culture of aspirational thinking in the organisation, Moonshot Goals have been introduced this year in the performance enablement process to help set ambitious targets. A matrix manager (dotted line reporting) feature was also enabled to ensure that we accurately reflect the reality of our organisation and the cross-functional work that our colleagues undertake across geographies and BUs.



To create a workplace where employees can unleash their full potential, we have launched employee experience journeys across the organisation. As a step to enhance employee experience, we are attempting to make it connected, efficient, and joyful across all touchpoints, impacting employees' work every day.

We have revamped our recognition platform, 'Spark'. It is now based on a simplified recognition framework linked to ASPIRE and strategic moves linked to the scorecard. This has made on-the-spot recognition easier for managers and enabled peer-to-peer recognition through e-cards that can be posted on the platform. The process of creating a culture of recognition will be an ongoing one with a focus on communication with employees, inducting new employees, and educating first-time managers.

We continue to focus on holistic well-being at the organisation level through workshops, daily wellness sessions covering meditation, yoga, and pranayama, and platforms to allow employees access to counselling for their mental well-being. We are strengthening our focus on condition management through the MyHealth Index (MHI), which tracks the health parameters of employees who are enrolled on a year-long journey of health improvement. MHI is currently operating for around 8,100 employees in FTO 2 and 3, FTO HO, FTO 7 and 9, Biologics, and IPDO.

Taking forward our agenda of increasing diversity representation and developing an inclusive culture in the organisation, our focus has been on dedicated diversity hiring in entry-level roles and regularly connecting with women to address their challenges. We have raised the representation of women in leadership roles to 10%. Our efforts in increasing the diversity in the salesforce are focused on three pillars: care, career, and connection. We have worked on providing hygiene kits, increasing out-station allowance, arranging boot camps for campus hires in sales roles, and establishing regular connects to proactively address the challenges.

Taking into view other areas of workforce diversity, structured workshops on working with differently-abled people were also conducted to sensitise over 70 people managers and enable them to take a 'people-first' approach that looks at all employees in terms of skills and strengths. We also organised a workshop on recruiting differently-abled people for HRBPs and the talent acquisition team, where we identified 10 roles across BUs for hiring differently-abled. In February 2023, we conducted three LGBTQIA+ related sensitisation sessions for 150 employees and contract staff and onboarded two transgender women in our organisation.

We kicked off our annual flagship event Celebration of Excellence on October 12, 2022. This culminated in the Excellence Awards in January 2023. The theme of the celebrations was 'Excel in Horizon 1, Build Horizon 2'. The celebrations cut across hierarchy and geography, covered all sites and locations and touched some 15,000 employees. Various activities like quizzes, sports, musical performances, talent hunts, alumni meets, and employee stories on living the purpose were carried on for three months of fun, collaboration, and camaraderie.

In FY2023, the focus has been on improving people productivity across the organisation, for which we leveraged automation and digitalisation of processes leading to reduced human intervention.

Digital transformation

Digital transformation has sped up, and we are using it to unlock the potential of data. We are also innovating our processes with the use of new technologies. You can refer to the initiatives that we have undertaken in more detail on pages 44 and 45 of this report.

Outlook

FY2023 has been a good year in terms of financial and operational performance across the various businesses. We have a strong foundation, and our diversified geographical presence allows us to suitably respond to opportunities and threats while delivering long-term value for our stakeholders.

We have a strategy that will drive growth and, most importantly, one that should keep increasing access to medicines for people who need these the most. While we continue our focus on our core (Horizon 1) businesses, we are reasonably optimistic that our Horizon 2 initiatives will help improve the lives of patients by addressing unmet and unarticulated needs through affordable and innovative solutions.

We have shown excellent financial discipline with a strong balance sheet and robust cash generation in FY2023. While the strong balance sheet provides financial flexibility to support future growth, we will follow a disciplined approach to cash management and acquisitions. We will continue to bolster operating efficiency, drive productivity, improve operations and processes to increase efficiency and responsiveness, enhance quality systems, strengthen our R&D, and invest in digital initiatives to get closer to customers. We maintain our unwavering commitment to quality and to building a portfolio that anticipates future health needs.

Cautionary Statement

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These are in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and accounting principles generally accepted in India and, therefore, include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write-up includes some forward-looking statements, within the meaning of section 27A of the US Securities Act of 1933, as amended and section 21E of the US Securities Exchange Act of 1934, as amended.

The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. These factors include but are not limited to, changes in local and global economic conditions, changes in government regulations, ability to successfully implement the strategy, manufacturing or quality control outcomes, ability to achieve expected results from investments in our product pipeline, change in market dynamics, technological change, currency fluctuations, and exposure to various market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this annual report and in our periodic reports and other documents filed with all the stock exchanges.

FIVE YEARS AT A GLANCE

(₹ million)

Year ending March 31	2023	2022	2021	2020	2019
Income Statement Data					
Revenues	2,45,879	2,14,391	1,89,722	1,74,600	1,53,851
Cost of revenues*	1,06,536	1,00,551	86,645	80,591	70,421
Gross profit	**1,39,343**	**1,13,840**	**1,03,077**	**94,009**	**83,430**
as a % of revenues	56.7	53.1	54.3	53.8	54.2
Operating Expenses: *					
Selling, general and administrative expenses	68,026	62,081	54,650	50,129	48,680
Research and development expenses	19,381	17,482	16,941	15,410	15,607
Impairment of non-current assets	600	7,562	8,588	16,767	210
Other Operating (income) / expenses, net	(5,907)	(2,761)	(982)	(4,290)	(1,955)
Total operating expenses	**82,199**	**84,364**	**78,797**	**78,016**	**62,542**
Operating income	**57,144**	**29,476**	**24,280**	**15,993**	**20,888**
as a % of revenues	23.2	13.7	12.8	9.2	13.6
Finance Costs, net					
Finance income	4,281	3,077	2,623	2,461	2,280
Finance expenses	(1,428)	(958)	(970)	(983)	(1,163)
Finance (expense) / income, net	**2,853**	**2,119**	**1,653**	**1,478**	**1,117**
Share of profit of equity accounted investees, net of income tax	370	703	480	561	438
Profit before income tax	**60,367**	**32,298**	**26,413**	**18,032**	**22,443**
Income tax benefit/(expense)	(15,300)	(8,730)	(9,175)	1,466	(3,648)
Profit for the year	**45,067**	**23,568**	**17,238**	**19,498**	**18,795**
as a % of revenues	18.3	11.0	9.1	11.2	12.2
Earnings per share (₹)					
Basic	271	142	104	118	113
Diluted	271	142	104	117	113
Dividend declared per share for the year (₹)	40	30	25	25	20
Balance Sheet Data					
Cash and cash equivalents, net of bank overdraft	5,779	14,852	14,820	1,962	2,228
Operating working capital**	94,711	92,076	71,309	60,685	58,895
Total assets	3,21,854	2,92,827	2,65,491	2,32,241	2,25,427
Total long-term debt, excluding current portion	1,278	5,746	6,299	1,304	22,000
Total stockholders' equity	2,30,991	1,90,527	1,73,062	1,54,988	1,40,197
Additional data					
Net cash provided by / (used in)					
Operating activities	58,875	28,108	35,703	29,841	28,704
Investing activities	(41,373)	(26,387)	(22,660)	(4,923)	(7,727)
Financing activities	(26,861)	(2,422)	(298)	(25,159)	(21,326)
Effect of exchange rate changes on cash	286	733	113	(25)	35
Expenditure on property, plant and equipment & intangibles	(18,864)	(19,049)	(12,561)	(6,115)	(8,376)

* Figures are restated for previous years

** Operating working capital = Trade receivables + Inventories - Trade payables

KEY FINANCIAL RATIOS

Year ending March 31	2023	2022	2021	2020	2019
Profitability Ratios					
EBITDA margin %	30%	24%	25%	27%	22%
Gross Margin %	57%	53%	54%	54%	54%
Global Generics	62%	58%	59%	57%	59%
PSAI	16%	22%	29%	24%	25%
Adjusted PAT* margin (%)	19%	15%	14%	21%	12%
Net Profit Margin (%)	18.3%	11.0%	9.1%	11.2%	12.2%
Return on Net Worth (%)	20%	12%	10%	13%	13%
Asset Productivity Ratios					
Fixed Asset Turnover	3.8	3.6	3.5	3.3	2.7
Total Assets Turnover	0.8	0.8	0.8	0.8	0.7
Working Capital Ratios					
Working Capital Days	182	214	188	188	180
Inventory Days	163	184	177	154	163
Debtors Days	103	108	91	100	90
Creditor Days	84	79	80	67	73
Gearing Ratios					
Net Debt/Equity^	(0.21)	(0.08)	(0.04)	(0.03)	0.09
Interest Coverage	40.3	31.5	25.5	16.8	18.3
Current Ratio	2.4	1.9	1.8	1.8	1.9
Valuation Ratios					
Earnings per share (₹)	270.9	141.7	103.6	117.4	113.1
Book Value per share (₹)	1,388	1,145	1,041	933	844
Dividend Payout	15%	21%	24%	21%	18%
Trailing Price/Earnings Ratio	17.1	30.3	43.6	26.6	24.6

(1) Fixed Asset Turnover: Net Sales / Avg Net Fixed Assets (Property, plant and equipment)

(2) Total Asset Turnover: Net Sales / Avg Total Assets

(3) Working Capital Days: Inventory Days + Receivable Days – Payable Days

(4) Inventory Days: (Average of closing inventory - as on end of September and March) / (Cost of Revenue during last 6 months) * 182

(5) Receivable Days: outstanding receivables netted-off with the daily average sales; starting from the latest month

(6) Payable Days: (Average of closing Payables - as on end of December and March) / (Material cost during last 3 months) * 90

(7) Book Value per share: Equity/Outstanding equity shares

(8) Dividend Payout: DPS/EPS

(9) Trailing price: Closing share price on the last working day of March

* PAT adjusted for impairment of non-current assets

^ FY2021 onwards, Net debt/equity computation excludes lease liabilities



BOARD'S REPORT

BOARD'S REPORT

Dear Member,

Your Directors are pleased to present the 39th Annual Report of the Company for the year ended March 31, 2023.

FINANCIAL HIGHLIGHTS AND COMPANY AFFAIRS

Table 1 gives the consolidated and standalone financial highlights of the Company based on Indian Accounting Standards (Ind AS) for FY2023 (i.e. from April 1, 2022 to March 31, 2023) compared to the previous financial year.

The Company's consolidated total income for the year was ₹257.3 billion, which was up by 17% over the previous year. Profit before tax (PBT) was ₹60.5 billion, representing an increase of 98% over the previous year.

The Company's standalone total income for the year was ₹175.5 billion, which was up by 18% over the previous year. PBT was ₹38.7 billion, which was higher by 74% over the previous year.

Revenues from lines of business and geographies given below are from the Company's IFRS results.

Revenues from Global Generics were up by 19% and stood at ₹213.8 billion. There was growth across businesses of North America Generics, Europe and India.

Revenues from North America stood at ₹101.7 billion, registering a strong year on year growth of 36%. This was largely on account of revenue contribution from new products launched, increase in volumes for some of our base products and favorable forex rates movement, partly offset by high price erosions in some of our products. During the year, the Company filed 12 Abbreviated New Drug Applications (ANDAs) in the USA. As of March 31, 2023, there were 86 generic filings awaiting approval with the US Food and Drug Administration (USFDA), comprising 81 ANDAs and 5 NDAs filed under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

Revenues from India stood at ₹48.9 billion, showing a year-on-year growth of 17%.

Revenues from Emerging Markets were ₹45.5 billion, which remained flat year-on-year.

Revenues from Europe were ₹17.6 billion, a year-on-year growth of 6%.

Revenues from Pharmaceutical Services and Active Ingredients (PSAI) stood at ₹29.1 billion, which was lower by 5% compared to previous year. During the year, the Company filed 134 Drug Master Files (DMFs) worldwide, including 12 filings in the US.

TABLE 1 FINANCIAL HIGHLIGHTS (₹ MILLION)

PARTICULARS	CONSOLIDATED		STANDALONE	
	FY2023	FY2022	FY2023	FY2022
Total income	2,57,252	2,20,296	175,538	1,48,872
Profit before depreciation, amortization, impairment and tax	73,316	50,867	47,943	30,479
Depreciation and amortization	12,502	11,652	9,232	8,142
Impairment of non-current assets	699	9,304	51	98
Profit before tax and before share of equity accounted investees	60,115	29,911	38,660	22,238
Share of profit of equity accounted investees, net of tax	370	703	-	-
Profit before tax	60,485	30,614	38,660	22,238
Tax expense	15,412	8,789	12,532	6,006
Net profit for the year	**45,073**	**21,825**	**26,128**	**16,232**
Opening balance of retained earnings	1,60,341	1,42,395	154,030	1,41,372
Net profit for the year	45,073	21,825	26,128	16,232
Other comprehensive income/(loss)	-	-		-
Dividend paid during the year	(4,979)	(4,145)	(4,979)	(4,146)
Transfer to SEZ re-investment Reserve, net	(131)	571	(131)	571
Transfer to Debenture Redemption Reserve	(76)	(304)	-	-
Closing balance of retained earnings	**2,00,228**	**1,60,341**	**175,048**	**1,54,030**

Note: FY2023 represents fiscal year 2022-23, from April 1, 2022 to March 31, 2023, and analogously for FY2022 and other such labelled years.

DIVIDEND

Your Directors are pleased to recommend a dividend of ₹40 (800%) for FY2023, on every equity share of ₹5/-. As per the Dividend Distribution Policy of the Company, the amount of maximum dividend payout (including interim dividend) can be up to 20% of the cash profit under consolidated financial statement prepared under Indian Accounting Standards (IND-AS). The recommended dividend is in line with the provision of the said policy.

The dividend, if approved at the 39th Annual General Meeting ("AGM") will be paid to those members whose names appear on the register of members of the Company as of end of the day on July 11, 2023. The total dividend pay-out will be approximately ₹666 crores, resulting in a pay-out of 11.4% of the consolidated cash profit for the financial year ended March 31, 2023. Such dividend will be taxable in the hands of the members, in terms of the provisions of the Income Tax Act, 1961.

In terms of Regulation 43A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the Dividend

Distribution Policy, is available on the Company's website on *https://www.drreddys.com/cms/cms/sites/default/files/2021-12/html/Code%20%284%29.pdf*

TRANSFER TO RESERVES

The Company has not proposed to transfer any amount to the general reserve for the year ended March 31, 2023.

SHARE CAPITAL

The paid-up share capital of your Company increased by ₹0.51 million from ₹832.13 million to ₹832.64 million in FY2023 due to allotment of 102,027 equity shares of ₹5 each, on exercise of stock options by eligible employees through the 'Dr. Reddy's Employees Stock Option Scheme, 2002' and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007'. The equity shares issued pursuant to the above Employee Stock Option Schemes rank pari- passu with the existing equity shares of the Company

SCHEME OF AMALGAMATION

The Hon'ble National Company Law Tribunal (the "NCLT"), Hyderabad Bench, vide order dated April 5, 2022, has approved the Scheme of Amalgamation and Arrangement (the "Scheme") for the merger of Dr. Reddy's Holdings Limited (the "DRHL/ Amalgamating Company") with the Company (the "Amalgamated Company"). The order of the Hon'ble NCLT was filed by both the companies with the Registrar of Companies, Hyderabad, on April 8, 2022. Therefore, the merger became effective on April 8, 2022. The appointed date of the Scheme was April 1, 2019.

Pursuant to the Scheme, 41,325,300 equity shares held by the Amalgamating Company in the Company stands cancelled and the equal number of shares were issued and allotted by the Company, on April 22, 2022, to the shareholders of Amalgamating Company, in aggregate, in proportion to their shareholding in the Amalgamating Company. Effectively, there is no change in the total issued and paid-up share capital of the Company pursuant to the said Scheme, as equal number of shares were cancelled, as well as issued and allotted by the Company.

PUBLIC DEPOSITS

The Company has not accepted any deposits covered under Chapter V of the Companies Act, 2013 (the "Act").

CHANGE IN THE NATURE OF BUSINESS, IF ANY

During the year, there was no change in the nature of business of the Company. Further, there was no significant change in the nature of business carried on by its subsidiaries.

MATERIAL CHANGES AND COMMITMENTS AFFECTING THE FINANCIAL POSITION BETWEEN THE END OF THE FINANCIAL YEAR AND DATE OF THE REPORT

There have been no material changes and commitments affecting the financial position of the Company which have occurred between the end of the financial year of the Company to which the financial statements relate and the date of this report.

SUBSIDIARIES AND ASSOCIATES

The Company has 40 overseas subsidiary companies (including step-down subsidiaries), nine subsidiary companies (including step-down subsidiary) in India and one joint venture company as on March 31, 2023.

DRS LLC in Russia ceased to be a step-down subsidiary of the Company with effect from July 1, 2022, consequent to its merger with Dr. Reddy's Laboratories LLC, Russia.

Dr. Reddy's Laboratories B.V. in Netherlands, ceased to be a step-down subsidiary of the Company with effect from January 25, 2023, consequent to its merger with Reddy Netherlands B.V., Netherlands.

Section 129(3) of the Act, states that where the Company has one or more subsidiaries or associate companies, it shall, in addition to its financial statements, prepare a consolidated financial statements of the Company and of all subsidiaries and associate companies in the same form and manner as that of its own and also attach along with its financial statements, a separate statement containing the salient features of the financial statements of its subsidiaries and associates.

Hence, the consolidated financial statements of the Company and all its subsidiaries and associates, prepared in accordance with Ind AS 110 and 111 as specified in the Companies (Indian Accounting Standards) Rules, 2015, forms part of the Integrated Annual Report. Moreover, a statement containing the salient features of the financial statements of the Company's subsidiaries and joint ventures in the prescribed Form AOC-1, is attached as **Annexure I** to this Board's Report. This statement also provides details of the performance and financial position of each subsidiary and joint venture.

In accordance with Section 136 of the Act, the audited financial statements and related information of the Company and its subsidiaries, wherever applicable, are available on the Company's website: *www.drreddys.com*. These are also available for inspection during regular business hours at our registered office in Hyderabad, India and/or in electronic mode.

MATERIAL SUBSIDIARIES

In terms of Regulation 16(1)(c) of the SEBI Listing Regulations, Material Subsidiary shall mean a subsidiary, whose income or net worth exceeds ten percent of the consolidated income or net worth, respectively, of the Company and its subsidiaries in the immediately preceding accounting year. Accordingly, the Company has four material overseas subsidiary companies as on March 31, 2023, namely, Dr. Reddy's Laboratories Inc. (USA), Dr. Reddy's Laboratories SA (Switzerland), Dr. Reddy's Laboratories LLC (Russia) and Reddy Holding GmbH (Germany).

Further, in terms of Regulation 24(1) of the SEBI Listing Regulations, at least one Independent Director on the Board of the Company shall be a Director on the Board of an unlisted material subsidiary, i.e. a subsidiary, whose income or net worth exceeds twenty percent of the consolidated income or net worth respectively, of the Company and its subsidiaries in the immediately preceding accounting year. In compliance with the said provisions, Mr. Arun M Kumar (DIN: 09665138), Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories Inc. (USA) w.e.f. September 21, 2022,

subsequent to the resignation of Dr. Bruce L A Carter (DIN:02331774).

Mr. Srider Iyengar (DIN: 00278512), Independent Director of the Company, is a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland).

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

The Company makes investments or extends loans/ guarantees to its wholly-owned subsidiaries for their business purposes.

Details of loans, guarantees and investments covered under Section 186 of the Act, along with the purpose for which such loan or guarantee was proposed to be utilized by the recipient, form part of the notes to the financial statements provided in this Integrated Annual Report.

CORPORATE GOVERNANCE AND ADDITIONAL SHAREHOLDERS' INFORMATION

A detailed report on the *Corporate Governance* systems and practices of the Company is given in a separate chapter of this Integrated Annual Report. Similarly, other information for shareholders is provided in the chapter on *Additional Shareholders' Information*. The Company has also formulated a Group Governance Policy to monitor governance of its unlisted subsidiaries across the globe.

A certificate from M/s. S.R. Batliboi & Associates LLP, Statutory Auditors of the Company, confirming compliance with the conditions of corporate governance is attached to the chapter on *Corporate Governance*.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the *Management Discussion and Analysis* in terms of Regulation 34 of the SEBI Listing Regulations is provided as a separate chapter in the Integrated Annual Report.

BOARD OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

APPOINTMENTS

During the year, the members of the Company approved the appointment of Mr. Arun M Kumar (DIN: 09665138), as an Independent Director of the Company through Postal Ballot, with effect from August 1, 2022. The Board opined that the above Independent Director possessed requisite experience and expertise (including the proficiency).

RETIREMENT AND RESIGNATION

Dr. Bruce L A Carter (DIN: 02331774) and Mr. Prasad R Menon (DIN: 00005078) completed their terms as Independent Directors of the Company on July 30, 2022, and October 29, 2022, respectively.

Mr. Allan Grant Oberman (DIN: 08393837) tendered his resignation as an Independent Director of the Company with effect from close of business hours on January 6, 2023, as he was moving to a commitment outside the Company that will not allow him to be able to devote sufficient time for his responsibilities as an Independent Director of the Company.

The Board placed on record its sense of deep appreciation for the services rendered by the above Independent Directors to the Company.

RETIREMENT BY ROTATION

Mr. G V Prasad (DIN:00057433) is liable to retire by rotation at the forthcoming 39th AGM and being eligible, seeks re-appointment. For reference of members, a brief profile of Mr. G V Prasad (DIN:00057433) is given in the Chapter on *Corporate Governance* and in the Notice convening the 39th AGM.

RE-APPOINTMENT OF WHOLE-TIME DIRECTOR

During the year, the members of the Company at its AGM held on July 29, 2022, approved the re-appointment of Mr. K Satish Reddy (DIN: 00129701) as a Whole-time Director of the Company, designated as the Chairman, for a period of five years, with effect from October 1, 2022.

None of the Directors is disqualified under Section 164 of the Act. They are not debarred from holding the office of Director pursuant to any order of SEBI or any other authority. Further details are provided in the chapter on *Corporate Governance*.

CHANGES IN KEY MANAGERIAL PERSONNEL (KMP)

During the year under review, there were no changes in the Key Managerial Personnel of the Company. As on the date of this report, the Company has the following Key Managerial Personnel as per Sections 2(51) and 203 of the Act:

S. NO.	NAME OF KMP	DESIGNATION
1	Mr. G V Prasad	Co-Chairman and Managing Director
2	Mr. Erez Israeli	Chief Executive Officer
3	Mr. Parag Agarwal	Chief Financial Officer
4	Mr. K Randhir Singh	Company Secretary, Compliance Officer & Head-CSR

DECLARATION BY INDEPENDENT DIRECTORS

In accordance with Section 149(7) of the Act, each Independent Director has confirmed to the Company that he or she meets the criteria of independence laid down in Section 149(6) of the Act, and is in compliance with Rule 6(3) of the Companies (Appointment and Qualifications of Directors) Rules, 2014 and Regulation 16(1)(b) of the SEBI Listing Regulations. Further, each Independent Director has affirmed compliance to the Code of Conduct for Independent Directors as prescribed in Schedule IV of the Act. The Board has taken on record such declarations after due assessment of their veracity.

BOARD EVALUATION

Pursuant to the provisions of the Act, and the SEBI Listing Regulations, the Board has carried out performance evaluation of its own performance, the Directors (including the Chairman) individually, as well as the evaluation of the working of the Committees. An independent external agency, EgonZehnder, a leadership advisory firm on board matters, was engaged to conduct the Board evaluation for FY2023. The recommendations were discussed with the Board and individual feedback was provided.

The Board evaluation process was completed for FY2023. Further details of Board evaluation are given in the chapter on *Corporate Governance*.

APPOINTMENT OF DIRECTORS AND REMUNERATION POLICY

Assessment and appointment of members to the Board are based on a combination of criteria that includes ethics, personal and professional stature, domain expertise, gender diversity and specific qualifications required for the position. For appointment of an Independent Director, the independence criteria defined in Section 149(6) of the Act, and Regulation 16(1)(b) of the SEBI Listing Regulations are also considered.

In accordance with Section 178(3) of the Act, Regulation 19(4) of the SEBI Listing Regulations and on recommendation of the Company's Nomination, Governance and Compensation Committee, the Board adopted a Remuneration Policy for Directors, KMP, senior management and other employees that outlines the guidelines related to performance evaluation of Directors, remuneration principles and Board diversity. The Policy forms part of the chapter on *Corporate Governance*.

Our executive compensation program supports attracting, motivating, and encouraging continuity of experienced and well-qualified executive officers who advance our critical business objectives and promote the creation of shareholders' value over the long-term. The key tenets of our philosophy are designed to:

a) Attract highly talented individuals from within and across industries drawing from a diverse pool of global talent.

b) Provide long term and short-term incentives that advance the interests of shareholders and deliver levels of pay commensurate with performance.

The three principal components of the compensation package include, base salary, annual variable pay, and equity-based long-term incentives. In making decisions with respect to each element of compensation, the competitive market for executives and compensation levels provided by comparable companies are considered.

Pay practices at companies with which Dr. Reddy's competes for talent, including those engaged in similar activities are reviewed from time to time.

We believe that information regarding pay practices at other companies is useful to assess the reasonableness and competitiveness of our own. Our approach is to be market aware on pay levels and not entirely market driven.

We generally position target executive pay at the top quartile of pay packages for executives in similar positions, responsibilities and/or experience in similar companies of comparable size.

We identify certain roles that are fungible across multiple industries and our comparative pool may not be limited to peer generic pharmaceutical organisations. In such cases – a wider sample is selected comprising of non-pharma marquee organisations operating in the country with whom Dr. Reddy's competes for talent.

Executive compensation is reviewed annually. In general executive increment percentages are lesser than the average with the frontline receiving the highest increase. A higher increase may be made in the event of a role change, promotion, or in exceptional circumstances. The Company's performance, affordability and individual performance are other considerations, while deciding on compensation.

Our current performance management follows a balanced scorecard approach comprising of current business performance, future business performance, ESG, digital, people, compliance and safety related metrics.

Each parameter is devised into a metric, financial or otherwise and is measured throughout the performance year. Non-financial parameters have a cap of 100% achievement while financial parameters are scored based on a predetermined grid. Additional considerations such as wind-falls, impairments and one-offs are measured separately.

Our performance management process is specifically adapted to different employee cohorts based on their specific needs, the overall principles remain the same across all the models.

Performance evaluation of Management Council ("MC") member's focuses on achievement of MC Scorecard. Individual MC evaluation focusses on achievement of:

- the BU (Business Unit) scorecard for the year that contributes to the delivery of the overall Company's strategy.
- demonstration of desired behaviours which measures the commitment to sustainable growth by focussing on performance on non-financial parameters centered around the Company's leadership behaviours. Also considered is the contribution of the individual to the wider enterprise agenda.

NUMBER OF BOARD MEETINGS

The Board of Directors met eight times during the year. In addition, an annual Board retreat was held to discuss strategic matters. The intervening gap between the meetings was within the period prescribed under the Act and the SEBI Listing Regulations. Details of Board meetings and the Board retreat are given in the chapter on *Corporate Governance*.

SEPARATE MEETING OF INDEPENDENT DIRECTORS

In terms of requirements under Schedule IV of the Act and Regulation 25(3) of the SEBI Listing Regulations, four separate meetings of the Independent Directors were held during FY2023. Further details are mentioned in the chapter on *Corporate Governance*.

COMMITTEES OF THE BOARD

As on March 31, 2023, the Board has the following Committees:

i) Audit Committee;

ii) Stakeholders' Relationship Committee;

iii) Nomination, Governance and Compensation Committee;

iv) Sustainability and Corporate Social Responsibility Committee;

v) Risk Management Committee;

vi) Science, Technology and Operations Committee; and

vii) Banking and Authorisations Committee

All the recommendations made by the Board committees, including the Audit Committee, were accepted by the Board. The details of the above Committees are given in the Chapter on *Corporate Governance*.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 134(5) of the Act, your Directors state that:

1. Applicable accounting standards have been followed in the preparation of the annual accounts and that no material departures have been made from the same;
2. Accounting policies have been selected and applied consistently. Judgments and estimates made are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Company at the end of the FY2023 and of the profit of the Company for that period;
3. Proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. Annual accounts have been prepared on a going concern basis;
5. Adequate internal financial controls for the Company to follow have been laid down and these are operating effectively; and
6. Proper and adequate systems have been devised to ensure compliance with the provisions of all applicable laws and these systems are operating effectively.

ADEQUACY OF INTERNAL FINANCIAL CONTROL SYSTEMS

The Company has in place adequate internal financial controls with reference to its financial statements. These controls ensure the accuracy and completeness of the accounting records and the preparation of reliable financial statements.

ENTERPRISE RISK MANAGEMENT ("ERM")

The Company has a Risk Management Committee of the Board, consisting entirely of Independent Directors. Details of the Committee and its terms of reference are set out in the chapter on *Corporate Governance*.

The Audit Committee and Risk Management Committee review key risk elements of the Company's business, finance, operations and compliance, and their respective mitigation strategies. The Risk Management Committee reviews strategic, business, compliance and operational risks whereas the Audit Committee reviews issues around ethics and fraud, internal control over financial reporting (ICOFR), as well as process risks and their mitigation.

The Company's Executive Risk Management Committee operates under the Company's Risk Management Policy and focuses on risks associated with the Company's business and compliance matters. This Committee periodically reviews matters pertaining to risk management. Additionally, the Enterprise wide Risk Management (ERM) function helps the Board and the Management to prioritize, review and measure business risks against a pre-determined risk appetite, and their suitable response, depending on whether such risks are internal, strategic or external.

During FY2023, focus areas of Risk Management Committee included review of risks and mitigations related to cyber security, data privacy, data governance, ethics and compliance risk, quality, supply chain management, geo-political risks and business continuity, foreign exchange risk, pharmacovigilance and environmental risk with focus on water risk.

RELATED PARTY TRANSACTIONS

In line with the requirements of the Act and the SEBI Listing Regulations, your Company has a Policy on Materiality of Related Party Transactions and Dealing with Related Party Transactions, which is also available on the Company's website at *https://www.drreddys.com/investors/governance#governance#policies-and-documents*. The Policy intends to ensure that proper reporting, approval and disclosure processes are in place for all transactions between the Company and related parties.

In accordance with Section 134(3)(h) of the Act, and Rule 8(2) of the Companies (Accounts) Rules, 2014, the particulars of the contracts or arrangements with related parties referred to in Section 188(1) of the Act, in Form AOC-2 is attached as **Annexure II** to this Board's Report. All related party transactions and subsequent modifications are placed before the Audit Committee for review and approval. Prior omnibus approval is obtained for related party transactions on a quarterly basis for transactions which are of repetitive nature and/ or entered in the ordinary course of business and are at arm's length. All contracts and arrangements with related parties were at arm's length and in the ordinary course of business of the Company. Details of related party disclosures form part of the notes to the financial statements provided in the Integrated Annual Report.

VIGIL MECHANISM/ WHISTLE-BLOWER/ OMBUDSPERSON POLICY

The Company has an Ombudsperson Policy (Whistle-Blower/Vigil mechanism) to report concerns. Reporting channels under the vigil mechanism include an independent hotline, a web based reporting site (drreddys.ethicspoint.com) and a dedicated e-mail to Chief Compliance Officer. The Ombudsperson Policy also safeguards against retaliation of those who use this mechanism. The Audit Committee Chairperson is the Chief Ombudsperson. The Policy also provides for raising concerns directly to the Chief Ombudsperson. Details of the Policy are available on the Company's website: *https://www.drreddys.com/investors#governance#ombudsperson-policy*.

STATUTORY AUDITORS

M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004) were re-appointed as Statutory Auditors of the Company at the 37th AGM held on July 28, 2021, for a period of five years till the conclusion of the 42nd AGM to be held in the year 2026.

SECRETARIAL AUDITOR

Pursuant to Section 204 of the Act, and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, M/s. Makarand M. Joshi & Co., Practicing Company Secretaries (Certificate of Practice No. 3662), Mumbai, India, were appointed as Secretarial Auditors of the Company for FY2023. The Secretarial Audit Report for FY2023 is annexed as **Annexure III** to this Report.

Further, in compliance with Regulation 24A of the SEBI Listing Regulations, the Annual Secretarial Compliance Report issued by the Secretarial Auditor, will be submitted to the stock exchanges within the statutory timelines.

Based on the consent received from M/s. Makarand M. Joshi & Co., Practicing Company Secretaries (Certificate of Practice No. 3662), Mumbai, India and on the recommendation of the Audit Committee, the Board has approved their appointment as the Secretarial Auditor of the Company for FY2024. They have confirmed their eligibility for the said re-appointment.

COST AUDITOR

Pursuant to Section 148(1) of the Act, read with the relevant Rules made thereunder, the Company maintains the cost records in respect of its 'pharmaceuticals' business.

On the recommendation of the Audit Committee, the Board has appointed M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) as Cost Auditor of the Company for FY2024 at a remuneration of ₹900,000 (Rupees Nine Lakhs only) plus reimbursement of out-of-pocket expenses at actuals and applicable taxes. M/s. Sagar & Associates have confirmed that they are free from disqualification specified under Section 141(3) and proviso to Section 148(3) read with Section 141(4) of the Act and that the appointment meets the requirements of the Act. They have further confirmed their independent status and an arm's length relationship with the Company.

The provisions of the Act also require that the remuneration of the Cost Auditors be ratified by the members and therefore, the same is recommended for approval of the members at the forthcoming 39th AGM. As a matter of record, relevant Cost Audit Reports for FY2022 were filed with the Central Government on August 26, 2022, within the stipulated timeline. The Cost Audit Report for FY2023 will also be filed within the timeline.

AUDITORS' QUALIFICATIONS, RESERVATIONS, ADVERSE REMARKS OR DISCLAIMERS

There are no qualifications, reservations, adverse remarks or disclaimers by the Statutory Auditors in their report, or by the Practicing Company Secretary in the Secretarial Audit Report. During the year, there were no instances of frauds reported by Auditors under Section 143(12) of the Act.

SECRETARIAL STANDARDS

In terms of Section 118(10) of the Act, the Company complies with Secretarial Standards 1 and 2, relating to the 'Meetings of the Board of Directors' and 'General Meetings', respectively as issued by the Institute of Company Secretaries of India ("ICSI") and approved by the Central Government. The Company has also voluntarily adopted the recommendatory Secretarial Standards 3 on 'Dividend' and Secretarial Standards 4 on 'Report of the Board of Directors' issued by the ICSI.

SIGNIFICANT/MATERIAL ORDERS PASSED BY COURTS/ REGULATORS/TRIBUNALS

Settlement with the State of Texas: In November 2014, the State of Texas commenced a formal inquiry into the Company's marketing, sales, pricing and price reporting for its generic drugs dispensed in this State. The Company cooperated with this inquiry. On June 1, 2022, the Company entered into a Settlement Agreement with the State of Texas. Pursuant to this settlement, on July 6, 2022, payment in the full amount of $12,900,000 was made to the State of Texas, with no admission of liability.

Verering Litigation: A Complaint was filed on November 15, 2021, in the Supreme Court of the State of New York, County of New York (trial court level) by Teva Pharmaceutical Industries Ltd. ("Teva") against Dr. Reddy's Laboratories, S.A. (Case Index No. 656499/2021). This Complaint was subsequently amended by Teva on January 26, 2022. In its amended Complaint, Teva alleges that the Company breached the supply agreements between the parties relating to Verering, failed to pay carrying costs, and breached the implied covenant of good faith and fair dealing, seeking monetary damages and all other remedies available under law. On January 6, 2022, the Company asserted counterclaims against Teva, asserting that Teva breached its contractual obligations to the Company by, among other things, failing to adhere to cGMP and producing product unfit for human use, seeking monetary damages and all other remedies available under law. On March 15, 2023, Dr. Reddy's Laboratories, S.A., on behalf of itself and affiliates, entered into a Settlement Agreement with Teva, on behalf of itself and affiliates, relating to the Verering Litigation and Verering. Pursuant to the Settlement Agreement, all claims between the parties have been dismissed with prejudice and without any admission of liability by any of the parties.

INFORMATION REQUIRED UNDER SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION AND REDRESSAL) ACT, 2013

The Company has a Policy to ensure prevention, prohibition and redressal of sexual harassment at the workplace. It has an Apex Committee and an Internal Complaints Committee in compliance with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, which operate under a defined framework for complaints pertaining to sexual harassment at workplace. The details are available in the Principle 5 of the *Business Responsibility and Sustainability Report* as well as in the *Corporate Governance Report* forming part of this Integrated Annual Report.

CORPORATE SOCIAL RESPONSIBILITY (CSR) INITIATIVES

As per Section 135 of the Act, the Company has a Board-level Committee, namely, Sustainability and Corporate Social Responsibility (SCSR) Committee. During the year, the name of the CSR Committee has been changed to SCSR Committee to act as nodal committee on overall sustainability goals and progress apart from CSR terms of reference. As on March 31, 2023, the Committee consists of Dr. K P Krishnan (Chairman), Ms. Kalpana Morparia, Mr. G V Prasad and Mr. K Satish Reddy. Based on the recommendation of the said Committee, the Board has adopted a CSR policy that provides guiding principles for selection, implementation and monitoring of CSR activities and formulation of the annual action plan. During the year, the Committee monitored the CSR activities undertaken by the Company including the expenditure incurred thereon as well as implementation and adherence to the CSR policy. An impact assessment of the eligible projects has been carried by an independent agency and the report of such impact assessment was noted by the SCSR Committee and the Board. Details of the CSR Policy and initiatives taken by the Company during the year are available on the Company's website: *www.drreddys.com*. The report on CSR activities as well as executive summary of the impact assessment report are attached as ***Annexure IV*** to this Board's Report.

INTEGRATED REPORT

Your Company has voluntarily adopted the Integrated Annual Report for FY2023, which includes both financial and non-financial information. The reporting weaves together our purpose, values, strategy, governance, performance and future outlook, all of which influence the material aspects of our business.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT (BRSR)

The SEBI, vide its circular dated May 10, 2021, made Business Responsibility and Sustainability Report (BRSR) mandatory for the top 1,000 listed companies (by market capitalization) from FY2023, while disclosure was voluntary for FY2022.

The Company had voluntarily published its first BRSR for FY2022 to provide enhanced disclosures on ESG practices and priorities of the Company.

The *Business Responsibility and Sustainability Report* for FY2023 as mentioned under Regulation 34 of the SEBI Listing Regulations, is given as a separate chapter in this Integrated Annual Report.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Providing cures and reducing the disease burden are central to our purpose as a leading pharma company. We believe that society and the environment are interdependent, and truly being sustainable supports human health and well-being, a sustainable planet, and a well-integrated society. In 2022, building on our incremental work in sustainability, we launched our sustainability vision for 2030 and published our renewed ESG goals and targets. Our sustainability goals span across diverse areas we care about - from environmental and social sustainability to stronger governance, from greater access and affordability of medicines to public health issues, from greater economic equity and accountability to acceptance of greater social parity. They reveal our bold vision for the future and what we collectively strive to achieve every day.

The Company has a Board Committee, namely, Sustainability and Corporate Social Responsibility (SCSR) Committee, as the nodal committee to review the ESG and sustainability goals of the Company, its implementation, progress and other related matters as per its terms of reference.

The ESG details are available in the initial section and *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO THE INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

Pursuant to the provisions of the Act, read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, declared dividends which remained unpaid or unclaimed for a period of seven years have been transferred by the Company to the IEPF, which has been established by the Central Government.

The above Rules also mandate transfer of shares on which dividends are lying unpaid and unclaimed for a period of seven consecutive years to IEPF. The Company has issued individual notices to the members whose dividend is unclaimed and unpaid and advising them to claim their dividend. The details of transfer of unpaid and unclaimed amounts to IEPF are given in the chapter on *Additional Shareholders Information*.

EMPLOYEES STOCK OPTION SCHEMES

The Company has three employee stock option schemes namely, 'Dr. Reddy's Employees Stock Option Scheme, 2002', 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007', and 'Dr. Reddy's Employees Stock Option Scheme, 2018' (the "Schemes"). The term of Dr. Reddy's Employees Stock Option Scheme, 2002, ended on January 28, 2022. However, the options already granted under the 2002 Scheme are eligible for exercise, in terms of the Scheme. There are no other changes in the said schemes during the year. The Schemes are in compliance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. The details of Company's stock option Schemes as required under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website: *https://www.drreddys.com/investors/governance/policies-and-documents#governance#policies-anddocuments*

Your Company's Secretarial Auditors, M/s. Makarand M. Joshi & Co., Practising Company Secretaries, have certified that the Employee Stock Option Schemes of your Company have been implemented in accordance with the Regulations and the resolutions passed by the Members in this regard.

The details also form part of note 2.25 of the notes to accounts of the standalone financial statements.

PARTICULARS OF EMPLOYEES

Disclosures pertaining to remuneration and other details as required under Section 197(12) of the Act, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, are attached as ***Annexure V*** to this Board's Report.

In terms of Section 197(12) of the Act, read with Rule 5(2) and 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, a statement showing the

names and other particulars of the employees drawing remuneration in excess of limits set out in the said rules forms part of the Integrated Annual Report.

Considering the provisions of Section 136 of the Act, the Integrated Annual Report, excluding the aforesaid information, is being sent to the members of the Company and others entitled thereto. The said information is available for inspection at the registered office of the Company or through electronic mode, during business hours on working days up to the date of the forthcoming 39th AGM, by members. Any member interested in obtaining a copy thereof may write to the Company Secretary in this regard.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

Particulars as prescribed under Section 134(3)(m) of the Act, read with Rule 8(3) of the Companies (Accounts) Rules, 2014, are attached as **Annexure VI** to this Board's Report.

ANNUAL RETURN

The Annual Return of the Company as on March 31, 2023, in terms of the provisions of Section 134(3)(a) of the Act, is available on the Company's website: *https://www.drreddys.com/investors/reports-and-filings/annual-reports/*

ACKNOWLEDGMENT

Your Directors place on record their sincere appreciation for the significant contribution made by your Company's employees through their dedication, hard work and commitment, as also for the trust reposed in your Company by the medical fraternity and patients. The Board of Directors also acknowledges the support extended by the analysts, bankers, Government of India and various countries and other government agencies, media, customers, business partners, members and investors at large.

The Board looks forward to your continued support in the Company's endeavor to accelerate access to innovative and affordable medicines, because Good Health Can't Wait.

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 10, 2023

ANNEXURE-I

FORM AOC-1

Pursuant to first proviso to Section 129(3) read with Rule 5 of the Companies (Accounts) Rules, 2014
Statement containing salient features of the financial statement of subsidiaries/ associate companies/ joint ventures

All amounts in Indian Rupees millions, except share data and where otherwise stated

PART "A" SUBSIDIARIES

		AS AT MARCH 31, 2023											FOR THE YEAR ENDED MARCH 31, 2023					
SL. NO.	NAME OF THE SUBSIDIARY	REPORTING PERIOD FOR THE SUBSIDIARY	DATE OF INCORPORATION/ ACQUISITION	% OF SHAREHOLDING	REPORTING CURRENCY	EXCHANGE RATE	SHARE CAPITAL	RESERVES & SURPLUS	OTHER LIABILITIES	TOTAL EQUITY AND LIABILITIES	TOTAL ASSETS	INVESTMENTS	TURNOVER	NET EXPENSE (TOTAL EXPENSE NET OF OTHER INCOME)	PROFIT / (LOSS) BEFORE TAXATION	PROVISION FOR TAXATION	PROFIT / (LOSS) AFTER TAXATION	PROPOSED DIVIDEND
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd	31/03/2023	26/09/2007	100%	MYR	18.62	16	37	2	55	55	10	35	33	2	-	2	-
2	Aurigene Oncology Limited (Formerly Aurigene Discovery Technologies Limited)	31/03/2023	10/05/2001	100%	INR	1.00	380	2,170	2,601	5,116	5,116	934	2,644	2,187	457	127	330	-
3	Aurigene Pharmaceutical Services Limited	31/03/2023	16/09/2019	100%	INR	1.00	481	(3,959)	6,833	3,339	3,339	317	3,300	3,179	133	19	114	-
4	beta Institut gemeinnützige GmbH[1]	31/03/2023	15/02/2006	100%	EUR	89.44	0	3	1	14	14	-	-	-	-	-	-	-
5	betapharm Arzneimittel GmbH[1]	31/03/2023	15/02/2006	100%	EUR	89.44	80	7	13,102	13,181	13,181	-	9,720	9,698	23	-	23	-
6	Cheminor Investments Limited	31/03/2023	22/01/1990	100%	INR	1.00	1	-	-	1	1	-	-	-	-	-	-	-
7	Chirotech Technology Limited	31/03/2023	30/04/2008	100%	GBP	101.65	1,060	214	162	1,436	1,436	-	-	-	-	-	-	-
8	DRL Impex Limited	31/03/2023	16/06/1988	100%	INR	1.00	780	(782)	12	11	11	-	-	-	-	-	-	-
9	Dr. Reddy's Bio-Sciences Limited	31/03/2023	05/07/2002	100%	INR	1.00	649	(379)	26	296	296	-	-	11	(11)	-	(11)	-
10	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	31/03/2023	10/06/2000	100%	RMB	11.95	148	22	54	224	224	-	432	425	7	1	6	-
11	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31/03/2023	05/07/2000	100%	BRL	16.17	610	(723)	1,314	1,210	1,210	-	1,842	1,698	144	22	122	-
12	Dr. Reddy's Formulations Limited	31/03/2023	11/10/2021	100%	INR	1.00	1	-	-	1	1	-	-	-	-	-	-	-
13	Dr. Reddy's Laboratories (Australia) Pty. Limited	31/03/2023	31/05/2006	100%	AUD	55.03	35	(220)	803	118	118	-	888	866	22	(23)	45	-
14	Dr. Reddy's Laboratories Canada Inc.	31/03/2023	29/08/2013	100%	CAD	60.67	-	578	323	901	901	-	1,839	1,750	89	20	69	-
15	Dr. Reddy's Laboratories Chile SPA.	31/03/2023	19/09/2011	100%	CLP	0.10	160	(82)	238	316	316	-	461	433	28	-	28	-
16	Dr. Reddy's Laboratories (EU) Limited	31/03/2023	11/08/2002	100%	GBP	101.65	723	1,987	1,816	4,526	4,526	-	1,816	1,753	(139)	208	(345)	-
17	Dr. Reddy's Laboratories Inc.[2]	31/03/2023	13/05/1992	100%	USD	82.17	580	13,515	52,055	66,150	66,150	6,192	99,665	94,243	5,422	1,007	4,415	-
18	Dr. Reddy's Laboratories Japan KK	31/03/2023	14/04/2015	100%	JPY	0.62	34	(15)	7	26	26	-	56	51	5	1	4	-
19	Dr. Reddy's Laboratories Kazakhstan LLP	31/03/2023	30/11/2016	100%	KZT	0.18	81	320	905	1,406	1,430	-	2,500	2,327	173	42	131	-
20	Dr. Reddy's Laboratories LLC Ukraine	31/03/2023	11/05/2011	100%	UAH	2.25	216	226	1,098	1,641	1,641	-	2,752	2,596	156	27	129	-
21	Dr. Reddy's Laboratories Louisiana LLC[2]	31/03/2023	20/04/2008	100%	USD	82.17	-	1,859	369	2,223	2,223	-	2,360	3,382	(1,022)	-	(1,022)	-
22	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	31/03/2023	10/01/2017	100%	MYR	18.62	45	37	76	158	158	-	332	292	40	10	30	-
23	Dr. Reddy's Laboratories New York, LLC	31/03/2023	24/09/2011	100%	USD	82.17	-	396	108	504	504	-	-	333	(333)	-	(333)	-
24	Dr. Reddy's Laboratories Philippines Inc.	31/03/2023	05/05/2010	100%	PHP	1.51	31	(30)	26	7	7	-	-	13	(13)	-	(13)	-
25	Dr. Reddy's Laboratories (Proprietary) Limited	31/03/2023	14/06/2003	100%	ZAR	4.62	-	315	841	1,156	1,156	-	2,246	2,153	93	21	72	-
26	Dr. Reddy's Laboratories Romania Srl	31/03/2023	01/06/2010	100%	RON	18.07	24	877	2,408	3,309	3,309	-	4,063	3,879	184	41	143	-
27	Dr. Reddy's Laboratories SA	31/03/2023	16/04/2007	100%	USD	82.17	5,027	26,042	15,777	46,846	46,846	-	26,005	15,942	10,063	68	9,995	-
28	Dr. Reddy's Laboratories SAS	31/03/2023	04/11/2014	100%	COP	0.02	104	(28)	719	795	795	-	1,021	1,077	(56)	(16)	(40)	-
29	Dr. Reddy's Laboratories Taiwan Ltd.	31/03/2023	23/01/2018	100%	TWD	2.69	22	(10)	3	26	26	-	20	17	3	-	3	-
30	Dr. Reddy's Laboratories (Thailand) Limited	31/03/2023	12/06/2015	100%	THB	2.41	25	201	95	321	321	-	652	617	36	5	31	-
31	Dr. Reddy's Laboratories (UK) Limited	31/03/2023	29/11/2002	100%	GBP	101.65	-	4,254	2,203	6,457	6,457	-	4,747	4,118	629	61	568	-
32	Dr. Reddy's Research and Development B.V.	31/03/2023	15/02/2013	100%	EUR	89.44	480	1,237	1,523	3,240	3,240	-	560	1,432	(872)	-	(872)	-

All amounts in Indian Rupees millions, except share data and where otherwise stated

PART "A" SUBSIDIARIES

		AS AT MARCH 31, 2023											FOR THE YEAR ENDED MARCH 31, 2023					
SL. NO.	NAME OF THE SUBSIDIARY	REPORTING PERIOD FOR THE SUBSIDIARY	DATE OF INCORPORATION/ ACQUISITION	% OF SHAREHOLDING	REPORTING CURRENCY	EXCHANGE RATE	SHARE CAPITAL	RESERVES & SURPLUS	OTHER LIABILITIES	TOTAL EQUITY AND LIABILITIES	TOTAL ASSETS	INVESTMENTS*	TURNOVER	NET EXPENSE (TOTAL EXPENSE NET OF OTHER INCOME)	PROFIT / (LOSS) BEFORE TAXATION	PROVISION FOR TAXATION	PROFIT / (LOSS) AFTER TAXATION	PROPOSED DIVIDEND
33	Dr. Reddy's Srl	31/03/2023	[illegible]	100%	EUR	89.44	8	(709)	1,319	618	618	-	888	814	72	7	65	-
34	Dr. Reddy's New Zealand Limited	31/03/2023	[illegible]	100%	NZD	51.40	-	80	31	111	111	-	207	192	15	-	15	-
35	Dr. Reddy's Venezuela, C.A.	31/03/2023	30/10/2010	100%	VES	0.00	53	(5,349)	5,295	4	4	-	-	436	(425)	-	(425)	-
36	Dr. Reddy's Laboratories B.V.[3]	31/03/2023	[illegible]	100%	EUR	89.44	-	-	-	-	-	-	-	-	-	-	-	-
37	Idea2Enterprises (India) Private Limited	31/03/2023	[illegible]	100%	INR	1.00	25	1,611	4	1,640	1,640	1	-	-	-	-	-	-
38	Imperial Credit Private Limited	31/03/2023	[illegible]	100%	INR	1.00	12	15	1	28	28	27	1	-	1	-	1	-
39	Industrias Quimicas Falcon de Mexico, S.A. de C.V.	31/03/2023	[illegible]	100%	MXN	4.55	844	806	6,459	7,609	7,609	-	6,231	5,769	462	680	(218)	-
40	Kunshan Rotam Reddy Pharmaceutical Company Limited[4]	31/03/2023	[illegible]	51.33%	RMB	11.95	-	-	-	-	-	-	-	-	-	-	372	-
41	Lacock Holdings Limited	31/03/2023	[illegible]	100%	EUR	89.44	1	463	1	465	465	-	-	2	(2)	-	(2)	-
42	Dr. Reddy's Laboratories LLC	31/03/2023	[illegible]	100%	RUB	1.06	728	3,630	9,293	13,651	13,651	-	27,823	26,570	1,262	252	1,011	-
43	DRS LLC[5]	31/03/2023	[illegible]	100%	RUB	1.00	5	(5)	-	-	-	-	-	(37)	37	-	37	-
44	Promius Pharma LLC[2]	31/03/2023	[illegible]	100%	USD	82.17	13,365	(13,371)	403	440	440	-	35	9	26	-	26	-
45	Reddy Holding GmbH[1]	31/03/2023	[illegible]	100%	EUR	89.44	1	27,313	1,200	28,514	28,514	-	-	(2,440)	2,440	759	1,689	-
46	Reddy Netherlands B.V.	31/03/2023	[illegible]	100%	EUR	89.44	15	(219)	3,959	3,751	3,751	-	-	157	(157)	-	(157)	-
47	Reddy Pharma Iberia SAU	31/03/2023	[illegible]	100%	EUR	89.44	(147)	420	673	946	946	-	1,178	1,150	29	-	29	-
48	Reddy Pharma Italia Srl	31/03/2023	[illegible]	100%	EUR	89.44	257	45	1,352	1,654	1,654	-	-	4	(4)	-	(4)	-
49	Reddy Pharma SAS	31/03/2023	[illegible]	100%	EUR	89.44	390	15	561	964	964	-	1,419	1,412	7	(1)	8	-
50	SWAAS Wellness Limited	31/03/2023	[illegible]	100%	INR	1.00	850	(803)	331	378	378	146	2	258	(256)	1	(257)	-
51	Nimbus Health GmbH	31/03/2023	[illegible]	100%	EUR	89.44	2	(230)	419	191	191	-	244	888	(645)	-	(645)	-

* Includes all investments excluding investment in subsidiaries

[1] Tax expense for these entities is computed together as per the tax laws of Germany. The total tax expense is presented in Sl. No. 45 - Reddy Holding GmbH.

[2] Tax expense for these entities is computed together as per the tax laws of United States. The total tax expense is presented in Sl. No. 17 - Dr. Reddy's Laboratories Inc.

[3] Ceased to be a step-down subsidiary w.e.f. January 25, 2023, consequent to its merger with Reddy Netherlands B.V., Netherlands.

[4] The investment has been accounted using equity method. Refer note 2.5 of consolidated financial statements.

[5] Ceased to be a step-down subsidiary w.e.f. July 1, 2022, consequent to its merger with Dr. Reddy's Laboratories LLC, Russia.

PART "B" ASSOCIATES AND JOINT VENTURES

SL. NO.	NAME OF THE ASSOCIATE / JOINT VENTURE	LATEST AUDITED BALANCE SHEET DATE	DATE OF INCORPORATION/ ACQUISITION	SHARES OF ASSOCIATE/JOINT VENTURES HELD BY THE COMPANY ON THE YEAR END			NET WORTH ATTRIBUTABLE TO SHAREHOLDING AS PER LATEST AUDITED BALANCE SHEET	PROFIT / LOSS FOR THE YEAR		DESCRIPTION OF HOW THERE IS A SIGNIFICANT INFLUENCE	REASON WHY THE ASSOCIATE/JOINT VENTURE IS NOT CONSOLIDATED
				NO.	AMOUNT OF INVESTMENT IN ASSOCIATES/ JOINT VENTURE	EXTENT OF HOLDINGS		CONSIDERED IN CONSOLIDATION	NOT CONSIDERED IN CONSOLIDATION		
1	DRES Energy Private Limited, India	[illegible]	[illegible]	8,580,000	86	26%	-	33	86	NA	NA

For and on behalf of the Board of Directors

K Satish Reddy Chairman (DIN: 00129701)
G V Prasad Co-Chairman & Managing Director (DIN: 00057433)
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : May 10, 2023

ANNEXURE-II

FORM AOC – 2

(Pursuant to clause (h) of Section 134 (3) of the Companies Act, 2013 and Rule 8(2) of the Companies (Accounts) Rules, 2014)

Disclosure of particulars of contracts/ arrangements entered into by the Company with related parties referred to in Section 188(1) of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

1	DETAILS OF CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS NOT AT ARM'S LENGTH BASIS: None	
a	Name(s) of the related party and nature of relationship	Not Applicable
b	Nature of contracts/ arrangements/ transactions	
c	Duration of the contracts/ arrangements/ transactions	
d	Salient terms of the contracts/ arrangements/ transactions including the value, if any	
e	Justification for entering into such contracts/arrangements or transactions	
f	Date(s) of approval by the Board	
g	Amount paid as advances, if any	
h	Date on which the special resolution was passed in general meeting as required under first proviso to Section 188	

2	DETAILS OF MATERIAL CONTRACTS OR ARRANGEMENT OR TRANSACTIONS AT ARM'S LENGTH BASIS		
a	Name(s) of the related party and nature of relationship	Dr. Reddy's Laboratories Inc., USA, Wholly-owned Subsidiary.	Dr. Reddy's Laboratories LLC, Russia, Wholly-owned Subsidiary.
b	Nature of contracts/ arrangements/ transactions	Transfer or receipt of products, goods, materials or services	
c	Duration of the contracts/ arrangements/ transactions	Ongoing	
d	Salient terms of the contracts/ arrangements/ transactions including the value, if any	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹58,554 million	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹22,452 million
e	Date(s) of approval by the Board, if any	Not applicable. However, the transactions were approved by the Audit Committee	
f	Amount paid as advances, if any	-	-

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 10, 2023

ANNEXURE-III

FORM MR-3

SECRETARIAL AUDIT REPORT

FOR THE FINANCIAL YEAR ENDED MARCH 31, 2023

(Pursuant to Section 204(1) of the Companies Act, 2013 and Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014)

To
The Members
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Dr. Reddy's Laboratories Limited (hereinafter called "the Company"). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/ statutory compliances and expressing our opinion thereon.

AUDITOR'S RESPONSIBILITY:

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by The Institute of Company Secretaries of India. The Auditing Standards requires that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2023 (hereinafter called the 'Audit Period') complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2023 according to the provisions of:

(i) The Companies Act, 2013 ('the Act') and the rules made there under;

(ii) The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made there under;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed there under;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment (External Commercial Borrowings is not applicable to the Company during the Audit Period)

(v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'): -

  (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

  (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

  (c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; (Not applicable to the Company during the Audit Period)

  (d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

  (e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; (Not applicable to the Company during the Audit Period)

  (f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

  (g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; (Not applicable to the Company during the Audit Period) and

  (h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018. (Not applicable to the Company during the Audit Period)

  We have also examined compliance with the applicable clauses of the following:

  (i) Secretarial Standards issued by The Institute of Company Secretaries of India.

  (ii) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder. ('Listing Regulations')

During the period under review the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards etc. made there under.

We further report that, having regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test-check basis, the Company has generally complied with the following law applicable specifically to the Company:

- The Drugs and Cosmetics Act, 1940 and Rules made thereunder;
- Drugs (Prices Control) Order, 2013 and Notifications made thereunder and;
- The Narcotics Drugs and Psychotropic Substances Act, 1985

WE FURTHER REPORT THAT

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, and Independent Directors. The changes in the composition of the Board of Directors that took place during the audit period were carried out in compliance with the provisions of the Act and Listing Regulations.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board Meetings and Committee Meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committee of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines.

We further report that during the period the Company has issued and allotted:

1. 40,363 equity shares of ₹5/- each pursuant to Dr. Reddy's Employees Stock Option Scheme, 2002
2. 57,329 equity shares of ₹5/- each underlying 57,329 ADRs pursuant to Dr. Reddy's Employees ADR Stock Option Scheme, 2007
3. 4,335 equity shares underlying 4,335 ADRs at fair market value pursuant to Dr. Reddy's Employees ADR Stock Option Scheme, 2007

For Makarand M. Joshi & Co.
Practicing Company Secretaries

Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662
P.R. No. 640/2019
UDIN: F005533E000282667

Date: May 10, 2023
Place: Mumbai

This report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.

'ANNEXURE A'

To,
The Members,
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.
4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.
6. The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

For Makarand M. Joshi & Co.
Practicing Company Secretaries

Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662
P.R. No. 640/2019
UDIN: F005533E000282667

Date: May 10, 2023
Place: Mumbai

ANNEXURE IV

ANNUAL REPORT ON CSR ACTIVITIES FOR THE FINANCIAL YEAR ENDED MARCH 31, 2023

1. **BRIEF OUTLINE ON CSR POLICY OF THE COMPANY:**

At Dr. Reddy's, all our activities are guided by our purpose and belief "We accelerate access to affordable and innovative medicines because Good Health Can't Wait." Our business is based on a foundation of having immense respect for people and the planet. Our contribution to societal change embodies our values. We will continue to catalyse replicable, sustainable and innovative actions for social change. We believe in contributing to a sustainable community development and facilitating our efforts towards creating shared value.

2 COMPOSITION OF SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE:

SL. NO.	NAME OF THE DIRECTOR	DESIGNATION / NATURE OF DIRECTORSHIP	NUMBER OF MEETINGS OF SCSR COMMITTEE HELD DURING THE YEAR/ TENURE	NUMBER OF MEETINGS OF SCSR COMMITTEE ATTENDED DURING THE YEAR
1	Mr. Prasad R Menon[1]	Independent Director, Chairman of the Committee	3	3
2	Dr. K P Krishnan[2]	Independent Director, Chairman of the Committee	1	1
3	Ms. Kalpana Morparia[3]	Independent Director, Member of the Committee	1	1
4	Mr. K Satish Reddy	Chairman, Member of the Committee	4	4
5	Mr. G V Prasad	Co-Chairman and Managing Director, Member of the Committee	4	4

Note:

[1] Mr. Prasad R Menon ceased as Chairman and member of the Committee due to retirement on October 29, 2022.

[2] Dr. K P Krishnan inducted as member and appointed as Chairman of the Committee with effect from October 30, 2022.

[3] Ms. Kalpana Morparia inducted as a member of the Committee with effect from October 30, 2022.

3. **THE WEB-LINK WHERE COMPOSITION OF SCSR COMMITTEE, CSR POLICY AND CSR PROJECTS APPROVED BY THE BOARD ARE DISCLOSED ON THE WEBSITE OF THE COMPANY:**

(a) Composition of the SCSR Committee - *https://www.drreddys.com/investor#governance*

(b) CSR Policy - *https://www.drreddys.com/cms/sites/default/files/static/csr-policy.pdf*

(c) CSR Projects - *https://www.drreddys.com/cms/cms/sites/default/files/2023-04/Dr%20Reddy%27s_CSR%20Annual%20Action%20Plan_FY2022-23_0.pdf*

4. **DETAILS OF IMPACT ASSESSMENT OF CSR PROJECTS CARRIED OUT IN PURSUANCE OF SUB-RULE (3) OF RULE 8 OF THE COMPANIES (CORPORATE SOCIAL RESPONSIBILITY POLICY) RULES, 2014:**

The Company has engaged an independent agency to carry out the impact assessment of eligible CSR projects undertaken in FY2022. The report of such impact assessment was noted by the SCSR Committee as well as the Board. The executive summary of the impact assessment report is attached as Annexure IV(a) with this Report and the detailed impact assessment report is available on the Company's website at *https://www.drreddys.com/cms/cms/sites/default/files/2023-06/FY22%20Impact%20Assessment%20Report.pdf*

5.	a)	Average net profit of the Company as per Sub-section (5) of Section 135 of the Companies Act, 2013 ("Act") (₹)	25,43,38,78,784
	b)	Two percent of average net profit of the Company as per Sub-section (5) of Section 135 of the Act (₹)	50,86,77,576
	c)	Surplus arising out of the CSR Projects or programmes or activities of the previous financial years	Not applicable
	d)	Amount required to be set-off for the financial year, if any	Not applicable
	e)	Total CSR obligation for the financial year [(b)+(c)-(d)] (₹)	50,86,77,576

6.	a)	Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project) (₹)	50,70,51,253
	b)	Amount spent in Administrative Overheads (₹)	28,38,451
	c)	Amount spent on Impact Assessment, if applicable (₹)	4,00,000
	d)	Total amount spent for the financial year [(a)+(b)+(c)] (₹)	51,02,89,704

E CSR AMOUNT SPENT OR UNSPENT FOR THE FINANCIAL YEAR:

TOTAL AMOUNT SPENT FOR THE FINANCIAL YEAR (₹)	AMOUNT UNSPENT (IN ₹): TOTAL AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT AS PER SUB-SECTION (6) OF SECTION 135		AMOUNT TRANSFERRED TO ANY FUND SPECIFIED UNDER SCHEDULE VII AS PER SECOND PROVISO TO SUB-SECTION (5) OF SECTION 135		
	AMOUNT (₹)	DATE OF TRANSFER	NAME OF THE FUND	AMOUNT (₹)	DATE OF TRANSFER
42,00,60,010	9,02,29,694	April 28, 2023	Not Applicable	Not Applicable	Not Applicable

F EXCESS AMOUNT FOR SET-OFF, IF ANY:

SL. NO.	PARTICULAR	AMOUNT (₹)
1	2	3
i	Two percent of average net profit of the Company as per Sub-section (5) of Section 135 of the Act (₹)	50,86,77,576
ii	Total amount spent for the financial year (₹)	51,02,89,704
iii	Excess amount spent for the financial year [(ii)-(i)] (₹)	16,12,128
iv	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	Not applicable
v	Amount available for set off in succeeding financial years [(iii)-(iv)] (₹)	16,12,128

7 DETAILS OF UNSPENT CORPORATE SOCIAL RESPONSIBILITY AMOUNT FOR THE PRECEDING THREE FINANCIAL YEARS

1	2	3	4	5	6	7	8	9
SL. NO.	PRECEDING FINANCIAL YEAR(S)	AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT UNDER SUB-SECTION (6) OF SECTION 135 OF THE ACT (₹)	BALANCE AMOUNT IN UNSPENT CSR ACCOUNT UNDER SUB-SECTION (6) OF SECTION 135 OF THE ACT (₹)	AMOUNT SPENT IN THE FINANCIAL YEAR (₹)	AMOUNT TRANSFERRED TO A FUND AS SPECIFIED UNDER SCHEDULE VII AS PER SECOND PROVISO TO SUB-SECTION (5) OF SECTION 135, OF THE ACT, IF ANY: AMOUNT (₹)	DATE OF TRANSFER	AMOUNT REMAINING TO BE SPENT IN SUCCEEDING FINANCIAL YEARS (₹)	DEFICIENCY, IF ANY
1	FY2020-21	NIL	NA	NA	NA	NA	NA	NA
2	FY2021-22	9,27,91,940	1,56,06,960	7,71,84,980	NA	NA	1,56,06,960	No
3	FY2022-23	9,02,29,694	9,02,29,694	NA	NA	NA	9,02,29,694	NA

8. **WHETHER ANY CAPITAL ASSETS HAVE BEEN CREATED OR ACQUIRED THROUGH CORPORATE SOCIAL RESPONSIBILITY AMOUNT SPENT IN THE FINANCIAL YEAR:** No

9. **SPECIFY THE REASON(S), IF THE COMPANY HAS FAILED TO SPEND TWO PER CENT OF THE AVERAGE NET PROFIT AS PER SUB-SECTION (5) OF SECTION 135 OF THE ACT:**

Not applicable. The Company has transferred the amount unspent to the Unspent CSR account, in terms of Section 135(6) of the Act.

Place: Hyderabad
Date: May 10, 2023

G V Prasad
Co-Chairman and Managing Director
DIN: 00057433

Dr. K P Krishnan
Chairman of SCSR Committee
DIN: 01099097

Dr.Reddy's

ANNEXURE IV(A)

EXECUTIVE SUMMARY OF IMPACT ASSESSMENT REPORT OF THE APPLICABLE CSR PROJECTS COMPLETED DURING FY2022

Impact Assessment of CSR projects has become mandatory vide MCA's Circular which revised CSR Rules in January 2021. As per the revised Rules, every company having average CSR obligation of ten crore rupees or more in the three immediately preceding financial years, shall undertake impact assessment, through an independent agency, for their CSR projects having outlays of one crore rupees or more, and which have been completed not less than one year before undertaking the impact study. In line with the above requirement, Dr. Reddy's Laboratories Limited engaged Sattva Media and Consulting Private Limited for undertaking Impact Assessment for eligible CSR Projects.

FY2022 CSR spent - The Company has spent INR 44.81 Crore as part of its Corporate Social Responsibility in the financial year 2021-22, out of which CSR projects of ₹32.44 Crore were eligible for impact assessment as per the revised CSR rules. Following is the summary of impact assessment report of eligible CSR Projects:

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT ON ₹ CR	IMPACT ASSESSMENT SUMMARY
Education	Quality education support serving low income community schools	Dr. Reddy's Foundation	Kallam Anji Reddy Vidyalaya (KARV)	Promoting education	3.30	**Activities and Outputs:** • Online classes were conducted for all students (1485 attended) till July 2021 and in person classes started in phased manner from September 2021. • KARV is one among 117 schools that got the opportunity to participate in the School Innovation Challenge (a State level Innovation Challenge to promote the culture of design thinking and innovation). • 90 exhibits were showcased in the Science exhibition at KARV, out of which 27 projects were shortlisted for a showcase at Dr. Reddy's Laboratories premises on the occasion of Science Week Celebrations. • KARV was among 77 schools (among top three in Rangareddy District) who got selected based on the projects demonstrated for a free bootcamp. **Outcomes:** • Nursery - 2nd grade 85% of the students were able to identify letters, read words and have knowledge of numbers. • 3rd - 7th grade 60% students were fluent in reading class level text and have knowledge of numbers. • 1st - 10th grade After the school reopening, high school classes attendance improved to 90% and other classes more than 96%. • 10th grade: – 100% students (total 146 students) cleared the class 10th Board Exam; – 75% of KARV students were in top three grades (out of 9 grades) in 10th result in the previous academic year.
			Kallam Anji Reddy Junior Vocational College (KAR-VJC)	Promoting education & vocational skills among children		**Activities and Outputs:** • 2 capacity building trainings conducted for all KAR-VJC teachers. • Quality vocational skills imparted to 602 students. • Quality labs established to help in quality delivery of training. • More than 50% of total students who were not vaccinated participated in vaccination drive. • College website developed: https://karvjc.org **Outcomes:** • 2 students of KAR-VJC accomplished the state level ranking (from 1st and 2nd year). • 93% of students who appeared in final exam accomplished A grade. • Due to better outreach, despite pandemic challenges enrolment improved to 69% (from 62% last year) of total capacity.

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT ON ₹ CR	IMPACT ASSESSMENT SUMMARY
Education	School Improvement Programme (SIP) in government schools	Dr. Reddy's Foundation	School Improvement Programme	Promoting education	4.75	**Activities and Outputs:** • Sessions were conducted at 173 at community/village learning centers. • 66 schools covered by sports coaches through various sports activities (Hockey, badminton, Archery, Athletics, Volleyball, Kho-Kho, Kabaddi) and 27 ITDA schools received sports kits. • Health: 74 schools' water plant maintenance/repairing work was done; School health clubs were formed in 43 schools; 130 sessions conducted on personal hygiene; 6 make-my-own pad workshops conducted helping adolescent girls become self-reliant. • 51 schools covered under activity-based pedagogy in science & Math; 24 schools covered under Communicative English; 8 schools covered under ICT; 6 My Abhyasa Centers established to help students access online learning in 6 districts of AP & TS. • 4 capacity building sessions on pedagogy for SIP teams/teachers. **Outcomes:** • Various academic and non-academic intervention conducted during the school closure was an important psychosocial support for children, other than helping them to learn new concepts. • Overall the team could reach 173 villages covering 4687 students. • After school reopening overall 65,000 students were impacted through academic and non-academic activities covering 229 schools.
Livelihood	Skilling & Employability Program for Youth	Dr. Reddy's Foundation	GROW	Livelihood enhancement projects	6.63	**Activities and Outputs:** • Total 534 youth mobilized, and 480 were enrolled in the program. • Total 480 youth completed training. **Outcomes:** • 335 youth were placed (i.e. 70% of total trained). • Average Monthly Salary of INR 13,678.
			GROW - Persons with Disability	Promoting employment enhancing vocational skills especially among differently abled		**Activities and Outputs:** • Total 416 PwDs mobilized, and 376 were enrolled in the program. • Total 376 PwDs completed training. **Outcomes:** • Placement: 264 youth were placed (i.e. 70% of total trained). • Average Monthly Salary of INR 12002.
			High Quality Health Care Skilling/ Samhita	Promoting employment, enhancing vocational skills		**Activities and Outputs:** • Training: 86 youth completed training (91% women) – residential. • Under Samhita, 7507 youth and community members attended training. **Outcomes:** • 65 youth were placed (i.e. 75% of total trained). • Average Monthly Salary of INR 12900. • Samhita training program helped youth and community members to develop correct understanding on non-pharmaceutical interventions to fight COVID-19.

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (IN ₹ CR)	IMPACT ASSESSMENT SUMMARY
			Making Integrated Transformation for Resourceful Agriculture (MITRA)	Livelihood enhancement	5.43	**Activities and Outputs:** • Total 54761 farmers were impacted (including Kharif & Rabi seasons). • All 1365 lead farmers attended paddy training. • 100 farmers implemented seed multiplication intervention for potato. • 6000 farmers adopted zero tillage method for wheat and maize. • 4000 additional farmers in horticulture impacted. • 200 women farmers involved in mushroom cultivation. **Outcomes:** • INR 4000 per farmer reduction in labour cost due to farm mechanisation (paddy wheat seeder). • 10-15% additional market price for potato due to improved quality of potato yield. • 10-15% increase in yield. • Increase in income by INR 20,000 per annum for farmers practising horticulture. • Additional income of INR 20,000 per farmer household per year from mushroom cultivation. • INR 10,000 per year per acre saved in Bihar where irrigation is a challenge.
Health	Community Health Intervention Programme (CHIP)	NICE Foundation	Community Health Intervention Programme (CHIP)	Promoting health care including preventive health care	1.50	**Activities and Outputs:** • General Medical Care (GMC) provided to 84907 patients. • Regular Medical Care (RMC) provided to 48420 patients. • Reproductive Maternal and Child Health + Adolescent (RMNCH+A) provided to 22098. • 11505 Home based Screenings/Treatments conducted. • Cumulatively, treatments provided to 104931 beneficiaries through 197470 consultations which is about 12.7% of the project population. **Outcomes:** • 25% RMC patients with any of the NCD got healed/minimized disease aggravation. • 89% Adherence to treatment among registered beneficiaries. • 94% Improved health seeking behavior and health knowledge among high-risk pregnant. • 96% Better outcomes in high-risk pregnancies. • 100% institutional delivery. • Zero Under 5 Mortality Rate. • Zero Maternal Mortality Rate.
	COVID-19 Relief	Dr. Reddy's Foundation	Medical Infrastructure Initiative	Promoting health care including preventive health care	3.90	**Activities and Outputs:** • 42 Trust Hospitals supported. • 9000 N95 Masks distributed. • 163 Oxygen concentrators distributed. • 30 Para-monitors provided. • 2 Oxygen Plants provided. • 200 COVID-19 kits provided.
			District Health Systems Strengthening Initiative (DHSSI)			**Activities and Outputs:** • Provided technical support to Srikakulam District Administration. • Provided institution-based treatment to immigrants from different states to avoid contact transmission. • 4302 govt. frontline workers trained on COVID-19 checklist. • Impacted 26.8 lakh population of Srikakulam district through frontline workers.
		NICE Foundation	Implementing Mass-scale Prevention Action against COVID-19 Transmission (IMPACT)			**Activities and Outputs:** • 200 ASHAs trained as Village Health Monitors (VHM's) and provided with one VHM kit each. • Monitoring & support center at NICE Institute Hyderabad to support VHM's in daily interventions. • Established COVID tele-consultation control room at NICE Institute, Hyderabad to guide the VHM in treatment, follow-up and referrals. • 168260 beneficiaries impacted. • 5827 COVID-19 screenings by VHMs. • 1768 IEC campaigns conducted. • 1250 COVID-19 drug kits distributed to VHM. • 921 COVID-19 drug kits used for treatment.
Environment	Action for Climate and Environment (ACE)	Dr. Reddy's Foundation	Action for Climate and Environment (ACE)	Ensuring environmental sustainability, agroforestry, and maintaining quality of soil air and water	2.93	**Activities and Outputs:** • Total 5875 acres shifted from TPR to DSR. • Total 8000 acres shifted from Till Farming to Zero Tillage. • A pilot on the super Napier grass was introduced in Pydibhimavaram with an aim to control soil erosion and get green fodder for livestock. The program helped 100 farmers, to successfully grow Super Napier grass, in coconut plantations. **Outcomes:** • 9600 tonnes of CO2 emission reduced. • 57 lakh kilo litres of water saved. • The DSR intervention in paddy saved approx. INR 11,000 per acre in comparison to a manually transplanted field. • Paddy yields were also higher with the farmer harvesting approx. 34-36 Quintals per acre. • This Super Napier can help farmers get annual profits of up to INR 9000, besides protecting local soils from erosion among other benefits. • Overall, additional income of INR 17,000 per acre on an average for 5683 farmers.

ANNEXURE - V

Information in terms of Section 197(12) of the Companies Act, 2013, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

(i) RATIO OF THE REMUNERATION OF EACH DIRECTOR TO THE MEDIAN REMUNERATION OF THE EMPLOYEES OF THE COMPANY AND THE PERCENTAGE INCREASE/(DECREASE) IN REMUNERATION OF EACH DIRECTOR, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND COMPANY SECRETARY, FOR FY2023:

NAME	DESIGNATION	RATIO OF REMUNERATION OF EACH DIRECTOR TO THE MEDIAN REMUNERATION OF EMPLOYEES	% INCREASE / (DECREASE) IN REMUNERATION DURING FY2023
Mr. K Satish Reddy[1]	Chairman	202	12
Mr. G V Prasad[1]	Co-Chairman and Managing Director	329	19
Mr. Allan Oberman[2]	Independent Director	17	Not applicable
Dr. Bruce L A Carter[2,3]	Independent Director	11	Not applicable
Ms. Kalpana Morparia	Independent Director	27	19
Mr. Leo Puri[8]	Independent Director	27	35
Mr. Prasad R Menon[4]	Independent Director	17	Not applicable
Ms. Shikha Sharma	Independent Director	23	8
Mr. Sridar Iyengar[8]	Independent Director	32	33
Dr. K P Krishnan[5]	Independent Director	23	Not applicable
Ms. Penny Wan[6,8]	Independent Director	30	Not applicable
Mr. Arun M Kumar[7,8]	Independent Director	19	Not applicable
Mr. Erez Israeli[1,9]	Chief Executive Officer (CEO)	Not applicable	(4)
Mr. Parag Agarwal[11]	Chief Financial Officer (CFO)	Not applicable	28
Mr. K Randhir Singh[10,11]	Company Secretary, Compliance Officer and Head CSR	Not applicable	Not applicable

Note:

[1]Includes salary, commission and perquisites. They do not receive any amount as remuneration from any subsidiary company.

[2]Resigned with effect from close of working hours on January 6, 2022, remuneration in FY2022 was paid for part of the year, not comparable.

[3]Term ended on July 30, 2022, remuneration in FY2023 was paid for part of the year, not comparable with FY2022.

[4]Term ended on October 29, 2022, remuneration in FY2023 was paid for part of the year, not comparable with FY2022.

[5]Appointed with effect from January 7, 2022, remuneration in FY2022 was paid for part of the year, not comparable with FY2023.

[6]Appointed with effect from January 28, 2022, remuneration in FY2022 was paid for part of the year, not comparable with FY2023.

[7]Appointed with effect from August 1, 2022, remuneration in FY2023 was paid for part of the year, not comparable with FY2022.

[8]Percentage increase in remuneration of Independent Directors resident outside India also includes compensation paid for overseas travel to attend Board meetings during FY2023.

[9]Perquisite of ₹18.01 crore arising out of exercise of stock options during FY2023 has not been considered in calculating percentage increase or decrease.

[10]Appointed with effect from March 17, 2022, remuneration in FY2022 was paid for part of the year, not comparable with FY2023.

[11]Includes fixed pay, actual variable pay, fuel & maintenance on actuals and does not include value of stock options, if any.

(ii) The median remuneration of employees increased by 8.5% in FY2023.

(iii) The number of permanent employees on the rolls of the Company as on March 31, 2023, is 20,599.

(iv) Average percentage increase in the salaries of employees other than KMP for FY2023, was 10% as compared to FY2022. There was an increase of 10% in the total remuneration of Executive Directors and KMP for FY2023 on account of computation of remuneration, on accrual basis to Executive Directors and on actual basis for KMP.

(v) It is hereby affirmed that the remuneration for FY2023 is as per the Remuneration Policy of the Company.

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 10, 2023

ANNEXURE–VI

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

(A) CONSERVATION OF ENERGY:

(i) MAJOR CATEGORIES OF ENERGY PROJECTS ARE:

1. Installation of Innovative technology:
   - Low temperature evaporator (LTE) with mechanical compressor installed and commissioned for treating high concentration rejects in place of conventional Multiple Effect Evaporator (MEE) with Thermal vapor recompression (TVR) in CTO-6 plant to reduce the steam consumption by 98% and power consumption by 30 % with respect to MEE.
   - Installation of saturated steam turbine in parallel with Pressure reducing station (PRS) at M-Block with inlet pressure at 8 bar, which generates 0.49 million KWH/Year and provide 3.5 bar low pressure steam for process in CTO-5 plant.
   - High pressure RO system has been installed to reduce the hydraulic load and improve the feed TDS concentration for better evaporation in FTO-3 which resulted in reduction of the MEE steam & power by 50 % .

2. Optimization of designs and operational efficiencies:
   - Optimized the chiller load by installing new 650 TR energy efficient chiller with VFD in place of two number of old chillers having mechanical control at FTO-6 plant.
   - Improved the power consumption by replacing existing multiple operating pumps replaced with single pump for brine and cooling towers at CTO-1 plant.
   - Optimized the design with new 1200 CFM air compressor with heat recovery unit where the second stage heat will be used for heat pump application at FTO-2 plant.
   - AHU having electrical heater are replaced with steam supply to control RH and reduce the power consumption in FTO PU-1.
   - Old ACs replaced with energy efficient Inverter ACs in FTO-2.
   - Reduced power consumption by installing auto On/Off switch with temperature controller for cooling towers in CTO-2.
   - Optimized compressed air pressure, arresting air leakages & reduction of the loading hours of air compressor units.
   - Interconnected PB-15 and PB-16 200 TR chiller and cooling tower with existing equipment and facilities to reduce the power consumption in CTO-6.
   - Optimization of power consumption by installing high capacity RT pumps at M block cooling tower and stopped existing three small capacity pumps in CTO-5.
   - I-Block & SRS Block cooling towers interconnected and stopped "I" block cooling tower. Installation of new 3 TPH boiler in FTO-2 having higher efficiency - 87% to reduce the fuel consumption.
   - Installed alternative 33KV stand by HT Line for CTO-5 from discom substation to improve power supply redundancy and reduce the running hours of DG set during power failure.
   - Apart from above major ideas, almost 250 energy conservation ideas were implemented.

(ii) STEPS TAKEN BY THE COMPANY FOR UTILIZING ALTERNATE SOURCES OF ENERGY

- Roof top solar power plants of 690 KW got commissioned in FTO-11& APSL plants.1.8 MW hydel power supply started to FTO-7,9 &11 plants 3.4 MW solar power supply started to FTO-3 plant, 4 MW solar power supply started to APSL plant.
- With the above renewable capacity additions, the total roof top capacity has become 6 MW, 59 MW third party PPA's (solar & hydel), 7.7 MW Cogen plant on biomass fuel and 15 MW solar plants through JVC.
- With above renewable power additions, we have reduced ~17,954 tons of Scope-2 CO_2 emissions during FY 23.
- We have converted 7.7 MW Co-generation plant from coal to biomass fuel in CTO-6 and which will result in avoiding around ~1,77,737 tons of Scope-1 CO_2 emissions per year.
- We have also commissioned two new 5 TPH biomass fired boilers at FTO-11 and FTO PU-1 plants respectively.

(iii) THE CAPITAL INVESTMENT ON ENERGY CONSERVATION EQUIPMENT'S & PROJECTS:

- During the year, the Company has implemented energy conservation projects across its various business units and accrued savings of approximately ₹386 million against an investment of ₹440 million.
- With the above energy saving projects implementation, we have reduced ~40,000 tons of CO_2 emissions during the year.
- Additional ₹518.2 million is being spent for the energy conservation and emission reduction projects including 13.6 MW renewable power through a hybrid project of wind and solar through ISTS, 3 MW hydel project to become captive consumer and biomass fired boilers at FTO 6&8 and FTO 7&9 plants.

(B) TECHNOLOGY ABSORPTION

i.	Efforts made towards technology absorption	The Company has a full-fledged R&D division continuously engaged in research on new products and process improvement on existing products as part of continuous improvement in and outside India. As a part of technology absorption and adoption, once technology is developed for a product, it is tested in a pilot plant and thereafter commercial production is performed. Innovation is embarked by an incremental approach towards cost, time, quality and complex product development by adopting cutting edge technology and our philosophy is to continuously upgrade the technology. **Advance Characterization Capability:** Advance Analytical Characterization capability has been established using hyphenated analytical equipments to study various physicochemical properties of drug substance and drug product, de-formulating the reference product that aid in bringing the drug much faster to the market. **Green Chemistry:** We developed in-house capability to develop and implement the set of green chemistry principles and practices that aim to design chemical processes and products that minimize the use and generation of hazardous substances. By adopting green chemistry technologies, we could reduce our environmental footprint and improve sustainability, while also potentially reducing costs and improving efficiency.
ii.	Benefits derived like product improvement, cost reduction, product development or import substitution	Successful development of complex generics products accomplished through innovation and science. Improved quality by adopting quality by design concept. Technology adoption yielded improvement in robustness and cost.
iii.	In case of imported technology (imported during the last three years reckoned from the beginning of the financial year) – a. Details of technology imported b. Year of import c. Whether the technology been fully absorbed If not fully absorbed, areas where absorption has not taken place, and the reasons therefore.	No imported technology

iv.	**Expenditure incurred of R&D**	FY2023	FY2022
	Capital (₹ in million)	1,152	713
	Recurring* (₹ in million)	16,319	13,531
	Total (₹ in million)	17,471	14,244
	Total R&D expenditure as a % of total turnover	10.30	**9.89**

** Excluding depreciation and amortization*

(C) FOREIGN EXCHANGE EARNINGS & OUTGO

Foreign exchange earned in terms of actual inflows and foreign exchange outgo in terms of actual outflows during the year:

Particulars	FY2023
Foreign Exchange earned in terms of actual inflows (₹ in million)	128,803
Foreign Exchange outgo in terms of actual outflows (₹ in million)	41,494

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 10, 2023



EXECUTIVE SUMMARY

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Our Business Responsibility & Sustainability Report not only demonstrates our commitment to the nine principles of the National Guidelines on Responsible Business Conduct, but also its progress against the stated objectives across environmental, social and governance (ESG) parameters.

Our Company's purpose of accelerating access to affordable and innovative medicines across the world provides the foundation for ushering in a healthier tomorrow for all. This Report reflects how we work to address unmet patient needs across the world and enable our partners to succeed.

With deep science, progressive people practices, robust corporate governance as our core tenets, and a legacy spanning four decades, we continue to focus on creating value for our stakeholder ecosystem and towards our goal of serving over 1.5 billion patients by 2030.

Principle 1

CONDUCT AND GOVERN WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

- 92% of our employees received periodic training, viz., on business, business conduct and ethics, compliance regulations, and ESG parameter
- No disciplinary action against Directors/ KMPs/ Employees/ Workers by any law enforcement agencies for charges of bribery/ corruption
- 80% of value chain partners in terms of value was were part of our ESG capacity building program



Principle 2

PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE

- We conducted Life Cycle Assessment for 3 of our API products and that had no significant social or environmental risks
- All our facilities have waste management systems
- 99% of our global hazardous waste are sent to cement industries and recyclers for co-processing and recycling



Principle 3

RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN VALUE CHAINS

- 100% of our permanent employees and workers are covered under health and accident insurance, and maternity and paternity benefits
- 99% return to work rate and 83% retention rate for our permanent employees post parental leave
- 97% of employees were provided skill upgradation training



Principle 4

RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

- Comprehensive stakeholder engagement to understand their expectations, inform our strategy and communicate our progress
- National award for the empowerment of persons with disabilities through our community focussed program



Principle 5

RESPECT AND PROMOTE HUMAN RIGHTS

- 100% of our permanent employees and workers are paid more than the minimum wage
- Median remuneration of employees and workers are more than Rs. 6 Lakhs per annum
- 100% of plant or offices were assessed for human rights issues



Principle 6

RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

- 22% reduction in energy intensity from previous financial year
- 10% reduction in water intensity from previous financial year
- 35% reduction in Scope 1 & 2 GHG emission intensity from previous financial year
- 42% power through renewable sources



Principle 7

INFLUENCING PUBLIC AND REGULATORY POLICY, IN A RESPONSIBLE AND TRANSPARENT MANNER

- Associated with 8 trade and industry chambers/ associations to foster dialogue on industry growth drivers, innovation and shaping public policy
- Public policy advocacy on important issues such as regulatory changes, R&D and intellectual property protection, access and affordability, and marketing practices



Principle 8

PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

- Equal opportunities for engagement with all potential suppliers
- Positively impacted 3,31,861 individuals through CSR initiatives



Principle 9

ENGAGE WITH AND PROVIDE VALUE TO THE CONSUMERS IN A RESPONSIBLE MANNER

- No data breaches found during the reporting period
- No major critical service disruptions



Dr.Reddy's

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT (BRSR)

SECTION A – GENERAL DISCLOSURE

I – DETAILS OF LISTED ENTITIES

1 CORPORATE IDENTIFICATION NUMBER (CIN) OF THE LISTED ENTITY:
L85195TG1984PLC004507

2 NAME OF THE LISTED ENTITY:
Dr. Reddy's Laboratories Limited

3 YEAR OF INCORPORATION:
1984

4 REGISTERED OFFICE ADDRESS:
8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India

5 CORPORATE ADDRESS:
8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India

6 E-MAIL:
shares@drreddys.com

7 TELEPHONE:
+91-40-49002900

8 WEBSITE:
www.drreddys.com

9 FINANCIAL YEAR FOR WHICH REPORTING IS BEING DONE:
April 1, 2022 to March 31, 2023

10 NAME OF THE STOCK EXCHANGE(S) WHERE SHARES ARE LISTED:
The equity shares are listed on:
BSE Limited
National Stock Exchange of India Limited
The ADRs are listed on:
New York Stock Exchange, Inc
NSE IFSC Ltd

11 PAID-UP CAPITAL:
INR 832,639,380

12 NAME AND CONTACT DETAILS (TELEPHONE, EMAIL ADDRESS) OF THE PERSON WHO MAY BE CONTACTED IN CASE OF ANY QUERIES ON THE BRSR REPORT:
Mr. K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR
E-mail ID: shares@drreddys.com
Contact No: +91-40-4900 2222

13 REPORTING BOUNDARY:
The disclosure under BRSR is on consolidated basis, unless otherwise stated.

II – PRODUCTS AND SERVICES

14 DETAILS OF BUSINESS ACTIVITIES (ACCOUNTING FOR 90% OF THE TURNOVER)

SL. NO.	DESCRIPTION OF MAIN ACTIVITY	DESCRIPTION OF BUSINESS ACTIVITY	% OF TURNOVER OF THE ENTITY
1	Pharmaceuticals	Development, manufacturing & sale of pharmaceutical products, and services	100

15 PRODUCTS/ SERVICES SOLD BY THE ENTITY (ACCOUNTING FOR 90% OF THE ENTITY'S TURNOVER)

SL. NO.	DESCRIPTION OF MAIN ACTIVITY	NIC CODE	% OF TOTAL TURNOVER CONTRIBUTED
1	Development, manufacturing & sale of generic formulations including biosimilars	21009	87
2	Development, manufacturing & sale of active pharmaceutical ingredients & custom pharmaceutical services	21009	12

III – OPERATIONS

16 NUMBER OF LOCATIONS WHERE PLANTS AND/OR OPERATIONS/OFFICES OF THE ENTITY ARE SITUATED

LOCATION	NO. OF PLANTS (INCLUDING R&D SITES/ OPERATIONS)	NO. OF OFFICES	TOTAL
National	23	16	39
International	7	56	63

17. MARKETS SERVED BY THE ENTITY

A NO. OF LOCATIONS

LOCATIONS	NUMBERS
National (No. of States & Union Territories)	36
International (No. of countries)	78

B. WHAT IS THE CONTRIBUTION OF EXPORTS AS A PERCENTAGE OF THE TOTAL TURNOVER OF THE ENTITY

Out of the total sales turnover of ₹16,299 Crore (excluding service income, license fees and other operating income) on standalone basis, the turnover of the products sold in India is ₹11,790 Crore (72%) and that of other countries is ₹4,509 Crore (28%)[1].

C. A BRIEF ON TYPES OF CUSTOMERS

Our customers include wholesalers, distributors, pharmacy chains and hospitals, government institutions, consumers and other pharmaceutical companies.

IV – EMPLOYEES

18. DETAILS AS AT THE END OF FINANCIAL YEAR:

A EMPLOYEES AND WORKERS (INCLUDING DIFFERENTLY ABLED):

SR.NO	PARTICULARS	TOTAL	MALE		FEMALE		OTHERS	
			NO.	%	NO.	%	NO.	%
Employees								
1	Permanent	24,832	20,033	80.7	4,792	19.3	7	0.0
2	Other than permanent	6,939	4,686	67.5	2,244	32.3	9	0.1
	Total	**31,771**	**24,719**	**77.8**	**7,036**	**22.1**	**16**	**0.1**
Workers								
1	Permanent	666	621	93.2	45	6.8	0	0
2	Other than permanent	6,162	5,105	82.9	1,057	17.2	0	0
	Total	**6,828**	**5,726**	**83.9**	**1,102**	**16.1**	**0**	**0**

B DIFFERENTLY ABLED EMPLOYEES AND WORKERS:

SR.NO	PARTICULARS	TOTAL	MALE		FEMALE		OTHERS	
			NO.	%	NO.	%	NO.	%
Differently abled Employees								
1	Permanent	97	59	60.8	38	39.2	0	0
2	Other than permanent	23	11	47.8	12	52.2	0	0
	Total	**120**	**70**	**58.3**	**50**	**41.7**	**0**	**0**
Differently abled workers								
1	Permanent	0	0	0	0	0	0	0
2	Other than permanent	17	17	100	0	0	0	0
	Total	**17**	**17**	**100**	**0**	**0**	**0**	**0**

19 PARTICIPATION/INCLUSION/REPRESENTATION OF WOMEN

PARTICULARS	TOTAL	NO. OF FEMALES	% OF FEMALES
Board of Directors	9	3	33.3
Key Management Personnel (KMPs)	3	0	0

20 TURNOVER RATE FOR PERMANENT EMPLOYEES AND WORKERS

PARTICULARS	FY 2022-23				FY 2021-22				FY 2020-21			
	MALE	FEMALE	OTHERS	TOTAL	MALE	FEMALE	OTHERS	TOTAL	MALE	FEMALE	OTHERS	TOTAL
Permanent Employees (%)	21.1	19.2	42.9	20.8	20.5	21.4	27.3	20.6	19.8	18.1	9.1	19.5
Permanent workers (%)	23.6	44.7	0.0	24.9	21.8	28.6	0.0	22.2	33.7	15.4	0.0	32.7

[1]As per IND AS standalone financial statements

V – HOLDING, SUBSIDIARY AND ASSOCIATE COMPANIES (INCLUDING JOINT VENTURES)

21. NAMES OF HOLDING/ SUBSIDIARY/ ASSOCIATE COMPANIES/ JOINT VENTURES

The details of holding/ subsidiary/ associate companies/ joint ventures are given in Form AOC-1, as Annexure-I to the Board's Report and this forms part of the Integrated Annual Report.

DO THE ENTITIES INDICATED IN ABOVE TABLE, PARTICIPATE IN THE BUSINESS RESPONSIBILITY INITIATIVES OF THE LISTED ENTITY? (Yes/No)

Yes, all the entities, wherever applicable, participate in the relevant Business Responsibility Initiatives of the Company, except the associate company.

VI – CSR DETAILS

22. WHETHER CSR IS APPLICABLE AS PER SECTION 135 OF THE COMPANIES ACT, 2013

Yes

(ii) Turnover (₹ in million[1])	189,525
(iii) Net worth (₹ in million[1])	204,742

VI – TRANSPARENCY AND DISCLOSURES COMPLIANCES

23 COMPLAINTS/GRIEVANCES ON ANY OF THE PRINCIPLES (PRINCIPLES 1 TO 9) UNDER THE NATIONAL GUIDELINES ON RESPONSIBLE BUSINESS CONDUCT:

STAKEHOLDER GROUP FROM WHOM COMPLAINT IS RECEIVED	GRIEVANCE REDRESSAL MECHANISM IN PLACE (YES/NO)	(IF YES, THEN PROVIDE WEB LINK FOR GRIEVANCE REDRESS POLICY)	FY 2022-23 NO. OF COMPLAINTS FILED DURING THE YEAR	FY 2022-23 NO. OF COMPLAINTS PENDING RESOLUTION AT CLOSE OF THE YEAR	FY 2022-23 REMARKS	FY 2021-22 NO. OF COMPLAINTS FILED DURING THE YEAR	FY 2021-22 NO. OF COMPLAINTS PENDING RESOLUTION AT CLOSE OF THE YEAR	FY 2021-22 REMARKS
Communities	Yes[2]	https://www.drreddys.com/investors#governance	0	0	-	0	0	-
Investors other than Shareholders	Yes[2]	https://www.drreddys.com/investors#governance	0	0	-	0	0	-
Shareholders	As per applicable law	https://www.drreddys.com/investors#governance	8	0	-	6	0	-
Employees and Workers	Yes[2]	https://www.drreddys.com/investors#governance	234	34	-	212	22	-
Customers	Yes[2]	https://www.drreddys.com/investors#governance	0	0	-	0	0	-
Value Chain Partners	Yes[2]	https://www.drreddys.com/investors#governance	25	3	-	22	3	-
Others (Anonymous)	Yes[2]	https://www.drreddys.com/investors#governance	69	11	-	65	7	-

[1]As per IND AS standalone financial statements

[2]Some of the policies guiding the Company's conduct with all its stakeholders, including grievance mechanisms are placed on the Company's website. The hyperlink is: https://www.drreddys.com/investors#governance. In addition, there are internal policies placed on the intranet platform of the Company.

24 OVERVIEW OF THE ENTITY'S MATERIAL RESPONSIBLE BUSINESS CONDUCT ISSUES

MATERIAL RESPONSIBLE BUSINESS CONDUCT AND SUSTAINABILITY ISSUES PERTAINING TO ENVIRONMENTAL AND SOCIAL MATTERS THAT PRESENT A RISK OR AN OPPORTUNITY TO YOUR BUSINESS, RATIONALE FOR IDENTIFYING THE SAME, APPROACH TO ADAPT OR MITIGATE THE RISK ALONG-WITH ITS FINANCIAL IMPLICATIONS

SL. NO.	MATERIAL ISSUE IDENTIFIED	INDICATE WHETHER RISK OR OPPORTUNITY (R/O)	RATIONALE FOR IDENTIFYING THE RISK/ OPPORTUNITY	IN CASE OF RISK, APPROACH TO ADAPT OR MITIGATE	FINANCIAL IMPLICATIONS OF THE RISK OR OPPORTUNITY (INDICATE POSITIVE OR NEGATIVE IMPLICATIONS)
1	Enhancing availability of product	Opportunity	A significant proportion of patients in numerous low and middle-income countries encounter financial limitations when attempting to obtain affordable medicines. As a pharmaceutical company, we prioritize making life-saving medicines accessible, available, and affordable for patients. Also, due to our role in society, we are uniquely positioned to reduce health disparities, and enable improved health outcomes.	We are committed to serve 1.5 billion patients by 2030 and being at least three innovative solutions to improve standard of treatment every year from 2027. We plan to achieve this by launching more innovative drugs and expanding our product portfolio, increasing our go-to-market through diverse collaborations and licensing arrangements, and through greater presence in public health. We are partnering with multilateral and donor agencies to address the global disease burden, neglected tropical diseases, and emergency disease areas. We remain deeply committed to taking a holistic approach to healthcare, running several innovative programmes, offering one-of-its-kind patient care and disease management initiatives that service patients digitally or through hybrid means. We also participate in strengthening public health delivery systems through the training and capacity building of health workers and local stakeholders.	Positive
2	Regulatory compliance	Opportunity, Risk	Regulatory guidelines and requirements heavily regulate the manufacturing of our products, including manufacturing quality standards. Periodic inspections are conducted on our manufacturing sites, and if the regulatory and quality standards and systems are not found adequate, it could result in observations. This might impact our ability to meet patient demand and generate value for our stakeholders.	• We are fully dedicated to quality and have robust quality processes and systems in place at our developmental and manufacturing facilities to ensure that every product is safe and of high quality. • We have integrated "Quality by Design" to build quality into all processes and use quality tools to minimize process risks. • We continue to spend significant time, money and effort in the areas of production and quality testing to help ensure full compliance with cGMP regulations. • We leverage information technology to digitize and enhance our quality assurance and quality control processes. • Our suppliers are subjected to periodic evaluation processes that prioritize quality parameters and ensure compliance with current Good Manufacturing Practice requirements. • We are continuously focused on improving our quality culture across the organization.	Negative
3	Pharmaco vigilance (PV)	Risk	The increase in digital central trials and accelerated speed to market of medicines and drugs amplifies the need for better drug quality and prevention of adverse side effects.	• We have a mature system in place to continuously monitor the benefit-risk profile of our products to ensure benefits overweigh the product-related safety risks for patients. • We maintain compliance with region / country specific legislative requirements. • All our employees also receive basic training in PV on a periodic basis.	Negative

24 OVERVIEW OF THE ENTITY'S MATERIAL RESPONSIBLE BUSINESS CONDUCT ISSUES

MATERIAL RESPONSIBLE BUSINESS CONDUCT AND SUSTAINABILITY ISSUES PERTAINING TO ENVIRONMENTAL AND SOCIAL MATTERS THAT PRESENT A RISK OR AN OPPORTUNITY TO YOUR BUSINESS, RATIONALE FOR IDENTIFYING THE SAME, APPROACH TO ADAPT OR MITIGATE THE RISK ALONG-WITH ITS FINANCIAL IMPLICATIONS

SL. NO.	MATERIAL ISSUE IDENTIFIED	INDICATE WHETHER RISK OR OPPORTUNITY (R/O)	RATIONALE FOR IDENTIFYING THE RISK/ OPPORTUNITY	IN CASE OF RISK, APPROACH TO ADAPT OR MITIGATE	FINANCIAL IMPLICATIONS OF THE RISK OR OPPORTUNITY (INDICATE POSITIVE OR NEGATIVE IMPLICATIONS)
4	Water management Waste Management	Risk	The potential risks to water and sanitation services posed by climate change include damage to infrastructure, leading to the loss of services, and deterioration in water quality – impacts that all increase risks to health. Water is a critical input into the manufacturing of medicines, used as a raw material in the production, processing and formulation of APIs, intermediates and finished pharmaceutical products (FPP), in the preparation of solvents and reagents, and for cleaning (e.g. washing and rinsing).	Water risks are assessed as part of an established enterprise risk management framework periodically. We conducted thorough water risk and evaluation studies in at all of our watersheds to identify alternative fresh water resources. Our water management strategy involves key focus areas including water efficiency and optimization, identifying alternate water sources for water security, and creating freshwater potential beyond the fence. This year, we achieved our goal of turning into a water positive company. We have waste management systems in place at all our facilities.	Negative
5	Energy and emissions management	Risk	The close relationship between health and climate is undeniable, as illustrated by the consequences of extreme weather events on food security, the harmful air pollution resulting from wildfires, and the rising prevalence of infectious diseases. As a pharmaceutical company, the bulk of direct emissions come from running boilers and indirect emissions from purchased electricity for both industrial and domestic purposes.	• We have an opportunity to reduce GHG emissions from our manufacturing, operations and facilities and we announced our commitment to lead the energy transition with a goal to be 100% powered by renewable sources by 2030, and are committed to be a carbon neutral company in our direct operations by 2030. • Our key levers to reducing GHG emissions include energy productivity improvements, fuel substitution, green building design, and carbon sequestration with meaningful investments in afforestation and sustainable agriculture.	Negative
6	Talent attraction and retention	Risk	Ability to attract and retain the right technical talent with differing skill sets is a difficult challenge to address. The industry is highly knowledge-driven and technology based, and heavily reliant on specialist individuals well versed with state-of-the-art technology.	We use people analytics to measure employee performance, identify current skill gaps, and flight risks to improve retention. We actively address and resolve structural talent gaps by providing long-term reskilling and upskilling opportunities to our workforce, including digital learning initiatives. We embed strategic workforce planning into our operations strategy. The benefits of this initiative are multifaceted e.g., fostering internal mobility for well-suited roles, enhancing people productivity and containing staff costs.	Negative

24 OVERVIEW OF THE ENTITY'S MATERIAL RESPONSIBLE BUSINESS CONDUCT ISSUES

MATERIAL RESPONSIBLE BUSINESS CONDUCT AND SUSTAINABILITY ISSUES PERTAINING TO ENVIRONMENTAL AND SOCIAL MATTERS THAT PRESENT A RISK OR AN OPPORTUNITY TO YOUR BUSINESS, RATIONALE FOR IDENTIFYING THE SAME, APPROACH TO ADAPT OR MITIGATE THE RISK ALONG-WITH ITS FINANCIAL IMPLICATIONS

SL. NO.	MATERIAL ISSUE IDENTIFIED	INDICATE WHETHER RISK OR OPPORTUNITY (R/O)	RATIONALE FOR IDENTIFYING THE RISK/ OPPORTUNITY	IN CASE OF RISK, APPROACH TO ADAPT OR MITIGATE	FINANCIAL IMPLICATIONS OF THE RISK OR OPPORTUNITY (INDICATE POSITIVE OR NEGATIVE IMPLICATIONS)
7	Promoting diversity and inclusion	Opportunity	We fully appreciate the significance of diversity to our organization, as it fosters the introduction of new perspectives, diverse experiences, novel concepts, and inventive approaches that can provide sustainable value creation for our stakeholders over the long term. It is our steadfast effort to promote inclusiveness through concerted interventions across different dimensions of business and embrace their distinctiveness.	• Over the last year, concerted interventions to increase gender diversity across different dimensions of hiring, sensitization, communication and policy revamp helped in increasing women diversity to 18% globally. • We are also working to increase the representation of women across roles and teams, exploring new entry level routes such as apprentice hiring and actively recruiting women for STEM roles. • Through our flagship female leadership development programme Chrysalis, mentoring initiatives, representation in external forums and coaching programs, we are invested in career development for women leaders. • In close partnership with Dr. Reddy's Foundation, we increased the representation of people with disabilities representation by 50%, introducing a focused internship program to acclimatize and absorb PwD employees into the workforce, while also sensitizing hiring managers and recruitment teams on infrastructure and support required to enable them to deliver on their job.	Positive
8	Combating counterfeit medicines	Risk	Our industry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective and can be potentially life threatening.	We are proactively investing in aggregation along with serialization in geographies such as USA, Russia, Uzbekistan, EU, and worked closely with the Government of India for the implementation of DGFT+. A comprehensive set of measures have helped us establish a robust system that enables us to track and trace our medicines from the point of manufacture to the point of dispensing.	Negative
9	Health education and disease prevention	Opportunity	Health education empowers people to increase control over their health. Disease prevention is important to minimize the burden of diseases and associated risk factors. Primary prevention avoids the manifestation of a disease, and secondary prevention (early detection) improves the chances for positive health outcomes.	Through DRFHE (Dr. Reddy's Foundation for Health Education), we are contributing to health systems strengthening by sharing our expertise to increase patient awareness, and training and upskilling healthcare providers. Through CHIP (Community Health Intervention Programme), we are providing door-step primary healthcare services to rural communities, including increasing awareness on health, hygiene and disease management practices. Our patient counselling initiatives betaleadiat, betaCare, and betaWissen in Germany offer socio-legal and psychosocial information for physicians, pharmacists, patients and their family members.	Positive

24 OVERVIEW OF THE ENTITY'S MATERIAL RESPONSIBLE BUSINESS CONDUCT ISSUES

MATERIAL RESPONSIBLE BUSINESS CONDUCT AND SUSTAINABILITY ISSUES PERTAINING TO ENVIRONMENTAL AND SOCIAL MATTERS THAT PRESENT A RISK OR AN OPPORTUNITY TO YOUR BUSINESS, RATIONALE FOR IDENTIFYING THE SAME, APPROACH TO ADAPT OR MITIGATE THE RISK ALONG-WITH ITS FINANCIAL IMPLICATIONS

SL. NO.	MATERIAL ISSUE IDENTIFIED	INDICATE WHETHER RISK OR OPPORTUNITY (R/O)	RATIONALE FOR IDENTIFYING THE RISK/ OPPORTUNITY	IN CASE OF RISK, APPROACH TO ADAPT OR MITIGATE	FINANCIAL IMPLICATIONS OF THE RISK OR OPPORTUNITY (INDICATE POSITIVE OR NEGATIVE IMPLICATIONS)
10	Technology & Digitalization	Opportunity	Digital innovation has the potential to improve drug development, make products and services more personalized, physicians and patients more engaged and empowered, decisions and product evidence more data driven, business processes less expensive and more optimized, and supply chain more transparent and efficient.	The opportunity of transformation exists across the value chain and possibilities range from portfolio selection with analytics-based insights, to drug development within silico experiments, automated lights out manufacturing with use of Industry 4.0 technologies and dynamic supply chain management. The use of technologies such as Advanced Analytics (AA) and Artificial Intelligence (AI), Digital Performance Management, Virtual Reality (VR), IoT, Robotic Process Automation (RPA) is helping improve our operations performance and product robustness, enabling us to make data driven decisions and optimize our processes in real-time, resulting in significant efficiency gains and improved quality.	Positive
11	Occupational health and safety	Risk	We recognize that employees form the foundation of our operations, and it is incumbent upon us to prioritize their health, safety, and well-being by furnishing a nurturing and secure work environment.	• We have developed and integrated a Safety, Health and Environment (SHE) policy that governs our employees and applies to all our research, production operations, and business facilities. • All our employees, including permanent workers and contractors are trained on occupational health and safety, specific work-related hazards, hazardous activities and situations. • 7 of our global formulations manufacturing units are ISO 45001 certified. We have developed and implemented strong Health and Safety systems (HSS) at all our plants. • Periodic safety assessments against international standards are conducted to evaluate the effectiveness of current systems and appropriate measures are taken to further improve our safety posture performance continually.	Negative
12	Investment in new sustainable technologies	Opportunity	Along with helping reduce our impact on the climate, investment in sustainable technologies also helps us improve resource efficiency, productivity, and yield while cutting down costs, and waste.	• At select CTO sites, we implemented technologies such as Low Temperature Evaporator (LTE) to recover clean water from RO reject water, creating potential savings of ~INR 20 million per year. • We are also working on ZLD (Zero Liquid Discharge) enhancements such as steam strippers and Agitated Thin Film Dryer (ATFD) that also reuse water and waste, and minimize energy consumption.	Positive
13	Risk management and business continuity	Opportunity	We operate in a complex geo-political and regulatory environment and entails potential challenges and uncertainties arising from geopolitical factors and intricate regulatory frameworks. This includes geopolitical instability, changes in government policies, trade disputes, sanctions, and intricate compliance requirements. These factors can pose risks to operations, supply chains, market access, and overall business performance, requiring proactive monitoring and strategic adaptation to mitigate potential adverse impacts.	• We are focused on identification of key business, operational, strategic, and business continuity risks through our ERM and assurance functions. • We prioritise a sustainable supply chain for the timely availability of our medicines, and to ensure business continuity in the face of disruptions. • We continuously strive to improve our resiliency posture focusing on the ability to provide and maintain an acceptable level of service in the face of any interruption and proactively plan for being prepared to respond to an uncertain situation.	Positive
14	Business ethics / Anti-bribery and corruption	Opportunity	Our commitment to strong corporate governance is integral to our business and it helps us create long-term value for all our stakeholders.	• Our Code of Business Conduct and Ethics (COBE) applies to all Directors and employees of our Company, its subsidiaries, and affiliates. It lays down the principles that guide our conduct and strengthens our decision-making, promotes stakeholder trust and works as a moat around our business. COBE has been designed to comply with the requirements of Companies Act, 2013, and the Sarbanes Oxley Act of 2002 and its implementing regulations. • We conduct our business as per our Anti-Bribery and Anti-corruption policies, and all applicable laws. While contracts with our suppliers, contractors, and business partners include adherence to our principles concerning ethics, there is a separate code of conduct required to be followed by our suppliers and service providers. Our Global Marketing Code provides a minimum set of standards in interacting with healthcare professionals and healthcare institutions while engaging in sales, research, marketing and promotion are covered under the Supplier Code of Conduct (SCOC), which is modelled on the Principles for Responsible Supply Chain Management (PSCI) and 100% compliance is mandatory.	Positive

SECTION B – MANAGEMENT AND PROCESS DISCLOSURES

<table>
<tr><th colspan="2">DISCLOSURE QUESTION</th><th>P – 1</th><th>P – 2</th><th>P – 3</th><th>P – 4</th><th>P – 5</th><th>P – 6</th><th>P – 7</th><th>P – 8</th><th>P – 9</th></tr>
<tr><td colspan="11">Policy and management process</td></tr>
<tr><td>1.</td><td>A. Whether your entity's policy/ policies cover each principle and its core elements of the NGRBCs. (Yes/No)</td><td colspan="9">Yes</td></tr>
<tr><td>1.</td><td>B. Has the policy been approved by the Board? (Yes/No)</td><td colspan="9">Yes (Note 1)</td></tr>
<tr><td>1.</td><td>C. Web link of the Policies, if available</td><td colspan="9">Note 2</td></tr>
<tr><td>2.</td><td>Whether the entity has translated the policy into procedures. (Yes / No)</td><td colspan="9">Yes. The Company's Code of Business Conduct and Ethics (COBE) and / or other polices imbibes the above mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.</td></tr>
<tr><td>3.</td><td>Do the enlisted policies extend to your value chain partners? (Yes/No)</td><td colspan="9">Yes. The Company's Code of Business Conduct and Ethics (COBE) and / or other polices imbibes the above mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.</td></tr>
<tr><td>4.</td><td>Name of the national and international codes/ certifications/ labels/ standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.</td><td>GRI Standards 2021, UN SDGs, SA8000, NGRBC</td><td>GRI Standards 2021, UN SDGs, ISO 14001, cGMP</td><td>GRI Standards 2021, UN SDGs, ISO 45001, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights</td><td>GRI Standards 2021, UN SDGs</td><td>GRI Standards 2021, UN SDGs, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights</td><td>GRI Standards 2021, UN SDGs, ISO 14001, ISO 45001</td><td>GRI Standards 2021, UN SDGs</td><td>GRI Standards 2021, UN SDGs, National Standards - CSR Rules prescribed by the Companies Act, 2013</td><td>GRI Standards 2021, UN SDGs, ISO 27001</td></tr>
<tr><td>5.</td><td>Specific commitments, goals and targets set by the entity with defined timelines, if any.</td><td colspan="9">Note 3</td></tr>
<tr><td>6.</td><td>Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.</td><td colspan="9">Note 4</td></tr>
<tr><td colspan="11">Governance, Leadership and Oversight</td></tr>
<tr><td>7.</td><td>Statement by director responsible for the Business Responsibility Report, highlighting ESG related challenges, targets and achievements (listed entity has flexibility regarding the placement of this disclosure)</td><td colspan="9">At Dr. Reddy's, we are committed to making business truly sustainable and responsible. Last year, we announced our renewed Environment, Social, Governance (ESG) goals. As a Company with over four decades of leadership in Indian pharma, we see it as our responsibility to set the bar high. Going beyond environment, we have set ourselves bold and measurable goals towards patients, employees and governance. The most distinctive aspect of our approach is that our sustainability agenda is now embedded in business strategy. Our ESG agenda is aimed at serving planet, purpose and people, and generating value for all stakeholders. Through technological progress and manufacturing excellence, we focus on expanding access and affordability to safe, effective and high-quality medicines that our patients and customers rely on us for, because Good Health Can't Wait.
G V Prasad, Co-Chairman and Managing Director
For more details, refer to Letter from Chairman and Co-Chairman on page 16 of this Integrated Annual report</td></tr>
<tr><td>8.</td><td>Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies).</td><td colspan="9">Mr. Erez Israeli,
Chief Executive Officer
Tel: +91-40-4900-2222
E-mail ID: shares@drreddys.com</td></tr>
<tr><td>9.</td><td>Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details</td><td colspan="9">The Company has "Sustainability and CSR Committee" that acts as a nodal committee on overall sustainability goals and progress, amongst others. The detailed Charter of the said Committee including the terms of reference on sustainability matters are available on the website of the Company: https://www.drreddys.com/investor/governance/committees-of-the-board
Further, from ESG perspective, the Science, Technology and Operations Committee also deals with the matter related to "E", the Nomination, Governance and Compensation Committee with "S" and the Risk Management Committee with "G". The respective Committees also updates the Board regarding deliberation and reviews on such matters.</td></tr>
</table>

Note 1: The statutory policies are approved by the Board or Board Committees, as applicable. Other applicable policies are either approved by the Board or by the appropriate authority.

Note 2: *https://www.drreddys.com/media/983676/cobe-booklet-v40.pdf*
https://www.drreddys.com/media/888147/she-policy-document-24-07-2020.pdf
https://www.drreddys.com/media/899536/human-rights-policy_01092020.pdf
https://www.drreddys.com/media/993225/csr-policy.pdf
https://www.drreddys.com/cms/cms/sites/default/files/static/supplier-code-of-conduct-new.pdf

Some internal policies as applicable are available on the intranet platform of the Company.

Note 3: We strengthened our commitment to sustainability and announced renewed Environmental, Social, and Governance (ESG) goals for 2030 to make more meaningful impact through our sustainable development strategy.

A. BEING COMMITTED TO ENVIRONMENTAL STEWARDSHIP: REDUCING CARBON EMISSIONS
- 100% renewable power by 2030
- Carbon neutral in direct operations (Scope 1 and 2 emissions) by 2030
- 12.5% reduction in our indirect carbon emissions (Scope 3) by 2030

Water positivity
- Water positive by 2025

B. MAKING OUR PRODUCTS ACCESSIBLE AND AFFORDABLE FOR PATIENTS
- **Access:** Serve 1.5 billion patients by 2030
- **Affordability :** 25% of our new launches to be first to market by 2027
- **Innovation :** 3 innovative solutions (products, services and platforms) every year to improve standard of treatment from 2027

C. CONTRIBUTING TO A FAIRER AND MORE SOCIALLY INCLUSIVE WORLD

Equity, Diversity and Inclusion
- At least 35% women in senior leadership by 2030
- Gender parity by 2035
- Workforce to include at least 3% of Persons with Disability (PwD) by 2030
- Ensure 100% living wages for our extended workforce by 2025

D. ENHANCING TRUST WITH OUR STAKEHOLDERS

Compliance, Ethics, and Corporate Governance:
- Meet the highest standards on compliance and ethics backed by robust corporate governance

Disclosures and reporting
- Enhance ESG disclosures to reach top quartile by 2025

Suppliers
- 100% of our strategic suppliers to be compliant with our chosen ESG framework by 2030

Note 4: Details regarding our ESG Goals & Progress is given in page 31 of the Integrated report of the Company

10 DETAILS OF REVIEW OF NGRBCS BY THE COMPANY

<table>
<tr><th>SUBJECT FOR REVIEW</th><th>P1</th><th>P2</th><th>P3</th><th>P4</th><th>P5</th><th>P6</th><th>P7</th><th>P8</th><th>P9</th></tr>
<tr><td>Performance against above policies and follow up action</td><td colspan="9">The Sustainability and CSR Committee reviews the performance against the ESG goals and targets of the Company. The Committee also updates the Board regarding deliberation and reviews on such matters. The Company has also constituted internal Sustainability Council which drives the implementation and program on the ESG goals and targets. The policies of the Company are reviewed periodically or on need basis by the respective department heads/ business heads/ Executive Directors. During such assessment, the efficacy of the policies is reviewed and necessary changes to policies and procedures are implemented.
The Sustainability and CSR Committee reviews the performance on quarterly basis.</td></tr>
<tr><td>Compliance with statutory requirements of relevance to the principles and rectification of any non-compliances</td><td colspan="9">In its governance role, the Sustainability Council reviews Compliance with the statutory requirements of relevance to the principles and rectification of any non-compliances, if any. The Council reviews the compliances periodically.
The same is also reviewed by the Sustainability and CSR Committee on a quarterly basis.</td></tr>
</table>

11. HAS THE ENTITY CARRIED OUT INDEPENDENT ASSESSMENT/ EVALUATION OF THE WORKING OF ITS POLICIES BY AN EXTERNAL AGENCY? (YES/NO). IF YES, PROVIDE NAME OF THE AGENCY

The processes and compliances are subject to scrutiny by internal auditors and the status of compliances are updated to the Board. From best practices as well as from a risk perspective, policies are periodically evaluated and updated by various department heads/ business heads and approved by the management/ the Board Committees/ the Board. Some of the key policies have been evaluated by KPMG and DNV Business Assurance India Private Limited(DNV). An internal assessment of the workings of the BR policies has been done.

The independent assessment on the working of the BRSR policies is done by DNV Business Assurance India Private Limited (DNV)

12. IF ANSWER TO QUESTION (1) ABOVE IS "NO" I.E. NOT ALL PRINCIPLES ARE COVERED BY A POLICY, REASONS TO BE STATED: Not applicable

SECTION C – PRINCIPLE WISE PERFORMANCE DISCLOSURE

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

ESSENTIAL INDICATORS

1 PERCENTAGE COVERAGE BY TRAINING AND AWARENESS PROGRAMMES ON ANY OF THE PRINCIPLES DURING THE FINANCIAL YEAR

SEGMENT	TOTAL NUMBER OF TRAINING AND AWARENESS PROGRAMMES HELD	TOPICS/ PRINCIPLES COVERED UNDER THE TRAINING AND ITS IMPACT	%AGE OF PERSONS IN RESPECTIVE CATEGORY COVERED BY THE AWARENESS PROGRAMMES
Board of Directors	5	Familiarisation/ awareness programme for the Board of Directors/ KMPs of the Company is done periodically as part of Board process covering various areas pertaining to the business, strategy, risks, operations, regulations, code of business conduct and ethics, economy and environmental, social and governance parameters. In addition, frequent updates are shared with all the Board members/ KMPs to apprise them of developments in the Company, key regulatory changes, risks, compliances and legal cases.	100.0
Key Managerial Personnel (KMPs)	5		100.0
Employees other than BODs and KMPs	10,399	The employees/ workers of the Company undergo various training programmes throughout the year. Many trainings programmes followed a blended learning approach which entailed virtual classroom initiatives, along with dissemination of e-learning modules. Various trainings were undertaken during the year such as Prohibition of Insider Trading, Prevention of Sexual Harassment at the Workplace, Information and Cyber Security Awareness, Code of Conduct, Know Your Customer guidelines, and ESG. Other trainings included induction programmes for new recruits, leadership training, digitalisation and cyber security and modules on soft skills, programmes on mental and physical wellbeing, among several others.	91.6
Workers	793		61.7

2. DETAILS OF FINES / PENALTIES /PUNISHMENT/ AWARD/ COMPOUNDING FEES/ SETTLEMENT AMOUNT PAID IN PROCEEDINGS (BY THE ENTITY OR BY DIRECTORS/ KMPS) WITH REGULATORS/ LAW ENFORCEMENT AGENCIES/ JUDICIAL INSTITUTIONS, IN THE FINANCIAL YEAR. (NOTE: THE ENTITY SHALL MAKE DISCLOSURES ON THE BASIS OF MATERIALITY AS SPECIFIED IN REGULATION 30 OF SEBI (LISTING OBLIGATIONS AND DISCLOSURE OBLIGATIONS) REGULATIONS, 2015 AND AS DISCLOSED ON THE ENTITY'S WEBSITE)

MONETARY

	NGRBC PRINCIPLE	NAME OF THE REGULATORY/ ENFORCEMENT AGENCIES/ JUDICIAL INSTITUTES	AMOUNT (INR)	BRIEF OF THE CASE	HAS AN APPEAL BEEN PREFERRED (YES/NO)?
Penalty/ Fine					
Settlement			Nil		
Compounding fees					

NON-MONETARY

	NGRBC PRINCIPLE	NAME OF THE REGULATORY/ ENFORCEMENT AGENCIES/ JUDICIAL INSTITUTES	AMOUNT (INR)	BRIEF OF THE CASE	HAS AN APPEAL BEEN PREFERRED (YES/NO)?
Imprisonment			Nil		
Punishment					

3. OF THE INSTANCES DISCLOSED IN QUESTION 2 ABOVE, DETAILS OF THE APPEAL/ REVISION PREFERRED IN CASES WHERE MONETARY OR NON-MONETARY ACTION HAS BEEN APPEALED

Not Applicable

4. DOES THE ENTITY HAVE AN ANTI-CORRUPTION OR ANTI-BRIBERY POLICY? IF YES, PROVIDE DETAILS IN BRIEF AND IF AVAILABLE, PROVIDE A WEB-LINK TO THE POLICY

Yes. Dr. Reddy's has an Anti-bribery and Anti-corruption policy. The policy has been developed in alignment with Dr. Reddy's Code of Business Conduct and Ethics (COBE), other internal policies such as Ombudsperson policy and other rules and regulations relevant to Anti bribery and Anti-Corruption that are applicable to the Company because of its geographical

presence in multiple countries. The policy reiterates that Dr. Reddy's does not tolerate any bribery and corruption directly or indirectly and upholds the highest standards of integrity and transparency in all its interactions and business activities. The Anti-bribery and Anti-corruption policy is available on the intranet platform of the Company.

The policy forms part of the Code of Business Conduct and Ethics (COBE), applies to all members of the Board of Directors, full and part-time employees of the Company, its subsidiaries and affiliates. All business partners are also expected to follow the same standard of ethics when conducting business with the Company or on its behalf. The COBE is available on the website of the Company at *https://www.drreddys.com/investor#governance*

5 NUMBER OF DIRECTORS/ KMPS/ EMPLOYEES/ WORKERS AGAINST WHOM DISCIPLINARY ACTION WAS TAKEN BY ANY LAW EN-FORCEMENT AGENCY FOR THE CHARGES OF BRIBERY/ CORRUPTION

	FY 2022-23	FY 2021-22
Directors		
KMPs	Nil	Nil
Employees		
Workers		

6 DETAILS OF COMPLAINTS WITH REGARD TO CONFLICT OF INTEREST

	FY 2022-23		FY 2021-22	
	NUMBER	REMARKS	NUMBER	REMARKS
Number of complaints received in relation to issues of conflict of interest of the directors	Nil	Not applicable	Nil	Not applicable
Number of complaints received in relation to issues of conflict of interest of the KMPs				

7. PROVIDE DETAILS OF ANY CORRECTIVE ACTION TAKEN OR UNDERWAY ON ISSUES RELATED TO FINES/ PENALTIES/ ACTION TAKEN BY REGULATORS/ LAW ENFORCEMENT AGENCIES/ JUDICIAL INSTITUTIONS, ON CASES OF CORRUPTION AND CONFLICTS OF INTEREST

Not Applicable

LEADERSHIP INDICATORS

1 AWARENESS PROGRAMMES CONDUCTED FOR VALUE CHAIN PARTNERS ON ANY OF THE PRINCIPLES DURING THE FINANCIAL YEAR

SR.	TOTAL NUMBER OF AWARENESS PROGRAMMES HELD	TOPICS/ PRINCIPLES COVERED UNDER THE TRAINING	PERCENTAGE OF VALUE CHAIN PARTNERS COVERED (BY VALUE OF BUSINESS DONE WITH SUCH PARTNERS) UNDER THE AWARENESS PROGRAMMES
1	14	ESG Capability Building Program	80
2	54	Defensive Driving training & Road safety awareness	100
3	5	Safety Health & Environment Awareness	100

2. DOES THE ENTITY HAVE PROCESSES IN PLACE TO AVOID/ MANAGE CONFLICT OF INTERESTS INVOLVING MEMBERS OF THE BOARD? (YES/NO) IF YES, PROVIDE DETAILS OF THE SAME

Yes. The Company has a Conflict of Interest Policy which lays down the principles and standards that govern the actions of the Company including its subsidiaries, joint ventures and its directors, officers and employees (full time or part time, contract employees and consultants). This Policy provides guidance for recognising, reporting and resolution of any actual, potential or perceived conflict of interest.

Further, as part of the governance ecosystem, the Company has adopted best practices on reviews of conflict of interest of the Directors. The Director's disclosures are placed before the Board and conflict of interest, if any, are discussed and reviewed by the Board. The Board is collectively responsible for decision making on conflict of interest disclosed to the Board for any business decisions, wherein any of the Directors are interested.

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN MANNER THAT IS SUSTAINABLE AND SAFE

ESSENTIAL INDICATORS

1 PERCENTAGE OF R&D AND CAPITAL EXPENDITURE (CAPEX) INVESTMENTS IN SPECIFIC TECHNOLOGIES TO IMPROVE THE ENVIRONMENTAL AND SOCIAL IMPACTS OF PRODUCT AND PROCESSES TO TOTAL R&D AND CAPEX INVESTMENTS MADE BY THE ENTITY, RESPECTIVELY

	FY 2022-23	FY 2021-22	DETAILS OF IMPROVEMENTS IN ENVIRONMENTAL AND SOCIAL IMPACTS
R&D	100.0	100.0	R&D expenditure in various technologies is focused on improving the environmental or social impacts of our products / processes
Capex	3.3	0.8	Reduction in usage of non-renewable energy sources. Reduction of freshwater footprint in plants by reusing grey water. Safety of employees and stakeholders

2. A. DOES THE ENTITY HAVE PROCEDURES IN PLACE FOR SUSTAINABLE SOURCING

Yes

B. IF YES, WHAT PERCENTAGE OF INPUTS WERE SOURCED SUSTAINABLY

100% of our inputs are sourced from suppliers who abide by our Supplier Code of Conduct. Our Supplier Code of Conduct has a clear policy on sustainability requirements. As a future step, we have identified strategic suppliers and framed the internal ESG framework for assessing our strategic suppliers.

3. DESCRIBE THE PROCESSES IN PLACE TO SAFELY RECLAIM YOUR PRODUCTS FOR REUSING, RECYCLING AND DISPOSING AT THE END OF LIFE, FOR

(a) Plastics (including packaging) (b) E-waste (c) Hazardous waste	We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorized vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill. Other non-hazardous waste such as glass, MS scrap, wood waste, and boiler ash, etc. are sent to recyclers, cement industries for co-processing or to brick manufacturers. We also monitor the waste management in further value chain wherein all our expired products are incinerated at authorized destruction vendor.
(d) Other waste	Other waste like plastic drums/ pallets etc used for transportation are sold out to scrap vendors who are known for either re-use/ recycle.

4. WHETHER EXTENDED PRODUCER RESPONSIBILITY (EPR) IS APPLICABLE TO THE ENTITY'S ACTIVITIES (YES/ NO). IF YES, WHETHER THE WASTE COLLECTION PLAN IS IN LINE WITH THE EXTENDED PRODUCER RESPONSIBILITY (EPR) PLAN SUBMITTED TO POLLUTION CONTROL BOARDS? IF NOT, PROVIDE STEPS TAKEN TO ADDRESS THE SAME

Yes, we work in compliance with India's Plastic Waste Management Rules, 2016, as amended and the Extended Producer Responsibility (EPR) guidelines. As per our EPR plan, we have committed 1,506 tonnes of multi-layered, rigid and flexible plastics. Our waste collection plan is in line with the EPR plan submitted to Pollution Control Board (PCB). During the year FY2023, we have collected approximately 1,506 tonnes of waste and disposed in an environmently friendly manner as per EPR requirements.

LEADERSHIP INDICATORS

1 HAS THE ENTITY CONDUCTED LIFE CYCLE PERSPECTIVE / ASSESSMENTS (LCA) FOR ANY OF ITS PRODUCTS (FOR MANUFACTURING INDUSTRY) OR FOR ITS SERVICES (FOR SERVICE INDUSTRY)? IF YES, PROVIDE DETAILS

Yes, we have completed LCA of three of our Active Pharmaceutical Ingredient (API) products during the year FY2023.

SR.	NIC CODE	NAME OF PRODUCT/ SERVICE	%AGE OF TOTAL TURNOVER CONTRIBUTED	BOUNDARY FOR WHICH THE LIFE CYCLE PERSPECTIVE/ ASSESSMENT WAS CONDUCTED	WHETHER CONDUCTED BY INDEPENDENT EXTERNAL AGENCY (YES/NO)	RESULTS COMMUNICATED IN PUBLIC DOMAIN (YES/NO)	IF YES, PROVIDE THE WEB-LINK
1	21009	Doxycycline Lactic Acid	0.1	Cradle to gate	Yes	No	Not applicable
2	21009	Levetiracetam	0.2	Cradle to gate	Yes	No	Not applicable
3	21009	Atomoxetine	1.1	Cradle to gate	Yes	No	Not applicable

2 IF THERE ARE ANY SIGNIFICANT SOCIAL OR ENVIRONMENTAL CONCERNS AND/OR RISKS ARISING FROM PRODUCTION OR DISPOSAL OF YOUR PRODUCTS/ SERVICES, AS IDENTIFIED IN THE LIFE CYCLE PERSPECTIVE/ ASSESSMENTS (LCA) OR THROUGH ANY OTHER MEANS, BRIEFLY DESCRIBE THE SAME ALONG WITH ACTION TAKEN TO MITIGATE THE SAME

Action taken to mitigate significant social or environmental concerns and/or risks arising from production or disposal of products/ services

SR.	NAME OF PRODUCT/ SERVICE	DESCRIPTION OF THE RISK/ CONCERN	ACTION TAKEN
There were no significant social or environmental concerns raised from the LCA analysis of our three API products.			

3. PERCENTAGE OF RECYCLED OR REUSED INPUT MATERIAL TO TOTAL MATERIAL (BY VALUE) USED IN PRODUCTION (FOR MANUFACTURING INDUSTRY) OR PROVIDING SERVICES (FOR SERVICE INDUSTRY)

Not applicable. As in the pharmaceutical industry we do not use recycled or reused input materials in the manufacturing process due to its nature of products. However, in some of our operations we recover the spent solvent through solvent recovery system and reuse the same in our manufacturing process.

4 OF THE PRODUCTS AND PACKAGING RECLAIMED AT END OF LIFE OF PRODUCTS, AMOUNT (IN METRIC TONNES) REUSED, RECYCLED, AND SAFELY DISPOSED

	FY 2022-23			FY 2021-22		
	RE-USED	RECYCLED	SAFELY DISPOSED	RE-USED	RECYCLED	SAFELY DISPOSED
Plastics (including packaging)	0	0	0	0	0	0
E-waste	0	0	0	0	0	0
Hazardous waste – Expired Product	0	0	809 tons	0	0	647 tons
Other waste	Cold boxes-16,800 units	0	0	Cold boxes – 19,200 units	0	0

5 RECLAIMED PRODUCTS AND THEIR PACKAGING MATERIALS (AS PERCENTAGE OF PRODUCTS SOLD) FOR EACH PRODUCT CATEGORY

SL. NO.	INDICATE PRODUCT CATEGORY	RECLAIMED PRODUCTS AND THEIR PACKAGING MATERIALS AS %AGE OF TOTAL PRODUCTS SOLD IN RESPECTIVE CATEGORY
1	Cold boxes	46% of cold boxes are reused at CFA or stockist end

PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

ESSENTIAL INDICATORS

1 A. DETAILS OF MEASURES FOR THE WELL-BEING OF EMPLOYEES

CATEGORY	TOTAL	% OF EMPLOYEES COVERED BY									
		HEALTH INSURANCE		ACCIDENT INSURANCE		MATERNITY BENEFIT		PATERNITY BENEFITS		DAY CARE FACILITIES	
		NO.	%	NO.	%	NO.	%	NO.	%	NO.	%
Permanent employees											
Male	20,033	20,033	100.0	20,033	100.0	0	0	20,033	100.0	10,015	50.0
Female	4,792	4,792	100.0	4,792	100.0	4,792	100.0	0	0	2,240	46.7
Other[1]	7	7	100.0	7	100.0	0	0	0	0	2	28.6
Total	**24,832**	**24,832**	**100.0**	**24,832**	**100.0**	**4,792**	**100.0**	**20,033**	**100.0**	**12,257**	**49.4**
Other than permanent employees											
Male	4,686	4,686	100.0	4,686	100.0	0	0	4,686	100.0	3,883	82.9
Female	2,244	2,244	100.0	2,244	100.0	2,244	100.0	0	0	1,279	57.0
Other[1]	9	9	100.0	9	100.0	0	0	0	0	0	0
Total	**6,939**	**6,939**	**100.0**	**6,939**	**100.0**	**2,244**	**100.0**	**4,686**	**100.0**	**5,162**	**74.4**

[1]Maximum benefits to be provided on a case to case basis

1 B. DETAILS OF MEASURES FOR THE WELL-BEING OF WORKERS

CATEGORY	TOTAL	% OF EMPLOYEES COVERED BY									
		HEALTH INSURANCE		ACCIDENT INSURANCE		MATERNITY BENEFIT		PATERNITY BENEFITS		DAY CARE FACILITIES	
		NO.	%	NO.	%	NO.	%	NO.	%	NO.	%
Permanent workers											
Male	621	621	100.0	621	100.0	0	0	621	100.0	418	67.3
Female	45	45	100.0	45	100.0	45	100.0	0	0	18	40.0
Other	0	0	0	0	0	0	0	0	0	0	0
Total	**666**	**666**	**100.0**	**666**	**100.0**	**45**	**100.0**	**621**	**100.0**	**436**	**65.5**
Other than permanent workers											
Male	5,105	5,105	100.0	5,105	100.0	0	0	5,105	100.0	4,930	96.6
Female	1,057	1,057	100.0	1,057	100.0	1,057	100.0	0	0	1,004	95.0
Other	0	0	0	0	0	0	0	0	0	0	0
Total	**6,162**	**6,162**	**100.0**	**6,162**	**100.0**	**1,057**	**100.0**	**5,105**	**100.0**	**5,934**	**96.3**

2 DETAILS OF RETIREMENT BENEFITS, FOR CURRENT FINANCIAL YEAR AND PREVIOUS FINANCIAL YEAR

	FY2022-23			FY2021-22		
	NO. OF EMPLOYEES COVERED AS A % OF TOTAL EMPLOYEE	NO. OF WORKERS COVERED AS A % OF TOTAL WORKERS	DEDUCTED AND DEPOSITED WITH THE AUTHORITY (Y/N/N.A.)	NO. OF EMPLOYEES COVERED AS A % OF TOTAL EMPLOYEES	NO. OF WORKERS COVERED AS A % OF TOTAL WORKER	DEDUCTED AND DEPOSITED WITH THE AUTHORITY (Y/N/N.A.)
PF	100.0	100.0	Yes	100.0	100.0	Yes
Gratuity	100.0	100.0	NA	100.0	100.0	N.A.
ESI	2.7	0.0	Yes	3.2	0.0	Yes
Others – Superannuation	3.5	Not applicable	Not applicable	5.3	Not applicable	Not applicable

3. ACCESSIBILITY OF WORKPLACES: ARE THE PREMISES / OFFICES OF THE ENTITY ACCESSIBLE TO DIFFERENTLY ABLED EMPLOYEES AND WORKERS, AS PER THE REQUIREMENTS OF THE RIGHTS OF PERSONS WITH DISABILITIES ACT, 2016? IF NOT, WHETHER ANY STEPS ARE BEING TAKEN BY THE ENTITY IN THIS REGARD

Yes. The premises/ offices of the Company, including the registered and corporate offices have ramps to enable easy movement. Most offices are located either on the ground floor or have elevators and infrastructure for differently abled individuals. Wheelchair accessible restrooms are also available at certain premises. We conduct infrastructure audits regularly with the increase in differently abled employees in the organisation.

4. DOES THE ENTITY HAVE AN EQUAL OPPORTUNITY POLICY AS PER THE RIGHTS OF PERSONS WITH DISABILITIES ACT, 2016? IF SO, PROVIDE A WEB-LINK TO THE POLICY

Yes. The Code of Business Conduct and Ethics (COBE) of the Company provides for an Equal Opportunity Policy to create an inclusive work environment by fostering diversity at the workplace, and to treat all employees equally irrespective of gender, age, physical disability, creed, religion, sexual orientation, racial background, pregnancy, place of origin, caste, political affiliation or other discriminatory factors. We value diversity at our workforce and thus encourage and nurture talent within the organization. We work best when there is an atmosphere of mutual trust and co-operation. The policy is available at the Company's website at: *https://www.drreddys.com/cms/cms/sites/default/files/2021-11/cobe-booklet-v40.pdf*.

Further, the Equal Employment Opportunity (EEO) Statement states that Dr. Reddy's maintains a work environment, that is free from discrimination, and is an equal opportunity employer. We are committed to employ and nurture all qualified diverse workforce without regard to race, colour, religion, national origin, gender, age, disability status, genetics, sexual orientation, gender identity or expression, marital status, citizenship or any other characteristic or classification protected by the applicable law(s) of the countries we operate in. We apply these principles in all aspects of employment, including recruitment, hiring, placement, promotion, termination, lay off, transfer, leaves of absence, training and compensation. The Company assures all employees that no individual filing a complaint will be discriminated against, as a result of their complaint. The policy is available at the Company's career website at: *https://careers.drreddys.com/#!/eeo-statement*.

5 RETURN TO WORK AND RETENTION RATES OF PERMANENT EMPLOYEES AND WORKERS THAT TOOK PARENTAL LEAVE

GENDER	PERMANENT EMPLOYEES		PERMANENT WORKERS	
	RETURN TO WORK RATE	RETENTION RATE	RETURN TO WORK RATE	RETENTION RATE
Male	99.4	84.0	-	-
Female	98.4	80.9	-	-
Others	0	0	-	-
Total	**99.3**	**83.4**	-	-

6 IS THERE A MECHANISM AVAILABLE TO RECEIVE AND REDRESS GRIEVANCES FOR THE FOLLOWING CATEGORIES OF EMPLOYEES AND WORKER? IF YES, GIVE DETAILS OF THE MECHANISM IN BRIEF

	YES/NO	IF YES, THEN GIVE DETAILS OF THE MECHANISM IN BRIEF
Permanent workers	Yes	The Company has an Ombudsperson Policy (whistle-blower or vigil mechanism) applicable to employees and third parties, to report concerns on actual or suspected violations of the code or any applicable laws and regulations. The Audit Committee Chairperson is the Chief Ombudsperson.
Other than permanent workers	Yes	Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board.
Permanent employees	Yes	The policy provides avenues to report concerns directly to the Compliance Team. Reference link of the policy and reporting channels is separately mentioned below. Ombudsperson Policy Link: https://www.drreddys.com/investor#governance
Other than permanent employees	Yes	Ombudsperson reporting channel website link: https://drreddys.ethicspoint.com/

7 MEMBERSHIP OF EMPLOYEES AND WORKER IN ASSOCIATION(S) OR UNIONS RECOGNISED BY THE LISTED ENTITY

CATEGORY	FY 2022-23			FY 2021-22		
	TOTAL EMPLOYEES/ WORKERS IN RESPECTIVE CATEGORY	NO. OF EMPLOYEES/ WORKERS IN RESPECTIVE CATEGORY, WHO ARE PART OF ASSOCIATION(S) OR UNION	%	TOTAL EMPLOYEES/ WORKERS IN RESPECTIVE CATEGORY	NO. OF EMPLOYEES/ WORKERS IN RESPECTIVE CATEGORY, WHO ARE PART OF ASSOCIATION(S) OR UNION	%
Total permanent employees	24,832	0	0	**23,524**	**0**	**0**
Male	20,033	0	0	19,177	0	0
Female	4,792	0	0	4,347	0	0
Other	7	0	0	0	0	0
Total permanent workers	**666**	**573**	**86.0**	**725**	**646**	**89.1**
Male	621	555	89.4	685	626	91.3
Female	45	18	40.0	40	20	50.0
Other	0	0	0	0	0	0

8 DETAILS OF TRAINING GIVEN TO EMPLOYEES AND WORKERS

CATEGORY	FY 2022-23					FY 2021-22				
	TOTAL	ON HEALTH AND SAFETY MEASURES		ON SKILL UPGRADATION		TOTAL	ON HEALTH AND SAFETY MEASURES		ON SKILL UPGRADATION	
		NOS.	%	NOS.	%		NOS.	%	NOS.	%
Employees										
Male	20,033	6,495	32.4	19,655	98.1	19,177	6,231	32.5	17,272	90.1
Female	4,792	1,145	23.9	4,511	94.1	4,347	979	22.5	3,719	85.6
Other	7	0	0	5	71.4	0	0	0	0	0
Total	**24,832**	**7,640**	**30.8**	**24,171**	**97.4**	**23,524**	**7,210**	**30.6**	**20,991**	**89.2**
Workers										
Male	621	260	41.9	372	59.9	685	284	41.5	545	79.6
Female	45	18	40.0	40	88.9	40	18	45.0	36	90.0
Other	0	0	0	0	0	0	0	0	0	0
Total	**666**	**278**	**41.7**	**412**	**61.9**	725	302	41.7	581	84.5

9	DETAILS OF PERFORMANCE AND CAREER DEVELOPMENT REVIEWS OF EMPLOYEES AND WORKER					
CATEGORY	FY 2022-23			FY 2021 – 22		
	TOTAL	NOS.	%	TOTAL	NOS.	%
Employees						
Male	20,033	20,033	100.0	19,177	19,177	100.0
Female	4,792	4,792	100.0	4,347	4,347	100.0
Other	7	7	100.0	0	0	0
Total	**24,832**	**24,832**	**100.0**	**23,524**	**23,524**	**100.0**
Workers						
Male	621	621	100.0	685	685	100.0
Female	45	45	100.0	40	40	100.0
Other	0	0	0	0	0	0
Total	**666**	**666**	**100.0**	**725**	**725**	**100.0**

10. HEALTH AND SAFETY MANAGEMENT SYSTEM:

A. WHETHER AN OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT SYSTEM HAS BEEN IMPLEMENTED BY THE ENTITY. IF YES, THE COVERAGE OF SUCH SYSTEM

Yes, we have implemented an occupational health and safety management system. The coverage is 100% of our entity, and it includes both regular employees and contractors. Seven of our ten formulations units have been certified under ISO 45001.

B. WHAT ARE THE PROCESSES USED TO IDENTIFY WORK-RELATED HAZARDS AND ASSESS RISKS ON A ROUTINE AND NON-ROUTINE BASIS BY THE ENTITY?

We have developed a guidance document which provides the course on how to identify, evaluate safety, health & environment risks and reduce them to an acceptable level by strengthening existing controls and/ or incorporating additional controls for all the activities within premises of the organization. The guideline clearly outlines the roles and responsibilities of employees and workers.

C. WHETHER YOU HAVE PROCESSES FOR WORKERS TO REPORT THE WORK-RELATED HAZARDS AND TO REMOVE THEMSELVES FROM SUCH RISKS. (Y/N)

Yes, department heads interact with all members on safety matters daily through toolbox talks. In this forum, workmen actively participate and give suggestions and feedback for improvements.

D. DO THE EMPLOYEES/ WORKER OF THE ENTITY HAVE ACCESS TO NON-OCCUPATIONAL MEDICAL AND HEALTHCARE SERVICES? (YES/ NO)

Yes, My Health Index (MHI), a proactive health and wellbeing initiative that takes care of the overall physical and mental wellbeing of employees

11	DETAILS OF SAFETY RELATED INCIDENTS, IN THE FOLLOWING FORMAT		
SAFETY INCIDENT/NUMBER	CATEGORY	FY 2022-23	FY 2021 – 22
Lost Time Injury Frequency Rate (LTIFR) (per one million person hours worked)	Employees	0.28	0.14
	Workers[1]	0.21	0.22
Total recordable work-related injuries	Employees	17	22
	Workers[1]	10	13
No. of fatalities	Employees	1	0
	Workers[1]	0	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers[1]	0	0

[1]*Workers means other than permanent workers*

12. DESCRIBE THE MEASURES TAKEN BY THE ENTITY TO ENSURE A SAFE AND HEALTHY WORKPLACE

At Dr. Reddy's, we emphasize strongly on the health, safety, and well-being of our people. We continuously strive to create a work environment that is free from any occupational hazards, regardless of where our people are located or what type of work they carry out. We have developed and implemented strong Health and Safety systems at all our plants. These systems are guided and driven by our established policies and procedures. Periodic assessments are conducted to evaluate the effectiveness of the systems implemented and appropriate measures are taken to further improve our health and safety performance continually.

13	NUMBER OF COMPLAINTS ON THE FOLLOWING MADE BY EMPLOYEES AND WORKERS					
	FY 2022-23			FY 2021-22		
	FILED DURING THE YEAR	PENDING RESOLUTION AT THE END OF YEAR	REMARKS	FILED DURING THE YEAR	PENDING RESOLUTION AT THE END OF YEAR	REMARKS
Working Conditions	Nil	Nil	-	Nil	Nil	-
Health & Safety	Nil	Nil	-	Nil	Nil	-

14	ASSESSMENTS FOR THE YEAR
	% OF YOUR PLANTS AND OFFICES THAT WERE ASSESSED (BY ENTITY OR STATUTORY AUTHORITIES OR THIRD PARTIES)
Health and safety practices	100.0
Working Conditions	100.0

15. PROVIDE DETAILS OF ANY CORRECTIVE ACTION TAKEN OR UNDERWAY TO ADDRESS SAFETY-RELATED INCIDENTS (IF ANY) AND ON SIGNIFICANT RISKS / CONCERNS ARISING FROM ASSESSMENTS OF HEALTH & SAFETY PRACTICES AND WORKING CONDITIONS

Not Applicable

LEADERSHIP INDICATORS

1. DOES THE ENTITY EXTEND ANY LIFE INSURANCE OR ANY COMPENSATORY PACKAGE IN THE EVENT OF DEATH OF (A) EMPLOYEES (Y/N) (B) WORKERS (Y/N)

Yes, it extends to both employees and workers

2. PROVIDE THE MEASURES UNDERTAKEN BY THE ENTITY TO ENSURE THAT STATUTORY DUES HAVE BEEN DEDUCTED AND DEPOSITED BY THE VALUE CHAIN PARTNERS

The Company ensures that statutory dues as applicable to the transactions within its remit are deducted and deposited in accordance with extant regulations. This activity is also reviewed as part of the internal and statutory audit. The Company expects its value chain partners to uphold business responsibility principles and values of transparency and accountability.

3	PROVIDE THE NUMBER OF EMPLOYEES / WORKERS HAVING SUFFERED HIGH CONSEQUENCE WORK-RELATED INJURY / ILL-HEALTH / FATALITIES (AS REPORTED IN Q11 OF ESSENTIAL INDICATORS ABOVE), WHO HAVE BEEN REHABILITATED AND PLACED IN SUITABLE EMPLOYMENT OR WHOSE FAMILY MEMBERS HAVE BEEN PLACED IN SUITABLE EMPLOYMENT			
	TOTAL NO. OF AFFECTED EMPLOYEES/ WORKERS		NO. OF EMPLOYEES/WORKERS THAT ARE REHABILITATED AND PLACED IN SUITABLE EMPLOYMENT OR WHOSE FAMILY MEMBERS HAVE BEEN PLACED IN SUITABLE EMPLOYMENT	
	FY 2022-23	FY 2021-22	FY 2022-23	FY 2021-22
Employees	0	0	0	0
Workers	0	0	0	0

4. DOES THE ENTITY PROVIDE TRANSITION ASSISTANCE PROGRAMS TO FACILITATE CONTINUED EMPLOYABILITY AND THE MANAGEMENT OF CAREER ENDINGS RESULTING FROM RETIREMENT OR TERMINATION OF EMPLOYMENT? (YES/ NO)

Yes

5	DETAILS ON ASSESSMENT OF VALUE CHAIN PARTNERS
	% OF VALUE CHAIN PARTNERS (BY VALUE OF BUSINESS DONE WITH SUCH PARTNERS) THAT WERE ASSESSED
Health and safety practices	We conduct periodic supplier risk assessments for our value chain partners through a third party to better understand our value chain risk exposure. In the last two years, we have assessed 28% of our global value chain partners on multiple ESG parameters. During the year, 10% of our value chain partners have been evaluated.
Working conditions	

6. PROVIDE DETAILS OF ANY CORRECTIVE ACTIONS TAKEN OR UNDERWAY TO ADDRESS SIGNIFICANT RISKS/ CONCERNS ARISING FROM ASSESSMENTS OF HEALTH AND SAFETY PRACTICES AND WORKING CONDITIONS OF VALUE CHAIN PARTNERS

Dr. Reddy's has shared corrective action reports post onsite assessment for critical and strategic suppliers wherein there are no major risks/concerns with regards to the health & safety practices & working conditions. Also, the hardware compliance is continually assessed for our transportation and logistics providers. The roadworthiness of these vehicles has improved through daily, weekly and monthly inspections by about 78%.

Dr.Reddy's

PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

ESSENTIAL INDICATORS

1. DESCRIBE THE PROCESSES FOR IDENTIFYING KEY STAKEHOLDER GROUPS OF THE ENTITY

We consider individuals, groups, institutions, or entities that contribute to shaping our business, that add value or constitute a core part of the business value chain as key stakeholders. Our stakeholders are both internal and external, and direct as well as indirect. Our process of identification and classification of the stakeholders is defined by their interest, impact and participation in operations of the Company including engagement on various environmental, social and governance matters. Delivering on stakeholder needs, interests and expectations are integral to the way we operate. We keenly listen to our stakeholders and have established various touchpoints and tools for communication, advocacy and engagement. Our key stakeholders include employees, investors, suppliers and partners, customers, government authorities, healthcare professionals, patients and the community.

2 LIST STAKEHOLDER GROUPS IDENTIFIED AS KEY FOR YOUR ENTITY AND THE FREQUENCY OF ENGAGEMENT WITH EACH STAKEHOLDER GROUP

SR.	STAKEHOLDER GROUP	WHETHER IDENTIFIED AS VULNERABLE & MARGINALIZED GROUP	CHANNELS OF COMMUNICATION	FREQUENCY OF ENGAGEMENT	PURPOSE AND SCOPE OF ENGAGEMENT INCLUDING KEY TOPICS AND CONCERNS RAISED DURING SUCH ENGAGEMENT
1	Employees	No	We use digital as well as physical channels of communication including but not limited to e-mails, newsletters, intranet, townhalls and leadership touchpoints, pulse surveys for employee feedback and redressal, and appraisal and training programmes for personal and professional growth.	Daily	Through multiple physical and digital channels of communication, we aim to provide our employees a safe, inclusive and empowering workplace that encourages transparent engagement and the freedom to act, innovate and grow as professionals and individuals. Our ongoing effort is to maintain two-way engagement with colleagues globally including those in corporate offices, R&D laboratories, manufacturing locations and in the field. Our engagement ranges from providing the latest and updated information on the Company and industry developments, avenues for employee voice to capability building, recognition and celebrations.
2	Investors	No	We interact with our shareholders, potential investors and research analysts through investor meetings/ calls, conferences, earnings call, investor events, e-mail, press releases, stock exchange intimations, investor presentations and annual reports. We also provide various updates on our website and other places of engagement.	Frequent and need based	We engage with them so that they can take an informed decision to invest in our Company. The key areas of engagement include an update on the business and financial performance, Company's strategy and growth levers, potential opportunities and risks, our ESG goals/ actions, and material events which may have a positive or negative impact on the performance of the Company.
3	Patients	Yes, depending on various factors such as health, income, access and others.	We engage with patients through multiple assistance programs (Financial assistance program, Lifestyle support program, Education, counselling programs), Disease management and awareness initiatives. We also use different marketing channels (print, digital, social media) to inform patients about our OTC products. We provide Customer services to report any feedback/ adverse effects from our products.	Frequent and need based	Patient centricity is the core tenet of our organization. Through our customer assistance and outreach programs, we try to help educate, provide support, increase awareness, and increase adherence to improve the health of our patients. Being closer to the patient also allows us to identify and address the unmet patient needs and develop better products/ services for the patients. We address patient related queries / feedback and any drug related concerns. We also create awareness and breaking various myths on managing various diseases or medical treatments.
4	Health Care Professionals	No	We use physical and digital channels such as e-mail, web conferences, electronic updates, portals as well as in-person visits and collaterals.	Frequent and need based	Our engagement aims to update healthcare professionals on products, innovations, access, availability of our medicines and healthcare solutions, and to discuss therapy advances, science of medicines and patient need.
5	Customers	No	Physical and virtual meetings, customer events, calls, e-mail, website	Daily	We engage with our customers to ensure regular supply of the products, keep them informed about new products, participate in the bids/ tenders and maximize the outreach of our products.
6	Suppliers & Partners	No	On site meetings, virtual meeting, business partners meet, supplier forums, partner events, calls, e-mail, website	Frequent/ Quarterly Governance calls/ Annual meet	Making a holistic impact on the health of patients worldwide requires us to work with partners across the healthcare value chain. We emphasize fair, transparent, and ethical practices and seek partners who share the same commitment towards compliance with laws, regulations, published standards and environmental practices. Our supplier engagement includes capability building programmes, audit CAPA governance and tracking, business partner meets and includes discussions on our ESG goals, efficiency in manufacturing, stronger quality management practices, human rights policies and standards, and working together to advance our sustainability agenda.
7	Government authorities	No	Our interactions with authorities take place through e-mails, meetings, submissions, etc. as required.	Need-based	Our engagement with official authorities is multi-fold. With regulatory authorities, our engagement is aimed at discharging responsibilities and furthering our core business of product development, launch, manufacturing, etc. in keeping with the latest and highest standards of compliance. With policy makers, our engagement aims to understand and discuss matters pertaining to the industry. We do advocacy and make representations on various regulatory and policy issues to strengthen the healthcare eco system through policy interventions and ensure timely access to quality medicines at affordable prices.
8	Community	No	Our engagement with the community includes physical visits as well as digital channels.	Frequent and need based	With giving back to society as a core tenet of the Company, our corporate social responsibility and employee volunteering programmes target the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs around the world. Additionally, we also run training, awareness and empowerment programmes. We engage with local community to understand their challenges and work for their sustainable development.
9	Third Party logistics service provider's and CFA's	No	Annual meet at Campus, Driver Management centre, Virtual Meetings	Frequent	We provide rewards and recognition to third party logistics service providers for road safety practices. Through the driver management centre, we train and counsel the transporters on behavioural safety to ensure zero road accidents, and conduct vehicle inspections for improved hardware compliance
10	Contract Workforce	No	In campus through trainings & Toolbox talks	Frequent	To address health, safety and environmental policies and practices.

LEADERSHIP INDICATORS

1. PROVIDE THE PROCESSES FOR CONSULTATION BETWEEN STAKEHOLDERS AND THE BOARD ON ECONOMIC, ENVIRONMENTAL, AND SOCIAL TOPICS OR IF CONSULTATION IS DELEGATED, HOW IS FEEDBACK FROM SUCH CONSULTATIONS PROVIDED TO THE BOARD

Based on the consultation and feedback received with the respective stakeholder groups, we have assessed and analysed the material topics and the same were discussed with the relevant business and functional heads. The material topics including economic, environmental and social topics requiring attention of the Board or its Committees, are thereafter placed before the relevant Board Committees and the Board during the quarterly meetings.

2. WHETHER STAKEHOLDER CONSULTATION IS USED TO SUPPORT THE IDENTIFICATION AND MANAGEMENT OF ENVIRONMENTAL, AND SOCIAL TOPICS (YES / NO). IF SO, PROVIDE DETAILS OF INSTANCES AS TO HOW THE INPUTS RECEIVED FROM STAKEHOLDERS ON THESE TOPICS WERE INCORPORATED INTO POLICIES AND ACTIVITIES OF THE ENTITY

Effective engagement helps us connect stakeholder needs with organizational goals, creates the basis of an effective strategy development, and unlocks greater shared value for all stakeholders. We use multiple platforms to engage with a wide variety of stakeholders to understand their unique needs and concerns and chart out suitable strategies to address them. We also conducted a materiality assessment that involved an intensive stakeholder engagement round. Our internal and external stakeholders identified key material topics that are likely to impact Dr. Reddy's business, like product availability, responsible pricing and affordability, high-quality medicines, patient safety, anti-bribery and corruption. These topics have been considered in the list of Dr. Reddy's action areas and our sustainability framework.

3. PROVIDE DETAILS OF INSTANCES OF ENGAGEMENT WITH, AND ACTIONS TAKEN TO, ADDRESS THE CONCERNS OF VULNERABLE/ MARGINALIZED STAKEHOLDER GROUPS

Patients: We have various patient assistance programs that provides financial assistance patients who are not in a position to afford high-cost treatments. We also support them through education, increase in awareness, and adherence to improve their health conditions.

Community: We implement several CSR programs in the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs for marginalized sections of communities. The Company's various CSR projects are carried out by Dr. Reddy's Foundation, Naandi Foundation, Nice Foundation and Roshni Trust. The Dr. Reddy Foundation has been conferred with the prestigious National Award for the Empowerment of Persons with Disabilities in New Delhi by Hon'ble President of India on the occasion of International Day of Persons with Disabilities (IDPD). For more details, refer to our social section of this Integrated Annual Report.

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

ESSENTIAL INDICATORS

1 EMPLOYEES AND WORKERS WHO HAVE BEEN PROVIDED TRAINING ON HUMAN RIGHTS ISSUES AND POLICY(IES) OF THE ENTITY

CATEGORY	FY 2022-23 TOTAL	FY 2022-23 NO. OF EMPLOYEES/ WORKERS COVERED	FY 2022-23 %	FY 2021-22 TOTAL	FY 2021-22 NO. OF EMPLOYEES/ WORKERS COVERED	FY 2021-22 %
Employees						
Permanent	24,832	19,486	78.5	23,524	16,506	70.2
Other than permanent	6,939	297	4.3	6,361	65	1.0
Total	**31,771**	**19,783**	**62.3**	**29,885**	**16,571**	**62.4**
Workers						
Permanent	666	337	50.6	725	95	13.1
Other than permanent	6,262	0	0.0	5,230	0	0.0
Total	**6,928**	**337**	**5.4**	**5,955**	**95**	**1.6**

2 DETAILS OF MINIMUM WAGES PAID TO EMPLOYEES AND WORKERS

	FY 2022-23					FY 2021-22				
	TOTAL	EQUAL TO MINIMUM WAGE		MORE THAN MINIMUM WAGE		TOTAL	EQUAL TO MINIMUM WAGE		MORE THAN MINIMUM WAGE	
		NOS.	%	NOS.	%		NOS.	%	NOS.	%
Employees										
Permanent	24,832	0	0	24,832	100.0	23,524	0	0	23,524	100.0
Male	20,033	0	0	20,033	100.0	19,177	0	0	19,177	100.0
Female	4,792	0	0	4792	100.0	4,347	0	0	4,347	100.0
Others	7	0	0	7	100.0	0	0	0	0	100.0
Other than Permanent	6,939	0	0	6,939	100.0	6,361	0	0	6,361	100.0
Male	4,686	0	0	4,686	100.0	4,540	0	0	4,540	100.0
Female	2,244	0	0	2,244	100.0	1,817	0	0	1,817	100.0
Others	9	0	0	9	100.0	4	0	0	4	100.0
Workers										
Permanent	666	0	0	666	100.0	725	0	0	725	100.0
Male	621	0	0	621	100.0	685	0	0	685	100.0
Female	45	0	0	45	100.0	40	0	0	40	100.0
Others	0	0	0	0	0	0	0	0	0	0
Other than Permanent	6,162	4,907	79.6	1,255	20.4	6,262	4,926	78.7	1,336	21.3
Male	5,105	4,052	79.4	1,053	20.6					
Female	1,057	855	80.9	202	19.1	6,262	4,926	78.7	1,336	21.3
Others	0	0	0	0	0					

3 DETAILS OF REMUNERATION/ SALARY/ WAGES

MEDIAN REMUNERATION

	MALE		FEMALE		OTHERS	
	NUMBER	MEDIAN REMUNERATION/ SALARY/ WAGES OF RESPECTIVE CATEGORY (₹ IN MILLION)	NUMBER	MEDIAN REMUNERATION/ SALARY/ WAGES OF RESPECTIVE CATEGORY (₹ IN MILLION)	NUMBER	MEDIAN REMUNERATION/ SALARY/ WAGES OF RESPECTIVE CATEGORY (₹ IN MILLION)
Board of Directors (BoD)[1]	6	16.7	3	15.4	Nil	Nil
Key Managerial Personnels (KMPs)	3	57.4	Nil	Nil	Nil	Nil
Employees other than BoDs and KMPs	20,028	0.6	4,792	0.8	7	0.7
Workers	621	0.8	45	0.7[2]	Nil	Nil

[1] *As on March 31, 2023*

[2] *Only for employees in India*

4. DO YOU HAVE A FOCAL POINT (INDIVIDUAL/ COMMITTEE) RESPONSIBLE FOR ADDRESSING HUMAN RIGHTS IMPACTS OR ISSUES CAUSED OR CONTRIBUTED TO BY THE BUSINESS

Yes

5. DESCRIBE THE INTERNAL MECHANISMS IN PLACE TO REDRESS GRIEVANCES RELATED TO HUMAN RIGHTS ISSUES

Chief Compliance Officer (CCO) is the designated authority reporting to the Chief Ombudsperson of Dr. Reddy's for the purpose of compliance with the Ombudsperson Policy. All human rights issues are investigated by designated investigator under guidance from CCO. Based on findings, suitable opportunity of being heard is provided to alleged person before concluding on the case. Any Corrective and Preventive action (CAPA) identified through discussion with business head and all CAPA are tracked till closure.

6 NUMBER OF COMPLAINTS ON THE FOLLOWING MADE BY EMPLOYEES AND WORKERS

CATEGORY	FY 2022-23 FILED DURING THE YEAR	FY 2022-23 PENDING RESOLUTION AT THE END OF YEAR	FY 2022-23 REMARKS	FY 2021-22 FILED DURING THE YEAR	FY 2021-22 PENDING RESOLUTION AT THE END OF YEAR	FY 2021-22 REMARKS
Sexual Harassment	19	6	-	14	2	-
Discrimination at workplace	15	-	-	10	-	-
Child Labour	-	-	-	-	-	-
Forced Labour/ Involuntary Labour	-	-	-	-	-	-
Wages	-	-	-	-	-	-
Other human rights related issues	-	-	-	-	-	-

7. MECHANISMS TO PREVENT ADVERSE CONSEQUENCES TO THE COMPLAINANT IN DISCRIMINATION AND HARASSMENT CASES

Dr. Reddy's policy on Ombudsperson as well as Non-retaliation also supports the Company values and "Speak Up" culture by taking proactive steps to ensure that employees who raise concerns in good faith are protected and supported in the workplace, as appropriate. To protect the interest of complainant, Dr. Reddy's follows a strict non-retaliation policy, where any retaliation against an employee who in good faith raises concerns or who assists in an investigation of suspected wrongdoing, is not tolerated. Non-retaliation policy is applicable to all employees (including, but not limited to, all current and past employees, contract workers, part-time or temporary workforce) and third parties of the Company. A concern of potential retaliation can be raised through multiple reporting channels that are available and promoted across the organisation.

8. DO HUMAN RIGHTS REQUIREMENTS FORM PART OF YOUR BUSINESS AGREEMENTS AND CONTRACTS

Yes

9 ASSESSMENTS FOR THE YEAR

	% OF YOUR PLANTS AND OFFICES THAT WERE ASSESSED (BY ENTITY OR STATUTORY AUTHORITIES OR THIRD PARTIES)
Child labour	100%
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	
Others	

10. PROVIDE DETAILS OF ANY CORRECTIVE ACTIONS TAKEN OR UNDERWAY TO ADDRESS SIGNIFICANT RISKS/ CONCERNS ARISING FROM THE ASSESSMENTS AT QUESTION 9 ABOVE

Not applicable, as no risks/ concerns observed across the above parameters as stated in question 9 above.

LEADERSHIP INDICATORS

1. DETAILS OF A BUSINESS PROCESS BEING MODIFIED / INTRODUCED AS A RESULT OF ADDRESSING HUMAN RIGHTS GRIEVANCES/COMPLAINTS

Business process were not modified / introduced as result of addressing human rights grievances/ complaints, as no concerns/ risks were observed.

2. DETAILS OF THE SCOPE AND COVERAGE OF ANY HUMAN RIGHTS DUE DILIGENCE CONDUCTED

We have a due diligence process under which human rights due diligence is conducted to identify the potential issues that may have been present in our business operations and the value chain. Some of the identified issues include child labor, forced labor, discrimination, harassment, collective bargaining and freedom of association.

3. IS THE PREMISE/ OFFICE OF THE ENTITY ACCESSIBLE TO DIFFERENTLY ABLED VISITORS, AS PER THE REQUIREMENTS OF THE RIGHTS OF PERSONS WITH DISABILITIES ACT, 2016

Yes. The premises/ offices of the Company, including the registered and corporate offices have ramps or have elevators and relevant infrastructure for differently abled individuals. Wheelchair accessible restrooms are available at certain premises.

4 DETAILS ON ASSESSMENT OF VALUE CHAIN PARTNERS

	% OF VALUE CHAIN PARTNERS (BY VALUE OF BUSINESS DONE WITH SUCH PARTNERS) THAT WERE ASSESSED
Child labour	We conduct periodic supplier risk assessments for our value chain partners through a third party to better understand our value chain risk exposure. In the last two years, we have assessed 28% of our global value chain partners on multiple ESG parameters. During the year, 10% of our value chain partners have been evaluated.
Forced/involuntary labour	
Sexual harassment Discrimination at workplace	
Wages	
Others – please specify	

5. PROVIDE DETAILS OF ANY CORRECTIVE ACTIONS TAKEN OR UNDERWAY TO ADDRESS SIGNIFICANT RISKS / CONCERNS ARISING FROM THE ASSESSMENTS AT QUESTION 4 ABOVE

Not applicable, as no risks/ concerns observed across the above parameters as stated in question 4 above.

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

ESSENTIAL INDICATORS

1 DETAILS OF TOTAL ENERGY CONSUMPTION (IN JOULES OR MULTIPLES) AND ENERGY INTENSITY

PARAMETERS	FY 2022-23	FY 2021-22
Total electricity consumption (A)	13,47,746	12,59,881
Total fuel consumption (B)	26,92,267	32,35,123
Energy consumption through other sources (C)	0	0
Total energy consumption (A+B+C)	40,40,013	44,95,004
Energy intensity per rupee of turnover (Total energy consumption/ turnover in rupees) GJ/INR Million	16.4	21
Energy intensity (optional) – the relevant metric may be selected by the entity	-	-

Note: Indicate if any independent assessment/ evaluation/ assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

2. DOES THE ENTITY HAVE ANY SITES / FACILITIES IDENTIFIED AS DESIGNATED CONSUMERS (DCS) UNDER THE PERFORMANCE, ACHIEVE AND TRADE (PAT) SCHEME OF THE GOVERNMENT OF INDIA. IF YES, DISCLOSE WHETHER TARGETS SET UNDER THE PAT SCHEME HAVE BEEN ACHIEVED. IN CASE TARGETS HAVE NOT BEEN ACHIEVED, PROVIDE THE REMEDIAL ACTION TAKEN, IF ANY

No

3 PROVIDE DETAILS OF THE FOLLOWING DISCLOSURES RELATED TO WATER

PARAMETERS	FY 2022 - 23	FY 2021 - 22
Water withdrawal by source (in kilolitres)		
(i) Surface water	48,931	53,293
(ii) Groundwater	10,69,076	10,40,154
(iii) Third party water	1,01,525	1,10,925
(iv) Seawater / desalinated water	0	0
v) Others (Municipal)	6,64,831	6,33,647
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	18,84,363	18,38,019
Total volume of water consumption (in kilolitres)	15,85,558	17,04,281
Water intensity per rupee of turnover (Fresh water consumed / turnover) KL/INR Million	7.5	8.3
Water intensity (optional) – the relevant metric may be selected by the entity	-	-

Note: Indicate if any independent assessment/ evaluation/ assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

4. HAS THE ENTITY IMPLEMENTED A MECHANISM FOR ZERO LIQUID DISCHARGE? IF YES, PROVIDE DETAILS OF ITS COVERAGE AND IMPLEMENTATION

Yes, we have implemented Zero Liquid Discharge (ZLD) facility at all our chemical technical operations and formulations plants (except one) in India. To avoid the discharge of untreated wastewater effluents, we use the ZLD water treatment engineering approach at 15 of our 21 global manufacturing facilities. All waste water is treated, contaminants are reduced to solids through ZLD, all the treated water is channelled back for usage in our utilities.

5 PLEASE PROVIDE DETAILS OF AIR EMISSIONS (OTHER THAN GHG EMISSIONS) BY THE ENTITY

PARAMETERS	UNITS	FY 2022-23	FY 2021 - 22
NOx	Metric Tonnes	111.1	103.5
SOx	Metric Tonnes	263	247.4
Particulate matter (PM)	Metric Tonnes	103.9	78.6
Persistent organic pollutants (POP)		Not available	
Volatile organic compounds (VOC)			
Hazardous air pollutants (HAP)			
Others – please specify			

Dr.Reddy's

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

PROVIDE DETAILS OF GREENHOUSE GAS EMISSIONS (SCOPE 1 AND SCOPE 2 EMISSIONS) & ITS INTENSITY

PARAMETERS	UNITS	FY 2022-23	FY 2021 – 22
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	2,14,257	3,02,466
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	1,37,627	1,66,247
Total Scope 1 and Scope 2 emissions per rupee of turnover (MT/INR Million)	-	1.4	2.2
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity	Not available	0	0

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

6. DOES THE ENTITY HAVE ANY PROJECT RELATED TO REDUCING GREEN HOUSE GAS EMISSION? IF YES, THEN PROVIDE DETAILS

We are investing in solar, wind and hydel projects, acquiring solar plants through joint ventures, moving from coal to cogeneration systems, and using briquette-based boilers rather than fuel oil-based boilers to reduce our greenhouse gas emissions and accelerate our green transition. For project details and impact, please refer to the environmental section of our Integrated Annual Report.

7 PROVIDE DETAILS RELATED TO WASTE MANAGEMENT BY THE ENTITY

PARAMETERS	FY 2022-23	FY 2021-22
Total Waste generated (in metric tonnes)		
Plastic waste (A)	385.2	472.9
E-waste (B)	5.3	4.8
Bio-medical waste (C)	163.1	169.1
Construction and demolition waste (D)	449.7	638.1
Battery waste (E)	90.8	58.7
Radioactive waste (F)	0	0
Other hazardous waste (includes used oil, off spec products, ZLD residue, organic solvents, chemical sludges, expiry chemicals, etc.) (G)	33,652	32,726.8
Other Non-hazardous waste generated (H) (includes briquettes ash, metal scrap and scrap equipment, drums, wooden pallets, waste GI ducts sheet, etc.) (Break-up by composition i.e. by materials relevant to the sector)	17,611.8	13,024.4
Total (A+B + C + D + E + F + G + H)	**52,347.8**	**47,094.7**
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
Category of waste		
(i) Recycled	10,331.3	7,640.6
(ii) Re-used	4,415.2	2755.5
(iii) Other recovery operations	3,949.2	3,962.6
Total	**18,695.8**	**14,358.7**
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste		
(i) Incineration	123.7	187.0
(ii) Landfilling	55.5	32.9
(iii) Other disposal operations	33,472.8	32,506.2
Total	**33,652.0**	**32,726.8**

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

8. BRIEFLY DESCRIBE THE WASTE MANAGEMENT PRACTICES ADOPTED IN YOUR ESTABLISHMENTS. DESCRIBE THE STRATEGY ADOPTED BY YOUR COMPANY TO REDUCE USAGE OF HAZARDOUS AND TOXIC CHEMICALS IN YOUR PRODUCTS AND PROCESSES AND THE PRACTICES ADOPTED TO MANAGE SUCH WASTES

We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorized vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill.

Other non-hazardous waste such as glass, MS scrap, wood waste, boiler ash etc. is sent to recyclers, cement industries for co-processing or to brick manufacturers.

We reduce waste through technological interventions and ongoing initiatives including sustainable packaging, waste source segregation, process optimization etc. For example, we have replaced plastic boxes with paper boxes for commercialized products (Practin tablets), removed triple laminated films and LDPE bags from primary packaging (Ibandronate tablets).

9. IF THE ENTITY HAS OPERATIONS/OFFICES IN/AROUND ECOLOGICALLY SENSITIVE AREAS (SUCH AS NATIONAL PARKS, WILDLIFE SANCTUARIES, BIOSPHERE RESERVES, WETLANDS, BIODIVERSITY HOTSPOTS, FORESTS, COASTAL REGULATION ZONES ETC.) WHERE ENVIRONMENTAL APPROVALS / CLEARANCES ARE REQUIRED, PLEASE SPECIFY DETAILS IN THE FOLLOWING FORMAT

Nil

10 DETAILS OF ENVIRONMENTAL IMPACT ASSESSMENTS OF PROJECTS UNDERTAKEN BY THE ENTITY BASED ON APPLICABLE LAWS, IN THE CURRENT FINANCIAL YEAR

NAME AND BRIEF DETAIL OF PROJECT	EIA NOTIFICATION NUMBER	DATE	WHETHER CONDUCTED BY INDEPENDENT EXTERNAL AGENCY (YES / NO)	RESULTS COMMUNICATED IN PUBLIC DOMAIN (YES / NO)	RELEVANT WEB LINK
Nil					

11. IS THE ENTITY COMPLIANT WITH THE APPLICABLE ENVIRONMENTAL LAW/ REGULATIONS/ GUIDELINES IN INDIA; SUCH AS THE WATER (PREVENTION AND CONTROL OF POLLUTION) ACT, AIR (PREVENTION AND CONTROL OF POLLUTION) ACT, ENVIRONMENT PROTECTION ACT AND RULES THEREUNDER (Y/N). IF NOT, PROVIDE DETAILS OF ALL SUCH NON-COMPLIANCES

Yes, the Company is compliant with the applicable environmental law/ regulations/ guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act and Environment protection act and rules thereunder.

LEADERSHIP INDICATORS

1 PROVIDE BREAK-UP OF THE TOTAL ENERGY CONSUMED (IN JOULES OR MULTIPLES) FROM RENEWABLE AND NON-RENEWABLE SOURCES

PARAMETERS	FY 2022-23	FY 2021-22
From renewable sources		
Total electricity consumption (A)	6,18,954	3,81,069
Total fuel consumption (B)	5,30,555	1,53,349
Energy consumption through other sources (C)	0	0
Total energy consumed from renewable sources (A+B+C)	11,49,510	5,34,418
From non renewable sources		
Total electricity consumption (D)	7,28,792	8,78,812
Total fuel consumption (E)	21,61,711	30,81,774
Energy consumption through other sources (F)	0	0
Total energy consumed from non-renewable sources (D+E+F)	28,90,503	39,60,586

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency – Yes.

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

2 PROVIDE THE FOLLOWING DETAILS RELATED TO WATER DISCHARGED

PARAMETERS	FY 2022-23	FY 2021-22
Water discharge by destination and level of treatment (in kilolitres)		
(i) To Surface water	0	0
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(ii) To Groundwater	0	0
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) To Seawater	0	0
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties (CETP)	1,49,433	1,33,738.2
- No treatment	0	0
- With treatment – please specify level of treatment	1,49,433	1,33,738
(v) Others	0	0
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	1,49,433	**1,33,738.2**

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency –

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

3 WATER WITHDRAWAL, CONSUMPTION AND DISCHARGE IN AREAS OF WATER STRESS (IN KILOLITRES): FOR EACH FACILITY / PLANT LOCATED IN AREAS OF WATER STRESS, PROVIDE THE FOLLOWING INFORMATION

(i) Name of the area: Hyderabad, Pydibhimavaram
(ii) Nature of operations: Manufacturing and R&D
(iii) Water withdrawal, consumption and discharge in the following format:

PARAMETERS	FY 2022-23	FY 2021-22
Water withdrawal by source (in kilolitres)		
(i) Surface water	33,880	40,975
(ii) Groundwater	5,99,544	4,68,156
(iii) Third party water	1,01,525	1,10,925
(iv) Seawater / desalinated water	0	0
(v) Others	3,72,773	3,34,593
Total volume of water withdrawal (in kilolitres)	11,07,722	9,54,649
Total volume of water consumption (in kilolitres)	9,58,794	9,50,874
Water intensity per rupee of turnover (Fresh water consumed / turnover) KL/INR Million	4.4	4.3
Water intensity (optional) – the relevant metric may be selected by the entity	0	0
(i) To Surface water	0	0
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(ii) To Groundwater	0	0
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) To Seawater	0	0
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third parties	3,830	3,775
- No treatment	0	0
- With treatment – please specify level of treatment	3,830	3,775
(v) Others	0	0
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	3,830	**3,775**

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

4 PLEASE PROVIDE DETAILS OF TOTAL SCOPE 3 EMISSIONS & ITS INTENSITY

PARAMETERS	UNITS	FY 2022-23	FY 2021 – 22
Total Scope 3 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available)	Metric tonnes of CO2 equivalent	9,21,055	9,20,600
Total Scope 3 emissions per rupee of turnover		3.8	4.3
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity		0	0

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency

Yes, independent assurance is carried out by DNV Business Assurance India Private Limited (DNV)

5. WITH RESPECT TO THE ECOLOGICALLY SENSITIVE AREAS REPORTED AT QUESTION 10 OF ESSENTIAL INDICATORS ABOVE, PROVIDE DETAILS OF SIGNIFICANT DIRECT & INDIRECT IMPACT OF THE ENTITY ON BIODIVERSITY IN SUCH AREAS ALONG-WITH PREVENTION AND REMEDIATION ACTIVITIES

Not applicable

6. IF THE ENTITY HAS UNDERTAKEN ANY SPECIFIC INITIATIVES OR USED INNOVATIVE TECHNOLOGY OR SOLUTIONS TO IMPROVE RESOURCE EFFICIENCY, OR REDUCE IMPACT DUE TO EMISSIONS / EFFLUENT DISCHARGE / WASTE GENERATED, PLEASE PROVIDE DETAILS OF THE SAME AS WELL AS OUTCOME OF SUCH INITIATIVES

During the year, we implemented Low Temperature Evaporator, Zero Liquid Discharge enhancements including steam strippers, Agitated Thin Film Dryer, and forced circulation evaporation systems to reuse water and waste, and minimize our energy consumption. We also automated Sewage Treatment Plants (STP) and Effluent Treatment Plants (ETP) infrastructure through our Digital Paani initiative.

7. DOES THE ENTITY HAVE A BUSINESS CONTINUITY AND DISASTER MANAGEMENT PLAN? GIVE DETAILS IN 100 WORDS/ WEB LINK

Yes. Dr. Reddy's has adopted a resilience strategy focusing on the ability to provide and maintain an acceptable level of service in the face of any planned or unplanned interruption related emergencies at its manufacturing facilities, IT, supply chain etc.

In our pursuit of operational excellence, we have embarked upon several change management initiatives across our organization, including information technology and automation in the areas of manufacturing, research and development, supply chain and shared services. Accordingly, there are continuous efforts to also strengthen our data resiliency.

8. DISCLOSE ANY SIGNIFICANT ADVERSE IMPACT TO THE ENVIRONMENT, ARISING FROM THE VALUE CHAIN OF THE ENTITY. WHAT MITIGATION OR ADAPTATION MEASURES HAVE BEEN TAKEN BY THE ENTITY IN THIS REGARD

There is no significant adverse impact to the environment, arising from the value chain partners. 100% of our critical and strategic suppliers have valid air, water & waste consent. 66% of our strategic partner's are also certified under ISO 14001 – Environmental Management System.

However, we also measure our Scope 3 emissions to address the emission hotspots in the value chain. To address the reduction in carbon footprint we have driven major projects around:

- Air to sea Shipment: 85% transition from air to sea shipment was observed.
- Truck Loadability: With appropriate planning and management, we have optimized the utilization of trucks resulting in a reduction of trips and overall carbon footprint.
- We encourage dedicated transporters to shift to CNG vehicles from diesel.
- We drive supplier engagement programs to help them opt for projects resulting in reduction of Carbon footprint.

9. PERCENTAGE OF VALUE CHAIN PARTNERS (BY VALUE OF BUSINESS DONE WITH SUCH PARTNERS) THAT WERE ASSESSED FOR ENVIRONMENTAL IMPACTS

We conduct periodic supplier risk assessments for our value chain partners through a third party to better understand our value chain risk exposure. In the last two years, we have assessed 28% of our global value chain partners on multiple ESG parameters. During the year, 10% of our value chain partners have been evaluated.

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

ESSENTIAL INDICATORS

1. A. NUMBER OF AFFILIATIONS WITH TRADE AND INDUSTRY CHAMBERS/ ASSOCIATIONS : 8

B LIST THE TOP 10 TRADE AND INDUSTRY CHAMBERS/ ASSOCIATIONS (DETERMINED BASED ON THE TOTAL MEMBERS OF SUCH BODY) THE ENTITY IS A MEMBER OF/ AFFILIATED TO

The Company is affiliated with 8 trade and industry chambers / associations.

SR.NO	NAME OF THE TRADE AND INDUSTRY CHAMBERS/ ASSOCIATIONS	REACH OF TRADE AND INDUSTRY CHAMBERS/ ASSOCIATIONS (STATE / NATIONAL)
1	National Council of the Confederation of Indian Industry (CII)	National
2	Board of Trade, Ministry of Commerce, Government of India	National
3	Indian Pharmaceutical Alliance	National
4	National Accreditation Board for Certification Bodies	National
5	the Life Sciences Advisory Committee	State
6	International Generic and Biosimilar medicines Association	National
7	Pharmaceutical Supply Chain Initiative (PSCI)	International
8	Asia Business Council	International

2 PROVIDE DETAILS OF CORRECTIVE ACTION TAKEN OR UNDERWAY ON ANY ISSUES RELATED TO ANTICOMPETITIVE CONDUCT BY THE ENTITY, BASED ON ADVERSE ORDERS FROM REGULATORY AUTHORITIES

NAME OF AUTHORITY	BRIEF OF THE CASE	CORRECTIVE ACTION TAKEN
	Nil	

LEADERSHIP INDICATORS

1 DETAILS OF PUBLIC POLICY POSITIONS ADVOCATED BY THE ENTITY

SL. NO.	PUBLIC POLICY ADVOCATED	METHOD RESORTED FOR SUCH ADVOCACY	WHETHER INFORMATION AVAILABLE IN PUBLIC DOMAIN? (YES/NO)	FREQUENCY OF REVIEW BY BOARD	WEB LINK, IF AVAILABLE
1	Making representation to the Securities and Exchange Board of India / Ministry of Corporate Affairs on various proposed changes in law in the larger economic interest of the common good	Representation made directly or through industry chambers/ associations	No	The Board reviews on quarterly basis	No
2	Advocacy and support for policies and regulatory framework that support R&D and intellectual property protections.	Through IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
3	Policy advocacy to help make medicines more affordable and accessible.	Representation made directly or through industry chambers/ associations	No	The Board reviews on need basis	No
4	Policy advocacy on reduction in counterfeiting & non standard quality drugs, Uniform Code of Pharmaceuticals Marketing Practices	Through IPA (Indian Pharmaceutical Alliance)	Yes	The Board reviews on need basis	https://www.ipa-india.org/
5	Proactively engage with lawmakers and policymakers on laws and regulations that addresses the issues faced by Pharma Industries for common good.	Representation made directly or through industry chambers/ associations	No	The Board reviews on need basis	No

The Company works closely with various trade and industry associations. This includes industry representations to the government and/ or regulators. The Company performs the function of policy advocacy in a transparent and responsible manner while engaging with all the authorities and takes into account the Company's as well as the larger national interest. The Company believes that policy advocacy must preserve and expand the public good and thus, it does not advocates any policy change to benefit itself or a select few. We have also actively participated in several notable industry events and forums lending our voice and perspectives to shape a holistic healthcare ecosystem.

PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

ESSENTIAL INDICATORS

1 DETAILS OF SOCIAL IMPACT ASSESSMENTS (SIA) OF PROJECTS UNDERTAKEN BY THE ENTITY BASED ON APPLICABLE LAWS, IN THE CURRENT FINANCIAL YEAR

NAME AND BRIEF DETAILS OF PROJECT	SIA NOTIFICATION NO.	DATE OF NOTIFICATION	WHETHER CONDUCTED BY INDEPENDENT EXTERNAL AGENCY (YES / NO)	RESULTS COMMUNICATED IN PUBLIC DOMAIN (YES / NO)	RELEVANT WEB LINK
During the year ended FY 2023, there were no new projects/ capacity expansion of existing projects which requires Environmental Clearance or Social Impact Assessment.					

2 PROVIDE INFORMATION ON PROJECT(S) FOR WHICH ONGOING REHABILITATION AND RESETTLEMENT (R&R) IS BEING UNDERTAKEN BY YOUR ENTITY

SL.NO.	NAME OF PROJECT FOR WHICH R&R IS ONGOING	STATE	DISTRICT	NO. OF PROJECT AFFECTED FAMILIES (PAFS)	% OF PAFS COVERED BY R&R	AMOUNTS PAID TO PAFS IN THE FY (IN INR)
			Nil			

3. DESCRIBE THE MECHANISMS TO RECEIVE AND REDRESS GRIEVANCES OF THE COMMUNITY

Most of the activities are carried out in discussion and agreement with the community members. In case of any grievance, the community leaders can reach out to the Company's point of contact (POC) at each of the units. The POC is directly and easily accessible to the community to address any concerns that may arise. Depending on the nature of complaint, relevant stakeholders are engaged to resolve any issue.

4 PERCENTAGE OF INPUT MATERIAL (INPUTS TO TOTAL INPUTS BY VALUE) SOURCED FROM SUPPLIERS

PARAMETERS	FY 2022-23[1]	FY 2021 - 22[1]
Directly sourced from MSMEs/ small producers	2.6	1.7
Sourced directly from within the district and neighbouring districts	30.6	38.4

[1] As per Ind AS standalone financial statements

LEADERSHIP INDICATORS

1 PROVIDE DETAILS OF ACTIONS TAKEN TO MITIGATE ANY NEGATIVE SOCIAL IMPACTS IDENTIFIED IN THE SOCIAL IMPACT ASSESSMENTS (REFERENCE: QUESTION 1 OF ESSENTIAL INDICATORS ABOVE)

SR.	DETAILS OF NEGATIVE SOCIAL IMPACT IDENTIFIED	CORRECTIVE ACTION TAKEN
	During the year ended FY 2023, there were no new projects/ capacity expansion of existing projects which requires Environmental Clearance or Social Impact Assessment.	

2 PROVIDE THE FOLLOWING INFORMATION ON CSR PROJECTS UNDERTAKEN BY YOUR ENTITY IN DESIGNATED ASPIRATIONAL DISTRICTS AS IDENTIFIED BY GOVERNMENT BODIES

SL. NO.	STATE	ASPIRATIONAL DISTRICT	AMOUNT SPENT (₹)
1	Andhra Pradesh	Vizianagaram	64,88,200
2	Andhra Pradesh	Vizianagaram	71,80,349
3	Andhra Pradesh	Visakhapatnam	2,99,61,987
4	Jharkhand	Ranchi	39,58,460

3. (A) DO YOU HAVE A PREFERENTIAL PROCUREMENT POLICY WHERE YOU GIVE PREFERENCE TO PURCHASE FROM SUPPLIERS COMPRISING MARGINALIZED/ VULNERABLE GROUPS?

No, as stated in our Code of Business Conduct and Ethics (COBE), we do not discriminate on any basis while selecting our suppliers and provide equal opportunities for engagement to all potential suppliers. We encourage working with local suppliers or suppliers that are close to our facilities (including small-scale industries). However, we have not specifically considered marginalized/ vulnerable groups in our supplier qualifying criteria.

(B) FROM WHICH MARGINALIZED / VULNERABLE GROUPS DO YOU PROCURE

Not applicable

(C) WHAT PERCENTAGE OF TOTAL PROCUREMENT (BY VALUE) DOES IT CONSTITUTE

Not applicable

4	DETAILS OF THE BENEFITS DERIVED AND SHARED FROM THE INTELLECTUAL PROPERTIES OWNED OR ACQUIRED BY YOUR ENTITY (IN THE CURRENT FINANCIAL YEAR), BASED ON TRADITIONAL KNOWLEDGE			
SR.	INTELLECTUAL PROPERTY BASED ON TRADITIONAL KNOWLEDGE	OWNED/ ACQUIRED (YES/NO)	BENEFIT SHARED (YES / NO)	BASIS OF CALCULATING BENEFIT SHARE
	Not Applicable			

5	DETAILS OF CORRECTIVE ACTIONS TAKEN OR UNDERWAY, BASED ON ANY ADVERSE ORDER IN INTELLECTUAL PROPERTY RELATED DISPUTES WHEREIN USAGE OF TRADITIONAL KNOWLEDGE IS INVOLVED		
SR.	NAME OF AUTHORITY	BRIEF OF THE CASE	CORRECTIVE ACTION TAKEN
	Not Applicable		

6 DETAILS OF BENEFICIARIES OF CSR PROJECTS

SR.NO.	CSR PROJECTS	NO. OF PERSONS BENEFITTED FROM CSR PROJECTS	% OF BENEFICIARIES FROM VULNERABLE AND MARGINALIZED GROUP
1	School Improvement Programme	65,728	99.5% of the CSR projects are implemented with an objective to reach out to the vulnerable and marginalised communities, including persons with disabilities, elderly, women and children from the less privileged socio-economic sections of the society
2	Kallam Anji Reddy Vidyalaya	2,339	
3	Kallam Anji Reddy Vocational Junior College	802	
4	Scholarship for Women in Science	81	
5	GROW	1,003	
6	GROW -PwD	952	
7	High Quality Health Care Skilling	406	
8	Employability Training and Vocational Training to Persons with Disability	88	
9	Farmer Field Schools	8,334	
10	Making Integrated Transformation for Resourceful Agriculture	30,196	
11	Life at Door Step - Palliative Care Programme	615	
12	Nutrition support to TB patients	595	
13	Transforming Lives through Plant Based Nutrition	1,625	
14	Mamatha Nutritional Support Programme for Children Living with HIV	150	
15	Primary Health Centre - Upgradation	6,939	
16	Community Health Intervention Programme	1,28,923	
17	Roshni Tele-counselling Helpline	3,074	
18	Action for Climate and Environment	29,371	
	Grand Total	**3,31,861**	

PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

ESSENTIAL INDICATORS

1. DESCRIBE THE MECHANISMS IN PLACE TO RECEIVE AND RESPOND TO CONSUMER COMPLAINTS AND FEEDBACK

We have a CSC helpline that receives calls, including complaints from consumers and directs them to relevant departments basis the nature of complaint. There are TAT (turnaround timelines) for each type of complaint at the various department levels. CSC only directs it to the respective internal stakeholder

2	TURNOVER OF PRODUCTS AND/ SERVICES AS A PERCENTAGE OF TURNOVER FROM ALL PRODUCTS/SERVICE THAT CARRY INFORMATION ABOUT
	AS A PERCENTAGE OF TOTAL TURNOVER
Environmental and social parameters relevant to the product	We comply with the relevant laws and regulations of the countries we operate in with respect to disclosure of information on environmental and social parameters relevant to the products. 100% of our formulation products, representing around 87% of our overall revenue, carry information about safe and responsible usage on product labelling and package inserts. Further, based on the legal requirements and guidelines in the countries of our operations, we include instructions on safe disposal of products.
Safe and responsible usage	
Recycling and/ or safe disposal	

3 NUMBER OF CONSUMER COMPLAINTS IN RESPECT OF THE FOLLOWING

CATEGORY	FY 2022-23			FY 2021-22		
	RECEIVED DURING THE YEAR	PENDING RESOLUTION AT END OF YEAR	REMARKS	RECEIVED DURING THE YEAR	PENDING RESOLUTION AT END OF YEAR	REMARKS
Data Privacy	Nil	Nil	-	Nil	Nil	-
Advertising	Nil	Nil	-	Nil	Nil	-
Cyber-security	Nil	Nil	-	Nil	Nil	-
Delivery of essential services	Nil	Nil	-	Nil	Nil	-
Restrictive Trade Practices	Nil	Nil	-	Nil	Nil	-
Unfair Trade Practices	Nil	Nil	-	Nil	Nil	-
Other	Nil	Nil	-	Nil	Nil	-

4 DETAILS OF INSTANCES OF PRODUCT RECALLS ON ACCOUNT OF SAFETY ISSUES

DETAILS OF INSTANCES OF PRODUCT RECALLS ON ACCOUNT OF SAFETY ISSUES	NUMBER	REASONS FOR RECALL
Voluntary recalls	22	Due to Out of Specification results in various tests (15) Due to incidents reported (2) Due to various market complaints received (3) Due to others reasons (2)
Forced recalls	0	-

5. DOES THE ENTITY HAVE A FRAMEWORK/ POLICY ON CYBER SECURITY AND RISKS RELATED TO DATA PRIVACY? (YES/ NO) IF AVAILABLE, PROVIDE A WEB-LINK OF THE POLICY

Yes, we have internal policy/procedures related to Information Security Management Systems and Global Data Privacy framework which is shared with the relevant stakeholders. The policies are also available on the intranet platform of the Company.

6. PROVIDE DETAILS OF ANY CORRECTIVE ACTIONS TAKEN OR UNDERWAY ON ISSUES RELATING TO ADVERTISING, AND DELIVERY OF ESSENTIAL SERVICES; CYBER SECURITY AND DATA PRIVACY OF CUSTOMERS; RE-OCCURRENCE OF INSTANCES OF PRODUCT RECALLS; PENALTY/ ACTION TAKEN BY REGULATORY AUTHORITIES ON SAFETY OF PRODUCTS/ SERVICES

No such incident

LEADERSHIP INDICATORS

1. CHANNELS/ PLATFORMS WHERE INFORMATION ON PRODUCTS AND SERVICES OF THE ENTITY CAN BE ACCESSED (PROVIDE WEB LINK, IF AVAILABLE)

Channels/ platforms where information on products of the Company can be accessed are as follows:

https://www.drreddys.com/australia/
https://www.drreddys.co/
https://www.drreddys.cl/
https://www.drreddys.com/china/
https://www.reddypharma.fr/
https://www.betapharm.de/
https://www.drreddys.com/india/
https://www.drreddys.ro/
https://www.drreddys.com/russia/
https://www.drreddys.com/south-africa/
https://www.drreddys.es/
https://www.drreddysusa.com/
https://www.bexcelmyanmar.com/
https://api.drreddys.com/product
https://www.aronix.co.uk/home
https://drreddysnutrition.com/
https://mintophair.com/
https://www.drreddysvenusia.com/

2. STEPS TAKEN TO INFORM AND EDUCATE CONSUMERS ABOUT SAFE AND RESPONSIBLE USAGE OF PRODUCTS AND/ OR SERVICES

Dr. Reddy's conducts promotional and non-promotional meetings. In these meetings, we educate Clinical Pharmacy (CPs) on responsible usage of our products. Our new products also carry a detailed information leaflet on the safe use of the product.

3. MECHANISMS IN PLACE TO INFORM CONSUMERS OF ANY RISK OF DISRUPTION/ DISCONTINUATION OF ESSENTIAL SERVICES

During the year, there were no major disruptions of critical services of the Company. Issues that are bound to arise in any customer/supplier relationship, there is continual communication maintained with customers these help to identify problems before they become serious and allows both parties to work for resolution of the same. The Company's teams focus on quality and customer service, continue to strengthen our relationship and position Dr. Reddy's as a trusted partner.

4. DOES THE ENTITY DISPLAY PRODUCT INFORMATION ON THE PRODUCT OVER AND ABOVE WHAT IS MANDATED AS PER LOCAL LAWS (YES/ NO/ NOT APPLICABLE) IF YES, PROVIDE DETAILS IN BRIEF

The Company understands the importance of fair disclosure of the description of its products and thereby, ensures to disclose, truthfully and factually, such relevant information including risks about the product, as may be required statutorily, through labelling so that the consumers can exercise their freedom to consume in a responsible manner. The Company has always believed in being transparent with its customers by providing all the relevant details.

DID YOUR ENTITY CARRY OUT ANY SURVEY WITH REGARD TO CONSUMER SATISFACTION RELATING TO THE MAJOR PRODUCTS / SERVICES OF THE ENTITY, SIGNIFICANT LOCATIONS OF OPERATION OF THE ENTITY OR THE ENTITY AS A WHOLE

The Company engages with its consumers on an ongoing basis and conducts methodical research on their satisfaction with respect to its products.

5. PROVIDE THE FOLLOWING INFORMATION RELATING TO DATA BREACHES

a. Number of instances of data breaches along-with impact: **Nil**

b. Percentage of data breaches involving personally identifiable information of customer: **Nil**



CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE REPORT

Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "Company") strongly believes that robust corporate governance is the bedrock for sustainable performance, achieving long-term corporate goals and enhancing stakeholders value. The timely disclosures, transparent accounting policies coupled with a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders' trust and maximising long-term corporate value.

The Company's corporate governance framework has the following main principles:

- Appropriate composition, diversity and size of the Board, with each director bringing in key expertise in different areas.
- Proactive flow of accurate information to members of the Board and Board Committees to enable effective discharge of fiduciary duties.
- Ethical business conduct by the Board, management and employees.
- Well-developed systems of internal controls, risk management and financial reporting.
- Protection and facilitation of shareholders' rights.
- Adequate, timely and accurate disclosure of all material operational and financial information to stakeholders.

We being a global pharmaceutical Company are committed to provide access to affordable and innovative medicines, driven by our purpose – **'Good Health Can't Wait'.** In pursuit of providing affordable and innovative medicines for healthier lives, we create an environment of innovation and learning while continuously reaching for higher levels of excellence in corporate governance and sustained performance. This purpose guides our organisational decisions and anchors our every action.

The Securities and Exchange Board of India ("SEBI") regulates corporate governance norms for listed companies in India through the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"). We are in compliance with all the corporate governance norms of the SEBI Listing Regulations. We are also in compliance with the applicable Corporate Governance Guidelines of the New York Stock Exchange, Inc. ("NYSE") and NSE IFSC Exchange Rules.

This chapter, together with information given in the chapters on *Management Discussion and Analysis* and *Additional Shareholders' Information*, constitute our Corporate Governance Report for the financial year ended March 31, 2023 ("FY2023").

BOARD OF DIRECTORS

The Company has an experienced, diverse, active and a well-informed Board. The Board provides leadership, strategic guidance, objective and independent views to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure. It regularly reviews the Company's governance, strategies, risk and compliance framework, business plans, and organisation structure to align with the highest global standards.

The Board's responsibility includes exercising appropriate control to ensure that the Company is managed efficiently to fulfil stakeholders' aspirations, exercising independent judgment on corporate affairs. The Board acts in long term interests of the shareholders and other stakeholders without conflict and make informed decisions and exercise due care and diligence in overseeing the management of the business of the Company.

COMPOSITION

The Company has an optimum combination of Executive and Non-executive Directors which is in conformity with the Companies Act, 2013 ("Act"), the SEBI Listing Regulations and the Corporate Governance Guidelines of the NYSE Listed Company Manual.

In terms of Regulation 17 of the SEBI Listing Regulations, at least 50% of the board should comprise non-executive independent directors with at least one woman director. The Board periodically evaluates the need for change in its composition and size. However, target share of the Independent Directors on the Board of the Company is not less than two-third of the total number of Directors on the Board. As on March 31, 2023, 78% of the Board members are independent.

As on March 31, 2023, the Board consists of 9 Directors, comprising of two Promoter Executive Directors, i.e. the Chairman of the Board and the Co-Chairman and Managing Director, and seven Independent Directors. The Board consists of three Women Independent Directors. The detailed profile of the Directors are available on the Company's website: *https://www.drreddys.com/meet-our-leadership*

Table 1 gives details of Directors' individual competence, expertise and skills.

KEY SKILLS/ EXPERTISE/ COMPETENCIES OF THE BOARD OF DIRECTORS

The Board of Directors of the Company are adequately structured to ensure Board diversity by age, gender, education/ qualification, skills, geography and industry experience. The following core skills/ expertise/ competencies, as required in the context of business have been identified by the Board for its effective functioning and the same is mapped against each of the Directors. The Directors have expertise in the fields of strategy, management and governance, finance, human resource, science, technology and operations, sustainability, among others.

TABLE 1 DETAILS OF DIRECTOR'S INDIVIDUAL COMPETENCE, EXPERTISE AND SKILLS

NAME	STRATEGY	MANAGEMENT AND GOVERNANCE	FINANCE	HUMAN RESOURCE	SCIENCE, TECHNOLOGY AND OPERATIONS	SUSTAINABILITY
Mr. K Satish Reddy[1]	✓	✓	✓	✓	✓	✓
Mr. G V Prasad[1]	✓	✓	✓	✓	✓	✓
Ms. Kalpana Morparia	✓	✓	✓	✓		✓
Dr. Bruce L A Carter[1,2]	✓	✓		✓	✓	
Mr. Sridar Iyengar	✓		✓			
Mr. Prasad R Menon[1,3]	✓	✓	✓	✓		
Mr. Leo Puri	✓	✓	✓	✓		
Ms. Shikha Sharma	✓	✓	✓	✓		
Mr. Allan Oberman[1,4]	✓	✓		✓	✓	
Dr. K P Krishnan	✓	✓	✓			✓
Mr. Arun M Kumar[5]	✓	✓	✓			
Ms. Penny Wan[1]	✓	✓	✓	✓		
Dr. Claudio Albrecht[1,6]	✓	✓	✓		✓	✓

[1]*Directors having industry experience.*
[2]*Term ended on July 30, 2022, as an Independent Director.*
[3]*Term ended on October 29, 2022, as an Independent Director.*
[4]*Resigned effective on January 8, 2023, as an Independent Director.*
[5]*Appointed as an Independent Director with effect from August 1, 2022.*
[6]*Appointed as an Independent Director with effect from May 10, 2022.*

The Board members disclose to the Company on an annual basis about the Board and Board Committee positions she/he occupies in other companies, and notify it of any changes regarding their directorships and committee positions. In addition, the Independent Directors provide an annual confirmation that they meet the criteria of independence as defined under Indian laws. All Independent Directors have completed the registration with the Independent Director's Databank. Requisite disclosures have been received from the directors in this regard. **Table 2** gives the composition of our Board, along with all relevant details.

TABLE 2 COMPOSITION OF BOARD AND THEIR DIRECTORSHIPS AS ON MARCH 31, 2023

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS UNDER SECTION 165 OF THE COMPANIES ACT, 2013		OTHER DIRECTORSHIPS[2]	COMMITTEE MEMBERSHIPS[3]	CHAIRMANSHIP IN COMMITTEES[3]
				PUBLIC COMPANIES[1]	PRIVATE COMPANIES			
Executive Directors (Promoters)								
Mr. K Satish Reddy	Chairman	Brother-in-law of Mr. G V Prasad[4]	January 18, 1993	6	8	6	1	–
Mr. G V Prasad	Co-Chairman and Managing Director	Brother-in-law of Mr. K Satish Reddy[4]	April 8, 1986	6	3	2	1	–
Non-Executive Independent Directors								
Ms. Kalpana Morparia	Independent Director	None	June 5, 2007	2	–	2	3	2
Mr. Sridar Iyengar	Independent Director	None	August 22, 2011	3	–	2	3	2
Mr. Leo Puri	Independent director	None	October 25, 2018	2	2	–	1	–
Ms. Shikha Sharma	Independent director	None	January 31, 2019	5	–	–	3	0
Dr. K P Krishnan	Independent Director	None	January 7, 2022	2	3	0	2	1
Ms. Penny Wan	Independent Director	None	January 28, 2022	1	–	–	–	–
Mr. Arun M Kumar[5]	Independent Director	None	August 1, 2022	1	–	1	1	0

[1]Including directorships in the Company

[2]Other Directorships are those, which are not covered under Section 165 of the Act.

[3]Membership/ Chairmanship in Audit Committee and Stakeholders' Relationship Committee of all public limited companies, whether listed or not, including the Company are considered. Membership/ Chairmanship of foreign companies, private limited companies and companies under Section 8 of the Act, have been excluded. Membership/Chairmanship of our Company's Nomination, Governance and Compensation Committee; Science, Technology and Operations Committee; Sustainability and Corporate Social Responsibility Committee; Risk Management Committee; and Banking and Authorisations Committee are also excluded. Committee membership includes details of chairmanship.

[4]Mr. K Satish Reddy (Chairman) and Mr. G V Prasad (Co-Chairman and Managing Director) are not 'relative' as defined under Section 2(77) of the Act.

[5]Appointed as an Independent Director with effect from August 1, 2022.

None of the directors serves as an Independent Director in more than seven listed companies.

None of the directors holds directorships in more than ten public limited companies.

TERM OF BOARD MEMBERSHIP

Based on recommendations of the Nomination, Governance and Compensation Committee ("NGCC"), the Board considers the appointment and re-appointment of Directors.

Section 149(10) of the Act, provides that an independent director shall hold office up to five consecutive years on the Board of a company from the date of appointment and shall be eligible for re-appointment for a second term of up to five consecutive years on passing of a special resolution by the members. Moreover, independent directors cannot retire by rotation. Further, Regulation 25(2A) of the SEBI Listing Regulations, provides that appointment, re-appointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution.

During FY2023, the members of the Company approved the appointment of Mr. Arun M Kumar (DIN: 09665138) as an Independent Director of the Company in terms of Section 149 of the Act and applicable provisions of the SEBI Listing Regulations through Postal Ballot process, with effect from August 1, 2022.

Section 152 of the Act, states that one-third of the Board members, other than independent directors, who are subject to retire by rotation, shall retire at every Annual General Meeting ("AGM") and be eligible for re-appointment, if approved by the members. During FY2023, Mr. K Satish Reddy (DIN: 00129701), who retired by rotation, was re-appointed at the 38th AGM under Section 152 of the Act. Mr. K Satish Reddy was also re-appointed as a Whole-time Director, designated as Chairman, for a period of five years with effect from October 1, 2022.

Mr. G V Prasad (DIN: 00057433) retires by rotation at the forthcoming AGM and being eligible, seeks re-appointment. Therefore, at the forthcoming AGM, approval of members is being sought for re-appointment of Mr. G V Prasad, who retires by rotation and, being eligible, offers himself for re-appointment, as Director, designated as Co-Chairman and Managing Director of the Company.

BOARD PROCEDURE

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Recommending any new member on the Board is the responsibility of the NGCC of the Board, which consists entirely of Independent Directors. Given the existing composition of the Board, the years left of the existing members to serve on the Board, and the need for new domain expertise the NGCC evaluates the balance of skills, knowledge and experience on the Board as well as description of the role and capabilities required of a Director on the Board. When such a need becomes apparent, the NGCC reviews potential candidates in terms of their expertise, attributes, personal and professional backgrounds and their ability to attend meetings. It then places its recommendation of the shortlisted candidate(s) to the Board for its consideration. If the Board approves, the person is appointed as an Additional Director. Thereafter, the approval of members is sought in terms of the provisions of the Act and the SEBI Listing Regulations.

INDEPENDENT DIRECTORS

The Act and the SEBI Listing Regulations, *inter alia*, define an 'independent director' as a person who, including his/ her relatives, is or was not a promoter or employee or key managerial personnel of the company or its subsidiaries. Further, the person and his/ her relatives should not have a material pecuniary relationship or transactions with the Company or its subsidiaries, during the three immediate preceding financial years or during the current financial year, apart from receiving remuneration as an independent director. There are various other conditions prescribed for independent directors under the provisions of the Act and the SEBI Listing Regulations.

We abide by these definitions of Independent Director, in addition to the definition of an Independent Director as laid down in the New York Stock Exchange ("NYSE") Listed Company Manual and other provisions by virtue of our listing on the NYSE in the US.

Based on the disclosures received from all Independent Directors, the Board has formed an opinion that the Independent Directors fulfil the conditions specified in the Act and the SEBI Listing Regulations, and are independent of the Management.

As on March 31, 2023, the Company has 7 Non-Executive Independent Directors (including 3 Women Directors) which comprise 78% of the total strength of the Board of Directors. The maximum tenure of the Independent Directors is in accordance with the Act and the SEBI Listing Regulations. The NGCC identifies candidates based on certain criteria laid down and takes into consideration the need for diversity of the Board which, *inter alia*, includes skills, knowledge, gender and experience and accordingly makes its recommendations to the Board.

MEETINGS OF INDEPENDENT DIRECTORS

Schedule IV of the Act and Regulation 25 of the SEBI Listing Regulations mandate that the independent directors of the Company shall hold at least one meeting in a year, without the attendance of non-independent directors and members of the management. To exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the Independent Directors to have meetings without the presence of the executive management.

During FY2023, our Independent Directors met four times in sessions without the presence of Executive Directors and other members of the Management. The Company is ready to facilitate more such sessions as and when required by the Independent Directors. During these meetings, the Independent Directors reviewed the performance of the Company and of the Chairman, Co-chairman and Managing Director, its Senior Management and the Board. Corporate strategy, risks, competition, succession planning for the Board and Senior Management and the quality of information given to the Board were also discussed.

TERMS AND CONDITIONS OF APPOINTMENT OF INDEPENDENT DIRECTORS

All the Independent Directors of the Company have been appointed as per the provisions of the Act and the SEBI Listing Regulations, and formal letter of appointment are issued to the Independent Directors. As required by Regulation 46 of the SEBI Listing Regulations, the terms and conditions of their appointment have been disclosed on the website of the Company at *https://www.drreddys.com/investor#governance#policies-and-documents*

FAMILIARIZATION PROCESS FOR INDEPENDENT DIRECTORS

To familiarise a new Independent Director with the Company, an induction kit containing documents about the Company is provided. It contains, *inter alia*, information such as its Annual Reports, Sustainability Reports, Investor Presentations, recent Press Releases, Research Reports, Code of Business Conduct and Ethics (COBE) and the Memorandum and Articles of Association and a brief on Company's Board practices. The new Independent Director individually meets with Board members and Senior Management. Visits to plants and research locations are organised for the Director to understand the Company's operations.

We believe that the Board should be continuously empowered with knowledge of latest developments affecting the Company and the industry. Apart from regular presentations on the Company's business strategies and associated risks, expositions are made on various topics covering the pharmaceutical industry.

Updates on relevant statutory changes and judicial pronouncements around industry related laws are regularly circulated to the Directors. They also visit the Company's manufacturing and research locations. Each Director has complete access to any of the Company's information and full freedom to interact with the Senior Management.

Details of the familiarisation programs for Independent Directors are available on the Company's website: *https://drreddys.com/cms/sites/default/files/2023-06/Familiarisation%20programs%202023.pdf*

LETTER OF APPOINTMENT

Upon appointment of an Independent Director, a formal appointment letter is being given containing, *inter alia*, the terms of appointment, roles, functions, duties and responsibilities, the Company's Code of Conduct, disclosures and confidentiality. Such terms and conditions are available on the Company's website: *https://www.drreddys.com/investor#governance#policies-and-documents*

RETIREMENT AND RESIGNATION OF INDEPENDENT DIRECTORS

Dr. Bruce L A Carter retired from the position of the Independent Director of the Company with effect from close of business hours on July 30, 2022, on completion of his second term as an Independent Director. Mr. Prasad R Menon retired from the position of the Independent Director of the Company with effect from close of business hours on October 28, 2022, on completion of his term as an Independent Director. The Board placed on record its sincere appreciation for their valuable contribution made by them as the Independent Director of the Company as well as the Chairmanship/ membership of the various Board Committees.

Mr. Allan Oberman, resigned from the position of the Independent Director of the Company with effect from close of business hours on January 6, 2023, as he was moving to a commitment outside the Company that will not allow him to be able to devote sufficient time for his responsibilities as an Independent Director of the Company. Mr. Allan in his resignation letter confirmed that there were no other material reasons for his resignation before the expiry of his current tenure. The Board has placed on record its sincere appreciation for his valuable contribution as a Board member.

LEAD INDEPENDENT DIRECTOR

Mr. Prasad R Menon's term as an Independent Director (Lead Independent Director) of the Company was ended on October 29, 2022. Consequently, the Board has appointed Ms. Kalpana Morparia, Independent Director of the Company, as the Lead Independent Director, with effect from October 30, 2022. The role of the Lead Independent Director includes presiding over all meetings of Independent Directors, provide objective feedback of the independent directors as a group to the Board on various matters, liaise between the Promoters, Chairman/ Co-Chairman, CEO and Independent Directors on contentious matters for consensus building, assist in further strengthening the Board effectiveness and governance practices, including suggestions on agenda items for Board/ Committee meetings on behalf of the Independent Directors, among others.

BOARD EVALUATION

One of the key functions of the Board and the NGCC is to monitor and review the Board evaluation framework. The Board works with the NGCC to lay

down the evaluation criteria for the performance of the Chairman, the Board, Board Committees, and Executive/ Non-executive/ Independent Directors through peer evaluation, excluding the director being evaluated.

In compliance with the provisions of the Act and Regulation 17(10) of the SEBI Listing Regulations, to improve the effectiveness of the Board and its Committees, as well as that of each individual Director, a formal Board review is undertaken on an annual basis.

BOARD EVALUATION CRITERIA AND PROCESS

An independent external agency, EgonZehnder, a leadership advisory firm on Board matters, was engaged to conduct the Board evaluation for FY2023. The evaluation process focused on Board process, Board dynamics, Committee effectiveness, Director's skills, active participation and softer aspects, and information flow to the Board or its Committees, among other matters. The exercise entailed a detailed process in which independent senior experts from the agency evaluated the Board processes, individual Directors' participation and their engagement in the meeting. The methodology included techniques such as questionnaires and one-on-one discussions/ interviews with the Board members and Senior Management, etc. The summary findings/ recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed. The aspects of succession planning and Committee composition were also considered.

The evaluation process broadly covered the following parameters:

Board – • Board structure and composition, • Board meetings, information flow and agenda, • Board culture, relationships and dynamics, • strategy, business performance and ESG, • talent management and succession planning, • risk management, • continuous improvement, etc.

Board Committees – • Overall Committees of the Board, • composition and diversity, • leadership of the Chair, • meetings frequency and duration, • succession planning of the Committee members, • interaction with management, quality of discussions, • stay abreast of novel scientific and technological developments and innovations, • quality of agenda and supporting documents, etc.

Individual Directors – • Attendance in meetings, • experience and expertise, • participation and contribution in Board deliberation, • preparedness in subjects, • understanding of governance, regulatory, financial and fiduciary requirements, • stay up to date and brings insight on the industry, • up to date on corporate governance trends and development, • focused on improving shareholders value, • understanding of organisation's strategy and risk environment, sufficiently challenges management to set and stretch goals, • maintain high standards of ethics, integrity, confidentiality and adherence to the Code of Conduct, • strong desire to make the Board an even better version of itself, etc.

Chairman and Co-Chairman – Evaluated on the above parameters for individual Directors. Additionally, evaluated on effective leadership, moderatorship and conduct of impartial discussions, seeking participation from Board members and availability for other Board members and constructive feedback.

OUTCOME AND ACTION PLAN OF BOARD EVALUATION PROCESS FROM FY2023

The Board evaluation process acknowledged the following positives:

- Authenticity, integrity and sense of purpose characterizes the Dr. Reddy's Board. The Board is justifiably proud of the Company's reputation, purpose and growth aspirations.
- Dr. Reddy's Board is a functioning and engaged Board and focused on contributing to the Company.
- The Board is recognized for keeping the interest of all stakeholders in perspective.
- The Board performs its governance and fiduciary duties with great thoroughness.
- The Board members recognizes that there is room for debate at Board and Committee meetings.
- There is satisfaction with the number and frequency of Board and Committee meetings, the meeting calendar, corporate secretarial practices and flow of the Board and Committee meetings.
- The Board committees are in conformance to the regulatory guidelines.
- The Independent Directors' meetings led by Lead Independent Director, are seen as meaningful and of value.
- There was satisfaction expressed on the leadership of Chief Executive Officer, business performance and Management Council stability.

The Board was satisfied with the evaluation process and outcome. Directors engagement, experience, diversity and expertise. The Board Committees were also found to be effective in terms of its composition, functioning and contribution. The evaluation process acknowledged that the Board and Board committees have spent sufficient time on future business strategies and other long-term and short-term growth plans, operational matters including review of business and functional updates, financial results and other regulatory approvals, and leadership succession planning, governance matters and internal controls.

The Board evaluation process through independent external agency has *inter alia* identified the following focus areas:

- Transition and composition of the Board: the transition of tenured and valued Board members, diversity on the Board, enhancing presence of science/ pharma/ innovation/ technical proficiency.
- Board meetings: Deeper and altered induction program for new Directors, initiate dialogue with Board members to leverage their strengths or personal goals.
- Board processes and relationships: richer dialogue on performance data with greater external market insights/ industry, enhanced interactions and occasional engagement outside the Boardroom.
- Succession and talent: greater depth and clarity on succession planning of Senior Management, succession planning of Lead Independent Director and Committee chairs.

The Board also discussed the action taken consequent to the previous Board evaluation for FY2022 and was satisfied with the status of progress of the same.

SUCCESSION PLANNING FOR THE BOARD AND SENIOR MANAGEMENT

The Company strives to maintain an appropriate balance of skills and experience in the Board and within the Company, in an endeavor to introduce new perspectives while maintaining experience and continuity. Additionally, promoting Senior Management within the organisation motivates and fuels the ambitions of the talent force to earn future leadership roles. The NGCC works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and to Senior Management positions.

During FY2023, the Board and the NGCC have spent considerable time on the succession planning of the Independent Directors, in view of the retirement of few Independent Directors during the year and also for the Independent Directors due for retirement in the FY2024 and FY2025, as per statutory requirements. Consequently, the Company has appointed Independent Directors, Mr. Arun M Kumar, effective from August 1, 2022 and Dr. Claudio Albrecht effective from May 10, 2023.

Beside succession planning of the Board, the NGCC also reviews succession planning of select Senior Management positions and was satisfied with the deliberation, time spent and process followed for succession planning.

DIRECTORS' SHAREHOLDING IN THE COMPANY

Table 3 gives details of shares/ADRs held by the Directors as on March 31, 2023.

TABLE 3 SHARES/ ADRs HELD BY THE DIRECTORS AS ON MARCH 31, 2023

NAME OF THE DIRECTORS	NO. OF SHARES/ ADRs HELD
Mr. K Satish Reddy[1, 2]	901,002
Mr. G V Prasad[1, 3]	-
Ms. Kalpana Morparia	10,900
Mr. Sridar Iyengar	-
Mr. Leo Puri	-
Ms. Shikha Sharma	-
Dr. K P Krishnan	-
Ms. Penny Wan	-
Mr. Arun M Kumar	-

[1] *APS Trust holds 34,846,808 equity shares of ₹5 each of Dr. Reddy's Laboratories Limited. Mr. G V Prasad, Mr. K Satish Reddy, Ms. G Anuradha, Ms. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.*

[2] *K Satish Reddy HUF holds 5,523,677 equity shares of ₹5 each of Dr. Reddy's Laboratories Limited.*

[3] *G V Prasad HUF holds 2,543,418 equity shares of ₹5 each of Dr. Reddy's Laboratories Limited.*

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings 18 to 24 months in advance. The schedule of meetings and their agenda is finalised in consultation with the Chairman of the Board, the Lead Independent Director and respective Committee Chairpersons. Agendas are circulated in advance with appropriate presentations, detailed notes, supporting documents and executive summaries. Our Board and Committee meetings typically comprise structured two-day sessions.

Under Indian laws, the board of directors must meet at least four times a year, with a maximum gap of 120 days between two board meetings. The Board met eight times during FY2023. The maximum interval between any two Board Meetings didn't exceed 120 days, during the year. The details of Directors' attendance at the AGM and Board meetings are given in **Table 4**.

TABLE 4	DIRECTORS' ATTENDANCE AT AGM AND BOARD MEETINGS DURING FY2023											
		BOARD MEETING DATES										
NAME OF THE DIRECTORS	AGM ON JUL 29, 2022	1 APR 8, 2022	2 APR 22, 2022	3 MAY 19, 2022	4 JUL 28, 2022	5 OCT 28, 2022	6 JAN 25, 2023	7 MAR 20, 2023	8 MAR 23, 2023	HELD DURING TENURE	ATTENDED	% OF ATTENDANCE
Executive Directors												
Mr. K Satish Reddy	VC	P	VC	P	P	P	P	VC	P	8	8	100
Mr. G V Prasad	VC	VC	P	P	P	P	P	VC	P	8	8	100
Non Executive Independent Directors												
Ms. Kalpana Morparia	VC	VC	VC	P	P	P	P	VC	P	8	8	100
Mr. Sridar Iyengar	L	VC	VC	P	P	P	P	VC	P	8	8	100
Mr. Leo Puri	VC	VC	VC	VC	P	P	P	VC	VC	8	8	100
Ms. Shikha Sharma	L	L	VC	VC	VC	P	P	VC	VC	8	7	88
Dr. K P Krishnan	VC	VC	VC	P	P	P	P	VC	P	8	8	100
Ms. Penny Wan	VC	VC	VC	P	P	P	P	VC	P	8	8	100
Mr. Arun M Kumar[1]	NA	NA	NA	NA	NA	P	P	VC	P	4	4	100
Dr. Bruce L A Carter[2]	L	VC	VC	P	P	NA	NA	NA	NA	4	4	100
Mr. Prasad R Menon[3]	VC	L	VC	VC	P	P	NA	NA	NA	5	4	80
Mr. Allan Oberman[4]	VC	VC	VC	VC	VC	VC	NA	NA	NA	5	5	100
% attendance	**73**	**82**	**100**	**100**	**100**	**100**	**100**	**100**	**100**			

Note: (VC) - attended through video conferencing, (P) - attended physically, NA - not applicable, (L) - leave of absence, [bar] % of attendance

[1]*Appointed as an Independent Director with effect from August 1, 2022*
[2]*Term ended on July 30, 2022, as an Independent Director.*
[3]*Term ended on October 29, 2022, as an Independent Director*
[4]*Resigned effective on close of business hours on January 6, 2023, as an Independent Director.*

INFORMATION GIVEN TO THE BOARD

Among others, the Company generally provides the following information to the Board and/ or its Committees:

- Annual operating plans and budgets, capital budgets and other updates;
- Quarterly, half-yearly and annual financial results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development (R&D) and new drug discoveries;
- Minutes of meetings of the Board, Audit Committee and other Committees of the Board;
- Succession planning of the Board members and Senior Management, and constitution of the Board Committees;
- Information on recruitment and remuneration of key executives below the Board level including Chief Financial Officer (CFO), the Company Secretary and Senior Management;
- Significant regulatory matters concerning Indian or foreign regulatory authorities;
- Issues which involves possible public or product liability claims of a substantial nature, if any;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets and possible divestments;
- Details of any joint venture or collaboration agreements;
- Transactions that involve substantial payment towards, or impairment of goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets which are not in the normal course of business;
- Contracts/ arrangements in which Director(s) are interested and related party transactions;
- Materially important show cause, demand, prosecution and penalty notices, if any;
- Fatal or serious accidents or dangerous occurrences, if any;
- Significant effluent or pollution problems, if any;
- Material default in financial obligations to and by the company or substantial non-payment for goods sold by the Company, if any;
- Significant labor problems and their proposed solutions, if any;
- Significant development in the human resources and industrial relations fronts;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement;
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders' services such as non-payment of dividend and delays in share transfer, if any;
- Subsidiary companies' minutes, financial statements, significant transactions and investments;
- Significant transactions and arrangements;
- Review of policies and Board Committees Charter, as applicable to the Company;
- Review of the CSR projects/ programs, budget and its implementation;
- Disclosure of interest/ conflict and other statutory declaration by directors and senior management;
- Merger/ restructuring related matters; and
- Review of the sustainability goals and targets, and progress made therein.

POST-MEETING FOLLOW-UP MECHANISM

Important decisions taken and suggestions made by the Board and its Committees are promptly communicated to the concerned departments or divisions. Action taken/ status reports on decisions/ suggestions of the previous meeting(s) are followed up and placed at the next meeting for information and further recommended actions, if any.

BOARD RETREAT

The Company organises Board retreat meeting of three days as part of annual strategy planning process to deliberate on various topics related to strategic planning, review of ongoing strategic initiatives, risks associated with the strategy execution and review of the need for new strategic programs to achieve the long-term objectives of the Company. The Board retreat meeting provides a platform for the Board members to bring their expertise to various strategic initiatives, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the various business segment of the Company. During three days of the Board retreat, detailed presentation is made by the Senior Management covering key business segments of the Company and its subsidiaries.

During the calendar year 2022, the Board retreat was held from March 17, 2022 to March 19, 2022, at the Company's corporate office, Hyderabad, through video conferencing, where the Board conducted a detailed strategic review of the Company's business segments and discussed various governance related matters. This allows the Board members to interact closely with the senior leadership of the various business segments of the Company and its subsidiaries.

DIRECTORS' REMUNERATION

The Company's Remuneration Policy for the remuneration of Directors, Key Managerial Personnel (KMP), Senior Management Personnel (SMP) and other employees, lays down principles and parameters to ensure that remunerations are competitive, reasonable, and in line with corporate and individual performance. The Remuneration Policy is enclosed as **Annexure A** to this chapter and available on the website of the Company: *https://www.drreddys.com/cms/cms/sites/default/files/2021-12/remuneration-policy.pdf*. Executive Directors are appointed/ re-appointed by the Board on the recommendation of the NGCC and placed for approval of the members, for a period of five years. No severance fee is payable to them. Except the commission payable, all other components of remuneration to the Executive Directors are fixed in line with the Company's policies. Their annual commission based on standalone net profits of the Company, is recommended by the NGCC to the Board for its consideration. While recommending such a commission, the NGCC also takes into account the overall corporate performance in a given year and the Key Performance Indicators (KPIs). The remunerations are within the limits approved by the members. Perquisites and retirement benefits are paid in accordance with the Company's compensation policies, as applicable to all employees. The Company, in compliance with Section 197 of the Act and the SEBI Listing Regulations, has not granted any stock options to the Executive Directors.

Independent directors are entitled to receive remuneration by way of commission and fees, based on the standalone net profits of the Company, and reimbursement of any expenses for attending meetings of the Board and its Committees. Such remuneration is in conformity with the provisions of the Act, and has been considered and approved by the Board and within the limits approved by the members of the Company. The Company, in compliance with Section 197 of the Act, and the SEBI Listing Regulations, has not granted any stock options to Independent Directors since FY2013. Remuneration paid or payable to the Directors for FY2023 is given in **Table 5**.

TABLE 5	REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2023 (AMOUNT IN ₹ MILLIONS)				
NAME OF THE DIRECTORS	SALARIES	PERQUISITES[1]	OVERSEAS TRAVEL COMPENSATION	COMMISSION[2]	TOTAL
Mr. K Satish Reddy	20.21	5.18	-	90.00	115.39
Mr. G V Prasad	22.01	5.70	-	160.00	187.71
Ms. Kalpana Morparia	-	-	-	15.35	15.35
Dr. Bruce L A Carter[3]	-	-	1.64	4.36	6.00
Mr. Sridar Iyengar	-	-	4.11	13.97	18.08
Mr. Prasad R Menon[4]	-	-	-	9.55	9.55
Mr. Leo Puri	-	-	2.47	12.83	15.30
Ms. Shikha Sharma	-	-	-	12.15	12.15
Mr. Allan Oberman[5]	-	-	-	9.99	9.99
Dr. K P Krishnan	-	-	-	13.25	13.25
Ms. Penny Wan	-	-	4.11	12.74	16.85
Mr. Arun M Kumar[6]	-	-	2.47	8.48	10.95

Dr.Reddy's

Note

[1] Perquisites include medical reimbursement for self and family according to the rules of the Company, leave travel assistance, leave encashment, long service award, Company's vehicle with driver for official use, telephone at residence and mobile phone, contribution to provident fund and superannuation scheme. All these benefits are fixed in nature. Service contract, severance fee and notice period of the Executive Directors are as per the Company's Policy.

[2] Executive Directors – payment of commission is variable, and based on the percentage of net profit calculated according to Section 198 of the Act. In terms of the approval given by the members of the Company, each of the Executive Directors was entitled to get 0.75% of the net profits of the Company, i.e. ₹294 million each. However, in line with approval given by the members of the Company, the Board, on the recommendation of the NGCC, has approved commission for the Executive Directors, i.e. ₹90 million and ₹160 million for Mr. K Satish Reddy and Mr. G V Prasad, respectively, as mentioned above.

Independent Directors – payment of remuneration is variable, and based on the percentage of net profit calculated according to Section 198 of the Act. In terms of Section 197 of the Act and the approval given by the members of the Company, the Independent Directors are entitled to get remuneration, collectively up to 1% of the net profits of the Company, every year, computed in the manner referred to in Section 198 of the Act, in such proportion/ manner as may be determined by the Board, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof. Therefore, the Independent Directors were entitled to get remuneration upto ₹392 million, collectively, for the FY2023, i.e. 1% of the net profits of the Company under Section 198 of the Act. However, in line with approval given by the members of the Company, the Board has approved remuneration to Independent Directors for FY2023, amounting to ₹128.44 million, collectively. As approved by the Board, the commission for the Independent Directors has been ascertained in the following manner:

REMUNERATION HEADING	AMOUNT IN USD	AMOUNT IN ₹ MILLIONS
Fixed commission	125,000	9.09
Additional remuneration to Lead Independent Director	25,000	2.05
Additional remuneration to Chairperson of the Audit Committee	25,000	2.05
Additional remuneration to Chairperson of Science, Technology and Operations Committee, Nomination, Governance and Compensation Committee, Risk Management Committee, Sustainability and Corporate Social Responsibility Committee, and Stakeholders' Relationship Committee	15,000	1.23
Additional remuneration to Members of the Audit Committee, Science, Technology and Operations Committee, Nomination, Governance and Compensation Committee, Risk Management Committee, Sustainability and Corporate Social Responsibility Committee, and Stakeholders' Relationship Committee	10,000	0.82
Overseas travel compensation for Directors resident outside India (traveling for each Board Meeting)	10,000	0.82

The remuneration to the Independent Directors are proportionate to their period of office as Director or as Chair / member of the respective Committee.

Apart from receiving the above remuneration, the Independent Directors do not have any pecuniary relationship or transaction with the Company.

[5] Remuneration for part of the year, term ended on July 30, 2022

[6] Remuneration for part of the year, term ended on October 29, 2022

[7] Remuneration for part of the year, resigned effective from close of business hours on January 6, 2023.

[8] Remuneration for part of the year, appointed with effect from August 1, 2022.

INDEPENDENT DIRECTORS

Independent Directors of the Company head the following governance and/or Board Committee functions, as on March 31, 2023:

- Mr. Sridar Iyengar: Audit committee; He is also the financial expert and Chief Ombudsperson for the Company's Whistle-Blower Policy;
- Ms. Kalpana Morparia: Lead Independent Director; Stakeholders' Relationship Committee, and Nomination, Governance and Compensation Committee;
- Ms. Shikha Sharma: Risk Management Committee;
- Dr. K P Krishnan: Sustainability and Corporate Social Responsibility Committee;
- Dr. Claudio Albrecht appointed as the Chairman of the Science, Technology and Operations Committee on May 10, 2023. Mr. Allan Oberman ceased as Chairman of the Science, Technology and Operations Committee consequent to his resignation from the directorship of the Company, effective from close of business hours on January 6, 2023.

COMMITTEES OF THE BOARD

The Company has seven Board-level committees. The composition of the various Board committees, including appointing members/ chairperson and making changes therein are approved by the Board. The Chairman of the Board, in consultation with the Lead Independent Director, Company Secretary and the respective Committee Chairperson, determines the frequency of the Committee meetings. The recommendations of the Committees are submitted to the Board for approval. During the year, all recommendations of the Committees were approved by the Board. The quorum for meetings is the higher of two members or one-third of the total number of members of the Committee. The details of the Committees and its members are given below:

BOARD

AUDIT COMMITTEE
- Mr. Sridar Iyengar
- Ms. Kalpana Morparia
- Ms. Shikha Sharma
- Dr. K P Krishnan
- Mr. Arun M Kumar

STAKEHOLDER'S RELATIONSHIP COMMITTEE
- Ms. Kalpana Morparia
- Mr. G V Prasad
- Mr. K Satish Reddy

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE
- Ms. Kalpana Morparia
- Dr. K P Krishnan
- Mr. Arun M Kumar

RISK MANAGEMENT COMMITTEE
- Ms. Shikha Sharma
- Mr. Sridar Iyengar
- Mr. Leo Puri
- Ms. Penny Wan
- Dr. Claudio Albrecht[1]

SUSTAINABILITY AND CSR COMMITTEE
- Dr. K P Krishnan
- Ms. Kalpana Morparia
- Mr. G V Prasad
- Mr. K Satish Reddy

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE
- Dr. Claudio Albrecht[2]
- Mr. Leo Puri
- Ms. Penny Wan

BANKING AND AUTHORISATIONS COMMITTEE
- Mr. K Satish Reddy
- Mr. G V Prasad

Chairperson

(1) Dr. Claudio Albrecht inducted as member of the Risk Management Committee on May 10, 2023.

(2) Dr. Claudio Albrecht inducted as member and appointed as Chairman of the Science, Technology and Operations Committee on May 10, 2023.

AUDIT COMMITTEE



Mr. Sridar Iyengar

Chairperson

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee with the responsibility to supervise these processes and ensure adequate, accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The primary functions of the Audit Committee, *inter alia*, are to:

- Supervise the financial reporting process;
- Review the quarterly and annual financial statements/ results before placing them to the Board along with audit/ limited review report, related disclosures and filing requirements;
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Discuss with management the Company's major policies with respect to risk assessment and risk management;

- Hold discussions with Statutory Auditors on the nature, scope and process of audits and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;
- Recommend the appointment and removal of external auditors and their remuneration;
- Recommend the appointment of Auditors;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance for the Company and its subsidiaries;
- Review the financial statements, in particular, investments made by all the subsidiary companies and their significant transactions;
- Review and approval of related party transactions;
- Review the functioning of whistle-blower mechanism;
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;
- Scrutinise inter-corporate loans and investments;
- Examine the valuation of undertakings or assets of the Company, wherever necessary;
- Evaluate internal financial controls;
- Review suspected fraud, if any, committed against the Company;
- Review compliance with provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015, and verify that the internal controls systems for ensuring compliance with these regulations are adequate and effective; and
- All other functions as prescribed under the Act and the SEBI Listing Regulations.

The detailed terms of reference is given in the Audit Committee Charter available on the website of the Company *https://www.drreddys.com/investor#governance#committees-of-the-board*

The Audit Committee comprises entirely of Independent Directors. All members are financially literate and bring in expertise in the fields of finance, economics, strategy and management. As on March 31, 2023, the Audit Committee comprises of Mr. Sridar Iyengar (Chairman), Ms. Kalpana Morparia, Ms. Shikha Sharma, Dr. K P Krishnan and Mr. Arun M Kumar, as members. Mr. Arun M Kumar inducted as a member of the Audit Committee with effect from August 1, 2022. The Audit Committee composition complies with the requirements of the Act and the SEBI Listing Regulations.

Under the Indian laws, the audit committee must meet at least four times in a year, with a maximum gap of 120 days between two meetings. The Audit Committee met five times during the year, the details of the meetings held and attendance therein are given in **Table 6.** The maximum gap between any two meetings didn't exceed 120 days during the year. During the year, the Audit Committee met representatives of Statutory Auditors without the presence of the management. It also met the key members of the finance team, Chief Compliance Officer ("CCO") and Chief Internal Auditor ("CIA") along with the Chairman and the Chief Financial Officer to discuss matters relating to audit, assurance and accounting.

In addition, the Chairman of the Audit Committee and other members met to review other processes, particularly the internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002, and subsidiary governance oversight.

The Chairman, CFO and the CIA are permanent invitees to all the Audit Committee meetings. The representatives of the Statutory Auditors are also present at such meetings. The Company Secretary officiates as the Secretary of the Audit Committee.

Audit Committee meetings are preceded by pre-Audit Committee meeting/conference calls with the Committee members, the CFO, the CCO, the internal audit and compliance teams, external auditors and other key finance personnel of the Company. During these calls, key audit related matters are discussed and items that need further face-to-face discussion at the Audit Committee meetings are identified.

The Internal Auditors and Statutory Auditors of the Company discuss their findings and updates, and submit their views to the Committee. Separate discussions are held with the Internal Auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company. Permissible non audit related services undertaken by the Statutory and Independent Auditors are also pre-approved by the Audit Committee.

The Audit Committee also reviews the performance and remuneration of the CIA and CCO.

Table 6 gives the composition and attendance record of the Audit Committee, and its report is enclosed as **Exhibit 1** to this chapter.

TABLE 6 AUDIT COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2023

NAME OF THE INDEPENDENT DIRECTORS	POSITION	AUDIT COMMITTEE MEETING DATES 1 MAY 18, 2022	2 JUL 26, 2022	3 OCT 28, 2022	4 JAN 25, 2023	5 MAR 24, 2023	HELD DURING TENURE	ATTENDED	% OF ATTENDANCE
Mr. Sridar Iyengar	Chairman	Physically	Physically	Physically	Physically	Physically	5	5	100
Ms. Kalpana Morparia	Member	Physically	Physically	Physically	Physically	Physically	5	5	100
Ms. Shikha Sharma	Member	Video conferencing	Video conferencing	Physically	Physically	Video conferencing	5	5	100
Dr. K P Krishnan	Member	Physically	Physically	Physically	Physically	Physically	5	5	100
Mr. Arun M Kumar[1]	Member	NA	NA	Physically	Physically	Physically	3	3	100
% attendance		100	100	100	100	100			

Note: attended through video conferencing; attended physically; NA- not applicable; % of attendance
[1]*Inducted as a member of the Audit Committee with effect from August 1, 2022*

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE



Ms. Kalpana Morparia
Chairperson

The Nomination, Governance and Compensation Committee ("NGCC") entirely consists of Independent Directors. As on March 31, 2023, the NGCC comprises of Ms. Kalpana Morparia (Chairperson), Dr. K P Krishnan and Mr. Arun M Kumar, as members. Ms. Kalpana Morparia appointed as Chairperson of the NGCC on October 30, 2022. Mr. Prasad R Menon ceased as Chairman and member of the NGCC on October 29, 2022, consequent to end of his term as Director. Mr. Allan Oberman ceased as member of the NGCC on January 6, 2023, consequent to his resignation as Director. Mr. Arun M Kumar was inducted as a member of the NGCC on January 10, 2023. The NGCC composition complies with the requirements of the Act and the SEBI Listing Regulations. Its primary functions, *inter alia*, are to:

- Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- Formulate policies on the remuneration of Directors, KMP and other employees and on Board diversity;
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensure that the Company is at the forefront of good governance;
- Regularly examine ways to strengthen organisational health, by improving hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the NGCC also reviews the framework and processes for motivating and rewarding performance at all levels of the organisation, the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation payable to the executive directors, KMP and Senior Management of the Company;
- Review the sexual harassment complaints, the outcome of investigations, if any, and awareness initiatives; and
- Review the Company's ESOP Schemes and recommend changes as necessary and also administering the ESOP Schemes and Dr. Reddy's Employees ESOS Trust.

The detailed terms of reference is given in the NGCC Charter available on the website of the Company *https://www.drreddys.com/investor#governance#committees-of-the-board*

The Head of Human Resources (HR) makes periodic presentations to the NGCC on organisation structure, talent management, leadership, succession, diversity, performance appraisals, increments, performance bonus recommendations and other HR matters.

The NGCC met four times during the year. The Co-Chairman and Managing Director and Chief Executive officer, are permanent invitee to all such Committee meetings. The Head of HR officiates as the Secretary of the Committee. **Table 7** gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 2** to this chapter.

TABLE 7 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE (NGCC) MEMBERSHIP AND ATTENDANCE IN FY2023

NAME OF THE INDEPENDENT DIRECTORS	POSITION	NGCC MEETING DATES 1 MAY 19, 2022	2 JUL 27, 2022	3 OCT 27, 2022	4 JAN 24, 2023	HELD DURING TENURE	ATTENDED	% OF ATTENDANCE
Ms. Kalpana Morparia[1]	Chairperson	Physically	Physically	Physically	Physically	4	4	100
Mr. Prasad R Menon[2]	Chairman	Video conferencing	Physically	Physically	NA	3	3	100
Dr. K P Krishnan	Member	Physically	Physically	Physically	Physically	4	4	100
Mr. Allan Oberman[3]	Member	Video conferencing	Video conferencing	Video conferencing	NA	3	3	100
Mr. Arun M Kumar[4]	Member	NA	NA	NA	Physically	1	1	100
% attendance		100	100	100	100			

Note: attended through video conferencing; attended physically; NA- not applicable; % of attendance
[1]*Appointed as Chairperson of the NGCC with effect from October 30, 2022*
[2]*Ceased as Chairman/member of the NGCC, consequent to end of term on October 29, 2022*
[3]*Ceased as member of the NGCC, consequent to resignation effective from close of business hours on January 6, 2023*
[4]*Inducted as a member of the NGCC with effect from January 10, 2023*

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE



Dr. Claudio Albrecht
Chairperson[4]

The Science, Technology and Operations Committee ("STOC") of the Board also entirely comprises of Independent Directors. As on March 31, 2023, the STOC comprises of Mr. Leo Puri and Ms. Penny Wan, as members. Dr. Bruce L A Carter and Mr. Prasad R Menon ceased as Chairman and member of the STOC on July 30, 2022 and October 29, 2022, respectively, consequent to end of their terms as Directors. Mr. Allan Oberman appointed as Chairman of the STOC with effect from July 31, 2022 and ceased as Chairman and member of the STOC on January 6, 2023, consequent to his resignation as Director. Dr. Claudio Albrecht inducted as member and appointed as Chairman of the STOC on May 10, 2023. Its primary functions, *inter alia*, are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects and business development opportunities;
- Review and monitor management's actions in the creation of valuable Intellectual Property (IP);
- Review the safety and quality of the Company's operations;
- Review the status of non-infringement patent challenges;
- Review and monitor management's actions and plans in building and nurturing science in the organisation in line with the Company's business strategy; and
- Review risk disclosure statements in any public documents or disclosures, where applicable.

The detailed terms of reference is given in the STOC Charter available on the website of the Company *https://www.drreddys.com/investor#governance#committees-of-the-board*

The Co-Chairman and Managing Director and Chief Executive Officer (CEO) are permanent invitees to all STOC meetings. Officials heading IPDO, GMO, quality, PSAI and biologics are also invited to the meetings. The Head of IPDO acts as the Secretary of the STOC.

The STOC met four times during the year. **Table 8** gives the composition and attendance record of the STOC, and its report is enclosed as **Exhibit 3** to this chapter.

TABLE 8 SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE (STOC) MEMBERSHIP AND ATTENDANCE IN FY2023

NAME OF THE INDEPENDENT DIRECTORS	POSITION	STOC MEETING DATES 1	2	3	4	HELD DURING TENURE	ATTENDED	% OF ATTENDANCE
		MAY 18, 2022	JUL 27, 2022	OCT 27, 2022	JAN 24, 2023			
Mr. Bruce L A Carter[1]	Chairman	P	P	NA	NA	2	2	100
Mr. Allan Oberman[2]	Chairman	VC	VC	VC	NA	3	3	100
Mr. Prasad R Menon[3]	Member	VC	P	P	NA	3	3	100
Mr. Leo Puri	Member	L	P	VC	P	4	3	75
Ms. Penny Wan		P	P	P	P	4	4	100
% attendance		**80**	**100**	**100**	**100**			

Note: VC attended through video conferencing; P attended physically; NA- not applicable; L– leave of absence; % of attendance

[1] *Ceased as Chairman/member of the STOC, consequent to end of term on July 30, 2022.*

[2] *Appointed as Chairman of the STOC effective from July 31, 2022. Ceased as Chairman/ member of the STOC, consequent to resignation effective from close of business hours on January 6, 2023.*

[3] *Ceased as member of the STOC, consequent to end of term on October 29, 2022.*

[4] *Inducted as member and appointed as Chairman of the STOC with effect from May 10, 2023.*

RISK MANAGEMENT COMMITTEE



Ms. Shikha Sharma
Chairperson

The Risk Management Committee also consists entirely of Independent Directors. As on March 31, 2023, the Risk Management Committee comprises of Ms. Shikha Sharma (Chairperson), Mr. Leo Puri, Mr. Sridar Iyengar and Ms. Penny Wan, as members. Dr. Bruce L A Carter ceased as member of the Risk Management Committee on July 30, 2022. Mr. Arun M Kumar inducted as member of the Committee with effect from August 1, 2022 and ceased as member of the Committee on January 10, 2023, respectively. Dr. Claudio Albrecht inducted as member of the Risk Management Committee on May 10, 2023. The Risk Management Committee's composition complies with the requirements of the SEBI Listing Regulations. Its key functions, *inter alia*, are to:

- To formulate a detailed risk management policy which shall include:
  - (a) A framework for identification of internal and external risks specifically faced by the Company, including financial, operational, sectoral, sustainability (particularly, ESG related risks), information, cyber security risks or any other risk as may be determined by the Committee.
  - (b) Measures for risk mitigation including systems and processes for internal control of identified risks.
  - (c) Business continuity plan.
- To ensure that appropriate methodology, processes and systems are in place to monitor and evaluate risks associated with the business of the Company;
- To monitor and oversee implementation of the risk management policy, including evaluating the adequacy of risk management systems;
- To periodically review the risk management policy, at least once in two years, including by considering the changing industry dynamics and evolving complexity;
- To keep the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken; and
- The appointment, removal and terms of remuneration of the Chief Risk Officer shall be subject to review by the Risk Management Committee.

The detailed terms of reference is given in the Risk Management Committee Charter available on the website of the Company *https://www.drreddys.com/investor#governance#committees-of-the-board*

The Company has in place an enterprise-wide risk management ("ERM") system. The Risk Management Committee oversees and reviews the risk management framework as well as the assessment of risks, their management and mitigation procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on *Management Discussion and Analysis* in this Integrated Annual Report.

The Chairman, Chief Executive Officer, CIA and the COO are permanent invitees to all Risk Management Committee meetings. The Chief Risk Officer (CRO) or in absence of a CRO, Chief Financial Officer officiates as the Secretary of the Risk Management Committee. The Board had appointed Chief Risk Officer in terms of the provisions of the SEBI Listing Regulations. The Risk Management Committee met three times during the year FY2023. **Table 9** gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 4** to this chapter.

TABLE 9 RISK MANAGEMENT COMMITTEE (RMC) MEMBERSHIP AND ATTENDANCE IN FY2023

NAME OF THE INDEPENDENT DIRECTORS	POSITION	RMC MEETING DATES 1	2	3	HELD DURING TENURE	ATTENDED	% OF ATTENDANCE
		MAY 18, 2022	OCT 27, 2022	JAN 24, 2023			
Ms. Shikha Sharma	Chairperson	VC	P	P	3	3	100
Dr. Bruce L A Carter[1]	Member	P	NA	NA	1	1	100
Mr. Sridar Iyengar	Member	P	P	P	3	3	100
Mr. Leo Puri	Member	L	VC	P	3	2	67
Ms. Penny Wan	Member	P	P	P	3	3	100
Mr. Arun M Kumar[2]	Member	NA	P	NA	1	1	100
% attendance		**80**	**100**	**100**			

Note: VC attended through video conferencing; P attended physically; NA- not applicable; L– leave of absence; % of attendance

[1] *Ceased as Member of the Committee, consequent to end of term on July 30, 2022.*

[2] *Appointed as member of the Committee effective from August 1, 2022 and ceased as member of the Committee on January 10, 2023.*

STAKEHOLDERS' RELATIONSHIP COMMITTEE



Ms. Kalpana Morparia
Chairperson

The Stakeholders' Relationship Committee consists of three directors, including two Executive Directors. The Chairperson of the Stakeholders' Relationship Committee is an Independent Director. As on March 31, 2023, the Stakeholders' Relationship Committee comprises of Ms. Kalpana Morparia (Chairperson), Mr. G V Prasad and Mr. K Satish Reddy, as members. The Committee's composition complies with the requirements of the Act and the SEBI Listing Regulations.

The Stakeholders' Relationship Committee is empowered to perform the functions of the Board relating to the handling of queries and grievances of security holders. It primarily focuses on:

- Review investor complaints and their redressal;
- Review measures taken for effective exercise of voting rights by shareholders;
- Review work done by the share transfer agent including adherence to the service standards;
- Review of corporate actions related to security holders;
- Review investor engagement plans/ initiatives and movement in shareholdings and ownership structure; and
- Review initiatives for reduction of quantum of unclaimed dividends and ensure timely receipt of dividend/ annual report/ statutory notices by the shareholders.

The detailed terms of reference is given in the Stakeholders' Relationship Committee Charter available on the website of the Company *https://www.drreddys.com/investors#governance#committees-of-the-board*

The Stakeholders' Relationship Committee also advises the Company on various shareholders' related matters. The Committee met four times during the year. **Table 10** gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 5** to this chapter.

The Company Secretary officiates as the Secretary of the Stakeholders' Relationship Committee and is also designated as the Compliance Officer in terms of the SEBI Listing Regulations and as a nodal officer under IEPF Rules. An analysis of investor queries and complaints received and responded/ addressed during the year is given in the chapter on *Additional Shareholders' Information*

TABLE 10 STAKEHOLDERS RELATIONSHIP COMMITTEE (SRC) MEMBERSHIP AND ATTENDANCE IN FY2023

NAME OF THE DIRECTORS	POSITION	SRC MEETING DATES 1 MAY 18, 2022	2 JUL 27, 2022	3 OCT 27, 2022	4 JAN 24, 2023	HELD DURING TENURE	ATTENDED	% OF ATTENDANCE
Ms. Kalpana Morparia	Chairperson	Attended physically	Attended physically	Attended physically	Attended physically	4	4	100
Mr. G V Prasad	Member	Attended physically	Attended physically	Attended physically	Attended physically	4	4	100
Mr. K Satish Reddy	Member	Attended physically	Attended physically	Attended physically	Attended physically	4	4	100
% attendance		100	100	100	100			

Note: attended through video conferencing; attended physically; % of attendance

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE



Dr. K P Krishnan
Chairperson

The Board at its meeting held on May 19, 2022, had approved renaming the CSR Committee as Sustainability and Corporate Social Responsibility (SCSR) Committee to act as nodal committee for overall sustainability goals and progress apart from its CSR terms of reference.

As on March 31, 2023, the SCSR Committee consists of four directors, including two executive directors. The Chairman of the Committee is an Independent Director. As on March 31, 2023, the SCSR Committee comprises of Dr. K P Krishnan (Chairman), Ms. Kalpana Morparia, Mr. G V Prasad and Mr. K Satish Reddy, as members. Mr. Prasad R Menon ceased as Chairman and member of the SCSR Committee on October 29, 2022, consequent to end of his term as Director. Dr. K P Krishnan was appointed as Chairperson of the SCSR Committee on October 30, 2022. Ms. Kalpana Morparia was also inducted as a member of the SCSR Committee on October 30, 2022. The SCSR Committee composition complies with the requirements of the Act. The SCSR Committee's primary functions are to:

- Formulate, review and recommend to the Board, a CSR policy indicating the activities to be undertaken by the Company as specified in Schedule VII of the Act;
- Recommend the amount of expenditure to be incurred on the initiatives as per the CSR policy;
- Provide guidance on various CSR initiatives undertaken by the Company and monitor implementation and adherence to the CSR programs and policy of the Company from time to time;
- Recommend to the Board an annual CSR action plan delineating the CSR projects or programmes to be undertaken during the financial year; and
- Appoint an independent agency/ firm to carry out impact assessment study, if any.
- To review the sustainability and other environment, social and governance related vision & goals of the Company on an ongoing basis.
- To review and provide oversight over the Company's programs, policies, practices, and strategies related to sustainability.
- To review sustainability and ESG disclosures.
- To act as a nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

The detailed terms of reference is given in the SCSR Committee Charter available on the website of the Company *https://www.drreddys.com/investors#governance#committees-of-the-board*

The SCSR Committee met four times during the year. The Company Secretary officiates as the Secretary of the SCSR Committee. **Table 11** gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 6** to this chapter.

TABLE 11 SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY COMMITTEE (SCSRC) MEMBERSHIP AND ATTENDANCE IN FY2023

NAME OF THE DIRECTORS	POSITION	SCSRC MEETING DATES 1 MAY 17, 2022	2 JUL 27, 2022	3 OCT 27, 2022	4 JAN 24, 2023	HELD DURING TENURE	ATTENDED	% OF ATTENDANCE
Dr. K P Krishnan[1]	Chairman	NA	NA	NA	Attended physically	1	1	100
Mr. Prasad R Menon[2]	Chairman	Attended through video conferencing	Attended physically	Attended physically	NA	2	2	100
Ms. Kalpana Morparia[3]	Member	NA	NA	NA	Attended physically	1	1	100
Mr. G V Prasad	Member	Attended physically	Attended physically	Attended physically	Attended physically	4	4	100
Mr. K Satish Reddy	Member	Attended physically	Attended physically	Attended physically	Attended physically	4	4	100
% attendance		100	100	100	100			

Note: attended through video conferencing; attended physically; NA- not applicable

[1]Inducted as member of SCSR Committee and appointed as Chairman effective from October 30, 2022.

[2]Ceased as Chairman/member of the SCSR Committee, consequent to end of term on October 29, 2022.

[3]Inducted as member of the SCSR Committee effective from October 30, 2022.

BANKING AND AUTHORIZATIONS COMMITTEE



Mr. K Satish Reddy
Chairperson

The Banking and Authorisations Committee authorises to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration, legal and dealing with other government/ non-government authorities or such other terms of reference as may be delegated by the Board from time to time. It consists of two Executive Directors, Mr. K Satish Reddy, Chairman and Mr. G V Prasad, Co-Chairman and Managing Director. The Committee met nine times during the year: April 6, 2022, April 15, 2022, May 19, 2022, July 28, 2022, October 28, 2022, January 14, 2023, January 25, 2023, March 16, 2023 and March 23, 2023. The Company Secretary officiates as the Secretary of the Committee. Both the Executive Directors attended all the meetings of the Banking and Authorisations Committee.

OTHER BOARD MATTERS

CAPITAL EXPENDITURES (CAPEX)

The Board approves the annual capex budget in line with the Company's long-term strategy. An internal management committee approves all capex investments within the annual capex budget approved by the Board. An update on key capex approvals (and their relevant details) granted by the internal management committee is generally provided to the Board.

COMPLIANCE REVIEWS

We have a Chief Compliance Officer (CCO) and a full fledged compliance team to oversee compliance activities. The Company's compliance status is periodically updated to the Senior Management team and presentations are given in the quarterly Audit Committee and Risk Management Committee meetings. When pertinent, these are also shared with all Board members.

STATUTORY COMPLIANCE MONITORING TOOL

The Company has in place a web-based Statutory Compliance Monitoring Tool which has been implemented to streamline and manage compliance tracking of all the statutory & legal compliances needed to be followed by the Company and provides the necessary assurance to the Board.

COBE AND VIGIL MECHANISM

We have adopted a Code of Business Conduct and Ethics ("COBE" or the "Code"), which applies to all Directors and employees of the Company, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarise themselves with this Code and comply with its standards. The Directors and the employees across the Company annually affirm compliance with the Code. A declaration of the Chief Executive Officer of the Company to this effect is enclosed as **Exhibit 7** to this chapter.

The Company has an Ombudsperson Policy (Whistle-Blower or Vigil Mechanism) to report concerns on actual or suspected violations of the Code. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. During FY2023, no personnel has been denied access to the Audit Committee on ombudsperson issues.

The COBE and Ombudsperson Policy are available on the Company's website: *https://www.drreddys.com/investors/governance/code-of-business-conduct-and-ethics-cobe/#governance#code-of-business-conduct-and-ethics* and *https://www.drreddys.com/investors/governance/code-of-businessconduct-and-ethics-cobe/#governance#ombudsperson-policy*

CONFLICT OF INTEREST

The Company has a Conflict of Interest Policy which lays down the principles and standards that govern the actions of the Company including its subsidiaries, joint ventures and its Directors, officers and employees (full time or part time, contract employees and consultants). This Policy provides guidance for recognising, reporting and resolution of any actual, potential or perceived conflict of interest.

Further, as part of the Governance ecosystem, the Company has adopted best practices on reviews of conflict of interest of Directors. The Directors' disclosures are placed before the Board and conflict of interest, if any, are discussed and reviewed by the Board. The Board collectively is responsible for decision making on conflict of interest disclosed to the Board for any business decisions, wherein any of the Directors are interested.

RELATED PARTY TRANSACTIONS

We have adequate procedures to identify and monitor related party transactions. All transactions with related parties are placed before the Audit Committee and the Board for review and approval, as appropriate. Transactions entered into with related parties during the financial year were on arm's length pricing basis and in the ordinary course of business. The details of related party transactions are discussed in note 2.24 to the standalone financial statements. The Company's Policy on Materiality of the Related Party Transactions and dealing with the Related Party Transactions ("RPT Policy") is available on the Company's

website: *https://www.drreddys.com/cms/cms/sites/default/files/2022-05/Policy%20on%20Determination%20of%20Materiality%202022.pdf*

The Directors who are interested in the related party transaction agenda were not present for discussion and voting on such related party transactions. Furthermore, the transactions wherein Directors or their relatives are interested, other than subsidiaries and joint venture, are reviewed by an independent chartered accountant.

SUBSIDIARY COMPANIES

The Audit Committee reviews the financial statements of our subsidiaries. It also reviews the investments made by such subsidiaries, the statement of all significant transactions and arrangements entered into by subsidiaries and the compliances of each materially significant subsidiary on a periodic basis. The Audit Committee also reviews the utilisation of loans/ advances/ investments given by the Company to its subsidiaries. The minutes of Board meetings of the subsidiary companies are placed before the Board for review. The Company has also established a Group Governance Policy for monitoring the governance of its subsidiaries.

In compliance of Regulation 24(1) of the SEBI Listing Regulations, Mr. Arun M Kumar, Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories Inc. (USA) with effect from September 21, 2022, subsequent to the resignation of Dr. Bruce L A Carter.

Mr. Sridar Iyengar, Independent Director of the Company, is a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland).

The details of material subsidiaries of the Company as required under the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2023 dated January 17, 2023, is given in **Table 12:**

TABLE 12 DETAILS OF MATERIAL SUBSIDIARIES

SL. NO.	NAME OF MATERIAL SUBSIDIARY	DATE OF INCORPORATION	PLACE OF INCORPORATION	NAME AND DATE OF APPOINTMENT OF STATUTORY AUDITORS
1	Dr. Reddy's Laboratories Inc.	13-05-1992	USA	M/s. S.R. Batliboi & Associates LLP Date of appointment-July 28, 2021
2	Dr. Reddy's Laboratories SA	16-04-2007	Switzerland	Ernst & Young Date of appointment- December 6, 2018
3	Dr. Reddy's Laboratories LLC	05-04-2003	Russia	TSATR – Audit services LLC Date of appointment- November 9, 2022
4	Reddy Holding GmbH	01-02-2006	Germany	Wirtschaftsprüfung Hall Date of appointment- April 7, 2023

The Company's policy for determining material subsidiaries is available on the Company's website: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/policy-for-determining-material-subsidiaries.pdf

During the FY2023, the Company and its subsidiaries have not given loan and advances in the nature of loans to firms/ companies (other than subsidiaries) in which Directors are interested.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2023, there is no treatment of any transaction which is different from that prescribed in the Indian Accounting Standards notified by the Government of India under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014, and the Companies (Indian Accounting Standards) Rules, 2015, as amended, the guidelines issued by SEBI and other accounting principles generally accepted in India.

MANAGEMENT

The management of the Company develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. It also identifies, measures, monitors and minimises risks in the business and ensures safe, sound and efficient operations. These risks are internally supervised and monitored through the Company's Management Council (MC).

MANAGEMENT COUNCIL (MC)

Our MC consists of senior management from the business and corporate functions. Initial pages of the Integrated Annual Report gives details of the members of the MC. Apart from monthly meetings, the MC meets once a quarter for two-day sessions. The background notes for the monthly and quarterly meetings are circulated in advance. Listed below are some of the key issues that were considered by the MC during the year under review:

- The Company's long term strategy, growth initiatives and priorities;
- Overall Company performance, including performance of various business units;
- Decision on major corporate policies;
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives; and
- Discussion on business alliances proposals and organisational design.

MANAGEMENT DISCUSSION AND ANALYSIS

The chapter on *Management Discussion and Analysis* forms a part of this Integrated Annual Report.

MANAGEMENT DISCLOSURES

Senior Management of the Company make annual disclosures to the Board on all material, financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with Key

Managerial Personnel are listed in the financial section of this Integrated Annual Report under related party transactions.

PROHIBITION OF INSIDER TRADING

We have a policy prohibiting insider trading in conformity with applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers, designated persons and their immediate relatives for trading in the securities of the Company. These are periodically communicated to such employees who are considered as insiders of the Company. Apart from this, regular insider trading awareness sessions are conducted for the benefit of designated persons. Trading window closure/ blackouts/ quiet periods, when the Directors and designated persons/ insiders are not permitted to trade in the securities of the Company, are intimated in advance to all concerned. Violations of the policy, if any, are appropriately acted on and reported to the SEBI/ Stock Exchanges. The Company also maintains a Structured Digital Database, as required under the SEBI (Prohibition of Insider Trading) Regulations, 2015.

INTERNAL CONTROL SYSTEMS AND STATUTORY AUDITS

We have both external and internal audit systems in place. Auditors have access to records and information of the Company. The Board and the Audit Committee recognises the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board and the Audit Committee periodically reviews the findings and recommendations of the Statutory Auditors and Internal Auditors and suggests corrective actions, whenever necessary.

INTERNAL CONTROLS

We maintain a system of internal controls designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Organisation's strategic objective;
- Effectiveness and efficiency of operations;
- Adequacy of safeguards for assets;
- Reliability of financial and non-financial reporting; and
- Compliance with applicable laws and regulations.

The integrity and reliability of our internal control systems are achieved through clear policies and procedures, process automation, training and development of employees and an organisation structure that segregates responsibilities.

Our internal audit team is an independent assurance and advisory function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The internal audit team helps to enhance and protect organisational value by providing risk-based objective assurance, advice and insight. The internal audit team prepares annual audit plans based on risk assessment and conducts extensive reviews covering financial, operational and compliance controls. Areas requiring specialised knowledge are reviewed in partnership with external experts or by recruiting resources with specialised skills. Suggested improvements in processes are identified during reviews and communicated to the management on an ongoing basis.

The Audit Committee of the Board monitors the performance of the internal audit team on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow ups. Each year, there are at least four meetings in which the Audit Committee reviews internal audit findings. During the year, the Audit Committee Chairman also met the Chief Internal Auditor without the presence of management.

CEO AND CFO CERTIFICATION

A certificate of the Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Regulation 17(8) of the SEBI Listing Regulations is enclosed as **Exhibit 8** to this chapter.

STATUTORY AND IFRS AUDITORS

For FY2023 M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm registration no. 101049W/E300004), the Statutory Auditors, audited the financial statements prepared in accordance with the Ind AS. During the year, the Company re-appointed M/s. Ernst & Young Associates LLP, as an independent registered public accounting firm (Independent Auditor) to audit the annual consolidated financial statements and for issuing an opinion on the financial statements prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) for FY2023.

The Statutory and Independent Auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are conducted in accordance with generally accepted auditing standards and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management and the auditors at the Audit Committee meetings, either face-to-face or via conference calls. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by management.

The Statutory and Independent Auditors provide a confirmation of their independence every financial year. They confirm that the engagement team, involved in the audit of the Company and its group including network firms have complied with relevant ethical requirements regarding independence.

They also confirm that on the basis of procedures implemented within their practice, they have not identified any situation or risk likely to affect their independence as Company's auditors for the financial year within the terms of the rules of conduct applicable in India.

AUDITORS' FEES

During FY2023, the Company and its subsidiaries, on a consolidated basis paid the fees mentioned in **Table 13** to M/s. S.R. Batliboi & Associates LLP, Chartered Accountants, the Statutory Auditors; and to M/s. Ernst & Young Associates LLP, the Independent Auditors and other entities within their network.

(Amount in ₹ millions)

TABLE 13 AUDITORS' FEES

TYPE OF SERVICE	FY2023	FY2022
Audit fees	89.91	80.36
Tax fees	18.29	18.61
All other fees	1.88	0.08
Total	**110.08**	**99.05**

AGREEMENTS WITH MEDIA

The Company has not entered into any agreement with any media Company and/or its associates.

SHAREHOLDERS

MEANS OF COMMUNICATION

1. **Quarterly and annual results:** Quarterly and annual results of the Company are published in widely circulated national newspapers such as the Business Standard and the local vernacular daily, Andhra Prabha. These are also disseminated internationally through Business Wire and made available on the Company's website: www.drreddys.com. The financial results were sent, if asked for, to the registered e-mail IDs of members.
2. **News releases, presentations, etc.:** The Company has established systems and procedures to disseminate relevant information to its stakeholders, including members, analysts, business partners, customers, employees and the society at large. It also conducts earning calls with analysts and investors. Details of communications made during the year are produced in **Table 14**.

TABLE 14 DETAILS OF COMMUNICATION MADE DURING FY2023

MEANS OF COMMUNICATION	NUMBER
Earnings calls	4
Publication of results	4
Press releases/ intimations/ other disclosures and filings	154

3. **Website:** The primary source of information regarding the Company's operations is the Company's website: www.drreddys.com, where all official news releases and presentations made to institutional investors and analysts are posted. It contains a separate dedicated investors section, as required under Regulation 46(2) of the SEBI Listing Regulations, where the information for members is available. Webcast of the proceedings of the AGM is also made available on the Company's website.
4. **Annual Report:** The Company's Annual Report containing, *inter alia*, the Board's Report, the Corporate Governance Report, Additional Shareholders Information, the Business Responsibility and Sustainability Report, Management's Discussion and Analysis (MD&A), audited standalone and consolidated financial statements, auditors' report and other important information are circulated to members and others so entitled. The Annual Report is also available on the Company's website in a user-friendly and downloadable form.
5. **Chairman's speech:** The speech given at the AGM is made available on the Company's website: www.drreddys.com
6. **Reminder to investors:** Reminders to collect unclaimed dividend on shares are sent to the relevant shareholders.
7. **Compliances with stock exchanges:** National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) maintain separate online portals for electronic submission of information by listed companies. Various communications such as notices, press releases and the regular quarterly, half-yearly and annual compliances and disclosures are filed electronically on these portals. In addition, such disclosures and communications are also sent to the NYSE, NSE IFSC Limited and filed with SEC, as appropriate.
8. **Designated exclusive e-mail ID:** We have designated an e-mail ID exclusively for investor services: shares@drreddys.com
9. **Register to receive electronic communications:** We provide an option to the members to register their e-mail ID online through the Company's website to receive electronic communications. Members who wish to receive electronic communications may register at *https://www.drreddys.com/investor#investor-services#shareholder-information*
10. **Disclosures:** We have a Policy on the Determination of Materiality for disclosure of material events/ information as required under the SEBI Listing Regulations.

CREDIT RATINGS

There has been no change in the credit ratings of the Company from any of the agencies during the year, as detailed in **Table 15**

TABLE 15 DETAILS OF CREDIT RATINGS

RATING AGENCY	INSTRUMENT TYPE	AMOUNT (₹ IN MILLION)	RATING	OUTLOOK
ICRA	Fund based/non fund based facilities	5,000	[ICRA]AA+	(Stable)
Fitch Ratings	Fund-based working capital limits	4,800	IND AA+	Stable/IND A1+
	Non-fund-based working capital limits	1,200	IND AA+	Stable/IND A1+

ADDITIONAL INFORMATION ON DIRECTORS SEEKING APPOINTMENT/ RE-APPOINTMENT AT THE ENSUING 39TH ANNUAL GENERAL MEETING

RE-APPOINTMENT OF MR. G V PRASAD, DIRECTOR RETIRING BY ROTATION, BEING ELIGIBLE FOR RE-APPOINTMENT

Mr. G V Prasad (DIN: 00057433) is a member of the Company's Board since 1986 and presently designated as the Co-Chairman and Managing Director of the Company. Prior to May 2014, Mr. Prasad held titles of Chairman and Chief Executive Officer. He was re-appointed as Co-Chairman and Managing Director of the Company at the 36th Annual General Meeting ("AGM") held on July 30, 2020, for a period of five years commencing from January 30, 2021 to January 29, 2026, liable to retire by rotation. He retires by rotation at the 39th AGM of the Company and, being eligible, offers himself for the re-appointment.

Details of Mr. G V Prasad pursuant to provisions of the SEBI Listing Obligations and Secretarial Standards - 2 are given in the Notice convening 39th AGM of the Company, forms part of the Integrated Annual Report for FY2023.

APPOINTMENT OF DR. CLAUDIO ALBRECHT (DIN: 10109819) INDEPENDENT DIRECTOR OF THE COMPANY

In terms of Section 149 and other applicable provisions of the Act, and rules made thereunder, Dr. Claudio Albrecht (DIN: 10109819) was appointed by the Board as an Additional Director, categorised as Independent, for a period of five years with effect from May 10, 2023 to May 9, 2028.

The NGCC and the Board recommended the resolution of appointment of Dr. Claudio Albrecht, as an independent Director of the Company for approval of the members by way of a special resolution, for a term of five consecutive years from May 10, 2023 to May 9, 2028.

The profile and other details of Dr. Claudio Albrecht pursuant to provisions of the SEBI Listing Obligations and Secretarial Standard - 2 are given in the Notice convening 39th AGM of the Company, forms part of the Integrated Annual Report for FY2023.

RE-APPOINTMENT OF MR. LEO PURI, INDEPENDENT DIRECTOR OF THE COMPANY

In terms of Section 149 and other applicable provisions of the Act, and rules made thereunder, Mr. Leo Puri (DIN: 01764813) was appointed as an Independent Director of the Company for a period of five years with effect from October 25, 2018 to October 24, 2023, by the members at the 35th Annual General Meeting ("AGM") of the Company held on July 30, 2019. Accordingly, he is due for his retirement from the first term as a Non-executive Independent Director on October 24, 2023.

The NGCC and the Board have recommended the resolution for consideration of the members. Accordingly, the Company is seeking the approval of its members by way of a special resolution at the ensuing 39th AGM, for re-appointment of Mr. Leo Puri for a second term of five consecutive years from October 25, 2023, up to October 24, 2028, as an Independent Director of the Company.

The profile and other details of Mr. Leo Puri pursuant to provisions of the SEBI Listing Obligations and Secretarial Standards - 2 are given in the Notice convening 39th AGM of the Company, forms part of the Integrated Annual Report for FY2023.

RE-APPOINTMENT OF MS. SHIKHA SHARMA, INDEPENDENT DIRECTOR OF THE COMPANY

In terms of Section 149 and other applicable provisions of the Act, and rules made thereunder, Ms. Shikha Sharma (DIN: 00043265) was appointed as an Independent Director of the Company for a period of five years with effect from January 31, 2019, up to January 30, 2024, by the members at the 35th Annual General Meeting ("AGM") of the Company held on July 30, 2019. Accordingly, she is due for her retirement from the first term as a Non-executive Independent Director on January 30, 2024.

The NGCC and the Board recommended the resolution for consideration of the members. Accordingly, the Company is seeking the approval of its members by way of a special resolution at the ensuing 39th AGM, for re-appointment of Ms. Shikha Sharma for a second term of 5 (five) consecutive years from January 31, 2024, up to January 30, 2029, as an Independent Director of the Company.

The profile and other details of Ms. Shikha Sharma pursuant to provisions of the SEBI Listing Obligations and Secretarial Standards - 2 are given in the Notice convening 39th AGM of the Company, forms part of the Integrated Annual Report for FY2023.

LISTED COMPANY DIRECTORSHIP OF THE BOARD MEMBERS

Table 16 enumerates the directors who are holding directorship in listed entities, including the Company, as on March 31, 2023.

TABLE 16 LISTED COMPANY DIRECTORSHIP OF BOARD MEMBERS AS ON MARCH 31, 2023

DIRECTOR	COMPANY	LISTED IN	DESIGNATION HELD
Mr. K Satish Reddy	Dr. Reddy's Laboratories Limited	India	Chairman
Mr. G V Prasad	Dr. Reddy's Laboratories Limited	India	Co-Chairman and Managing Director
Ms. Kalpana Morparia	Dr. Reddy's Laboratories Limited	India	Independent Director
	Hindustan Unilever Limited		Independent Director
	Philip Morris International Inc.	USA	Independent Director
	HSBC Holdings Plc	UK	Independent Director
Mr. Leo Puri	Dr. Reddy's Laboratories Limited	India	Independent Director
	Hindustan Unilever Limited		Independent Director
Ms. Shikha Sharma	Dr. Reddy's Laboratories Limited	India	Independent Director
	Tech Mahindra Limited		Independent Director
	Tata Consumer Products Limited		Independent Director
	Mahindra and Mahindra Limited		Independent Director
	Piramal Enterprises Limited		Non-executive Non-Independent Director
Mr. Sridar Iyengar	Dr. Reddy's Laboratories Limited	India	Independent Director
	Aster DM Healthcare Limited		Independent Director
Dr. K P Krishnan	Dr. Reddy's Laboratories Limited	India	Independent Director
	Tata Consumer Products Limited		Independent Director
Ms. Penny Wan	Dr. Reddy's Laboratories Limited	India	Independent Director
Mr. Arun M Kumar	Dr. Reddy's Laboratories Limited	India	Independent Director

COMPLIANCE REPORT ON THE NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, a foreign private issuer, as defined by the SEC, must make its US investors aware of significant ways in which its corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is available on the Company's website: *www.drreddys.com*.

OTHER DISCLOSURES

1) The Company is in compliance with the mandatory requirements of corporate governance as specified in Regulations 17 to 27; clauses (b) to (i) of Regulation 46(2) and Schedule V of the SEBI Listing Regulations.

2) The securities of the Company were not suspended from trading at any time during the year.

3) During FY2023, the Company has not raised funds through preferential allotment or qualified institutional placement.

4) During FY2023, the Board of Directors has accepted all the recommendations of the Committees of the Board.

5) Disclosures on complaints under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, is given in **Table 17**.

TABLE 17 DISCLOSURES UNDER THE SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION AND REDRESSAL) ACT, 2013

PARTICULARS	NUMBERS
Number of complaints filed during the financial year	15
Number of complaints resolved during the financial year	11
Number of complaints pending as on March 31, 2023	4

Further, disclosures on complaints under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, on consolidated basis i.e. for the Company and its subsidiaries are given in Principle 5 of the *Business Responsibility and Sustainability Report* forming part of this Integrated Annual Report.

6) A certificate from a Company Secretary in Practice confirming that none of the Directors are disqualified or debarred from being appointed or continuing as Directors of the Company by the SEBI or the Ministry of Corporate Affairs or any other authority, forms part of this report.

COMPLIANCE REPORT ON DISCRETIONARY REQUIREMENTS UNDER REGULATION 27(1) OF THE SEBI LISTING REGULATIONS

1. **The Board:** Our Chairman is an Executive Director and maintains the Chairman's office at the Company's expenses for the performance of his duties.
2. **Shareholders' rights:** We did not send half-yearly results to the household of each shareholder(s) in FY2023. However, in addition to displaying our quarterly and half-yearly results on our website, *www.drreddys.com*, and publishing in widely circulated newspapers, the quarterly financial results are sent, if asked for, to the registered e-mail IDs of shareholders.
3. **Audit qualifications:** The auditors have not qualified the financial statements of the Company.
4. **Separate post of Chairman and CEO:** Mr. K Satish Reddy is the Chairman of the Company; Mr. G V Prasad is the Co-Chairman and Managing Director; and Mr. Erez Israeli is the Chief Executive Officer.
5. **Reporting of internal audit:** The Chief Internal Auditor regularly updates the Audit Committee on internal audit findings at the Committee's meetings and on conference calls.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on *Additional Shareholders' Information* forms a part of the Integrated Annual Report.

ANNEXURE A

REMUNERATION POLICY

I. CONTEXT

The purpose of this policy is to set over principles, parameters and governance framework of the remuneration for directors, KMPs, senior management personnel and employees. This policy will assist the Board to fulfil its responsibility towards attracting, retaining and motivating the directors, KMPs, senior management personnel and employees through competitive and reasonable remuneration in line with the

corporate and individual performance. This document outlines following policies/ guidelines:

A. Performance evaluation of directors
B. Remuneration principles
C. Board diversity

II. DEFINITIONS

"Board" means Board of Directors of the Company.

"Committee" means Nomination, Governance and Compensation Committee of the Company as constituted or reconstituted by the Board, from time to time.

"Company" means Dr. Reddy's Laboratories Limited.

"Director" means directors of the Company.

"Employee" means any person, including officers who are in the permanent employment of the Company.

"Independent Director" As provided under Listing Regulations and/or under the Companies Act, 2013, 'independent director' shall mean a non-executive director, other than a nominee director of the Company:

a) who, in the opinion of the Board, is a person of integrity and possesses relevant expertise and experience;

b) (i) who is or was not a promoter of the Company or its holding, subsidiary or associate company;

(ii) who is not related to promoters or directors in the Company, its holding, subsidiary or associate company;

c) apart from receiving director's remuneration, has or had no pecuniary relationship with the Company, its holding, subsidiary or associate Company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year;

none of whose relatives has or had pecuniary relationship or transaction with the Company, its holding, subsidiary or associate Company, or their promoters, or directors, amounting to two per cent or more of its gross turnover or total income or fifty lakh rupees or such higher amount as may be prescribed, whichever is lower, during the two immediately preceding financial years or during the current financial year;

d) who, neither himself nor any of his relatives —

(i) holds or has held the position of a key managerial personnel or is or has been employee of the Company or its holding, subsidiary or associate company in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed;

(ii) is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year

(iii) in which he is proposed to be appointed, of a firm of auditors or company secretaries in practice or cost auditors of the Company or its holding, subsidiary or associate company; or any legal or a consulting firm that has or had any transaction with the Company, its holding, subsidiary or associate company amounting to ten per cent or more of the gross turnover of such firm; holds together with his relatives two per cent or more of the total voting power of the Company; or

(iv) is a chief executive or director, by whatever name called, of any non- profit organisation that receives twenty-five per cent or more of its receipts from the Company, any of its promoters, directors or its holding, subsidiary or associate company or that holds two per cent or more of the total voting power of the Company; and

(v) is a material supplier, service provider or customer or a lessor or lessee of the Company.

e) who is not less than 21 years of age.

"Key Managerial Personnel" is as defined under the Companies Act, 2013 and means:-

a) the chief executive officer or the managing director or the manager (having ultimate controls over affairs of the company);

b) the company secretary;

c) the whole-time director;

d) the chief financial officer; and

e) such other officer as may be prescribed under the applicable statutory provisions/ regulations from time to time.

"Senior Management" means officers/ personnel of the Company who are members of its core management team excluding Board of Directors comprising all members of management one level below the executive directors, including the functional heads.

Unless the context otherwise requires, words and expressions used in this policy and not defined herein but defined in the Companies Act, 2013 as may be amended from time to time shall have the meaning respectively assigned to them therein.

III. APPLICABILITY

This policy is applicable to the following:

- Directors (executive and non-executive);
- Key managerial personnel (KMPs);
- Senior management personnel; and
- Other employees.

IV. EVALUATION OF DIRECTORS

For the purpose of determining remuneration (based on profitability of the Company), the evaluation criteria of the executive and non-executive directors are as outlined below:

1) Executive directors:

a) Financial metrics covering growth in return on capital employed (RoCE) and profitability; and

b) Non-financial metrics covering aspects such as health, brand building, compliance, quality and sustainability of operations of the organisation, as may be agreed upon from time to time with the Company.

2) Non-executive directors:

a) Level of engagement, independence of judgment, etc., and their contribution in enhancing the Board's overall effectiveness;

b) The non-executive directors remuneration shall be globally benchmarked with similar organisations; and

c) Participation in the committees (either as chairperson or member) and the Board meetings.

V. REMUNERATION OF DIRECTORS, KMPs, SENIOR MANAGEMENT PERSONNEL AND OTHER EMPLOYEES

The Committee shall recommend to the Board for their approval, any remuneration to be paid to the executive directors. The Committee will separately review and approve the remuneration to be paid to KMPs and senior management personnel.

The level and composition of remuneration so determined by the committee shall be reasonable and sufficient required to attract, retain and motivate directors, KMPs and senior management in order to run the Company successfully. There shall be a clear linkage of remuneration to performance and health targets. The remuneration shall be a mix of fixed and variable pay/long-term pay reflecting short and long-term performance objectives appropriate to the working of the Company and its strategic goals.

The key principles for each of the positions are outlined below:

1) Executive directors – The executive directors shall be paid remuneration by way of monthly compensation and profit based commission. The total remuneration to be paid to the executive directors shall be within the limits prescribed under the provisions of the Companies Act, 2013, and Rules made thereunder;

2) Non-executive directors – The non-executive directors shall receive remuneration by way of sitting fees and reimbursement of expenses for attending meetings of Board or Committee thereof. In addition, the non- executive and independent directors shall also be eligible to receive profit related commission, as may be approved by the shareholders of the Company.

They shall not be entitled to any stock options.

The Chairman of the Company shall propose remuneration to be paid to non- executive directors. The proposal for the remuneration shall be benchmarked with global pharmaceutical companies and the contribution made and time dedicated by each director;

3) KMPs and senior management personnel – Dr. Reddy's recognises that those chosen to lead the organisation are vital to its ongoing success and growth. Thus, these executives should be offered competitive and reasonable compensation so that Dr. Reddy's can attract, retain and encourage critical talent to meet important organisational goals and strategies. The compensation will be the mix of fixed pay, variable pay, performance based incentive plans or stock options. The executive total compensation program will be flexible to differentiate pay to recognise an individual incumbents' critical skills, contributions, and future potential to impact the organisation's success;

4) Other employees – The compensation program for employees is designed to help drive performance culture and align employees for the creation of sustainable value through behaviors like execution excellence, innovation and leadership. In line with the organisation principles of managing the long-term and meritocracy, there are four principles of pay which have been enumerated – ability to pay, position-linked pay, person-specific pay and performance-linked pay. The Company may periodically review the compensation and benefits at all levels to ensure that the Company remains competitive and is able to attract and retain desirable talent.

The Committee may review the overall compensation approach for employees and on any changes done for the entire organisation.

VI. BOARD DIVERSITY

Building a diverse and inclusive workplace is an integral part of Dr. Reddy's culture. These principles are also applied to the composition of our Board.

The Board of Directors shall have the optimum combination of directors from different areas/fields of expertise and experience like operations, management, quality assurance, finance, sales and marketing, supply chain, research and development, human resources etc., or as may be considered appropriate.

The Board shall have at least one member who has accounting or related financial management expertise and at least three members who are financially literate.

At least one member of the Board should be a woman.

VII. CONFIDENTIALITY

The members of the committee may not disclose, in particular, the information contained in the confidential reports they receive or the contents of confidential discussions. They shall also ensure that any employees appointed to support them likewise comply with this rule.

VIII. REVIEW

This policy will be reviewed at appropriate time, as decided by the Committee. The utility and interpretation of this policy will be at the sole discretion of the Committee.

EXHIBIT 1

Report of the Audit Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Audit Committee of the Board consists of five Directors. Each member is an Independent Director as defined under the Companies Act, 2013, the SEBI Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Audit Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During FY2023, the Audit Committee met five times. It discussed with the Company's internal auditors, statutory auditors and independent auditors, the scope and plans for their respective audits. It also discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting. The Audit Committee provides at each of its meetings an opportunity for internal and external auditors to meet with the members of the Audit Committee, without presence of the management. The Audit Committee also annually reviews the auditors' independence and performance, and effectiveness of audit process.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. M/s. S.R. Batliboi & Associates LLP, chartered accountants, the Company's statutory auditors for financial statements prepared in accordance with Ind AS, and M/s. Ernst & Young Associates LLP, the Company's independent auditors for financial statements prepared in accordance with IFRS, are responsible for expressing their opinion on the conformity of the Company's financial statements with generally accepted accounting principles (GAAP), as applicable.

Relying on the review and discussions with the management and the auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Indian accounting standards (Ind AS) and the IFRS as issued by the International Accounting Standards Board in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Audit Committee reviewed the internal controls put in place by the Company. In conducting such reviews, the Audit Committee found no material discrepancy or weakness in the Company's internal control systems.

During the year, the Audit Committee, *inter alia*, also reviewed the following:

a) Cost statements including other annexures of cost audit report for FY2022;
b) Revisions to the Company's Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons;
c) Proposals for investments by the Company in its wholly owned subsidiaries (WOS), joint venture and sale of investment in a WOS;
d) Approval for Special Purpose Financial Statements i.e. DRL India – DRHL merged financials FY2020 to FY2022 for tax purposes;
e) Non-audit services being provided by the statutory and independent auditors and concluded that such services were not in conflict with their independence;
f) Structure of the internal audit function, internal audit and SOX plan and Chief Internal Auditor's remuneration;
g) Approvals for Related party transactions and review thereof, as applicable;
h) The financial statements of the subsidiaries including the investments and significant transactions;
i) Ombudsperson process/ complaints, remuneration of Chief Compliance Officer (CCO) and insider trading compliances;
j) Sections of the Annual Report including Management Discussion and Analysis, and Directors' Responsibility Statement

The Audit Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no person intending to make a complaint relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee, *inter alia*, has recommended to the Board of Directors:

a) That the amount of audit fees be paid to the Statutory Auditors and Independent Auditors;
b) That the audited standalone and consolidated financial statements of Dr. Reddy's Laboratories Limited for the year ended March 31, 2023, prepared as per Ind AS to be approved by the Board as a true and fair statement of the financial status of the Company; and
c) That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended March 31, 2023, be approved by the Board and be included in the Company's Annual Report on Form 20-F, to be filed with the US Securities and Exchange Commission.

In addition, the Audit Committee recommended the appointment of the Secretarial Auditor, Cost Auditor and Independent Auditor to the Board for its approval and noted the continuation of the Statutory Auditors.

Sridar Iyengar
Chairman, Audit Committee

Place: Hyderabad
Date: May 10, 2023

EXHIBIT 2

Report of the Nomination, Governance and Compensation Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Nomination, Governance and Compensation Committee (NGCC) of the Board consists of three Independent Directors, as on March 31, 2023, as defined under Indian laws, SEBI Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The NGCC operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities. During the year, the composition of the NGCC underwent changes due to end of term of Mr. Prasad R Menon, resignation of Mr. Allan Oberman and induction of Mr. Arun M Kumar, as new member. Ms. Kalpana Morparia was appointed as the Chairperson of the NGCC.

The NGCC 's primary responsibilities are to:

- Assess the Company's policies and processes in key areas of corporate governance and the impact of related significant regulatory and statutory changes, if any, to ensure that the Company is at the forefront of good corporate governance;
- Periodically examine the structure, composition and functioning of the Board and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- For appointment of a Director on the Board, the NGCC evaluates the balance of skills, knowledge and experience and on the basis of such evaluation, identifies the suitable candidate and makes the necessary recommendation to the Board;
- Examine major aspects of the Company's organisational design and recommend changes as necessary;
- Formulate policies on the remuneration of Directors, KMPs and other employees and on Board diversity;
- Review and recommend compensation and variable pay for Executive Directors to the Board;
- Review the sexual harassment complaints, outcome of investigations, if any, and awareness initiatives;
- Establish, in consultation with the management, the compensation program for the Company and recommend it to the Board for approval and in that context:
  - Establish annual Key Result Areas (KRAs) for the Executive Directors and oversee the status of their achievement;
  - Review, discuss and provide guidance to the management, on the KRAs for members of the MC, KMPs and their remuneration; and
  - Review the Company's ESOP schemes and oversee its administration.

As on March 31, 2023, the Company had 976,390 outstanding stock options, which amounts to 0.59% of total equity capital. These options are held by 402 employees of the Company and its subsidiaries under:

a) Dr. Reddy's Employees Stock Options Scheme, 2002 (This Scheme expired on January 28, 2022);
b) Dr. Reddy's Employees ADR Stock Options Scheme, 2007; and
c) Dr. Reddy's Employees Stock Option Scheme, 2018.

253,232 stock options are exercisable at par value i.e. ₹5/- per option and 723,158 stock options are exercisable at fair market value.

The NGCC met four times during the financial year. In addition to the fulfilment of its normal responsibilities as described above, this year the NGCC has given special emphasis to Board composition and identifying candidates for the Board and Board Committees.

It has also worked with management to review the organisation design, plan for upgrading and retaining talent at all levels, review succession plans for key positions and support revision of training programs and the performance enablement systems.

It also reviewed the Company's system for hiring, developing and retaining talent, reviewing gender pay parity, reviewing retirement policy and recommended appointment of the Independent Director of the Company.

Kalpana Morparia
Chairperson, Nomination, Governance and Compensation Committee

Place: Hyderabad
Date: May 9, 2023

EXHIBIT 3

Report of the Science, Technology and Operations Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Science, Technology and Operations (STO) Committee of the Board consists of two Independent Directors, as on March 31, 2023. The STO Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities. During the year, the composition of the STO Committee underwent changes due to end of term of Dr. Bruce L A Carter and Mr. Prasad R Menon; and resignation of Mr. Allan Oberman. Dr. Claudio Albrecht was inducted as member and appointed as Chairman of the STO Committee with effect from May 10, 2023.

During the year, in view of the transition of chairmanship of the Committee, efforts were made to enhance the effectiveness of the Committee. Forward looking plans for the Committee were discussed and implemented for better rigor and guidance from the Committee on critical matters.

The STO Committee's primary responsibilities are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development

opportunities, interaction with academic and other outside research organisations;

- Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well-informed choices in committing its resources;
- Assist the Board and the management in the creation of valuable Intellectual Property (IP);
- Review the status of non-infringement patent challenges;
- Assist the Board and the management in building and nurturing science in the organisation to support its business strategy; and
- Review the safety and quality of the Company's operations.

The STO Committee met four times during the financial year. During the year, the STO Committee also reviewed Company's product development, quality, and pharmacovigilance function and assessment of coordination with research and manufacturing. It also apprised the Board on key discussions and recommendations made at such meetings.

Dr. Claudio Albrecht
Chairman, Science, Technology and Operations Committee

Place: Hyderabad
Date: May 10, 2023

EXHIBIT 4

Report of the Risk Management Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Risk Management Committee of the Board consists of four Directors, as on March 31, 2023. Each member is an Independent Director as defined under Indian laws, SEBI Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Risk Management Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities. Mr. Arun M Kumar was inducted as member of the Risk Management Committee effective from August 1, 2022 and ceased as member on January 10, 2023. Dr. Claudio Albrecht inducted as member of the Committee on May 10, 2023.

The Risk Management Committee's primary responsibilities are to:

- Discuss with senior management the Company's enterprise-level risks and provide oversight as may be needed;
- Ensure it is apprised of the most significant risks and emerging issues, along with actions that the management is taking and how it is ensuring effective Enterprise Risk Management (ERM); and
- Review risk disclosure statements in any public documents or disclosures.

The Risk Management Committee met thrice during the financial year inter alia to review key risks such as cyber security, data privacy, ethics and compliance risk, quality, supply chain management, geo-political risks and business continuity, foreign exchange risk, pharmacovigilance and environmental risk (with focus on water risk) and other key risks. During the year, the Risk Management Committee approved the business continuity and disaster plan. The Risk Management Committee also recommended revisions to its Charter. The Risk Management Committee suggested appropriate interventions from time to time. It also apprised the Board on key discussions and recommendations made at such meetings and shared information on enterprise-wide risks.

Shikha Sharma
Chairperson, Risk Management Committee

Place: Hyderabad
Date: May 9, 2023

EXHIBIT 5

Report of the Stakeholders' Relationship Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Stakeholders' Relationship Committee of the Board consists of three Directors, including two Executive Directors, as on March 31, 2023. The Chairperson is an Independent Director as defined under Indian laws, SEBI Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Stakeholders' Relationship Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Stakeholders' Relationship Committee's primary responsibilities are to:

- Review investor complaints and their redressal;
- Review of queries received from investors;
- Review of work done by the share transfer agent including their service standards;
- Review corporate actions related to security holders; and
- Review investor engagement plans/initiatives and movement in shareholdings and ownership structure.

The Stakeholders' Relationship Committee met four times during the financial year. In addition to the fulfilment of its normal responsibilities as described above, it also reviewed the functioning of the Company's secretarial and investor relations functions. It apprised the Board on key discussions and recommendations made at such Stakeholders' Relationship Committee meetings.

Kalpana Morparia
Chairperson, Stakeholders' Relationship Committee

Place: Hyderabad
Date: May 9, 2023

EXHIBIT 6

Report of the Sustainability and Corporate Social Responsibility Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Sustainability and Corporate Social Responsibility (SCSR) Committee of the Board consists of four Directors, including two Executive Directors, as on March 31, 2023. During the year, the composition of the SCSR Committee underwent changes due to end of term of Mr. Prasad R Menon and induction of two new members – Dr. K P Krishnan and Ms. Kalpana Morparia. Dr. K P Krishnan was appointed as the Chairman of the SCSR Committee.

The Chairman of the SCSR Committee is an Independent Director as defined under Indian laws, Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The SCSR Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, the Board renamed the Corporate Social Responsibility (CSR) Committee as 'Sustainability and CSR Committee' to act as nodal committee on overall sustainability goals and progress apart from its CSR terms of reference.

Consequent to such renaming, during the year the SCSR Committee recommended and the Board also adopted a new Charter for the SCSR Committee to include terms of reference with respect to sustainability and ESG related matters separately in addition to the terms of reference pertaining to corporate social responsibility matters.

As per the revised Charter, the SCSR Committee's primary responsibilities are now divided as under:

SUSTAINABILITY –

- To review the sustainability and other environment, social and governance related vision & goals of the Company on an ongoing basis.
- To review and provide oversight over the Company's programs, policies, practices, and strategies related to sustainability.
- To review sustainability and ESG disclosures.
- To act as a nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

CSR –

- Formulate and recommend to the Board, a Corporate Social Responsibility Policy ("CSR Policy") which shall indicate the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013;
- Provide guidence on various CSR initiatives undertaken by the Company and monitor implementation and adherence to the CSR programs and policy of the company from time to time;
- Recommend to the Board an Annual CSR Action Plan delineating the CSR projects or programmes to be undertaken during the financial year; and
- Appoint an independent agency/firm to carry out impact assessment study, if any.

During the year, the SCSR Committee reviewed and recommended changes to the Company's CSR policy which was approved by the Board.

During the financial year, the SCSR Committee met four times. Dr. K P Krishnan also met the relevant teams separately as a part of his induction as the Chairman of the SCSR Committee.

The SCSR Committee reviewed, recommended and apprised the Board on the CSR budget and spent, Annual Action Plan, Annual Report on CSR Activities, key discussions and recommendations made at such meetings and shared information on the overall CSR initiatives undertaken by the Company.

During the year, the SCSR Committee reviewed the sustainability and other environment, social and governance related vision & goals of the Company, its implementation and progress made therein. The SCSR Committee also reviewed the gap assessment of the Business Responsibility and Sustainability Report for FY2022 reported by the Company on voluntary basis. The Committee also discussed the key identified areas from the gap assessment and steps to be taken for addressing the gaps.

Dr. K P Krishnan
Chairman, Sustainability and Corporate Social Responsibility Committee

Place: Hyderabad
Date: May 9, 2023

EXHIBIT 7

CEO's Declaration on Compliance with Code of Business Conduct and Ethics

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ("COBE" and "the code") which applies to all employees and Directors of the Company, its subsidiaries and affiliates. Under the code, it is the responsibility of all employees and directors to familiarise themselves with the code and comply with its standards.

I hereby certify that the Board members and Senior Management Personnel of Dr. Reddy's have affirmed compliance with the code of the Company for the financial year 2022-23.

EREZ ISRAELI
Chief Executive Officer

Place: Hyderabad
Date: May 10, 2023

EXHIBIT 8

CEO and CFO Certificate to the Board Pursuant to Regulation 17(8) of the SEBI Listing Regulations

We, Erez Israeli, Chief Executive Officer, and Parag Agarwal, Chief Financial Officer, to the best of our knowledge and belief, hereby certify that:

A. We have reviewed the financial statements including the cash flow statement (standalone and consolidated) for the financial year ended March 31, 2023 and that these statements:

   i. do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and

   ii. together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B. There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violate the Company's Code of Business Conduct and Ethics.

C. We accept the responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

D. We have disclosed, wherever applicable, to the auditors and the Audit Committee:

   i. that there were no deficiencies in the design or operations of internal controls that could adversely affect the Company's ability to record, process, summarise and report financial data including any corrective actions;

   ii. that there are no material weaknesses in the internal controls over financial reporting;

   iii. that there are no significant changes in internal control over financial reporting during the year;

   iv. all significant changes in the accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements; and

   v. that there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

EREZ ISRAELI
Chief Executive Officer

PARAG AGARWAL
Chief Financial Officer

Place: Hyderabad
Date: May 10, 2023

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH THE CONDITIONS OF CORPORATE GOVERNANCE AS PER PROVISIONS OF CHAPTER IV OF SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015, AS AMENDED

The Members of Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034

1. The Corporate Governance Report prepared by Dr. Reddy's Laboratories Limited (hereinafter the "Company"), contains details as specified in regulations 17 to 27, clauses (b) to (i) and (t) of sub – regulation (2) of regulation 46 and para C, D, and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the Listing Regulations") ('Applicable criteria') for the year ended March 31, 2023 as required by the Company for annual submission to the Stock exchange.

MANAGEMENT'S RESPONSIBILITY

2. The preparation of the Corporate Governance Report is the responsibility of the Management of the Company including the preparation and maintenance of all relevant supporting records and documents. This responsibility also includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Corporate Governance Report.

3. The Management along with the Board of Directors are also responsible for ensuring that the Company complies with the conditions of Corporate Governance as stipulated in the Listing Regulations, issued by the Securities and Exchange Board of India.

AUDITOR'S RESPONSIBILITY

4. Pursuant to the requirements of the Listing Regulations, our responsibility is to provide a reasonable assurance in the form of an opinion whether, the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations.

5. We conducted our examination of the Corporate Governance Report in accordance with the Guidance Note on Reports or Certificates for Special Purposes and the Guidance Note on Certification of Corporate Governance, both issued by the Institute of Chartered Accountants of India ("ICAI"). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by ICAI.

6. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

7. The procedures selected depend on the auditor's judgement, including the assessment of the risks associated in compliance of the Corporate Governance Report with the applicable criteria. Summary of procedures performed include:

   i. Read and understood the information prepared by the Company and included in its Corporate Governance Report;

   ii. Obtained and verified that the composition of the Board of Directors with respect to executive and non-executive directors has been met throughout the reporting period;

   iii. Obtained and read the Register of Directors as on March 31, 2023 and verified that atleast one independent woman director was on the Board of Directors throughout the year;

   iv. Obtained and read the minutes of the following committee meetings / other meetings held April 01, 2022 to March 31, 2023:

      (a) Board of Directors;

      (b) Audit Committee;

      (c) Annual General Meeting (AGM);

      (d) Nomination Governance and Compensation Committee;

      (e) Stakeholders Relationship Committee;

      (f) Science, Technology and Operations Committee;

      (g) Sustainability and Corporate Social Responsibility Committee; and

      (h) Risk Management Committee

   v. Obtained necessary declarations from the directors of the Company.

   vi. Obtained and read the policy adopted by the Company for related party transactions.

   vii. Obtained the schedule of related party transactions during the year and balances at the year- end. Obtained and read the minutes of the audit committee meeting where in such related party transactions have been pre-approved prior by the audit committee.

   viii. Performed necessary inquiries with the management and also obtained necessary specific representations from management.

8. The above-mentioned procedures include examining evidence supporting the particulars in the Corporate Governance Report on a test basis. Further, our scope of work under this report did not involve us performing audit tests for the purposes of expressing an opinion on the fairness or accuracy of any of the financial information or the financial statements of the Company taken as a whole.

OPINION

9. Based on the procedures performed by us, as referred in paragraph 7 above, and according to the information and explanations given to us, we are of the opinion that the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations, as applicable for the year ended March 31, 2023, referred to in paragraph 4 above.

OTHER MATTERS AND RESTRICTION ON USE

10. This report is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

11. This report is addressed to and provided to the members of the Company solely for the purpose of enabling it to comply with its obligations under the Listing Regulations with reference to compliance with the relevant regulations of Corporate Governance and should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come without our prior consent in writing. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

For S.R. Batliboi & Associates LLP
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 23213271BGSEIG3024

Place of Signature: Hyderabad
Date: May 10, 2023

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

(Pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

To,
The Members of
Dr. Reddy's Laboratories Limited

We have examined the relevant disclosures provided by the Directors to **DR. REDDY'S LABORATORIES LTD** bearing **CIN: L85195TG1984PLC004507**, having registered office at **8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana-500034** (hereinafter referred to as 'the Company'), provided to us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Clause 10(i) of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information, based on (i) documents available on the website of the Ministry of Corporate Affairs as on May 08, 2023 and Stock Exchanges as on May 08, 2023 (ii) Verification of Directors Identification Number (DIN) status at the website of the Ministry of Corporate Affairs, and (iii) disclosures provided by the Directors (as enlisted in Table A) to the Company, we hereby certify that none of the Directors on the Board of the Company (as enlisted in Table A) have been debarred or disqualified from being appointed or continuing as directors of the companies by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other statutory authority as on 31st March, 2023.

TABLE A

Sl. No.	NAME OF THE DIRECTORS	DIRECTOR IDENTIFICATION NUMBER	DATE OF APPOINTMENT IN COMPANY
1	Ms. Shikha Sanjaya Sharma	00043265	31/01/2019
2	Ms. Kalpana Jaisingh Morparia	00046081	05/06/2007
3	Mr. Venkateswara Prasad Gunupati	00057433	08/04/1986
4	Mr. Satish Reddy Kallam	00129701	18/01/1993
5	Mr. Sridar Aravamudhan Iyengar	00278512	22/08/2011
6	Dr. Kodumudi Pranatharthiharan Krishnan	01099097	07/01/2022
7	Mr. Leo Puri	01764813	25/10/2018
8	Ms. Penny Chen Wan	09479493	28/01/2022
9	Mr. Arun Madhavan Kumar	09665138	01/08/2022

Ensuring the eligibility for the appointment/continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

General Disclaimer: Our Analysis for this certificate does not cover the verification of criteria pertaining to appointment as Independent director under Section 149 and criteria pertaining to appointment as Managing Director under section 196 and Schedule V of the Companies Act, 2013

For MMJB & Associates LLP
Company Secretaries

Saurabh Agarwal
FCS: 9290
CP: 20907
PR: 2826/2022
UDIN: F009290E000285082

Date: May 10, 2023
Place: Mumbai

ADDITIONAL SHAREHOLDERS' INFORMATION

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad 500 034, Telangana, India
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
Website: www.drreddys.com
CIN: L85195TG1984PLC004507
E-mail ID: shares@drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

COMPLIANCE OFFICER UNDER SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015 ("SEBI LISTING REGULATIONS") AND NODAL OFFICER UNDER IEPF

Mr. K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: kumarrandhirs@drreddys.com

ADR INVESTORS/ INSTITUTIONAL INVESTORS/ FINANCIAL ANALYSTS

Ms. Richa Periwal
Head - Investor Relations and Analytics
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: richaperiwal@drreddys.com

MEDIA

Ms. Usha Iyer
Country Lead –
Corporate Communications
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: ushaiyer@drreddys.com

INDIAN RETAIL INVESTORS

Mr. K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: shares@drreddys.com

GENERAL SHAREHOLDER INFORMATION

TABLE 1 INFORMATION ON 39TH ANNUAL GENERAL MEETING ("AGM") AND OTHER DETAILS

Day, Date and Time of the AGM	Thursday, July 27, 2023 at 10:00 a.m. through Video Conferencing("VC")/Other Audio Visual Means ("OAVM")
Venue of the AGM	In accordance with General Circulars issued by the MCA dated April 8, 2020, April 13, 2020, May 5, 2020, January 13, 2021, May 5, 2022 and December 28, 2022, and SEBI dated May 12, 2020, May 13, 2022 and January 5, 2023, the 39th AGM of the Company will be held through VC/ OAVM facility. The deemed venue for the 39th AGM shall be at the Registered Office of the Company.
Financial Year	April 1 to March 31
Record date/Book closure date	From Wednesday, July 12, 2023, to Friday, July 14, 2023 (both days inclusive)
Dividend payment date	August 1, 2023
Receipt of proxy forms	In terms of the relaxations granted by MCA, the facility for appointment of proxies by Members will not be available at the ensuing AGM as the same will be held through VC/ OAVM mode.
International Securities Identification Number (ISIN) in NSDL and CDSL	ISIN is a unique identification number of a traded scrip. This number has to be quoted in each transaction relating to the dematerialized securities of the Company. The ISIN of the Company's equity shares is **INE089A01023.**
Remote e-voting dates	Cut-off date for e-voting: Thursday, July 20, 2023 Remote e-voting dates: From Sunday, July 23, 2023, 9:00 a.m. (IST) to Wednesday, July 26, 2023, 5:00 p.m. (IST)
Listing on Stock Exchanges (Equity shares)	The Company's equity shares are listed on the following Stock Exchanges: (1) **BSE Limited (BSE)** Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 001 (2) **National Stock Exchange of India Limited (NSE)** Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051 The Annual Listing fees has been paid by the Company to the above Stock Exchanges for FY2023.
Listing on Stock Exchanges (American Depository Receipts) (ADRs)	The Company's ADRs are listed on the following Stock Exchanges: (1) **New York Stock Exchange Inc. (NYSE)** 11, Wall Street, New York, 10005, USA (2) **NSE IFSC Limited** Unit No. 1201, Brigade International Financial Centre, 12th floor, Block 14, Road 1C, Zone 1, GIFT SEZ, GIFT City, Gandhinagar, Gujarat – 382355, India Listing fees to the NYSE for listing of ADRs has been paid for the CY2022. The stock code on Reuters is REDY.NS and on Bloomberg is DRRD:IN.

Stock Code/ Scrip Code	BSE Limited- 500124 National Stock Exchange of India Limited- DRREDDY New York Stock Exchange Inc. (NYSE)- RDY NSE IFSC Limited-DRREDDY
CUSIP number for ADRs	The Committee of Uniform Security Identification Procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP no. **256135203**.
Overseas depository of ADRs	J.P. Morgan Chase & Co. P.O. Box 64504, St. Paul MN 55164-0504, USA Tel: +1-651-453 2128
Indian custodian of ADRs	J.P. Morgan Chase Bank NA India Sub-Custody, 6th Floor Paradigm B Wing, Mindspace, Malad (West), Mumbai 400 064, Maharashtra, India Tel: +91-22-6649 2617 Fax: +91-22-6649 2509 E-mail ID: india.custody.client.service@jpmorgan.com
Description of voting rights	All securities issued by the Company carry equal voting rights.
Registrar and Transfer Agent (RTA) for equity shares (common agency for demat and physical shares)	Bigshare Services Private Limited CIN: U99999MH1994PTC076534 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967 Fax: +91-40-2337 0295 E-mail ID: bsshyd@bigshareonline.com

FINANCIAL CALENDAR

Table 2 gives the details of tentative calendar for declaration of financial results for FY2024.

TABLE 2 TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS

For the quarter ending June 30, 2023	Last week of July, 2023
For the quarter and half-year ending September 30, 2023	Last week of October, 2023
For the quarter and nine months ending December 31, 2023	Last week of January, 2024
For the year ending on March 31, 2024	Second week of May, 2024
AGM for the year ending March 31, 2024	Last week of July, 2024

FY2023 represents fiscal year 2022-23, from April 1, 2022, to March 31, 2023 and analogously for FY2022 and other such labelled years.

PERSONS HOLDING OVER 1% OF THE SHARES

Table 3 gives the names of the persons who hold more than 1% of equity shares of the Company as on March 31, 2023.

TABLE 3 PERSONS HOLDING 1% OR MORE OF THE EQUITY SHARES IN THE COMPANY AS ON MARCH 31, 2023[1]

NAME	NUMBER OF SHARES	%
APS Trust[2,3]	3,43,45,308	20.62
Life Insurance Corporation of India and associates	1,63,07,344	9.79
Kallam Satish Reddy HUF[3]	55,23,677	3.32
First Sentier Investors ICVC - Stewart Investors Asia Pacific Leaders Sustainability Fund	36,58,520	2.20
NPS Trust	32,38,920	1.94
HDFC Trustee Company Ltd. A/C HDFC Nifty 50 ETF	26,91,270	1.62
SBI-ETF NIFTY 50	25,67,626	1.54
Gunupati Venkateswara Prasad HUF[3]	25,43,418	1.53
Government of Singapore	21,64,283	1.30
Nippon Life India Trustee Ltd-A/C Nippon India ETF Nifty 100	17,38,796	1.04
HDFC Life Insurance Company Limited	17,30,714	1.04
ICICI Prudential Sensex Index Fund	16,90,406	1.02
Government Pension Global Fund	16,83,157	1.01

[1]*Does not include the ADR holding.*
[2]*APS Trust holds 34,345,308 equity shares of the Company, in the name of Mr. G V Prasad jointly with Mr. K Satish Reddy, Trustees of the APS Trust.*
[3]*Belongs to promoter group of the Company.*

SECURITY HISTORY OF THE COMPANY

Table 4 lists the security history of the Company since the incorporation of the Company up to March 31, 2023.

TABLE 4 SECURITY HISTORY OF THE COMPANY SINCE INCORPORATION OF THE COMPANY UPTO MARCH 31, 2023

DATE/ FINANCIAL YEAR	PARTICULARS	ISSUED	CANCELLED/ EXTINGUISHED	CUMULATIVE
February 24, 1984	Issue to promoters	200	-	200
November 22, 1984	Issue to promoters	243,300	-	243,500
June 14, 1986	Issue to promoters	6,500	-	2,50,000
August 09, 1986	Issue to public	1,116,250	-	1,366,250
September 30, 1988	Forfeiture of 100 Equity shares	-	100	1,366,150
August 09, 1989	Rights Issue	819,750	-	2,185,900
December 16, 1991	Bonus Issue (1:2)	1,092,950	-	3,278,850
June 17, 1993	Bonus Issue (1:1)	3,278,850	-	6,557,700
May 10, 994	Bonus Issue (2:1)	13,115,400	-	19,673,100
May 10, 1994	Issue to promoters	2,250,000	-	21,923,100
July 26, 1994	GDRs underlying equity shares	4,301,076	-	26,224,176
September 29, 1995	Standard Equity Fund Limited on merger	263,062	-	26,487,238
January 30, 2001	Cheminor Drugs Limited shareholders on merger	5,142,942	-	31,630,180
January 30, 2001	Cancellation of shares held in Cheminor Drugs Limited on merger	-	41,400	31,588,780
April 11, 2001	ADR underlying equity shares	6,612,500	-	38,201,280
July 09, 2001	GDR conversion into ADR	-	-	38,201,280
September 24, 2001	American Remedies Limited shareholders on merger	56,694	-	38,257,974
October 25, 2001	Sub-division of one equity share of ₹10/- into two equity shares of ₹5/- each	-	-	76,515,948
2004-05	Allotment pursuant to exercise of stock options	3,001	-	76,518,949
2005-06	Allotment pursuant to exercise of stock options	175,621	-	76,694,570
2006-07	Allotment pursuant to exercise of stock options	63,232	-	76,757,802
August 30, 2006	Bonus Issue (1:1)	76,757,802	-	153,515,604
November 22, 2006	ADR underlying equity shares	12,500,000	-	166,015,604
November 29, 2006	ADR underlying equity shares (green shoe option)	1,800,000	-	167,815,604
2006-07	Allotment pursuant to exercise of stock options	96,576	-	167,912,180
2007-08	Allotment pursuant to exercise of stock options	260,566	-	168,172,746
2008-09	Allotment pursuant to exercise of stock options	296,031	-	168,468,777
2009-10	Allotment pursuant to exercise of stock options	376,608	-	168,845,385
2010-11	Allotment pursuant to exercise of stock options	407,347	-	169,252,732
2011-12	Allotment pursuant to exercise of stock options	307,614	-	169,560,346
2012-13	Allotment pursuant to exercise of stock options	276,129	-	169,836,475
2012-14	Allotment pursuant to exercise of stock options	272,393	-	170,108,868
2014-15	Allotment pursuant to exercise of stock options	272,306	-	170,381,174
2015-16	Allotment pursuant to exercise of stock options	226,479	-	170,607,653
2016-17	Buy back of equity shares	-	5,077,504	165,530,149
	Allotment pursuant to exercise of stock options	211,564	-	165,741,713
2017-18	Allotment pursuant to exercise of stock options	169,194	-	165,910,907
2018-19	Allotment pursuant to exercise of stock options	155,041	-	166,065,948
2019-20	Allotment pursuant to exercise of stock options	106,134	-	166,172,082
2020-21	Allotment pursuant to exercise of stock options	129,149	-	166,301,231
2021-22	Allotment pursuant to exercise of stock options	124,618	-	166,425,849
2022-23	Allotment pursuant to exercise of stock options	102,027	-	166,527,876

STOCK DATA

TABLE 5 MONTHLY HIGH/LOW AND THE TOTAL NUMBER OF SHARES/ADRS TRADED ON A MONTHLY BASIS IN THE BSE, NSE AND THE NYSE DURING FY2023

MONTH	BSE			NSE			NYSE		
	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (US$)	LOW (US$)	NO. OF ADRS[1]
Apr-22	4480.00	4063.00	1,78,994	4,477.65	4,061.00	67,80,238	58.28	52.68	41,10,742
May-22	4425.00	3787.55	4,68,612	4,426.75	3,789.85	1,13,85,286	56.67	49.59	42,13,559
Jun-22	4417.90	4066.70	3,23,121	4,415.00	4,066.05	89,01,232	56.42	52.46	45,32,790
Jul-22	4613.65	4055.75	4,46,998	4,613.80	4,055.60	1,11,04,377	57.58	51.00	37,74,387
Aug-22	4329.60	4040.00	5,02,810	4,329.90	4,040.00	81,43,380	54.02	51.11	45,23,506
Sep-22	4406.00	3996.10	3,51,939	4,407.00	3,997.00	98,52,190	54.19	49.80	55,03,078
Oct-22	4625.00	4215.90	5,81,171	4,625.00	4,215.05	71,65,567	55.29	50.46	37,29,393
Nov-22	4645.55	4318.00	3,94,477	4,645.00	4,315.00	1,03,26,549	57.65	53.45	60,06,027
Dec-22	4530.00	4201.50	3,03,271	4,532.00	4,201.00	1,03,98,872	56.65	51.11	34,06,309
Jan-23	4400.00	4176.85	1,32,144	4,394.95	4,175.10	56,13,199	54.39	51.17	39,75,300
Feb-23	4562.30	4288.55	1,63,297	4,564.00	4,285.00	61,02,966	55.58	52.24	32,14,675
Mar-23	4655.95	4298.40	1,76,617	4,656.50	4,297.00	73,45,647	57.11	52.55	48,01,912

[1] *One ADR is equal to one equity share.*

There was no trading in the Company's ADRs on NSE IFSC except 20 ADRs which were traded on December 9, 2020.

Chart 1 Movement of the Company's share price on NSE vis-à-vis NIFTY 50 Index during FY2023

CHART 1 MOVEMENT OF THE COMPANY'S SHARE PRICE ON NSE AND NIFTY 50 INDEX


DR. REDDY'S SHARE PRICE
NIFTY 50 INDEX

1. *All values are indexed to 100 as on April 1, 2022.*
2. *Nifty 50 is a benchmark Indian stock market index that represents the weighted average of 50 of the largest Indian companies listed on the National Stock Exchange.*

Chart 2 Movement of Company's ADR price on NYSE vis-à-vis S&P Global 1200 ADR Index during FY2023

CHART 2 MOVEMENT OF THE COMPANY'S ADR PRICES AND S&P GLOBAL 1200 ADR INDEX


140
130
120
110
100
90
80
70
APR-22
MAY-22
JUN-22
JUL-22
AUG-22
SEP-22
OCT-22
NOV-22
DEC-22
JAN-23
FEB-23
MAR-23
DR. REDDY'S ADR PRICE
S&P GLOBAL 1200 ADR INDEX

1. All values are indexed to 100 as on April 1, 2022.

2. The S&P Global 1200 ADR Index is based on the non-US stocks comprising the S&P Global 1200 traded in the US exchanges. For details of the methodology used to compute this index please visit www.adr.com and www.spglobal.com

Chart 3 Premium in percent on Company's ADR traded on NYSE compared to the share price on NSE during FY2023

CHART 3 PREMIUM IN PERCENT ON COMPANY'S ADRs TRADED ON NYSE VERSUS SHARE PRICE ON NSE


APR-22
MAY-22
JUN-22
JUL-22
AUG-22
SEP-22
OCT-22
NOV-22
DEC-22
JAN-23
FEB-23
MAR-23

Premium has been calculated on a daily basis using RBI reference exchange rate.

TABLE 6 DISTRIBUTION OF SHAREHOLDING

CATEGORY	AS ON MARCH 31, 2023 NO. OF SHARES	AS ON MARCH 31, 2023 % OF TOTAL	AS ON MARCH 31, 2022 NO. OF SHARES	AS ON MARCH 31, 2022 % OF TOTAL	% CHANGE
Promoters' Holding[1]					
- Individuals[2]	10,115,820	6.07	3,125,828	1.88	4.19
- Companies/ Trust[2]	34,345,308	20.62	41,335,300	24.83	-4.21
Sub-total (A)	**44,461,128**	**26.70**	**44,461,128**	**26.72**	**-0.02**
Insurance companies and Indian financial institutions	21,630,204	12.99	17,022,058	10.23	2.76
Banks	26,054	0.02	191,924	0.12	-0.10
Mutual funds/UTI	16,437,867	9.87	23,404,448	14.12	-4.25
Foreign holdings					
- Foreign institutional investors/ foreign portfolio investors/ foreign companies	45,561,917	27.36	41,872,636	25.16	2.20
- Non-resident Indians	1,509,131	0.91	1,650,025	0.99	-0.08
- ADRs	18,822,189	11.30	18,681,846	11.23	0.07
- Foreign nationals	2,394	0.00	1,459	0.00	0.00
Sub-total (B)	**103,990,356**	**62.45**	**102,915,396**	**61.84**	**0.61**
Indian public, corporates and others[3] (C)	18,076,392	10.85	19,049,325	11.45	-0.60
Total (A+B+C)	**166,527,876**	**100.00**	**166,425,849**	**100.00**	**0.00**

[1]Change in percentage due to ESOP allotment.

[2]Dr. Reddy's Holdings Limited (DRHL), holding 41,325,300 equity shares of ₹5/- each, amalgamated with the Company effective from April 9, 2022, pursuant to the Scheme of Amalgamation and Arrangement approved by Hon'ble National Company Law Tribunal, Hyderabad Bench, vide Order dated April 6, 2022. Pursuant to the Scheme, 41,325,300 equity shares held by DRHL stands cancelled and equal number of equity shares were allotted by the Company on April 22, 2022, to the shareholders of DRHL in proportion to their shareholding in DRHL.

[3]Others includes Alternative Investment Funds, Trusts, Clearing Members, Unclaimed Suspense Account, IEPF Authority and ESOS Trust.

TABLE 7 DISTRIBUTION OF EQUITY SHAREHOLDING ACCORDING TO OWNERSHIP AS ON MARCH 31, 2023

SHARES HELD	NUMBER OF SHAREHOLDERS	% OF SHAREHOLDERS	NUMBER OF SHARES HELD	% OF SHAREHOLDING
1 – 5,000	237,907	99.54	11,659,302	7.00
5,001 – 10,000	407	0.17	2,841,772	1.71
10,001 – 20,000	254	0.11	3,521,800	2.12
20,001 – 30,000	91	0.04	2,231,502	1.34
30,001 – 40,000	51	0.02	1,745,045	1.05
40,001 – 50,000	29	0.01	1,305,283	0.78
50,001 – 100,000	105	0.04	7,416,380	4.45
100,001 & above	160	0.07	116,984,603	70.25
Total (excluding ADRs)	**239,004**	**100.00**	**147,705,687**	**88.70**
Equity shares underlying ADRs[1]	1	0.00	18,822,189	11.30
Total	**239,005**	**100.00**	**166,527,876**	**100.00**

[1]Held by Beneficial Owners outside India

GENERAL BODY MEETINGS

TABLE 8 DETAILS OF THE LAST THREE ANNUAL GENERAL MEETINGS AND BUSINESS TRANSACTED THROUGH SPECIAL RESOLUTIONS, IF ANY

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2019-20	July 30, 2020 at 9:00 a.m. (IST)	Video Conferencing (VC)/Other Audio Visual Means (OAVM)	Continuation of directorship of Mr. Prasad R Menon (DIN: 00005078), Independent Director of the Company, in terms of Regulations 17(1A) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
2020-21	July 28, 2021 at 9:00 a.m. (IST)	Video Conferencing (VC)/Other Audio Visual Means (OAVM)	No special resolutions passed
2021-22	July 29, 2022 at 9:00 a.m. (IST)	Video Conferencing (VC)/Other Audio Visual Means (OAVM)	No special resolutions passed

POSTAL BALLOT DETAILS

During FY2023, the Company has conducted Postal Ballot process for the appointment of Mr. Arun M Kumar (DIN: 09665138), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013 ("Act").

Mr. G Raghu Babu, Partner, M/s. R & A Associates, Company Secretary in Practice, was appointed as the Scrutinizer to conduct the aforesaid Postal Ballot process in a fair and transparent manner. The Company had provided the facility of voting through electronic means. The procedure of Postal Ballot, as contained in the Postal Ballot Notice, is available on the Company's website at *https://www.drreddys.com/investor/investor-services/statutory-communication*.

Table 9 gives voting details of special resolutions passed through postal ballot during FY2023

TABLE 9 POSTAL BALLOT DETAILS

SPECIAL RESOLUTION PASSED	NUMBER OF SHARES	NUMBER OF VOTES POLLED	VOTING DETAILS: VOTES CAST IN FAVOUR – NUMBER OF VOTES	%	VOTES CAST AGAINST – NUMBER OF VOTES	%	DATE OF PASSING OF RESOLUTION
Appointment of Mr. Arun M Kumar (DIN: 09665138) as an Independent Director	166,448,444	136,611,993	136,236,049	99.72	375,944	0.28	October 20, 2022

Further, there is no immediate proposal for seeking shareholders' approval through Postal Ballot process.

DIVIDEND HISTORY

Chart 4 shows the dividend history of the Company from the FY2013 to FY2023

CHART 4 DIVIDEND HISTORY FY2013 - FY2023 (%)


FY2023*
800%
FY2022
600%
FY2021
500%
FY2020
500%
FY2019
400%
FY2018
400%
FY2017
400%
FY2016
400%
FY2015
400%
FY2014
360%
FY2013
300%

*Dividend recommended by the Board for approval of the members at the ensuing 39th AGM.

NOMINATION FACILITY

In view of the SEBI Circular dated November 3, 2021, read with Circulars dated December 14, 2021 and March 16, 2023, as amended, members holding shares in physical form are requested to submit their Nomination details by sending a duly filled and signed Form SH-13 and Form SH-14 to the RTA. Further, Form ISR-3 shall be submitted by the members for opting out/ cancellation of Nomination.

Table 10 gives the details of forms which are available on the Company's website: www.drreddys.com

EXCHANGE OF SHARE CERTIFICATES

Standard Equity Fund Limited (SEFL), Cheminor Drugs Limited (CDL) and American Remedies Limited (ARL) merged with Dr. Reddy's Laboratories Limited in the years 1995, 2000 and 2001, respectively. Also, during the year 2001, the Company sub-divided the face value of its equity shares of ₹10/- into ₹5/-. Hence, the share certificates of the above three companies and old share certificates of ₹10/- face value are no longer valid.

Shareholders who are still holding the share certificates of the above three companies or of ₹10/- face value, are requested to submit those share certificates along with their demat account details including client master list, either to the Company or to the RTA. On receipt and verification of these share certificate(s), the shares will get credited to the demat account of the shareholders.

SIMPLIFIED NORMS FOR PROCESSING INVESTOR SERVICE REQUEST

Pursuant to the Regulation 40 of the SEBI Listing Regulations, as amended, the transfer, transmission and transposition of securities of listed companies held in physical form, shall be effected only in demat mode. Further, SEBI vide its Circular dated January 25, 2022, has clarified that listed companies shall issue the securities in dematerialized form only, while processing the service requests like issue of duplicate share certificate, claim from unclaimed suspense account, renewal/ exchange of share certificate, endorsement, sub-division/ splitting of securities certificate, consolidation of securities certificates/ folios, transmission and transposition. It was further clarified that listed entities/ RTAs shall now issue a Letter of Confirmation in lieu of the share certificate while processing any of the aforesaid investor service request.

In view of the above and also to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to demat mode and to furnish PAN, KYC and Nomination/ Opt out of Nomination, by submitting the prescribed forms by their registered email id to RTA at bsshyd@bigshareonline.com or by sending physical copy of the same to M/s. Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082.

Table 10 gives the details of forms which are also available on our website: *https://www.drreddys.com/investors/governance/code-of-businessconductand-ethics-cobce/investorservices/investor-handbook*

TABLE 10 DETAILS OF FORMS

SL. NO.	PARTICULARS	FORM DETAILS
1	Request for registering PAN, KYC details or changes/ updation thereof	ISR-1
2	Confirmation of signature of shareholder by the Banker (in case of major mismatch in the signature of the shareholder done with)	ISR-2
3	Nomination Form	SH-13
4	Cancellation or Variation of Nomination	SH-14
5	Declaration form for opting out/ cancellation of Nomination	ISR-3
6	Request for issue of Duplicate Certificate and other Service Requests	ISR-4

SIMPLIFICATION OF PROCEDURE AND STANDARDIZATION OF FORMATS OF DOCUMENTS FOR TRANSMISSION OF SECURITIES AND ISSUE OF DUPLICATE SHARE CERTIFICATES

SEBI vide its Circular dated May 18, 2022, as amended, as an on-going measure to enhance ease of dealing in securities markets and with a view to make the transmission process more efficient and investor friendly, has simplified the procedure for transmission of securities.

Further, SEBI vide its Circular dated May 25, 2022, with a view to make issuance of duplicate securities more efficient and investor friendly, has laid down operational guidelines for processing investor's service request for the purpose of issuance of duplicate securities and notified the documents required to be submitted by security holder while requesting for issuance of duplicate securities.

The claimants are requested to follow the procedures and formats, as stated in the above circulars, for making any application for transmission or duplicate issue of shares.

Pursuant to the provisions of Section 46 of the Act, read with Rule 6(2)(a) of the Companies (Share Capital and Debentures) Rules, 2014, duplicate share certificates, in lieu of those that are lost or destroyed, should only be issued with the prior consent of the Board. Therefore, based on Circular no. 19/2014 dated June 12, 2014, issued by the Ministry of Corporate Affairs and consequent to delegation of power of issuing duplicate share certificates (Letter of Confirmation)

by the Board of Directors to the Stakeholders' Relationship Committee, the Committee attends to such requests at regular intervals.

We periodically review the operations of our RTA. The number of shares transferred/ transmitted in physical form during the last two financial years are given in **Table 11**.

TABLE 11 — SHARES TRANSFERRED/ TRANSMITTED IN PHYSICAL FORM

SHARES TRANSFERRED/ TRANSMITTED IN PHYSICAL FORM	FY2023	FY2022
Number of transfers*/ transmissions	15	5
Number of shares	15,174	3,810

**Transfers processed during FY2022 were all lodged on or before March 31, 2021.*

DEMATERIALIZATION OF SHARES

The Company's shares can be held in demat mode through both the depositories in India: the National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL).

SEBI vide Circular dated November 3, 2021, read with Circular dated March 16, 2023, as amended, has made it mandatory for the holders of physical securities to furnish PAN, KYC details and details of nomination by September 30, 2023. Folios wherein any of the above document(s)/ details are not available on or before October 1, 2023, shall be frozen by the RTA. The security holder(s) whose folio(s) have been frozen shall be eligible to lodge grievance or avail any service request from the RTA only after furnishing the complete documents/ details, as prescribed above. Further, any payment including dividend, interest or redemption payment in respect of such frozen folios, shall be only through electronic mode with effect from April 1, 2024.

As per the above-mentioned Circular, the frozen folios are required to be referred by the RTA/ Company to the administering authority under the Benami Transactions (Prohibitions) Act, 1988 and/or Prevention of Money Laundering Act, 2002, if they continue to remain frozen as on December 31, 2025.

Further, the physical shareholders are requested to ensure that their PAN is linked to Aadhaar, if not done earlier, to avoid freezing of folio.

Table 10 gives the details of forms which are also available on Company's website: www.drreddys.com.

Chart 5 gives the breakup of dematerialized shares and shares in physical form as on March 31, 2023, compared with March 31, 2022. Dematerialization of shares is done through RTA and the dematerialization process is generally completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

CHART 5 — BREAK UP OF SHARES IN ELECTRONIC AND PHYSICAL FORM AS ON MARCH 31, 2023 AND MARCH 31, 2022 (%)


96.99
96.64
0.32
0.27
2.69
3.09
PHYSICAL
ELECTRONIC - CDSL
ELECTRONIC - NSDL
2022
2023

SECRETARIAL AUDIT

Pursuant to Section 204 of the Act and corresponding Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, Secretarial Audit for FY2023 was carried out by M/s. Makarand M. Joshi & Co. (MMJC), Practicing Company Secretaries, Mumbai, India (Certificate of Practice No. 3662) having more than 25 years of experience. The Secretarial Audit Report forms a part of this Integrated Annual Report.

The Company has also obtained the Annual Secretarial Compliance Report from M/s. Makarand M. Joshi & Co. confirming compliances with all applicable SEBI Regulations, circulars and guidelines for the year ended March 31, 2023. This Compliance Report will be filed with the Stock Exchanges within prescribed time period and also will be made available on the websites of Stock Exchanges and the Company.

In addition to the above, for each quarter of FY2023, a qualified Practicing Company Secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital held with NSDL and CDSL and the total issued and listed share capital.

The reports confirm that the total issued/paid-up share capital is in agreement with total number of shares in physical form and dematerialized form held with NSDL and CDSL.

OUTSTANDING ADRs AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the US on New York Stock Exchange, Inc. (NYSE) under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on March 31, 2023, there were approximately 60 registered holders, 2,351 small bank & brokers and 25,268 beneficial shareholders of ADRs evidencing 18,822,189 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2023

Table 12 gives details of the nature of shareholder queries received, replied and pending during FY2023:

TABLE 12 — SHAREHOLDER QUERIES AND REQUESTS RECEIVED, REPLIED AND PENDING DURING FY2023

SL. NO.	NATURE	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE[1]
1	Change of address	–	–	–	–
2	Request for revalidation and issue of duplicate dividend warrants	–	78	78	–
3	Request for sub-division of shares (exchange)	–	26	25	1
4	Share transfers	–	–	–	–
5	Transmission of shares	–	19	15	4
6	Split/ consolidation of shares	–	–	–	–
7	Stop transfer	–	19	19	–
8	Power of attorney registration	–	–	–	–
9	Change of bank mandate	–	3	3	–
10	Correction of name	–	–	–	–
11	Dematerialization of shares	–	189	189	–
12	Rematerialization of shares	–	–	–	–
13	Issue of duplicate share certificates	–	42	41	1
14	Requests received from shareholders	–	851	851	–
15	Complaints received through stock exchanges/ SEBI etc.	–	8	8	–
16	Claim of unclaimed share certificates	–	20	20	–
17	Request for claim of shares from IEPF	–	20	20	–

[1]The Company has since attended all the shareholders' requests and queries which were pending as on March 31, 2023. The above table does not include shareholders' disputes, which are pending in various courts.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are three pending cases relating to disputes over title of the shares of the Company, in which the Company has been made a party. These cases, however, are not material in nature.

NATIONAL ELECTRONIC CLEARING SERVICE (NECS) FACILITY FOR REMITTANCE OF DIVIDEND ELECTRONICALLY

The Company provides the facility for remittance of dividend to shareholders through NECS. Under this facility, shareholders can receive dividend electronically by way of direct credit to their bank account. With this service, problems such as loss of dividend warrants during postal transit/fraudulent encashment etc. can be avoided. This also expedites the credit of dividend directly to the shareholder's account as compared to the payment through physical dividend warrant. Shareholders are advised to refer to the Investor Handbook on the Company's website, www.drreddys.com, for further details on this facility.

TRANSFER TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

UNCLAIMED DIVIDENDS

Pursuant to Section 125 of the Act, unclaimed dividend for FY2015 amounting to ₹9.05 million, has been transferred to the Investor Education and Protection Fund (IEPF) of the Government.

The dividend amounts for FY2016 which have been unclaimed for seven years will be transferred to IEPF. Shareholders who have not claimed the dividend(s) amount are, therefore, requested to do so before they are statutorily transferred to the IEPF during FY2024. **Table 13** gives the transfer dates in this regard.

The shareholders who have not cashed their dividend are requested to immediately approach Company's RTA, for making payment through electronic bank transfer. In cases, where bank details for making electronic payment are not available, or electronic payment instructions have failed or rejected by the bank, duplicate warrant(s)/ demand draft(s) may be issued in lieu of the original warrant(s)/ demand draft(s).

The information on unclaimed dividend/ interest is available on the Company's website: www.drreddys.com.

TABLE 13	DATES OF TRANSFER OF UNCLAIMED DIVIDEND ON SHARES			
FINANCIAL YEAR	TYPE OF PAYMENT	DATE OF DECLARATION/ PAYMENT	AMOUNT OUTSTANDING AS ON MARCH 31, 2023	DUE FOR TRANSFER ON
2015-16	Final dividend	July 27, 2016	9,617,840.00	August 30, 2023
2016-17	Final dividend	July 28, 2017	14,648,760.00	August 31, 2024
2017-18	Final dividend	July 27, 2018	12,934,520.00	August 30, 2025
2018-19	Final dividend	July 30, 2019	13,133,180.00	September 5, 2026
2019-20	Final dividend	July 30, 2020	11,132,244.52	August 31, 2027
2020-21	Final dividend	July 28, 2021	10,848,963.71	August 27, 2028
2021-22	Final dividend	July 29, 2022	13,509,027.00	August 28, 2029

TRANSFER OF UNDERLYING SHARES TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

Pursuant to Section 124(6) of the Companies Act, 2013 read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred to IEPF.

During the year, the Company has transferred (transmitted) 3,867 equity shares held under 97 folios to the IEPF, on which dividend has not been paid or claimed for seven consecutive years to IEPF. Before such transfer of shares to IEPF, the Company has sent individual notices at the latest available addresses of the shareholders, whose dividends are lying unpaid/unclaimed for FY2015 along with subsequent seven consecutive years' dividend, advising them to claim the dividends and also published a notice in newspapers inviting the shareholders' attention to this matter.

The Company has sent reminder at latest available addresses of the shareholders, whose dividends are lying unpaid/unclaimed, advising them to claim the dividends for FY2016 and subsequent years.

Shareholders who have not claimed/ encashed their dividends from FY2016 can write to the Company's RTA or at the registered office of the Company, for making a valid claim for the unclaimed dividends. If the shareholders do not claim the unpaid or unclaimed dividends for FY2016 and seven consecutive years before August 30, 2023, then the shares held by them with respect to such dividend are liable to be transferred to IEPF.

CLAIM FROM IEPF AUTHORITY

Members/Claimants whose shares and dividends have been transferred to the IEPF authority can claim the same by making an application to the IEPF authority by filing Form IEPF-5 (available at *www.iepf.gov.in*) and sending duly signed physical copy of the same to the Company at its Registered Office along with requisite documents as prescribed in the instruction kit of e-Form IEPF-5. No claims shall lie against the Company in respect of the dividends/shares so transferred.

DEALING WITH SECURITIES WHICH HAVE REMAINED UNCLAIMED

Pursuant to Regulation 39(4) of the SEBI Listing Regulations, read with Schedule VI of the said Regulations, the Company has dematerialized shares which have been returned undelivered by postal authorities and shares lying unclaimed after sub-division. The dematerialized shares are held in an 'unclaimed suspense account' opened with a depositary participant associated with NSDL.

Any corporate benefits accruing on such shares, viz. bonus shares, split etc., shall also be credited to an unclaimed suspense account, for a period of seven years and thereafter shall be transferred by the Company to IEPF, in accordance with provisions of Section 124(5) and (6) of the Companies Act, 2013 and Rules made thereunder.

Table 14 gives the details of the unclaimed shares as on March 31, 2023, held by the Company. The voting rights on such unclaimed shares shall remain frozen till the rightful owner claims these shares.

TABLE 14	UNCLAIMED SHARES AS ON MARCH 31, 2023		
SL. NO.	PARTICULARS	NO. OF FOLIOS	NO. OF SHARES
i.	No. of shareholders and the outstanding no. of unclaimed shares at the beginning of the year	2,147	3,62,936
ii.	No. of shareholders who approached to claim the unclaimed shares during the year	51	21,497
iii.	No. of shareholders who claimed and were given the unclaimed shares during the year	51	21,497
iv.	Aggregate no. of shareholders and the outstanding no. of unclaimed shares at the end of the year	2,096	3,41,439

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company on matters relating to capital markets for the last three years.

COMMODITY PRICE RISK OR FOREIGN EXCHANGE RISK

Appropriate disclosure on commodity price or foreign exchange risk and hedging activities is given in note 2.29 of the notes to the standalone financial statement.

INFORMATION ON DIRECTORS PROPOSED FOR RE-APPOINTMENT/ APPOINTMENT

This information is given in the chapter on *Corporate Governance* and *Notice of 39th AGM*, forming part of this Report.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the financial statements are requested to write to the Company at e-mail ID: shares@drreddys.com at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the AGM.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

Pursuant to the provisions of Section 100 of the Act, the Companies (Management and Administration) Rules, 2014 and Secretarial Standards on General Meeting (SS-2), an extraordinary general meeting (EGM) of the Company may be called by a requisition made by shareholders, either in writing or through electronic mode, at least 21 clear days prior to the proposed date of such a meeting. Such a requisition, signed by the requisitionists, shall set out the matters of consideration for which the meeting is to be called and it shall be sent to the registered office of the Company.

Shareholders entitled to make requisition for an EGM regarding any matter, shall be those who hold not less than one-tenth of the paid-up share capital of the Company on the date of receipt of the requisition.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 160 of the Act, any person, or some shareholders intending to propose such person for appointment as a director of the Company, shall deposit a signed notice signifying his/ her candidature to the office of a director, at the registered office of the Company, not less than 14 days before the shareholders' meeting.

All directors' nominations are considered by the Nomination, Governance and Compensation Committee of the Company's Board of Directors, which entirely consists of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's Memorandum and Articles of Association are available on its website: *www.drreddys.com*.

INVESTOR HANDBOOK/ SHAREHOLDER SERVICES

Please refer to the Investor Handbook on the Company's website: www.drreddys.com, for rights of shareholders, procedures related to transfer/ dematerialization/ rematerialization/ transmission of shares, nomination in respect of shareholding, change of address, unclaimed/unpaid dividend, shares underlying unpaid/unclaimed dividend, refund from IEPF, loss/ misplacement of certificate(s), sub-division of shares, share certificates of amalgamated companies, power of attorney, registration of e-mail ID and registration of PAN/ Bank details, and for necessary compliances under the SEBI Circular.

CERTIFICATE FROM THE COMPANY SECRETARY

I, K Randhir Singh, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that as on date of this Certificate, the Company has:

a) Complied with the provisions of rules and regulations framed by the Securities and Exchange Board of India; the Companies Act, 2013 (the "Act"), as amended and other statutory laws as may be applicable on the Company and effective as on date.

b) Maintained all books of account and statutory registers prescribed under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "SEBI Listing Regulations"); the Act and other applicable statutory laws.

c) Filed all forms and returns and furnished all necessary particulars to the Stock Exchanges; Registrar of Companies; and/ or other Statutory Authorities, as may be required under the SEBI Listing Regulations, the Act and other applicable statutory laws.

d) Conducted the Board meetings, Shareholders' meeting and Postal Ballot as per the SEBI Listing Regulations, the Act, Secretarial Standards (issued by the Institute of Company Secretaries of India) and other applicable statutory laws; and the minutes thereof were properly recorded in the respective minutes books.

e) Effected share transfers (transmissions) and dispatched the certificates/ letters of confirmation, wherever applicable, within the time limit prescribed by various Statutory Authorities.

f) Not exceeded the borrowing or investment limits as prescribed under the applicable laws.

g) Paid dividend to the shareholders, transferred the unpaid dividends and the underlying shares in respect of which dividend has remained unpaid or unclaimed for seven consecutive years to the Investor Education and Protection Fund (IEPF) within the time limit and has also complied with the provisions of the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended.

The Certificate is given by the undersigned according to the best of knowledge and belief and based on the available information and records, knowing that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Place: Hyderabad
Date: May 10, 2023

PLANT/FACILITY LOCATIONS OUTSIDE INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

API CUERNAVACA PLANT

Industrias Quimicas Falcon De Mexico S.A. de C.V., Carretera Federal Cuernavaca-Cuautla KM 4.5 CIVAC, Jiutepec Morelos, Mexico 62578

API MIRFIELD PLANT

Dr. Reddy's Laboratories (EU) Limited Steanard Lane, Mirfield, West Yorkshire, WF 14, 8HZ, United Kingdom

API MIDDLEBURGH PLANT

Dr. Reddy's Laboratories New York Inc. 1974 Route 145, P.O. Box 500, Middleburgh, New York 12122, USA

FORMULATIONS MANUFACTURING FACILITIES

FORMULATIONS SHREVEPORT PLANT

Dr. Reddy's Laboratories Louisiana LLC 8800 Line Avenue, Shreveport, Louisiana 7110-6717, USA

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LIMITED

No. 258, Huang Pu Jiang (M) Road, Kunshan Development Zone, Jiangsu Province, P. R. China, Pin: 215 300

RESEARCH AND DEVELOPMENT FACILITIES

TECHNOLOGY DEVELOPMENT CENTRE, CAMBRIDGE

Dr. Reddy's Laboratories (EU) Limited 410 Cambridge Science Park, Milton Road, Cambridge CB4 0PE, United Kingdom

AURIGENE DISCOVERY TECHNOLOGIES, (MALAYSIA) SDN BHD

Level 2, Research Management & Innovation Complex, University of Malaya, Lembah Pantai 50603 Kuala Lumpur, Malaysia

IN INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

CTO 1 - API HYDERABAD PLANT

Plot No. 137, 138, 145 & 146, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 2 - API HYDERABAD PLANT

Plot No. 75A, 75B, 105, 110, 111, 112 & 121/3, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 3 - API HYDERABAD PLANT

Plot No. 116, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 5 - API NALGONDA PLANT

Peddadevulapally, Tripuraram Mandal, Nalgonda District, Telangana, Pin: 508 207

CTO 6 - API SRIKAKULAM PLANT

Sy No. 5 to 9 & Plot No. 5/1, 5/2, 5/3 & 5/4, APIIC, IDA Pydibheemavaram, Ranastholam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

CTO SEZ - API SRIKAKULAM PLANT (SEZ)

Pu1 & Developer Sector No. 28 & 34, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FORMULATIONS MANUFACTURING FACILITIES

FTO 2 - FORMULATIONS HYDERABAD PLANT

Sy No. 42, 43, 44P, 45, 46P, 53, 54 & 83, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 3 - FORMULATIONS HYDERABAD PLANT

Sy No. 41, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 6 - FORMULATIONS BADDI PLANT

Village Khol, PO - Bhud, Baddi, Nalagarh Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 7 - FORMULATIONS DUVADDA PLANT

Plot No. P1-P9, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO 8 - FORMULATIONS BADDI PLANT

Village Mauja Thana, PO - Bhud, Baddi, Nalagarh Baddi Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 9 - FORMULATIONS DUVADDA PLANT

Plot No. Q1 to Q5, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO SEZ PU 1 - FORMULATIONS SRIKAKULAM PLANT

Sector No. 9-14 & 17-20, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO SEZ PU 2 - FORMULATIONS SRIKAKULAM PLANT

Sector No. 70, 71 & 73, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 11 - FORMULATIONS SRIKAKULAM PLANT

APIIC Industrial Estate, Pydibheemavaram Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 12 - FORMULATIONS BADDI PLANT

Village Kunjhal, PO - Barotiwala, Baddi, Tehsil Nalagarh Road, Solan District, Himachal Pradesh, Pin: 174 103

BIOLOGICS

Survey No. 44 (part) & 47, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

RESEARCH AND DEVELOPMENT FACILITIES IN INDIA

INTEGRATED PRODUCT DEVELOPMENT ORGANISATION (IPDO)

Sy No. 42, 45, 46 & 54 Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 1 - IPDO PILOT PLANT

Plot No 137,138, SVCI estates IDA Bollaram, Jinnaram, Bollaram Village Telangana - 502325, India

TECHNOLOGY DEVELOPMENT CENTRE 2

Plot 31A, IDA, Jeedimetla, Hyderabad, Telangana, Pin: 500 050

AURIGENE ONCOLOGY LIMITED (FORMERLY AURIGENE DISCOVERY TECHNOLOGIES LIMITED), BENGALURU

39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

AURIGENE PHARMACEUTICAL SERVICES LIMITED, HYDERABAD

Bollaram Road, Miyapur, Hyderabad, Telangana, Pin: 500 049

AURIGENE PHARMACEUTICAL SERVICES LIMITED, BENGALURU

39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

Dr.Reddy's

INDEPENDENT AUDITOR'S REPORT

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Standalone Financial Statements

OPINION

We have audited the accompanying standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company"), which comprise the Balance sheet as at 31 March 2023, the Statement of Profit and Loss, including the statement of Other Comprehensive Income, the Cash Flow Statement and the Statement of Changes in Equity for the year then ended, and notes to the standalone financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at 31 March 2023, its profit including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

BASIS FOR OPINION

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Standalone Financial Statements' section of our report. We are independent of the Company in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements for the financial year ended 31 March 2023. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the standalone financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the standalone financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying standalone financial statements.

Key audit matters	How our audit addressed the key audit matter
Contingencies, including litigations and tax *(as described in note 1.3(i) of the significant accounting policies, and note 2.30 (A) containing details of contingencies in the standalone financial statements)*	
The Company is involved in disputes, lawsuits, claims, anti-trust, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent, tax and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. The Company assisted by their external legal counsel assesses the need to make provision or disclose a contingency on a case- to case basis considering the underlying facts of each litigation. This area is significant to our audit, since the accounting and disclosure for contingent legal and tax liabilities is complex and judgmental (due to the difficulty in predicting the outcome of the matter and estimating the potential impact if the outcome is unfavourable), and the amounts involved are, or can be, material to the standalone financial statements.	Our audit procedures, among others included the following: • We evaluated the design and tested the operating effectiveness of controls relating to identification and evaluation of claims, proceedings and investigations at different levels in the Company, and the measurement of provisions for disputes, potential claims and litigation, contingent liabilities and disclosures. • We obtained a list of ongoing litigations from the Company's in-house legal counsel. We selected a sample of litigations based on materiality and performed inquiries with the said counsel on the legal evaluation of these litigations. We compared the evaluation with the provision or disclosure in the standalone financial statements. We tested the underlying computation of the management in relation to the measurement of provision or the contingency. • We obtained legal letters from the Company's external legal advisors with respect to the matters included in the summary. Where appropriate, we examined correspondences connected with the cases. • We inspected relevant communication with tax authorities. • We involved tax experts in assessing the nature and amount of material tax positions and assessed the technical merits based on the correspondence and assessments from the relevant tax authorities. • We also evaluated the disclosures made in the standalone financial statements.

Key audit matters	How our audit addressed the key audit matter
Returns, discounts and other deductions in Revenue *(as described in note 1.3(m) of the significant accounting policies of standalone financial statements and note 2.13 of the standalone financial statements)*	

Revenue is recognised net of accrual for sales returns and discounts etc. The estimates relating to these accruals are important given the significance of revenue and also considering the distinctive terms of arrangement with customers. These estimates are complex and requires significant judgement and estimation by the Company for establishing an appropriate accrual. Accuracy of revenues may deviate on account of change in judgements and estimates. Accordingly, the same has been considered as a key audit matter.	Our audit procedures, among others included the following:
	• We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes.
	• We also tested management's controls over the methods for making estimates, data and assumptions of the estimates used to calculate the sales deductions.
	• We tested management's estimated sales deductions and obtained management's calculations for the respective estimates. We tested management's estimates over the determination of sales deductions, accruals by comparing the rates used in management's estimate to rates in the underlying contracts and historical sales deductions data.
	• We compared the assumptions to contracted prices and discounts, allowances and returns, as applicable to current payment trends.
	• We also considered the historical accuracy of the management's estimates in prior years and assessed the estimated amounts, we evaluated trends in actual sales and discount accrual balances.
	• We also tested the underlying data used in management's calculations for accuracy and completeness and verified source data supporting the historical sales and sales returns levels and volume discounts settled during the period.
	• We tested recording of revenue in appropriate period which included the following procedures:
	  • Performed trend analysis over sales levels as compared to previous periods.
	  • Verified sample sales transactions near period-end.

OTHER INFORMATION

The Company's Board of Directors is responsible for the other information. The other information comprises the Statutory reports, Management discussion and analysis, corporate governance and Board's report included in the Annual report, which we obtained prior to the date of this auditor's report, and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE STANDALONE FINANCIAL STATEMENTS

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management and the board of directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are also responsible for overseeing the Company's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE STANDALONE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements for the financial year ended 31 March 2023 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the "Annexure 1" a statement on the matters specified in paragraphs 3 and 4 of the Order.
2. As required by section 143(3) of the Act, we report that:
   (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

   (c) The Balance Sheet, the Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Cash Flow Statement and Statement of Changes in Equity dealt with by this Report are in agreement with the books of account;

   (d) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

   (e) On the basis of the written representations received from the directors as on 31 March 2023 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2023 from being appointed as a director in terms of section 164 (2) of the Act;

   (f) With respect to the adequacy of the internal financial controls with reference to these standalone financial statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure 2" to this report;

   (g) In our opinion, the managerial remuneration for the year ended 31 March 2023 has been paid /provided by the Company to its directors in accordance with the provisions of section 197 read with Schedule V to the Act;

   (h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

      i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements – Refer Note 2.30(A) to the standalone financial statements;

      ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.28 to the standalone financial statements;

      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company

      iv. a. The management has represented that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

      b. The management has represented that, to the best of its knowledge and belief, no funds have been received by the Company from any persons or entities, including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

      c. Based on such audit procedures performed that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (a) and (b) contain any material misstatement.

      v. a. The final dividend paid by the Company during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

      b. As stated in note 2.9 to the standalone financial statements, the Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

      vi. As proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 is applicable for the Company only w.e.f. 1 April 2023, reporting under this clause is not applicable.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 23213271BGSEIF7759

Place of Signature: Hyderabad
Date: 10 May 2023

ANNEXURE 1 TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE IND AS FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

(i) (a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of Property, Plant and Equipment.

(B) The Company has maintained proper records showing full particulars of intangibles assets.

(b) All Property, Plant and Equipment have not been physically verified by the management during the year but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) The title deeds of all the immovable properties (other than properties where the Company is the lessee and the lease agreements are duly executed in favour of the lessee) are held in the name of the Company.

(d) The Company has not revalued its Property, Plant and Equipment (including Right of use assets) or intangible assets during the year ended 31 March 2023.

(e) There are no proceedings initiated or are pending against the Company for holding any benami property under the Prohibition of Benami Property Transactions Act, 1988 and rules made thereunder.

(ii) (a) The inventory has been physically verified by the management during the year. In our opinion, the frequency of verification by the management is reasonable and the coverage and procedure for such verification is appropriate. Inventories lying with third parties have been confirmed by them as at 31 March 2023. There were no discrepancies of 10% or more in aggregate for each class of inventory.

(b) The Company has not been sanctioned working capital limits in excess of ₹ five crores in aggregate from banks or financial institutions during any point of time of the year on the basis of security of current assets. Accordingly, the requirement to report on clause 3(ii)(b) of the Order is not applicable to the Company.

(iii) (a) During the year the Company has not provided loans, advances in the nature of loans, stood guarantee or provided security to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(a) of the Order is not applicable to the Company

(b) During the year investments made, guarantees provided, security given, and the terms and conditions of the grant of all loans and advances in the nature of loans, investments and guarantees to companies, firms, Limited Liability Partnerships or any other parties are not prejudicial to the Company's interest.

(c) The Company has outstanding loans from subsidiary company during the year where the schedule of repayment of principal and payment of interest has been stipulated and the repayment or receipts are regular.

(d) There are no amounts of loans or advance in the nature of loan granted to companies, firms, Limited Liability Partnerships or any other parties which are overdue for more than ninety days.

(e) There were no loans or advances in the nature of loans to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(e) of the Order is not applicable to the Company.

(f) The Company has not granted any loans or advances in the nature of loans, either repayable on demand or without specifying any terms or period of repayment to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(f) of the Order is not applicable to the Company.

(iv) In our opinion and according to the information and explanations given to us, the Company has not advanced loans to directors / to a company in which the Director is interested to which provisions of section 185 of the Act apply and hence not commented upon. In our opinion and according to the information and explanations given to us, the Company has made investments and given guarantees/provided security which is in compliance with the provisions of section 186 of the Act.

(v) The Company has neither accepted any deposits from the public nor accepted any amounts which are deemed to be deposits within the meaning of sections 73 to 76 of the Act and the rules made thereunder, to the extent applicable. Accordingly, the requirement to report on clause 3(v) of the Order is not applicable to the Company.

(vi) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 148(1) of the Companies Act, related to the manufacture of applicable pharmaceutical products and are of the opinion that prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a) The company is regular in depositing with appropriate authorities undisputed statutory dues including goods and services tax, provident fund, employees' state insurance, income-tax, sales-tax, service tax, duty of custom, cess and other statutory

dues applicable to it. According to the information and explanations given to us and based on audit procedures performed by us, there were no undisputed amount payable in respect of these statutory dues were outstanding, at the end of the year end , for a period of more than six months from the date they became payable.

(b) The dues of goods and services tax, provident fund, employees' state insurance, income-tax, sales-tax, service tax, duty of custom, duty of excise, value added tax, cess, and other statutory dues have not been deposited on account of any dispute, are as follows:

Name of the Statute	Nature of the dues	Disputed Amount	Paid under protest	Period to which the amount relates	Forum where dispute is pending
Central Excise Act, 1944	Excise Duty, Interest and Penalty	1,587	39	2001-2019	Appellate Authority – up to Commissioners
		529		2003-2018	CESTAT
		52		2002-2006	High Court
Customs Act, 1962	Custom Duty	41	-	2003-2020	Appellate Authority - up to Commissioners
Finance Act, 1994	Cenvat Credit of Service Tax, interest and Penalty	110	5	2011-2016	CESTAT
		29	-	2004-2018	Appellate Authority – up to Commissioners
	Service Tax and Penalty	177	8	2010-2015	CESTAT
		1	1	2015-2017	Appellate Authority – up to Commissioners
Central Sales Tax Act and Sales Tax Acts of various States	Sales Tax and Penalty	103	235	2002-2017	Sales Tax Appellate Tribunal
		84		2003-2018	Appellate Tribunal – up to Commissioner
		80		2005-2014	High Court
CGST Act, 2017	GST	84	-	2017-2020	Appellate Authority – up to Commissioners
		359	-	2017-2018	High court
Income Tax Act, 1961	Income Tax	386	-	2019-2022	Commissioner Appeals
		485	-	2018-2019	Income Tax Appellate Tribunal

(viii) The Company has not surrendered or disclosed any transaction, previously unrecorded in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the year. Accordingly, the requirement to report on clause 3(viii) of the Order is not applicable to the Company.

(ix) (a) The Company has not defaulted in repayment of loans or other borrowings or in the payment of interest thereon to any lender.

(b) The Company has not been declared willful defaulter by any bank or financial institution or government or any government authority.

(c) The Company did not have any term loans outstanding during the year hence, the requirement to report on clause (ix)(c) of the Order is not applicable to the Company.

(d) On an overall examination of the financial statements of the Company, no funds raised on short-term basis have been used for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries, associates or joint ventures.

(f) The Company has not raised loans during the year on the pledge of securities held in its subsidiaries, joint ventures or associate companies. Hence, the requirement to report on clause (ix)(f) of the Order is not applicable to the Company.

(x) (a) The Company has not raised any money during the year by way of initial public offer / further public offer (including debt instruments) hence, the requirement to report on clause 3(x)(a) of the Order is not applicable to the Company.

(b) The Company has not made any preferential allotment or private placement of shares /fully or partially or optionally convertible debentures during the year under audit and hence, the requirement to report on clause 3(x)(b) of the Order is not applicable to the Company.

(xi) (a) No fraud by the Company or no fraud on the Company has been noticed or reported during the year.

(b) During the year, no report under sub-section (12) of section 143 of the Companies Act, 2013 has been filed by cost auditor/ secretarial auditor or by us in Form ADT – 4 as prescribed under Rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year while determining the nature, timing and extent of audit procedures.

(xii) The Company is not a Nidhi Company as per the provisions of the Companies Act, 2013. Therefore, the requirements to report on clauses 3(xii)(a), 3(xii)(b) and 3(xii)(c) of the Order are not applicable to the Company.

(xiii) Transactions with the related parties are in compliance with sections 177 and 188 of Companies Act, 2013 where applicable and the details have been disclosed in the notes to the financial statements, as required by the applicable accounting standards.

(xiv) (a) The Company has an internal audit system commensurate with the size and nature of its business.

(b) The internal audit reports of the Company issued till the date of the audit report, for the period under audit have been considered by us.

(xv) The Company has not entered into any non-cash transactions with its directors or persons connected with its directors and hence requirement to report on clause 3(xv) of the Order is not applicable to the Company.

(xvi) (a) The provisions of section 45-IA of the Reserve Bank of India Act, 1934 (2 of 1934) are not applicable to the Company. Accordingly, the requirement to report on clause (xvi)(a) of the Order is not applicable to the Company.

(b) The Company is not engaged in any Non-Banking Financial or Housing Finance activities. Accordingly, the requirement to report on clause (xvi)(b) of the Order is not applicable to the Company.

(c) The Company is not a Core Investment Company as defined in the regulations made by Reserve Bank of India. Accordingly, the requirement to report on clause 3(xvi) of the Order is not applicable to the Company.

(d) There is no Core Investment Company as a part of the Group, hence, the requirement to report on clause 3(xvi)(d) of the Order is not applicable to the Company.

(xvii) The Company has not incurred cash losses in the current financial year and in the immediately preceding financial year.

(xviii) There has been no resignation of the statutory auditors during the year and accordingly requirement to report on Clause 3(xviii) of the Order is not applicable to the Company.

(xix) On the basis of the financial ratios disclosed in note 2.42 to the financial statements, ageing and expected dates of realization of financial assets and payment of financial liabilities, other information accompanying the financial statements, our knowledge of the Board of Directors and management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

(xx) (a) In respect of other than ongoing projects, there are no unspent amounts that are required to be transferred to a fund specified in Schedule VII of the Act, in compliance with second proviso to sub section 5 of section 135 of the Act. This matter has been disclosed in note 2.20 to the financial statements.

(b) All amounts that are unspent under section (5) of section 135 of Companies Act, pursuant to any ongoing project, has been transferred to special account in compliance of with provisions of sub section (6) of section 135 of the said Act. This matter has been disclosed in note 2.20 to the financial statements.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 23213271BGSEIF7759

Place of Signature: Hyderabad
Date: 10 May 2023

ANNEXURE 2 TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

REPORT ON THE INTERNAL FINANCIAL CONTROLS UNDER CLAUSE (I) OF SUB-SECTION 3 OF SECTION 143 OF THE COMPANIES ACT, 2013 ("THE ACT")

We have audited the internal financial controls with reference to standalone financial statements of Dr. Reddy's Laboratories ("the Company") as of 31 March 2023 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

MANAGEMENT'S RESPONSIBILITY FOR INTERNAL FINANCIAL CONTROLS

The Company's Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the Company's internal financial controls with reference to these standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, as specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to these standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to these standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to these standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to these standalone financial statements.

MEANING OF INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO THESE STANDALONE FINANCIAL STATEMENTS

A company's internal financial controls with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial controls with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

INHERENT LIMITATIONS OF INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO STANDALONE FINANCIAL STATEMENTS

Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OPINION

In our opinion, the Company has, in all material respects, adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at 31 March 2023, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 23213271BGSEIF7759

Place of Signature: Hyderabad
Date: 10 May 2023

BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at 31 March 2023	As at 31 March 2022
ASSETS			
Non-current assets			
Property, plant and equipment	2.1	47,379	40,240
Capital work-in-progress	2.2	8,991	11,864
Goodwill	2.3	353	353
Other intangible assets	2.4	23,835	20,412
Intangible assets under development	2.5	129	129
Financial assets			
Investments	2.6 A	31,422	30,243
Trade receivables	2.6 B	-	64
Loans	2.6 C	11	12
Other financial assets	2.6 D	533	2,514
Deferred tax assets, net	2.27	-	194
Tax assets, net		2,546	3,115
Other non-current assets	2.7 A	156	403
		115,885	**110,043**
Current assets			
Inventories	2.8	30,420	33,470
Financial assets			
Investments	2.6 A	42,978	19,124
Trade receivables	2.6 B	42,889	49,454
Derivative instruments	2.28	715	1,003
Cash and cash equivalents	2.6 E	1,123	11,595
Other bank balances	2.6 F	5,325	8,710
Other financial assets	2.6 D	2,224	542
Other current assets	2.7 B	12,189	9,981
Total current assets before assets held for sale		**137,863**	**134,887**
Assets held for sale	2.6 A	-	26
Total current assets		**137,863**	**134,913**
Total assets		**253,748**	**244,956**
EQUITY AND LIABILITIES			
Equity			
Equity share capital	2.9	832	832
Other equity		203,910	182,530
		204,742	**183,362**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.10 B	286	197
Provisions	2.11 A	79	104
Deferred tax liabilities, net	2.27	3,392	-
Other non-current liabilities	2.12 A	852	842
		4,609	**1,143**
Current liabilities			
Financial liabilities			
Borrowings	2.10 A	6	21,711
Lease liabilities	2.10 B	216	146
Trade payables	2.10 C		
Total outstanding dues of micro enterprises and small enterprises		72	120
Total outstanding dues of creditors other than micro enterprises and small enterprises		17,573	16,542
Derivative instruments	2.28	135	472
Other financial liabilities	2.10 D	15,369	12,153
Provisions	2.11 B	3,052	3,222
Other current liabilities	2.12 B	7,974	6,085
		44,397	**60,451**
Total equity and liabilities		**253,748**	**244,956**

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: 10 May 2023

STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended 31 March 2023	For the year ended 31 March 2022
Income			
Sales	2.13	162,989	138,864
Service income and License fees	2.13	6,002	4,289
Other operating income	2.14	634	899
Total revenue from operations		**169,625**	**144,052**
Other income	2.15	5,913	4,820
Total income		**175,538**	**148,872**
Expenses			
Cost of materials consumed		31,614	33,784
Purchase of stock in trade		17,793	20,571
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.16	1,295	(3,896)
Employee benefits expense	2.17	28,326	24,346
Depreciation and amortisation expense	2.18	9,232	8,143
Impairment of non current assets		51	93
Finance costs	2.19	169	390
Selling and other expenses	2.20	48,398	43,203
Total expenses		**136,878**	**126,634**
Profit before tax		**38,660**	**22,238**
Tax expense	2.27		
Current tax		8,641	3,926
Deferred tax		3,891	2,080
Profit for the year		**26,128**	**16,232**
Other comprehensive income (OCI)			
A. (i) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		1	3
(b) Actuarial gain/ (loss) on post-employment benefit obligations		88	(48)
(ii) Tax impact on above items		(53)	17
		36	(28)
B. (i) Items that will be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		(4)	-
(b) Effective portion of changes in fair value of cash flow hedges, net		(924)	832
(ii) Tax impact on above items		358	(291)
		(570)	541
Total other comprehensive income for the year, net of tax		**(534)**	**513**
Total comprehensive income for the year		**25,594**	**16,745**
Earnings per share:	2.23		
Basic earnings per share of ₹5/- each		157.37	97.85
Diluted earnings per share of ₹5/- each		157.03	97.58

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 10 May 2023

STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital	Treasury shares(1)	Securities premium(2)	Share-based payment reserve(3)	Capital reserve(4)	Capital redemption reserve(5)	General reserve(6)	Retained earnings	Special Economic Zone re-investment reserve(10)	Cash flow hedge reserve(7)	FVTOCI** reserve(8)	Remeasurements of the net defined benefit plan(9)	Total equity
					Other components of equity – Reserves and surplus					Other comprehensive income			
Balance as at 1 April 2022 (A)	832	(1,604)	6,684	1,413	267	25	20,302	154,030	755	829	4	(206)	183,362
Profit for the year	-	-	-	-	-	-	-	30,128	-	-	-	-	30,128
Net change in fair value of FVTOCI** equity instruments, net of tax benefit of ₹0*	-	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹188 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	(566)	-	-	(566)
Actuarial gain on post-employment benefit obligations, net of tax expense of ₹12 (Refer note 2.26)	-	-	-	-	-	-	-	-	-	-	-	35	35
Total comprehensive income (B)	-	-	-	-	-	-	-	30,128	-	(566)	(3)	35	29,594
Transactions with owners of the Company													
Contributions and distributions													
Issue of equity shares on exercise of options (Refer note 2.9)	1	148	297	(273)	-	-	-	-	-	-	-	-	173
Share-based payment expense (Refer note 2.25)	-	-	-	307	-	-	-	-	-	-	-	-	307
Sale of treasury shares, net (Refer note 2.9)	-	184	47	-	-	-	-	-	-	-	-	-	231
Dividend paid	-	-	-	-	-	-	-	(4,970)	-	-	-	-	(4,970)
Total contributions and distributions	1	332	438	34	-	-	-	(4,970)	-	-	-	-	(4,215)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	1	332	438	34	-	-	-	(4,970)	-	-	-	-	(4,215)
Transfer to special economic zone (SEZ) re-investment reserve	-	-	-	-	-	-	-	(752)	752	-	-	-	-
Transfer from special economic zone re-investment reserve on utilisation	-	-	-	-	-	-	-	623	(623)	-	-	-	-
Transfer to special economic zone re-investment reserve, net (D)	-	-	-	-	-	-	-	(129)	129	-	-	-	-
Balance as at 31 March 2023 (A)+(B)+(C)+(D)	833	(1,268)	7,132	1,447	267	25	20,302	175,048	886	263	1	(171)	204,742

Particulars	Equity share capital	Treasury shares(1)	Securities premium(2)	Share-based payment reserve(3)	Capital reserve(4)	Capital redemption reserve(5)	General reserve(6)	Retained earnings	Special Economic Zone re-investment reserve(10)	Cash flow hedge reserve(7)	FVTOCI** reserve(8)	Remeasurements of the net defined benefit plan(9)	Total equity
					Other components of equity – Reserves and surplus					Other comprehensive income			
Balance as at 1 April 2021 (A)	832	(1,361)	6,301	1,266	267	25	20,302	141,273	1,326	288	1	(177)	169,603
Profit for the year	-	-	-	-	-	-	-	16,233	-	-	-	-	16,233
Net change in fair value of FVTOCI** equity instruments, net of tax benefit of ₹0*	-	-	-	-	-	-	-	-	-	-	3	-	3
Transfer on disposal of equity instruments classified as FVTOCI instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹291 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	541	-	-	541
Actuarial loss on post-employment benefit obligations, net of tax expense of ₹17 (Refer note 2.26)	-	-	-	-	-	-	-	-	-	-	-	(29)	(29)
Total comprehensive income (B)	-	-	-	-	-	-	-	16,233	-	541	3	(29)	16,748
Transactions with owners of the Company													
Contributions and distributions													
Issue of equity shares on exercise of options (Refer note 2.9)	-**	305	292	(423)	-	-	-	-	-	-	-	-	174
Share-based payment expense (Refer note 2.25)	-	-	-	592	-	-	-	-	-	-	-	-	592
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend paid (including dividend distribution tax)	-	-	-	-	-	-	-	(4,146)	-	-	-	-	(4,146)
Total contributions and distributions	-	305	292	167	-	-	-	(4,146)	-	-	-	-	(3,380)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	-	305	292	167	-	-	-	(4,146)	-	-	-	-	(3,380)
Transfer from special economic zone re-investment reserve on utilisation	-	-	-	-	-	-	-	571	(571)	-	-	-	-
Transfer to special economic zone re-investment reserve, net (D)	-	-	-	-	-	-	-	571	(571)	-	-	-	-
Balance as at 31 March 2022 (A)+(B)+(C)+(D)	832	(1,604)	6,684	1,413	267	25	20,302	154,030	755	829	4	(206)	183,362

*Refer to note 2.57 of the financial statements "Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited"

**Rounded off to millions

**FVTOCI represents fair value through other comprehensive income

STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

(1) Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

(2) Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of Section 52 of the Companies Act, 2013.

(3) Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees as part of their remuneration. Refer note 2.25 for further details of these plans.

(4) The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.

(5) As per Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013.

(6) The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to statement of profit and loss.

(7) The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to statement of profit and loss in the period in which the hedged transaction occurs.

(8) This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to statement of profit and loss or retained earnings upon disposal of the investment.

(9) Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.26 for further details.

(10) The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilised by the Company for acquiring Plant and equipment in accordance with Section 10AA(2) of such Act.

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: 10 May 2023

STATEMENT OF CASH FLOWS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Cash flows from/(used in) operating activities		
Profit before tax	38,990	22,338
Adjustments:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(798)	(222)
Depreciation and amortisation expense	9,232	8,142
Impairment of non current assets	51	98
Allowance for credit losses (on trade receivables and other advances)	161	65
Loss/(Profit) on sale/disposal of property, plant and equipment and other intangible assets, net	232	78
Inventory write-down	4,048	2,620
Foreign exchange loss / (gain), net	(1,656)	(1,623)
Interest income	(1,300)	(1,469)
Finance costs	569	380
Equity settled share-based payment expense	318	592
Dividend income	*	*
Changes in operating assets and liabilities:		
Trade receivables	6,988	(8,655)
Inventories	(1,000)	(7,901)
Trade payables	983	3,298
Other assets and other liabilities, net	2,697	844
Cash generated from operations	58,356	18,275
Income taxes paid, net	(7,827)	(4,888)
Net cash from operating activities	50,529	13,387
Cash flows from/(used in) investing activities		
Expenditures on property, plant and equipment	(10,022)	(13,113)
Proceeds from sale of property, plant and equipment	247	94
Expenditures on other intangible assets	(5,711)	(543)
Proceeds from redemption of preference shares	-	16,870
Purchase of investments	(120,320)	(91,110)
Proceeds from sale of investments	100,789	65,848
Purchase of equity investments of subsidiary	(459)	-
Dividends received	-	-
Interest income received	1,000	1,574
Net cash used in investing activities	(34,476)	(20,380)
Cash flows from/(used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	157	334
(Repayment) / Proceeds from short-term borrowings, net (Refer note 2.10 A)	(21,705)	9,683
Payment of principal portion of lease liabilities (Refer note 2.10 B)	(195)	(172)
Dividends paid	(4,979)	(4,146)
Proceeds from sale of treasury shares (Refer note 2.9)	211	-
Interest paid	(458)	(644)
Net cash from/(used in) financing activities	(26,969)	5,055
Net increase / (decrease) in cash and cash equivalents	(10,916)	(1,938)
Effect of exchange rate changes on cash and cash equivalents	445	479
Cash and cash equivalents at the beginning of the year (Refer note 2.6 B)	11,595	13,054
Cash and cash equivalents at the end of the year (Refer note 2.6 B)	1,123	11,595

*Rounded off to millions.

**FVTPL (fair value through profit or loss)

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 10 May 2023

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1 DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

1.1 DESCRIPTION OF THE COMPANY

Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), generics, biosimilars and differentiated formulations.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

1.2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

a) Statement of compliance

These financial statements as of and for the year ended 31 March 2023 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules, 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time together with the comparative period data as at and for the year ended 31 March 2022.

These financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective or elected for early adoption at the Company's annual reporting date, 31 March 2023. These financial statements were authorised for issuance by the Company's Board of Directors on 10 May 2023.

b) Basis of measurement

These financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the balance sheet:

- derivative financial instruments are measured at fair value;
- financial assets are measured either at fair value or at amortised cost depending on the classification;
- employee defined benefit assets/(liabilities) are recognised as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
- long-term borrowings are measured at amortised cost using the effective interest rate method;
- share-based payments are measured at fair value;
- assets held for sale are measured at fair value;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value;
- Contingent consideration arising out of business combination are measured at fair value; and
- right-of-use the assets are recognised at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

c) Use of estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- Note 1.3 (b) — Assessment of functional currency;
- Note 1.3 (c) — Financial instruments;
- Note 1.3 (d) — Business combinations and goodwill;
- Notes 1.3 (e) and 1.3 (f) — Useful lives of property, plant and equipment and intangible assets;
- Notes 1.3(g) - Determination of cost for right-of-use assets and lease term;
- Note 1.3 (h) — Valuation of inventories;
- Note 1.3 (i) — Measurement of recoverable amounts of cash-generating units;
- Note 1.3 (j) — Assets and obligations relating to employee benefits;
- Note 1.3 (k) — Share-based payments;
- Note 1.3 (l) — Provisions and other accruals;

NOTES TO FINANCIAL STATEMENTS

- Note 1.3 (m) —Measurement of transaction price in a revenue transaction;
- Note 1.3 (p) — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3 (l) — Contingencies

d) **Current and non-current classification**

The Company presents assets and liabilities in the balance sheet based on current/ non-current classification.

All assets and liabilities have been classified as current or non-current as per the Company's normal operating cycle and other criteria set out in the Schedule III to the Companies Act, 2013 and Ind AS 1, *Presentation of Financial Statements*.

ASSETS:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within twelve months after the reporting date; or

d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting date.

LIABILITIES:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within twelve months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets and liabilities include the current portion of non-current assets and liabilities respectively. All other assets and liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realisation in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

1.3 SIGNIFICANT ACCOUNTING POLICIES:

a) **New standards adopted by the company:**

Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts - Costs of Fulfilling a Contract

The amendments specify that that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts.

This amendment is essentially clarification and had there is no significant impact on the standalone financial statements of the company

Amendments to Ind AS 16- Property, Plant and Equipment: Proceeds before Intended Use

The amendments modified paragraph 17(e) of Ind AS 16 to clarify that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment.

The amendments are effective for annual reporting periods beginning on or after 1 April 2022. These amendments had no impact on the standalone financial statements of the company.

Amendments to Ind AS 103, Business Combinations: Reference to the Conceptual Framework

This amendment added an exception to the recognition principle of Ind AS 103 Business Combinations to avoid the issue of potential 'day 2' gains or losses arising for liabilities and contingent liabilities that would be within the scope of Ind AS 37 Provisions, Contingent Liabilities and Contingent Assets or Appendix C, Levies, of Ind AS 37, if incurred separately. The exception requires entities to apply the criteria in Ind AS 37 or Appendix C, Levies, of Ind AS 37, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

In accordance with the transitional provisions, the company applies the amendments prospectively, i.e., to business combinations occurring after the beginning of the annual reporting period in which it first applies the amendments (the date of initial application).

These amendments had no impact on the standalone financial statements of the company as there were no transactions within the scope of these amendments that arose during the period.

RECENT PRONOUNCEMENTS

Ministry of Corporate Affairs ("MCA") notifies new standard or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On 31 March 2023, MCA amended the Companies (Indian Accounting Standards) Rules, 2015 by issuing the Companies (Indian Accounting Standards) Amendment Rules, 2023, applicable from 01 April 2023, as below:

IND AS 1 – PRESENTATION OF FINANCIAL STATEMENTS

The amendments require companies to disclose their material accounting policies rather than their significant accounting policies. Accounting policy information, together with other information, is material when it can reasonably be expected to influence decisions of primary users of general purpose financial statements. The Company does not expect this amendment to have any significant impact in its standalone financial statements.

IND AS 12 – INCOME TAXES

The amendments clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of Ind AS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Company does not expect this amendment to have any significant impact in its standalone financial statements.

IND AS 8 – ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES AND ERRORS

The amendments will help entities to distinguish between accounting policies and accounting estimates. The definition of a change in accounting estimates has been replaced with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The Company does not expect this amendment to have any significant impact in its standalone financial statements.

b) **Foreign currency**

FUNCTIONAL AND PRESENTATION CURRENCY

These financial statements are presented in Indian rupees, which is the functional currency of Dr. Reddy's Laboratories Limited. All financial information presented in Indian rupees has been rounded to the nearest million.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in the statement of profit and loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain debt instruments classified as measured at FVTOCI;
- certain equity instruments where the Company had made an irrevocable election to present in OCI subsequent changes in the fair value;
- a financial liability designated as a hedge of the net investment in a foreign operation, to the extent that the hedge is effective; and
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

NOTES TO FINANCIAL STATEMENTS

c) **Financial instruments**

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

FINANCIAL ASSETS

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognised at fair value. The Company's trade receivables do not contain any significant financing component and hence are measured at the transaction price measured under Ind AS 115 "Revenue from Contracts with Customers".

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Debt instruments at amortised cost;
- Debt instruments at FVTOCI;
- Debt instruments, derivatives and equity instruments at FVTPL; and
- Equity instruments measured at FVTOCI.

DEBT INSTRUMENTS AT AMORTISED COST

A "debt instrument" is measured at the amortised cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method and are subject to impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in statement of profit and loss and presented in other income. The losses arising from impairment are recognised in the statement of profit and loss. This category generally applies to trade and other receivables.

DEBT INSTRUMENT AT FVTOCI

A "debt instrument" is classified as at the FVTOCI if both of the following criteria are met:

a) the objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and

b) the asset's contractual cash flows represent SPPI.

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in the OCI. However, the Company recognises interest income, impairment losses and reversals and foreign exchange gain or loss in the statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified to the statement of profit and loss. Interest earned while holding a FVTOCI debt instrument is reported as interest income using the effective interest rate method.

DEBT INSTRUMENT AT FVTPL

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVTOCI, is classified as at FVTPL.

In addition, the Company may elect to designate a debt instrument, which otherwise meets amortised cost or FVTOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as an "accounting mismatch").

Debt instruments included within the FVTPL category are measured at fair value with all changes recognised in the statement of profit and loss.

EQUITY INVESTMENTS

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in OCI subsequent changes in the fair value. The Company makes such election on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the statement of profit and loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity. Equity investments designated as FVTOCI are not subject to impairment assessment.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognised in the statement of profit and loss.

INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE:

Investments in subsidiaries and joint venture are carried at cost less accumulated impairment losses, if any. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. On disposal of investments in subsidiaries and joint venture, the difference between net disposal proceeds and the carrying amounts are recognised in the statement of profit and loss.

Upon first-time adoption of Ind AS, the Company has elected to measure its investments in subsidiaries and joint ventures at the Previous GAAP carrying amount as its deemed cost on the date of transition to Ind AS i.e., 1 April 2015.

DERECOGNITION

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Company's balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

IMPAIRMENT OF TRADE RECEIVABLES AND OTHER FINANCIAL ASSETS

In accordance with Ind AS 109, the Company applies the expected credit loss ("ECL") model for measurement and recognition of impairment loss on trade receivables or any contractual right to receive cash or another financial asset.

For this purpose, the Company follows a "simplified approach" for recognition of impairment loss allowance on the trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

FINANCIAL LIABILITIES

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

NOTES TO FINANCIAL STATEMENTS

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

FINANCIAL LIABILITIES AT FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit and loss.

Financial liabilities designated upon initial recognition at FVTPL are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains or losses attributable to changes in own credit risk are recognised in OCI. These gains or losses are not subsequently transferred to the statement of profit and loss.

However, the Company may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit and loss. The Company has not designated any financial liability as FVTPL.

LOANS AND BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of profit and loss over the period of the borrowings using the effective interest method.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the statement of profit and loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included as finance costs in the statement of profit and loss.

DERECOGNITION

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit and loss.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in US dollars, UK pounds sterling, Russian roubles Brazilian reals, South African rands ("ZAR"), Romanian new leus ("RON") and Euros, and foreign currency debt in US dollars, Russian roubles, Ukrainian hryvnias and Euros.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

HEDGES OF HIGHLY PROBABLE FORECASTED TRANSACTIONS

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company's hedging reserve as a component of equity and re-classified to the statement of profit and loss as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the statement of profit and loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the

NOTES TO FINANCIAL STATEMENTS

Company applies cash flow hedge accounting to such relationships. Remeasurement gain or loss on such non-derivative financial liabilities is recorded in the Company's hedging reserve as a component of equity and reclassified to the statement of profit and loss as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in OCI, remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognised immediately in the statement of profit and loss.

HEDGES OF RECOGNISED ASSETS AND LIABILITIES

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognised in the statement of profit and loss. The changes in fair value of such derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognised in the statement of profit and loss. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the statement of profit and loss.

HEDGES OF CHANGES IN THE INTEREST RATES

Consistent with its risk management policy, the Company uses interest rate swaps to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts that are repayable on demand form an integral part of the Company's cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

d) Business combinations and goodwill

Business combinations are accounted for using the acquisition method regardless of whether equity instruments or other assets are acquired. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition of a subsidiary is comprised of:

- fair values of the assets transferred;
- liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest in the subsidiary.

At the acquisition date, the identifiable assets acquired and liabilities and contingent liabilities assumed are, with limited exceptions, measured initially at their fair values.

For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognised in the statement of profit and loss.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Amounts classified as a financial liability are subsequently re-measured to fair value, with changes in fair value recognised in the statement of profit and loss.

Goodwill is initially measured at cost, being the excess of the aggregate of:

- the consideration transferred;
- the amount of any non-controlling interest in the acquired entity; and
- the acquisition-date fair value of any previous equity interest in the acquired entity.

over the fair value of the net identifiable assets acquired.

If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in OCI and accumulated in equity as capital reserve. However, if there is no clear evidence of bargain purchase, the entity recognises the gain directly in equity as capital reserve, without routing the same through OCI.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

e) **Property, plant and equipment**

RECOGNITION AND MEASUREMENT

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "Other income/ Selling and other expense" in the statement of profit and loss.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognised in the statement of profit and loss as incurred.

Items of property, plant and equipment acquired through exchange of non-monetary assets are measured at fair value, unless the exchange transaction lacks commercial substance or the fair value of either the asset received or asset given up is not reliably

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

measurable, in which case the asset exchanged is recorded at the carrying amount of the asset given up.

DEPRECIATION

Depreciation is recognised in the statement of profit and loss on a straight line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated but subject to impairment.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 8
Vehicles	4 to 5

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

Software for internal use, which is primarily acquired from third-party vendors and which is an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred. The capitalised costs are amortised over the estimated useful life of the software or the remaining useful life of the tangible fixed asset, whichever is lower.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment.

f) **Goodwill and other intangible assets**

RECOGNITION AND MEASUREMENT

Goodwill	Goodwill represents the excess of consideration transferred, together with the amount of non-controlling interest in the acquiree, over the fair value of the Company's share of identifiable net assets acquired. Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.
Other intangible assets	Other intangible assets that are acquired by the Company and that have finite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Research and development	Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognised in the statement of profit and loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalised only if: • development costs can be measured reliably; • the product or process is technically and commercially feasible; • future economic benefits are probable and • the Company intends to, and has sufficient resources to complete development and to use or sell the asset. The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the statement of profit and loss as incurred. As at 31 March 2023, none of the development expenditure amounts has met the aforesaid recognition criteria.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Separate acquisition of intangible assets	Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalised. The Company's criteria for capitalisation of such assets are consistent with the guidance given in paragraph 25 of Indian Accounting Standard 38 ("Ind AS 38") (i.e., the receipt of economic benefits embodied in each intangible asset separately purchased or licensed in the transaction is considered to be probable).
In-Process Research and Development assets ("IPR&D") or Intangible assets under development	Acquired research and development intangible assets that are under development are recognised as In-Process Research and Development assets ("IPR&D") or Intangible assets under development. IPR&D assets are not amortised, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the statement of profit and loss under "Impairment of non-current assets".

SUBSEQUENT EXPENDITURE

Other intangible assets	Subsequent expenditures are capitalised only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognised in the statement of profit and loss as incurred.
In-Process Research and Development assets ("IPR&D") or Intangible assets under development	Subsequent expenditure on an IPR&D asset acquired separately or in a business combination and recognised as an intangible asset is: a) recognised as an expense when incurred, if it is a research expenditure; b) recognised as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; and c) added to the carrying amount of the acquired IPR&D asset, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

AMORTISATION

Amortisation is recognised in the statement of profit and loss on a straight-line basis over the estimated useful lives of intangible assets. The amortisation expense is recognised in the statement of profit and loss account in the expense category that is consistent with the function of the intangible asset. Intangible assets that are not available for use are amortised from the date they are available for use.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 25
Other intangibles	3 to 5

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortisation period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the statement of profit and loss under "Impairment of non-current assets".

DE-RECOGNITION OF INTANGIBLE ASSETS

Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the statement of profit and loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

g) **Leases**

The Company assesses at contract inception whether a contract is or contains a lease, which applies if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. The Company recognises a right-of-use asset at the commencement date of the lease, i.e. the date the underlying asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments to be made over the lease term:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable
- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
- amounts expected to be payable by the Company under residual value guarantees

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and
- payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Company, then the lessee's incremental borrowing rate is used. Such borrowing rate is calculated as the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. The Company's lease liabilities are included in borrowings.

Lease payments are allocated between principal and interest cost. The interest cost is charged to statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment comprised of the following:

- the amount of the initial measurement of lease liability
- any lease payments made at or before the commencement date less any lease incentives received
- any initial direct costs, and
- restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in the statement of profit and loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

The right-of-use assets are initially recognised on the balance sheet at cost, which is calculated as the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

h) **Inventories**

Inventories are valued at the lower of cost and net realisable value.

Inventories consist of raw materials, stores and spares, work-in-progress and finished goods and are measured at the lower of cost and net realisable value.

The cost of all categories of inventories is based on the weighted average method.

Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

i) **Impairment**

NON-FINANCIAL ASSETS

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at 31 March.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value

of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

The goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised in the statement of profit and loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Goodwill that forms part of the carrying amount of an investment in joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in joint venture is tested for impairment as a single asset when there is objective evidence that the investment in joint venture may be impaired.

j) **Employee benefits**

SHORT-TERM EMPLOYEE BENEFITS

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

DEFINED CONTRIBUTION PLANS

The Company's contributions to defined contribution plans are charged to the statement of profit and loss as and when the services are received from the employees.

DEFINED BENEFIT PLANS

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market interest rates on government bonds are used. The current service cost of the defined benefit plan, recognised in the statement of profit and loss in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognised immediately in the statement of profit and loss.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of profit and loss. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognised in OCI in the period in which they arise.

When the benefits under a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in the statement of profit and loss. The Company recognises gains or losses on the settlement of a defined benefit plan obligation when the settlement occurs.

TERMINATION BENEFITS

Termination benefits are recognised as an expense in the statement of profit and loss when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised as an expense in the statement of profit and loss if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

OTHER LONG-TERM EMPLOYEE BENEFITS

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognised in the statement of profit and loss in the period in which they arise.

COMPENSATED ABSENCES

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary.

k) **Share-based payments**

EQUITY SETTLED SHARE-BASED PAYMENT TRANSACTIONS

The grant date fair value of options granted to employees is recognised as an employee benefit expense, in the statement of profit and loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and performance conditions at the vesting date. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognised in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an expense is adjusted to reflect the actual number of stock options that vest.

CASH SETTLED SHARE-BASED PAYMENT TRANSACTIONS

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the statement of profit and loss.

l) **Provisions**

A provision is recognised in the statement of profit and loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

RESTRUCTURING

A provision for restructuring is recognised in the statement of profit and loss when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided.

ONEROUS CONTRACTS

A provision for onerous contracts is recognised in the statement of profit and loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

REIMBURSEMENT RIGHTS

Expected reimbursements for expenditures required to settle a provision are recognised in the statement of profit and loss only when receipt of such reimbursements is virtually certain. Such reimbursements are recognised as a separate asset in the balance sheet, with a corresponding credit to the specific expense for which the provision has been made.

CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of

NOTES TO FINANCIAL STATEMENTS

resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

m) **Revenue**

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

SALE OF GOODS

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer. At that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates.

Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Particulars	Point of recognition of revenue
Sales of generic products in India	Upon delivery of products to distributors by clearing and forwarding agents of the Company. Control over the generic products is transferred by the Company when the goods are delivered to distributors from clearing and forwarding agents.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers (generally formulation manufacturers), from the factories of the Company.
Export sales and other sales outside of India	Upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognised once all such activities are completed.

PROFIT SHARE REVENUES

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

OUT LICENSING ARRANGEMENTS, MILESTONE PAYMENTS AND ROYALTIES

Revenues include amounts derived from product out-licensing agreements. These arrangements typically

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more components, the Company accounts for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues either on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred.

REFUND LIABILITY

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

SERVICES

Revenue from services rendered, which primarily relate to contract research, is recognised in the statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

LICENSE FEES

License fees primarily consist of income from the out-licensing of intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

n) **Shipping and handling costs**

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in selling and other expenses.

o) **Other income and finance cost**

Other income consists of interest income on funds invested, dividend income and gains on the disposal of assets. Interest income is recognised in the statement of profit and loss as it accrues, using the effective interest method. Dividend income is recognised in the statement of profit and loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows. Finance cost consist of interest expense on loans and borrowings.

Borrowing costs are recognised in the statement of profit and loss using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Foreign currency gains and losses are reported on a net basis within other income and / or selling and other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

p) **Income tax**

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the statement of profit and loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit;
- temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Dividend distribution tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Current and deferred tax is recognised in statement of profit and loss, except to the extent that it relates to items recognised in OCI or directly in equity. In this case, the tax is also recognised in OCI or directly in equity, respectively.

Accruals for uncertain tax positions require management to make judgements of potential exposures. Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

q) **Earnings per share**

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes all stock options granted to employees.

r) **Government grants and incentives**

The Company recognises government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset. Grants related to income are deducted in reporting the related expense in the statement of profit and loss.

Export entitlements from government authorities are recognised in the statement of profit and loss as a reduction from "Cost of materials consumed" when the right to receive credit as per the terms of the scheme is established in respect of the exports made by the Company, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

s) **Treasury shares**

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in statement of profit and loss on the purchase, sale, issue or cancellation of the Company's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in the securities premium.

t) **Rounding of amounts**

All amounts in Indian Rupees disclosed in the financial statements and notes have been rounded off to the nearest million unless otherwise stated.

1.4 DETERMINATION OF FAIR VALUES

The Company's accounting policies and disclosures require the determination of fair value, for certain financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the Management, based on market knowledge, reputation,

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

independence and whether professional standards are maintained.

a) **Property, plant and equipment**

Property, plant and equipment, if acquired in a business combination or through an exchange of non-monetary assets, is measured at fair value on the acquisition date. For this purpose, fair value is based on appraised market values and replacement cost.

b) **Intangible assets**

The fair value of brands, technology related intangibles, and patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of those brands, technology related intangibles, patents or trademarks being owned (the "relief of royalty method"). The fair value of customer related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method. Under this method, value is estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realise those benefits.

c) **Inventories**

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

d) **Investments in equity and debt securities and units of mutual funds**

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors.

Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

e) **Derivatives**

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

f) **Non-derivative financial liabilities**

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

g) **Share-based payment transactions**

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

h) **Contingent consideration**

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 103, "Fair Value Measurement" refers to as Level 3 inputs.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at 1 April 2021	1,771	19,890	66,314	4,718	516	93,209
Additions	-	892	9,163	563	208	10,796
Disposals	-	(43)	(1,036)	(75)	(144)	(1,298)
Balance as at 31 March 2022	**1,771**	**20,709**	**74,441**	**5,206**	**580**	**102,707**
Balance as at 1 April 2022	1,771	20,709	74,441	5,206	580	102,707
Additions	5	1,574	11,668	937	340	14,524
Disposals	-	(100)	(1,786)	(284)	(90)	(2,260)
Balance as at 31 March 2023	1,776	22,183	84,323	5,859	830	114,971
Accumulated Depreciation						
Balance as at 1 April 2021	-	6,557	46,532	4,053	275	57,417
Depreciation for the year	-	886	4,755	425	148	6,214
Disposals	-	(22)	(954)	(75)	(113)	(1,164)
Balance as at 31 March 2022	-	**7,421**	**50,333**	**4,403**	**310**	**62,467**
Balance as at 1 April 2022	-	7,421	50,333	4,403	310	62,467
Depreciation for the year	-	994	5,284	519	185	6,981
Disposals	-	(78)	(1,436)	(286)	(56)	(1,856)
Balance as at 31 March 2023	-	8,337	54,181	4,635	439	67,592
Net carrying value						
As at 31 March 2022	1,771	13,288	24,108	803	270	40,240
As at 31 March 2023	1,776	13,846	30,142	1,224	391	47,379

Lease

The Company has lease contracts for various items of property, plant and equipment used in operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment.

Particulars	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value					
Balance as at 1 April 2021	153	3	51	364	571
Additions	27	-	16	188	231
Disposals	(43)	-	-	(130)	(173)
Balance as at 31 March 2022	**137**	**3**	**67**	**422**	**629**
Balance as at 1 April 2022	137	3	67	422	629
Additions	71	-	18	300	389
Disposals	(73)	-	-	(94)	(167)
Balance as at 31 March 2023	135	3	85	628	851
Accumulated depreciation					
Balance as at 1 April 2021	81	1	24	155	261
Depreciation for the year	29	1	12	132	174
Disposals	(22)	-	-	(100)	(122)
Balance as at 31 March 2022	**88**	**2**	**36**	**187**	**313**
Balance as at 1 April 2022	88	2	36	187	313
Depreciation for the year	37	-	13	168	218
Disposals	(72)	-	-	(60)	(132)
Balance as at 31 March 2023	53	2	49	295	399
Net carrying value					
As at 31 March 2022	49	1	31	235	316
As at 31 March 2023	82	1	36	333	452

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

The following are the amounts recognised in the statement of profit and loss:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Depreciation expense of right of use assets	218	174
Interest expense on lease liabilities	83	69
	301	**243**

The Company had total cash outflows for leases of ₹278 during the year ended 31 March 2023. The maturity analysis of lease liabilities is disclosed in note 2.10 B of these financial statements.

Capital commitments

As of 31 March 2023 and 31 March 2022, the Company was committed to spend ₹7,281 and ₹7,695, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended 31 March 2023 and 31 March 2022, the Company capitalised interest cost of ₹285 and ₹268, respectively, with respect to qualifying assets. The rate for capitalisation of interest cost for the years ended 31 March 2023 and 31 March 2022 was approximately 5.31% and 4.65% respectively.

Depreciation for the year includes an amount of ₹721 (31 March 2022: ₹635) pertaining to assets used for research and development. During the year, the Company incurred ₹1,152 (31 March 2022: ₹713) towards capital expenditure for research and development (Refer note 2.38)

2.2 Capital work-in-progress

Particulars	As at 31 March 2023	As at 31 March 2022
Capital work-in-progress	8,991	11,864

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	6,567	1,412	547	214	8,740
Projects temporarily suspended	20	31	93	107	251
Balance as at 31 March 2023	6,587	1,443	640	321	8,991
Projects in progress	5,858	4,517	731	7	11,113
Projects temporarily suspended	17	46	230	458	751
Balance as at 31 March 2022	**5,875**	**4,563**	**961**	**465**	**11,864**

For CWIP, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed it given below:-

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
FTO - 11 oncology facility	1,393	-	-	-	1,393
Viral vaccine facility	653	-	-	-	653
CTO SEZ FB4 Facility	346	-	-	-	346
Balance as at 31 March 2023	2,392	-	-	-	2,392
Projects in progress					
Viral vaccine facility	530	-	-	-	530
Balance as at 31 March 2022	**530**	-	-	-	**530**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

Particulars	As at 31 March 2023	As at 31 March 2022
Gross carrying value		
Opening balance	853	853
Goodwill arising on Business combination	-	-
Disposals	-	-
Closing balance	853	**853**
Impairment loss		
Opening balance	-	-
Impairment loss	-	-
Disposals	-	-
Closing balance	-	-
Net carrying value	853	**853**

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill was allocated to the cash generating units as follows:

Particulars	As at 31 March 2023	As at 31 March 2022
Global Generics Branded Formulations	853	853

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value-in-use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0 to 2%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c) The after tax discount rates used are based on the Company's weighted average cost of capital.

d) The after tax discount rates used range from 7.4% to 12.5 % for various cash generating units. The pre-tax discount rates range from 9.7% to 19.3%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets

Particulars	Product related intangible	Others	Total
Gross carrying value			
Balance as at 1 April 2021	27,551	1,837	29,388
Additions	224	319	543
Balance as at 31 March 2022	**27,775**	**2,156**	**29,931**
Balance as at 1 April 2022	27,775	2,156	29,931
Additions[1]	5,164	561	5,725
Balance as at 31 March 2023	32,939	2,717	35,656
Amortisation/impairment loss			
Balance as at 1 April 2021	6,328	1,262	7,590
Amortisation for the year	1,692	237	1,929
Balance as at 31 March 2022	**8,020**	**1,499**	**9,519**
Balance as at 1 April 2022	8,020	1,499	9,519
Amortisation for the year	1,934	317	2,251
Impairment loss[2]	32	19	51
Balance as at 31 March 2023	9,324	1,766	11,090
Net carrying value			
As at 31 March 2022	19,755	657	20,412
As at 31 March 2023	22,593	882	23,835

[1] *Additions during the year ended 31 March 2023 includes the acquisition of the cardiovascular brand and trademark Cidmus® in India from Novartis AG for total consideration of ₹4,631 (U.S.$61).*

[2] *During the year ended 31 March 2023, the Company recorded an impairment loss of ₹43 and ₹8 on account of decreased market potential of certain products, forming part of the Company's Pharmaceutical Services and Active Ingredients segment and Global Generics segment, respectively.*

Amortisation for the year includes an amount of ₹24 (31 March 2022: ₹18) pertaining to assets used for research and development. During the year, the Company incurred ₹61 (31 March 2022: ₹17) towards capital expenditure for research and development. (Refer note 2.38)

Details of significant intangible assets as at 31 March 2023:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt Limited	12,639
Cardiovascular brand Cidmus® in India	Novartis AG	4,577
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	3,560
Select Anti-allergy brands	Glenmark Pharmaceuticals Limited	1,295

2.5 Intangible assets under development

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Opening balance	139	237
Less: Impairments during the year[3]		(98)
Closing balance	139	**139**

[3] *Impairment losses recorded:*
During the year ended 31 March 2022, the Company recorded an impairment loss of ₹98 on account of decreased market potential of Cyanocobalamin, forming part of the Company's Global Generics segment, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5 Intangible assets under development (continued)

Intangible assets under development (IAUD) Ageing schedule

Particulars	Amount for a period of: Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	-	-	-	139	139
Balance as at 31 March 2023	-	-	-	139	139

Particulars	Amount for a period of: Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	-	-	-	139	139
Balance as at 31 March 2022	-	-	-	**139**	**139**

2.6 Financial assets

2.6 A. Investments

Investments consist of investments in units of equity securities, mutual funds, preference shares, limited liability partnership firm, bonds, commercial paper and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months).

Particulars	As at 31 March 2023	As at 31 March 2022
Investments at FVTOCI		
Quoted equity shares *(fully paid-up)*		
25,000 (31 March 2022: 25,000) equity shares of ₹1/- each of State Bank of India, India	13	12
Quoted equity shares (fully paid-up) (I)	13	**12**
Investments in Market linked debentures (II)	994	-
Total investments at FVTOCI (A) (I+II)	1,007	**12**
Investments carried at cost		
Unquoted equity shares *(fully paid-up)*		
I. In subsidiary companies		
105,640,410 (31 March 2022: 105,640,410) equity shares of CHF 1 each of Dr. Reddy's Laboratories SA, Switzerland	13,515	13,515
2,499,726 (31 March 2022: 2,499,726) equity shares of ₹10/- each of Idea2Enterprises (India) Private Limited, India	1,536	1,536
90,544,104 (31 March 2022: 90,544,104) equity shares of ₹10/- each of Aurigene Oncology Limited (Formerly Aurigene Discovery Technologies Limited, India)	974	974
36,249,230 (31 March 2022: 36,249,230) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	825	825
140,526,270 (31 March 2022: 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico, S.A. de C.V., Mexico	709	709
64,825,277 (31 March 2022: 58,932,070) equity shares of ₹10/- each of Dr. Reddy's Bio-sciences Limited, India	574	515
123,000 (31 March 2022: 123,000) equity shares of ₹100/- each of Imperial Credit Private Limited, India	21	21
45,000,000 (31 March 2022: 5,000,000) equity shares of ₹10/- each of Svaas Wellness Limited, India (Formerly Regkinetics Services Limited, India)	450	50
134,513 (31 March 2022: 134,513) equity shares of ₹10/- each of Cheminor Investments Limited, India	1	1
34 (31 March 2022: 34) equity shares of US $ 10/- each of Dr. Reddy's Laboratories Inc.	1	1
50,000 (31 March 2022: 50,000) equity shares of ₹10/- each of Dr. Reddy's Formulations Limited	1	1
	18,617	**18,158**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 A. Investments (continued)

Particulars	As at 31 March 2023	As at 31 March 2022
Less: Impairment		
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(622)	(622)
Imperial Credit Private Limited, India	(5)	(5)
Less: Asset held for sale (net of impairment)		
Imperial Credit Private Limited, India[1]	-	(26)
Total unquoted investments in equity shares of subsidiary companies (I)	17,990	17,505
II. In joint ventures		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China[1]	429	429
8,580,000 (31 March 2022: 8,580,000) equity shares of ₹10/- each of DRES Energy Private Limited, India	86	86
Total unquoted investments in equity shares of joint ventures (II)	515	515
Total investments carried at cost (I+II)(B)	18,505	18,020
[1]Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China are not denominated in number of shares as per the laws of the country.		
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (31 March 2022: 8,859) equity shares of ₹100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
Ordinary shares of Biomed Russia Limited, Russia[1][2]	-	-
200,000 (31 March 2022: 200,000) equity shares of ₹10/- each of Altek Engineering Limited, India[2]	-	-
24,000 (31 March 2022: 24,000) equity shares of ₹100/- each of Progressive Effluent Treatment Limited, India[2]	-	-
20,250 (31 March 2022: 20,250) equity shares of ₹10/- each of Shivalik Solid Waste Management Limited, India[2]	-	-
Total unquoted trade investments in equity shares of other companies (I)	1	1
[1]Shares held in Biomed Russia Limited are not denominated in number of shares as per the laws of the country. [2]Rounded off to millions in the note above.		
II. Investment in partnership firms		
ABCD Technologies LLP	378	386
III. Investment in unquoted mutual funds	36,693	15,702
IV. Investment in quoted equity shares		
545,131 (31 March 2022: 545,131) equity shares of Journey Medical Corporation	70	200
Total investments at FVTPL (I + II + III + IV) (C)	37,141	16,289
Investments carried at amortised cost		
I. Investment in 20,000,000 (31 March 2022: 20,000,000) preference shares shares of ₹10/- each of Svaas Wellness Limited, India (Formerly Regkinetics Services Limited, India)	200	200
II. Investments in bonds	2,894	2,505
III. Investments in commercial paper	2,320	973
V. Investment in Non convertible debentures of Dr. Reddy's Laboratories Inc.	12,329	11,368
Total investments carried at amortised cost (D)	17,747	15,046
Total investments (A+B+C+D)	74,400	49,367
Current	42,978	19,124
Non-current	31,422	30,243
	74,400	49,367
Aggregate book value of quoted investments	83	212
Aggregate market value of quoted investments	83	212
Aggregate value of unquoted investments	74,944	49,782
Aggregate amount of impairment in the value of investments in the unquoted equity shares	627	627

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 B. Trade receivables

Particulars	As at 31 March 2023	As at 31 March 2022
Trade receivables from other parties	13,501	14,399
Receivables from subsidiaries and joint ventures(Refer note 2.24)	29,388	35,109
	42,889	49,508
Details of security		
Considered good, unsecured	42,991	49,651
Credit impaired	325	279
	43,316	49,930
Less: Allowance for credit losses	(427)	(422)
	42,889	49,508
Current	42,889	49,454
Non-current [1]	-	54
	42,889	49,508

[1] *Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realised within twelve months from the end of the reporting date, they are disclosed as non-current.*

During the year ended 31 March 2023, pursuant to an arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same were derecognised in the statements of financial position. As on 31 March 2023 the amount of trade receivables de-recognised pursuant to the aforesaid arrangement was ₹1,247.

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended 31 March 2023 and 31 March 2022 are as follows:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Balance at the beginning of the year	422	440
Provision made during the year, net of reversals	51	31
Trade receivables written off during the year	(46)	(49)
Effect of changes in the foreign exchange rates	-	-
Balance at the end of the year	427	422

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	34,041	5,945	3,005	-	-	-	42,991
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	161	28	68	257
(iii) Disputed Trade Receivables - credit impaired	-	-	-	18	6	44	68
							43,316
Less: Allowance for credit losses							(427)
Balance as at 31 March 2023							42,889

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 B. Trade receivables (continued)

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	37,183	12,038	430	-	-	-	49,651
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	83	24	67	174
(iii) Disputed Trade Receivables - credit impaired	-	-	-	58	3	44	105
							49,930
Less: Allowance for credit losses							(422)
Balance as at 31 March 2022							**49,508**

2.6 C. Loans

Particulars	As at 31 March 2023	As at 31 March 2022
Considered good, unsecured		
Loans and advances to wholly owned subsidiaries[1]	11	12
Others	-	-
	11	**12**
Less: Allowance for doubtful loans and advances	-	-
	11	**12**

[1] Loans and advances to wholly owned subsidiaries comprise:

Particulars	Balance as at		Maximum amount outstanding at any time during the year ended	
	31 March 2023	31 March 2022	31 March 2023	31 March 2022
Wholly owned subsidiaries				
DRL Impex Limited, India	11	11	11	11
Dr. Reddy's Bio-sciences Limited, India[2]	-	1	-	1
Cheminor Investments Limited, India[2]	-	-	-	-
Reddy Antilles N.V., Netherlands[2]	-	-	-	-
	11	**12**		

[2] Rounded off to millions.

Loans and advances to wholly owned subsidiaries are given for the purpose of working capital and other business requirements, settlement of which is neither planned nor likely to occur in the next twelve months. Loans given to DRL Impex Limited, India and Cheminor Investments Limited, India are interest free.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 D. Other financial assets

Particulars	As at 31 March 2023	As at 31 March 2022
I. Non-current assets		
Considered good, unsecured		
Security deposits	533	514
Term deposits with banks (remaining maturity more than 12 months)	-	2,000
	533	**2,514**
II. Current assets		
Considered good, unsecured		
Claims receivable	16	101
Interest accrued but not due on investments[1]	473	286
Receivables from subsidiary companies including step down subsidiaries: (refer note 2.24)		
Dr. Reddy's Laboratories Inc., USA	80	-
Dr. Reddy's Bio-sciences Limited, India	10	55
Aurigene Pharmaceutical Services Limited	112	42
Svaas Wellness Limited, India (Formerly Regkinetics Services Limited, India)	33	22
Aurigene Oncology Limited (Formerly Aurigene Discovery Technologies Limited, India)	10	1
Others	6	6
Other receivables (refer note 2.6 B)	1,247	-
Other assets	237	129
Unsecured, considered doubtful		
Claims receivable	134	-
	2,358	**642**
Less: Allowance for doubtful advances	(134)	-
	2,224	**642**

[1] Interest accrued but not due includes an amount of ₹51 (31 March 2022: ₹72) pertaining to Non-Convertible Debentures from Dr. Reddy's Laboratories Inc., USA. Refer note 2.24

2.6 E. Cash and cash equivalents

Particulars	As at 31 March 2023	As at 31 March 2022
Balances with banks		
In current accounts	347	9,272
In EEFC accounts	200	2,039
In term deposits with banks (original maturities less than 3 months)	420	88
Cash on hand	-	-
Other balances		
In unclaimed dividend accounts	86	86
In unclaimed fractional share pay order accounts	-	-
In unclaimed debentures and debenture interest account	-	-
LC and Bank guarantee margin money	70	70
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited	-	40
Cash and cash equivalents in the balance sheet	1,123	**11,595**
Less: Bank overdraft used for cash management purposes	-	-
Cash and cash equivalents in the statement of cash flow (including restricted cash)	1,123	**11,595**
Restricted cash balances included above		
Balance in unclaimed dividend and debenture interest account	86	86
Other restricted cash balances	70	110

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 F. Other bank balances

Particulars	As at 31 March 2023	As at 31 March 2022
Term deposits with banks (original maturities more than 3 months but less than 12 months)	5,335	8,710
	5,335	**8,710**

2.7 Other assets

Particulars	As at 31 March 2023	As at 31 March 2022
A. Non-current assets		
Considered good, unsecured		
Capital advances	156	403
	156	**403**
B. Current assets		
Considered good, unsecured		
Balances and receivables from statutory authorities[1]	7,984	7,172
Export benefits receivable[2]	1,042	1,016
Advances to material suppliers	237	521
Prepaid expenses	956	706
Dues from joint ventures and other related parties	-	1
Others[3]	1,970	565
Considered doubtful, unsecured		
Other advances	161	84
	12,350	**10,065**
Less: Allowance for doubtful advances	(161)	(84)
	12,189	**9,981**

[1] *Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, value added tax and from customs authorities of India.*

[2] *Export benefits receivable primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.*

[3] *Others primarily includes advances given to vendors, employees and gratuity plan assets of ₹17.*

2.8 Inventories

Particulars	As at 31 March 2023	As at 31 March 2022
Raw materials (includes in transit ₹80 : 31 March 2022: ₹109)	9,221	11,105
Work-in-progress	10,250	11,100
Finished goods	5,145	5,177
Stock-in-trade	2,218	2,631
Packing materials, stores and spares	3,596	3,465
	30,430	**33,478**

During the year ended 31 March 2023, the Company recorded inventory write-down of ₹4,048 (31 March 2022: ₹2,620) in the statement of profit and loss.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital

Particulars	As at 31 March 2023	As at 31 March 2022
Authorised share capital		
240,000,000 equity shares of ₹5/- each (31 March 2022: 240,000,000)	1,200	1,200
Issued equity capital		
166,528,076 equity shares of ₹5/- each fully paid-up (31 March 2022: 166,426,049)	833	832
Subscribed and fully paid-up		
166,527,876 equity shares of ₹5/- each fully paid-up (31 March 2022: 166,425,849)	833	832
Add: Forfeited share capital (e)*	-	-
	833	**832**

(a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended 31 March 2023		For the year ended 31 March 2022	
	No. of shares	Amount	No. of shares	AMOUNT
Opening number of equity shares/share capital	166,425,849	832	166,301,231	832
Add: Equity shares issued pursuant to employee stock option plan[1]	102,027	1	124,618	-*
Closing number of equity shares/share capital	**166,527,876**	**833**	**166,425,849**	**832**
Treasury shares[2]	371,144	1,269	468,471	1,601

*Rounded off to millions.

[1] *During the years ended 31 March 2023 and 31 March 2022, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Plan, 2002 and Dr. Reddy's Employees Stock Option Plan, 2007. The options exercised had an exercise price of ₹5, ₹2,607, ₹2,814 or ₹3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the Statement of Changes in Equity.*

[2] *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended 31 March 2023 and 31 March 2022, an aggregate of [illegible] and [illegible] equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹2,607, ₹2,814 or ₹3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium". During the year ended 31 March 2023, an aggregate of [illegible] equity shares representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of ₹ [illegible] in the secondary market pursuant to requirements under Chapter V Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021. As of 31 March 2023 and 31 March 2022, the ESOS Trust had outstanding 371,144 and 468,471 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹1,269 and ₹1,601, respectively. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹5 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. The details of dividends paid by the Company are as follows:

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (continued)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Dividend per share (in absolute ₹)	30	25
Dividend paid during the year	4,979	4,146

At the Company's Board of Directors' meeting held on 10 May 2023, the Board proposed a dividend of ₹40 per share and aggregating to ₹6,661, which is subject to the approval of the Company's shareholders.

(c) Details of shareholders holding more than 5% shares in the Company

Particulars	For the year ended 31 March 2023		For the year ended 31 March 2022	
	No. of shares held	% holding	No. of shares held	% holding
APS Trust (refer note 2.37)	34,345,308	20.62	-	-
Dr. Reddy's Holdings Limited (refer note 2.37)	-	-	41,325,300	24.83
Life Insurance Corporation of India and their associates	16,307,344	9.79	8,769,499	5.27

(d) 152,396 (31 March 2022: 207,175) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 457,077 (31 March 2022: 413,229) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 366,877 (31 March 2022: 251,035) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise (under the "Dr. Reddy's Employees Stock Option Scheme, 2018")

(e) Represents 200 equity shares of ₹5/- each, amount paid-up ₹500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

(f) Details of shares held by promoters

Promoter Name	As at 31 March 2023		As at 31 March 2022		% change during the year
	No. of shares at the end of the year	% of Total Shares	No. of shares at the end of the year	% of Total Shares	
Dr. Reddy's Holdings Limited	-	-	41,325,300	24.83%	-24.83%
APS Trust	34,345,308	20.62%	-	-	20.62%
Satish Reddy Kallam (HUF)	5,523,677	3.32%	-	-	3.32%
Gunupati Venkateswara Prasad (HUF)	2,543,418	1.53%	1,117,940	0.67%	0.86%
Samrajyam Reddy Kallam	1,120,400	0.67%	1,115,360	0.67%	0.00%
Satish Reddy Kallam	901,002	0.54%	898,432	0.54%	0.00%
Anuradha Gunupati	9,205	0.01%	1,496	0.00%	0.01%
Deepti Reddy Kallam	5,140	0.00%	-	-	0.00%
G.V. Sanjana Reddy	5,140	0.00%	-	-	0.00%
G. Mallika Reddy	5,139	0.00%	-	-	0.00%
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	0.00%

The percentage shareholding above has been computed considering the outstanding number of shares of 166,527,876 and 166,425,849 as at 31 March 2023 and 31 March 2022, respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Financial liabilities

2.10 A. Current borrowings

Particulars	As at 31 March 2023	As at 31 March 2022
From Banks		
Unsecured		
Pre shipment credit (a)	-	18,211
Others	6	3,500
	6	**21,711**

(a) Packing credit loans for the year ended 31 March 2022, comprised of INR denominated loans carrying rates of 3-months Treasury Bill plus 25 bps, 3-months Treasury Bill minus 5 bps and 3-months Treasury Bill and are repayable within 12 months from the date of drawdown.

(b) The Company had uncommitted lines of credit of ₹50,194 and ₹25,489 as of 31 March 2023 and 31 March 2022, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

(c) Reconciliation of liabilities arising from financing activities

Current borrowings[1]

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Opening balance at the beginning of the year	21,711	11,800
Borrowings during the year	3,079	40,580
Borrowings repaid during the year	(24,784)	(30,897)
Effect of changes in foreign exchange rates	-	228
Closing balance at the end of the year	6	21,711

[1] Does not include movement in bank overdraft

2.10 B. Lease liabilities

Particulars	As at 31 March 2023	As at 31 March 2022
Secured		
Non current		
Long-term maturities of lease obligation	286	197
	286	**197**
Current		
Current maturities of lease obligation	216	146
	216	**146**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10B Lease liabilities (continued)

(a) The aggregate maturities of long-term leases, based on contractual maturities, as of 31 March 2023 were as follows:

Particulars	Obligations under leases
Maturing in the year ending 31 March	
2024	216
2025	177
2026	77
2027	26
2028	6
Thereafter	-
	502

The aggregate maturities of long-term leases, based on contractual maturities, as of 31 March 2022 were as follows:

Particulars	Obligations under leases
Maturing in the year ending 31 March	
2023	146
2024	117
2025	56
2026	18
2027	6
Thereafter	-
	343

(b) Reconciliation of liabilities arising from financing activities

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Opening balance at the beginning of the year	343	336
Recognition of right-of-use liability during the year	354	179
Payment of principal portion of lease liabilities	(195)	(172)
Closing balance at the end of the year[1]	502	**343**

[1] Includes current portion.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 C Trade payables

Particulars	As at 31 March 2023	As at 31 March 2022
Trade payables to third parties		
Due to micro, small and medium enterprises[1]	72	120
Other parties	16,358	15,541
Trade payables to subsidiaries including step down subsidiaries (Refer note 2.24)	1,215	1,001
	17,645	**16,662**

[1] * The principal amount remaining unpaid as at 31 March 2023 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMED) is ₹72 (31 March 2022: ₹120). The interest amount computed based on the provisions under Section 16 of the MSMED is [illegible] (31 March 2022: [illegible]) is remaining unpaid as of 31 March 2023. The interest amount of [illegible] that remained unpaid as at 31 March 2022 was paid fully during the current year.

* The list of undertakings covered under MSMED was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

For details regarding the Company's exposure to currency and liquidity risks, see note 2.[illegible] of the financial statements under "Liquidity risk".

Trade Payables aging schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) MSME	72	-	-	-	72
(ii) Others	16,044	1,094	251	184	17,573
(iii) Disputed dues - MSME	-	-	-	-	-
(iv) Disputed dues - Others	-	-	-	-	-
Balance as at 31 March 2023	16,116	1,094	251	184	17,645

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) MSME	120	-	-	-	120
(ii) Others	16,103	317	68	54	16,542
(iii) Disputed dues - MSME	-	-	-	-	-
(iv) Disputed dues - Others	-	-	-	-	-
Balance as at 31 March 2022	**16,223**	**317**	**68**	**54**	**16,662**

2.10 D Other financial liabilities

Particulars	As at 31 March 2023	As at 31 March 2022
Accrued expenses	8,701	6,760
Payable to subsidiary companies including step down subsidiaries (Refer note 2.24)	2,797	2,459
Capital creditors	3,301	2,615
DRHL Merger Payable a/c[1]	144	-
Unclaimed dividends, debentures and debenture interest[2]	86	86
Trade and security deposits received	52	54
Interest accrued but not due on loans	-	4
Others	228	175
	15,309	**12,153**

[1] Represents balance portion of costs, charges and expenses relating to merger scheme to be met out of the surplus assets of DRHL (refer note 2.[illegible]).

[2] Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Provisions

Particulars	As at 31 March 2023	As at 31 March 2022
A. Non-current provisions		
Provision for employee benefits (Refer note 2.26)		
Compensated absences	30	47
Long service award benefit plan	49	57
	79	**104**
B. Current provisions		
Provision for employee benefits (Refer note 2.26)		
Compensated absences	686	685
Gratuity	-	544
Long service award benefit plan	14	15
Other provisions[(a)]		
Refund liability	1,614	1,303
Others	738	675
	3,052	**3,222**

(a) Details of changes in other provisions during the year ended 31 March 2023 are as follows:

Particulars	Refund liability[(1)]	Others[(2)]
Balance as at beginning of the year	1,303	675
Provision made during the year, net of reversals	1,943	63
Provision used during the year	(1,632)	-
Balance as at end of the year	**1,614**	**738**

[(1)] *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. See note 2.1(m) of these financial statements for the Company's accounting policy on refund liability.*

[(2)] *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.30 of these financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority - Litigation relating to Cardiovascular and Anti-diabetic formulations" for further details.*

2.12 Other liabilities

Particulars	As at 31 March 2023	As at 31 March 2022
A. Non-current liabilities		
Deferred revenue	443	842
Cash settled ESOP's (Refer note 2.25)	46	-
Others	363	-
	852	**842**
B. Current liabilities		
Salary and bonus payable	3,541	2,201
Cash settled ESOP's (Refer note 2.25)	25	-
Due to statutory authorities	3,649	2,863
Advance from customers	399	588
Deferred revenue	360	353
	7,974	**6,005**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Sales	162,989	138,864
Service income	184	221
License fees[(1)]	5,818	4,068
	168,991	**143,153**

[(1)] *During the year ended 31 March 2023, this primarily includes the following amounts:*

a) ₹2,640 from sale of certain non-core dermatology brands in India to Eris Lifesciences Limited.

b) ₹1,980 from sale of brands Styptovit-E, Finast, Finast-T and Dynapress to Torrent Pharmaceuticals Limited.

c) ₹[illegible] from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to JB Chemicals and Pharmaceuticals Limited.

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company's Global Generics segment.

During the year ended 31 March 2022, the Company entered into the following agreements:

a) An agreement with Akrum JSC for the sale of the Company's territorial rights relating to two of its anti-bacterial brands (Ciprolet® and Levolet®) in Russia and certain countries of the former Soviet Union. The consideration for the arrangement is ₹1,573 and the Company recognised revenue of ₹1,774 for the performance obligations relating to the milestones met. This transaction pertains to the Company's Global Generics segment.

b) An agreement with Mankind Pharma Limited towards the sale of two of the Company's brands Daffy bar and Combihale in India for which the Company recognised revenue of ₹196. This transaction pertains to the Company's Global Generics segment.

c) A definitive agreement with BioDelivery Sciences International, Inc. ("BDSI"), pursuant to which the Company sold its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BDSI. Under the terms of agreement, the Company was entitled to receive U.S.$6 up front at the closing followed by U.S.$3 one year from the closing. Further, the Company is entitled to event based milestone payments upon achievement of certain regulatory approvals; sales based milestone payments upon achievement of certain net sales thresholds in a calendar year and quarterly earn out payments based on a percentage (which scales based on sales value) of net sales of the product in the territory. The closing of the transaction was subject to satisfactory completion of customary closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Upon successful completion of the closing conditions, the Company recognised an amount of ₹1,084 as a license fee from this transaction. This transaction pertains to the Company's Proprietary Products segment.

Analysis of revenues by segments:

The following table shows the analysis of revenues (excluding other operating income) by segments:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Global Generics	147,870	116,550
Pharmaceutical Services and Active Ingredients	20,629	25,013
Others	492	1,590
	168,991	**143,153**

Details of refund liabilities:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Balance at the beginning of the year	1,303	1,134
Provision made during the year, net of reversals	1,943	2,097
Provision used during the year	(1,632)	(1,928)
Balance at the end of the year	**1,614**	**1,303**
Current	1,614	1,303
Non-current	-	-
	1,614	**1,303**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Revenue from contracts with customers and trade receivables (continued)

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (i) of these financial statements, the Company recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on 31 March 2023 and 31 March 2022, the Company had ₹48 and ₹43, respectively as contract assets representing the right to returned goods.

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended 31 March 2023 and 31 March 2022:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Balance at the beginning of the year	1,195	564
Revenue recognised during the year	(399)	(458)
Milestone payment received during the year	8	1,089
Balance at the end of the year	803	**1,195**
Current	360	353
Non-current	443	842
	803	**1,195**

Details of contract liabilities :

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Advance from customers	399	588
	399	**588**

2.14 Other operating income

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Sale of spent chemicals	391	348
Scrap sales	242	170
Miscellaneous income	1	381
	634	**899**

2.15 Other income

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Interest income		
On fixed deposits	377	289
On investment in non-convertible debentures of subsidiary[1]	362	91
On investment in preference shares of subsidiary[2]	-	712
Others	561	577
Foreign exchange gain, net	3,281	2,209
Fair value gain on financial instruments measured at fair value through profit or loss	798	233
Miscellaneous income, net	534	709
	5,913	**4,820**

[1] Represents interest on Non Convertible Debentures from Dr. Reddy's Laboratories Inc.
[2] Represents preference dividend from Dr. Reddy's Laboratories S.A.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.16 Changes in inventories of finished goods, work-in-progress and stock-in-trade

Particulars	For the year ended 31 March 2023		For the year ended 31 March 2022	
Opening				
Work-in-progress	11,100		8,886	
Finished goods	5,177		4,621	
Stock-in-trade	2,631	18,908	1,505	15,012
Closing				
Work-in-progress	10,250		11,100	
Finished goods	5,145		5,177	
Stock-in-trade	2,218	17,613	2,631	18,908
		1,295		**(3,896)**

During the year ended 31 March 2023 and 31 March 2022, an amount of ₹ 3,111 and ₹ 691 representing government grants has been accounted for as a reduction from cost of material consumed respectively.

2.17 Employee benefits expense

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Salaries, wages and bonus	23,526	20,026
Contribution to provident and other funds	1,769	1,466
Staff welfare expenses	2,649	2,235
Share-based payment expenses	382	619
	28,326	**24,346**

2.18 Depreciation and amortisation expense

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Depreciation of property, plant and equipment	6,981	6,214
Amortisation of intangible assets	2,251	1,929
	9,232	**8,143**

2.19 Finance costs

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Interest on lease liabilities	83	69
Interest on other borrowings	86	311
	169	**380**

2.20 Selling and other expenses

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Consumption of stores, spares and other materials	7,031	5,321
Clinical trial expenses	2,276	2,244
Other research and development expenses	3,642	3,568
Advertisements	898	826
Commission on sales	318	253
Carriage outward	882	4,287
Other selling expenses	16,157	11,484
Legal and professional	3,224	4,364

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.20 Selling and other expenses (continued)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Power and fuel	3,981	3,268
Repairs and maintenance		
Buildings	206	186
Plant and equipment	722	728
Others	2,344	1,930
Insurance	748	676
Travel and conveyance	1,005	505
Rent	123	115
Rates and taxes	451	485
Foreign exchange loss, net	-	-
Corporate Social Responsibility and donations[1]	937	480
Allowance for credit losses, net (Refer note 2.6 B)	51	31
Allowance for doubtful advances, net	110	34
Non-Executive Directors' remuneration	108	121
Auditors' remuneration (Refer note 2.22)	22	15
Loss on sale/disposal of property, plant and equipment and other intangibles, net	233	78
Other general expenses	3,079	2,100
	48,398	43,208

[1] Details of Corporate Social Responsibility expenditure in accordance with section 135 of the Companies Act, 2013:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
i) Amount required to be spent by the company during the year	909	468
ii) Amount required to be set off for the financial year, if any	-	(20)
iii) Total CSR obligation for the financial year	909	448
iv) Amount of expenditure incurred		
(a) Construction/acquisition of any asset	-	-
(b) On purposes other than (a) above	510	355
	510	381
v) Shortfall at the end of the year (iii)-(iv)*	90	93
vi) Total of previous years shortfall	16	-
vii) Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
viii) Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, COVID-19 relief and rural development projects	
ix) Details of related party transactions, e.g. contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[2]	427	310
x) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

[2] Refer note 2.24 for Contributions towards social development

* Total amount unspent has been transferred to Unspent CSR Account on 28-Apr-2022

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.21 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Employee benefits expense (included in note 2.17)	4,410	3,494
Other expenses (included in note 2.20)		
Clinical trial expenses	2,276	2,244
Materials and consumables	5,654	3,941
Power and fuel	337	254
Other research and development expenses	3,642	3,598
	16,319	13,531

2.22 Auditors' remuneration

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Audit fees	18	14
Other charges - Certification fee	2	1
Reimbursement of out of pocket expenses	2	-*
	22	15

* Rounded off to millions.

2.23 Earnings per share (EPS)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Earnings		
Profit attributable to equity shareholders of the Company	26,128	16,232
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	165,957,378	165,726,030
Effect of treasury shares sold during the year	2,138	-
Effect of equity shares issued on exercise of stock options	75,374	156,667
Weighted average number of equity shares – Basic	**166,034,890**	**165,882,697**
Dilutive effect of stock options outstanding[1]	353,280	455,937
Weighted average number of equity shares – Diluted	**166,388,170**	**166,338,634**
Earnings per share of par value ₹5/- – Basic (₹)	157.37	97.85
Earnings per share of par value ₹5/- – Diluted (₹)	157.03	97.58

[1] As at 31 March 2023 and 31 March 2022, 336,151 and 13,284 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24	Related parties
a.	**List of all subsidiaries, joint ventures and other consolidating entities:**
Subsidiaries including step down subsidiaries:	
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd, Malaysia
2	Aurigene Discovery Technologies Inc., USA (liquidated on 23 March 2022)
3	Aurigene Oncology Limited (formerly, Aurigene Discovery Technologies Limited)
4	Aurigene Pharmaceutical Services Limited, India
5	beta Institut gemeinnützige GmbH, Germany
6	betapharm Arzneimittel GmbH, Germany
7	Cheminor Investments Limited, India
8	Chirotech Technology Limited, UK (under liquidation)
9	Dr Reddy's Laboratories LLP, Kazakhstan
10	Dr. Reddy's (Thailand) Limited, Thailand
11	Dr. Reddy's (WUXI) Pharmaceutical Co. Ltd., China (liquidated on 13 December 2021)
12	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited
13	Dr. Reddy's Bio-sciences Limited, India
14	Dr. Reddy's Formulations Limited, India
15	Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil
16	Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia
17	Dr. Reddy's Laboratories (EU) Limited, UK
18	Dr. Reddy's Laboratories (Proprietary) Limited, South Africa
19	Dr. Reddy's Laboratories (UK) Limited, UK
20	Dr. Reddy's Laboratories B.V., Netherlands (merged with Reddy Netherlands B.V., Netherlands effective 25 January 2023)
21	Dr. Reddy's Laboratories Canada, Inc., Canada
22	Dr. Reddy's Laboratories Inc., USA
23	Dr. Reddy's Laboratories LLC, Ukraine
24	Dr. Reddy's Laboratories Malaysia Sdn. Bhd., Malaysia
25	Dr. Reddy's Laboratories New York, LLC
26	Dr. Reddy's New Zealand Limited, New Zealand
27	Dr. Reddy's Philippines Inc., Philippines
28	Dr. Reddy's Research and Development B.V.
29	Dr. Reddy's SRL, Italy
30	Dr. Reddy's Laboratories Chile SPA., Chile
31	Dr. Reddy's Laboratories Japan KK, Japan
32	Dr. Reddy's Laboratories Louisiana LLC, USA
33	Dr. Reddy's Laboratories Romania S.R.L., Romania
34	Dr. Reddy's Laboratories SA, Switzerland
35	Dr. Reddy's Laboratories SAS, Colombia
36	Dr. Reddy's Laboratories Taiwan Limited, Taiwan
37	Dr. Reddy's Venezuela, C.A., Venezuela
38	Dr. Reddy's Laboratories LLC, Russia
39	DRS LLC, Russia (merged with Dr. Reddy's Laboratories LLC, Russia effective 01 July 2022)
40	DRL Impex Limited, India
41	Idea2Enterprises (India) Private Limited, India
42	Imperial Credit Private Limited, India
43	Industrias Quimicas Falcon de Mexico, S.A.de C.V., Mexico
44	Lacock Holdings Limited, Cyprus
45	Promius Pharma LLC, USA

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24	Related parties (continued)	
46	Reddy Holding GmbH, Germany	
47	Reddy Netherlands B.V., Netherlands	
48	Reddy Pharma Iberia SAU, Spain	
49	Reddy Pharma Italia S.R.L., Italy	
50	Reddy Pharma SAS, France	
51	Svaas Wellness Limited	
52	Nimbus Health GmbH (from 24 February 2022)	
Joint ventures		
53	Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
54	DRES Energy Private Limited, India	Enterprise over which the Company exercises joint control with other joint venture partners and holds 26% of equity shares
Other consolidating entities		
55	Cheminor Employees Welfare Trust, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
56	Dr. Reddy's Research Foundation, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
57	Dr. Reddy's Employees ESOS Trust, India (from 27 July 2018)	The Company does not have any equity interests in this entity, but has significant influence or control over it.
b.	**List of other related parties with whom transactions have taken place during the current and/or previous year:**	
1.	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2.	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3.	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4.	K Samrajyam	Mother of Chairman
5.	G Anuradha	Spouse of Co chairman
6.	K Deepti Reddy	Spouse of Chairman
7.	G Mallika Reddy	Daughter of Co-chairman
8.	G V Sanjana Reddy	Daughter of Co-chairman
9.	Akhil Ravi	Son-in-law of Co-chairman
10.	Shravya Reddy Kallam	Daughter of Chairman
11.	Dr. Reddy's Foundation	Enterprise over which whole time directors and their relatives have significant influence
12.	Indus Projects Private Limited	Enterprise over which relatives of whole time directors have significant influence
13.	Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole time director
14.	AverQ Inc	Enterprise over which Key Managerial Personnel have significant influence
15.	Ahimsa Trust	Enterprise over which Key Managerial Personnel have significant influence
16.	NICE Foundation	Enterprise over which whole time directors have significant influence
17.	Samarjita Management Consultancy Private Limited	Enterprise controlled by Key Managerial Personnel (till 30 November 2021)
c.	**In accordance with the provisions of Ind AS 24, Related Party Disclosures and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.**	
List of Key Managerial Personnel of the Company is as below:		
1.	K Satish Reddy	Whole-time director (Chairman)
2.	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3.	Dr. K P Krishnan	Independent director
4.	Kalpana Morparia	Independent director
5.	Leo Puri	Independent director
6.	Penny Wan	Independent director
7.	Shikha Sharma	Independent director
8.	Sridar Iyengar	Independent director
9.	Arun Madhavan Kumar (from 01 August 2022)	Independent director
10.	Allan Oberman (till 06 January 2023)	Independent director

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

11.	Prasad R Menon (till 29 October 2022)	Independent director
12.	Dr. Bruce LA Carter (till 30 July 2022)	Independent director
13.	Bharat Narotam Doshi (till 10 May 2021)	Independent director
14.	Archana Bhaskar	Management council member
15.	Deepak Sapra	Management council member
16.	Erez Israeli	Chief Executive Officer and Management council member
17.	Marc Kikuchi	Management council member
18.	Mukesh Rathi	Management council member
19.	M V Ramana	Management council member
20.	Mannam Venkata Narasimham	Management council member
21.	Parag Agarwal	Management council member
22.	Patrick Aghanian	Management council member
23.	Sanjay Sharma	Management council member
24.	Sushrut Kulkarni (from 04 May 2022)	Management council member
25.	Ranjana B Pathak (from 01 July 2022)	Management council member
26.	Sauri Gudlavalleti (till 13 January 2022)	Management council member
27.	Saumen Chakraborty (till 20 November 2021)	Management council member
28.	P Yugandhar (till 30 September 2021)	Management council member
29.	Anil Namboodiripad (till 1 June 2021)	Management council member
30.	K Randhir Singh	Company secretary
31.	Sandeep Poddar (till 18 November 2021)	Company secretary

d. Particulars of related party transactions

The following is a summary of significant related party transactions:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Revenues from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	57,530	30,378
Dr. Reddy's Laboratories LLC, Russia	17,259	13,975
Dr. Reddy's Laboratories SA	5,343	5,151
Dr. Reddy's Laboratories (UK) Limited	2,775	2,410
Dr Reddy's Laboratories LLP, Kazakhstan	1,828	1,440
betapharm Arzneimittel GmbH, Germany	1,764	1,101
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	1,443	1,058
Dr. Reddy's Laboratories, LLC Ukraine	1,326	1,591
Reddy Pharma SAS, France	1,294	824
Industrias Quimicas Falcon de Mexico, S.A. de CV	977	2,632
Others	4,345	9,032
	95,892	69,592
Joint Ventures		
Reddy Kunshan	110	21
Total	96,002	69,613
Interest income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories SA[1]	-	712
Dr. Reddy's Laboratories Inc.[2]	362	91
Svaas Wellness Limited, India	3	-*
Total	365	803

*Rounded off to millions

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Service income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	3	2
Dr. Reddy's Laboratories SA	51	51
Total	54	53

[1] Represents preference dividend
[2] Represents interest on Non Convertible debentures

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
License fees from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	-	1
Joint Ventures		
Reddy Kunshan	62	57
Total	62	58
Commission on guarantee to subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	20	20
Total	20	20
Lease rentals received from		
Subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	53	53
Joint ventures		
DRES Energy Private Limited	1	1
Total	54	54
Reimbursement of operating expenses by subsidiaries and step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	45	34
Dr. Reddy's Laboratories Inc.	79	-
Svaas Wellness Limited, India	20	-
Total	144	34
Purchases and services from		
Subsidiaries including step down subsidiaries		
Dr. Reddy's Laboratories LLC, Russia	4,164	2,947
Industrias Quimicas Falcon de Mexico, S.A. de CV	1,369	1,027
Dr. Reddy's Research and Development B.V.	705	979
Dr. Reddy's Laboratories (EU) Limited	541	541
Dr. Reddy's Laboratories Inc.	570	452
Dr. Reddy's Laboratories LLC, Ukraine	476	542
Dr Reddy's Laboratories LLP, Kazakhstan	357	337
Others	875	925
Total	9,061	7,750
Joint ventures		
DRES Energy Private Limited	121	124
Other related parties		
Dr. Reddy's Institute of Life Sciences	131	122
Indus Projects Private Limited	33	52
Samarjita Management Consultancy Private Limited	-	71
AverQ Inc	2	3
Total	166	248

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Purchase / (Sale) of assets from subsidiaries including step down subsidiaries		
Dr. Reddy's Research and Development B.V.	114	-
Aurigene Oncology Limited (Formerly Aurigene Discovery Technologies Limited, India)	(42)	-
Dr. Reddy's Laboratories (EU) Limited	-	21
Dr. Reddy's Laboratories Louisiana LLC, USA	-	37
Total	**72**	**58**
Contributions towards social development		
Dr. Reddy's Foundation	384	310
NICE Foundation	19	-
Ahimsa Trust	2	-
Total	**405**	**310**
Catering services from Green Park Hospitality Services Private Limited	354	319
Facility management services from		
Green Park Hospitality Services Private Limited	30	36
Hotel expenses		
Green Park Hotels and Resorts Limited	25	11
Stamlo Industries Limited	9	7
Total	**34**	**18**
Lease rentals paid under cancellable leases to		
Key Managerial Personnel		
K Satish Reddy	15	15
Relatives of Key Managerial Personnel	24	23
Total	39	38
Salaries to relatives of Key Managerial Personnel	**15**	**12**
Remuneration to Key Managerial Personnel		
Salaries and other benefits[1]	714	479
Contributions to defined benefit plans	31	31
Commission to directors	362	305
Share-based payments expense	194	211
Total	**1,301**	**1,026**

[1] Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Investment made/(disposed) in		
Subsidiaries		
Dr. Reddy's Laboratories SA[1]	-	(16,878)
Dr. Reddy's Laboratories Inc.[2]	-	11,340
Svaas Wellness Limited[3]	400	250
Dr. Reddy's Bio-sciences Limited, India	59	-
Dr. Reddy's Formulations Limited	-	1
Total	**459**	**(5,287)**

[1] Represents redemption of preference shares

[2] Represents investment in Non-Convertible debentures ₹11,339 and Equity shares ₹1

[3] Represents investment in Equity shares ₹400 during FY 23 and investment in Preference shares ₹200, Equity shares ₹50 during FY 22

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Movement in other assets/receivables from		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	80	-
Dr. Reddy's Bio-sciences Limited, India	(46)	-
Svaas Wellness Limited	11	22
Aurigene Pharmaceutical Services Limited	70	(6)
Aurigene Oncology Limited (Formerly Aurigene Discovery Technologies Limited, India)	9	(3)
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	-	(2)
Joint ventures		
DRES Energy Private Limited	(1)	-
Total	**123**	**11**

e. The Company has the following amounts due from/to related parties:

Particulars	As at 31 March 2023	As at 31 March 2022
Due from related parties		
Subsidiaries including step down subsidiaries (included in trade receivables)		
Dr. Reddy's Laboratories Inc.	16,412	14,750
Dr. Reddy's Laboratories LLC, Russia	3,179	7,059
Dr. Reddy's Laboratories SA	976	2,447
Industrias Quimicas Falcon de Mexico, S.A. de CV	2,648	3,031
Dr. Reddy's Laboratories (UK) Limited	1,337	1,084
Others	4,836	4,938
Total	**29,388**	**35,109**
Joint ventures (included in other assets)		
DRES Energy Private Limited	-*	1
Total	-*	**1**
Others		
Rental deposit to Key Managerial Personnel and their relatives	8	8
Others	-	-*
Total	**8**	**8**
*Rounded off to millions		
Due to related parties (included in trade payables and other current liabilities)		
Subsidiaries including step down subsidiaries and other consolidating entities:		
Dr. Reddy's Laboratories LLC, Russia	2,224	2,008
Dr. Reddy's Laboratories (EU) Limited	462	280
Industrias Quimicas Falcon de Mexico, S.A. de CV	407	201
Dr. Reddy's Research and Development B.V.	190	450
Dr. Reddy's Laboratories Inc.	178	109
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	145	111
Dr. Reddy's Laboratories LLC, Ukraine	115	111
Others	291	190
Total	**4,012**	**3,460**
Joint ventures		
DRES Energy Private Limited	3	-
Others		
Greenpark Hospitality Services Private Limited	9	2
Indus Projects Private Limited	3	7
Green Park Hotels & Resorts Limited	1	1
Stamlo Hotels Limited	-	-*
Total	**13**	**10**
*Rounded off to millions		
Outstanding Guarantee given on behalf of Aurigene Pharmaceutical Services Limited	4,000	**4,000**

Equity held in subsidiaries and joint venture has been disclosed under "Financial assets-Investments" (Note 2.6 A). Loans and advances to subsidiaries and joint venture have been disclosed under "Loans" (Note 2.6 C). Other receivables from subsidiaries and joint venture have been disclosed under "Other financial assets" (Note 2.6 D).

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan -2002 (the "DRL 2002 Plan")

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on 28 July 2004 and on 27 July 2005, provides for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of a stock dividend issued by the Company in 2006 August the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

The term of the DRL 2002 plan was extended for a period of 10 years effective as of 29 January 2012 by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended 31 March 2023 and 31 March 2022 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended 31 March 2023 and 31 March 2022 and there were no stock options outstanding under this category as of 31 March 2023 and 31 March 2022.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Category B — Par Value Options: Stock option activity under this category during the years ended 31 March 2023 and 31 March 2022 was as set forth in the below table

Particulars	For the year ended 31 March 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	207,175	5.00	5.00	74
Granted during the year	-	5.00	5.00	-
Expired/forfeited during the year	(14,476)	5.00	5.00	-
Exercised during the year	(40,363)	5.00	5.00	-
Outstanding at the end of the year	**152,336**	**5.00**	**5.00**	**65**
Exercisable at the end of the year	**27,094**	**5.00**	**5.00**	**41**

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	217,253	5.00	5.00	69
Granted during the year	106,870	5.00	5.00	91
Expired/forfeited during the year	(30,322)	5.00	5.00	-
Exercised during the year	(86,626)	5.00	5.00	-
Outstanding at the end of the year	**207,175**	**5.00**	**5.00**	**74**
Exercisable at the end of the year	**21,235**	**5.00**	**5.00**	**43**

The weighted average grant date fair value of options granted during the years ended 31 March 2023 and 31 March 2022 was ₹0 and ₹4,985 per option, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2023 and 31 March 2022 was ₹4,246 and ₹4,948 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2023 and 31 March 2022 was ₹171 and ₹428, respectively. As of 31 March 2023, options outstanding had an aggregate intrinsic value of ₹703 and options exercisable had an aggregate intrinsic value of ₹125.

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹5 per option).

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended 31 March 2023 and 31 March 2022 was as follows:

Category A - Fair Market Value Options

Particulars	For the year ended 31 March 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	266,214	1,982.00 to 5,301.00	2,823.04	56
Granted during the year	94,302	3,905.80	3,905.80	96
Expired/forfeited during the year	-	-	-	-
Exercised during the year	(4,335)	2,607.00 to 3,679.00	2,948.77	-
Outstanding at the end of the year	**356,181**	**1,982.00 to 5,301.00**	**3,108.24**	**54**
Exercisable at the end of the year	**198,181**	**1,982.00 to 5,301.00**	**2,574.27**	**36**

Category A - Fair Market Value Options

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	270,340	1,982.00 to 3,679.00	2,791.65	67
Granted during the year	5,144	5,301.00	5,301.00	90
Expired/forfeited during the year	(3,150)	3,679.00	3,679.00	-
Exercised during the year	(6,120)	2,607.00 to 3,679.00	3,078.55	-
Outstanding at the end of the year	**266,214**	**1,982.00 to 5,301.00**	**2,823.04**	**56**
Exercisable at the end of the year	**132,045**	**1,982.00 to 3,679.00**	**2,457.33**	**41**

The weighted average grant date fair value of options granted during the years ended 31 March 2023 and 31 March 2022 was ₹1,497 and ₹1,841 per option, respectively. The weighted average share prices on the date of exercise of options during the years ended 31 March 2023 and 31 March 2022 was ₹4,302 and ₹ 4,967 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2023 and 31 March 2022 was ₹6 and 12, respectively. As of 31 March 2023, options outstanding had an aggregate intrinsic value of ₹539 and options exercisable had an aggregate intrinsic value of ₹300.

Category B — Par Value Options

Particulars	For the year ended 31 March 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	147,015	5.00	5.00	68
Granted during the year	51,270	5.00	5.00	95
Expired/forfeited during the year	(40,060)*	5.00	5.00	
Exercised during the year	(57,329)	5.00	5.00	
Outstanding at the end of the year	**100,896**	**5.00**	**5.00**	**68**
Exercisable at the end of the year	**12,467**	**5.00**	**5.00**	**39**

*Pursuant to approval by the nomination, Governance and Compensation committee, 57,268 granted options were cancelled on 27 October 2022.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Category B — Par Value Options

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	141,999	5.00	5.00	71
Granted during the year	55,884	5.00	5.00	90
Expired/forfeited during the year	(18,996)	5.00	5.00	-
Exercised during the year	(31,872)	5.00	5.00	-
Outstanding at the end of the year	**147,015**	**5.00**	**5.00**	**68**
Exercisable at the end of the year	**37,929**	**5.00**	**5.00**	**40**

The weighted average grant date fair value of options granted during the years ended 31 March 2023 and 31 March 2022 was ₹4,224 and ₹5,235, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2023 and 31 March 2022 was ₹4,331 and ₹4,975, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2023 and 31 March 2022 was ₹248 and ₹158, respectively. As of 31 March 2023, options outstanding had an aggregate intrinsic value of ₹466 and options exercisable had an aggregate intrinsic value of ₹58.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan"):

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on 27 July 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years.

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	2,500,000	1,500,000	4,000,000
Options reserved against ADRs	-	1,000,000	1,000,000
Total	**2,500,000**	**2,500,000**	**5,000,000**

During the year ended 31 March 2023, an aggregate of 48,032 equity shares representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of ₹ 211 in the secondary market pursuant to requirements under Chapter II Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021. The outstanding shares purchased from secondary market as of 31 March 2023 and 2022, are 371,144 and 468,471 shares for an aggregate consideration of ₹1,269 and ₹1,601, respectively.

Stock option activity under the DRL 2018 Plan during the years ended 31 March 2023 and 31 March 2022 was as follows:

Fair Market Value Options

Particulars	For the year ended 31 March 2023			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	251,035	2,607.00 to 5,301.00	3,170.57	64
Granted during the year	189,289	3,905.80 to 4,228.00	3,931.91	95
Expired/forfeited during the year	(24,152)	2,607.00 to 5,310.00	3,510.83	-
Exercised during the year	(49,295)	2,607.00 to 3,679.00	2,918.76	-
Outstanding at the end of the year	**366,877**	**2,607.00 to 5,301.00**	**3,574.91**	**69**
Exercisable at the end of the year	**104,920**	**2,607.00 to 5,301.00**	**3,002.16**	**43**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Fair Market Value Options

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	385,930	2,607.00 to 3,679.00	3,056.51	71
Granted during the year	8,856	4,662.70/5,310.00	5,289.76	90
Expired/forfeited during the year	(37,021)	2,607.00 to 5,310.00	3,157.29	-
Exercised during the year	(106,730)	2,607.00 to 3,679.00	2,930.55	-
Outstanding at the end of the year	**251,035**	**2,607.00 to 5,310.00**	**3,170.57**	**64**
Exercisable at the end of the year	**68,130**	**2,607.00 to 3,679.00**	**2,859.12**	**47**

The weighted average grant date fair value of options granted during the years ended 31 March 2023 and 31 March 2022 was ₹1,492 and ₹1,848 per option, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2023 and 31 March 2022 was ₹4,388 and ₹4,922 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2023 and 31 March 2022 was ₹72 and ₹212, respectively. As of 31 March 2023, options outstanding had an aggregate intrinsic value of ₹384 and options exercisable had an aggregate intrinsic value of ₹110.

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, the DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behaviour of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognised in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

Particulars	Grants made on		
	24 January 2023	27 October 2022	27 October 2022
Expected volatility	27.73%	26.38%	28.13%
Exercise price	₹4,338.00	₹5.00	₹4,443.00
Option life	5 Years	2.75 Years	5 Years
Risk-free interest rate	7.21%	7.09%	7.35%
Expected dividends	0.71%	0.67%	0.67%
Grant date share price	₹4,253.00	₹4,491.00	₹4,491.00

Particulars	Grants made on		
	27 July 2022	27 July 2022	19 May 2022
Expected volatility	28.41%	27.65%	28.27%
Exercise price	₹4,212.00	₹5.00	₹3,906.00
Option life	5.0 Years	3.0 Years	5.5 Years
Risk-free interest rate	7.13%	6.81%	7.24%
Expected dividends	0.70%	0.70%	0.76%
Grant date share price	₹4,260.00	₹4,260.00	₹3,929.00

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Particulars	Grants made on	
	19 May 2022	19 May 2022
Expected volatility	28.28%	28.32%
Exercise price	₹3,906.00	₹3,906.00
Option life	4.5 Years	5.0 Years
Risk-free interest rate	7.13%	7.17%
Expected dividends	0.76%	0.76%
Grant date share price	₹3,929.00	₹3,929.00

Particulars	Grants made on		
	28 October 2021	28 October 2021	28 October 2021
Expected volatility	29.20%	28.53%	29.04%
Exercise price	4,863.00	5.00	5.00
Option life	6.0 Years	2.5 Years	5.0 Years
Risk-free interest rate	5.94%	4.86%	5.99%
Expected dividends	0.55%	0.55%	0.54%
Grant date share price	4,570.00	4,570.00	4,570.00

Particulars	Grants made on	
	13 May 2021	23 May 2021
Expected volatility	29.38%	30.02%
Exercise price	5,301.00	5.00
Option life	5.0 Years	2.5 Years
Risk-free interest rate	5.70%	4.64%
Expected dividends	0.47%	0.47%
Grant date share price	5,301.00	5,301.00

Share-based payment expense

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Equity settled share-based payment expense[1]	318	592
Equity settled share-based payment expense receivable from subsidiary (refer note 2.24)	79	-
Cash settled share-based payment expense[2]	64	27
	461	619

[1] *As of 31 March 2023 and 31 March 2022, there was ₹441 and ₹700, respectively, of total unrecognised compensation cost related to unvested stock options. This cost is expected to be recognised over a weighted-average period of 2.00 years and 1.90 years, respectively.*

[2] *Certain of the Company's employees are eligible for share-based payment awards that are settled in cash. These awards entitle the employees to a cash payment on the vesting date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company's ADSs at the time of vesting. As of 31 March 2023 and 31 March 2022, there was ₹64 and ₹30, respectively, of total unrecognised compensation cost related to unvested awards. This cost is expected to be recognised over a weighted-average period of 2.01 years and 1.82 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended 31 March 2023 and 31 March 2022 amounted to ₹28,326 and ₹24,346, respectively.

Gratuity benefits provided by the Company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective 1 September 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies.

The components of gratuity cost recognised in the statement of profit and loss for the years ended 31 March 2023 and 31 March 2022 consist of the following:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Current service cost	364	328
Past service cost	17	-
Interest on net defined benefit liability	30	33
Gratuity cost recognised in statement of profit and loss	**411**	**361**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at 31 March 2023	As at 31 March 2022
Present value of funded obligations	3,077	2,894
Fair value of plan assets	(3,093)	(2,350)
Net defined benefit liability / (asset) recognised	**(17)**	**544**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at 31 March 2023	As at 31 March 2022
Defined benefit obligations at the beginning of the year	2,894	2,628
Current service cost	364	328
Past service cost	17	
Interest on defined obligations	171	144
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	(61)	7
Actuarial loss/(gain) due to demographic assumptions	(32)	24
Actuarial loss/(gain) due to experience changes	67	60
Benefits paid	(344)	(293)
Liabilities (transferred)/ assumed*	0**	(4)
Defined benefit obligations at the end of the year	**3,077**	**2,894**

* Liabilities assumed/transferred

*During the year ended 31 March 2023 ₹0** represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

During the year ended 31 March 2022 ₹(4) represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.

** Rounded off to millions

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at 31 March 2023	As at 31 March 2022
Fair value of plan assets at the beginning of the year	2,350	1,997
Employer contributions	885	496
Interest on plan assets	141	111
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	62	43
Benefits paid	(344)	(293)
Assets (transferred)/acquired*	(1)	(4)
Plan assets at the end of the year	**3,093**	**2,350**

* Assets acquired/transferred

During the year ended 31 March 2023 ₹(1) represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.

During the year ended 31 March 2022 ₹(4) represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.

Sensitivity Analysis

Particulars	As at 31 March 2023
Defined benefit obligation without effect of projected salary growth	2,000
Add: Effect of salary growth	1,076
Defined benefit obligation with projected salary growth	3,076
Defined benefit obligation, using discount rate minus 50 basis points	2,995
Defined benefit obligation, using discount rate plus 50 basis points	3,162
Defined benefit obligation, using salary growth rate plus 50 basis points	3,160
Defined benefit obligation, using salary growth rate minus 50 basis points	2,996

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:
The assumptions used to determine benefit obligations:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Discount rate	7.30%	6.45%
Rate of compensation increase	9.00%	8.50%

The assumptions used to determine gratuity cost:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Discount rate	6.45%	6.00%
Rate of compensation increase	8.50%	8.00%

Contributions: The Company expects to contribute ₹ Nil to the Gratuity Plan during the year ending 31 March 2024.

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation at 31 March 2023 and 31 March 2022, by asset category, was as follows:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Funds managed by insurers	100%	100%
Others	-	-

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

The expected future cash flows in respect of gratuity as at 31 March 2023 were as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2024 (estimated)	-
Expected future benefit payments	
31 March 2024	496
31 March 2025	469
31 March 2026	444
31 March 2027	417
31 March 2028	388
Thereafter	2,735

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹1,099 and ₹945 to the provident fund plan during the years ended 31 March 2023 and 31 March 2022, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹127 and ₹83 to the superannuation plan during the years ended 31 March 2023 and 31 March 2022, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the recognised compensated absences and recognised them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹717 and ₹732 as at 31 March 2023 and 31 March 2022, respectively.

2.27 Income taxes

a. Income tax expense/ (benefit) recognised in the statement of profit and loss

Income tax expense recognised in the statement of profit and loss consists of the following:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Current taxes	8,641	3,926
Deferred taxes expense/(benefit)	3,891	2,080
Total income tax expense recognised in the statement of profit and loss	**12,532**	**6,006**

b. Income tax expense/(benefit) recognised directly in equity

Income tax expense/(benefit) recognised directly in equity consist of the following:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Tax effect on effective portion of change in fair value of cash flow hedges	(358)	291
Tax effect on actuarial gains/losses on defined benefit obligations	53	(17)
Total income tax expense/(benefit) recognised in the equity	**(305)**	**274**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended 31 March 2023 and 31 March 2022:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Profit before income taxes	38,660	22,238
Enacted tax rate in India	34.94%	34.94%
Computed expected tax expense	13,508	7,770
Effect of:		
Differential Tax rate impact on dividend income received from Subsidiary/JV outside India	-	(124)
Income exempt from income taxes	(583)	(1,360)
Income from sale of capital assets	(602)	(305)
Other items	(409)	24
Income tax expense	**12,532**	**6,006**
Effective tax rate	**32.42%**	**27.00%**

The Company's average effective tax rate for the years ended 31 March 2023 and 31 March 2022 were 32.42% and 27.00%, respectively.

The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its "Tax expense" for the year ended 31 March 2023.

d. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of items that created those differences is given below:

Particulars	As at 31 March 2023	As at 31 March 2022
Deferred tax assets/(liabilities):		
Minimum Alternate Tax*	-	3,929
Trade receivables	206	270
Operating tax loss/capital loss	-	-
Current liabilities and provisions	490	208
Loans	(10)	(53)
Property, plant and equipment	(3,973)	(4,169)
Investments	(105)	9
Net deferred tax assets/(liabilities)	**(3,392)**	**194**

As per Indian tax laws, companies are liable for a Minimum Alternate Tax ("MAT") when current tax, as computed under the provisions of the Income Tax Act, 1961 ("Tax Act"), is determined to be below the MAT computed under section 115JB of the Tax Act. If in any year the Company pays liability as per MAT, then it is entitled to claim credit of MAT paid over and above the normal tax liability in the subsequent years. The MAT credit is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years starting from the succeeding fiscal year in which such credit was generated. During the year ended 31 March 2023 the company has utilised the available MAT credit.

In assessing whether the deferred income tax assets will be realised, management considers whether some portion or all of the deferred income tax assets will not be realised. The ultimate realisation of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realise the benefits of those recognised deductible differences and tax loss carry forwards.

Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

a. Movement in deferred tax assets and liabilities during the years ended 31 March 2023 and 31 March 2022

Particulars	As at 1 April 2022	Recognised in the statement of profit and loss	Recognised in equity	As at 31 March 2023
Deferred tax assets/(liabilities)				
Minimum Alternate Tax	3,929	(3,929)	-	-
Trade receivables	270	(64)	-	206
Operating tax loss/capital loss	-	-	-	-
Current liabilities and provisions	208	(23)	305	490
Loans	(53)	43	-	(10)
Property, plant and equipment	(4,169)	196	-	(3,973)
Investments	9	(114)	-	(105)
Net deferred tax assets/(liabilities)	**194**	**(3,891)**	**305**	**(3,392)**

Particulars	As at 1 April 2021	Recognised in the statement of profit and loss	Recognised in equity	As at 31 March 2022
Deferred tax assets/(liabilities)				
Minimum Alternate Tax	4,749	(820)	-	3,929
Trade receivables	255	15	-	270
Operating tax loss/capital loss	355	(355)	-	-
Current liabilities and provisions	462	20	(274)	208
Loans	(65)	12		(53)
Property, plant and equipment	(3,093)	(1,076)	-	(4,169)
Investments	(117)	126	-	9
Net deferred tax assets/(liabilities)	**2,546**	**2,080**	**(274)**	**194**

f. Uncertain tax positions

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is ₹2,726, and accordingly, no provision is made in these financial statements as of 31 March 2023.

2.28 Financial instruments

The carrying value and fair value of financial instruments as at 31 March 2023 and 31 March 2022 are as follows

Particulars	As at 31 March 2023		As at 31 March 2022	
	Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets				
Cash and cash equivalents	1,123	1,123	11,595	11,595
Other bank balances	5,335	5,335	8,710	8,710
Investments*	74,400	74,400	49,367	49,367
Trade receivables	42,889	42,889	49,500	49,500
Loans	11	11	12	12
Derivative instruments	715	715	1,903	1,903
Other financial assets	2,757	2,757	3,079	3,079
Total	**127,230**	**127,230**	**124,174**	**124,174**
Financial liabilities				
Trade payables	17,645	17,645	16,662	16,662
Short-term borrowings	6	6	21,711	21,711
Lease liabilities	502	502	343	343
Derivative instruments	135	135	472	472
Other financial liabilities	15,369	15,369	12,153	12,153
Total	**33,657**	**33,657**	**51,341**	**51,341**

*Interest accrued but not due on investments is included in other financial assets.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of 31 March 2023:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	36,692	-	-	36,692
FVTPL - Financial asset – Investment in limited liability partnership firm[2]	-	-	370	370
FVTPL - Financial asset - Investment in equity securities	70	-	1	71
FVTOCI - Financial asset - Investments in Market linked debentures	904	-	-	904
FVTOCI - Financial asset - Investment in equity securities	13	-	-	13
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	580	-	580

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of 31 March 2022:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	15,702	-	-	15,702
FVTPL - Financial asset – Investment in limited liability partnership firm[2]	-	-	386	386
FVTPL - Financial asset - Investment in equity securities	200	-	1	201
FVTOCI - Financial asset - Investment in equity securities	12	-	-	12
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	1,431	-	1,431

(1) *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

As at 31 March 2023 and 31 March 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

(2) *Fair value of these instruments is determined based on independent valuation report, which considers net asset value method.*

As at 31 March 2023 and 31 March 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Derivative Financial Instruments

The Company had a derivative financial asset and derivative financial liability of ₹715 and ₹135, respectively, as at 31 March 2023 as compared to derivative financial asset and derivative financial liability of ₹1,903 and ₹472, respectively, as at 31 March 2022 towards these derivative financial instruments.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Net gain/ (loss) recognised as part of statement of profit and loss in respect of foreign exchange derivative contracts and cross-currency interest rate swaps contracts	47	329
Net gain/(loss) recognised in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognised as component of revenue	(924)	832
Net gain/(loss) reclassified from equity and recognised as component of revenue occurrence of forecasted transaction	(4,350)	524

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a gain of ₹360 as at 31 March 2023, as compared to a gain of ₹1,284 as at 31 March 2022.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of 31 March 2023:

Particulars	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	RUB	INR	RUB 2,614	Sell
	Forward contract	US $	INR	US $ 456	Sell
	Forward contract	ZAR	INR	ZAR 84	Sell
	Forward contract	GBP	INR	GBP 13	Sell
	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	CAD	INR	CAD 2	Sell
	Forward contract	EUR	INR	EUR 1	Sell
	Forward contract	US $	BRL	US $ 2	Buy
	Forward contract	US $	CLP	US $ 3	Buy
	Forward contract	US $	COP	US $ 9	Buy
	Forward contract	US $	MXN	US $ 10	Buy
	Forward contract	US $	RON	US $ 19	Buy
	Option contract	US $	INR	US $ 45	Sell
Hedges of highly probable forecast transactions	Forward contract	US $	INR	US $ 172	Sell
	Forward contract	RUB	INR	RUB 3,300	Sell
	Forward contract	AUD	INR	AUD 4	Sell
	Option contract	US $	INR	US $ 657	Sell
	Option contract	RUB	US $	RUB 1,000	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of 31 March 2022:

Particulars	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	US $	INR	US $ 720	Sell
	Forward contract	RUB	INR	RUB 3,371	Sell
	Forward contract	GBP	INR	GBP 9	Sell
	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	US $	MXN	US $ 21	Buy
	Forward contract	EUR	INR	EUR 2	Sell
	Forward contract	US $	COP	US $ 2	Buy
	Forward contract	US $	THB	US $ 2	Buy
	Forward contract	ZAR	INR	ZAR 31	Sell
	Forward contract	US $	KZT	US $ 9	Buy
	Forward contract	US $	BRL	US $ 3	Buy
	Forward contract	US $	RON	US $ 3	Buy
	Forward contract	US $	CLP	US $ 3	Buy
	Option contract	US $	INR	US $ 60	Sell

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Particulars	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	ZAR	INR	ZAR 122	Sell
	Forward contract	RUB	INR	RUB 9,600	Sell
	Forward contract	US $	INR	US $ 68	Sell
	Option contract	US $	INR	US $ 275	Sell

[1] "INR" means Indian Rupees, "U.S.$" means United States dollars, "RUB" means Russian roubles, "GBP" means U.K. Pounds Sterling, "AUD" means Australian dollars, "CHF" means Swiss francs, "ZAR" means South African Rands, "MXN" means Mexican Peso, "UAH" means Ukrainian Hryvnia, "EUR" means Euro, "COP" means Colombian Peso, "THB" means Thai Baht, "KZT" means Kazakhstani Tenge, "BRL" means Brazilian Real, "RON" means Romanian Leu, "CLP" means Chilean pesos and "CAD" means Canadian dollar.

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at 31 March 2023	As at 31 March 2022
Cash flows in US$		
Not later than one month	5,505	2,653
Later than one month and not later than three months	11,011	5,305
Later than three months and not later than six months	18,735	6,139
Later than six months and not later than one year	31,635	11,824
	66,886	**25,921**
Cash flows in Russian Roubles		
Not later than one month	560	460
Later than one month and not later than three months	1,665	1,513
Later than three months and not later than six months	2,404	3,528
Later than six months and not later than one year	-	3,331
	4,629	**8,832**
Cash flows in South African Rands		
Not later than one month	-	41
Later than one month and not later than three months	-	98
Later than three months and not later than six months	-	146
Later than six months and not later than one year	-	350
	-	**635**
Cash flows in Australian Dollars		
Not later than one month	-	10
Later than one month and not later than three months	28	60
Later than three months and not later than six months	55	48
Later than six months and not later than one year	149	134
	232	**252**

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/loss of ₹ Nil, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognised in the statement of other comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognised as part of the foreign exchange gain and losses and finance costs. Accordingly, the Company has recorded, as part of statement of profit and loss, a net gain of ₹ Nil and ₹32 for the year ended 31 March 2023 and 31 March 2022, respectively.

The Company had outstanding cross currency swap against INR borrowing of ₹ Nil as at 31 March 2023 and ₹ Nil as on 31 March 2022. The swap hedges the principal repayment of underlying INR liability and transforms it into US $ principal repayment liability.

NOTES TO FINANCIAL STATEMENTS

2.29 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in United States dollars, Russian roubles, U.K pounds sterling and Euros) and foreign currency borrowings. A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.28 above.

In respect of the Company's forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

a) ₹6,141/(6,221) increase/(decrease) in the Company's hedging reserve before tax and a ₹4,278/(4,278) increase/(decrease) in the Company's profit from such contracts, as at 31 March 2023;

b) ₹3,169/(2,937) increase/(decrease) in the Company's hedging reserve before tax and a ₹6,351/(6,354) increase/(decrease) in the Company's profit from such contracts, as at 31 March 2022;

The following table analyses foreign currency risk from non-derivative financial instruments as at 31 March 2023:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others (*)	Total
Assets:					
Cash and cash equivalents	353	-	61	72	486
Trade receivables	30,557	1,600	4,133	2,563	38,853
Investments	12,395	-	-	-	12,395
Other financial assets	218	29	1,250	8	1,505
Total	**43,523**	**1,629**	**5,444**	**2,643**	**53,239**
Liabilities:					
Trade payables	4,763	1,403	530	599	7,295
Long term borrowings	-	-	16	-	16
Short term borrowings	-	-	-	-	-
Other financial liabilities	1,736	361	2,330	692	5,119
Total	**6,499**	**1,764**	**2,876**	**1,291**	**12,430**

NOTES TO FINANCIAL STATEMENTS

2.29 Financial risk management (continued)

The following table analyses foreign currency risk from non-derivative financial instruments as at 31 March 2022:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others (*)	Total
Assets:					
Cash and cash equivalents	11,121	9	76	35	11,241
Trade receivables	33,184	976	8,774	2,398	45,332
Investments	11,368	-	-	-	11,368
Other financial assets	99	18	3	1	121
Total	**55,772**	**1,003**	**8,853**	**2,434**	**68,062**
Liabilities:					
Trade payables	3,286	651	455	440	4,832
Long term borrowings	-	-	1	4	5
Short term borrowings	-	-	-	-	-
Other financial liabilities	867	324	2,134	408	3,733
Total	**4,153**	**975**	**2,590**	**852**	**8,570**

(*) Others include currencies such as Mexican pesos, U.K. pounds sterling, Swiss francs, New Zealand Dollar, Singapore dollar, Australian dollars, Brazilian Real, South African Rands, Japanese Yen, Canadian dollar, Swedish krona, People's Republic of China, Ukrainian Hryvnia, Thai Baht and Kazakhstani Tenge.

For the years ended 31 March 2023 and 31 March 2022, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company's net profit by ₹4,081 and ₹5,950, respectively.

Interest rate risk

As of 31 March 2023, the Company had no loans with floating interest rates. As of 31 March 2022, the Company had loans with floating interest rates as follows: ₹13,800 of loans carrying a floating interest rate of 3 Months India Treasury Bill and ₹4,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill minus 5 bps and ₹411 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 25 bps. These loans expose the Company to risk of changes in interest rates. The Company's treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer note 2.10A of these financial statements.

For the years ended 31 March 2023 and 31 March 2022, every 10% increase or decrease in the floating interest rate component (i.e., Treasury bill) applicable to its loans and borrowings would affect the Company's net profit by ₹ Nil and ₹68, respectively.

The Company's investments in term deposits (i.e. certificates of deposit) with banks and short-term liquid mutual funds are for short and long durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of 31 March 2023, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at 31 March 2023. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

The ageing of trade receivables is given below:

Particulars	As at 31 March 2023	As at 31 March 2022
Neither past due nor impaired	34,041	37,183
Past due		
Less than 365 days	8,950	12,468
More than 365 days	325	279
	43,316	49,930
Less: Allowance for credit losses	(427)	(422)
Total	42,889	49,508

Refer note 2.6 B of these financial statements for the activity in the allowance for credit losses.

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and other business requirements.

Refer note 2.6 C of these financial statements for the activity in the allowance for doubtful advances.

Other than trade receivables and loans and advances, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2023 and 31 March 2022, the Company had uncommitted lines of credit from banks of ₹50,194 and ₹25,489 respectively.

As at 31 March 2023, the Company had working capital of ₹93,486, including cash and cash equivalents of ₹1,123, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months) of ₹5,335, investments in bonds of ₹2,894, investment in commercial paper of ₹2,328, investment in market linked debentures of ₹994 and investments mutual funds of ₹36,692.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

As at 31 March 2022, the Company had working capital of ₹74,385, including cash and cash equivalents of ₹11,595, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months) of ₹8,710, investments in bonds of ₹2,505, investment in commercial paper of ₹973 and investments mutual funds of ₹15,702.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.10 B to these financial statements) as at 31 March 2023:

Particulars	2024	2025	2026	2027	Thereafter	Total
Trade payables	17,645	-	-	-	-	17,645
Short-term borrowings	6	-	-	-	-	6
Other financial liabilities	15,369	-	-	-	-	15,369
Derivative financial instruments – liabilities	135	-	-	-	-	135

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term loans, borrowings and obligations under finance leases, which have been disclosed in note 2.10 A to these financial statements) as at 31 March 2022:

Particulars	2023	2024	2025	2026	Thereafter	Total
Trade payables	16,662	-	-	-	-	16,662
Short-term borrowings	21,711	-	-	-	-	21,711
Other financial liabilities	12,753	-	-	-	-	12,753
Derivative financial instruments – liabilities	472	-	-	-	-	472

2.30 Contingent liabilities and commitments

A. Contingent liabilities (claims against the Company not acknowledged as debts)

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company based on internal and external legal advice discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial statements or cashflows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cashflows in a given period.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

(i) Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended 31 March 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On 20 July 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a "specified product" under the DPCO back to the High Court for further proceedings. During the three months ended 30 September 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended 31 December 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as "specified product" as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to 12 July 2023 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance ("IPA"), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On 26 September 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on 25 October 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended 31 December 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

On 20 March 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated 26 September 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on 4 October 2017. Further, on 13 December 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated 4 October 2017, which was dismissed by Supreme Court on 10 January 2018.

During the three months ended 31 March 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On 13 July 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on 21 July 2017. On 27 July 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹776. On 3 August 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on 8 August 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹100 and furnish a bank guarantee for ₹676. Pursuant to the order, the Company deposited ₹100 on 13 September 2017 and submitted a bank guarantee of ₹676 dated 15 September 2017 to the Registrar General, Delhi High Court. On 22 November 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On 10 May 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to 25 May 2023 for hearing.

Based on its best estimate, the Company has recorded a provision of ₹395 under "Selling and other expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Class Action and Other Civil Litigation on Pricing/Reimbursement Matters

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements of the Company.

On 30 December 2015 and on 4 February 2016, respectively, a class action complaint (the "First Pricing Complaint") and another complaint (not a class action) (the "Second Pricing Complaint") were filed against the Company and eighteen other pharmaceutical defendants in State Court in the Commonwealth of Pennsylvania. In these actions, the class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, the plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company's generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets).

The First Pricing Complaint was removed to the U.S. District Court for the Eastern District of Pennsylvania (the "E.D.P.A. Federal Court") and, pending the outcome of the First Pricing Complaint, the Second Pricing Complaint was stayed. On 25 September 2017, the E.D.P.A. Federal Court dismissed all the claims of the plaintiffs in the First Pricing Complaint and denied leave to amend such complaint as futile. Subsequent to this decision, the plaintiffs' right to appeal the dismissal of the First Pricing Complaint expired.

Further, on 17 November 2016, certain class action complaints were filed against the Company and a number of other pharmaceutical companies as defendants in the E.D.P.A. Federal Court. Subsequently, these complaints were consolidated into one amended complaint as part of a multi-district, multiproduct litigation pending with the E.D.P.A. Federal Court. These complaints allege that the Company and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets and divalproex sodium extended-release tablets in the United States.

In March 2017, plaintiffs agreed by stipulation to dismiss Dr. Reddy's Laboratories Inc. and Dr. Reddy's Laboratories Limited from the actions related to pravastatin sodium tablets without prejudice. The Company denies any wrongdoing and intends to vigorously defend against these allegations.

In response to the consolidated new complaint, the Company filed a motion to dismiss in October 2017. The plaintiffs filed opposition to the motion to dismiss in December 2017 and a reply was filed by the Company in January 2018. In October 2018, the Court denied

NOTES TO FINANCIAL STATEMENTS

2.30 Contingent liabilities and commitments (continued)

the motion to dismiss on the grounds that the allegations pled leave open the possibility of conspiracy. Therefore, discovery will proceed to look into this possibility.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these financial statements.

(ii) Civil litigation with Mezzion

On 13 January 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, "Mezzion") filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient ("API") for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA's current Good Manufacturing Practices ("cGMP") at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion's complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company's motion to dismiss the complaint on the jurisdictional matter. The Company's interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion's complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these financial statements.

(iii) Securities Class Action Litigation

On 25 August 2017, a securities class action lawsuit was filed against the Company, its Chief Executive Officer and its Chief Financial Officer in the United States District Court for the District of New Jersey. The Company's Co-Chairman, its Chief Operating Officer, and Dr. Reddy's Laboratories, Inc., were also subsequently named as defendants in the case. The operative complaint alleges that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws, and that the Company's share price dropped and its investors were affected. On 9 May 2018, the Company and other defendants filed a motion to dismiss the complaint in the United States District Court for the District of New Jersey.

On 25 June 2018, the plaintiffs filed an opposition to the motion to dismiss and, on 25 July 2018, a further reply in support of the motion to dismiss was filed by the Company. In August 2018, oral argument on the motion to dismiss was heard by the Court.

On 21 March 2019, the District Court issued its decision granting in part and denying in part the motion to dismiss. Pursuant to that decision, the Court dismissed the plaintiffs claims with respect to seventeen out of the twenty two alleged misstatements and omissions. On 15 May 2020, Dr. Reddy's Laboratories Limited, Dr. Reddy's Laboratories, Inc., and certain of the Company's current or former directors and officers have entered into a Stipulation and Agreement of Settlement (the "Stipulation") with lead plaintiff the Public Employees' Retirement System of Mississippi in the putative securities class action filed against the defendants in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay U.S.$9.

The settlement is subject to the approval of the court and may be terminated prior to court approval pursuant to the grounds for termination set forth in the Stipulation. Subject to the terms of the Stipulation, in exchange for the settlement consideration, the lead plaintiff and members of the settlement class who do not opt-out of this settlement would release, among other things, the claims that were asserted, or that they could have asserted, in this class action. In entering into the settlement, the defendants do not admit, and explicitly deny, any liability or wrongdoing of any kind.

Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation.

As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company's statement of profit and loss for the year ended 31 March 2020.

The amount payable to the plaintiffs on account of the settlement and the corresponding receivable from the insurer have been presented under "other current financial assets" and "other current financial liabilities", respectively, in the balance sheet of the Company as at 31 March 2020.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

On 23 December 2020, the court issued a final order and judgment approving the settlement. Pursuant to the settlement/court order, the escrow was funded on 4 January 2021. The effective date of the settlement occurred on 1 February 2021, upon transfer of the settlement fund balance into the final escrow account. As the transfer of funds to the final escrow account constitutes settlement of liability, the amount of liability has been derecognised during the year ended 31 March 2021.

(iv) Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time

(v) Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹0.0013 per acre for dry land and ₹0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹3. The Andhra Pradesh High Court disposed of the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated 30 October 2015, constituted a Fact Finding Committee.

The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai in a judgment dated 24 October 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India ("BDMAI"), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects.

The NGT, Delhi, in a judgment dated 16 November 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company's appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended 30 September 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The appeal came up for hearing before the High Court of Hyderabad on 25 October 2018 and has been adjourned for further hearing. The Hon'ble High Court has closed the matter in June 2022, by granting liberty for the Company to take proper recourse for remedies available under the NGT Act, 2010 before the Hon'ble Supreme Court of India.

On 24 April 2019, based upon the judgment of the NGT, Chennai dated 24 October 2017, the Government of Telangana has issued G.O.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

fiscal year, i.e., 31 March 2019. Accordingly, the Company made a provision of ₹29.4, representing the probable cost of expansion, during the year ended 31 March 2019.

During the three months ended September, 2019, the Telangana State Pollution Control Board ("TSPCB") has issued Operational Guidelines basis the NGT, Chennai Order dated 24 October 2017, G.O.Ms. No. 24 dated 24 April 2019 and G.O.Ms. No. 31 dated 24 May 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of the such effected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation ("CFO") for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5 % as remediation fee on the previous year turnover as per Operational Guidelines dated 3 August 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated 24 April 2019 and G.O.Ms No. 31 dated 24 May 2019 and basis the judgment of NGT, Chennai dated 24 October 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

On 22 November 2019, The Hon'ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit ₹60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of ₹60 was made and the Interim Order is continuing. The matter was adjourned to 22 April 2020 but has been delayed as a result of the closure of the Court due to the COVID-19 lockdown, and a new date has not yet been rescheduled. The Hon'ble High Court has disposed of the matter with a liberty to the Company to approach the NGT, if necessary. The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the financial statements.

Water pollution and air pollution

During the year ended 31 March 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the "APP Control Board") to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board's orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the "APP Appellate Board"). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge ("ZLD") facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board's decision was challenged by one of the petitioners that was pending in the National Green Tribunal, (the "NGT"), Delhi.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the NGT. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to the point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company's manufacturing facilities are located. This notification overrides the Andhra Pradesh Government's notification that conditionally permitted expansion.

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed as the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order 25 July 2013. However, the NGT, Delhi has passed a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute ("NEERI"), and the Telangana State Pollution Control Board to ascertain the present status of pollution issues in the Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in the Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

(vi) Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 March 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company's headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 March 2013 is ₹482. After taking into account all of the available information and legal provisions, the Company has recorded ₹219 as the potential liability towards FSA charges.

However, the Company has paid, under protest, an amount of ₹354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended 30 June 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from 1 April 2012 to 31 March 2013. As a result, for the quarter ended 30 June 2016, the Company recognised an expenditure of ₹55 (by de-recognising the payments under protest) representing the FSA charges for the period from 1 April 2012 to 31 March 2013.

(vii) Indirect taxes related matters

Value Added Tax ("VAT") matter

The Company has received various demand notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company's responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re compute the eligibility and penalty orders are set aside. The Company filed appeal against the same with the High Court, Telangana.
April 2009 to March 2011	₹59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended 31 March 2010.
April 2011 to March 2014	₹27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company

The Company has recorded a provision of ₹51 as of 31 March 2023, and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of ₹ 307. The Company then received order from the Additional Commissioner of Goods and Services Tax in favor of the Company right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company's right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon'ble High Court of Telangana. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of ₹31 from the Goods and services tax ("GST") authorities of various states pursuant to which it has recorded a provision of ₹31 as of 31 March 2023.

In the February 2022, the Company has paid under protest GST an amount of ₹ 123 towards a reversed GST charge. The Company believes that such GST amount paid is not payable and the entire amount will be refundable to the company upon the refund claim by the Company.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is ₹463. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these financial statements as of 31 March 2023.

(vii) Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

B. Commitments:

Particulars	As at 31 March 2023	As at 31 March 2022
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	7,281	7,695

2.31 Dividend remittance in foreign currency

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Receipts (ADRs) holders. The Company remits the equivalent of the dividends payable to the ADR holders in Indian Rupees to the custodian, which is the registered shareholder on record for all owners of the Company's ADRs. The custodian purchases the foreign currencies and remits it to the depository bank which inturn remits the dividends to the ADR holders.

2.32 Segment reporting

In accordance with Ind AS 108, Operating Segments, segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

2.33 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves. The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on 31 March 2023 and 31 March 2022 was 0% and 11%, respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.34 Impact of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial statements.

The Company's supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended 31 March 2023, the impact of this conflict on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

2.35 The Code on Social Security, 2020

India's Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

2.36 Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at various facilities of the Company :

Located in India

Month and year	Unit	Details of observations
October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an Establishment Inspection Report ("EIR") was issued by the U.S. FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as No Action Initiated ("NAI").
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)	One observation was noted. The Company responded to the observation in March 2020. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as Voluntary Action Indicated ("VAI").
February 2020	Integrated Product Development Organisation (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda	Three observations were noted. The Company responded to the observations in March 2020. In April 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
April 2021	Integrated Product Development Organisation (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on 10 August 2021 and the U.S. FDA concluded that this remote record review is closed.
October 2021	Formulations manufacturing facilities (Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)) at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
July 2022	Formulations manufacturing facility (FTO XI) at Srikakulam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations in July 2022. In August 2022, an Establishment Inspection Report ("EIR") was issued by the U.S. FDA indicating the closure of audit.
May 2023	API Hyderabad Plant 1, Bollaram, Hyderabad, India	One observation was noted. The company will respond to observation within the stipulated timelines.
May 2023	Formulations Srikakulam (SEZ) Plant 2, Andhra Pradesh, India	Four observations were noted. The company will respond to observations within the stipulated timelines.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on 29 July 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which holds 24.83% of Dr. Reddy's Laboratories Limited (the "Company") into the Company (the "Scheme"). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended 31 March 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated 05 April 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on 08 April 2022 ("Effective Date"). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorised by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

2.38 Property, plant and equipment and other intangible assets used for research and development (included in note 2.1 and note 2.4)

Particulars	Gross carrying value				Accumulated depreciation/amortisation				Net carrying value	
	As at 1 April 2022	Additions[1]	Disposals[2]	As at 31 March 2023	As at 1 April 2022	For the year	Disposals[2]	As at 31 March 2023	As at 31 March 2023	As at 31 March 2022
Property, plant and equipment										
Land	70	–	(17)	53	–	–	–	–	53	70
Buildings	1,104	55	(136)	1,023	488	44	(91)	441	582	616
Plant and equipment	6,871	989	(553)	7,307	4,755	613	(870)	4,498	2,809	2,116
Furniture and fixtures	209	15	(11)	213	189	10	(22)	177	36	20
Office equipment	430	93	(16)	507	367	54	(83)	338	169	63
Total (A)	**8,684**	**1,152**	**(733)**	**9,103**	**5,799**	**721**	**1,066**	**5,454**	**3,649**	**2,885**
Intangible assets										
Softwares	273	61	(1)	333	237	24	–	261	72	36
Others	104	–	–	104	44	–	–	44	60	60
Total (B)	**377**	**61**	**(1)**	**437**	**280**	**24**	**–**	**305**	**132**	**96**
Total (A+B)	9,061	1,213	(734)	9,540	6,079	745	1,066	5,759	3,781	2,981
Previous year	8,492	730	(162)	9,061	5,554	653	(128)	6,079	2,981	

[1] Additions include transfers from non-research and development group to research and development group. The gross carrying value of such transferred assets is ₹19 (31 March 2022: ₹5) and accumulated depreciation/amortisation is ₹2 (31 March 2022: ₹4).

[2] Disposals include transfers from research and development group to non-research and development group. The gross carrying value of such transferred assets is ₹9 (31 March 2022: ₹68) and accumulated depreciation/amortisation is ₹7 (31 March 2022: ₹18).

The Company has also incurred capital expenditure of ₹760 towards research and development expenditure lying in Capital work in progress as on 31 March 2023.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Ratio Analysis and its elements

Ratio	Numerator	Denominator	As at 31 March 2023	As at 31 March 2022	Variance (%)
Current ratio	Current Assets	Current Liabilities	3.11	2.23	39%[4]
Debt- Equity Ratio	Total Debt	Shareholder's Equity	0.00	0.12	(98%)[5]
Debt Service Coverage ratio	Earnings for debt service[1]	Debt service[2]	56.03	27.04	107%[6]
Return on Equity ratio	Net Profits after taxes	Average Shareholder's Equity	0.13	0.09	50%[6]
Inventory Turnover ratio	Cost of goods sold	Average Inventory	1.59	1.64	(3%)
Trade Receivable Turnover Ratio	Revenue	Average Trade Receivable	3.67	3.19	15%
Trade Payable Turnover Ratio	Net credit purchases	Average Trade Payables	2.78	3.71	(25%)
Net Capital Turnover Ratio	Revenue	Working capital	1.81	1.94	(7%)
Net Profit ratio	Net Profit	Revenue	15.40%	11.27%	37%[6]
Return on Capital Employed	Earnings before interest and taxes	Capital Employed[3]	21.12%	12.30%	72%[6]
Return on Investment	Income generated from investments	Time weighted average investments	6.28%	4.83%	30%[7]

[1] Net profit after taxes + non-cash and non-operating expenses + Interest + Other adjustments like loss on sale of assets etc.
[2] Interest + lease payments + principal repayments.
[3] Tangible Net Worth + total debt.
[4] Increase mainly on account of increase in other investments vis-à-vis decrease in short term borrowings.
[5] Repayment of/decrease in borrowings during the year.
[6] Improvement mainly due to high margin in new product contribution, higher government incentives and favourable foreign exchange vis-à-vis higher impairment charge in the previous FY.
[7] Increase in interest rates lead to increase in return on investment.

2.40 Other Statutory Information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies.

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company has not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company has not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

(vi) The Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(vii) The Company has not entered in to any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(viii) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(ix) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(x) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(xi) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.41	Subsequent events

Settlement agreement:

On 27 April 2023, the Company entered into a settlement agreement with Janssen Group, pursuant to which the Company received a one-time payment of CAD 9 million in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company's ANDS for a generic version of Zytiga®(Abiraterone).

2.42	Amounts for previous year have been regrouped / reclassified wherever considered necessary.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman, DIN: 00129701
G V Prasad	Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli	Chief Executive Officer
Parag Agarwal	Chief Financial Officer
K Randhir Singh	Company Secretary

Place : Hyderabad
Date : 10 May 2023

INDEPENDENT AUDITOR'S REPORT

Report on the Audit of the Consolidated Financial Statements

OPINION

We have audited the accompanying consolidated financial statements of Dr Reddy's Laboratories Limited (hereinafter referred to as "the Holding Company"), its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group") and joint ventures comprising of the consolidated Balance sheet as at 31 March 2023, the consolidated Statement of Profit and Loss, including other comprehensive income, the consolidated Cash Flow Statement and the consolidated Statement of Changes in Equity for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, the aforesaid consolidated financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group and joint ventures as at 31 March 2023, their consolidated profit including other comprehensive income, their consolidated cash flows and the consolidated statement of changes in equity for the year ended on that date.

BASIS FOR OPINION

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Consolidated Financial Statements' section of our report. We are independent of the Group and its joint venture in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year ended 31 March 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of audit procedures performed by us and by other auditors of components not audited by us, as reported by them in their audit reports furnished to us by the management, including those procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matters	How our audit addressed the key audit matter
Contingencies, including litigations and tax *(as described in note 1.2(m) of the significant accounting policies, and note 2.33 (a) containing details of contingencies in the consolidated financial statements)*	
The Company and certain of its subsidiaries are involved in disputes, lawsuits, claims, anti-trust, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent, tax and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. The Group assisted by their external legal counsel assesses the need to make provision or disclose a contingency on a case-to-case basis considering the underlying facts of each litigation. This area is significant to our audit, since the accounting and disclosure for contingent legal and tax liabilities is complex and judgmental (due to the difficulty in predicting the outcome of the matter and estimating the potential impact if the outcome is unfavourable), and the amounts involved are, or can be, material to the consolidated financial statements.	Our audit procedures, among others included the following: • We evaluated the design and tested the operating effectiveness of controls relating to identification and evaluation of claims, proceedings and investigations at different levels in the Group, and the measurement of provisions for disputes, potential claims and litigation, contingent liabilities and disclosures. • We obtained a list of ongoing litigations from the Group's in-house legal counsel. We selected a sample of litigations based on materiality and performed inquiries with the said counsel on the legal evaluation of these litigations. We compared the evaluation with the provision or disclosure in the consolidated financial statements. We tested the underlying computation of the management in relation to the measurement of provision or the contingency. • We obtained legal letters from the Group's external legal advisors with respect to the matters included in the summary. Where appropriate, we examined correspondences connected with the cases.

Key audit matters	How our audit addressed the key audit matter
	- We inspected relevant communication with tax authorities. - We involved tax experts in assessing the nature and amount of material tax positions and assessed the technical merits based on the correspondence and assessments from the relevant tax authorities. - We also evaluated the disclosures made in the consolidated financial statements.
Rebates, discounts, chargebacks, and other deductions in Revenue *(as described in note 1.2(r) of the significant accounting policies of consolidated financial statements and note 2.14 of the consolidated financial statements)*	

Revenue is recognised net of accrual for chargeback, rebates, sales returns and discounts, etc. The estimates relating to these accruals are important given the significance of revenue and also considering the distinctive terms of arrangement with customers. These estimates are complex and requires significant judgement and estimation by the Company for establishing an appropriate accrual. Accuracy of revenues may deviate on account of change in judgements and estimates. Accordingly, the same has been considered as a key audit matter.	- We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes.
	- We also tested management's controls over the methods for making estimates, data and assumptions of the estimates used to calculate the sales deductions.
	- We tested management's estimated sales deductions and obtained management's calculations for the respective estimates. We tested management's estimates over the determination of sales deductions accruals by comparing the rates used in management's estimate to rates in the underlying contracts and historical sales deductions data.
	- We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns, as applicable to current payment trends.
	- We also considered the historical accuracy of the management's estimates in prior years and assessed the estimated amounts, we evaluated trends in actual sales and discount accrual balances.
	- We also tested the underlying data used in management's calculations for accuracy and completeness and verified source data supporting the inventory levels, rebate claims paid subsequent to period end, the historical sales and sales return levels and volume discounts settled during the period.
	- We tested recording of revenue in appropriate period which included the following procedures:
	  • Performed trend analysis over sales levels as compared to previous periods;
	  • Tested management's monitoring process over distributors' stocking levels;
	  • Verified sample sales transactions near period-end.

OTHER INFORMATION

The Holding Company's Board of Directors is responsible for the other information. The other information comprises Statutory reports, Corporate governance and Board's report included in the Annual report, which we obtained prior to the date this auditor's report and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the Standalone financial statements, Consolidated financial statements and our auditor's report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The Holding Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated statement of changes in equity of the Group and joint venture in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. The respective Board of Directors of the companies included in the Group and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and of its joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and its joint ventures are responsible for assessing the ability of the Group and of its joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those Charged with Governance are also responsible for overseeing the financial reporting process of the Group and of its joint ventures.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its joint ventures to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group of which we are the independent auditors and whose financial information we have audited, to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the financial year ended 31 March 2023 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

OTHER MATTER

(a) We did not audit the financial statements and other financial information, in respect of two subsidiaries whose financial statements include total assets of ₹ 29,445 million as at 31 March 2023, and total revenues of ₹ 33,087 million and net cash outflows of ₹ 18 million for the year ended on that date. These financial statement and other financial information have been audited by other auditors, which financial statements, other financial information and auditor's reports have been furnished to us by the management. Our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, and our report in terms of sub-sections (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries, is based solely on the report(s) of such other auditors.

Those subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company's management has converted the financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company's management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

(b) Our opinion above on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements and other financial information certified by the Management.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, based on our audit and on the consideration of report of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies and joint venture incorporated in India, we give in the "Annexure 1" a statement on the matters specified in paragraph 3(xxi) of the Order.

2. As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries, as noted in the 'other matter' paragraph we report, to the extent applicable, that:

    (a) We/the other auditors whose report we have relied upon have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements;

    (b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidation of the financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

    (c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the books of account maintained for the purpose of preparation of the consolidated financial statements;

    (d) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

    (e) On the basis of the written representations received from the directors of the Holding Company as on 31 March 2023 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies and joint venture incorporated in India, none of the directors of the Group's companies and its joint venture, incorporated in India, is disqualified as on 31 March 2023 from being appointed as a director in terms of Section 164 (2) of the Act;

    (f) With respect to the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiary companies and joint venture, incorporated in India, refer to our separate Report in "Annexure 2" to this report;

    (g) In our opinion and based on the consideration of reports of other statutory auditors who are appointed under Section 139 of the Act, of its subsidiaries and joint venture incorporated in India, the managerial remuneration for the year ended 31 March 2023 has been paid / provided by the Holding Company, its subsidiaries and joint venture and incorporated in India to their directors in accordance with the provisions of section 197 read with Schedule V to the Act;

    (h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors who are appointed under Section 139 of the Act, of its subsidiaries and joint venture, as noted in the 'Other matter' paragraph:

        i. The consolidated financial statements disclose the impact of pending litigations on its consolidated financial position of the Group in its consolidated financial statements – Refer Note 2.33 (A) to the consolidated financial statements;

        ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.31 to the consolidated financial statements.

        iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, its subsidiaries and joint venture, incorporated in India during the year ended 31 March 2023

        iv. a) The respective managements of the Holding Company and its subsidiaries and joint venture which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries and joint venture respectively that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Holding Company or any of such subsidiaries and joint venture to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the respective Holding

        Company or any of such subsidiaries and joint venture ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

        b) The respective managements of the Holding Company and its subsidiaries and joint venture which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries and joint venture respectively that, to the best of its knowledge and belief, no funds have been received by the respective Holding Company or any of such subsidiaries and joint venture from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Holding Company or any of such subsidiaries and joint venture shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

        c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and that performed by the auditors of the subsidiaries and joint venture which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor's notice that has caused us or the other auditors to believe that the representations under sub-clause (a) and (b) contain any material mis-statement.

        v) The final dividend paid by the Holding Company, its subsidiaries and joint venture companies incorporated in India during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

        vi) As proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 is applicable only w.e.f. 1 April 2023 for the Holding Company, its subsidiaries, associate and joint venture companies incorporated in India, hence reporting under this clause is not applicable.

    As stated in note 2.10 to the consolidated financial statements, the Board of Directors of the Holding Company have proposed final dividend for the year which is subject to the approval of the members of the respective companies at the respective ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 23213271BGSEIE3102

Place of Signature: Hyderabad
Date: 10 May 2023

ANNEXURE '1' REFERRED TO IN PARAGRAPH UNDER THE HEADING "REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS" OF OUR REPORT OF EVEN DATE

Re: Dr. Reddy's Laboratories Limited ("the Holding Company")

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

xxi. There are no qualifications or adverse remarks by the respective auditors in the Companies (Auditors Report) Order (CARO) reports of the companies included in the consolidated financial statements. Accordingly, the requirement to report on clause 3(xxi) of the Order is not applicable to the Holding Company.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 23213271BGSEIE3102

Place of Signature: Hyderabad
Date: 10 May 2023

ANNEXURE '2' TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE CONSOLIDATED FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

REPORT ON THE INTERNAL FINANCIAL CONTROLS UNDER CLAUSE (I) OF SUB-SECTION 3 OF SECTION 143 OF THE COMPANIES ACT, 2013 ("THE ACT")

In conjunction with our audit of the consolidated financial statements of Dr. Reddy's Laboratories Limited (hereinafter referred to as the "Holding Company") as of and for the year ended 31 March 2023, we have audited the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group") and its joint venture, which are companies incorporated in India, as of that date.

MANAGEMENT'S RESPONSIBILITY FOR INTERNAL FINANCIAL CONTROLS

The respective Board of Directors of the companies included in the Group and its joint venture, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the Holding Company's internal financial controls with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both, issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements.

MEANING OF INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO CONSOLIDATED FINANCIAL STATEMENTS

A company's internal financial control with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

INHERENT LIMITATIONS OF INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO CONSOLIDATED FINANCIAL STATEMENTS

Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OPINION

In our opinion, the Group and its joint venture, which are companies incorporated in India, have, maintained in all material respects, adequate internal financial controls with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at 31 March 2023, based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

OTHER MATTERS

Our report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements of the Holding Company, in so far as it relates to the subsidiary companies and joint venture, which are companies incorporated in India, is based on the corresponding reports of the auditors of such subsidiaries and joint venture incorporated in India.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 23213271BGSEIE3102

Place of Signature: Hyderabad
Date: 10 May 2023

CONSOLIDATED BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at 31 March 2023	As at 31 March 2022
ASSETS			
Non-current assets			
Property, plant and equipment	2.1	56,542	48,869
Capital work-in-progress	2.2	9,762	12,796
Goodwill	2.3	5,474	5,473
Other intangible assets	2.4	30,175	26,873
Intangible assets under development	2.5	549	188
Investment in equity accounted investees	2.6	4,702	4,219
Financial assets			
Investments	2.7 A	660	1,868
Trade receivables	2.7 B	-	54
Other financial assets	2.7 C	727	2,773
Deferred tax assets, net	2.30	7,052	12,770
Tax assets, net		2,687	3,289
Other non-current assets	2.8 A	276	629
		118,596	119,646
Current assets			
Inventories	2.9	48,670	50,884
Financial assets			
Investments	2.7 A	43,496	20,173
Trade receivables	2.7 B	72,485	66,764
Derivative financial instruments	2.31	1,232	1,906
Cash and cash equivalents	2.7 D	5,779	14,852
Other bank balances	2.7 E	11,523	9,840
Other financial assets	2.7 C	4,950	1,574
Other current assets	2.8 B	15,120	12,330
		204,255	177,823
Total assets		322,851	297,469
EQUITY AND LIABILITIES			
Equity			
Equity share capital	2.10	833	832
Other equity		232,028	191,292
		232,861	192,124
Liabilities			
Non-current liabilities			
Financial Liabilities			
Borrowings	2.11 A	-	3,800
Lease liabilities	2.11 C	1,278	1,946
Provisions	2.12 A	199	258
Deferred tax liabilities, net	2.30	760	14
Other non-current liabilities	2.13 A	2,032	1,669
		4,269	7,687
Current liabilities			
Financial Liabilities			
Borrowings	2.11 B	11,180	27,082
Lease liabilities	2.11 C	1,004	1,017
Trade payables	2.11 E		
Total outstanding dues of micro enterprises and small enterprises		83	125
Total outstanding dues of creditors other than micro enterprises and small enterprises		22,801	22,537
Derivative financial instruments	2.31	137	479
Other financial liabilities	2.11 D	29,175	24,833
Liabilities for current tax, net		2,143	5,442
Provisions	2.12 B	6,525	5,866
Other current liabilities	2.13 B	12,863	10,278
		85,721	97,658
Total equity and liabilities		322,851	297,469

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: 10 May 2023

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended 31 March 2023	For the year ended 31 March 2022
Income			
Sales	2.14	234,595	205,144
Service income and License fees	2.14	11,284	9,247
Other operating income	2.15	818	1,061
Total revenue from operations		246,697	215,452
Other income	2.16	10,555	4,844
Total income		257,252	220,296
Expenses			
Cost of materials consumed		42,198	43,124
Purchase of stock-in-trade		33,670	34,937
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.17	709	(3,539)
Employee benefits expense	2.18	46,466	38,898
Depreciation and amortisation expense	2.19	12,502	11,652
Impairment of non current assets		699	9,304
Finance costs	2.20	1,428	958
Selling and other expenses	2.21	59,465	55,191
Total expenses		197,137	190,385
Profit before tax and share of equity accounted investees		60,115	29,911
Share of profit of equity accounted investees, net of tax		370	703
Profit before tax		60,485	30,614
Tax expense	2.30		
Current tax		8,144	11,013
Deferred tax		7,268	(2,224)
Profit for the year		45,073	21,825
Other comprehensive income (OCI)			
A. (i) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		(718)	(3,534)
(b) Actuarial gain/ (loss) on post-employment benefit obligations		58	(34)
(ii) Tax impact on above items		(43)	305
		(703)	(3,263)
B. (i) Items that will be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		(8)	-
(b) Foreign currency translation adjustments		1,187	(229)
(c) Effective portion of changes in fair value of cash flow hedges, net		(893)	882
(ii) Tax impact on above items		296	(288)
		582	365
Total other comprehensive income for the year, net of tax		(121)	(2,898)
Total comprehensive income for the year		44,952	18,927
Profit for the year			
Attributable to:			
Equity holders of the parent		45,073	21,825
Non-controlling interests		-	-
Total comprehensive income for the year			
Attributable to:			
Equity holders of the parent		44,952	18,927
Non-controlling interests		-	-
Earnings per share:	2.24		
Basic earnings per share of ₹5/- each		271.47	131.57
Diluted earnings per share of ₹5/- each		270.90	131.21

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place: Hyderabad
Date: 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: 10 May 2023

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital	Treasury shares	Securities premium	Share-based payment reserve	Capital reserve	Capital redemption reserve	General reserve	Special economic zone re-investment reserve	Debenture Redemption Reserve	Retained earnings	Cash flow hedge reserve	FVTOCI***	Remeasurements of the net defined benefit plans	Foreign currency translation reserve	Total equity
	Other components of equity														
		Reserves and surplus									Other comprehensive income				
Balance as at 1 April 2022 (A)*	832	(1,601)	6,701	1,433	267	173	20,374	755	304	160,341	835	(2,811)	(219)	4,740	192,124
Profit for the year	-	-	-	-	-	-	-	-	-	45,073	-	-	-	-	45,073
Net change in fair value of FVTOCI*** equity instruments and debt instruments, net of tax benefit of ₹0**	-	-	-	-	-	-	-	-	-	-	-	(724)	-	-	(724)
Foreign currency translation adjustments, net of tax expense of ₹48	-	-	-	-	-	-	-	-	-	-	-	-	-	1,138	1,138
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹354 (Refer note 2.30)	-	-	-	-	-	-	-	-	-	-	(551)	-	-	-	(551)
Actuarial gain on post-employment benefit obligations, net of tax expense of ₹4 (Refer note 2.25)	-	-	-	-	-	-	-	-	-	-	-	-	15	-	15
Total comprehensive income (B)	-	-	-	-	-	-	-	-	-	**45,073**	**(551)**	**(724)**	**15**	**1,138**	**44,951**
Transactions with owners of the Company															
Contributions and distributions															
Issue of equity shares on exercise of options (Refer note 2.10)	1	166	361	(275)	-	-	-	-	-	-	-	-	-	-	253
Share-based payment expense (Refer note 2.29)	-	-	-	299	-	-	-	-	-	-	-	-	-	-	299
Sale of treasury shares, net (Refer note 2.29)	-	166	47	-	-	-	-	-	-	-	-	-	-	-	213
Dividend paid	-	-	-	-	-	-	-	-	-	(4,979)	-	-	-	-	(4,979)
Total contributions and distributions	1	332	408	24	-	-	-	-	-	(4,979)	-	-	-	-	(4,214)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	**1**	**332**	**408**	**24**	-	-	-	-	-	**(4,979)**	-	-	-	-	**(4,214)**
Transfer to debenture redemption reserve	-	-	-	-	-	-	-	-	76	(76)	-	-	-	-	-
Transfer to special economic zone re-investment reserve	-	-	-	-	-	-	-	(571)	-	571	-	-	-	-	-
Transfer from special economic zone re-investment reserve on utilisation	-	-	-	-	-	-	-	702	-	(702)	-	-	-	-	-
Total (D)	-	-	-	-	-	-	-	**131**	**76**	**(207)**	-	-	-	-	-
Balance as at 31 March 2023 (A)+(B)+(C)+(D)	833	(1,269)	7,109	1,457	267	173	20,374	886	380	200,228	284	(3,535)	(204)	5,878	232,861

*Refer to Note 2.5 of these consolidated financial statements "Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited".

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital	Treasury shares	Securities premium	Share-based payment reserve	Capital reserve	Capital redemption reserve	General reserve	Special economic zone re-investment reserve	Debenture Redemption Reserve	Retained earnings	Cash flow hedge reserve	FVTOCI***	Remeasurements of the net defined benefit plans	Foreign currency translation reserve	Total equity
	Other components of equity														
		Reserves and surplus									Other comprehensive income				
Balance as at 1 April 2021 (A)	832	(1,967)	6,308	1,266	267	173	20,374	1,326	-	142,395	241	430	(197)	4,969	176,417
Profit for the year	-	-	-	-	-	-	-	-	-	21,825	-	-	-	-	21,825
Net change in fair value of FVTOCI*** equity instruments and debt instruments, net of tax benefit of ₹299	-	-	-	-	-	-	-	-	-	-	-	(3,241)	-	-	(3,241)
Foreign currency translation adjustments, net of tax benefit of ₹0**	-	-	-	-	-	-	-	-	-	-	-	-	-	(229)	(229)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of ₹188 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	594	-	-	-	594
Actuarial loss on post-employment benefit obligations, net of tax benefit of ₹12 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	-	-	(22)	-	(22)
Total comprehensive income (B)	-	-	-	-	-	-	-	-	-	**21,825**	**594**	**(3,241)**	**(22)**	**(229)**	**18,927**
Transactions with owners of the Company															
Contributions and distributions															
Issue of equity shares on exercise of options (Refer note 2.10)	-**	366	393	(425)	-	-	-	-	-	-	-	-	-	-	334
Share-based payment expense (Refer note 2.28)	-	-	-	592	-	-	-	-	-	-	-	-	-	-	592
Dividend paid	-	-	-	-	-	-	-	-	-	(4,146)	-	-	-	-	(4,146)
Total contributions and distributions	-	366	393	167	-	-	-	-	-	(4,146)	-	-	-	-	(3,220)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	-	**366**	**393**	**167**	-	-	-	-	-	**(4,146)**	-	-	-	-	**(3,220)**
Transfer to debenture redemption reserve	-	-	-	-	-	-	-	-	304	(304)	-	-	-	-	-
Transfer from special economic zone re-investment reserve on utilisation	-	-	-	-	-	-	-	(571)	-	571	-	-	-	-	-
Total (D)	-	-	-	-	-	-	-	**(571)**	**304**	**267**	-	-	-	-	-
Balance as at 31 March 2022 (A)+(B)+(C)+(D)	**832**	**(1,601)**	**6,701**	**1,433**	**267**	**173**	**20,374**	**755**	**304**	**160,341**	**835**	**(2,811)**	**(219)**	**4,740**	**192,124**

**Rounded off to millions.

***FVTOCI represents fair value through other comprehensive income.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

(1) *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer to note 2.29 of these consolidated financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

(2) *Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of Section 52 of the Companies Act, 2013.*

(3) *Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to note 2.29 for further details of these plans.*

(4) *The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.*

(5) *As per Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013.*

(6) *The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to consolidated statement of profit and loss.*

(7) *The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilised by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.*

(8) *The Company has created a Debenture Redemption Reserve out of profits of its subsidiary issuing debentures in accordance with the terms of Section 18(7)(b) & 18(7)(b) AA(1) of the of Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilised by the Company for payment of dividend and redemption of debentures.*

(9) *The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to consolidated statement of profit and loss in the period in which the hedged transaction occurs.*

(10) *This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to profit and loss account or retained earnings upon disposal of the investment.*

(11) *Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.28 for further details.*

(12) *The exchange differences arising from the translation of financial statements of foreign operations with functional currency other than Indian rupees is recognised in other comprehensive income, net of taxes and is presented within equity in the foreign currency translation reserve.*

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: 10 May 2023

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Cash flows from/(used in) operating activities		
Profit before tax	60,485	30,814
Adjustments for:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(876)	(277)
Depreciation and amortisation expense	12,502	11,652
Impairment of non-current assets	699	9,304
Allowance for credit losses (on trade receivables and other advances)	205	70
Loss/(profit) on sale or de-recognition of non-current assets, net	203	(1,118)
Share of profit of equity accounted investees	(370)	(703)
Foreign exchange (gain)/loss, net	(923)	(758)
Interest income	(1,180)	(965)
Finance costs	1,428	958
Equity settled share-based payment expense	397	592
Inventory write-down	4,069	4,584
Dividend income	[illegible]	[illegible]
Changes in operating assets and liabilities:		
Trade and other receivables	(5,752)	(17,012)
Inventories	(2,654)	(9,912)
Trade and other payables	23	4,412
Other assets and other liabilities, net	528	4,166
Cash generated from operations	**69,589**	**35,565**
Income taxes paid, net	(10,714)	(7,427)
Net cash from operating activities	**58,875**	**28,108**
Cash flows from/(used in) investing activities		
Expenditures on property, plant and equipment	(11,323)	(14,660)
Proceeds from sale of property, plant and equipment	82	370
Expenditures on other intangible assets	(7,543)	(4,385)
Proceeds from sale of other intangible assets	-	2,946
Payment for acquisition of business, net of cash acquired (Refer note 2.38 for details)[1]	-	(326)
Purchase of investments	(136,171)	(88,972)
Proceeds from sale of investments	112,805	77,771
Interest and dividend received	777	873
Net cash used in investing activities	**(41,373)**	**(26,387)**
Cash flows from/(used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	157	334
Proceeds from sale of treasury shares	211	-
Repayment of short-term loans and borrowings, net (Refer note 2.11 A & 2.11 B)	(19,382)	3,520
Payment of principal portion of lease liabilities (Refer note 2.11 C)	(1,015)	(785)
Dividends paid	(4,979)	(4,148)
Interest paid	(1,853)	(1,345)
Net cash used in financing activities	**(26,861)**	**(2,422)**
Net increase/(decrease) in cash and cash equivalents	(9,359)	(701)
Effect of exchange rate changes on cash and cash equivalents	286	733
Cash and cash equivalents at the beginning of the year (Refer note 2.7 D)	14,852	14,820
Cash and cash equivalents at the end of the year (Refer note 2.7 D)	5,779	14,852

*Rounded off to millions.
**FVTPL: fair value through profit or loss
[1] Cash and cash equivalents acquired under business combination ₹ Nil and 113 for the periods ended 31 March 2023 and 31 March 2022, respectively.

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057422
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 10 May 2023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1 DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

1.1 DESCRIPTION OF THE COMPANY

Dr. Reddy's Laboratories Limited (the "parent company"), together with its subsidiaries and joint ventures (collectively, the "Company"), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), Custom Pharmaceutical Services ("CPS"), generics, biosimilars and differentiated formulations.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, and Mirfield in the United Kingdom and its principal markets are in India, Russia, the United States and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

Please refer note 2.27 for list of subsidiaries, step-down subsidiaries and joint ventures of the parent company.

1.2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

a) Statement of compliance

These consolidated financial statements as at and for the year ended 31 March 2023 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time together with the comparative period data as at and for the year ended 31 March 2022.

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective or elected for early adoption at the Company's annual reporting date, 31 March 2022. These consolidated financial statements were authorised for issuance by the Company's Board of Directors on 10 May 2023.

b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the balance sheet:

- derivative financial instruments are measured at fair value;
- financial assets are measured either at fair value or at amortised cost, depending on the classification;
- employee defined benefit assets/(liabilities) are recognised as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
- long-term borrowings are measured at amortised cost using the effective interest rate method;
- share-based payments are measured at fair value;
- investments in joint ventures are accounted for using the equity method;
- assets held for sale are measured at fair value;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value;
- contingent consideration arising out of business combination are measured at fair value; and
- right-of-use the assets are recognised at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

c) Use of estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- Note 1.3(b) — Evaluation of joint arrangements;
- Note 1.3(c) — Assessment of functional currency;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- Note 1.3(d) — Financial instruments;
- Note 1.3(e) — Business combinations and goodwill;
- Notes 1.3(f) and 1.3(g) — Useful lives of property, plant and equipment and intangible assets;
- Notes 1.3(h) – Determination of cost for right-of-use assets and lease term;
- Note 1.3(i) — Valuation of inventories;
- Note 1.3(j) — Measurement of recoverable amounts of cash-generating units;
- Note 1.3(k) — Assets and obligations relating to employee benefits;
- Note 1.3(l) — Share-based payments;
- Note 1.3(m) — Provisions and other accruals;
- Note 1.3(n) — Measurement of transaction price in a revenue transaction (sales returns, rebates and chargeback provisions);
- Note 1.3(q) — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3(m) — Contingencies

d) Current and non-current classification

The Company presents assets and liabilities in the balance sheet based on current/ non-current classification. All assets and liabilities have been classified as current or non-current as per the Company's normal operating cycle and other criteria set out in the Schedule III to the Companies Act, 2013 and Ind AS 1, "*Presentation of Financial Statements*".

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within twelve months after the reporting date; or

d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within twelve months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets and liabilities include the current portion of non-current assets and liabilities respectively. All other assets and liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realisation in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

1.3 SIGNIFICANT ACCOUNTING POLICIES:

a) New standards adopted by the company:

Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts - Costs of Fulfilling a Contract

The amendments specify that that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts.

This amendment is essentially clarification and had there is no significant impact on the consolidated financial statements of the Group.

Amendments to Ind AS 16- Property, Plant and Equipment: Proceeds before Intended Use

The amendments modified paragraph 17(e) of Ind AS 16 to clarify that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment.

The amendments are effective for annual reporting periods beginning on or after 1 April 2022. These amendments had no impact on the consolidated financial statements of the Group.

Amendments to Ind AS 103, Business Combinations: Reference to the Conceptual Framework

This amendment added an exception to the recognition principle of Ind AS 103 Business Combinations to avoid the issue of potential 'day 2' gains or losses arising for liabilities and contingent liabilities that would be within the scope of Ind AS 37 Provisions, Contingent Liabilities and Contingent Assets or Appendix C, Levies, of Ind AS 37, if incurred separately. The exception requires entities to apply the criteria in Ind AS 37 or Appendix C, Levies, of Ind AS 37, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

In accordance with the transitional provisions, the company applies the amendments prospectively, i.e., to business combinations occuring after the beginning of the annual reporting period in which it first applies the amendments (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Group as there were no transactions within the scope of these amendments that arose during the period.

RECENT PRONOUNCEMENTS

Ministry of Corporate Affairs ("MCA") notifies new standard or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On 31 March 2023, MCA amended the Companies (Indian Accounting Standards) Rules, 2015 by issuing the Companies (Indian Accounting Standards) Amendment Rules, 2023, applicable from 01 April 2023, as below:

IND AS 1 – PRESENTATION OF FINANCIAL STATEMENTS

The amendments require companies to disclose their material accounting policies rather then their significant accounting policies. Accounting policy information, together with other information, is material when it can reasonably be expected to influence decisions of primary users of general purpose financial statements. The Group does not expect this amendment to have any significant impact in its consolidated financial statements.

IND AS 12 – INCOME TAXES

The amendments clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of Ind AS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Group does not expect this amendment to have any significant impact in its consolidated financial statements.

IND AS 8 – ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES AND ERRORS

The amendments will help entities to distinguish between accounting policies and accounting estimates. The definition of a change in accounting estimates has been replaced with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The Company does not expect this amendment to have any significant impact in its consolidated financial statements.

b) **Basis of consolidation**

SUBSIDIARIES

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 March 2023. Subsidiaries are all entities (including special purpose entities) that are controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. If a subsidiary of the Company uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary's financial statements in preparing the consolidated financial statements to ensure conformity with the Company's accounting policies.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

JOINT ARRANGEMENTS (EQUITY ACCOUNTED INVESTEES)

Joint arrangements are those arrangements over which the parties have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The considerations made in determining whether significant influence or joint control are similar to those necessary to determine control over the subsidiaries.

A joint arrangement is either a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

With respect to joint operations, the Company recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

Investments in joint ventures are accounted for using the equity method and are initially recognised at cost. The carrying value of the Company's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest ("NCI") holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting. When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

For the purpose of preparing these consolidated financial statements, the accounting policies of joint ventures have been changed where necessary to align them with the policies adopted by the Company. Furthermore, the financial statements of the joint ventures are prepared for the same reporting period as of the Company.

CONSOLIDATION PROCEDURE

For the purpose of preparing these consolidated financial statements, intra-group transactions are consolidated using the following procedures:

a. Combine like items of assets, liabilities, equity, income, expenses and cash flows of the parent with those of its subsidiaries. For this purpose, income and expenses of the subsidiary are based on the amounts of the assets and liabilities recognised in the consolidated financial statements at the acquisition date.

b. Offset (eliminate) the carrying amount of the parent's investment in each subsidiary and the parent's portion of equity of each subsidiary.

c. Eliminate in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group (profits or losses resulting from intragroup transactions that are recognised in assets, such as inventory and property, plant and equipment are eliminated in full). Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements.

CHANGES IN OWNERSHIP INTERESTS

Acquisition of some or all of the NCI is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognised as a result of such transactions.

LOSS OF CONTROL

At the time of loss of control, the Company

- derecognises the assets (including goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost
- derecognises the carrying amount of any non-controlling interests
- derecognises the cumulative translation differences recorded in equity
- recognises the fair value of the consideration received
- recognises the fair value of any investment retained
- recognises any surplus or deficit in profit or loss
- recognise that distribution of shares of subsidiary to Group in Group's capacity as owners

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- reclassifies the parent's share of components previously recognised in OCI to profit or loss or transferred directly to retained earnings, if required by other Ind ASs as would be required if the Group had directly disposed of the related assets or liabilities

c) **Foreign currency**

FUNCTIONAL AND PRESENTATION CURRENCY

These consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realised from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The cash flows realised from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in the consolidated statement of profit and loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain debt instruments classified as measured at FVTOCI;
- certain equity instruments where the Company had made an irrevocable election to present in OCI subsequent changes in the fair value;
- a financial liability designated as a hedge of the net investment in a foreign operation, to the extent that the hedge is effective; and
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

FOREIGN OPERATIONS

Foreign exchange gains and losses arising from a monetary item receivable from a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognised in OCI and presented within equity as foreign currency translation reserve ("FCTR").

In case of foreign operations whose functional currency is different from the parent company's functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognised in OCI and presented within equity as part of FCTR. When a foreign operation is disposed of, in part or in full, such that control, significant influence or joint control is lost, the relevant amount in the FCTR is reclassified to the consolidated statement of profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

d) **Financial instruments**

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

FINANCIAL ASSETS

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognised at fair value. The Company's trade receivables do not contain any significant financing component and hence are measured at the transaction price measured under Ind AS 115 "Revenue from Contracts with Customers".

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Debt instruments at amortised cost;
- Debt instruments at FVTOCI;
- Debt instruments, derivatives and equity instruments at FVTPL; and
- Equity instruments measured at FVTOCI.

DEBT INSTRUMENTS AT AMORTISED COST

A "debt instrument" is measured at the amortised cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method and are subject to impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in consolidated statement of profit and loss and presented in other income. The losses arising from impairment are recognised in the consolidated statement of profit and loss. This category generally applies to trade and other receivables.

DEBT INSTRUMENT AT FVTOCI

A "debt instrument" is classified as at the FVTOCI if both of the following criteria are met:

a) the objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and

b) the asset's contractual cash flows represent SPPI.

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in the OCI. However, the Company recognises interest income, impairment losses and reversals and foreign exchange gain or loss in the consolidated statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified to the consolidated statement of profit and loss. Interest earned while holding a FVTOCI debt instrument is reported as interest income using the effective interest rate method.

DEBT INSTRUMENT AT FVTPL

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVTOCI, is classified as at FVTPL.

In addition, the Company may elect to designate a debt instrument, which otherwise meets amortised cost or FVTOCI criteria, as FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as an "accounting mismatch").

Debt instruments included within the FVTPL category are measured at fair value with all changes recognised in the consolidated statement of profit and loss.

EQUITY INVESTMENTS

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination

to which Ind AS 103 applies, are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in OCI subsequent changes in the fair value. The Company makes such election on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the consolidated statement of profit and loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity. Equity investments designated as FVTOCI are not subject to impairment assessment.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognised in the consolidated statement of profit and loss.

DERECOGNITION

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Company's consolidated balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

IMPAIRMENT OF TRADE RECEIVABLES AND OTHER FINANCIAL ASSETS

In accordance with Ind AS 109, the Company applies the expected credit loss ("ECL") model for measurement and recognition of impairment loss on trade receivables or any contractual right to receive cash or another financial asset.

For this purpose, the Company follows a "simplified approach" for recognition of impairment loss allowance on the trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

FINANCIAL LIABILITIES

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

FINANCIAL LIABILITIES AT FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered

into by the Company that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit and loss.

Financial liabilities designated upon initial recognition at FVTPL are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains or losses are not subsequently transferred to the consolidated statement of profit and loss.

However, the Company may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the consolidated statement of profit and loss. The Company has not designated any financial liability as FVTPL.

LOANS AND BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the consolidated statement of profit and loss over the period of the borrowings using the effective interest method.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the consolidated statement of profit and loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included as finance costs in the consolidated statement of profit and loss.

DERECOGNITION

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated statement of profit and loss.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in US dollars, UK pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in US dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

HEDGES OF HIGHLY PROBABLE FORECASTED TRANSACTIONS

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company's hedging reserve as a component of equity and re-classified to the consolidated statement of profit and loss as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the consolidated statement of profit and loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Remeasurement gain or loss on such non-derivative financial liabilities is recorded in the Company's hedging reserve as a component of equity and reclassified to the consolidated statement of profit and loss as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in OCI, remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognised immediately in the consolidated statement of profit and loss.

HEDGES OF RECOGNISED ASSETS AND LIABILITIES

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognised in the consolidated statement of profit and loss. The changes in fair value of such derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognised in the consolidated statement of profit and loss. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the consolidated statement of profit and loss.

HEDGES OF CHANGES IN THE INTEREST RATES

Consistent with its risk management policy, the Company uses interest rate swaps to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts that are repayable on demand form an integral part of the Company's cash management and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

e) **Business combinations and goodwill**

Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition of a subsidiary is comprised of:

- fair values of the assets transferred;
- liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest in the subsidiary.

At the acquisition date, the identifiable assets acquired, and liabilities and contingent liabilities assumed are, with limited exceptions, measured initially at their fair values. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognised in the consolidated statement of profit and loss.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Amounts classified as a financial liability are subsequently re-measured to fair value, with changes in fair value recognised in the consolidated statement of profit and loss.

Goodwill is initially measured at cost, being the excess of the aggregate of:

- the consideration transferred,
- the amount of any non-controlling interest in the acquired entity, and
- the acquisition-date fair value of any previous equity interest in the acquired entity.

over the fair value of the net identifiable assets acquired.

If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in OCI and accumulated in equity as capital reserve. However, if there is no clear evidence of bargain purchase, the entity recognises the gain directly in equity as capital reserve, without routing the same through OCI.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

f) **Property, plant and equipment**

RECOGNITION AND MEASUREMENT

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "Other income/ Selling and other expense" in the consolidated statement of profit and loss.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognised in the consolidated statement of profit and loss as incurred.

Items of property, plant and equipment acquired through exchange of non-monetary assets are measured at fair value, unless the exchange transaction lacks commercial substance or the fair value of either the asset received or asset given up is not reliably measurable, in which case the asset exchanged is recorded at the carrying amount of the asset given up.

DEPRECIATION

Depreciation is recognised in the consolidated statement of profit and loss on a straight line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated but subject to impairment.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 50
- Ancillary structures	3 to 15
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 10
Vehicles	4 to 5

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

Software for internal use, which is primarily acquired from third-party vendors and which is an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred. The capitalised costs are amortised over the estimated useful life of the software or the remaining useful life of the tangible fixed asset, whichever is lower.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment.

g) **Goodwill and other intangible assets**

RECOGNITION AND MEASUREMENT

Goodwill	Goodwill represents the excess of consideration transferred, together with the amount of non-controlling interest in the acquiree, over the fair value of the Company's share of identifiable net assets acquired. Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.
Other intangible assets	Other intangible assets that are acquired by the Company and that have finite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Research and development	Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognised in the consolidated statement of profit and loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalised only if: • development costs can be measured reliably; • the product or process is technically and commercially feasible; • future economic benefits are probable and • the Company intends to, and has sufficient resources to complete development and to use or sell the asset. The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the consolidated statement of profit and loss as incurred. As at 31 March 2023, none of the development expenditure amounts has met the aforesaid recognition criteria.
Separate acquisition of intangible assets	Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalised. The Company's criteria for capitalisation of such assets are consistent with the guidance given in paragraph 25 of Indian Accounting Standard ("Ind AS 38") (i.e., the receipt of economic benefits embodied in each intangible asset separately purchased or licensed in the transaction is considered to be probable).
In-Process Research and Development assets ("IPR&D") or Intangible assets under development	Acquired research and development intangible assets that are under development are recognised as In-Process Research and Development assets ("IPR&D") or intangible assets under development. Intangible assets under development are not amortised, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such intangible assets under development assets is recorded in the consolidated statement of profit and loss under "Impairment of non-current assets".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

SUBSEQUENT EXPENDITURE

Other intangible assets	Subsequent expenditures are capitalised only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognised in the consolidated statement of profit and loss as incurred.
In-Process Research and Development assets ("IPR&D") or Intangible assets under development	Subsequent expenditure on an IPR&D or intangible assets under development project acquired separately or in a business combination and recognised as an intangible asset is: • recognised as an expense when incurred, if it is a research expenditure; • recognised as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; and • added to the carrying amount of the acquired IPR&D asset, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

AMORTISATION

Amortisation is recognised in the consolidated statement of profit and loss on a straight-line basis over the estimated useful lives of intangible assets. The amortisation expense is recognised in the statement of profit and loss account in the expense category that is consistent with the function of the intangible asset. Intangible assets that are not available for use are amortised from the date they are available for use.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 25
Other intangibles	3 to 15

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortisation period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the consolidated statement of profit and loss under "Impairment of non-current assets".

DE-RECOGNITION OF INTANGIBLE ASSETS

Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the consolidated statement of profit and loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

h) **Leases**

The Company assesses at contract inception whether a contract is or contains a lease, which applies, if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. The Company recognises a right-of-use asset at the commencement date of the lease, i.e. the date the underlying asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments to be made over the lease term:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable
- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
- amounts expected to be payable by the Company under residual value guarantees
- the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and
- payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Company, then the lessee's incremental borrowing rate is used. Such borrowing rate is calculated as the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Lease payments are allocated between principal and interest cost. The interest cost is charged to consolidated statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment comprised of the following:

- the amount of the initial measurement of lease liability
- any lease payments made at or before the commencement date less any lease incentives received
- any initial direct costs, and
- restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in consolidated statement of profit and loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

The right-of-use assets are initially recognised on the consolidated balance sheet at cost, which is calculated as the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

i) **Inventories**

Inventories are valued at the lower of cost and net realisable value.

Inventories consist of raw materials, stores and spares, work-in-progress and finished goods. The cost of all categories of inventories is based on the weighted average method. Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

j) **Impairment**

NON-FINANCIAL ASSETS

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at 31 March.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

The goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised in the consolidated statement of profit and loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Goodwill that forms part of the carrying amount of an investment in joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in joint venture is tested for impairment as a single asset when there is objective evidence that the investment in joint venture may be impaired.

An impairment loss in respect of equity accounted investee is measured by comparing the recoverable amount of investment with its carrying amount. An impairment loss is recognised in the consolidated statement of profit and loss, and reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

k) **Employee benefits**

SHORT-TERM EMPLOYEE BENEFITS

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

DEFINED CONTRIBUTION PLANS

The Company's contributions to defined contribution plans are charged to the consolidated statement of profit and loss as and when the services are received from the employees.

DEFINED BENEFIT PLANS

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market interest rates on government bonds are used.

The current service cost of the defined benefit plan, recognised in the consolidated statement of profit and loss in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognised immediately in the consolidated statement of profit and loss. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated statement of profit and loss. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognised in OCI in the period in which they arise.

When the benefits under a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in the consolidated statement of profit and loss. The Company recognises gains or losses on the settlement of a defined benefit plan obligation when the settlement occurs.

TERMINATION BENEFITS

Termination benefits are recognised as an expense in the consolidated statement of profit and loss when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised as an expense in the consolidated statement of profit and loss if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

OTHER LONG-TERM EMPLOYEE BENEFITS

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognised in the consolidated statement of profit and loss in the period in which they arise.

COMPENSATED ABSENCES

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary.

l) **Share-based payments**

EQUITY SETTLED SHARE-BASED PAYMENT TRANSACTIONS

The grant date fair value of options granted to employees is recognised as an employee benefit expense in the consolidated statement of profit and loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and performance conditions at the vesting date. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognised in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an expense is adjusted to reflect the actual number of stock options that vest.

CASH SETTLED SHARE-BASED PAYMENT TRANSACTIONS

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment.

The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the consolidated statement of profit and loss.

m) **Provisions**

A provision is recognised in the consolidated statement of profit and loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

RESTRUCTURING

A provision for restructuring is recognised in the consolidated statement of profit and loss when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided.

ONEROUS CONTRACTS

A provision for onerous contracts is recognised in the consolidated statement of profit and loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

REIMBURSEMENT RIGHTS

Expected reimbursements for expenditures required to settle a provision are recognised in the consolidate statement of profit and loss only when receipt of such reimbursements is virtually certain. Such reimbursements are recognised as a separate asset in the balance sheet, with a corresponding credit to the specific expense for which the provision has been made.

CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the consolidated financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

n) **Revenue**

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

SALE OF GOODS

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer. At that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates. Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Upon delivery of products to distributors by clearing and forwarding agents of the Company. Control over the generic products is transferred by the Company when the goods are delivered to distributors from clearing and forwarding agents.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers (generally formulation manufacturers), from the factories of the Company.
Export sales and other sales outside of India	Upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognised once all such activities are completed.

PROFIT SHARE REVENUES

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

OUT LICENSING ARRANGEMENTS, MILESTONE PAYMENTS AND ROYALTIES

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more components, the Company accounts for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues either on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred.

PROVISION FOR CHARGEBACK, REBATES AND DISCOUNTS

Provisions for chargeback, rebates, discounts and Medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesalers for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provisions for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesalers/other customers.

SHELF STOCK ADJUSTMENTS

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and are accrued when the prices of certain products decline as a result of increased competition or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

REFUND LIABILITY

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability, the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

SERVICES

Revenue from services rendered, which primarily relate to contract research, is recognised in the consolidated statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

LICENSE FEES

License fees primarily consist of income from the out-licensing of intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

o) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in selling and other expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

p) Other income and finance cost

Other income consists of interest income on funds invested, dividend income and gains on the disposal of assets. Interest income is recognised in the consolidated statement of profit and loss as it accrues, using the effective interest method. Dividend income is recognised in the consolidated statement of profit and loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows. Finance cost consist of interest expense on loans and borrowings.

Borrowing costs are recognised in the consolidated statement of profit and loss using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and / or selling and other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

q) Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the consolidated statement of profit and loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit;
- temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Dividend distribution tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Current and deferred tax is recognised in consolidated statement of profit and loss, except to the extent that it relates to items recognised in OCI or directly in equity. In this case, the tax is also recognised in OCI or directly in equity, respectively.

Accruals for uncertain tax positions require management to make judgements of potential exposures. Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

r) **Earnings per share**

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes all stock options granted to employees.

s) **Government grants and incentives**

The Company recognises government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset. Grants related to income are deducted in reporting the related expense in the consolidated statement of profit and loss.

Export entitlements from government authorities are recognised in the consolidated statement of profit and loss as a reduction from "Cost of materials consumed" when the right to receive credit as per the terms of the scheme is established in respect of the exports made by the Company, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

t) **Segment reporting**

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

u) **Treasury shares**

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in consolidated statement of profit and loss on the purchase, sale, issue or cancellation of the Company's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in the securities premium.

v) **Non-currents assets held for sale**

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance costs and income tax expense. The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Property, plant and equipment are not depreciated or amortised once classified as held for sale. Assets classified as held for sale are presented separately as current items in the consolidated balance sheet.

w) **Rounding of amounts**

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest million unless otherwise stated.

1.4 DETERMINATION OF FAIR VALUES

The Company's accounting policies and disclosures require the determination of fair value, for certain financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the Management, based on market knowledge, reputation, independence and whether professional standards are maintained.

a) **Property, plant and equipment**

Property, plant and equipment, if acquired in a business combination or through an exchange of non-monetary assets, is measured at fair value on the acquisition date. For this purpose, fair value is based on appraised market values and replacement cost.

b) **Intangible assets**

The fair value of brands, technology related intangibles, and patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, technology related intangibles, patents or trademarks being owned (the "relief of royalty method"). The fair value of customer related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method. Under this method, value is estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realise those benefits.

c) **Inventories**

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

d) **Investments in equity and debt securities and units of mutual funds**

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors.

Accordingly, such net asset values are analogous to fair market value with respect to those investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

e) **Derivatives**

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

f) **Non-derivative financial liabilities**

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

g) **Share-based payment transactions**

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

h) **Contingent consideration**

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 103, "Fair Value Measurement" refers to as Level 3 inputs.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

21 Property, plant and equipment

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at 1 April 2021	4,266	27,471	78,117	6,258	1,256	117,368
Assets acquired through business combinations[1]	-	1	-	1	-	2
Additions	-	1,037	9,941	738	621	12,337
Disposals	-	(221)	(1,219)	(186)	(391)	(2,017)
Effect of changes in foreign exchange rates	10	78	311	10	(32)	377
Balance as at 31 March 2022	**4,276**	**28,366**	**87,150**	**6,821**	**1,454**	**128,067**
Balance as at 1 April 2022	4,276	28,366	87,150	6,821	1,454	128,067
Additions	11	1,852	12,952	1,196	662	16,673
Disposals	-	(844)	(2,918)	(427)	(160)	(4,349)
Effect of changes in foreign exchange rates	97	277	910	68	19	1,371
Balance as at 31 March 2023	4,384	29,651	98,094	7,658	1,975	141,762
Accumulated Depreciation						
Balance as at 1 April 2021	-	9,743	54,192	5,307	804	70,046
Depreciation for the year	-	1,719	5,541	576	309	8,144
Impairment for the year[2]	64	872	1,626	7	1	2,570
Disposals	-	(118)	(1,092)	(182)	(342)	(1,734)
Effect of changes in foreign exchange rates	-	16	167	2	(13)	172
Balance as at 31 March 2022	**64**	**12,231**	**60,434**	**5,710**	**759**	**79,198**
Balance as at 1 April 2022	64	12,231	60,434	5,710	759	79,198
Depreciation for the year	-	1,728	5,864	679	326	8,597
Impairment for the year[2]	-	-	40	4	-	44
Disposals	-	(532)	(2,538)	(398)	(117)	(3,585)
Effect of changes in foreign exchange rates	5	201	689	44	27	966
Balance as at 31 March 2023	69	13,628	64,489	6,039	995	85,220
Net carrying value						
As at 31 March 2022	4,212	16,135	26,716	1,111	695	48,869
As at 31 March 2023	4,315	16,023	33,605	1,619	980	56,542

(1) *Refer note 2.[illegible] of these financial statements for further details.*

(2) *During the year ended 31 March 2022, there was a significant decline in the expected cash flows of the Company's subsidiary, Dr. Reddy's Laboratories Louisiana, LLC (Shreveport Cash Generating Unit ("CGU")). Consequently, the Company tested the carrying amount of the CGU, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. This resulted in the recoverable amount of the CGU being lower than its carrying amount. Accordingly, the Company recognised an impairment loss of [illegible] was recorded for the year ended 31 March 2023 & 31 March 2022 respectively as below:*

a) Impairment of Property, Plant and Equipment - [illegible]

b) Impairment of Goodwill - Nil (₹311)

c) Impairment in Capital work-in-progress - Nil [illegible] (including capital advances [illegible])

The impairment losses forms part of the Company's Global Generics segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

Leases

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at 1 April 2021	81	3,886	18	51	604	4,640
Additions	-	98	-	16	360	474
Disposals	-	(202)	(1)	-	(199)	(402)
Effect of changes in foreign exchange rates	(2)	(23)	(1)	-	(10)	(36)
Balance as at 31 March 2022	**79**	**3,759**	**16**	**67**	**755**	**4,676**
Balance as at 1 April 2022	79	3,759	16	67	755	4,676
Additions	-	197	-	18	371	586
Disposals	-	(794)	-	-	(136)	(930)
Effect of changes in foreign exchange rates	4	44	1	(1)	(12)	36
Balance as at 31 March 2023	83	3,206	17	84	978	4,368
Accumulated Depreciation						
Balance as at 1 April 2021	-	1,335	15	25	321	1,696
Depreciation for the year	-	656	1	12	189	858
Disposals	-	(99)	(1)	-	(155)	(255)
Effect of changes in foreign exchange rates	-	(19)	(1)	(1)	(3)	(24)
Balance as at 31 March 2022	**-**	**1,873**	**14**	**36**	**352**	**2,275**
Balance as at 1 April 2022	-	1,873	14	36	352	2,275
Depreciation for the year	-	626	1	13	239	879
Disposals	-	(512)	-	-	(95)	(607)
Effect of changes in foreign exchange rates	-	19	1	-	(5)	15
Balance as at 31 March 2023	-	2,006	16	49	491	2,562
Net carrying value						
As at 31 March 2022	79	1,886	2	31	403	2,401
As at 31 March 2023	83	1,200	1	35	487	1,806

The following are the amounts recognised in consolidated statement of profit and loss:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Depreciation expense of right-of-use assets	879	858
Interest expense on lease liabilities	215	221
	1,094	1,079

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

The Company had total cash outflows for leases of ₹1,571 and ₹1,341 during the year ended 31 March 2023 and 31 March 2022, respectively. The maturity analysis of lease liabilities is disclosed in note 2.11 C of these consolidated financial statements.

Capital commitments

As of 31 March 2023 and 31 March 2022, the Company was committed to spend ₹8,340 and ₹7,991, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended 31 March 2023 and 31 March 2022, the Company capitalised interest cost of ₹426 and ₹268, respectively, with respect to qualifying assets. The rate for capitalisation of interest cost for the years ended 31 March 2023 and 31 March 2022 was approximately 7.62% and 4.65%, respectively.

2.2 Capital work-in-progress

Particulars	As at 31 March 2023	As at 31 March 2022
Capital work-in-progress[1]	9,752	12,796

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	7,231	1,474	552	245	9,502
Projects temporarily suspended	20	31	92	107	250
Balance as at 31 March 2023	7,251	1,505	644	352	9,752
Projects in progress	6,452	4,753	828	12	12,045
Projects temporarily suspended	17	46	230	458	751
Balance as at 31 March 2022	**6,469**	**4,799**	**1,058**	**470**	**12,796**

[1] Refer note 2.2 for details

For Capital work-in-progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed it given below:-

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
FTO - 11 oncology facility	1,432	-	-	-	1,432
Viral vaccine facility	673	-	-	-	673
CTO SEZ FB4 Facility	365	-	-	-	365
Balance as at 31 March 2023	2,470	-	-	-	2,470
Projects in progress					
Viral vaccine facility	530	-	-	-	530
Balance as at 31 March 2022	**530**	**-**	**-**	**-**	**530**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired. Gross carrying value and accumulated amortisation with respect to goodwill represent Indian GAAP balances, that have been carried forward as such, relating to business combination entered before the transition date i.e., 1 April 2015.

Particulars	As at 31 March 2023	As at 31 March 2022
Gross carrying value		
Opening balance	38,576	38,909
Goodwill arising on business combinations[1]	-	260
Disposals	-	-
Effect of changes in foreign exchange rates	2,089	(593)
Closing balance	**40,665**	**38,576**
Accumulated amortisation		
Opening balance	33,103	33,310
Impairment loss[2]	272	311
Effect of changes in foreign exchange rates	1,816	(518)
Closing balance	**35,191**	**33,103**
Net carrying value	**5,474**	**5,473**

[1] *Refer note 2.1B of [illegible] for further details*

[2] ***Impairment losses recorded for the year ended 31 March 2023***

During the year ended 31 March 2023, the Company assessed performance of the Nimbus Health business against the initial estimates and recognised an impairment charge of the carrying value of ₹272. This impairment loss pertains to the Company's Global Generics segment.

Impairment losses recorded for the year ended 31 March 2022

During the year ended 31 March 2022, the Company recorded impairment loss of ₹311 pertaining to Shreveport CGU. Refer Note 2.3 for details. The said goodwill was included as part of "Global Generics North America Operations" in the below mentioned schedule for allocation of goodwill among CGUs.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

Particulars	As at 31 March 2023	As at 31 March 2022
Global Generics Germany Operations	2,386	2,506
Global Generics Complex Injectables	2,011	1,894
Global Generics Branded Formulations	905	905
PSAI-Active Pharmaceutical Operations	171	167
Global Generics North America Operations	1	1
	5,474	**5,473**

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0% to 2%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c) The after tax discount rates used are based on the Company's weighted average cost of capital.

d) The after tax discount rates used range from 7.4% to 12.5% for various cash generating units. The pre-tax discount rates range from 9.7% to 19.3%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets

Particulars	Product related intangibles	Customer related intangibles[4]	Others	Total
Gross carrying value				
Balance as at 1 April 2021	60,170	-	2,420	62,590
Additions	663	-	379	1,042
Assets acquired through business combinations[2]	5	98	3	106
Disposals/ De-recognitions	(21)	-	(5)	(26)
Effect of changes in foreign exchange rates	610	-	(1)	609
Balance as at 31 March 2022	**61,427**	**98**	**2,796**	**64,321**
Balance as at 1 April 2022	61,427	98	2,796	64,321
Additions[1]	6,435	-	766	7,201
Disposals/ De-recognitions[2]	(72)	-	-	(72)
Transfers made	(130)	-	130	-
Effect of changes in foreign exchange rates	1,781	7	6	1,794
Balance as at 31 March 2023	69,441	105	3,698	73,244
Amortisation/impairment loss				
Balance as at 1 April 2021	31,790	-	1,664	33,454
Amortisation for the year	3,251	-	257	3,508
Impairment loss[3]	76	-	-	76
Disposals/ De-recognitions	(21)	-	(2)	(23)
Effect of changes in foreign exchange rates	432	-	1	433
Balance as at 31 March 2022	**35,528**	**-**	**1,920**	**37,448**
Balance as at 1 April 2022	35,528	-	1,920	37,448
Amortisation for the year	3,554	-	351	3,905
Impairment loss[4]	273	103	19	395
Disposals/ De-recognitions[2]	(72)	-	-	(72)
Effect of changes in foreign exchange rates	1,385	2	7	1,394
Balance as at 31 March 2023	40,667	105	2,297	43,069
Net carrying value				
As at 31 March 2022	25,899	98	876	26,873
As at 31 March 2023	28,774	-	1,401	30,175

[1] *Additions during the year ended 31 March 2023, primarily consists of:-*

(a) The acquisition of the cardiovascular brand and trademark Cidmus® in India from Novartis AG for total consideration of [illegible].

(b) The acquisition of a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc. for an upfront payment of [illegible] and certain other milestone payments of up to U.S.$ [illegible] payable upon completion of the respective milestones.

(c) The acquisition of rights in [illegible], the private label equivalent of [illegible]®, in the United States from Slayback Pharma LLC for [illegible] plus certain other milestone payments of up to U.S.$ [illegible] payable upon completion of the respective milestones.

[2] *Refer Note 2.1B of these financial statements for further details.*

[3] *Refer Note 2.5 for impairment losses recorded for the year ended 31 March 2022.*

[4] *Impairment of intangibles pertaining to acquisition of Nimbus Health business:*

During the year ended 31 March 2023, the Company assessed performance of products acquired as part of the Nimbus Health business against the initial estimates and recognised an impairment charge towards product related intangibles of carrying value of ₹[illegible] towards product related intangibles. This impairment loss pertains to the Company's Global Generics segment.

Other impairments:

During the year ended 31 March 2023, consequent to adverse market conditions with respect to certain products related intangibles, the Company assessed the recoverable amount of certain products and recognised impairment loss of ₹[illegible] and ₹[illegible] pertaining to products forming part of the Company's Global Generics and PSAI segments respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5 Intangible assets under development

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Balance at the beginning of the year	138	6,112
Add: Additions during the year[1]	395	1,991
Less: Disposals/De-recognitions [2]	-	(1,879)
Less: Impairment during the year [3]	-	(6,273)
Effect of changes in exchange rates	16	187
Balance at end of the year	**549**	**138**

(1) Additions during the year ended 31 March 2023 include ₹ [illegible] representing the acquisition of a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc. for an upfront payment of ₹ [illegible] [illegible] forming part of the Company's Global Generics segment. Additions during the year ended 31 March 2022 include ₹ [illegible] representing the expenditure for purchase of intellectual property rights relating to [illegible] forming part of the Company's Proprietary Products segment.

(2) Disposals/de-recognitions for the year ended 31 March 2022 represents ₹ [illegible] upon sale of all rights relating to anti-cancer agent E7777 [illegible] to Citius Pharmaceuticals, Inc. ("Citius").

(3) Impairment losses recorded for the year ended 31 March 2022

During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products. Consequently, the Company recorded an impairment loss of ₹6,[illegible] on various non-current assets. This includes:

a) ₹ [illegible] relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets), an intangible assets under development forming part of the Company's Proprietary Products segment;

b) ₹ [illegible] relating to the product [illegible], an intangible assets under development forming part of the Company's Proprietary Products segment; and

c) ₹ [illegible] towards other intangible assets under development and ₹ [illegible] relating to other intangible assets forming part of the Company's Global Generics segment.

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

Interest capitalisation

During the years ended 31 March 2023 and 31 March 2022, the Company capitalised interest cost of Nil and ₹153, respectively, with respect to certain qualifying assets. The rate for capitalisation of interest cost for the years ended 31 March 2023 is Nil and for 31 March 2022 ranged from 4.42% to 4.89%.

Details of significant intangible assets (including intangible assets under development) as at 31 March 2023:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt Limited	12,639
Cardiovascular brand Cidmus® in India	Novartis AG	4,577
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	3,500
Various ANDAs	Teva and an affiliate of Allergan	2,720
Select Anti Allergy brands	Glenmark Pharmaceuticals Limited	1,285
Habitrol® brand	Novartis Consumer Health Inc.	955

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5 Intangible assets under development (continued)

Intangible assets under development (IAUD) Ageing schedule

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	411	-	-	138	549
Balance as at 31 March 2023	411	-	-	138	549

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	-	-	-	138	138
Balance as at 31 March 2022	-	-	-	**138**	**138**

2.6 Investment in equity accounted investees

Particulars	As at 31 March 2023	As at 31 March 2022
Investment in unquoted equity shares		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China[1]	4,645	4,259
8,580,000 (31 March 2022: 8,580,000) equity shares of ₹10/- each of DRES Energy Private Limited, India	57	59
	4,702	**4,318**

[1] Shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China are not denominated in number of shares as per the laws of the country.

Details of the Company's investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited :

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("Reddy Kunshan") is engaged in manufacturing and marketing of finished dosages in China. The Company's interest in Reddy Kunshan was 51.33% as of 31 March 2023 and 31 March 2022. Four directors of the Company are on the board of Reddy Kunshan, which consists of total eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan's board. As the Company does not control Reddy Kunshan's board and the other partners have significant participation rights, the Company's interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

Particulars	As at/ For the year ended 31 March 2023	As at/ For the year ended 31 March 2022
Ownership	51.3%	51.3%
Total current assets	6,972	7,569
Total non-current assets	3,372	2,460
Total assets	10,344	**10,029**
Equity	8,696	7,944
Total current liabilities	1,648	2,085
Total equity and liabilities	10,344	**10,029**
Revenues	9,323	9,807
Expenses	8,598	8,420
Profit for the year	725	**1,387**
Company's share of profits for the year	372	712
Carrying value of the Company's investment[1]	4,645	4,259
Translation adjustment arising out of translation of foreign currency balances	692	**678**

[1] Includes ₹[illegible] representing the goodwill on acquisition of investment

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Investment in equity accounted investees (continued)

Details of the Company's investment in DRES Energy Private Limited :

Particulars	As at 31 March 2023	As at 31 March 2022
Carrying value of the Company's investment	57	59
Company's share of (loss)/profit for the year	(2)	(9)

2.7 Financial assets

2.7 A. Investments

Investments consist of investments in units of mutual funds, market linked debentures, equity securities, bonds, commercial paper, limited liability partnership firm and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months).

Particulars	As at 31 March 2023	As at 31 March 2022
Investments at FVTOCI		
I. Equity instruments		
Quoted equity shares (fully paid up)		
5,465,693 (31 March 2022: 5,465,693) equity shares of US$ 0.05 each of Curis, Inc.	268	986
25,000 (31 March 2022: 25,000) equity shares of ₹1/- each of State Bank of India	13	12
II. Debt instruments		
Investment in market linked debentures	994	-
Total investments at FVTOCI (I+II) (A)	**1,275**	**998**
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (31 March 2022: 8,859) equity shares of ₹100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
Ordinary shares of Biomed Russia Limited, Russia[1,2]	-	-
200,000 (31 March 2022: 200,000) equity shares of ₹10/- each of Altek Engineering Limited, India[2]	-	-
24,000 (31 March 2022: 24,000) equity shares of ₹100/- each of Progressive Effluent Treatment Limited, India[2]	-	-
20,250 (31 March 2022: 20,250) equity shares of ₹10/- each of Shivalik Solid Waste Management Limited, India[2]	-	-
	1	1
II. Investment in unquoted mutual funds	38,180	16,751
III. Investment in partnership firms		
ABCD Technologies LLP	378	386
IV. Investment in quoted equity shares		
545,121 (31 March 2022: 545,121) equity shares of Journey Medical Corporation	70	200
Total investments at FVTPL (I+II+III+IV) (B)	**38,629**	**17,338**
Investments carried at amortised cost		
I. Investment in bonds	2,894	2,505
II. Investment in commercial paper	2,328	973
III. Others	29	26
Total investments carried at amortised cost (C)	**5,252**	**3,504**
Total investments (A+B+C)	**45,156**	**21,841**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 A. Investments (continued)

Particulars	As at 31 March 2023	As at 31 March 2022
Current	44,496	20,173
Non-current	660	1,668
	45,156	**21,841**
Aggregate carrying value of quoted investments	351	1,198
Aggregate market value of quoted investments	351	1,198
Aggregate carrying value of unquoted investments	44,805	20,642
Aggregate amount of impairment in value of investment in unquoted equity shares	-	-

[1] Shares held in Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the country.

[2] Rounded off to millions.

2.7 B. Trade receivables

Particulars	As at 31 March 2023	As at 31 March 2022
Trade receivables	72,485	66,818
	72,485	**66,818**
Details of security		
Considered good, unsecured	72,620	67,006
Credit impaired	1,123	1,006
	73,743	**68,012**
Less: Allowance for credit losses	(1,258)	(1,194)
	72,485	**66,818**
Current	72,485	66,764
Non-current[1]	-	54
	72,485	**66,818**

[1] Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realised within twelve months from the end of the reporting date, they are disclosed as non-current.

During the year ended 31 March 2023, pursuant to an arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same were derecognised in the statements of financial position. As on 31 March 2023, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was ₹ 12,376.

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended 31 March 2023 and 31 March 2022 are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 B. Trade receivables (continued)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Balance at the beginning of the year	1,194	1,296
Provision made during the year, net of reversals	84	(3)
Trade receivables written off during the year and effect of changes in the foreign exchange rates	(20)	(99)
Balance at the end of the year	**1,258**	**1,194**

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	65,528	5,410	1,682	0	-	-	72,620
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	497	211	167	875
(iii) Disputed Trade Receivables - credit impaired	-	-	-	20	6	222	248
							73,743
Less: Allowance for credit losses							(1,258)
Balance as at 31 March 2023							**72,485**

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	51,505	14,725	776	-	-	-	67,006
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	325	24	183	532
(iii) Disputed Trade Receivables - credit impaired	-	-	-	60	114	300	474
							68,012
Less: Allowance for credit losses							(1,194)
Balance as at 31 March 2022							**66,818**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 C. Other financial assets

Particulars	As at 31 March 2023	As at 31 March 2022
I. Non-current assets		
Considered good, unsecured		
Term deposits with banks (remaining maturity more than 12 months)	-	2,000
Security deposits	668	670
Other assets	59	103
	727	**2,773**
II. Current assets		
Considered good, unsecured		
Claims receivable	212	127
Other receivables (refer note 2.7 B)	1,628	-
Other assets[1]	3,110	1,447
Unsecured, considered doubtful		
Claims receivable	134	-
	5,084	**1,574**
Less: Allowance for doubtful advances	(134)	-
	4,950	**1,574**

[1] Others primarily includes factoring receivable, security deposits, interest accrued but not due on investments, other advances and other receivables.

2.7 D. Cash and cash equivalents

Particulars	As at 31 March 2023	As at 31 March 2022
Balances with banks		
In current accounts	2,694	12,259
In EEFC accounts	255	2,065
In term deposits with banks (original maturities less than 3 months)	2,673	245
Cash on hand	1	1
Others		
In unclaimed dividend accounts	86	86
LC and Bank guarantee margin money	70	72
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited	-	40
Balances in Escrow account pursuant to the Business Transfer Agreement with Nimbus Health GmbH (Refer note 2.38 for details)	-	84
Cash and cash equivalents in the consolidated statement of cash flow (including restricted cash)	**5,779**	**14,852**
Restricted cash balances included above		
Balance in unclaimed dividend and debenture interest account	86	86
Other restricted cash balances	70	196

2.7 E. Other bank balances

Particulars	As at 31 March 2023	As at 31 March 2022
Term deposits with banks (original maturities more than 3 months but less than 12 months)	11,523	9,340
	11,523	**9,340**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8 Other assets

Particulars	As at 31 March 2023	As at 31 March 2022
A. Non-current assets		
Considered good, unsecured		
Capital advances	204	508
Others	72	121
	276	**629**
B. Current assets		
Considered good, unsecured		
Balances and receivables from statutory authorities[1]	9,267	8,441
Export benefits receivable[2]	1,452	1,030
Prepaid expenses	1,452	1,138
Dues from other related parties	-	1
Others[3]	2,949	1,720
Considered doubtful, unsecured		
Other advances	277	145
	15,397	**12,475**
Less: Allowance for doubtful advances	(277)	(145)
	15,120	**12,330**

[1] *Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, and value added tax and from customs authorities of India.*

[2] *Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.*

[3] *Others primarily includes advances given to vendors, employees and gratuity plan assets of ₹17.*

2.9 Inventories

Particulars	As at 31 March 2023	As at 31 March 2022
Raw materials (includes in transit 31 March 2023: ₹ 215; 31 March 2022: ₹ 131)	12,075	13,707
Work-in-progress	11,698	12,886
Finished goods	13,617	13,865
Stock-in-trade	7,353	6,626
Packing material, stores and spares	3,927	3,800
	48,670	**50,884**

During the year ended 31 March 2023, the Company recorded inventory write-down of ₹4,869 (31 March 2022 : ₹4,584) in the consolidated statement of profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital

Particulars	As at 31 March 2023	As at 31 March 2022
Authorised share capital		
240,000,000 equity shares of ₹5/- each (31 March 2022: 240,000,000)	1,200	1,200
Issued equity capital		
166,528,076 equity shares of ₹5/- each fully paid-up (31 March 2022: 166,426,049)	833	832
Subscribed and fully paid-up		
166,527,876 equity shares of ₹5/- each fully paid-up (31 March 2022: 166,425,849)	833	832
Add: Forfeited share capital (e)*	-	-
	833	**832**

a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended 31 March 2023		For the year ended 31 March 2022	
	No. of shares	Amount	No. of shares	Amount
Opening number of equity shares/share capital	166,425,849	832	166,301,231	832
Add: Equity shares issued pursuant to employee stock option plan[1]	102,027	1	124,618	-*
Closing number of equity shares/share capital	**166,527,876**	**833**	**166,425,849**	**832**
Treasury shares[2]	371,144	1,269	468,471	1,601

*Rounded off to millions.

[1] *During the years ended 31 March 2023 and 31 March 2022, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Plan, 2002 and the Dr. Reddy's Employees Stock Option Plan, 2007. The options exercised had an exercise price of ₹ 1, ₹ 2,607, ₹ 2,814 or ₹ 5,613 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share based payment reserve" was transferred to "securities premium" in the Consolidated Statement of Changes in Equity.*

[2] *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended 31 March 2023 and 31 March 2022, an aggregate of 49,291 and 106,730 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814 or ₹ 5,613 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium". During the year ended 31 March 2023, an aggregate of 48,037 equity shares representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of ₹ 211 in the secondary market pursuant to requirements under Chapter V Regulation 3(12) of the SEBI (Share based employee benefits and sweat equity) Regulations, 2021. As of 31 March 2023 and 31 March 2022, the ESOS Trust had outstanding 371,144 and 468,471 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 1,269 and ₹ 1,601, respectively. Refer note 2.29 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹5 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. The details of dividends paid by the Company are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (continued)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Dividend per share (in absolute ₹)	30	25
Dividend paid during the year	4,979	4,146

At the Company's Board of Directors' meeting held on 10 May 2023, the Board proposed a dividend of ₹40 per share and aggregating to ₹6,661 which is subject to the approval of the Company's shareholders.

(c) Details of shareholders holding more than 5% shares in the Company

Particulars	As at 31 March 2023		As at 31 March 2022	
	No. of shares held	% holding	No. of shares held	% holding
APS Trust (refer note 2.37)	34,345,308	20.62	-	-
Dr. Reddy's Holdings Limited (refer note 2.37)	-	-	41,325,300	24.83
Life Insurance Corporation of India and their associates	16,307,344	9.79	8,769,499	5.27

(d) 152,336 (31 March 2022: 207,175) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 457,077 (31 March 2022: 413,229) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 366,877 (31 March 2022: 251,035) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018". (Refer note 2.29)

(e) Represents 200 equity shares of ₹5/- each, amount paid-up ₹500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

(f) Details of shares held by promoters

Promoter Name	As at 31 March 2023		As at 31 March 2022		% change during the year
	No. of shares at the end of the year	% of Total Shares	No. of shares at the end of the year	% of Total Shares	
Dr. Reddy's Holdings Limited	-	-	41,325,300	24.83%	-24.83%
APS Trust	34,345,308	20.62%	-	-	20.62%
Satish Reddy Kallam (HUF)	5,523,677	3.32%	-	-	3.32%
Gunupati Venkateswara Prasad (HUF)	2,543,418	1.53%	1,117,940	0.67%	0.86%
Samrajyam Reddy Kallam	1,120,499	0.67%	1,115,360	0.67%	0.00%
Satish Reddy Kallam	901,002	0.54%	898,432	0.54%	0.00%
Anuradha Gunupati	9,205	0.01%	1,496	0.00%	0.01%
Deepti Reddy Kallam	5,140	0.00%	-	-	0.00%
G.V. Sanjana Reddy	5,140	0.00%	-	-	0.00%
G. Mallika Reddy	5,139	0.00%	-	-	0.00%
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	0.00%

The percentage shareholding above has been computed considering the outstanding number of shares of 166,527,876 and 166,425,849 as at 31 March 2023 and 31 March 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial liabilities

2.11.A. Non-current borrowings

Particulars	As at 31 March 2023	As at 31 March 2022
Unsecured		
Non-convertible debentures by the APSL subsidiary (refer)[1]	-	3,800
	-	**3,800**

2.11.B. Current borrowings

Particulars	As at 31 March 2023	As at 31 March 2022
From Banks		
Unsecured		
Pre shipment credit (c and d)	-	18,211
Other working capital borrowings (c and d)	7,390	8,871
Bank overdraft	-	-
Current maturities of Long term borrowings		
Unsecured		
Non-convertible debentures by the APSL subsidiary (refer)[1]	3,800	-
	11,190	**27,082**

[1] 'APSL subsidiary' refers to Aurigene Pharmaceutical Services Limited.
During the year ended 31 March 2021, the APSL subsidiary issued non-convertible debentures for ₹ 3,800. The aforesaid non-convertible debentures are unsecured and repayable at par after 3 years following the date of issuance (i.e., by June 2023).

a) The interest rate profiles of long-term borrowings as at 31 March 2023 and 31 March 2022 were as follows:

Particulars	As at 31 March 2023		As at 31 March 2022	
	Currency	Interest Rate	Currency	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

b) The aggregate maturities of long-term loans and borrowings, based on contractual maturities.

Particulars	As at 31 March 2023	As at 31 March 2022
Maturing in		
Less than 1 year	3,800	-
1-2 years	-	3,800
2-3 years	-	-
3-4 years	-	-
4-5 years	-	-
Thereafter	-	-
	3,800	**3,800**

c) Short-term borrowings primarily consist of "pre-shipment credit" drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Ukraine and Switzerland which are repayable within 12 months from the date of drawdown.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 A and B Borrowings (continued)

d) The interest rate profile of short-term borrowings from banks is given below:

Particulars	As at 31 March 2023		As at 31 March 2022	
	Currency[1]	Interest Rate[2]	Currency[1]	Interest Rate[2]
Pre-shipment credit	INR	-	INR	3 Month T-Bill- 5 Bps
	INR	-	INR	3 Month T-Bill
	INR	-	INR	3 Month T-Bill + 25 Bps
Other working capital borrowings	US$	-	US$	1M Libor + 80 Bps
	MXN	TIIE + 1.15%	MXN	TIIE + 1.15%
	RUB	9.87% - 10.4%	RUB	8.88%
	BRL	CDI + 1.2% p.a	BRL	CDI + 1.79% p.a
	INR	9.15%	INR	4.00%
	UAH	21.00%	UAH	13.00%

[1] "INR" means Indian rupees, "U.S.$" means United States Dollars, "MXN" means Mexican pesos, "RUB" means Russian rubles, "BRL" means Brazilian reals, "UAH" means Ukrainian hryvnia.

[2] "T-Bill" means India Treasury Bill, "LIBOR" means the London Inter-bank Offered Rate, "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), "MosPrime" means the Moscow Prime Offered Rate and "CDI" means Brazilian interbank deposit (Certificado de Depósito Interbancário rate).

e) Reconciliation of liabilities arising from financing activities

During the year ended 31 March 2023

Particulars	Non-current borrowings	Current borrowings[1]	Total
Opening balance	3,800	27,082	30,882
Borrowings made during the year	-	49,234	49,234
Borrowings repaid during the year	-	(68,616)	(68,616)
Effect of changes in foreign exchange rates	-	(310)	(310)
Reclassification based on maturity	(3,800)	3,800	-
Closing balance	-	11,190	11,190

[1] Does not include movement in bank overdraft

During the year ended 31 March 2022

Particulars	Non-current borrowings	Current borrowings[1]	Total
Opening balance	3,800	23,136	26,936
Borrowings made during the year	-	51,518	51,518
Borrowings repaid during the year	-	(47,998)	(47,998)
Effect of changes in foreign exchange rates	-	426	426
Closing balance	**3,800**	**27,082**	**30,882**

[1] Does not include movement in bank overdraft

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 C Lease liabilities

Particulars	As at 31 March 2023	As at 31 March 2022
Secured		
Non-current Lease liabilities		
Long-term maturities of lease obligation	1,278	1,946
	1,278	**1,946**
Current Lease liabilities		
Current maturities of lease obligation	1,004	1,017
	1,004	**1,017**

a) The aggregate maturities of long-term leases, based on contractual maturities

Particulars	As at 31 March 2023	As at 31 March 2022
Maturing in		
Less than 1 year	1,004	1,017
1-2 years	992	868
2-3 years	242	809
3-4 years	38	155
4-5 years	6	65
Thereafter	-	49
	2,282	**2,963**

b) Reconciliation of lease liabilities arising from financing activities

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Opening balance	2,963	3,363
Recognition of right of use liability during the year	177	327
Payment of principal portion of lease liabilities	(1,015)	(705)
Effect of changes in foreign exchange rates	157	58
Closing balance	**2,282**	**2,963**

2.11 D Other financial liabilities

Particulars	As at 31 March 2023	As at 31 March 2022
Current financial liabilities		
Accrued expenses	21,845	20,055
Capital creditors	3,760	2,910
Interest accrued but not due on loans	130	128
Trade and security deposits received	141	159
Unclaimed dividends, debentures and debenture interest[1]	86	86
Others[2]	3,213	1,494
	29,175	**24,832**

[1] Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

[2] Others primarily includes ₹1,481 of rebate to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 E Trade payables

Particulars	As at 31 March 2023	As at 31 March 2022
Due to micro, small and medium enterprises	83	125
Others	22,601	22,537
	22,684	**22,662**

For details regarding the Company's exposure to currency and liquidity risks, refer note 2.32 of these consolidated financial statements under "Liquidity risk".

Trade payables and other financial liabilities includes amount due to related party ₹16 and ₹10 as on 31 March 2023 and 31 March 2022, refer note 2.25 of these consolidated financial statements.

Trade Payables aging schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) MSME	83	-	-	-	83
(ii) Others	21,049	1,093	254	205	22,601
(iii) Disputed dues - MSME	-	-	-	-	-
(iv) Disputed dues - Others	-	-	-	-	-
Balance as at 31 March 2023	**21,132**	**1,093**	**254**	**205**	**22,684**

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) MSME	125	-	-	-	125
(ii) Others	22,008	350	105	75	22,537
(iii) Disputed dues - MSME	-	-	-	-	-
(iv) Disputed dues - Others	-	-	-	-	-
Balance as at 31 March 2022	**22,133**	**350**	**105**	**75**	**22,663**

2.12 Provisions

Particulars	As at 31 March 2023	As at 31 March 2022
A. Non-current provisions		
Provision for employee benefits (Refer note 2.28)		
Long service award benefit plan	52	59
Pension, seniority and severance indemnity plans	27	69
Compensated absences	61	73
Other provisions(a)	59	57
	199	**258**
B. Current provisions		
Provision for employee benefits (Refer note 2.28)		
Gratuity	46	597
Long service award benefit plan	14	15
Pension, seniority and severance indemnity plans	13	8
Compensated absences	998	988
Other provisions(a)		
Refund liability	4,716	3,583
Others	738	675
	6,525	**5,866**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.12 Provisions (continued)

a) Details of changes in other provisions during the year ended 31 March 2023 are as follows:

Particulars	Refund liability[1]	Environmental liability[2]	Legal and others[3]	Total
Balance at the beginning of the year	3,583	57	675	4,315
Provision made during the year, net of reversals	4,606	-	63	4,669
Provision used during the year	(3,649)	-	-	(3,649)
Effect of changes in foreign exchange rates	176	2	-	178
Balance at end of the year	**4,716**	**59**	**738**	**5,513**
Current	4,716	-	738	5,454
Non- current	-	59	-	59
	4,716	**59**	**738**	**5,513**

(1) *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. Refer note 3.3 (c) of these consolidated financial statements for the Company's accounting policy on refund liability.*

(2) *As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of ₹59 (carrying value ₹59). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in these consolidated financial statements.*

(3) *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.35 of these consolidated financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority and Litigation relating to Cardiovascular and Anti-diabetic formulations" for further details.*

2.13 Other liabilities

Particulars	As at 31 March 2023	As at 31 March 2022
A. Non-current liabilities		
Deferred revenue[#]	1,555	1,597
Cash settled ESOP Liability (Refer note 2.29)	54	-
Other non-current liabilities	423	72
	2,032	**1,669**
B. Current liabilities		
Salary and bonus payable	6,044	3,853
Cash settled ESOP Liability (Refer note 2.29)	220	-
Statutory dues payable	4,572	3,675
Deferred revenue[#]	812	1,235
Advance from customers	1,169	1,341
Others	46	174
	12,863	**10,278**

(#) *Refer note 2.24 for details of deferred revenue.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Sales	224,595	205,144
Service income	4,508	4,380
License fees[1]	6,776	4,867
	245,879	**214,391**

(1) During the year ended 31 March 2023, this primarily includes the following amounts:

a) ₹2,640 from sale of certain non-core dermatology brands in India to Eris Lifesciences Limited.

b) ₹1,330 from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

c) ₹800 from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited.

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company's Global Generics segment.

During the year ended 31 March 2022, the Company entered into the following agreements:

a) An agreement with Alium JSC for the sale of the Company's territorial rights relating to two of its anti-bacterial brands (Ciprolet® and Levolet®) in Russia and certain countries of the former Soviet Union. The consideration for the arrangement is ₹1,971 and the Company recognised revenue of ₹1,774 for the performance obligations relating to the [illegible]. This transaction pertains to the Company's Global Generics segment.

b) An agreement with Mankind Pharma Limited towards the sale of one of the Company's brands [illegible] in India for which the Company recognised revenue of ₹180. This transaction pertains to the Company's Global Generics segment.

c) A definitive agreement with BioDelivery Sciences International, Inc. ("BDSI") pursuant to which the Company sold its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL to BDSI. Under the terms of agreement, the Company was entitled to receive U.S.$6 up front at the closing followed by U.S.$9 one year from the closing. Further, the Company is entitled to earn [illegible] milestone payments upon achievement of certain regulatory approvals, sales-based milestone payments upon achievement of certain net sales thresholds in a calendar year and quarterly earn-out payments based on a percentage of net sales based on sales volumes/net sales of the product in the territory. The closing of the transaction was subject to satisfactory completion of customary closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Upon successful completion of the closing conditions, the Company recognised an amount of ₹1,094 as a license fee from this transaction. This transaction pertains to the Company's Proprietary Products segment.

Analysis of revenues by segments:

The following table shows the analysis of revenues (excluding other operating income) by segments:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Global Generics	213,768	179,170
PSAI	29,069	30,740
Others	3,042	4,481
	245,879	**214,391**

Analysis of revenues within the Global Generics segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's Global Generics segment is given below:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Oncology	48,671	17,051
Nervous System	27,000	26,159
Pain Management	23,585	18,437
Gastrointestinal	22,439	22,386
Respiratory	17,074	15,085
Anti Infective	17,066	22,526
Cardiovascular	16,107	14,056
Hematology	10,317	11,737
Dermatology	6,749	6,797
Nutraceuticals	5,876	4,530
Others	18,917	18,606
	213,768	**179,170**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

Analysis of revenues within the PSAI segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's PSAI segment is given below:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Cardiovascular	6,625	7,729
Oncology	4,252	2,526
Nervous System	3,753	3,017
Pain Management	3,729	4,513
Anti-Infective	2,346	5,450
Gastrointestinal	1,064	982
Diabetology	968	544
Respiratory	810	676
Dermatology	716	498
Genitourinary	637	705
Others	4,129	4,100
	29,069	**30,740**

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues (excluding other operating income) by country, based on the location of the customers:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
India	50,499	43,986
United States	106,683	80,564
Russia	21,228	20,879
Others[1]	67,469	68,962
	245,879	**214,391**

(1) Others include Germany, the United Kingdom, Switzerland, Ukraine, China, Canada, Brazil, South Africa and other countries across the world.

Information about major customers

There are no customers which individually accounted for more than 10% of revenues during the year ended 31 March 2023.

Revenues from two customers of the Company's Global Generics segment were ₹20,596 and ₹10,339, representing approximately 10% and 5% respectively, of the Company's total revenues for the year ended 31 March 2022.

Details of significant gross to net adjustments relating to Company's North America Generics business (amounts in US$ millions)

A roll-forward for each major accrual for the Company's North America Generics business for the financial years ended 31 March 2023 and 31 March 2022 is as follows:

(All values in US$ millions)

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability[3]
Balance as at 1 April 2021	202	78	13	19
Current provisions relating to sales during the year[1]	1,897	235	23	25
Provisions and adjustments relating to sales in prior years	-*	-	-	-
Credits and payments**	(1,836)	(219)	(23)	(20)
Balance as at 31 March 2022	**263**	**94**	**13**	**24**
Balance as at 1 April 2022	263	94	13	24
Current provisions relating to sales during the year[1]	2,121	209	22	32
Provisions and adjustments relating to sales in prior years	-*	-	-	-
Credits and payments**	(2,137)	(216)	(22)	(21)
Balance as at 31 March 2023	247	87	13	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

(1) *Currently, the Company do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volume used to calculate the closing balance of chargebacks represent approximately 1.3 to 1.4 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.*

(2) *Currently, the Company does not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or refund liability.*

(3) *Chargebacks provisions and payments for the year ended 31 March 2022 were each higher as compared to the year ended 31 March 2021, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company's products, which were partially off-set due to lower pricing rates per unit for chargebacks. Such lower pricing rates were primarily on account of a reduction in the invoice price to wholesalers for certain of the Company products. The rebates provisions and payments for the year ended 31 March 2022 were each lower as compared to the year ended 31 March 2021, primarily as a result of lower pricing rates per unit for rebates, due to a reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company's products.*

(4) *Chargebacks provisions and payments for the year ended 31 March 2023 were each higher as compared to the year ended 31 March 2022, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company products, which were partially off-set due to lower pricing rates per unit for chargebacks. Such lower pricing rates were primarily on account of a reduction in the invoice price to wholesalers for certain of the Company products. The rebates provisions and payments for the year ended 31 March 2023 were each lower as compared to the year ended 31 March 2022, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company products.*

(5) *The Company's overall refund liability as at 31 March 2023 relating to the Company North America Generics business was U.S.$ 35 million, as compared to a liability of U.S.$ 24 million as at 31 March 2022. This increase in liability was primarily attributable to higher refund liability created for new product launches, volume growth, product mix change for the year ended 31 March 2023, as compared to the year ended 31 March 2022.*

The estimates of "gross-to-net" adjustments for the Company's operations in India and other countries outside of the United States relate mainly to refund liability in all such operations, and certain rebates to healthcare insurance providers are specific to the Company's German operations. The pattern of such refund liability is generally consistent with the Company's gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by the Company.

Details of refund liabilities:

Tabulated below is the reconciliation of deferred revenue for the years ended 31 March 2023 and 31 March 2022:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Balance at the beginning of the year	3,583	2,824
Provision made during the year, net of reversals	4,606	4,406
Provision used during the year	(3,649)	(3,699)
Effect of changes in foreign exchange rates	176	52
Balance at end of the year	**4,716**	**3,583**
Current	4,716	3,583
Non-current	-	-
	4,716	**3,583**

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (n) of these consolidated financial statements, the Company recognises an asset, (i.e., the right to the returned goods), which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on 31 March 2023 and 31 March 2022, the Company had ₹48 and ₹43, respectively, as contract assets representing the right to returned goods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended 31 March 2023 and 31 March 2022:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Balance at the beginning of the year	2,832	2,583
Revenue recognised during the year	(2,091)	(1,961)
Milestone payment received during the year	1,626	2,210
Balance at end of the year	**2,367**	**2,832**
Current	812	1,235
Non-current	1,555	1,597
	2,367	2,832

Details of contract liabilities:

Particulars	As at 31 March 2023	As at 31 March 2022
Advance from customers	1,169	1,341
	1,169	**1,341**

2.15 Other operating income

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Sale of spent chemicals	391	348
Scrap sales	280	206
Miscellaneous income, net	147	507
	818	**1,061**

2.16 Other income

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Interest income	1,180	965
Fair value gain on financial instruments measured at fair value through profit or loss	876	277
Foreign exchange gain, net	2,210	1,829
Profit on disposal of property, plant and equipment and other intangible assets, net[2]	-	1,119
Miscellaneous income, net[1]	6,289	654
	10,555	**4,844**

(1) *During the year ended 31 March 2023, the Company entered into a Settlement Agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company's generic buprenorphine and naloxone sublingual film including Indivior's and Aquestive's patent infringement allegations and the Company's antitrust counterclaims. The Company recognised the present value of the amount receivable of ₹5,635 (U.S.$ 72.19 discounted to present value) on the date of the settlement as other income. The aforesaid transaction pertain to Company's Global Generics segment.*

(2) *During the year ended 31 March 2022, the Company entered into a definitive agreement with Citius Pharmaceuticals, Inc. ("Citius") for the sale of all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox) to Citius. The Company received ₹2,361 (U.S.$40) as an up front amount upon the closing of the transaction. Further, the Company is entitled to additional payments on achievement of milestones of up to U.S.$ 40 upon the CTCL (Cutaneous T-cell lymphoma) indication regulatory approval, up to U.S.$ 70 in milestone payments upon additional indication regulatory approvals, and certain sales-based milestones and tiered earn-out payments. Consequently, an amount of ₹1,064, representing the excess of sale consideration over the carrying cost, has been recognised as gain on sale of intangible assets. The transaction pertains to the Company's Proprietary Products segment.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.17 Changes in inventories of finished goods, work-in-progress and stock-in-trade

Particulars	For the year ended 31 March 2023		For the year ended 31 March 2022	
Opening				
Work-in-progress	12,886		10,009	
Finished goods	13,865		13,732	
Stock-in-trade	6,626	33,377	6,097	29,838
Closing				
Work-in-progress	11,698		12,886	
Finished goods	13,617		13,865	
Stock-in-trade	7,353	32,668	6,626	33,377
		709		(3,539)

During the year ended 31 March 2023 and 31 March 2022, an amount of ₹ 3,111 and ₹ 691 representing government grants has been accounted for as a reduction from cost of material consumed respectively.

2.18 Employee benefits expense

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Salaries, wages and bonus	38,505	32,149
Contribution to provident and other funds	3,622	2,940
Staff welfare expenses	3,695	3,029
Share-based payment expenses	644	740
	46,466	**38,858**

2.19 Depreciation and amortisation expense

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Depreciation of property, plant and equipment	8,597	8,144
Amortisation of other intangible assets	3,905	3,508
	12,502	**11,652**

2.20 Finance costs

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Interest on long term borrowings	759	218
Interest on other borrowings	669	740
	1,428	**958**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.21 Selling and other expenses

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Consumption of stores, spares and other materials	7,652	5,803
Clinical trials and other R&D expenses	4,817	6,171
Advertisements	2,442	2,167
Commission on sales	499	1,924
Carriage outward	6,040	5,406
Other selling expenses	10,913	9,795
Legal and professional	6,104	6,585
Power and fuel	4,774	3,905
Repairs and maintenance		
Buildings	335	284
Plant and equipment	1,484	1,107
Others	3,098	2,567
Insurance	1,086	923
Travel and conveyance	2,530	1,386
Rent	446	350
Rates and taxes	1,125	1,187
Loss on sale / disposal of property, plant and equipment and other intangible assets, net[1]	1,211	-
Corporate social responsibility and donations[2]	1,020	526
Allowance for credit losses, net (Refer note 2.7 B)	84	(3)
Allowance for doubtful advances, net	121	72
Non-Executive Directors' remuneration	114	121
Auditors' remuneration (Refer note 2.23)	23	17
Other general expenses	3,546	4,907
	59,465	**55,191**

[1] During the year ended 31 March 2023, the Company entered into a agreement with Delpharm Development Leiden B.V ('Delpharm') for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands for an amount of ₹551 representing the Loss on sale of Assets. This transaction pertains to Company's Global Generics segment.

[2] Details of corporate social responsibility expenditure in accordance with section 135 of the Companies Act, 2013:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
i) Amount required to be spent by the company during the year	536	492
ii) Amount required to be set off for the financial year, if any	-	(20)
iii) Total CSR obligation for the financial year	**536**	**472**
iv) Amount of expenditure incurred		
(a) Construction/acquisition of any asset	-	-
(b) On purposes other than (a) above	538	379
	538	**379**
v) Shortfall at the end of the year ((iii)-(iv))*	90	93
vi) Total of previous years shortfall	16	-
vii) Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
viii) Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, COVID-19 relief and rural development projects	
ix) Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[3]	405	310
x) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

[3] Refer note 2.25 for Contributions towards social development

* Total amount unspent has been transferred to Unspent CSR Account on 28 April 2023

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.22 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Employee benefits expense (included in note 2.18)	5,420	4,771
Other expenses (included in note 2.21)		
Materials and consumables	5,955	4,158
Clinical trials and other R&D expenses	4,817	6,171
	16,201	**15,100**

2.23 Auditors' remuneration

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Audit fees	20	16
Other charges - Certification fee	2	1
Reimbursement of out of pocket expenses	2	-*
	24	**17**

*Rounded off to millions.

2.24 Earnings per share (EPS)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Earnings		
Profit attributable to equity shareholders of the Company	45,078	21,825
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	165,957,378	165,726,030
Effect of treasury shares sold during the year	2,138	-
Effect of equity shares issued on exercise of stock options	75,374	156,667
Weighted average number of equity shares – Basic	**166,034,890**	**165,882,697**
Dilutive effect of stock options outstanding[1]	353,280	455,937
Weighted average number of equity shares – Diluted	**166,388,170**	**166,338,634**
Earnings per share of par value ₹5/- – Basic (₹)	271.47	131.57
Earnings per share of par value ₹5/- – Diluted (₹)	270.90	131.21

[1] *As at 31 March 2023 and 31 March 2022 286,513 and 13,284 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.*

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties

a. In accordance with the provisions of Ind AS 24, Related Party Disclosures and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.

List of Key Managerial Personnel of the Company is as below:

1.	K Satish Reddy	Whole-time director (Chairman)
2.	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3.	Dr. K P Krishnan	Independent director
4.	Kalpana Morparia	Independent director
5.	Leo Puri	Independent director
6.	Penny Wan	Independent director
7.	Shikha Sharma	Independent director
8.	Sridar Iyengar	Independent director
9.	Arun Madhavan Kumar (from 01 August 2022)	Independent director
10.	Allan Oberman (till 06 January 2023)	Independent director
11.	Prasad R Menon (till 29 October 2022)	Independent director
12.	Dr. Bruce LA Carter (till 30 July 2022)	Independent director
13.	Bharat Narotam Doshi (till 10 May 2021)	Independent director
14.	Archana Bhaskar	Management council member
15.	Deepak Sapra	Management council member
16.	Erez Israeli	Chief Executive Officer and Management council member
17.	Marc Kikuchi	Management council member
18.	Mukesh Rathi	Management council member
19.	M V Ramana	Management council member
20.	Mannam Venkata Narasimham	Management council member
21.	Parag Agarwal	Management council member
22.	Patrick Aghanian	Management council member
23.	Sanjay Sharma	Management council member
24.	Sushrut Kulkarni (from 04 May 2022)	Management council member
25.	Ranjana B Pathak (from 01 July 2022)	Management council member
26.	Sauri Gudlavalleti (till 15 January 2022)	Management council member
27.	Saumen Chakraborty (till 20 November 2021)	Management council member
28.	P Yugandhar (till 30 September 2021)	Management council member
29.	Anil Namboodiripad (till 1 June 2021)	Management council member
30.	K Randhir Singh	Company secretary
31.	Sandeep Poddar (till 18 November 2021)	Company secretary

b. List of related parties with whom transactions have taken place during the current and/or previous year:

1.	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2.	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3.	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4.	K Samrajyam	Mother of Chairman
5.	G Anuradha	Spouse of Co-chairman
6.	K Deepti Reddy	Spouse of Chairman
7.	G Mallika Reddy	Daughter of Co-chairman
8.	G V Sanjana Reddy	Daughter of Co-chairman
9.	Akhil Ravi	Son-in-law of Co-chairman
10.	Shravya Reddy Kallam	Daughter of Chairman
11.	Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
12.	Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
13.	Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole-time director
14.	AverQ Inc	Enterprise over which Key Managerial Personnel have significant influence
15.	Ahimsa Trust	Enterprise over which Key Managerial Personnel have significant influence
16.	NICE Foundation	Enterprise over which whole-time directors have significant influence
17.	Samarjita Management Consultancy Private Limited	Enterprise controlled by Key Managerial Personnel (till 30 November 2021)

Further, the Company contributes to the Dr. Reddy's Laboratories Gratuity Fund, which maintains the plan assets of the Company's Gratuity Plan for the benefit of its employees. Refer note 2.28 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (continued)

c) The following is a summary of significant related party transactions:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Research and development services received		
Dr.Reddy's Institute of Life Sciences	131	122
Contributions towards social development		
Dr.Reddy's Foundation	384	310
NICE Foundation	19	-
Ahimsa Trust	2	-
Total	**405**	**310**
Catering services		
Green Park Hospitality Services Private Limited	354	319
Facility management services		
Green Park Hospitality Services Private Limited	39	36
Hotel expenses		
Green Park Hotel and Resorts Limited	26	11
Stamlo Industries Limited	8	7
Total	**34**	**18**
Civil works		
Indus Projects Private Limited	33	52
Professional consulting services		
Samarjita Management Consultancy Private Limited	-	71
AverQ Inc.	2	4
Total	**2**	**75**
Sales of goods		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	110	21
License fees received		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	62	57
Lease rentals paid to		
Key Managerial Personnel		
K Satish Reddy	15	15
Relatives of Key Managerial Personnel	24	23
Total	**39**	**38**
Lease rentals received		
DRES Energy Private Limited	1	1
Purchase of Solar power		
DRES Energy Private Limited	121	124
Salaries to relatives of Key Managerial Personnel	15	12
Remuneration to Key Managerial Personnel		
Salaries and other benefits[1]	714	638
Contributions to defined contribution plans	31	31
Commission to directors	362	305
Share-based payments expense	194	211
Total	**1,301**	**1,185**

[1] Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (continued)

d) The Company has the following amounts due from/ to related parties:

Particulars	As at 31 March 2023	As at 31 March 2022
Due from related parties		
Key Managerial Personnel (towards rent deposits)	8	8
Kunshan Rotam Reddy Pharmaceuticals Company Limited	-	-
Green Park Hospitality Services Private Limited	-	-
DRES Energy Private Limited	1	1
Total	**9**	**9**
Due to related parties		
Green Park Hospitality Services Private Limited	9	2
Dr. Reddy's Institute of Life Sciences	-	-
Indus Projects Private Limited	3	7
DRES Energy Private Limited	3	-
Green Park Hotels and Resorts Limited	1	1
Others	-	-*
Total	**16**	**10**

*Rounded off to millions

2.26 Segment reporting

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company's reportable operating segments are as follows:

- Global Generics;
- Pharmaceutical Services and Active Ingredients ("PSAI");
- Others.*

As discussed below, Proprietary Products ceased to be a reportable operating segment effective 1 April 2022.

Global Generics: This segment consists of the Company's business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business.

Pharmaceutical Services and Active Ingredients: This segment primarily consists of the Company's business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as "API", which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company's pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others*: This segment consists of the Company's other business operations which includes its wholly-owned subsidiaries, Aurigene Oncology Limited ("AOL") (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited ("SVAAS"), and the Company's Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

*As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in INDAS 108, "Operating Segments", the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to its Proprietary Products segment in "Others". The corresponding information relating to the Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

The measurement of each segment's revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company's consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Segment information:

Reportable segments	For the year ended 31 March 2023			
	Global Generics	PSAI	Others	Total
Revenue from operations	213,953	37,195	3,126	254,274
Less: Inter segment revenue[1]	-	(7,577)	-	(7,577)
Revenue from operations	**213,953**	**29,618**	**3,126**	**246,697**
Gross profit	**132,719**	**4,733**	**1,909**	**139,359**
Less: Selling and other unallocable expense/ (income), net				79,244
Profit before tax and before share of equity accounted investees				60,115
Add: Share of profit of equity accounted investees				370
Profit before tax				60,485
Tax expense				15,412
Profit for the year				45,073

Reportable segments	For the year ended 31 March 2022			
	Global Generics	PSAI	Others	Total
Revenue from operations	179,647	37,499	4,561	221,707
Less: Inter-segment revenue[1]	-	(6,255)	-	(6,255)
Revenue from operations	**179,647**	**31,244**	**4,561**	**215,452**
Gross profit	**103,270**	**6,834**	**3,749**	**113,853**
Less: Selling and other unallocable expense/ (income), net				83,942
Profit before tax and before share of equity accounted investees				**29,911**
Add: Share of profit of equity accounted investees				703
Profit before tax				**30,614**
Tax expense				8,789
Profit for the year				**21,825**

[1] Inter-segment revenue represents sale from PSAI to Global Generics at cost.

Analysis of revenues within the Global Generics segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's Global Generics segment is given below:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Nervous System	27,888	26,159
Gastrointestinal	23,439	23,386
Anti-infective	17,066	22,526
Pain Management	23,585	18,437
Oncology	48,671	17,051
Respiratory	17,074	15,085
Cardiovascular	16,187	14,856
Hematology	10,317	11,737
Dermatology	6,749	6,797
Nutraceuticals	5,876	4,530
Others	16,917	18,606
Total	**213,768**	**179,170**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Analysis of revenues within the PSAI segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's PSAI segment is given below:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Cardiovascular	6,625	7,729
Anti-infective	2,346	5,490
Pain Management	3,729	4,513
Nervous System	3,753	3,017
Oncology	4,252	2,526
Gastrointestinal	1,064	982
Genitourinary	637	705
Respiratory	810	676
Diabetology	998	544
Dermatology	716	498
Others	4,139	4,100
Total	**29,069**	**30,740**

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues (excluding other operating income) by country, based on the location of the customers:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
India	50,449	43,906
United States	106,683	80,564
Russia	21,228	20,879
Others[1]	67,469	68,962
Total	**245,879**	**214,391**

[1] Others include Germany, the United Kingdom, Ukraine, China, Canada, Brazil, South Africa and other countries across the world.

Analysis of assets by geography:

The following table shows the distribution of the Company's non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
India	93,254	85,079
Switzerland	4,981	4,677
United States	2,650	3,220
Germany	3,036	3,274
Others	6,238	6,131
Total	**110,157**	**102,381**

The following table shows the distribution of the Company's property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
India	18,638	15,311
Switzerland	1,209	2,034
United States	561	248
Others	777	1,194
Total	**21,185**	**18,787**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Analysis of depreciation and amortisation, for arriving gross profit by reportable segments:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Global Generics	3,269	3,078
PSAI	2,756	2,494
Others	68	42
Total	**6,093**	**5,614**

Information about major customers

There are no customers which individually appointed for nore than 10% of the revenues during the year ended 31 March 2023.

Revenues from two customers of the Company's Global Generics segment were ₹20,596 and ₹10,339, representing approximately 10% and 5%, respectively, of the Company's total revenues for the year ended 31 March 2022.

2.27 Description of the Group

A. Subsidiaries, step-down subsidiaries, joint ventures and other consolidating entities of the parent company are listed below

Entity	Country of incorporation	% of Direct/Indirect Ownership Interest
Subsidiaries		
Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)	India	100
Cheminor Investments Limited	India	100
Dr. Reddy's Bio Sciences Limited	India	100
Dr. Reddy's Formulations Limited	India	100
Dr. Reddy's Farmaceutica Do Brasil Ltda.	Brazil	100
Dr. Reddy's Laboratories SA	Switzerland	100
Idea2Enterprises (India) Private Limited	India	100
Imperial Credit Private Limited	India	100
Industrias Quimicas Falcon de Mexico, S.A.de C.V.	Mexico	100
Svaas Wellness Limited (Formerly known as Regkinetics Services Limited)	India	100
Step-down subsidiaries		
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100(3)
Aurigene Discovery Technologies Inc (liquidated on 23 March 2022)	USA	100(3)
Aurigene Pharmaceutical Services Limited, India	India	100(3)
beta Institut gemeinnützige GmbH	Germany	100(8)
betapharm Arzneimittel GmbH	Germany	100(8)
Chirotech Technology Limited	United Kingdom	100(2)(5)
DRL Impex Limited	India	100(1)
Dr. Reddy's Laboratories (Australia) Pty. Limited	Australia	100(10)
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	China	100(10)
Dr. Reddy's Laboratories B.V. (merged with Reddy Netherlands B.V., Netherlands effective 25 January 2023)	Netherlands	100(12)
Dr. Reddy's Laboratories Canada, Inc.	Canada	100(10)
Dr. Reddy's Laboratories Chile SPA.	Chile	100(10)
Dr. Reddy's Laboratories (EU) Limited	United Kingdom	100(10)
Dr. Reddy's Laboratories Inc.	USA	100(10)
Dr. Reddy's Laboratories Japan KK	Japan	100(10)
Dr. Reddy's Laboratories Karakhstan LLP	Kazakhstan	100(10)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Entity	Country of incorporation	% of Direct/Indirect Ownership Interest
Dr. Reddy's Laboratories LLC, Ukraine	Ukraine	100(10)
Dr. Reddy's Laboratories Louisiana LLC	USA	100(6)
Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	Malaysia	100(10)
Dr. Reddy's Laboratories New York, LLC	USA	100(6)
Dr. Reddy's Laboratories Philippines Inc.	Philippines	100(10)
Dr. Reddy's Laboratories (Proprietary) Limited	South Africa	100(10)
Dr. Reddy's Laboratories Romania S.R.L.	Romania	100(10)
Dr. Reddy's Laboratories SAS	Colombia	100(10)
Dr. Reddy's Laboratories Taiwan Limited	Taiwan	100(10)
Dr. Reddy's Laboratories (Thailand) Limited	Thailand	100(10)
Dr. Reddy's Laboratories (UK) Limited	United Kingdom	100(5)
Dr. Reddy's New Zealand Limited	New Zealand	100(10)
Dr. Reddy's (WUXI) Pharmaceutical Co. Ltd. (liquidated on 13 December 2021)	China	100(10)
Dr. Reddy's Research and Development B.V.	Netherlands	100(12)
Dr. Reddy's Srl	Italy	100(11)
Dr. Reddy's Venezuela, C.A.	Venezuela	100(10)
Dr. Reddy's Laboratories LLC	Russia	100(10)
DRS LLC (merged with Dr. Reddy's Laboratories LLC, Russia effective 01 July 2022)	Russia	100(9)
Lacock Holdings Limited	Cyprus	100(10)
Promius Pharma LLC	USA	100(6)
Reddy Holding GmbH	Germany	100(10)
Reddy Netherlands B.V.	Netherlands	100(10)
Reddy Pharma Iberia SAU	Spain	100(10)
Reddy Pharma Italia S.R.L.	Italy	100(7)
Reddy Pharma SAS	France	100(10)
Nimbus Health GmbH (from 24 February 2022)	Germany	100(8)
Joint ventures		
DRES Energy Private Limited	India	26(13)
Kunshan Rotam Reddy Pharmaceutical Company Limited	China	51.33(4)
Other consolidating entities		
Cheminor Employees Welfare Trust	India	Refer to footnote 14
Dr. Reddy's Employees ESOS Trust	India	Refer to footnote 14
Dr. Reddy's Research Foundation	India	Refer to footnote 14

(1) *Indirectly owned through Idea2Enterprises (India) Private Limited.*

(2) *Entities under liquidation.*

(3) *Indirectly owned through Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited).*

(4) *Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as per Indian Companies Act, 2013 as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company's consolidated financial statements.*

(5) *Indirectly owned through Dr. Reddy's Laboratories (EU) Limited.*

(6) *Indirectly owned through Dr. Reddy's Laboratories Inc.*

(7) *Indirectly owned through Lacock Holdings Limited.*

(8) *Indirectly owned through Reddy Holding GmbH.*

(9) *Indirectly owned through Dr. Reddy's Laboratories LLC.*

(10) *Indirectly owned through Dr. Reddy's Laboratories SA.*

(11) *Indirectly owned through Reddy Pharma Italia S.R.L.*

(12) *Indirectly owned through Reddy Netherlands B.V.*

(13) *Accounted in accordance with Ind AS 111, Joint Arrangements.*

(14) *The Company does not have any equity interests in this entity, but has significant influence or control over it.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

B. Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements:

Sl. No.	Name of the entity	As at 31 March 2023		For the year ended 31 March 2023					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
	Parent								
	Dr. Reddy's Laboratories Limited	87.92	2,04,742	57.97	26,128	441.32	(534)	56.94	25,594
	Subsidiaries								
	India								
1	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)	1.32	3,084	0.73	330	592.56	(717)	(0.86)	(387)
2	Cheminor Investments Limited	-	1	-	-	-	-	-	-
3	Dr. Reddy's Bio-Sciences Limited	0.12	270	(0.02)	(11)	-	-	(0.02)	(11)
4	DRL Impex Limited	-	(2)	-	-	-	-	-	-
5	Idea2Enterprises (India) Private Limited	0.66	1,536	-	-	-	-	-	-
6	Imperial Credit Private Limited	0.01	27	-	1	-	-	0.00	1
7	Svaas Wellness Limited (formerly Regkinetics Services Limited)	0.10	227	(0.57)	(257)	0.83	(1)	(0.57)	(258)
8	Aurigene Pharmaceutical Services Limited	(1.50)	(3,484)	0.23	104	(4.13)	5	0.24	109
9	Dr. Reddy's Formulations Limited	-	-	-	-	-	-	-	-
	Foreign								
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	0.02	48	0.01	3	(0.83)	1	0.01	4
2	beta Institut gemeinnützige GmbH	-	-	-	-	-	-	-	-
3	betapharm Arzneimittel GmbH	0.03	80	-	-	-	-	-	-
4	Chirotech Technology Limited	0.55	1,274	-	-	(22.31)	27	0.06	27
5	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	0.07	169	0.01	6	(0.83)	1	0.02	7
6	Dr. Reddy's Farmaceutica Do Brasil Ltda.	0.04	96	0.27	121	(0.83)	1	0.27	122
7	Dr. Reddy's Laboratories (Australia) Pty. Limited	(0.08)	(185)	0.10	44	(8.26)	10	0.12	54
8	Dr. Reddy's Laboratories Canada Inc.	0.25	578	0.16	70	-	-	0.16	70
9	Dr. Reddy's Laboratories Chile SPA.	0.03	78	0.09	39	(4.96)	6	0.10	45
10	Dr. Reddy's Laboratories (EU) Limited	1.11	2,580	(0.76)	(344)	(18.18)	22	(0.72)	(322)
11	Dr. Reddy's Laboratories Inc.	6.05	14,095	9.79	4,414	-	-	9.82	4,414
12	Dr. Reddy's Laboratories Japan KK	0.01	19	0.01	4	-	-	0.01	4
13	Dr. Reddy's Laboratories Kazakhstan LLP	0.18	411	0.29	130	(22.31)	27	0.35	157
14	Dr. Reddy's Laboratories LLC, Ukraine	0.23	546	0.29	130	43.80	(53)	0.17	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

B. Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements:

Sl. No.	Name of the entity	As at 31 March 2023		For the year ended 31 March 2023					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
15	Dr. Reddy's Laboratories Louisiana LLC	0.71	1,656	(2.27)	(1,022)	(72.73)	88	(2.08)	(934)
16	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	0.04	86	0.07	30	(1.65)	2	0.07	32
17	Dr. Reddy's Laboratories New York, LLC	0.17	397	(0.72)	(323)	(21.49)	26	(0.66)	(297)
18	Dr. Reddy's Laboratories Philippines Inc.	(0.03)	(78)	(0.03)	(15)	0.83	(1)	(0.03)	(16)
19	Dr. Reddy's Laboratories (Proprietary) Limited	0.22	514	0.16	73	53.72	(65)	0.02	8
20	Dr. Reddy's Laboratories Romania S.R.L.	0.39	901	0.32	143	(56.20)	68	0.47	211
21	Dr. Reddy's Laboratories SA	13.34	31,070	22.18	9,995	(18.18)	22	22.28	10,017
22	Dr. Reddy's Laboratories SAS	0.03	76	(0.09)	(40)	6.61	(8)	(0.11)	(48)
23	Dr. Reddy's Laboratories Taiwan Ltd.	0.01	22	0.01	3	-	-	0.01	3
24	Dr. Reddy's Laboratories (Thailand) Limited	0.10	236	0.07	33	(9.92)	12	0.10	45
25	Dr. Reddy's Laboratories (UK) Limited	1.87	4,354	1.26	567	(85.95)	104	1.49	671
26	Dr. Reddy's Research and Development B.V.	0.72	1,687	(1.93)	(872)	(105.79)	128	(1.66)	(744)
27	Dr. Reddy's Srl	(0.30)	(704)	0.14	64	36.36	(44)	0.04	20
28	Dr. Reddy's New Zealand Limited	0.03	80	0.04	17	0.83	(1)	0.04	16
29	Dr. Reddy's (WUXI) Pharmaceutical Co. Ltd.	-	-	-	-	0.83	(1)	(0.00)	(1)
30	Dr. Reddy's Venezuela, C.A.	(2.27)	(5,291)	(0.95)	(426)	-	-	(0.95)	(426)
31	Euro Bridge Consulting B.V.	-	-	-	-	101.65	(123)	(0.27)	(123)
32	Industrias Quimicas Falcon de Mexico, S.A. de CV	0.52	1,200	(0.49)	(219)	(181.82)	220	0.00	1
33	Lacock Holdings Limited	0.20	464	-	(2)	(0.83)	1	(0.00)	(1)
34	Dr. Reddy's Laboratories LLC	1.88	4,368	2.24	1,011	(170.25)	206	2.71	1,217
35	DRS LLC	-	-	0.07	31	(45.45)	55	0.19	86
36	Promius Pharma LLC	0.02	36	0.06	25	-	-	0.06	25
37	Reddy Holding GmbH	11.17	26,008	-	-	-	-	-	-
38	Reddy Netherlands B.V.	(0.11)	(257)	(0.24)	(107)	(0.83)	1	(0.24)	(106)
39	Reddy Pharma Iberia SAU	0.12	273	0.04	20	(5.79)	7	0.06	27
40	Reddy Pharma Italia S.R.L.	0.13	302	(0.01)	(4)	16.53	(20)	(0.05)	(24)
41	Reddy Pharma SAS	0.17	401	0.02	8	(24.79)	30	0.08	38
42	Nimbus Health GmbH	(0.10)	(225)	(1.43)	(645)	(4.13)	5	(1.42)	(640)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

B. Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements:

Sl. No.	Name of the entity	As at 31 March 2023: Net assets, i.e., total assets minus total liabilities — As % of consolidated net assets	Amount	For the year ended 31 March 2023: Share in profit or loss — As % of consolidated profit or loss	Amount	Share in OCI — As % of consolidated OCI	Amount	Share in total comprehensive income (TCI) — As % of consolidated TCI	Amount
	Joint ventures								
	India								
1	DRES Energy Private Limited	-	-	-	(2)	-	-	(0.00)	(2)
	Foreign								
1	Kunshan Rotam Reddy Pharmaceutical Company Limited	-	-	0.83	372	-	-	0.83	372
	Other consolidating entities								
	India								
1	Cheminor Employees Welfare Trust	0.14	321	0.02	11	-	-	0.02	11
2	Dr. Reddy's Research Foundation	-	5	-	-	-	-	-	-
	Sub total	128.99	2,95,757	91.77	41,351	315.69	(382)	91.14	40,969
	Less: Effect of intercompany adjustments / eliminations	(28.99)	(62,896)	8.23	3,722	(215.69)	261	8.86	3,983
	Total	100.00	2,32,861	100.00	45,073	100.00	(121)	100.00	44,952

Note: Net assets and share in profit or loss for the Parent Company, subsidiaries, joint ventures and other consolidating entities are as per the standalone financial statements of the respective entities.

2.28 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended 31 March 2023 and 31 March 2022 amounted to ₹46,466 and ₹38,858, respectively.

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the parent company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective 1 September 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies.

The components of gratuity cost recognised in the consolidated statement of profit and loss for the years ended 31 March 2023 and 31 March 2022 consist of the following:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Current service cost	364	328
Past service cost	17	-
Interest on defined benefit liability	30	33
Gratuity cost recognised in consolidated statement of profit and loss	**411**	**361**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at 31 March 2023	As at 31 March 2022
Present value of funded obligations	3,076	2,894
Fair value of plan assets	(3,093)	(2,350)
Net defined benefit liability / (asset) recognised	**(17)**	**544**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at 31 March 2023	As at 31 March 2022
Defined benefit obligations at the beginning of the year	2,894	2,628
Current service cost	364	328
Past service cost	17	
Interest on defined obligations	171	144
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	(61)	7
Actuarial loss/(gain) due to demographic assumptions	(32)	24
Actuarial loss/(gain) due to experience changes	67	60
Benefits paid	(344)	(293)
Liabilities (transferred)/ assumed*	0**	(4)
Defined benefit obligations at the end of the year	**3,076**	**2,894**

*Liabilities assumed/transferred

*During the year ended 31 March 2023 of ₹0** represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

During the year ended 31 March 2022 of ₹(4) represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.

**Rounded off to million.

Details of changes in the fair value of plan assets are as follows:

Particulars	As at 31 March 2023	As at 31 March 2022
Fair value of plan assets at the beginning of the year	2,350	1,997
Employer contributions	885	496
Interest on plan assets	141	111
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	62	43
Benefits paid	(344)	(293)
Assets (transferred)/acquired*	(1)	(4)
Plan assets at the end of the year	**3,093**	**2,350**

*Assets acquired/transferred

During the year ended 31 March 2023 ₹(1) represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.

During the year ended 31 March 2022 ₹(4) represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Sensitivity Analysis:

Particulars	As at 31 March 2023
Defined benefit obligation without effect of projected salary growth	2,000
Add: Effect of salary growth	1,076
Defined benefit obligation with projected salary growth	3,076
Defined benefit obligation, using discount rate minus 50 basis points	2,995
Defined benefit obligation, using discount rate plus 50 basis points	3,162
Defined benefit obligation, using salary growth rate plus 50 basis points	3,160
Defined benefit obligation, using salary growth rate minus 50 basis points	2,996

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Discount rate	7.30%	6.45%
Rate of compensation increase	9.00%	8.50%

The assumptions used to determine gratuity cost:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Discount rate	6.45%	6.00%
Rate of compensation increase	8.50%	8.00%

Contributions: The Company expects to contribute ₹ Nil to the Gratuity Plan during the year ending 31 March 2024.

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation at 31 March 2023 and 31 March 2022, by asset category, was as follows:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Funds managed by insurers	100%	100%
Others	-	-

The expected future cash flows in respect of gratuity as at 31 March 2023 were as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2024 (estimated)	0
Expected future benefit payments	
31 March 2025	496
31 March 2026	469
31 March 2027	444
31 March 2028	417
31 March 2029	388
Thereafter	2,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Pension plan of the Company's subsidiary, Industrias Quimicas Falcon de Mexico

All employees of the Company's Mexican subsidiary, Industrias Quimicas Falcon de Mexico ("Falcon"), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

The components of net pension cost recognised in the consolidated statement of profit and loss for the years ended 31 March 2023 and 31 March 2022 consist of the following:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Current service cost	15	16
Interest on defined benefit liability	4	10
Total cost recognised in consolidated statement of profit and loss	**19**	**26**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at 31 March 2023	As at 31 March 2022
Present value of funded obligations	291	271
Fair value of plan assets	(248)	(215)
Net defined benefit liability recognised	**43**	**56**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at 31 March 2023	As at 31 March 2022
Defined benefit obligations at the beginning of the year	271	307
Current service cost	15	16
Interest on defined obligations	27	23
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	(27)	(40)
Actuarial loss/(gain) due to change in demographic	(3)	
Actuarial loss/(gain) due to experience changes	32	3
Benefits paid	(74)	(58)
Foreign exchanges differences	50	20
Defined benefit obligations at the end of the year	**291**	**271**

Details of changes in the fair value of plan assets are as follows:

Particulars	As at 31 March 2023	As at 31 March 2022
Fair value of plan assets at the beginning of the year	215	169
Employer contributions	74	84
Interest on plan assets	23	15
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	(32)	(6)
Benefits paid	(74)	(58)
Foreign exchanges differences	41	11
Plan assets at the end of the year	**248**	**215**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Sensitivity Analysis:

Particulars	As at 31 March 2023
Defined benefit obligation without effect of projected salary growth	205
Add: Effect of salary growth	86
Defined benefit obligation with projected salary growth	291
Defined benefit obligation, using discount rate minus 50 basis points	303
Defined benefit obligation, using discount rate plus 50 basis points	281
Defined benefit obligation, using salary growth rate plus 50 basis points	303
Defined benefit obligation, using salary growth rate minus 50 basis points	280

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Discount rate	10.50%	9.25%
Rate of compensation increase	4.50%	4.50%

The assumptions used to determine defined benefit cost:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Discount rate	9.25%	7.75%
Rate of compensation increase	4.50%	4.50%

Contributions: The Company expects to contribute ₹ Nil to Falcon defined benefit plans during the year ending 31 March 2023.

Disaggregation of plan assets: The Falcon pension plan's weighted-average asset allocation as of 31 March 2023 and 31 March 2022, by asset category was as follows:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Funds managed by insurers	50%	50%
Others	50%	50%

The expected future cash flows in respect of post-employment benefit plans in Mexico as at 31 March 2023 were as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2024 (estimated)	0
Expected future benefit payments	
31 March 2025	5
31 March 2026	6
31 March 2027	11
31 March 2028	22
31 March 2029	29
Thereafter	710

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹1,142 and ₹1,013 to the provident fund plan during the years ended 31 March 2023 and 31 March 2022, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹127 and ₹83 to the superannuation plan during the years ended 31 March 2023 and 31 March 2022, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed ₹171 and ₹131 to the 401(k) retirement savings plan during the years ended 31 March 2023 and 31 March 2022, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹214 and ₹163 to the National Insurance during the years ended 31 March 2023 and 31 March 2022, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increase this entitlement. The total liability recorded by the Company towards this obligation was ₹1,059 and ₹1,061 as at 31 March 2023 and 31 March 2022, respectively.

2.29 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan, 2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on 28 July 2004 and on 27 July 2005, provides for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹5 per option).

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of a stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

The term of the DRL 2002 plan was extended for a period of 10 years effective as of 29 January 2012 by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended 31 March 2023 and 31 March 2022 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended 31 March 2023 and 31 March 2022 and there were no stock options outstanding under this category as at 31 March 2023 and 31 March 2022.

Category B — Par Value Options: Stock options activity under this category during the years ended 31 March 2023 and 31 March 2022 was as set forth in the below table.

Particulars	For the year ended 31 March 2023			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted
Outstanding at the beginning of the year	207,175	5.00	5.00	74
Granted during the year	-	5.00	5.00	-
Expired/forfeited during the year	(14,476)	5.00	5.00	-
Exercised during the year	(40,363)	5.00	5.00	-
Outstanding at the end of the year	152,336	5.00	5.00	65
Exercisable at the end of the year	27,094	5.00	5.00	41

Particulars	For the Year Ended 31 March 2022			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted
Outstanding at the beginning of the year	217,253	5.00	5.00	69
Granted during the year	106,870	5.00	5.00	91
Expired/forfeited during the year	(30,322)	5.00	5.00	-
Exercised during the year	(86,626)	5.00	5.00	-
Outstanding at the end of the year	**207,175**	**5.00**	**5.00**	**74**
Exercisable at the end of the year	**21,235**	**5.00**	**5.00**	**43**

The weighted average grant date fair value of options granted during the years ended 31 March 2022 was ₹4,985 per option, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2023 and 31 March 2022 was ₹4,426 and ₹4,948 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2023 and 31 March 2022 was ₹171 and ₹428, respectively. As at 31 March 2023, options outstanding had an aggregate intrinsic value of ₹703 and options exercisable had an aggregate intrinsic value of ₹125.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan")

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹5 per option).

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended 31 March 2023 and 31 March 2022 was as follows:

Category A - Fair Market Value Options

Particulars	For the year ended 31 March 2023			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	266,214	1,982.00 to 5,301.00	2,823.04	56
Granted during the year	94,302	3,905.80	3,905.80	96
Expired/forfeited during the year	-	-	-	-
Exercised during the year	(4,335)	2,607.00 to 3,679.00	2,948.77	-
Outstanding at the end of the year	356,181	1,982.00 to 5,301.00	3,108.24	54
Exercisable at the end of the year	198,181	1,982.00 to 5,301.00	2,574.27	36

Category A - Fair Market Value Options

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	270,340	1,982.00 to 3,679.00	2,791.65	67
Granted during the year	5,144	5,301.00	5,301.00	90
Expired/forfeited during the year	(3,150)	3,679.00	3,679.00	-
Exercised during the year	(6,120)	2,607.00 to 3,679.00	3,078.55	-
Outstanding at the end of the year	**266,214**	**1,982.00 to 5,301.00**	**2,823.04**	**56**
Exercisable at the end of the year	**132,845**	**1,982.00 to 3,679.00**	**2,457.33**	**41**

The weighted average grant date fair value of options granted during the years ended 31 March 2023 and 31 March 2022 was ₹1,497 and ₹1,841 per option, respectively. The weighted average share prices on the date of exercise of options during the years ended 31 March 2023 and 31 March 2022 was ₹4,302 and ₹4,967 per share, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The aggregate intrinsic value of options exercised during the years ended 31 March 2023 and 31 March 2022 was ₹6 and ₹12, respectively. As at 31 March 2023, options outstanding had an aggregate intrinsic value of ₹539 and options exercisable had an aggregate intrinsic value of ₹300.

Category B — Par Value Options

Particulars	For the year ended 31 March 2023			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	147,015	5.00	5.00	68
Granted during the year	51,270	5.00	5.00	95
Expired/forfeited during the year	(40,060)*	5.00	5.00	-
Exercised during the year	(57,329)	5.00	5.00	-
Outstanding at the end of the year	100,896	5.00	5.00	68
Exercisable at the end of the year	12,467	5.00	5.00	39

*Pursuant to approval by nomination, Governance and Compensation commitee, 37,268 granted options were cancelled on 27 October 2022.

Category B — Par Value Options

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	141,999	5.00	5.00	71
Granted during the year	55,884	5.00	5.00	90
Expired/forfeited during the year	(18,996)	5.00	5.00	-
Exercised during the year	(31,872)	5.00	5.00	-
Outstanding at the end of the year	**147,015**	**5.00**	**5.00**	**68**
Exercisable at the end of the year	**27,929**	**5.00**	**5.00**	**40**

The weighted average grant date fair value of options granted during the years ended 31 March 2023 and 31 March 2022 was ₹4,224 and ₹5,235, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2023 and 31 March 2022 was ₹4,331 and ₹4,975, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2023 and 31 March 2022 was ₹248 and ₹158, respectively. As at 31 March 2023, options outstanding had an aggregate intrinsic value of ₹466 and options exercisable had an aggregate intrinsic value of ₹58.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan")

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on 27 July 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	2,500,000	1,500,000	4,000,000
Options reserved against ADRs	-	1,000,000	1,000,000
Total	2,500,000	2,500,000	5,000,000

During the year ended 31 March 2023, an aggregate of 48,032 equity shares representing unappropriated inventory of shares that are not backed by grants, acquired through secondary market acquisitions were sold for an aggregate consideration of ₹ 211 in the secondary market pursuant to requirements under Chapter II Regulation 3(12) of the SEBI (share based employee benefits and sweat equity) Regulations, 2021.

The outstanding shares purchased from secondary market as of 31 March 2023 and 2022, are 371,144 and 468,471 shares for an aggregate consideration of ₹1,269 and ₹1,601, respectively.

Stock option activity under the DRL 2018 Plan during the years ended 31 March 2023 and 31 March 2022 was as follows:

Fair Market Value Options

Particulars	For the year ended 31 March 2023			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	251,035	2,607 to 5,301	3,170.57	64
Granted during the year	189,289	3,905.80 to 4,338	3,931.91	95
Expired/forfeited during the year	(24,152)	2,607 to 5,310	3,510.83	-
Exercised during the year	(49,295)	2,607 to 3,679	2,918.78	-
Outstanding at the end of the year	366,877	2,607 to 5,301	3,574.91	69
Exercisable at the end of the year	104,920	2,607 to 5,301	3,002.16	43

Fair Market Value Options

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price (₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	385,930	2,607.00 to 3,679.00	3,056.51	71
Granted during the year	8,856	4,662.70 to 5,310.00	5,289.76	90
Expired/forfeited during the year	(37,021)	2,607.00 to 5,310.00	3,157.39	-
Exercised during the year	(106,730)	2,607.00 to 3,679.00	2,938.55	-
Outstanding at the end of the year	**251,035**	**2,607.00 to 5,301.00**	**3,170.57**	**64**
Exercisable at the end of the year	**68,130**	**2,607.00 to 3,679.00**	**2,859.13**	**47**

The weighted average grant date fair value of options granted during the years ended 31 March 2023 and 31 March 2022 was ₹1,492 and ₹1,848 per option, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2023 and 31 March 2022 was ₹4,388 and ₹4,922 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2023 and 31 March 2022 was ₹72 and ₹212, respectively. As at 31 March 2023 options outstanding had an aggregate intrinsic value of ₹384 and options exercisable had an aggregate intrinsic value of ₹110.

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, the DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behaviour of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity.

Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognised in the consolidated statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

Particulars	Grants made on		
	24 January 2023	27 October 2022	27 October 2022
Expected volatility	27.73%	26.88%	28.13%
Exercise price	4,338.00	5.00	4,443.00
Option life	5.0 Years	2.75 Years	5.0 Years
Risk free interest rate	7.21%	7.09%	7.35%
Expected dividends	0.71%	0.67%	0.67%
Grant date share price	4,253.00	4,491.00	4,491.00

Particulars	Grants made on	
	27 July 2022	27 July 2022
Expected volatility	28.41%	27.65%
Exercise price	4,212.00	3.00
Option life	5.0 Years	6.0 Years
Risk free interest rate	7.13%	6.81%
Expected dividends	0.70%	0.70%
Grant date share price	4,260.00	4,260.00

Particulars	Grants made on		
	19 May 2022	19 May 2022	19 May 2022
Expected volatility	28.27%	28.28%	28.32%
Exercise price	3,906.00	3,906.00	3,006.00
Option life	5.5 Years	4.5 Years	5.0 Years
Risk free interest rate	7.24%	7.12%	7.17%
Expected dividends	0.76%	0.76%	0.76%
Grant date share price	3,929.00	3,929.00	3,929.00

Particulars	Grants made on		
	28 October 2021	28 October 2021	28 October 2021
Expected volatility	29.20%	28.53%	29.04%
Exercise price	4,663.00	5.00	5.00
Option life	5.0 Years	2.5 Years	5.0 Years
Risk free interest rate	5.94%	4.86%	5.99%
Expected dividends	0.55%	0.55%	0.54%
Grant date share price	4,570.00	4,570.00	4,570.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Particulars	Grants made on	
	13 May 2021	23 May 2021
Expected volatility	29.38%	30.02%
Exercise price	5,301.00	5.00
Option life	5.0 Years	2.5 Years
Risk free interest rate	5.70%	4.64%
Expected dividends	0.47%	0.47%
Grant date share price	5,301.00	5,301.00

Share-based payment expense

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Equity settled share-based payment expense[1]	397	592
Cash settled share-based payment expense[2]	247	148
	644	740

[1] *As at 31 March 2023 and 31 March 2022, there was ₹[illegible] and ₹[illegible], respectively, of total unrecognised compensation cost related to unvested stock options. This cost is expected to be recognised over a weighted-average period of [illegible] years and [illegible] years, respectively.*

[2] *Certain of the Company's employees are eligible for share-based payment awards that are settled in cash. These awards entitle the employees to a cash payment, on the exercise date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company's ADRs at the time of vesting. As at 31 March 2023 and 31 March 2022, there was ₹[illegible] and ₹[illegible], respectively, of total unrecognised compensation cost related to unvested awards. This cost is expected to be recognised over a weighted-average period of [illegible] years and [illegible] years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.*

2.30 Income taxes

a. Income tax expense/ (benefit) recognised in the statement of profit and loss

Income tax expense recognised in the statement of profit and loss consists of the following:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Current taxes		
Domestic	8,768	4,180
Foreign	(624)	6,833
	8,144	11,013
Deferred taxes		
Domestic	3,941	2,165
Foreign	3,327	(4,389)
	7,268	(2,224)
Total income tax expense recognised in the consolidated statement of profit and loss	15,412	8,789

b. Income tax expense/(benefit) recognised directly in equity

Income tax expense/(benefit) recognised directly in equity consist of the following:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Tax effect on changes in fair value of investments	-	(293)
Tax effect on foreign currency translation difference	48	-
Tax effect on effective portion of change in fair value of cash flow hedges	(354)	288
Tax effect on actuarial gains/losses on defined benefit obligations	44	(12)
Total income tax (benefit)/ expense recognised in the equity	(262)	(17)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

c) Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended 31 March 2023 and 31 March 2022:

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022
Profit before income taxes	60,496	30,614
Enacted tax rate in India	34.94%	34.94%
Computed expected tax expense	21,134	10,697
Effect of:		
Differences between Indian and foreign tax rates	(3,809)	(17)
Unrecognised deferred tax assets/(recognition of previously unrecognised deferred tax assets), net	(760)	351
Expenses not deductible for tax purposes	201	308
Income exempt from income taxes	(769)	(1,619)
Foreign exchange differences	(204)	(58)
Tax expense on distributed/undistributed earnings of subsidiary outside India	-	(220)
Income from sale of capital assets	(602)	(305)
Others	221	(248)
Income tax expense	15,412	8,789
Effective tax rate	25.48%	28.71%

The Company's effective tax rate for the year ended 31 March 2023 was lower as compared to the year ended 31 March 2022 primarily on account of >

- Changes in the Company jurisdictional mix of earnings (i.e., an increase in the proportion of the Company profits from lower tax jurisdictions and decrease in proportion of the Company profits from higher tax jurisdictions) for the year ended 31 March 2023, as compared to year ended 31 March 2022 and,
- recognition of previously unrecognised deferred tax asset on operating tax losses primarily pertaining to Dr. Reddy's Laboratories SA, Switzerland as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilised.
- The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its "Tax expense, net" for the year ended 31 March 2023.

d) Unrecognised deferred tax assets and liabilities

The details of unrecognised deferred tax assets and liabilities are summarised below:

Particulars	As at 31 March 2023	As at 31 March 2022
Deductible temporary differences, net	267	515
Operating tax loss carry-forward	4,072	4,590
	4,339	5,105

During the year ended 31 March 2023, the Company recognised deferred tax assets on certain operating tax losses primarily pertaining to Dr. Reddy's Laboratories SA, Switzerland, as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilised.

Deferred income tax liability is not provided on undistributed earnings of ₹31,724 and ₹19,891 as of 31 March 2023 and 2022, respectively of subsidiaries, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

e) Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at 31 March 2023	As at 31 March 2022
Deferred tax assets/(liabilities):		
Inventory	3,346	3,164
Minimum Alternate Tax*	-	3,930
Trade receivables	1,712	5,683
Operating tax loss and interest loss carry-forward	2,124	2,153
Current liabilities and provisions	2,180	1,079
Property, plant and equipment	(3,019)	(3,137)
Investments	88	287
Others	(139)	(403)
Net deferred tax assets	6,292	12,756

* As per Indian tax laws, companies are liable for a Minimum Alternate Tax ("MAT") when current tax, as computed under the provisions of the Income Tax Act, 1961 ("Tax Act"), is determined to be below the MAT computed under section 115JB of the Tax Act. For any year the Company pays a MAT, then it is entitled to claim credit of the MAT paid over and above the normal tax liability in the subsequent years. The MAT credit is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years starting from the succeeding fiscal year in which such credit was generated. During the year ended 31 March 2023 the company has utilised the available mat credit.

In assessing whether the deferred income tax assets will be realised, management considers whether some portion or all of the deferred income tax assets will not be realised. The ultimate realisation of the deferred income tax assets and tax loss carry-forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realise the benefits of those recognised deductible differences and tax loss carry-forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various upcoming fiscal years.

f) Movement in deferred tax assets and liabilities during the years ended 31 March 2023 and 31 March 2022

The details of movement in deferred tax assets and liabilities are summarised below:

Particulars	As at 1 April 2022	Recognised in the statement of profit and loss	Recognised in equity	As at 31 March 2023
Deferred tax assets				
Inventory	3,164	182	-	3,346
Minimum Alternate Tax	3,930	(3,930)	-	-
Trade receivables	5,683	(3,971)	-	1,712
Operating/other tax loss carry forward	2,153	(29)		2,124
Current liabilities and provisions	1,079	791	310	2,180
Property, plant and equipment	(3,137)	118	-	(3,019)
Investments	287	(199)	-	88
Others	(403)	312	(48)	(139)
Net deferred tax assets	12,756	(6,726)	262	6,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

Particulars	As at 1 April 2021	Recognised in the statement of profit and loss	Recognised in equity	As at 31 March 2022
Deferred tax assets				
Inventory	3,987	(823)	-	3,164
Minimum Alternate Tax	4,749	(819)	-	3,930
Trade receivables	889	4,794	-	5,683
Operating/other tax loss carry forward	2,745	(592)	-	2,153
Current liabilities and provisions	1060	295	(276)	1,079
Property, plant and equipment	(2,723)	(414)	-	(3,137)
Investments	(130)	124	293	287
Others	(180)	(223)	-	(403)
Net deferred tax assets	**10,397**	**2,342**	**17**	**12,756**

The amounts recognised in the consolidated statement of profit and loss for the years ended 31 March 2023 and 31 March 2022 include ₹542 and ₹118 respectively, which represent exchange differences arising due to foreign currency translations.

g) Uncertain tax positions

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is ₹ 3,384, and accordingly, no provision is made in these consolidated financial statements as at 31 March 2023.

2.31 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as at 31 March 2023 and 31 March 2022 were as follows:

Particulars	As at 31 March 2023		As at 31 March 2022	
	Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets				
Cash and cash equivalents	5,779	5,779	14,852	14,852
Other bank balances	11,523	11,523	9,340	9,340
Investments[1]	45,156	45,156	21,841	21,841
Trade receivables	72,485	72,485	66,818	66,818
Derivative instruments	1,232	1,232	1,906	1,906
Other financial assets	5,677	5,677	4,347	4,347
Total	**141,852**	**141,852**	**119,104**	**119,104**
Financial liabilities				
Trade payables	22,684	22,684	22,662	22,662
Long-term borrowings	-	-	3,900	3,900
Short-term borrowings	11,190	11,190	27,082	27,082
Lease liabilities	2,282	2,282	2,963	2,963
Derivative instruments	137	137	479	479
Other financial liabilities	29,175	29,175	24,832	24,832
Total	**65,468**	**65,468**	**81,818**	**81,818**

[1] Interest accrued but not due on investments is included in other financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at 31 March 2023:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	38,180	-	-	38,180
FVTPL - Financial asset - Investment in limited liability partnership firm[2]			378	378
FVTPL - Financial asset - Investment in equity securities	70	-	1	71
FVTOCI - Financial asset - Investment in equity securities	281	-	-	281
FVTOCI - Financial asset - Investment in market linked debentures	994	-	-	994
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	1095	-	1096

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at 31 March 2022:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	16,751	-	-	**16,751**
FVTPL - Financial asset - Investment in limited liability partnership firm[2]	-	-	386	**386**
FVTPL - Financial asset - Investment in equity securities	200	-	1	**201**
FVTOCI - Financial asset - Investment in equity securities	998	-	-	**998**
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	1,427	-	**1,427**

[1] *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward, option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

[2] *Fair value of these instruments is determined based on independent valuation report, which considers net assets value method.*

As at 31 March 2023 and 31 March 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹1,232 and ₹137, respectively, as at 31 March 2023 as compared to derivative financial asset and derivative financial liability of ₹1,906 and ₹479, respectively, as at 31 March 2022 towards these derivative financial instruments.

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts to hedge highly probably forecast transactions during the applicable year ended :

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2023
Net gain/ (loss) recognised as a part of consolidated statement of profit and loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	62	245
Net gain/(loss) recognised in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognised as component of revenue	(905)	383
Net gain/(loss) reclassified from equity and recognised as component of revenue occurrence of forecasted transaction	(4,375)	525

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a gain of ₹379 as at 31 March 2023, as compared to a loss of ₹1,284 as at 31 March 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at 31 March 2023:

Particulars	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	RUB	INR	RUB 2,614	Sell
	Forward contract	US$	INR	US$ 496	Sell
	Forward contract	ZAR	INR	ZAR 84	Sell
	Forward contract	GBP	INR	GBP 13	Sell
	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	CAD	INR	CAD 2	Sell
	Forward contract	EUR	INR	EUR 1	Sell
	Forward contract	US$	BRL	USD 2	Buy
	Forward contract	US$	CLP	USD 3	Buy
	Forward contract	US$	COP	USD 9	Buy
	Forward contract	US$	MXN	USD 10	Buy
	Forward contract	US$	RON	USD 21	Buy
	Forward contract	EUR	US$	EUR 65	Buy
	Forward contract	GBP	US$	GBP 52	Buy
	Forward contract	US$	AUS	USD 4	Buy
	Option contract	US$	INR	USD 45	Sell
Hedges of highly probable forecast transactions	Forward contract	US$	INR	US$ 172	Sell
	Forward contract	RUB	INR	RUB 3,800	Sell
	Forward contract	AUD	INR	AUD 4	Sell
	Option contract	USD	INR	US$ 657	Sell
	Option contract	RUB	US$	RUB 4,000	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at 31 March 2022.

Particulars	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	GBP	INR	GBP 9	Sell
	Forward contract	RUB	INR	RUB 7,371	Sell
	Forward contract	US$	INR	US$ 720	Sell
	Forward contract	US$	MXN	US$ 21	Buy
	Forward contract	ZAR	INR	ZAR 31	Sell
	Forward contract	US$	RUB	US$ 1	Buy
	Forward contract	US$	RON	US$ 12	Buy
	Forward contract	US$	AUD	US$ 4	Buy
	Forward contract	GBP	U.S $	GBP 46	Buy
	Forward contract	EUR	U.S $	EUR 47	Buy
	Forward contract	US$	KZT	US$ 0	Buy
	Forward contract	US$	CLP	US$ 3	Buy
	Forward contract	US$	COP	US$ 7	Buy
	Forward contract	US$	BRL	US$ 2	Buy
	Forward contract	EUR	INR	EUR 2	Sell
	Forward contract	US$	THB	US$ 2	Buy
	Option contract	US$	INR	US$ 60	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	RUB	INR	RUB 9,600	Sell
	Forward contract	US$	INR	US$ 68	Sell
	Forward contract	ZAR	INR	ZAR 122	Sell
	Option contract	US$	INR	US$ 275	Sell

[1] "INR" means Indian Rupees, "US$" means United States dollars, "RON" means Romanian new leu, "GBP" means U.K. pounds sterling, "AUD" means Australian dollars, "CHF" means Swiss francs, "ZAR" means South African rands, "EUR" means Euros, "BRL" means Brazilian reals, "CLP" means Chilean pesos, "COP" means Colombian pesos, "KZT" means Kazakhstan tenges, "MXN" means Mexican pesos, "UAH" means Ukrainian hryvnias, "RUB" means Russian roubles and "THB" means Thai bahts. "ZAR" means South African Rands, "MXN" means Mexican Peso, "UAH" means Ukrainian Hryvnia, "EUR" means Euro, "COP" means Colombian Peso, "THB" means Thai Baht, "KZT" means Kazakhstani Tenge, "BRL" means Brazilian Real, "RON" means Romanian Leu, "CLP" means Chilean peso and "CAD" means Canadian dollar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at 31 March 2023	As at 31 March 2022
Cash flows in United States dollars		
Not later than one month	5,505	2,652
Later than one month and not later than three months	11,011	5,305
Later than three months and not later than six months	16,516	6,139
Later than six months and not later than one year	30,567	11,824
	63,600	**25,921**
Cash flows in Russian Roubles		
Not later than one month	560	460
Later than one month and not later than three months	1,665	1,512
Later than three months and not later than six months	4,545	3,528
Later than six months and not later than one year	1,030	3,331
	7,800	**8,832**
Cash flows in South African Rands		
Not later than one month	-	41
Later than one month and not later than three months	-	98
Later than three months and not later than six months	-	146
Later than six months and not later than one year	-	350
	-	**635**
Cash flows in Australian Dollars		
Not later than one month	-	10
Later than one month and not later than three months	28	60
Later than three months and not later than six months	55	48
Later than six months and not later than one year	149	134
	232	**252**

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/loss of ₹ Nil, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognised in the statement of other comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognised as part of the foreign exchange gains and losses and finance costs. Accordingly the Company has recorded, as part of consolidated statement of profit and loss, a net gain of ₹ Nil and ₹32 for the year ended 31 March 2023 and 31 March 2022, respectively.

The Company had outstanding cross currency swap against INR Borrowing of ₹ Nil as at 31 March 2023 and ₹ Nil as on 31 March 2022. The swap hedges the principal repayment of underlying INR liability and transforms it into US$ Principal repayment liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros) and foreign currency borrowings (in United States dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.31 to these consolidated financial statements.

In respect of the Company's forward and option contracts, a 10% increase/(decrease) in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

a) a ₹5,902/(5,905) increase/(decrease) in the Company's hedging reserve before tax and a ₹3,118/(3,118) increase/(decrease) in the Company's profit from such contracts, as at 31 March 2023;

b) a ₹3,168/(2,937) increase/(decrease) in the Company's hedging reserve before tax and a ₹5,378/(5,375) increase/(decrease) in the Company's profit from such contracts, as at 31 March 2022.

The following table analyses foreign currency risk from non-derivative financial instruments as at 31 March 2023:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others[(1)]	Total
Assets					
Cash and cash equivalents	2,613	228	60	131	3,032
Investments	6,263	-	-	-	6,263
Trade receivables	51,106	266	978	294	52,644
Other financial assets	627	31	1,250	14	1,922
Total	**60,609**	**525**	**2,288**	**439**	**63,861**
Liabilities					
Trade payables	9,745	2,496	530	302	13,073
Lease liabilities	1,346	90	19	102	1,557
Other financial liabilities	8,433	81	104	540	9,158
Total	**19,524**	**2,667**	**653**	**944**	**23,788**

(1) Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

The following table analyses foreign currency risk from non-derivative financial instruments as at 31 March 2022:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others[(1)]	Total
Assets					
Cash and cash equivalents	11,468	205	80	87	11,840
Investments	26	-	-	-	26
Trade receivables	44,443	382	945	144	45,914
Other financial assets	125	19	3	17	164
Total	**56,062**	**606**	**1,028**	**248**	**57,944**
Liabilities					
Trade payables	5,857	1,467	455	258	8,037
Short term borrowings	1,885	29	16	52	1,982
Other financial liabilities	5,321	698	123	438	6,580
Total	**13,063**	**2,194**	**594**	**748**	**16,599**

(1) Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.

For the years ended 31 March 2023 and 31 March 2022, every 10% depreciation/appreciation in the foreign exchange rate between the Indian rupee and the respective currencies for the above-mentioned financial assets/liabilities would affect the Company's net profit by ₹4,007 and ₹4,135, respectively.

Interest rate risk

As at 31 March 2023, the Company had loans with floating interest rates as follows: ₹648 of loans carrying a floating interest rate of CDI + 1.2% and ₹2,414 of loans carrying a floating interest rate of TIIE + 1.15%.

As at 31 March 2022, the Company had loans with floating interest rates as follows: ₹4,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill less 5 bps; ₹13,800 of loans carrying a floating interest rate of 3 Months India Treasury Bill; ₹411 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 25 bps; ₹1,137 of loans carrying a floating interest rate of 1 Month LIBOR + 80 bps; ₹800 of loans carrying a floating interest rate of CDI + 1.79% and ₹2,017 of loans carrying a floating interest rate of TIIE + 1.15%.

For the years ended 31 March 2023 and 31 March 2022, every 10% increase or decrease in the floating interest rate component (i.e., Indian Treasury Bill, LIBOR, CDI and TIIE) applicable to its loans and borrowings would affect the Company's net profit by ₹37 and ₹89, respectively.

The Company's investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short and long durations, and therefore do not expose the Company to significant interest rates risk.

For ditles of the companies short-term and long-term loans and borrowings, including interest profits, refer note 2.11 A and B of this consolidated financial statements.

Note that "CDI" means Brazilian interbank deposit rate (Certifi cado de Depósito Interbancário), "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), and "LIBOR" means the London Inter-bank Offered Rate.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As at 31 March 2023, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at 31 March 2023. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

The ageing of trade receivables is given below:

Particulars	As at 31 March 2023	As at 31 March 2022
Neither past due nor impaired	65,528	51,505
Past due		
Less than 365 days	7,092	15,501
More than 365 days	1,123	1,006
	73,743	68,012
Less: Allowance for credit losses	(1,258)	(1,194)
Total	**72,485**	**66,818**

See Note 2.7 B of these consolidated financial statements for the activity in the allowance for credit losses.
Other than trade receivables, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2023, and 31 March 2022, the Company had uncommitted lines of credit from banks of ₹68,516 and ₹39,989 respectively.

As at 31 March 2023, the Company had working capital of ₹118,534, including cash and cash equivalents of ₹5,779, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months), bonds and commercial paper of ₹16,745, and investments in mutual funds of ₹38,180.

As at 31 March 2022, the Company had working capital of ₹80,165, including cash and cash equivalents of ₹14,852, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months), bonds and commercial paper of ₹12,562, and investments in mutual funds of ₹16,751.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at 31 March 2023:

Particulars	2024	2025	2026	2027	Thereafter	Total
Trade payables	22,684	-	-	-	-	22,684
Short-term borrowings	11,190	-	-	-	-	11,190
Derivative instruments	137	-	-	-	-	137
Other financial liabilities	29,175	-	-	-	-	29,175

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under finance leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at 31 March 2022:

Particulars	2023	2024	2025	2026	Thereafter	Total
Trade payables	22,862	-	-	-	-	22,862
Short-term borrowings	27,082	-	-	-	-	27,082
Derivative instruments	479	-	-	-	-	479
Other financial liabilities	24,832	-	-	-	-	24,832

2.33 Contingent liabilities and commitments

A. Contingent liabilities (claims against the Company not acknowledged as debts)

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company based on internal and external legal advice discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its consolidated financial statements or cashflows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cashflow in a given period.

Product and patent related matters

Launch of product

On 14 June 2018, the U.S. FDA granted the Company final approval for buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the "Delaware District Court"), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company's commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the United States immediately following the U.S. FDA approval on 14 June 2018. On 12 July 2019 the U.S. Court of Appeals for the Federal Circuit ("the Court of Appeals") affirmed the Delaware District Court's ruling that the Company's generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware District Court's case (U.S. patent numbers 8,603,514 and 8,015,150).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

After the Delaware District Court's decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional U.S. patents (numbers 9,687,454, 9,855,221 and 9,931,305) in the U.S. District Court for the District of New Jersey (the "New Jersey District Court"), styled Indivior Inc. et al. v. Dr. Reddy's Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on 15 June 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior's motion alleged that the Company's generic sublingual film product infringed one of three U.S. patents (number 9,931,305) at issue in the New Jersey District Court. Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on 14 July 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the order, Indivior was required to and did post a bond of US$72 million to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

On 20 November 2018, the Court of Appeals issued a decision vacating the preliminary injunction. The Court of Appeals denied Indivior's petition for rehearing on 4 February 2019.

Indivior subsequently filed two emergency motions in the Court of Appeals to stay issuance of the mandate and to keep the preliminary injunction in place, which the Court of Appeals denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate.

Indivior's petition was denied by the Chief Justice of the U.S. Supreme Court on 19 February 2019, and the mandate was issued on the same day. The Company resumed sales of its generic sublingual film product after the mandate was issued.

On 19 February 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior's claims under U.S. patent number 9,855,221. On 5 November 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on 8 January 2020, the New Jersey District Court entered a stipulated order that the Company's generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court's claim construction order. The Company filed a motion requesting that the New Jersey District Court enter partial final judgment in the Company's favor relating to the allegations of infringement of U.S. patent number 9,931,305, which the District Court denied without prejudice on 24 August 2020, pending resolution of Indivior's allegations relating to U.S. patent number 9,687,454.

On 11 November 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior appealed the Magistrate Judge's ruling to the New Jersey District Court Judge and, on 24 August 2020, the New Jersey District Court Judge denied Indivior's appeal. The District Court did grant Indivior's motion to bifurcate the patent claims and the antitrust claims into two separate trials. Fact discovery closed on 29 January 2021, and expert discovery closed on 24 September 2021. Indivior filed a motion for summary judgment that it is immune from antitrust liability under the Noerr-Pennington doctrine and that the Company is not entitled to seek damages in excess of the injunction bond. The Company has filed a motion for summary judgment that Indivior's remaining claims for patent infringement are barred by the doctrines of issue preclusion, claim preclusion, and prosecution laches and that Indivior's damages claim should be limited to a reasonable royalty. Summary judgment briefing closed on 12 January 2022. No trial date had been set.

In addition to the District Court proceeding, on 13 November 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of U.S. patent number 9,687,454 before the Patent Trial and Appeal Board ("PTAB"). On 13 June 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. The PTAB heard oral argument in the pending inter-partes review challenge on 3 March 2020.

On 2 June 2020, the PTAB issued a final written decision in the Company's favor finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of U.S. Patent No. 9,687,454 ("the 454 patent") were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the final written decision. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. Indivior filed a timely notice of appeal of the PTAB's Final Written Decision (" FWD") for claims 1-5, 7, and 9-14, and the Company cross appealed the PTAB's FWD on claim 8 On 24 November 2021, a panel of the Federal Circuit issued a decision affirming the PTAB's decision in all respects. On 26 January 2022, Indivior filed a petition with the Federal Circuit seeking rehearing of the panel's decision. On 16 March 2022, the Federal Circuit denied Indivior's petition for rehearing and, the mandate was issued on 23 March 2022. As a result of the Federal Circuit's decision, the only remaining valid claims of the 454 patent to be litigated before the district court were claims 6 and 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

On 23 June 2022, the Company entered into a settlement agreement with Indivior Inc. and Indivior UK Limited, and Aquestive Therapeutics, Inc. Under this settlement, the Company will receive payments totaling U.S.$72 by 31 March 2024. The agreement resolves all claims between the parties relating to the Company's generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, including Indivior's and Aquestive's patent infringement allegations and the Company's antitrust counterclaims. On 28 June 2022 the U.S. District Court for the District of New Jersey dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties.

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended 31 March 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On 20 July 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a "specified product" under the DPCO back to the High Court for further proceedings. During the three months ended 30 September 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended 31 December 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as "specified product" as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to 12 July 2023 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance ("IPA"), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On 26 September 2016, the Bombay High Court

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on 25 October 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended 31 December 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On 20 March 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated 26 September 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on 4 October 2017. Further, on 13 December 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated 4 October 2017, which was dismissed by Supreme Court on 10 January 2018.

During the three months ended 31 March 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On 13 July 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on 21 July 2017. On 27 July 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹776. On 3 August 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on 8 August 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹100 and furnish a bank guarantee for ₹676. Pursuant to the order, the Company deposited ₹100 on 13 September 2017 and submitted a bank guarantee of ₹676 dated 15 September 2017 to the Registrar General, Delhi High Court. On 22 November 2017, the

Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On 10 May 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to 25 May 2023 for hearing.

Based on its best estimate, the Company has recorded a provision of ₹395 under "Selling and other expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other product and patent related matters

Child resistant packaging matter complaint under the False Claims Act ("FCA")

In May 2012, the Consumer Product Safety Commission (the "CPSC") requested that Dr. Reddy's Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated 30 April 2014 that the Company had violated the Consumer Product Safety Act (the "CPSA") and the Poison Prevention Packaging Act (the "PPPA") and that the CPSC intended to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about 14 August 2008 through 1 June 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC's special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC's allegations.

Simultaneously, the U.S. Department of Justice (the "DOJ") began to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania ("Court") under the Federal False Claims Act ("FCA") related to these same issues (the "FCA Complaint"). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation filed a notice of declination stating each would not intervene in the FCA Complaint. On 10 November 2015, the FCA Complaint was unsealed and the plaintiff whistleblowers, who are two former employees of the Company, proceeded without the DOJ's and applicable States' involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company's generic prescription products sold in the U.S. in various bottle and cap packaging.

The Company filed its response to the plaintiff's FCA Complaint on 23 February 2016 in the form of a motion to dismiss for failure to state a claim upon which relief can be granted. On 28 March 2017, the Court granted the Company's motion to dismiss, dismissing the FCA Complaint and allowing the plaintiffs one more chance to refile this complaint in an attempt to plead sustainable allegations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

On 29 March 2017, the plaintiffs filed their final amended FCA Complaint, which the Company opposed and during the three months ended 31 March 2018, the Company obtained dismissal of the FCA Complaint with prejudice. The plaintiffs filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

The parallel investigation by the CPSC under the CPSA and the PPPA was referred by the CPSC to the DOJ's office in Washington, D.C. in April 2016, with the recommendation that the DOJ initiate a civil penalty action against the Company. The CPSC matter referred to the DOJ relates to five of the blister pack products.

On 18 January 2018, the Company and the DOJ entered into a settlement of the action and agreed to a consent decree providing for a civil penalty of US$5 million (₹319), and injunctive relief. The settlement was without adjudication of any issue of fact or law, and the Company has not admitted any violations of law pursuant to this settlement.

During the three months ended 31 March 2018, the Company obtained dismissal of the FCA Complaint with prejudice. The plaintiffs subsequently filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

In June 2018, the plaintiffs filed their Notice of Appeal to the Third Circuit Court of Appeals. During the three months ended September 2018, the plaintiffs and the DOJ settled and thus this appeal was dismissed. The plaintiffs then filed an application for recovery of attorneys' fees from the Company under the "alternative remedy doctrine." The Company made opposing filings to this and in response the plaintiffs withdrew their application.

The Company believes that the likelihood of any liability that may arise on account of the FCA Complaint is not probable. Accordingly, no provision has been made in these consolidated financial statements.

Namenda Litigation

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund ("Sergeants") filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer's drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of "end payor" purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator's attempt to shift sales from the original immediate release product to the more recently introduced extended release product.

On 23 August 2020, the Company and certain other defendants entered into a settlement agreement. The settlement agreement calls for the dismissal with prejudice of the claims brought by the plaintiff on behalf of the putative class, in exchange for the payment of US$0.4 million. The Company paid that amount into escrow. The Court preliminarily approved the settlement on 5 October 2020. The settlement agreement explicitly disclaims any liability or wrongdoing.

Following the settlement agreement, the Company recognised such amount in the consolidated statement of profit and loss for the three months ended 30 September 2020.

The Court granted final approval of the settlement by order dated 23 March 2023.

On 5 November 2019 plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC filed suit against the Company and other drug manufacturers in the United States District Court for the Southern District of New York. The claims in this complaint were similar in nature to the claims in the Sergeants lawsuit, and those cases were coordinated for discovery purposes. On 14 April 2020, with the consent of the Company and the other defendants, plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC voluntarily dismissed their claims without prejudice.

Other class action complaints containing similar allegations to the Sergeants complaint have also been filed in the U.S. District Court for the Southern District of New York. However, apart from the Sergeants case described above, there are no such class actions that are pending and that name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the U.S. District Court for the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on 30 November 2015.

The Company believes that the likelihood of any liability, apart from the settlement payment described above, that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision has been made in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Ranitidine recall and litigation

On 1 October 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine ("NDMA") above levels established by the U.S. FDA. On 1 November 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were "similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats." See *https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs*. On 1 April 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See *https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market*.

Individual federal court personal injury lawsuits, as well as various class actions, were transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 ("MDL-2924"). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 3,620 lawsuits in MDL-2924. Approximately 3,000 of those cases have been filed since the MDL-2924 Court's Daubert ruling which triggered a deadline for filings by claimants in the census registry who agreed to file their lawsuits in federal court. The census registry established in MDL-2924 included tens of thousands of claimants who did not file complaints but preserved claims against the many pharmaceutical manufacturer, distributor and retailer defendants in MDL-2924. In August of 2022, the defendants exited all registry plaintiffs alleging non-designated cancers (i.e. types of cancers that are not being pursued by plaintiffs' leadership in the MDL-2924) and all registry plaintiffs alleging designated cancers who did not commit to filing a complaint in federal court. As a result, state court filings commenced. MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice. On 7 November 2022, that dismissal was affirmed by the U.S. Court of Appeals for the Eleventh Circuit.

On 31 December 2020, the MDL-2924 Court ruled on multiple motions to dismiss in MDL-2924 and granted the generic manufacturers' (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs' failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on 24 March 2021. On 8 July 2021, the Court dismissed all claims, including the proposed nationwide consumer class action and proposed nationwide class action for medical monitoring against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL-2924 Court's dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in at least four rounds of appeals. Motions to dismiss rounds two and three of plaintiffs' appeals have been filed, but no merits briefing or oral argument has yet occurred. In addition, rounds two and three of plaintiffs' appeals were stayed in light of the bankruptcy proceedings involving co-defendant Par Pharmaceutical (a subsidiary of Endo). Plaintiffs sought relief from the bankruptcy stay as to the non-debtor defendants in the second round of appeals, and the United States Court of Appeals for the 11th Circuit ("11th Circuit") granted that request. However, another co-defendant, Lannett Co., recently filed bankruptcy, and the appeals remain stayed because of that entity's bankruptcy proceedings.

While the generic manufacturer defendants were previously dismissed with prejudice from MDL-2924 on federal preemption grounds, the brand manufacturer defendants were not dismissed, and therefore continued to litigate. Following substantial briefing and argument, on 6 December 2022, the MDL-2924 Court entered an Omnibus Order on All Pending Daubert Motions and Defendants' Summary Judgment Motion. In so doing, the Court granted brand defendants' motions to exclude plaintiffs' expert witnesses and entered summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers. The MDL-2924 Court then set a deadline of 12 April 2023 for plaintiffs to identify whether they plan to provide general causation expert reports as to any non-designated cancers. In addition, the MDL-2924 Court issued an order to show cause why summary judgment should not be entered for designated cancers as to all defendants and an order to show cause why summary judgment should not be entered against all plaintiffs for designated cancers, regardless of the date the case was filed. Briefing on the show cause orders took place in April 2023.

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company's U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on 16 April 2021. The defendants' motions to dismiss, including the Company's federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. Trial has been scheduled on or after

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

15 September 2025. In November 2020, the City of Baltimore filed a similar action against the Company's U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserted public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to MDL-2924 and subsequently was remanded to the Circuit Court of Maryland. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company's federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health ("CFEH") in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants filed demurrers (motions to dismiss) in the case, and on 7 May 2021 the Court granted the generic manufacturer defendants' demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is completed. Oral argument took place on 1 March 2023. On 9 March 2023, the appellate court affirmed dismissal of the generic manufacturer defendants. The plaintiff is seeking appellate review from the California Supreme Court.

As mentioned, a large number of claimants were exited from the MDL-2924 census registry by the defendants. As a result, more than 360 plaintiffs have filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. More state court filings could follow. The California cases were filed in Alameda County and will be transferred to the existing Judicial Council Coordination Proceedings ("JCCP") (which has been pending for years with respect to the brand defendants). The Illinois cases have been filed in Madison, St. Clair, and Cook Counties and have been consolidated for pretrial purposes in Cook County. Trial dates have been established in eight Cook County cases in which the Company is named as a defendant. Those trials are set for 25 April 2024, 5 June 2024, 19 July 2024, 23 October 2024, 18 November 2024, 16 January 2025, 10 February 2025, and 20 February 2025. Plaintiffs may seek additional trial settings. The Pennsylvania cases were filed in Philadelphia County and are consolidated in the Philadelphia Complex Litigation Center. The New York cases were filed in New York and Suffolk Counties, and consolidated in New York County. Generally, they allege, among other things, failure to warn, design defect and negligence. The defendants have moved, or intend to move, to dismiss these cases. The New Jersey cases were filed in Middlesex County, but were voluntarily dismissed as to the generic defendants on 23 March 2023.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements of the Company.

Class Action and Other Civil Litigation on Pricing/Reimbursement Matters

On 30 December 2015 and on 4 February 2016, respectively, a class action complaint (the "First Pricing Complaint") and another complaint (not a class action) (the "Second Pricing Complaint") were filed against the Company and eighteen other pharmaceutical defendants in State Court in the Commonwealth of Pennsylvania. In these actions, the class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, the plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company's generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets).

The First Pricing Complaint was removed to the U.S. District Court for the Eastern District of Pennsylvania (the "E.D.P.A. Federal Court") and, pending the outcome of the First Pricing Complaint, the Second Pricing Complaint was stayed. On 25 September 2017, the E.D.P.A. Federal Court dismissed all the claims of the plaintiffs in the First Pricing Complaint and denied leave to amend such complaint as futile. Subsequent to this decision, the plaintiffs' right to appeal the dismissal of the First Pricing Complaint expired.

Further, on 17 November 2016, certain class action complaints were filed against the Company and a number of other pharmaceutical companies as defendants in the E.D.P.A. Federal Court. Subsequently, these complaints were consolidated into one amended complaint as part of a multi-district, multi product litigation pending with the E.D.P.A. Federal Court. These complaints allege that the Company and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets and divalproex sodium extended-release tablets in the United States.

In March 2017, plaintiffs agreed by stipulation to dismiss Dr. Reddy's Laboratories Inc. and Dr. Reddy's Laboratories Limited from the actions related to pravastatin sodium tablets without prejudice.

2.33 Contingent liabilities and commitments (continued)

In response to the consolidated new complaint, the Company filed a motion to dismiss in October 2017. The plaintiffs filed opposition to the motion to dismiss in December 2017 and a reply was filed by the Company in January 2018. In October 2018, the Court denied the motion to dismiss on the grounds that the allegations pled leave open the possibility of conspiracy. Therefore, discovery will proceed to look into this possibility.

The Company denies any wrongdoing, believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

United States Antitrust Multi-District Litigations

The following cases against the Company's U.S. subsidiary, Dr. Reddy's Laboratories, Inc., have been filed and are pending and consolidated in In re Generic Pharmaceutical Pricing Antitrust Litigation, MDL 2724, 14-MD-2724 (Eastern District of Pennsylvania), Multi District Litigation ("MDL") in the Eastern District of Pennsylvania ("MDL-2724"):

a) **U.S. States Attorneys General Antitrust Complaints:**

On 30 October 2017, the Attorneys General of forty-nine U.S. States, the Commonwealth of Puerto Rico and the District of Columbia, filed an Amended Complaint in the United States District Court for the Eastern District of Pennsylvania, against eighteen generic pharmaceutical companies (including the Company's U.S. subsidiary) with respect to fifteen generic drugs, alleging that the Company's U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the fifteen named drugs. The Company's U.S. subsidiary is specifically named as a defendant with respect to two generic drugs (meprobamate and zoledronic acid), and is named as an alleged co-conspirator on an alleged "overarching conspiracy" with respect to the other thirteen generic drugs named. The Amended Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer protection and antitrust laws of each of the jurisdictions that are plaintiffs.

The Amended Complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney's fees and costs, against all named defendants on a joint and several basis, on behalf of the plaintiff jurisdictions and their citizens and inhabitants. The Company denies any wrongdoing and intends to vigorously defend against the claims asserted.

On 10 May 2019, the Attorneys General of forty-nine U.S. States, the Commonwealth of Puerto Rico and the District of Columbia, filed a Complaint in the United States District Court for the District of Connecticut against twenty-one generic pharmaceutical companies (including the Company's U.S. subsidiary) and fifteen individual defendants, with respect to 114 generic drugs, alleging that the Company's U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 114 named drugs. Under the MDL rules, this action will be designated a related "tag along" action and will be transferred to and become a part of the MDL-2724. The Company's U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged "overarching conspiracy" with respect to the other thirteen generic drugs named. The Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer protection and antitrust laws of each of the jurisdictions that are plaintiffs. The Complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney's fees and costs, against all named defendants on a joint and several basis, on behalf of the plaintiff jurisdictions and their citizens and inhabitants. The Company denies any wrongdoing and intends to vigorously defend against the claims asserted.

b) **Divalproex Antitrust Class Action Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:**

Since 17 November 2016, certain class action complaints on behalf of Direct Purchaser Plaintiffs, Indirect Reseller Plaintiffs and End Payor Plaintiffs classes were filed against the Company's U.S. subsidiary, Dr. Reddy's Laboratories, Inc., and a number of other pharmaceutical defendants in the United States District Court for the District of Pennsylvania alleging that the Company's U.S. subsidiary and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of divalproex ER tablets in the United States.

The actions allege violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and of state consumer protection and antitrust laws, and asserts claims of unjust enrichment, under a total of thirty-one States and the District of Columbia. The actions seek injunctive relief and recovery of treble damages, punitive damages, plus attorney's fees and costs, on a joint and several basis, on behalf of the plaintiff classes. The Company denies any wrongdoing and intends to vigorously defend against these class action claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

c) **Pravastatin Antitrust Class Action Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:**

Since 17 November 2016, certain class action complaints on behalf of Direct Purchaser Plaintiffs, Indirect Reseller Plaintiffs and End Payor Plaintiffs classes were filed against the Company and a number of other pharmaceutical defendants in the United States District Court for the District of Pennsylvania, alleging that the Company's U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets in the United States. The Company's U.S. subsidiary has been dismissed from these actions, without prejudice, in exchange for a tolling agreement with the plaintiffs suspending the statute of limitations as to the claims asserted. The Company denies any wrongdoing and intends to vigorously defend against these claims.

d) **Antitrust "Overarching Conspiracy" Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:**

In June 2018, three class action complaints were filed in the MDL-2724 by Direct Purchaser Plaintiffs, Indirect Resellers Plaintiffs and End Payor Plaintiffs classes. All three complaints allege conspiracies in restraint of trade in violation of Sections 1 of the Sherman Act, and violations of thirty-one State antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. They allege an "overarching conspiracy" among the named defendants involving fifteen drugs and, with slight variations, name approximately twenty-five generic pharmaceutical manufacturers including the Company's U.S. subsidiary, Dr. Reddy's Laboratories, Inc.

The drug-specific allegations against the Company's U.S. subsidiary involve two of the fifteen drugs, meprobamate and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States' antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

e) **Antitrust Case Filed by The Kroger Co., Albertsons Companies, LLC, and H.E. Butt Grocery Company, L.P.:**

On 22 January 2018, each of the Kroger Co., Albertsons Companies, LLC, and H.E. Butt Grocery Company, L.P., filed a complaint against the Company's U.S. subsidiary and thirty-three other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the thirty named generic drugs. The Company's U.S. subsidiary is specifically named as a defendant with respect to three generic drugs (divalproex ER, meprobamate and zoledronic acid), and is named as an alleged co-conspirator on an alleged "overarching conspiracy" claim with respect to the other generic drugs named.

This action alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and seeks injunctive relief and recovery of treble damages, punitive damages, plus attorney's fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these class action claims.

f) **Antitrust Case Filed by Humana Inc.:**

On 3 August 2018, Humana, Inc., filed a complaint against the Company's U.S. subsidiary and thirty-nine other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of twenty-nine named generic drugs. On 15 December 2020, Humana, Inc., filed an Amended Complaint encompassing fifty-one defendants and a total of one hundred forty nine drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named as a defendant with respect to eighteen generic drugs: allopurinol, ciprofloxacin ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozin, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir, and zoledronic acid. The Company's subsidiary is also named as a co-conspirator on an alleged "overarching conspiracy" claim with respect to the other generic drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States' antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

2.33 Contingent liabilities and commitments (continued)

g) Antitrust Case Filed by Marion Diagnostic Center, LLC, and Marion Healthcare, LLC:

On 25 September 2018, Marion Diagnostic Center, LLC, and Marion Healthcare, LLC, filed a complaint in the MDL-2724, on behalf of themselves and a class of all direct purchasers from distributors, against the Company's U.S. subsidiary and twenty-two other defendants, including a major distributor of pharmaceutical products, involving a total of sixteen generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to sixteen generic drugs. The complaint was amended 21 December 2018 and 1 April 2019. The Company's U.S. subsidiary is specifically named with respect to two drugs: meprobamate and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-four States' antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

h) Antitrust Case Filed by United Healthcare Services, Inc.:

On 16 January 2019, United Healthcare Services, Inc., filed a complaint against the Company's U.S. subsidiary and forty-two other defendants, involving a total of thirty generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to the thirty drugs. The Company's U.S. subsidiary is specifically named with respect to four drugs: divalproex ER, meprobamate, pravastatin and zoledronic acid. On 15 December 2020, United Healthcare Services filed an Amended Complaint increasing the number of drugs to 116. In the Amended Complaint, the Company's U.S. subsidiary is specifically named as a defendant with respect to 9 generic drugs: ciprofloxacin HCL, divalproex ER, glimepiride, meprobamate, oxaprozin, paricalcitol, pravastatin, tizanidine and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of the thirty States' antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and cost against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

i) Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 87 End Payor Entities consisting of Blue Cross Blue Shield Entities and Other Health Insurance companies and HMO entities:

On 19 July 2019, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 87 Blue Cross Blue Shield entities, and other health insurance companies and HMO entities, against the Company's U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 87 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL-2724. Only a Praecipe For Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiffs in the MDL-2724 actions. On 12 December 2019, an Order of the Court of Common Pleas placed the matter "in Deferred Status Pending Further Developments in Related Federal Multidistrict Litigation." Because no Complaint has been filed setting forth any claims, and because the action has been placed into Deferred Status, no response is required by the Company's subsidiary at this time.

j) Antitrust Case Filed by United Healthcare Services, Inc.:

On 11 October 2019, United Healthcare Services, Inc. filed a second complaint (which substantially tracks the second complaint filed by the State Attorneys General on 10 May 2019) against the Company's U.S. subsidiary and twenty-four other defendants in the United States District Court for the District of Minnesota with respect to 116 generic drugs, alleging that the Company's U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 116 named drugs. Under the MDL rules, this action will be designated a related "tag-along" action and will be transferred to and become a part of the MDL-2724. The Company's U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged "overarching conspiracy" with respect to the other generic drugs named. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of the Minnesota antitrust laws and various other state antitrust and consumer protection laws, and asserts claims for unjust enrichment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

The complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney's fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

k) Antitrust "Overarching Conspiracy" Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

On 19 December 2019, a new class action complaint was filed by the End Payor Plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-eight States' antitrust statutes and twenty-nine States' consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs. The complaint alleges an "overarching conspiracy" among the named defendants involving one hundred and thirty-five drugs and, with slight variations, names approximately thirty-six generic pharmaceutical manufacturers, including the Company's U.S. subsidiary. The compliant was amended on 4 September 2020.

The drug-specific allegations against the Company's U.S. subsidiary involve eight of the one hundred thirty-five drugs, including allopurinol, ciprofloxacin HCL, fluconazone, glimepiride, oxaprozine, paricalcitol, ranitidine HCL and tizanidine. The Company denies any wrongdoing and intends to vigorously defend against these claims.

On 19 December 2019, a new class action complaint was filed by certain pharmacy and hospital indirect purchaser plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of forty-three States' antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The complaint alleges an "overarching conspiracy" among the named defendants involving one hundred and sixty-two drugs and, with slight variations, names approximately twenty-eight generic pharmaceutical manufacturers, including the Company's U.S. subsidiary, as well as seven pharmaceutical distributor defendants and sixteen individual defendants. The compliant was amended on July 2022.

The drug-specific allegations against the Company's U.S. subsidiary involve nineteen drugs: allopurinol, capecitabine, ciprofloxacin HCL, divalproex ER, eszopiclone, fenofibrate, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metoprolol ER, montelukast granules, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, sumatriptan, tizanidine HCL, valganciclovir and zoledronic acid.

The complaints seek injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney's fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

l) Antitrust Case Filed by Fourteen New York State Counties:

On 18 November 2019, a class action complaint was filed in the Supreme Court of the State of New York, Nassau County, by fourteen New York State Counties (Nassau, Allegany, Clinton, Cortland, Franklin, Fulton, Greene, Herkimer, Lewis, Madison, Montgomery, Niagara, Schenectady and Steuben). Fourteen counties in New York State filed a complaint against the Company's U.S. subsidiary and thirty-three other defendants, involving a total of forty-five generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. The complaint alleges an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. The Company's U.S. subsidiary is specifically named with respect to five drugs: glimepiride, glyburide-metformin, meprobamate, tizanidine and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

m) Antitrust Case Filed by Health Care Services, Inc.:

On 11 December 2019, Health Care Services, Inc. filed a complaint against the Company's U.S. subsidiary and thirty-eight other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. On 15 December 2020,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Health Care Services filed an Amended Complaint naming a total of one hundred seventy drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin HCL, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metoprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir and zoledronic acid. Plaintiffs allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States' antitrust laws and twenty-seven States' consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

n) **Antitrust Case Filed by MSP Recovery Claims, Series LLC, MAO-MSO Recovery II, LLC, and MSPA Claims I, LLC (collectively "MSP Recovery"), as Assignees of certain Medicare Advantage Plans:**

On 16 December 2019, MSP Recovery filed a complaint against the Company's U.S. subsidiary and twenty-five other defendants, involving a total of sixteen generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to the sixteen drugs. The Company's U.S. subsidiary is specifically named with respect to one drug: Divalproex ER. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaint.

The complaint alleges violations of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of twenty-eight States' antitrust laws and twenty-three States' consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

o) **Antitrust Case Filed by Molina Healthcare Inc.:**

On 27 December 2019, Molina Healthcare Inc. filed a complaint against the Company's U.S. subsidiary and forty-one other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. On 15 December 2020, Molina Healthcare filed an Amended Complaint against a total of fifty-eight defendants involving one hundred eighty four drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metoprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozine, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir and zoledronic acid. Plaintiffs allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of eleven States' antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

p) **Antitrust Class Action by Direct Purchaser Plaintiff:**

On 7 February 2020, a new class action complaint was filed by Direct Purchaser Plaintiffs. The Complaint alleges a conspiracy in restraint of trade in violation of Sherman Act Sections 1 and 3. The Complaint seeks recovery of treble damages pre-judgment and post-judgment interest and recovery of costs. The Complaint was amended 21 October 2020. The Complaint, as amended, alleges an "overarching conspiracy" among the named defendants involving 131 drugs and 50 defendants including the Company's U.S. subsidiary. The drug specific allegations against the Company's U.S. subsidiary involve seven drugs: allopurinol, fluconazole, glimepiride, oxaprozin, paricalcitol, ranitidine and tizanidine. The Company denies any wrongdoing and intends to vigorously defend against these claims.

q) **Antitrust Case Filed by Harris County, Texas:**

On 1 March 2020, Harris County, Texas filed a Complaint against the Company's U.S. Subsidiary and forty-two other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

allocate customers with respect to the one hundred eighty-seven drugs. The case is in the process of being transferred to the MDL-2724 proceeding. The Company's U.S. subsidiary is specifically named with respect to twenty drugs: allopurinol, amoxicillin, ciprofloxacin HCL, divalproex ER, famotidine, fenofibrate, fluconazole, fluoxetine, glimepiride, glycopyrrolate, levalbuterol, meprobamate, naproxen, ondansetron, oxaprozin, pravastatin sodium, raloxifene HCL, ranitidine, tizanidine and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all the drugs named in the complaints.

The Complaint alleges violations of Sections 1 of the Sherman Act, 15 U.S.C. §1, violations of twenty-eight State's antitrust laws, violations of the Texas Deceptive Trade Practices Act and Texas Free Enterprise and Antitrust Act and asserts claims of unjust enrichment and civil conspiracy. The Complaint seeks injunctive relief, recovery of treble damages, punitive damages, disgorgement, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

r) **Antitrust Complaint Filed by Westchester County, Illinois Public Risk Fund and the United Crafts Benefits Fund Insurance Companies:**

On 18 March 2020, an Amended Complaint was filed by the County of Westchester, the Illinois Public Risk Fund and the United Crafts Benefits Fund against the Company and 35 other defendants. The Amended Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, DRL is specifically named with respect to 13 drugs: allopurinol, ciprofloxacin, divalproex, glimepiride, glyburide-metformin, isotretinoin, lamotrigine, meprobamate, metoprolol succinate, oxaprozin, paricalcitol, tizanidine, valganciclovir and zoledronic acid. The Complaint alleges violations of Sections 4 and 16 of the Clayton Act, as well as violations of the Antitrust Statutes of Illinois and New York and Unjust Enrichment claims under the laws of Illinois and New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

s) **Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 7 End Payor Entities consisting of Blue Cross Blue Shield entities and other health insurance companies:**

On 8 May 2020, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 7 Blue Cross Blue Shield entities and other health insurance companies, against the Company's U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 7 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL-2724. Only a Praecipe For Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL-2724 actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL-2724 case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company's subsidiary at this time.

t) **Antitrust Case Filed by Cigna Corp.:**

On 9 June 2020, Cigna Corp. filed a complaint against the Company's U.S. subsidiary and forty-one other defendants, involving a total of one hundred forty generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. On 15 December 2020, Cigna Corp. filed an Amended Complaint against a total of forty-two defendants encompassing a total of two hundred and thirty-nine drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named with respect to twelve drugs: allopurinol, ciprofloxacin HCL, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozine, paricalcitol, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States' antitrust laws and twenty-nine States' consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

u) **Antitrust Case Filed by Rite Aid Corporation and Rite Aid Hdqtrs. Corp.:**

On 9 July 2020, Rite Aid Corporation and Rite Aid Hdqtrs Corp. filed a complaint on their own behalf, and as assignee of McKesson Corporation with regard to drugs sold by McKesson to Rite Aid, against the Company's U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty-five generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. On 15 December 2020, Rite Aid filed an Amended Complaint against a total of fifty-five defendants involving a total of one hundred eighty-eight drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozine, paricalcitol, ranitidine, tizanidine and zoledronic acid. Plaintiff alleges that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint; and, alternatively, was part of an overarching conspiracy with eighteen of the defendants named with regard to forty-five of the drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

v) **Antitrust Complaint Filed by Suffolk County, New York:**

On 27 August 2020, Suffolk County, New York, filed a complaint against the Company's U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. The Company's U.S. subsidiary is specifically named with respect to twelve drugs: ciprofloxacin ER, divalproex ER, fenofibrate, fluconazole, glimepiride, glyburide, metformin, oxaprozine, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

w) **Antitrust Complaint Filed by J M Smith:**

On 4 September 2020, JM Smith Corporation, as assignee of Burlington Drug Company, filed a complaint against the Company's U.S. subsidiary and fifty other defendants, involving a total of one hundred thirty generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. The Company's U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol, ranitidine, tizanidine and zoledronic acid.

Plaintiffs allege that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

x) **Antitrust Complaint Filed by Walgreen Company:**

On 11 December 2020, Walgreen Company filed a complaint against the Company's U.S. subsidiary and fifty-four other defendants, involving a total of one hundred eighty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. Walgreen asserts claims on its own behalf and as assignee of AmerisourceBergen for drugs that AmerisourceBergen sold to Walgreen. The Company's U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol, ranitidine, tizanidine and zoledronic acid. Plaintiff alleges that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

y) **Antitrust Complaint Filed by CVS Pharmacy Inc.:**

On 15 December 2020, CVS Pharmacy, Inc., filed a complaint against the Company's U.S. subsidiary and fifty-seven other defendants, involving a total of four hundred four generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

and allocate customers with respect to these drugs. CVS Pharmacy asserts claims on its own behalf and as assignee of Cardinal Health and McKesson for drugs that Cardinal Health and McKesson sold to CVS Pharmacy, Inc. The Company's U.S. subsidiary is specifically named with respect to seven drugs: ciprofloxacin ER, glimepiride, meprobamate, oxaprozin, pravastatin, tizanidine and zoledronic acid. Plaintiff alleges that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

z) **Antitrust Complaint Filed by Various Counties, Cities and Insurance Companies:**

On 15 December 2020, a Complaint was filed in the Supreme Court of the State of New York, Suffolk County, by a group of 22 plaintiffs against the Company and 35 other defendants. Plaintiffs include 14 New York Counties (Albany, Cattaraugus, Chemung, Chenango, Columbia, Erie, Essex, Livingston, Monroe, Oneida, Onondaga, Otsego, Schuyler and Yates), the Town of Amherst, New York, the City of Poughkeepsie, New York, the City of Mobile, Alabama, the Counties of Osceola, Florida, and Shelby, Tennessee, and three insurance companies (Magnacare Insurance, Mebco and WCA Group Health Trust). The case has been transferred to, and consolidated with, the MDL-2724 litigation. The Complaint was amended on 30 June 2021. The Amended Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, the company is specifically named with respect to 13 drugs: allopurinol, ciprofloxacin, divalproex, glimepiride, isotretinoin, lamotrigine, meprobamate, metoprolol succinate, oxaprozine, paricalcitol, tizanidine, valganciclovir and zoledronic acid. The Complaint alleges violations of Sections 1 and 2 of the Sherman Act, as well as violations of the Antitrust Statutes of Alabama, Florida, New York and Tennessee and Unjust Enrichment claims under the laws of Alabama, Florida, New York and Tennessee. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

aa) **Antitrust Complaint Filed by Westchester County, New York:**

On 30 August 2021, a Complaint was filed in the Supreme Court of the State of New York, Westchester County, by Westchester County against the Company and 57 other defendants. The case has been removed to the United States District Court for the Southern District of New York and is in the process of being transferred to, and consolidated with, the MDL-2724 litigation. The complaint alleges an overarching conspiracy to fix prices and allocate markets for approximately 142 generic drugs. Of the 142 drugs, the Company is specifically named with respect to 3 drugs: divalproex, meprobamate, and zoledronic acid. The complaint alleges violations of Sections 1 and 3 of the Sherman Act, Sections 4 and 16 of the Clayton Act, and the Antitrust Statutes of New York, as well as Unjust Enrichment claims under the laws of New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

bb) **Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 21 End Payor Entities consisting of AmeriHealth entities and other health insurance companies:**

On 21 October 2021, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 21 AmeriHealth entities and other health insurance companies, against the Company's U.S. subsidiary and 74 other defendants (consisting of 50 other pharmaceutical companies and 24 individuals). Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL-2724 actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL-2724 case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company's subsidiary at this time.

Note on Antitrust Complaints

The Company believes that the aforesaid asserted claims in subsections a) though aa) above are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On 3 June 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company's U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Section 36 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from 1 January 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney's fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on 15 January 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on 24 August 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

Civil litigation with Mezzion

On 13 January 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, "Mezzion") filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient ("API") for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA's current Good Manufacturing Practices ("cGMP") at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion's complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company's motion to dismiss the complaint on the jurisdictional matter. The Company's interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion's complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

Civil Litigation and Arbitration with Hatchtech Pty Limited

On 7 September 2015, the Company's Swiss subsidiary, Dr. Reddy's Laboratories, S.A., entered into an Asset Purchase Agreement ("APA") with Hatchtech Pty Limited ("Hatchtech"). Pursuant to the APA, the Company's subsidiary acquired from Hatchtech the patented product Xeglyze®, a topical lousicidal lotion for the treatment of head lice, and all rights in the product. The APA provides that the Company would seek to obtain New Drug Application ("NDA") approval from the U.S. FDA, and would then commercialize the product in the United States. The APA specifies certain milestone payments to be paid by the Company's Swiss subsidiary to Hatchtech, including a US$20 million NDA approval milestone payment, a US$25 million ovicidal label approval milestone payment, and certain net sales milestone payments.

On 27 July 2020, the Company received the NDA approval from the U.S. FDA for the Xeglyze® product.

On 25 September 2020, the Company's Swiss subsidiary filed an action in Delaware Chancery Court against Hatchtech to rescind the APA based upon claims of fraud, negligent misrepresentations and mutual mistake in connection with the acquisition of the product Xeglyze®, which was dismissed as being untimely under the Delaware statute of limitations.

On 8 October 2020, Hatchtech filed an arbitration demand against the Swiss subsidiary before the American Arbitration Association, International Center for Dispute Resolution ("AAA-ICDR"), in New York City, claiming that it was owed US$20 million for the NDA approval milestone and US$25 million for the ovicidal label approval milestone.

On 25 January 2021, the Company's Swiss subsidiary filed a Writ of Summons and Statement of Claim in Victoria at Melbourne, Australia, against Hatchtech (as a nominal party), certain of its officers and a principal shareholder, alleging misrepresentations in connection with the acquisition of the Xeglyze® product and seeking damages and other relief.

Based on its best estimate, the Company had recorded a provision for potential liability of US$20 million relating to the AAA-ICDR arbitration filed by Hatchtech and believed that the likelihood of any further liability that may arise pursuant to that arbitration to be not probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

On 14 June 2021, the Company received the arbitration decision and an award was issued by the AAA-ICDR in favor of Hatchtech in an amount of US$46.25 million towards milestone payments, interest and fees.

Of the total amount of US$46.25 million awarded to Hatchtech, the amount of US$45 million (₹3,291) was recognised in the consolidated statement of profit and loss under the heading "Impairment of non-current assets" and the balance of US$1.25 million (₹91) was recognised under the heading, "Selling and other expenses".

On 2 February 2022, the Company and Hatchtech entered into a Global "Settlement and Transfer Agreement" dated 2 February 2022 pursuant to which the APA and all other agreements between the Company and Hatchtech were terminated, the pending litigation in Australia was dismissed with prejudice, the Company and Hatchtech exchanged mutual general releases of all claims that they had or may have against each other, and the Company transferred the Xeglyze® product (and all patents and intellectual property relating to the Xeglyze® product) back to Hatchtech for the sum of US $1 million which Hatchtech paid and the Company received on 15 February 2022.

Securities Class Action Litigation

On 25 August 2017, a securities class action lawsuit was filed against the Company, its Chief Executive Officer and its Chief Financial Officer in the United States District Court for the District of New Jersey. The Company's Co-Chairman, its Chief Operating Officer, and Dr. Reddy's Laboratories, Inc., were also subsequently named as defendants in the case. The operative complaint alleges that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws, and that the Company's share price dropped and its investors were affected. On 9 May 2018, the Company and other defendants filed a motion to dismiss the complaint in the United States District Court for the District of New Jersey.

On 25 June 2018, the plaintiffs filed an opposition to the motion to dismiss and, on 25 July 2018, a further reply in support of the motion to dismiss was filed by the Company. In August 2018, oral argument on the motion to dismiss was heard by the Court.

On 21 March 2019, the District Court issued its decision granting in part and denying in part the motion to dismiss. Pursuant to that decision, the Court dismissed the plaintiffs claims with respect to seventeen out of the twenty two alleged misstatements and omissions. On 15 May 2020, Dr. Reddy's Laboratories Limited, Dr. Reddy's Laboratories, Inc., and certain of the Company's current or former directors and officers have entered into a Stipulation and Agreement of Settlement (the "Stipulation") with lead plaintiff the Public Employees' Retirement System of Mississippi in the putative securities class action filed against the defendants in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay US$9 million.

The settlement is subject to the approval of the court and may be terminated prior to court approval pursuant to the grounds for termination set forth in the Stipulation. Subject to the terms of the Stipulation, in exchange for the settlement consideration, the lead plaintiff and members of the settlement class who do not opt-out of this settlement would release, among other things, the claims that were asserted, or that they could have asserted, in this class action. In entering into the settlement, the defendants do not admit, and explicitly deny, any liability or wrongdoing of any kind.

Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation.

As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company's consolidated statement of profit and loss for the year ended 31 March 2020.

The amount payable to the plaintiffs on account of the settlement and the corresponding receivable from the insurer have been presented under "other current assets" and "other current liabilities", respectively, in the consolidated balance sheet of the Company as at 31 March 2020.

On 23 December 2020, the court issued a final order and judgment approving the settlement. Pursuant to the settlement/court order, the escrow was funded on 4 January 2021. The effective date of the settlement occurred on 1 February 2021, upon transfer of the settlement fund balance into the final escrow account. As the transfer of funds to the final escrow account constitutes settlement of liability, the amount of liability has been derecognised during the year ended 31 March 2021.

Verering Litigation

A Complaint was filed on 15 November 2021 in the Supreme Court of the State of New York, County of New York (trial court level) by Teva Pharmaceutical Industries Ltd. ("Teva") against Dr. Reddy's Laboratories, S.A. (Case Index No. 656495/2021). This Complaint was subsequently amended by Teva on 26 January 2022. In its Amended Complaint, Teva alleges that the Company breached the supply agreements between the parties relating to Verering, failed to pay carrying costs, and breached the implied covenant of good faith

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

and fair dealing, seeking monetary damages and all other remedies available under law. On 6 January 2022, the Company asserted counterclaims against Teva, asserting that Teva breached its contractual obligations to the Company by, among other things, failing to adhere to cGMP and producing product unfit for human use, seeking monetary damages and all other remedies available under law.

On 15 March 2023, Dr. Reddy's Laboratories, S.A., on behalf of itself and affiliates, entered into a Settlement Agreement with Teva, on behalf of itself and affiliates, relating to the Verating Litigation and Verating. Pursuant to the Settlement Agreement, all claims between the parties have been dismissed with prejudice and without any admission of liability by any of the parties.

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about 10 November 2014, Dr. Reddy's Laboratories, Inc., one of the Company's subsidiaries in the United States, received a Civil Investigative Demand ("CID") from the Office of the Attorney General, State of Texas (the "Texas AG") requesting certain information, documents and data regarding sales and price reporting practices in the U.S. marketplace for certain products (the "Covered Conduct") for the time-period between 1 January 1995 and the date of the CID. On or about 23 June 2021, the Texas AG contacted the Company's counsel to request additional information related to the Texas AG's investigation and the Covered Conduct for the time-period of 1 October 2003 through 29 February 2012. The Company has continued to cooperate and respond to the Texas AG's requests for information related to the Covered Conduct.

As at 31 March 2022, the company based on its best estimate, recorded a provision of ₹983 under "Selling and other expenses".

On 1 June 2022, Dr. Reddy's Laboratories, Inc. entered into a Settlement Agreement and Release with the Texas AG and the Texas Health & Human Services Commission related to the Covered Conduct. Pursuant to the Settlement Agreement and Release, on 6 July 2022, Dr. Reddy's Laboratories, Inc. paid the total sum of US$ 12.9 million to the State of Texas as a full and final settlement of any claims being investigated by the State of Texas in relation to the Covered Conduct. Neither Dr. Reddy's Laboratories, Inc. nor the Company admitted to any facts or liability in connection with this settlement. The settlement was a compromise and settlement on disputed issues of fact and law.

Subpoena duces tecum from the Office of the Attorney General, California

On 3 November 2014, Dr. Reddy's Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the "California AG") and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. On 18 July 2016, the California AG sent a letter to inform Dr. Reddy's Laboratories, Inc. that, in light of the information which had been provided, no further information would be requested at such time in response to this subpoena.

Subpoenas from the Antitrust Division of the U.S. Department of Justice ("DOJ")

On 6 July 2016, Dr. Reddy's Laboratories, Inc. received a subpoena from the DOJ (Anti-trust Division) seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. On 15 May 2018, another subpoena was served on Dr. Reddy's Laboratories, Inc. by the DOJ (False Claims Division) seeking similar information. The Company has been cooperating, and intends to continue to fully cooperate, with these inquiries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Civil Investigative Demand from Civil Division of the DOJ

On 15 May 2018, Dr. Reddy's Laboratories, Inc. received a Civil Investigative Demand from the Civil Division of the DOJ, enquiring whether there have been any violations of the U.S. False Claims Act. This query arose from allegations that generic pharmaceutical manufacturers, including us, have engaged in market allocation or price-fixing agreements, or paid illegal remuneration, and caused false claims to be submitted in violation of the U.S. False Claims Act. The Company has been cooperating, and intends to continue to fully cooperate with the DOJ in responding to the demand.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹0.0013 per acre for dry land and ₹0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹3. The Andhra Pradesh High Court disposed of the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated 30 October 2015, constituted a Fact Finding Committee.

The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai in a judgment dated 24 October 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India ("BDMAI"), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects.

The NGT, Delhi, in a judgment dated 16 November 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company's appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended 30 September 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The appeal came up for hearing before the High Court of Hyderabad on 25 October 2018 and has been adjourned for further hearing. The Hon'ble High Court has closed the matter in June 2022, by granting liberty for the Company to take proper recourse for remedies available under the NGT Act, 2010 before the Hon'ble Supreme Court of India.

On 24 April 2019, based upon the judgment of the NGT, Chennai dated 24 October 2017, the Government of Telangana has issued G.O.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year, i.e., 31 March 2019. Accordingly, the Company made a provision of ₹29.4, representing the probable cost of expansion, during the year ended 31 March 2019.

During the three months ended September 2019, the Telangana State Pollution Control Board ("TSPCB") has issued Operational Guidelines basis the NGT, Chennai Order dated 24 October 2017, G.O.Ms. No. 24 dated 24 April 2019 and G.O.Ms. No. 31 dated 24 May 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of such affected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation ("CFO") for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5 % as remediation fee on the previous year turnover as per Operational Guidelines dated 3 August 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated 24 April 2019 and G.O.Ms No. 31 dated 24 May 2019 and basis the judgment of NGT, Chennai dated 24 October 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

On 22 November 2019, The Hon'ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit ₹60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of ₹60 was made and the Interim Order is continuing. The Hon'ble High Court has disposed the matter with a liberty to the Company to approach NGT, if necessary. The Hon'ble High Court has disposed of the matter with a liberty to the Company to approach NGT, if necessary.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the consolidated financial statements.

Water pollution and air pollution

During the year ended 31 March 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the "APP Control Board") to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board's orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the "APP Appellate Board"). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge ("ZLD") facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board's decision was challenged by one of the petitioners that was pending in the National Green Tribunal, (the "NGT"), Delhi.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the NGT. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to the point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company's manufacturing facilities are located. This notification overrides the Andhra Pradesh Government's notification that conditionally permitted expansion.

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed as the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order 25 July 2013. However, the NGT, Delhi has passed a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute ("NEERI"), and the Telangana State Pollution Control Board to ascertain the present status of pollution issues in the Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in the Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 March 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company's headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 March 2013 is ₹482. After taking into account all of the available information and legal provisions, the Company has recorded ₹219 as the potential liability towards FSA charges.

However, the Company has paid, under protest, an amount of ₹354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

During the three months ended 30 June 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from 1 April 2012 to 31 March 2013. As a result, for the quarter ended 30 June 2016, the Company recognised an expenditure of ₹55 (by de-recognising the payments under protest) representing the FSA charges for the period from 1 April 2012 to 31 March 2013.

Indirect taxes related matters

Value Added Tax ("VAT") matter

The Company has received various demand notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company's responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set aside. The Company filed appeal against the same with the High Court, Telangana.
April 2009 to March 2011	₹59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended 31 March 2010.
April 2011 to March 2014	₹27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company

The Company has recorded a provision of ₹51 as at 31 March 2023 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of ₹ 307. The Company then received order from the Additional Commissioner of Goods and Services Tax in favor of the Company right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company's right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon'ble High Court of Telangana. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of ₹31 from the Goods and Service Tax ("GST") authorities of various states pursuant to which it has recorded a provision of ₹31 as of 31 March 2023.

In the February 2022, the Company has paid under protest GST an amount of ₹ 123 towards a reversed GST charge. The Company believes that such GST amount paid is not payable and the entire amount will be refundable to the company upon the refund claim by the Company.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is ₹453. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as at 31 March 2023.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

B. Commitments:

Particulars	As at 31 March 2023	As at 31 March 2022
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	8,340	7,931

2.34 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves. The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on 31 March 2023 and 31 March 2022 was 5% and 15%, respectively.

2.35 The Code on Social Security, 2020

India's Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

2.36 Regulatory inspection of facilities

Tabulated below are the details of the US FDA inspections carried out at various facilities of the Company:

Located in India

Month and year	Unit	Details of observations
October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an Establishment Inspection Report ("EIR") was issued by the U.S. FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as No Action Indicated ("NAI").
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)	One observation was noted. The Company responded to the observation in March 2020. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as Voluntary Action Indicated ("VAI").
February 2020	Integrated Product Development Organisation (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda	Three observations were noted. The Company responded to the observations in March 2020. In April 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
April 2021	Integrated Product Development Organisation (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on 10 August 2021 and the U.S. FDA concluded that this remote record review is closed.
October 2021	Formulations manufacturing facilities (Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)) at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
July 2022	Formulations manufacturing facility (FTO XI) at Srikakulam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations in July 2022. In August 2022, an EIR was issued by the U.S. FDA indicating the closure of audit.
May 2023	API Hyderabad Plant 1, Bollaram, Hyderabad, India	One observation were noted. The company will respond to observation within the stipulated timelines.
May 2023	Formulations Srikakulam (SEZ) Plant 2, Andhra Pradesh, India	Four observations were noted. The company will respond to observations within the stipulated timelines.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on 29 July 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which held 24.83% of Dr. Reddy's Laboratories Limited into the Company (the "Scheme"). This Scheme was subject to the approval of shareholders, stock exchanges, the Hon'ble National Company Law Tribunal, Hyderabad Bench ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme was borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended 31 March 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the Hon'ble NCLT, Hyderabad vide its Order dated 5 April 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 ("Effective Date"). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹ 5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹ 5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

2.38 Acquisition of Nimbus Health, GmbH

On 3 February 2022, the Company entered into an agreement with Nimbus Health, GmbH ("Nimbus Health") to acquire 100% of the share capital of Nimbus health along with the existing employees.

The Company completed the acquisition effective as of 24 February 2022.

The consideration involved payment an upfront payment of ₹337 million plus performance and milestone-based earn-outs over the next four years pursuant to fulfillment of certain conditions.

Nimbus Health is a licensed pharmaceutical wholesaler in Germany focusing on medical Cannabis in the region. The acquisition will allow the Company to build on Nimbus Health strengths and introduce medical cannabis-based medicines as a promising treatment option for patients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.38 Acquisition of Nimbus Health, GmbH (continued)

The Company has accounted for the transaction under Ind AS 103, "Business Combinations".

Particulars	Amount
Cash	337
Payment through Escrow account	84
Total consideration	**421**
Assets acquired	
Goodwill	260
Property, plant and equipment	2
Other intangibles assets	106
Inventories	144
Trade receivables	45
Cash and cash equivalents	11
Other assets	2
Deferred tax asset	2
Liabilities assumed	
Trade payables	(141)
Other liabilities	(10)
Total net assets	**421**

The total goodwill of ₹260 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. This goodwill has been assigned to the Company's Global Generics segment.

The amount of revenue and loss pertaining to the acquired business was not material for the year ended 31 March 2023.

2.39 Impact of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements.

The Company's supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers to deliver products. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended 31 March 2023, the impact of this conflict on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

2.40 Other statutory information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies.

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company have not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

- (a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or
- (b) provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

(vi) The Company have not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.40 Other statutory information (continued)

- (a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or
- (b) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(vii) The Company has not entered into any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(viii) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(ix) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(x) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(xi) The Company does not have any borrowings from banks or financial institutions against security of its current assets

2.41 Subsequent events

Please refer to notes 2.10 and 2.33 of these consolidated financial statements for the details of subsequent events relating to the proposed dividend and contingencies, respectively.

On 27 February 2023, the Company entered into an asset purchase agreement with Australia based Mayne, to acquire its U.S. generic prescription product portfolio. The portfolio consists of approximately 45 commercial products, 40 approved non-marketed products and 4 pipeline products, including a number of generic products focused on women's health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product. This acquisition will complement the Company's U.S. retail prescription pharmaceutical business with limited competition products.

Under the terms of the agreement, the Company acquired the portfolio for an upfront payment of US$ 90 million in cash, a contingent consideration of up to US$ 15 million, and consideration towards inventory and credits for certain accrued channel liabilities, to be determined on the closing date. The closing of this transaction was subject to satisfactory completion of closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The acquisition was consummated on 6 April 2023 upon the completion of all closing conditions, and the Company paid net consideration of US$ 93 million. Net consideration represents amounts transferred for acquisition of other intangible assets of US$ 90 million and inventories of US$ 24 million which amounts were adjusted with credits towards accrued channel liabilities of US$ 21 million.

Settlement Agreement with Janssen Group

On 27 April 2023, the Company entered into a settlement agreement with Janssen Group, pursuant to which the Company received a one-time payment of CAD 9 million in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company's ANDS for a generic version of Zytiga®(Abiraterone).

2.42 Amounts for previous year have been regrouped / reclassified wherever considered necessary.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 10 May 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman, DIN: 00129701
G V Prasad	Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli	Chief Executive Officer
Parag Agarwal	Chief Financial Officer
K Randhir Singh	Company Secretary

Place : Hyderabad
Date : 10 May 2023

Dr.Reddy's

EXTRACT OF IFRS CONSOLIDATED FINANCIAL STATEMENTS

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2023 with SEC which were prepared under IFRS. The Annual Report in Form 20-F will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com.

The extract of the consolidated financial statements prepared under IFRS has been provided here under.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	As at 31 March 2023	As at 31 March 2022
ASSETS		
Current assets		
Cash and cash equivalents	5,779	14,852
Other investments	58,018	29,513
Trade and other receivables	72,405	66,764
Inventories	48,670	50,884
Derivative financial instruments	1,232	1,906
Tax assets	2,687	4,035
Other current assets	20,069	13,902
Total current assets	206,940	181,856
Non-current assets		
Property, plant and equipment	66,462	62,169
Goodwill	4,245	4,418
Other intangible assets	30,849	27,246
Trade and other receivables	-	54
Investment in equity accounted investees	4,702	4,318
Other investments	660	2,668
Deferred tax assets	7,196	8,204
Other non-current assets	800	894
Total non-current assets	**114,914**	**110,971**
Total assets	**321,854**	**292,827**
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	26,444	25,572
Short-term borrowings	7,390	27,082
Long-term borrowings, current portion	4,804	1,017
Provisions	5,454	4,258
Tax liabilities	2,144	1,615
Derivative financial instruments	137	479
Other current liabilities	39,472	32,992
Total current liabilities	**85,845**	**94,015**
Non-current liabilities		
Long-term borrowings	1,278	5,746
Deferred tax liabilities	833	60
Provisions	59	57

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	As at 31 March 2023	As at 31 March 2022
Other non-current liabilities	2,848	2,422
Total non-current liabilities	**5,018**	**8,285**
Total liabilities	**90,863**	**102,300**
Equity		
Share capital	833	832
Treasury shares	(1,269)	(1,601)
Share premium	9,688	9,290
Share based payment reserve	1,652	1,628
Capital redemption reserve	173	173
Debenture redemption reserve	300	304
Special economic zone re-investment reserve	886	755
Retained earnings	215,593	175,712
Other components of equity	3,055	3,444
Total equity	**230,991**	**190,527**
Total liabilities and equity	**321,854**	**292,827**

CONSOLIDATED INCOME STATEMENTS

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022	For the year ended 31 March 2021
Revenues	245,879	214,391	189,722
Cost of revenues	106,536	100,551	86,645
Gross profit	139,343	113,840	103,077
Selling, general and administrative expenses	68,028	62,081	54,650
Research and development expenses	19,381	17,492	16,541
Impairment of non-current assets	699	7,562	8,598
Other income, net	(5,907)	(2,761)	(992)
Total operating expenses	**82,199**	**84,364**	**78,797**
Results from operating activities (A)	57,144	29,476	24,280
Finance income	4,281	3,077	2,623
Finance expense	(1,428)	(958)	(970)
Finance income, net (B)	**2,853**	**2,119**	**1,653**
Share of profit of equity accounted investees, net of tax (C)	370	703	480
Profit before tax [(A)+(B)+(C)]	60,367	32,298	26,413
Tax expense, net	15,300	8,730	9,175
Profit for the year	45,067	23,568	17,238
Earnings per share			
Basic earnings per share of ₹5/- each	271.43	142.08	103.94
Diluted earnings per share of ₹5/- each	270.85	141.69	103.65

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	For the year ended 31 March 2023	For the year ended 31 March 2022	For the year ended 31 March 2021
Profit for the year	45,067	23,568	17,238
Other comprehensive income/(loss)			
Items that will not be reclassified to the consolidated income statement:			
Changes in the fair value of financial instruments	(718)	(3,534)	4,242
Actuarial (losses)/gains on post-employment benefit obligations	57	(34)	(216)
Tax impact on above items	(69)	305	(220)
Total of items that will not be reclassified to the consolidated income statement	(730)	**(3,263)**	**3,806**
Items that will be reclassified subsequently to the consolidated income statement:			
Changes in fair value of financial instruments	(6)	-	7
Foreign currency translation adjustments	946	(214)	706
Effective portion of changes in fair value of cash flow hedges	(905)	882	1,123
Tax impact on above items	306	(288)	(319)
Total of items that will be reclassified subsequently to the consolidated income statement	341	**380**	**1,517**
Other comprehensive (loss)/income for the year, net of tax	(389)	**(2,883)**	**5,323**
Total comprehensive income for the year	44,678	**20,685**	**22,561**

DNV

INDEPENDENT ASSURANCE STATEMENT

Introduction

DNV represented by DNV Business Assurance India Private Limited ('DNV'), has been commissioned by the Management of Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company', Corporate Identity Number (CIN) L85195TG1984PLC004507) to undertake an independent assurance of the Company's Integrated Report 2022-23 in its online and printed format ('the Report'). The disclosures in this Report have been prepared by the Company based on the Guiding Principles and Content Elements of the International <IR> Framework ('<IR> Framework') of the International Integrated Reporting Council ('IIRC') and using selected topic-specific Standards from the Global Reporting Initiative's (GRI's) Sustainability Reporting Standards 2021 ('GRI Standards') to bring out the Company's sustainability performance during the reporting period 1st April 2022 to 31st March 2023. The disclosures in this Report have been mapped based on the requirements of SEBI Circular no. SEBI/HO/CFD/CMD-2/P/CIR/2021/562 dated May 10, 2021, prescribing format of the BRSR and the guidance notes and the nine principles of the National Guidelines on Responsible Business Conduct, 2019 ('NGRBC') of the Ministry of Corporate Affairs, Government of India. The intended user of this assurance statement is the Management of Dr. Reddy's ('the Management'). Our assurance engagement was planned and carried out during March 2023 – June 2023.

Responsibilities of the Management of Dr. Reddy's and of the Assurance Provider

The Management of the Company has the sole responsibility for the preparation of the Report and are responsible for all information disclosed in the Report as well as the processes for collecting, analyzing and reporting the information presented in the printed Report. Dr. Reddy's is also responsible for ensuring the maintenance and integrity of its website and referenced disclosures on sustainability performance. In performing this assurance work, DNV's responsibility is to the Management of the Company; however, this statement represents our independent opinion and is intended to inform the outcome of the assurance to the stakeholders of Dr. Reddy's.

We provide a range of other services to the Company, none of which in our opinion, constitute a conflict of interest with this assurance work. Our assurance engagements are based on the assumption that the data and information provided by the Company to us as part of our review have been provided in good faith and are free from misstatements.

Scope, Boundary and Limitations

The reporting scope and boundary encompasses economic, social and governance performance of Dr. Reddy's operations where the Company exercises operational control (product manufacturing operations and research and development facilities) located in India, the United Kingdom, Mexico, the Netherlands, and the United States of America, and is as brought out in the Report in the section *'About this Report'* for the activities undertaken by the Company during the financial year April 1, 2022 – March 31, 2023. The boundary excludes the performance of subsidiaries and joint ventures, which are primarily related to marketing activities.

We performed a limited level of assurance based on our assurance methodology VeriSustain™[1]. The assurance engagement considers an uncertainty of ±5% based on materiality threshold for estimation/measurement errors and omissions. We did not engage with any external stakeholders as part of this assurance engagement.

During the assurance process, we did not come across limitations to the scope of the agreed assurance engagement. The reported data on economic performance, expenditure towards Corporate Social Responsibility (CSR) activities, and other financial data are based on audited financial statements issued by the Company's statutory auditors which is subject to a separate audit process. We were not involved in the review of financial information within the Report.

---

[1] The VeriSustain protocol is based on the principles of various assurance standards including International Standard on Assurance Engagements 3000 (ISAE 3000) Revised (Assurance Engagements other than Audits or Reviews of Historical Financial Information) and the GRI Principles for Defining Report Content and Quality, international best practices in verification and our professional experience; and is available on request from www.dnv.com

Project No: PRJN-539908-2023-AST-IND

DNV

Basis of our Opinion

As part of the assurance process, a multi-disciplinary team of sustainability specialists performed assurance work for selected sample sites of Dr. Reddy's. We adopted a risk-based approach, that is, we concentrated our assurance efforts on the issues of high material relevance to the Company's business and its key stakeholders. We undertook onsite & remote audits with sampled operations and the Company's Corporate Office in Hyderabad, India in line with DNV's assessment methodology. We carried out the following activities:

- Reviewed the Company's approach to addressing the reporting requirements of <IR> Framework including stakeholder engagement and its materiality determination process;
- Reviewed disclosures related to value creation as per the <IR> Framework and claims made in the Report, and assessed the robustness of related management systems, data accuracy, information flow and controls for the reported disclosures;
- Interviews with selected senior managers responsible for management of sustainability issues and review of selected evidence to support topics disclosed in the Report. We were free to choose interviewees and interviewed those with overall responsibility to deliver the Company's sustainability objectives.
- Onsite verification at sample Chemical Technical Operations (CTOs), Formulations Technical Operations (FTOs), Integrated Product Development Organisations (IPDOs) and Research and Development (R&D) Centres, that is, CTO-6 and FTO PU2 in Pydibhimavaram, CTO-5 in Miryalaguda, CTO-2 at Bollaram, APSL R&D Center in Bengalore in India. We have conducted remote assessment for the FTO operations at Middleburg, to review processes and systems for preparing site level sustainability data and implementation of sustainability strategy. We were free to choose sites for conducting our assessments on the basis of their materiality.
- Reviewed the process of reporting on Organizational Profile, Strategy, Ethics and Integrity, Governance, Stakeholder Engagement and Reporting Practices based on GRI Standard 2: General Disclosures 2021.
- Reviewed the performance disclosure of identified material topics and related GRI Standards; that is, carried out an assessment of the processes for gathering and consolidating performance data related to identified material topics and, for a sample, checked the processes of data consolidation to assess the Reliability and Accuracy of performance disclosures reported based on GRI's Topic-specific Standards.
- Verification of the data consolidation of reported performance disclosures in context to the Principle of Completeness as per VeriSustain for a limited level of verification.
- Reviewed policies related to identified sustainability issues of the organisation and their effectiveness.
- Reviewed the process of reporting on BRSR requirements including Section A: General Disclosures, Section B: Management and Process Disclosures, and Section C: Principle-wise Performance Disclosures.

Opinion and Observations

On the basis of the verification undertaken, nothing has come to our attention that causes us to believe that the Report does not properly describe Dr. Reddy's adherence to the Guiding Principles and Content Elements of the <IR> Framework including representation of the material topics, business model, disclosures on value creation related strategies and management approach, and GRI topic-specific Standards chosen related to the material topics identified by Dr. Reddy's to bring out its performance against its identified material topics.

Without affecting our assurance opinion, we provide the following observations against the principles of VeriSustain:

Project No: PRJN-539905-2023-AST-IND

DNV

Materiality

The process of determining the issues that is most relevant to an organization and its stakeholders.

The Report presents the materiality assessment process carried out by the Company and review of material topics for this year. It includes engagement of key stakeholders and assessment of its key issues towards long-term value creation during the reporting period, as well as determination of strategic focus areas for its business. The process has considered the GRI Standards, Sustainability Accounting Standards Board Materiality (SASB) standards and topics identified by peers, as well as the key expectations of internal and external stakeholders.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Materiality.

Stakeholder Inclusiveness

The participation of stakeholders in developing and achieving an accountable and strategic response to Sustainability.

The Report explains the processes for identification, as well as modes and frequencies of engagement with key internal and external stakeholders, that is, employees, suppliers, shareholders and investors, communities and non-governmental organizations (NGOs), senior leadership, regulators and B2B customers in the section *'Stakeholder Engagement & Materiality'* of the Report. The stakeholder engagement process includes identification of key concerns for significant stakeholder groups through formal and informal mechanisms.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Stakeholder Inclusiveness.

Responsiveness

The extent to which an organization responds to stakeholder issues.

The Report brings out the process through which internal and external stakeholders are engaged to understand their key expectations, and to gain their inputs towards prioritizing and defining the Company's action plans, procedures and strategies related to identified material issues, and guiding ESG reviews with the Board. The Company has established a sustainability management system including processes for monitoring and reviewing key performance indicators and metrics to measure, monitor and evaluate impacts related to identified material issues using selected GRI Standards.

Nothing has come to our attention to believe that the Report does not meet the requirements related to the Principle of Responsiveness.

Reliability

The accuracy and comparability of information presented in the report, as well as the quality of underlying data management systems.

The Company has developed bespoke systems to capture and report its performance related to identified material topics across its reporting boundary. The majority of data and information verified through our remote assessments with Dr. Reddy's management teams and data owners at the Corporate Office and sampled sites were found to be fairly accurate and reliable. Some of the data inaccuracies identified during the verification process were found to be attributable to transcription, interpretation and aggregation errors. These data inaccuracies have been communicated for correction and the related disclosures were reviewed for correctness.

Nothing has come to our attention to believe that the Report does not meet the principle of Reliability and Accuracy.

Completeness

How much of all the information that has been identified as material to the organisation and its stakeholders is reported?

The Report brings out the Company's performance related to the economic, environment, social and governance topics it has identified as material for the reporting period 2022-23, and covering its boundary of operations across India, the UK, the USA, Mexico and the Netherlands over which it has operational control, while considering the Principle of Completeness as defined in GRI 1: Foundation 2021.

Nothing has come to our attention to suggest that the Report does not meet the Principle of Completeness with respect to scope, boundary and time.

Project No: PRJN-539905-2023-AST-IND

DNV

Neutrality

The extent to which a report provides a balanced account of an organization's performance, delivered in a neutral tone.

The Report brings out disclosures related to Dr. Reddy's performance including key concerns and challenges faced during the reporting period in a neutral tone in terms of content and presentation, while considering the overall macroeconomic environment.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Neutrality.

Statement of Competence and Independence

DNV applies its own management standards and compliance policies for quality control, in accordance with ISO IEC 17021:2015 - Conformity Assessment Requirements for bodies providing audit and certification of management systems, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We have complied with the DNV Code of Conduct[2] during the assurance engagement and maintain independence where required by relevant ethical requirements. This engagement work was carried out by an independent team of sustainability assurance professionals. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement, Greenhouse Gas Verification Statement and Management Report. DNV maintains complete impartiality toward stakeholders interviewed during the assurance process.

For DNV Business Assurance India Private Limited

Bhargav Lankalapalli Lead Verifier DNV Business Assurance India Private Limited, India.	Venkata Raman Kakaraparthi Technical Reviewer DNV Business Assurance India Private Limited, India.

June 20, 2023, Mumbai, India.

DNV Business Assurance India Private Limited is part of DNV – Business Assurance, a global provider of certification, verification, assessment and training services, helping customers to build sustainable business performance. www.dnv.com

[2] The DNV Code of Conduct is available on request from www.dnv.com

Project No: PRJN-[illegible]-2023-AST-IND

DNV

Annexure I: Verified Sustainability Performance Data

NGRBC Principle	Indicator	Parameter	UoM	Verified Value (April 22 to March 23)
PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment	Essential Indicator - Details of total energy consumption and energy intensity	Total electricity consumption (A)	GJ	13,47,746
		Total fuel consumption (B)	GJ	26,92,267
		Energy consumption through other sources (C)	GJ	0
		Total energy consumption (A+B+C)	GJ	40,40,013
		Energy intensity per Crore of turnover	GJ/Crore	164
	Essential Indicator - Disclosures related to water	Total volume of water withdrawal	KL	18,04,263
		Total volume of water consumption	KL	15,85,558
		Water intensity per Crore of turnover	KL/Crore	74.6
	Essential Indicator - Details of air emissions (other than GHG emissions)	NO_x	MT	111.1
		SO_x	MT	283
		Particulate matter (PM)	MT	103.9
	Essential Indicator - Details of GHG emissions (Scope 1 and Scope 2 emissions) & its intensity	Total Scope 1 emissions	$MTCO_2e$	2,14,257
		Total Scope 2 emissions	$MTCO_2e$	1,37,627
		Total Scope 1 and Scope 2 emissions intensity per Crore of turnover	$MTCO_2e$/Crore	14.3
	Essential Indicator - Details related to waste management by the entity	Total Waste generated	MT	52,347.8
		Total waste recovered through recycling, re-using or other recovery operations (all waste except HZ)	MT	18,695.8
		Total waste disposed by nature of disposal method (HZ only)	MT	33,652.0
	Leadership Indicator -Break-up of the total energy consumed from renewable sources	Total electricity consumption (A)	GJ	6,18,954
		Total fuel consumption (B)	GJ	5,30,555
		Energy consumption through other sources (C)	GJ	0
		Total energy consumed from renewable sources (A+B+C)	GJ	11,49,510
	Leadership Indicator -Break-up of the total energy consumed from non-renewable sources	Total electricity consumption (D)	GJ	7,28,792
		Total fuel consumption (E)	GJ	2,161,711
		Energy consumption through other sources (F)	GJ	0
		Total energy consumed from non-renewable sources (D+E+F)	GJ	28,90,503
	Leadership Indicator - Details related to water discharged	Water discharge by destination and level of treatment – Sent to CETP after primary treatment	KL	1,49,433
		Total water discharged	KL	1,49,433
	Leadership Indicator - details of total Scope 3 emissions & its intensity	Total Scope 3 emissions	$MTCO_2e$	9,21,055
		Total Scope 3 emissions intensity per Crore of turnover	$MTCO_2e$/Crore	37.5

GRI INDEX

DISCLOSURE	DESCRIPTION	UN SDG	UNGC PRINCIPLES	REFERENCE	PAGE
GRI 2: GENERAL DISCLOSURES 2021					
The organization and its reporting practices	2-1 Organizational details			Corporate overview	8
	2-2 Entities included in the organization's sustainability reporting			Corporate overview	8
	2-3 Reporting period, frequency and contact point			Corporate overview, BRSR	8, 114
	2-4 Restatements of information			Nil	
	2-5 External assurance			External assurance statement	403
Activities and workers	2-6 Activities, value chain and other business relationships			Corporate overview, MD&A	8, 72
	2-7 Employees	8, 10, 12	6	Our people, BRSR	46, 114
	2-8 Workers who are not employees	8, 10, 12	6	Our people, BRSR	46, 114
Governance	2-9 Governance structure and composition	5, 16		Governance, Corporate governance report	65, 151
	2-10 Nomination and selection of the highest governance body	5, 16		Corporate governance report	151
	2-11 Chair of the highest governance body	16		Corporate overview, Governance, Corporate governance report	8, 151
	2-12 Role of the highest governance body in overseeing the management of impacts	16		Governance	65
	2-13 Delegation of responsibility for managing impacts			Governance	65
	2-14 Role of the highest governance body in sustainability reporting			Corporate overview, Governance, Corporate governance report	8, 65, 151
	2-15 Conflicts of interest	16		BRSR	114
	2-16 Communication of critical concerns			Governance	65
	2-17 Collective knowledge of the highest governance body			Governance	65
	2-18 Evaluation of the performance of the highest governance body			Corporate governance report	151
	2-19 Remuneration policies			Corporate governance report	151
	2-20 Process to determine remuneration			Corporate governance report	151
	2-21 Annual total compensation ratio			Board's report	90
Strategy, policies and practices	2-22 Statement on sustainable development strategy			Our strategy, BRSR	26, 114
	2-23 Policy commitments	16		Governance, Board's report	65, 90
	2-24 Embedding policy commitments			Board's report	90
	2-25 Processes to remediate negative impacts			Governance, BRSR	65, 114
	2-26 Mechanisms for seeking advice and raising concerns	16	10	BRSR, Corporate governance report	114, 151
	2-27 Compliance with laws and regulations			Governance, Our planet	65, 56
	2-28 Membership associations			BRSR	114
Stakeholder engagement	2-29 Approach to stakeholder engagement			Materiality assessment, BRSR	32, 114
Material Topics					
GRI 3: Material Topics 2021	3-1 Process to determine material topics			Materiality assessment	32
	3-2 List of material topics	3, 8, 9, 10, 12		Materiality assessment	32

GRI INDEX

DISCLOSURE	DESCRIPTION	UN SDG	UNGC PRINCIPLES	REFERENCE	PAGE
Topic Standards - Economic					
GRI 201: Economic Performance 2016	3-3 Management of material topics			MD&A	72
	201-1 Direct economic value generated and distributed			Financial statements	198, 285
	201-2 Financial implications and other risks and opportunities due to climate change	13	7, 8, 9	BRSR	114
	201-3 Defined benefit plan obligations and other retirement plans	8		Corporate governance report, Notes to financial statements	151, 198, 285
	201-4 Financial assistance received from government			Notes to financial statements	198, 285
GRI 203: Indirect Economic Impacts 2016	3-3 Management of material topics			Our strategy	26
	203-2 Significant indirect economic impacts	1, 3, 8		Our strategy, Our communities	26, 52
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	8		BRSR	114
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	16	10	Governance	65
	205-2 Communication and training about anti-corruption policies and procedures	16	10	BRSR	114
	205-3 Confirmed incidents of corruption and actions taken	16	10	BRSR	114
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	16		BRSR, Notes to the financial statements	114, 198, 285
GRI 207: Tax 2019	207-1 Approach to tax	1, 10, 17		Independent auditor's report	198, 285
	207-2 Tax governance, control, and risk management	1, 10, 17		Governance, Board's report	65, 90
	207-3 Stakeholder engagement and management of concerns related to tax	1, 10, 17		Independent auditor's report	198, 285
Topic Standard - Environmental					
GRI 301: Materials 2016	301-1 Materials used by weight or volume	8, 12		Our planet	56
	301-3 Reclaimed products and their packaging materials	8, 12		BRSR	114
GRI 302: Energy 2016	302-1 Energy consumption within the organization	7, 8, 12, 13	7, 8, 9	Our planet, BRSR	56, 114
	302-3 Energy intensity	7, 8, 12, 13	8	Our planet, BRSR	56, 114
	302-4 Reduction of energy consumption	7, 8, 12, 13	7, 8, 9	Our planet, BRSR	56, 114
GRI 303: Water	303-1 Interactions with water as a shared resource	6, 12	7, 8	Our planet, BRSR	56, 114
	303-2 Management of water discharge-related impacts	6	7, 8, 9	Our planet, BRSR	56, 114
	303-3 Water withdrawal	6	7, 8, 9	Our planet, BRSR	56, 114
	303-4 Water discharge	6	7, 8, 9	Our planet, BRSR	56, 114
	303-5 Water consumption	6	7, 8, 9	Our planet, BRSR	56, 114
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	6, 13, 15	7, 8	Our planet	56
	304-2 Significant impacts of activities, products and services on biodiversity	6, 13, 15		Our planet	56
	304-3 Habitats protected or restored	6, 13, 15		Our planet	56
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	6, 13, 15		Our planet	56

GRI INDEX

DISCLOSURE	DESCRIPTION	UN SDG	UNGC PRINCIPLES	REFERENCE	PAGE
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	3, 11, 12, 13, 15	7, 8	Our planet, BRSR	56, 114
	305-2 Energy indirect (Scope 2) GHG emissions	3, 11, 12, 13, 15	7, 8	Our planet, BRSR	56, 114
	305-3 Other indirect (Scope 3) GHG emissions	3, 11, 12, 13, 15	7, 8	Our planet, BRSR	56, 114
	305-4 GHG emissions intensity	11, 13, 15	8	Our planet, BRSR	56, 114
	305-5 Reduction of GHG emissions	3, 11, 13, 15	7, 8, 9	Our planet, BRSR	56, 114
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	3, 11, 12, 13, 15	7, 8, 9	Our planet, BRSR	56, 114
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	3, 6, 11, 12	7, 8, 9	Our planet, BRSR	56, 114
	306-2 Management of significant waste related impacts	3, 6, 8, 11, 12	7, 8, 9	Our planet, BRSR	56, 114
	306-3 Waste generated	3, 6, 11, 12, 15	7, 8, 9	Our planet, BRSR	56, 114
	306-4 Waste diverted from disposal	3, 6, 11, 12	7, 8, 9	Our planet, BRSR	56,114
	306-5 Waste directed to disposal	3, 6, 11, 12, 15	7, 8, 9	Our planet, BRSR	56, 114
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria		8	Our planet	56
	308-2 Negative environmental impacts in the supply chain and actions taken			BRSR	114
Topic Standards - People					
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	5, 8, 10	6	Our people, BRSR	46, 114
	401-2 Benefits provided to full-time employees that are not provided to temporary or part time employees	3, 5, 8		Our people	46
	401-3 Parental leave	5, 8		Our people, BRSR	46, 114
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	3, 8		Our people, BRSR	46, 114
	403-2 Hazard identification, risk assessment, and incident investigation			BRSR	114
	403-3 Occupational health services	3, 8		Our people, BRSR	46, 114
	403-4 Worker participation, consultation, and communication on occupational health and safety			Our people	46
	403-5 Worker training on occupational health and safety	3, 8	6	Our people, BRSR	46, 114
	403-6 Promotion of worker health	3, 8		Our people	46
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	3, 8		Our people	46
	403-8 Workers covered by an occupational health and safety management system	3, 8		Our people, BRSR	46, 114
	403-9 Work-related injuries	3, 8, 16		BRSR	114
	403-10 Work-related ill health	3, 8, 16		BRSR	114
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	4, 5, 8, 10	6	Our strategy	28
	404-2 Programs for upgrading employee skills and transition assistance programs	8	6	Our people	46
	404-3 Percentage of employees receiving regular performance and career development reviews	5, 8, 10	6	BRSR	114

GRI INDEX

DISCLOSURE	DESCRIPTION	UN SDG	UNGC PRINCIPLES	REFERENCE	PAGE
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	5, 8, 10	6	Governance	65
	405-2 Ratio of basic salary and remuneration of women to men	5, 8, 10	6	Corporate governance report	151
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	5, 8, 10	6	BRSR	114
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	5, 8, 16	5	Governance, BRSR	65, 114
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	5, 8	5	Governance, BRSR	65, 114
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures	16	1, 2	Governance	65
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs			Our communities, BRSR	52, 114
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	5, 8, 11, 16		Our planet, BRSR	56, 114
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories			BRSR	114
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services			BRSR	114
GRI 417: Marketing and Labeling 2016	417-1 Requirements for product and service information and labeling	12		Governance, BRSR	65, 114
	417-2 Incidents of non-compliance concerning product and service information and labeling			BRSR	114
	417-3 Incidents of non-compliance concerning marketing communications			BRSR	114
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	16		BRSR	114

GLOSSARY

ADR	American Depository Receipt
AGM	Annual General Meeting
AI	Artificial Intelligence
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredient
AS	Accounting Standards
ASN	Advanced Shipment Notice
ATV/ATN	Atorvastatin calcium
AVF	Arteriovenous Fistula
BAC	Banking and Authorization Committee
BRSR	Business Responsibility and Sustainability Report
BSE	Bombay Stock Exchange
CAGR	Compound Annual Growth Rate
CCO	Chief Compliance Officer
CDP	Carbon Disclosure Project
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHIP	Community Health Intervention Programme
CII	Confederation of Indian Industry
CIN	Corporate Identity Number
COBE	Code of Business Conduct and Ethics
COO	Chief Operating Officer
CPS	Custom Pharmaceutical Services
CPCB	Central Pollution Control Board
CRL	Complete Response Letters
CSR	Corporate Social Responsibility
CTO	Chemical Technical Operations
CUSIP	Committee on Uniform Security Identification Procedures
DCGI	Drug Controller General of India
DIN	Director's Identification Number
DMF	Drug Master File
DP	Depository Participant
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health and Education
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization
EC	Electronically Commutated
EGM	Extraordinary General Meeting
EIR	Establishment Inspection Report
EM	Emerging Markets
EPS	Earnings Per Share
ERM	Enterprise-wide Risk Management
ESOP	Employees Stock Option Plan
EUG	Europe Generics
EVEN	Evoting Event Number
FAQ	Frequently Asked Questions
FICCI	Federation of Indian Chambers of Commerce & Industry
FO	Fuel Oil
FPL	Friction Power Loss
GDP	Gross Domestic Product
GDR	Global Depository Receipt
GG	Global Generics
GHG	Green House Gas
GMO	Global Manufacturing Operations
GMP	Good Manufacturing Practices
HR	Human Resources
HVAC	Heat, Ventilation and Air Conditioning
HOC	Heat of Compression
HPAPI	High Potency Active Pharmaceutical Ingredient
IASB	Indian Accounting Standard Board
ICAI	Institute of Chartered Accountants of India
ICC	Internal Complaints Committee
IEC	Information, Education and Communication
IEPF	Investor Education and Protection Fund
IFRS	International Financial Reporting Standards
IGAAP	Indian Generally Accepted Accounting Principles
Ind AS	Indian Accounting Standard
INR	Indian Rupees
IOT	Internet of Things
IP	Intellectual Property
IPDO	Integrated Product Development Organization
IR	Integrated Annual Report
ISIN	International Securities Identification Number
IST	Indian Standard Time
IT	Information Technology
JPY	Japanese Yen
JWG	Joint Working Group
KARV	Kallam Anji Reddy Vidyalaya
KAR-VJR	Kallam Anji Reddy – Vocational Junior College
KMP	Key Managerial Personnel
KPI	Key Performance Indicators
LABS	Livelihood Advancement Business School
LSSSDC	Life Sciences Sector Skill Development Council
M&A	Mergers and Acquisitions
MC	Management Council
MD	Managing Director
MD&A	Management Discussion & Analysis
MT	Metric Tonne
NAG	North America Generics
NCEs	New Chemical Entities
NCLT	National Company Law Tribunal
NDA	New Drug Application
NGO	Non-Governmental Organisation
NGCC	Nomination, Governance, and Compensation Committee
NLEM	National List of Essential Medicines
NPPA	National Pharmaceutical Pricing Authority
NSDL	National Securities Depository Limited
NSE	The National Stock Exchange of India Limited
NSE IFSC	National Stock Exchange of India International Financial Service Centre
NYSE	New York Stock Exchange Inc.
OP	Out Patient
OTC	Over-the-counter
OTIF	On Time In Full
PAN	Permanent Account Number
PAT	Profit After Tax
PBT	Profit Before Tax
PHC	Primary Health Centres

GLOSSARY

PMI	Process Mass Intensity
PO	Purchase Order
PP	Proprietary Products
PPE	Personal Protective Equipment
PSAI	Pharmaceuticals Services and Active Ingredients
PwD	People with Disabilities
P2P	Procure to Pay
RAT	Rapid Antigen Tests
RD	Regional Director
R&D	Research and Development
RDIF	Russian Direct Investment Fund
RMC	Risk Management Committee
RO	Reverse Omission
RoCE	Return on Capital Employed
RoW	Rest of World
RTA	Registrar and Transfer Agent
SCSR	Sustainability and Corporate Social Responsibility Committee
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SEZ	Special Economic Zone
SHE	Safety, Health and Environment
SG&A	Selling, General and Administrative
SIP	School Improvement Program
SMP	Senior Management Personnel
SPCB	State Pollution Control Board
SRC	Stake Holder Relationship Committee
SS	Secretarial Standards
STOC	Science, Technology and Operation Committee
SOX	Sarbanes Oxley Act, 2002
TCFD	Task Force on Climate-Related Financial Disclosures
UK	United Kingdom
US/USA	United States of America
USD/$	United States Dollar
USFDA	United States Food and Drugs Administration
VC/OVAM	Video Conferencing /Other Audio Visual Means
VFD	Variable Frequency Drive
ZLD	Zero Liquid Discharge
2DG	2-Deoxy-D-Glucose
MHI	My Health Index
MITRA	Making Integrated Transformation through Resourceful Agriculture
MLP	Multi-Layered Plastic
MoU	Memorandum of Understanding
MT	Metric Ton
MTCO2e	Metric Tonnes of Carbon Dioxide Equivalent
MDS	Myelodysplastic syndrome
MW	Megawatt
MS	Mild Steel
NGO	Non-Governmental Organisation
NHLP	New Horizons Leadership Programme
NHWP	New Horizons Well-being Programme
NOx	Nitrogen Oxides
OTC	Over-the-counter
PET	Polyethylene Terephthalate
PPA	Power Purchase Agreements
PPP	Purchasing Power Parity
PSCI	Pharmaceutical Supply Chain Initiative
PV	Pharmacovigilance
PwD	Persons with Disabilities
QbD	Quality by Design
QMS	Quality Management System
REC	Renewable Energy Certificate
RWA	Rural Workforce Agencies
S2C	Selection-to-Commercial
SAMP	Social Accountability Management Procedure
SCOC	Supplier Code of Conduct
SMT	Self-Managed Teams
Sox	Sulfur Oxides
STEM	Science, Technology, Engineering and Mathematics
STP	Sewage Treatment Plant
TPM	Total Productive Maintenance
TPR	Transplanted Rice
UNGP	United Nations Guiding Principles
UN SDGs	United Nations Sustainable Development Goals
WASH	Water, Sanitation and Hygiene
YLP	Young Leaders Programme

NOTICE OF 39TH ANNUAL GENERAL MEETING

Notice is hereby given that the 39th Annual General Meeting ('AGM') of the members of Dr. Reddy's Laboratories Limited will be held on Thursday, July 27, 2023, at 10:00 a.m. (IST) through Video Conferencing ('VC')/ Other Audio-Visual Means ('OAVM'), to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2023, together with the Reports of the Board of Directors and Auditors thereon.

2. To declare dividend of ₹40 per equity share for the financial year ended March 31, 2023.

3. To re-appoint Mr. G V Prasad (DIN: 00057433), as a Director, who retires by rotation, and being eligible offers himself for re-appointment.

SPECIAL BUSINESS

4. **Appointment of Dr. Claudio Albrecht (DIN: 10109819), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013**

   To consider and, if thought fit, to pass, the following resolution as a special resolution:

   "**RESOLVED THAT** pursuant to the provisions of Sections 149, 150, 152, 161 read with Schedule IV and other applicable provisions of the Companies Act, 2013, together with the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), and Regulations 17(1C), 25(2A) and other applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, and Articles of Association of the Company, and approval and recommendation of the Nomination, Governance and Compensation Committee and that of the Board of Directors, Dr. Claudio Albrecht (DIN: 10109819), appointed as an Additional Director of the Company, categorised as independent, with effect from May 10, 2023, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the Company has received notice in writing under Section 160 of the Companies Act, 2013, from a member proposing him as a Director, be and is hereby appointed as an Independent Director of the Company, for a term of five consecutive years effective from May 10, 2023 till May 9, 2028, not be liable to retire by rotation;

   RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

5. **Re-appointment of Mr. Leo Puri (DIN: 01764813) as an Independent Director for a second term of five years, in terms of Section 149 of the Companies Act, 2013**

   To consider and, if thought fit, to pass, the following resolution as a special resolution:

   "**RESOLVED THAT** pursuant to the provisions of Sections 149 and 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013, together with the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and Regulations 17(1C), 25(2A) and other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, and Articles of Association of the Company, and approval and recommendation of the Nomination, Governance and Compensation Committee and that of the Board of Directors, Mr. Leo Puri (DIN: 01764813) who had been appointed as an Independent Director of the Company for a period of five years with effect from October 25, 2018, up to October 24, 2023, by the shareholders at the 35th Annual General Meeting ('AGM'), in terms of Section 149 of the Companies Act, 2013, be and is hereby re-appointed as an Independent Director of the Company for a second term of five consecutive years, with effect from October 25, 2023, till October 24, 2028, not liable to retire by rotation;

   RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

6. **Re-appointment of Ms. Shikha Sharma (DIN: 00043265) as an Independent Director for a second term of five years, in terms of Section 149 of the Companies Act, 2013**

   To consider and, if thought fit, to pass, the following resolution as a special resolution:

   "**RESOLVED THAT** pursuant to the provisions of Sections 149 and 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013, together with the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and Regulations 17(1C), 25(2A) and other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, and Articles of Association of the Company, and approval and recommendation of the Nomination, Governance and Compensation Committee and that of the Board of Directors, Ms. Shikha Sharma (DIN: 00043265) who had been appointed as an Independent Director of the Company for a period of five years with effect from January 31, 2019, up to January 30, 2024, by the shareholders at the 35th Annual General Meeting ('AGM'), in terms of Section 149 of the Companies Act, 2013, be and is hereby re-appointed as an Independent Director of the Company, for a second term of five consecutive years, with effect from January 31, 2024, till January 30, 2029, not liable to retire by rotation;

   RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

7. **Remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2024**

   To consider and, if thought fit, to pass, the following resolution as an ordinary resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 148(3) and other applicable provisions, if any, of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modifications and re-enactment thereof, for the time being in force), the remuneration payable to M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), appointed by the Board of Directors, on the recommendation of the Audit Committee, as Cost Auditors of the Company to conduct audit of cost records of the Company, for the financial year ending March 31, 2024, amounting to ₹9,00,000/- (Rupees Nine Lakhs only) plus applicable taxes and out of pocket expenses at actuals, in connection with the aforesaid audit, be and is hereby ratified;

   RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, matters, deeds and things, as may be necessary to give effect to this resolution."

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No.F6621

Place: Hyderabad
Date: May 10, 2023

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel: 91-40-49002900, Fax: 91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

NOTES

1) The explanatory statement pursuant to Section 102 of the Companies Act, 2013 ('Act') and the Rules made thereunder, Secretarial Standard on General Meetings (SS-2) and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations') wherever applicable, in respect of the special business set out in the Notice, is annexed hereto. The Board of Directors of the Company at its meeting held on May 10, 2023, has considered and recommended to include item nos. 4, 5, 6 and 7 of the special business in the Notice for approval of the members at the 39th Annual General Meeting ("AGM") of the Company.

2) Pursuant to General Circular Nos. 14/2020, 17/2020, 20/2020, 02/2021, 2/2022 and 10/2022 dated April 8, 2020, April 13, 2020, May 5, 2020, January 13, 2021, May 5, 2022 and December 28, 2022, respectively, issued by the Ministry of Corporate Affairs ('MCA') and Securities and Exchange Board of India ('SEBI') Circular Nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79, SEBI/HO/CFD/CMD2/CIR/P/2022/62 and SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated May 12, 2020, May 13, 2022 and January 5, 2023, respectively (collectively referred to as 'Circulars'), companies are permitted to hold the AGM through VC/ OAVM, without the physical presence of the members at a common venue. Accordingly, the 39th AGM of the Company will be held through VC/ OAVM in compliance with the provisions of the Act and Rules made thereunder, the SEBI Listing Regulations read with the aforesaid Circulars. The deemed venue for the 39th AGM shall be the Registered Office of the Company, i.e. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.

3) In line with the Circulars, the Company is providing VC/ OAVM facility to its members to attend the 39th AGM. For this purpose, the Company has entered into an agreement with National Securities Depository Limited ("NSDL"), as the authorised agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

4) The facility for attending the AGM virtually will be made available for 1,000 members on first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), Promoters, institutional investors, Directors, Key Managerial Personnel, the Chairpersons of the Audit Committee, Nomination, Governance and Compensation Committee and Stakeholders' Relationship Committee, Auditors, etc. who are allowed to attend the AGM without restriction on first come first served basis.

5) The VC/ OAVM facility for members to join the meeting, shall be kept open 30 minutes before the start of the 39th AGM and will be closed on expiry of 30 minutes after closure of the 39th AGM. Members can attend the 39th AGM through VC/ OAVM by following the instructions mentioned in this Notice.

6) Corporate members whose authorised representatives are intending to attend the meeting are requested to send a certified copy of the Board resolution authorising such representative to attend the 39th AGM through VC/ OAVM, and cast their votes through e-voting. Such documents can be sent to drlscrutinizer@gmail.com, with a copy marked to evoting@nsdl.co.in.

7) Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG format) of the relevant Board Resolution/ Authority letter etc. who are authorised to vote, to the Scrutiniser by e-mail at drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

8) Members attending the 39th AGM through VC/ OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

9) The statutory registers including Register of Directors and Key Managerial Personnel and their shareholding, the Register of Contracts or Arrangements in which Directors are interested, maintained under the Act and the Certificate from the Secretarial Auditors of the Company certifying that the ESOP Schemes of the Company are being implemented in accordance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be available for inspection by the members during the 39th AGM. All documents referred to in the Notice and Explanatory Statement will be available for inspection in electronic mode from the date of circulation of this Notice up to the date of the 39th AGM. Members who wish to inspect the register are requested to write to the Company by sending e-mail to shares@drreddys.com.

10) In accordance with the aforesaid Circulars, the Notice of the 39th AGM along with the Integrated Annual Report for the financial year ended March 31, 2023, has been sent only through electronic mode to the members who have registered their e-mail addresses with the Company/ Depository Participants. The Notice of 39th AGM and Integrated Annual Report are also available on the Company's website at *www.drreddys.com*, on the website of the Stock Exchanges, i.e. BSE Limited ('BSE') at *www.bseindia.com* and National Stock Exchange of India Limited ('NSE') at *www.nseindia.com* and on the website of National Securities Depository Limited ('NSDL') at *https://www.evoting.nsdl.com/*

11) In accordance with the aforesaid Circulars, no physical copy of the Notice of the 39th AGM and the Integrated Annual Report for the year ended March 31, 2023, has been sent to members. Digital copy of the Integrated Annual Report has been sent to those members whose e-mail addresses are registered with the Company/ Depository Participants.

12) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on *www.drreddys.com/investors/investor-services/shareholder-information* or with their Depository Participant or send their request at shares@drreddys.com along with their Folio No./ DP ID and Client ID and valid e-mail address for registration.

13) Pursuant to Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended from time to time, Regulation 44 of the SEBI Listing Regulations and the aforesaid Circulars, the Company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this Notice. The detailed instructions for e-voting and attending the 39th AGM through VC/ OAVM are given as a separate attachment to this Notice.

14) Members are requested to intimate immediately, any change in their address to their Depository Participants with whom they are maintaining their demat accounts. If the shares are held in physical form, change in address has to be intimated to the Company's Registrar and Transfer Agent (RTA), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

15) The Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, July 12, 2023, to Friday, July 14, 2023 (both days inclusive).

16) The Board of Directors of the Company at their meeting held on May 10, 2023, has recommended a dividend of ₹40/- per equity share of face value of ₹5/- each as final dividend for the financial year ended March 31, 2023. Dividend, if declared, at the 39th AGM, will be paid on August 1, 2023, subject to deduction of tax at source to those members whose names appear on the Register of Members of the Company as of end of the day on July 11, 2023.

17) In terms of Schedule I of the SEBI Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their Depository Participants. Members holding securities in physical form are required to send a request updating their bank details, to the Company's RTA.

18) The Company shall dispatch by post the dividend warrants to those members who have not registered their bank mandate with the Company. Pursuant to the Income Tax Act, 1961 ('the IT Act'), as amended by the Finance Act 2020, dividend income will be taxable in the hands of the members and the Company is required to deduct tax at source (TDS) from dividend paid to members at the prescribed rates, as detailed hereunder:

For Resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act, as follows:

Valid PAN of shareholder available with the Company	10% or as notified by the Government of India
Shareholders without PAN/ invalid PAN with the Company	20% or as notified by the Government of India
Shareholder covered under Section 206AB of the IT Act as per utility prescribed by CBDT	20%

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the financial year 2023-24 does not exceed ₹5,000/- and also in cases where shareholder provide valid Form 15G (applicable to any person other than HUF or a Company or a firm)/ Form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the IT Act. Shareholders may also submit any other document as prescribed under the IT Act to claim a lower/ nil withholding tax. PAN is mandatory for shareholders providing valid Form 15G/ Form 15H or any other documents as mentioned above. The formats of Form 15G/ Form 15H are also available on the website of the RTA, Bigshare Services Private Limited at *https://www.bigshareonline.com/*

For Resident Mutual funds and Insurance Company shareholders

In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified under clause (23D) of Section 10 of the IT Act or an Insurance Company as specified in Section 194 of the IT Act, shareholders should submit the below document along with exemption notification, if any, as per the relevant provisions of the IT Act:

a. Declaration by shareholder qualifying as insurer as per Section 2(7A) of the Insurance Act, 1938.

b. Declaration by Mutual Fund shareholder eligible for exemption under Section 10(23D) of the IT Act.

c. Declaration by Category I/ II Alternate Investment Fund (AIF) registered with SEBI.

Declaration for exemption under Circular 18/2017 of the IT Act

In case of any shareholder whose income is subject to lower rate of TDS or is exempt under the IT Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the IT Act, duly signed by the authorised signatory:

a. Lower withholding tax certificate for the financial year 2023-24, if any obtained from the Income Tax authorities.

b. In case the shareholder has obtained tax exemption status under any provisions of the IT Act, the documentary evidence along with declaration for the same.

For Non-Resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by Government of India on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

- Self-attested Tax Residency Certificate (TRC) for the financial year 2023-24, obtained from the tax authorities of the country of which the shareholder is a resident.
- Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 37BC of the Income Tax Rules to be submitted.
- Form 10F as per the format specified under the IT Act.

Pursuant to Notification no. 03/2022 dated July 16, 2022, non-resident members are required to furnish Form 10F electronically on income tax portal with their login credentials at eportal.incometax.gov.in.

Non-resident members who are not having Permanent Account Number ('PAN') in India or who are not required to obtain PAN in India are exempted from mandatory electronic filing of Form 10F, however, they are required to submit the manual Form 10F duly signed along with a declaration of not having PAN or not required to obtain PAN in India.

- Self-declaration from non-resident shareholder addressed specifically to the Company, primarily covering the following:

  a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2023-24;

  b. Non-resident is eligible to claim the benefit of respective tax treaty;

  c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;

  d. Non-resident receiving the dividend income is the beneficial owner of such income;

  e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India;

  f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and

  g. In case of shareholder being tax resident of Singapore, furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore Double Taxation Avoidance Agreement (DTAA).

- Any other documents as prescribed under the IT Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 37BA (2) of the Income Tax Rules, 1962

In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 37BA(2) of the Income Tax Rules, 1962.

Section 206AA of the IT Act

Rate of TDS at the rate of 10 percent under Section 194 of the IT Act which is subject to provisions of Section 206AA of the IT Act which introduces special provisions for TDS where PAN provided by deductee is invalid. Invalid PAN also includes cases where PAN and Aadhar are not linked.

As provided in Section 206AA of the IT Act, tax is required to be deducted at higher of following rates in case of payments to specified person:

- at twice the rate specified in the relevant provisions of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 20%.

Accordingly, provisions of Section 206AA will be applicable in cases where PAN of the shareholder is invalid. Validity of PAN will be determined using functionality of Income Tax Department as notified for the purpose of determining specified person under Section 206AB of the IT Act.

Section 206AB of the IT Act

Rate of TDS @10% under Section 194 of the IT Act is subject to provisions of Section 206AB of the IT Act (effective from July 1, 2021) which introduces special provisions for TDS in respect of non-filers of income-tax return. As provided in Section 206AB of the IT Act, tax is required to be deducted at higher of following rates in case of payments to specified persons:

- at twice the rate specified in the relevant provision of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 5%.

Where Sections 206AA and 206AB of the IT Act are applicable i.e. the specified person has not submitted the PAN as well as not filed the tax return, the tax shall be deducted at the higher of the two rates prescribed in these two sections.

As per Central Board of Direct Taxes vide Circular No. 11 of 2021 dated June 21, 2021, for determining TDS rate on Dividend, the Company will be using functionality of the Income-tax department to determine the applicability of Section 206AB of the IT Act. Rate of 20% will be applied for shareholders who are determined as specified person in Income tax department portal.

The non-resident who does not have the permanent establishment is excluded from the scope of a specified person.

For all shareholders

Shareholders are requested to update tax residential status, Permanent Account Number (PAN), registered email address, mobile numbers and other details with their Depository Participants, in case the shares are held in dematerialised form. Shareholders holding shares in physical mode, are requested to furnish details to the Company's RTA.

The aforementioned forms/ annexures for tax exemption can be downloaded from the website of the Company's RTA - *https://www.bigshareonline.com/Resources.aspx*

The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com. Alternatively, these declaration can be submitted online also at *https://www.bigshareonline.com/dividendTDS.aspx*. The user shall be prompted to select/ share the information to register their request.

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the IT Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return of income as per the IT Act, and claim an appropriate refund, if eligible.

All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at their e-mail ID: DRLtaxexemption@bigshareonline.com.

Further, shareholders who have not registered/ updated their email address are requested to register/ update the same on *https://www.drreddys.com/investors/investor-services/shareholder-information/* or with their Depository Participant or send their consent at shares@drreddys.com along with their Folio No. / DP ID and Client ID and valid e-mail address for registration/ updation.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarised manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

19) Members are requested to contact RTA, Bigshare Services Private Limited for encashing the unclaimed dividends standing to the credit of their account. The detailed dividend history and due dates for transfer to IEPF are given in the Additional Shareholders Information section of the Integrated Annual Report and are also available on the website of the Company at *https://www.drreddys.com/investor#shares*.

20) In terms of requirements of Section 124(6) of the Act read with Investor Education and Protection Fund (IEPF) Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company is required to transfer the shares, in respect of which the dividend remains unpaid or unclaimed for a period of seven consecutive years or more, to the IEPF Account established by the Central Government. The details of the unpaid/ unclaimed dividend amounts lying with the Company as on March 31, 2022 are available on the website of the Company at *https://www.drreddys.com/investor#shares* and on the website of MCA/ IEPF. Member(s) whose dividends/ shares are transferred to the IEPF can claim the same from the IEPF Authority by following the refund procedure as detailed on the IEPF website.

21) SEBI vide Circular dated November 3, 2021, read with Circular dated March 16, 2023, as amended, has made it mandatory for the holders of physical securities to furnish PAN, KYC details and details of nomination. In terms of the said Circulars, the folios wherein any of the above document(s)/details are not available on or after October 1, 2023, shall be frozen by the RTA. The security holder(s) whose folio(s) have been frozen shall be eligible to lodge grievance or avail any service request from the RTA only after furnishing the complete documents/ details, as above. Further, any payment including dividend, interest or redemption payment in respect of such frozen folios, shall be only through electronic mode with effect from April 1, 2024.

As per the said Circulars, the frozen folios are required to be referred by the RTA/ Company to the administering authority under the Benami Transactions (Prohibitions) Act, 1988 and/or Prevention of Money Laundering Act, 2002, if they continue to remain frozen as on December 31, 2025.

Further, the physical shareholders are requested to ensure that their PAN is linked to Aadhaar, if not already done, to avoid freezing of folio.

22) Regulation 40 of the SEBI Listing Regulations, as amended, mandates that transfer of securities shall not be processed unless the securities are held in the dematerialised form with a depository. Further, transmission and transposition of securities held in physical form shall be effected only in dematerialised form. SEBI, vide its Circular dated January 25, 2022, has provided that listed companies, shall issue the securities only in demat mode while processing investor service requests pertaining to issuance of duplicate shares, exchange of shares, endorsement, sub-division/ consolidation of share certificates, transmission, transposition, etc. In view of the above, as also to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to demat mode.

23) Members are hereby informed that for addressing the unresolved disputes pertaining to or emanating from investor services between listed company / RTAs offering services on behalf of the listed company and its shareholders, SEBI vide circular dated May 30, 2022 read with Circular dated April 8, 2022, introduced Standard Operating Procedure to be followed under the Stock Exchange arbitration process.

The mechanism can be initiated only post exhausting all actions for resolution of complaints including those received through the SCORES portal.

24) The Company is pleased to provide the facility of live webcast of proceedings of its 39th AGM. Members who are entitled to participate in the 39th AGM can view the live proceedings of 39th AGM by logging on the NSDL e-voting system at https://www.evoting.nsdl.com/ using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 9.30 a.m. (IST) onwards (30 minutes before the start of the 39th AGM on July 27, 2023.

25) Since the 39th AGM will be held through VC/ OAVM pursuant to the Circulars, the proxy form, attendance slip and route map have not been annexed to this Notice.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Membership No.F6621

Place: Hyderabad
Date: May 10, 2023

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel: 91-40-49002900, Fax: 91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

EXPLANATORY STATEMENT TO THE NOTICE OF 39TH AGM

Statement pursuant to Section 102 of the Companies Act, 2013, read with the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standards on General Meetings (SS-2)

ITEM NO. 3

Mr. G V Prasad (DIN: 00057433) is a member of the Company's Board since 1986 and presently designated as the Co-Chairman and Managing Director of the Company. Mr. Prasad is part of promoter group of the Company. Prior to May 2014, Mr. Prasad held titles of Chairman and Chief Executive Officer of the Company.

Mr. G V Prasad was re-appointed as Co-Chairman and Managing Director of the Company at the 36th Annual General Meeting ('AGM') held on July 30, 2020, for a period of five years commencing from January 30, 2021, to January 29, 2026, liable to retire by rotation. He retires by rotation at the 39th AGM of the Company and, being eligible, offers himself for the reappointment.

Mr. Prasad's emphasis on research, innovation, transparency, business ethics and leaner corporate structures has helped to shape Dr. Reddy's into an organisation of global repute, recognised industry-wide for scientific innovation, progressive people practices and high standards of corporate governance. He is driving the necessary imperatives for Dr. Reddy's to engage even more deeply with the human aspects of health. Mr. Prasad also ensures that the Company is well-positioned for the future, drawing upon his 35 years plus of leadership experience in the pharmaceutical industry to help the Company anticipate trends and envision the future of healthcare.

Mr. Prasad as Co-Chairman and Managing Director focuses on mentoring leaders, driving innovation in science, technology and digitalisation while championing the cause of the planet, purpose and patients. He leads the core team that drives the growth and performance at Dr. Reddy's. He has played a key role in the evolution of Dr. Reddy's from a mid-sized pharmaceutical Company into a globally respected pharmaceutical major especially in developed markets. He is also passionate about sustainable manufacturing and business practices. He is widely credited as the architect of Dr. Reddy's successful Global Generics (GG) and Active Pharmaceutical Ingredients (API) strategies, as well as the Company's foray into biosimilars, proprietary products, differentiated formulations and the Company's sustainability initiatives including the adoption of green technologies and processes.

As an advocate of sustainability, Mr. Prasad brought in many initiatives in the Company to enhance the integration of sustainability into the business. His passion for sustainability has helped the organization to take up challenging refreshed ESG goals in 2022. He is a photography enthusiast and supports nature and wildlife. He is involved with the activities of the World Wildlife Fund, Andhra Pradesh and Telangana chapter, Wildlife Trust of India and other conservation-oriented organisations.

Awards and Recognitions: - Named as one of the top 20 leaders on The Medicine Maker's Power List of 2020 & 2021, - Nominated for the YPO Global Impact Awards, 2020, - V. Krishnamurthy Award for Excellence by the Centre for Organisational Development, 2019, - Boundary Breaker leader Award, CEO Awards 2018, - Listed among the Top 50 CEOs that India ever had, Outlook magazine, 2017, - One of the top 5 most valuable CEOs of India by Business World, 2016, - India Business Leader of the year by CNBC Asia, 2015, - India's Best CEO by Business Today, 2014, - India Business Leader of the Year by CNBC Asia, 2014, - India Talent Management Award by CNBC Asia, 2014.

The Company has received declaration in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Prasad to the effect that he is not disqualified under Section 164 of the Companies Act, 2013 ('Act') and a declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Other details of Mr. Prasad pursuant to Regulation 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations') and Secretarial Standard - 2 are given in Annexure-A, annexed herewith.

In terms of Section 152 of the Act, the term of office of Mr. Prasad, is subject to retirement by rotation at the ensuing 39th AGM, and being eligible, he seeks re-appointment. The performance evaluation of Mr. Prasad, for the financial year ended March 31, 2023, was carried out by an independent external agency, EgonZehnder, a leadership advisory firm on Board matters. Mr. Prasad was rated highly on the various evaluation parameters carried out by the said agency. The evaluation outcome was placed before the Nomination, Governance and Compensation Committee ('NGCC') and the Board. The Board has discussed the same and expressed profound sense of satisfaction over the evaluation outcome, and while recommending Mr. Prasad's re-appointment for approval of the shareholders, highly appreciated the contribution made by him over the years for the growth and development of the Company.

Except Mr. G V Prasad, Mr. K Satish Reddy, Chairman of the Company and their relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the Notice of the 39th AGM.

The Board, recommends the resolution set forth in item no. 3 of the Notice for approval of the members.

ITEM NO. 4

Pursuant to Section 161 of the Companies Act, 2013 ('Act'), the Board at its meeting held on May 10, 2023, appointed Dr. Claudio Albrecht (DIN: 10109819) as an Additional Director in the category of Independent Director of the Company for a term of five (5) consecutive years with effect from May 10, 2023 to May 9, 2028 (both days inclusive) subject to approval of the shareholders

of the Company at the ensuing 39th Annual General Meeting ('AGM') through special resolution.

The Nomination, Governance and Compensation Committee ('NGCC') of the Board periodically discusses the succession of Independent Directors coming up for re-appointment or approaching end of their term. It also assesses the balance of skills, knowledge and experience available with the Board as a whole, in order to maintain orderly succession of the Board. The NGCC had earlier identified the desired attributes for the selection of the Independent Director(s). Basis those attributes, the NGCC has recommended the candidature of Dr. Claudio Albrecht, as an Independent Director of the Company. In the opinion of the Board, Dr. Claudio fulfils the conditions for independence specified in the Act, the Rules made thereunder and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations') and other laws / regulations for the time being in force, to the extent applicable to the Company. The Board noted that Dr. Claudio's skills, background and experience are aligned to the attributes identified by the NGCC and that he is eligible for appointment as an Independent Director. The Board was cognizant of following skills and experience of Dr. Claudio, which fit into the criteria of Company's skill matrix in the areas of strategy, finance, governance, management, sustainability, science, technology and operations, which would be beneficial for the Company:

- Experience in leading global pharma companies
- Rich experience in science and technology area
- Knowledge and expertise in strategy design and implementation
- Mergers and Acquisitions
- Rich experience in finance, management and governance
- Organisational design and implementation

The Company has received, *inter alia*, (i) requisite consent from Dr. Claudio to act as an Independent Director, (ii) declaration to the effect that he is not disqualified in accordance with Section 164 of the Act, (iii) declaration that he meets the criteria of independence as provided in Section 149 of the Act and in the SEBI Listing Regulations and (iv) a declaration that he is not debarred or restrained from acting as a Director by any SEBI order or any other such authority. The Company has also received a notice in writing from a member under Section 160 of the Act proposing the candidature of Dr. Claudio as a Director of the Company.

Pursuant to Regulation 17(1C) of the SEBI Listing Regulations, approval of shareholders for appointment of a person on the Board of Directors is required to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further in terms of Regulation 25(2A) of the SEBI Listing Regulations, the appointment, re-appointment or removal of an Independent Director shall be subject to the approval of shareholders by way of a special resolution. Accordingly, the appointment of Dr. Claudio requires the approval of the members by way of a special resolution.

Hence, in view of the aforementioned provisions, the Company is seeking the approval of its members for appointment of Dr. Claudio, as an Independent Director on the Board of the Company for a term of five consecutive years effective from May 10, 2023 to May 9, 2028.

Profile of Dr. Claudio Albrecht: Dr. Claudio Albrecht, Co-Founder and Managing Partner of Albrecht, Prock & Partners (AP&P) was until August 31, 2018, CEO of the publicly listed STADA AG. Before this assignment Dr. Claudio worked in and with the Generic industry for more than 30 years.

He started his pharmaceutical career at Sandoz in 1987 in Austria and became General Manager of its generic businesses in the Netherlands, in Germany and the USA, before leaving to become CEO of the Ratiopharm Group in 2000. In his time as CEO of the Ratiopharm Group he was driving the internationalisation process of the German drug maker beyond Europe and was material for the initiation of the development, manufacturing and commercialisation project of Ratiopharm's Biosimilars program. Ratiopharm was first to market with the Biosimilar Filgrastim in Europe.

In 2007, Dr. Claudio founded together with Peter Prock the strategy consulting firm CoMeth in Slovakia before he was asked to assume the role of CEO and Chairman of the Board of the Actavis Group. Actavis was operating in over 50 countries worldwide with standalone 2012 revenues in excess of € 2 billion. Under his leadership, Actavis was sold to Watson for USD 6 billion, which represented an above average industry multiple. As CEO of Actavis, Dr. Claudio initiated a total turnaround process and started a joint venture for the development and commercialisation of recombinant insulin and its analogues with the objective to build the first Generic "one stop shop" in Diabetes.

After the divestiture of Actavis, Dr. Claudio founded with Peter Prock the Zug/Switzerland based Albrecht, Prock & Partners AG. Together with private equity and strategic investors, AP&P worked on numerous acquisition projects amongst which the initiative for STADA AG was the most significant. STADA AG was the largest leveraged buyout of a German listed company ever. Dr. Claudio agreed to manage the company for an interim period of one year and led all the necessary changes and strategic initiatives. In September 2018 Dr. Claudio returned to AP&P.

A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Dr. Claudio, and all other documents referred to in the accompanying Notice and this Statement are available for inspection by the members, at the Company's registered office during business hours on all working days upto the date of 39th AGM.

Other details of Dr. Claudio pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in Annexure-A, annexed herewith.

In compliance with the provisions of Section 149 read with Schedule IV to the Act and Regulations 17(1C) and 25(2A) of the SEBI Listing Regulations, the approval of the Members is sought for the appointment of Dr. Claudio Albrecht as an Independent Director of the Company, as a special resolution as set out above.

Except Dr. Claudio and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 4 of the Notice of the 39th AGM.

The Board, recommends the special resolution set forth in item no. 4 of the Notice for approval of the members.

ITEM NO. 5

In terms of Section 149 and other applicable provisions of the Companies Act, 2013 ('Act'), and rules made thereunder, Mr. Leo Puri (DIN: 01764813) was appointed as an Independent Director of the Company for a period of five years with effect from October 25, 2018, to October 24, 2023, by the members at the 35th Annual General Meeting ('AGM') of the Company held on July 30, 2019. Accordingly, he is due for his retirement from the first term as a Non-Executive Independent Director on October 24, 2023.

Section 149(10) of the Act, provides that an Independent Director shall hold office for a term up to five consecutive years on the Board of a Company and shall be eligible for re-appointment, for another term of up to five years, on passing of a special resolution by the members of the Company.

In terms of Section 149 read with Section 152 and Schedule IV of the Act, Mr. Leo Puri is entitled for second term as an Independent Director of the Company. The performance evaluation of Mr. Leo, for the financial year ended March 31, 2023, was carried out by an independent external agency, EgonZehnder, a leadership advisory firm on Board matters, Mr. Leo was rated highly as an Independent Director of the Company on the various evaluation parameters carried out by the said agency. The evaluation outcome was placed before the Nomination, Governance and Compensation Committee ('NGCC') and the Board, and the Board has discussed the same and expressed satisfaction over the evaluation outcome. Consequently, the Board based on the outcome of his performance evaluation and recommendation of the NGCC, is of the opinion that Mr. Leo fulfils the conditions for his re-appointment as an Independent Director as specified in the Act and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations'), and is independent of the management. The NGCC and the Board are of the view that the continued association of Mr. Leo and his rich experience and vast knowledge that he brings with him, would be beneficial to the Company. The Board also believes that he possesses appropriate skills, expertise and competencies in the context of the Company's businesses, particularly in the areas of strategy, management, governance, human resource, risk and finance.

Considering the above, the NGCC and the Board have recommended to re-appoint Mr. Leo as an Independent Director of the Company, for the second term of five (5) consecutive years from October 25, 2023, to October 24, 2028, not liable to retire by rotation, by passing the special resolution as set out in the Notice of the 39th AGM.

The Company has received, *inter alia*, (i) declaration in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Leo to the effect that he is not disqualified under Section 164 of the Act; (ii) declaration that he meets the criteria of independence as provided in the Act and the SEBI Listing Regulations; (iii) declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority; and (iv) a notice in writing from a member under Section 160 of the Act proposing the candidature of Mr. Leo as an Independent Director of the Company.

Other details of Mr. Leo pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in Annexure-A, annexed herewith.

Profile of Mr. Leo Puri: Mr. Leo Puri was the Managing Director of UTI Asset Management Co. Limited from August 2013 to August 2018. In his career of more than 30 years, Mr. Leo has previously worked as director with McKinsey & Company and as Managing Director with Warburg Pincus. Mr. Leo has worked in the UK, USA and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership.

A copy of the draft letter of re-appointment, setting out the terms and conditions of re-appointment of Mr. Leo, is available for inspection, without any fee, by the members at the Company's registered office during business hours on all working days up to the date of the 39th AGM.

Except Mr. Leo Puri and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 5 of the Notice of the 39th AGM.

The Board, recommends the special resolution set forth in item no. 5 of the Notice for approval of the members.

ITEM NO. 6

In terms of Section 149 and other applicable provisions of the Companies Act, 2013 ("Act") and rules made thereunder, Ms. Shikha Sharma (DIN: 00043265) was appointed as an Independent Director of the Company for a period of five years with effect from January 31, 2019, to January 30, 2024, by the members at the 35th Annual General Meeting ('AGM') of the Company held on July 30, 2019. Accordingly, she is due for her

retirement from the first term as a Non-Executive Independent Director on January 30, 2024.

Section 149(10) of the Act, provides that an Independent Director shall hold office for a term up to five consecutive years on the Board of a Company but shall be eligible for re-appointment, for another term of up to five years, on passing of a special resolution by the shareholders.

In terms of Section 149 read with Section 152 and Schedule IV of the Act, Ms. Shikha Sharma is entitled for second term as an Independent Director of the Company. The performance evaluation of Ms. Shikha, for the financial year ended March 31, 2023, was carried out by an independent external agency, EgonZehnder, a leadership advisory firm on Board matters. Ms. Shikha was rated highly as an Independent Director of the Company on the various evaluation parameters carried out by the said agency. The evaluation outcome was placed before the Nomination, Governance and Compensation Committee ('NGCC') and the Board, and the Board has discussed the same and expressed satisfaction over the evaluation outcome. Consequently, the Board based on the outcome of her performance evaluation and recommendation of the NGCC, is of the opinion that Ms. Shikha Sharma fulfils the conditions for her re-appointment as an Independent Director as specified in the Act and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations') and is independent of the management. The NGCC and the Board are of the view that the continued association of Ms. Shikha and her rich experience and vast knowledge that she brings with her would be in the interest of the Company. The Board also believes that she possesses appropriate skills, expertise and competencies in the context of the Company's businesses, particularly in the areas of strategy, management, governance, risk, human resource and finance.

Considering the above, it is recommended to re-appoint Ms. Shikha Sharma as an Independent Director for the second term of five (5) consecutive years from January 31, 2024, up to January 30, 2029, not liable to retire by rotation, by passing the special resolution as set out in the Notice of the 39th AGM.

The Company has received, *inter alia*, (i) declaration in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Ms. Shikha to the effect that she is not disqualified under Section 164 of the Act; (ii) declaration that she meets the criteria of independence as provided in the Act and the SEBI Listing Regulations; (iii) declaration that she is not debarred or restrained from acting as a Director by any SEBI order or by any other such authority; and (iv) a notice in writing from a member under Section 160 of the Act proposing the candidature of Ms. Shikha as an Independent Director of the Company.

Other details of Ms. Shikha pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in Annexure-A, annexed herewith.

Profile of Ms. Shikha Sharma: Ms. Shikha Sharma was the Managing Director & CEO of Axis Bank, India's third largest private sector bank from June 2009 upto December 2018. As a leader adept at managing change, she led the Bank on a transformation journey from being primarily a corporate lender to a bank with a strong retail deposit franchise and a balanced lending book.

Ms. Shikha has more than three decades of experience in the financial sector, having begun her career with ICICI Bank Limited in 1980. During her tenure with the ICICI Group, she was instrumental in setting up ICICI Securities. As Managing Director & CEO of ICICI Prudential Life Insurance Company Limited, she led the company to become the No. 1 private sector life insurance company in India. She was a member of RBI's Technical Advisory Committee, Panel on Financial Inclusion, Committee on Comprehensive Financial Services for Small Businesses and Low-Income Household etc. She has chaired CII's National Committee on Banking from 2015 to 2017.

A copy of the draft letter of re-appointment, setting out the terms and conditions of re-appointment of Ms. Shikha, is available for inspection, without any fee, by the members at the Company's registered office during business hours on all working days up to the date of the 39th AGM.

Except Ms. Shikha Sharma and her relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 6 of the Notice of the 39th AGM.

The Board, recommends the special resolution set forth in item no. 6 of the Notice for approval of the members.

ITEM NO. 7

The Board of Directors, at its meeting held on May 10, 2023, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2024, at a remuneration of ₹9,00,000/- (Rupees Nine Lakhs only) plus applicable taxes and out of pocket expenses, at actuals in connection with the aforesaid audit. The remuneration for financial year ended March 31, 2022, was ₹7,00,000/- (Rupees Seven Lakh only).

The Board approved the proposed remuneration of the Cost Auditors after considering the scope of the audit involved and cost audit teams requiring fewer members due to the advancement in technology/ software, auditing systems and other automation tools. Therefore, the remuneration of the Cost Auditors being proposed for ratification of the members is commensurate with the scope of work involved.

In terms with the provisions of the Section 148(3) of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, members of the Company are required to ratify the remuneration proposed to be paid to the Cost Auditors.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no.7 of the Notice of the 39th Annual General Meeting ("AGM") for ratification of the remuneration payable to the Cost Auditors, for the financial year ending March 31, 2024.

None of the Directors, Key Managerial Personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The Board, recommends the resolution set forth in item no. 7 of the Notice for approval of the members.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 10, 2023

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel: 91-40-49002900, Fax: 91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

Annexure–A

Name of the Director	Mr. G V Prasad	Dr. Claudio Albrecht	Mr. Leo Puri	Ms. Shikha Sharma
DIN	00057433	10004879	01764813	00043265
Age	62 years	63 years	62 years	64 years
Nationality	Indian	Austrian	British	Indian
Qualification	Bachelor's degree in chemical engineering from Illinois Institute of Technology, Chicago in the USA, and an M.S. in Industrial Administration from Purdue University, Indiana in the USA.	Degree in Law (PhD, Dr. jur.) from University of Innsbruck	Master's degree in PPE, from Oxford University, UK as well as Master's degree in Law from Cambridge University, UK.	MBA from the Indian Institute of Management, Ahmedabad, India, B.A. (Hons.) in Economics and Post Graduate Diploma in Software Technology from National Centre for Software Technology (NCST), Mumbai, India.
Expertise in specific areas	Mr. G V Prasad has rich and wide experience in the Company's businesses, particularly in the areas of strategy, management, governance, finance, human resources, sustainability, science, technology and operations. Further details are provided above in item no. 3.	Dr. Claudio Albrecht has rich experience/ expertise in leading global pharma companies; in science and technology area; strategy design and implementation; mergers and Acquisitions; in management and governance; organisational design and implementation; and business and M&A Management, marketing, environment and sustainability. Further details are provided above in item no. 4.	Mr. Leo Puri has rich experience in strategy, management, governance human resource, risk and finance. Further details are provided above in item no. 5.	Ms. Shikha Sharma has rich experience in strategy, management, governance human resource, risk and finance. Further details are provided above in item no. 6.
Date of first appointment	April 8, 1986	May 10, 2023	October 25, 2018	January 31, 2019
Number of shares held in the Company	25,83,418 equity shares of the Company are held in the name of Gunupati Venkateswara Prasad HUF (G V Prasad HUF). Further, APS Trust holds 36,38,308 equity shares of the Company, in the name of Mr. G V Prasad jointly with Mr. K Satish Reddy. Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.	Nil	Nil	Nil
Name of other Companies in which he holds Directorship	**Company's subsidiaries including step-down subsidiaries:** Aurigene Oncology Limited and Idea2Enterprises (India) Private Limited in India; Aurigene Discovery Technologies Inc., Dr. Reddy's Laboratories, Inc., and Promius Pharma LLC in USA. **Other Companies:** Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Institute of Life Sciences, International Foundation for Research and Education, Indian School of Business in India. Apart from the Company, he was not a Director in any other listed entities during past three years.	Oriphama Group A/S, MS Pharma, GMS Holdings, Sio Rays. He was not a director in any listed entity during last three years.	Hindustan Unilever Limited, TATA Sons Private Limited, JP Morgan Services India Private Limited. Listed entities from which Mr. Leo Puri has resigned in the past three years: Nil	TATA Consumer Products Limited, Piramal Enterprises Limited, Tech Mahindra Limited, Mahindra and Mahindra Limited. Listed entities from which Ms. Shikha Sharma has resigned in the past three years: Ambuja Cements Limited (Date of cessation – September 16, 2022)
Chairman/ Member of the Committee(s) of Board of Directors	**Dr. Reddy's Laboratories Limited:** Member of the Sustainability and CSR Committee, Stakeholders' Relationship Committee and Banking and Authorisations Committee. **Aurigene Oncology Limited:** Member of the Corporate Social Responsibility Committee.	**Dr. Reddy's Laboratories Limited:** Chairman of the Science, Technology and Operations Committee and Member of the Risk Management Committee.	**Dr. Reddy's Laboratories Limited:** Member of Risk Management Committee and Science, Technology and Operations Committee. **Hindustan Unilever Limited:** Member of the Stakeholders Relationship Committee and Corporate Social Responsibility Committee.	**Dr. Reddy's Laboratories Limited:** Chairperson of Risk Management Committee and Member of Audit Committee. **TATA Consumer Products Limited:** Member of Audit Committee, Nomination and Remuneration Committee, Risk Management Committee and Corporate Social Responsibility Committee. **Piramal Enterprises Limited:** Member of Nomination and Remuneration Committee and Risk Management Committee. **Tech Mahindra Limited:** Member of Nomination and Remuneration Committee and Risk Management Committee. **Mahindra and Mahindra Limited:** Member of Audit Committee, Nomination and Remuneration Committee and Risk Management Committee.
Relationships between Directors inter-se	Mr. G V Prasad is brother-in-law of Mr. K Satish Reddy, Chairman of the Company and is not 'relative' as defined under the Companies Act, 2013. Mr. Prasad is not related to any other Director or Key Managerial Personnel of the Company.	Dr. Claudio Albrecht is not related to any Director or Key Managerial Personnel of the Company.	Mr. Leo Puri is not related to any Director or Key Managerial Personnel of the Company.	Ms. Shikha Sharma is not related to any Director or Key Managerial Personnel of the Company.
Number of Board meetings attended	Attended all 8 Board meetings held during the financial year ended March 31, 2023.	Dr. Claudio appointed as an Independent Director of the Company with effect from May 10, 2023.	Attended all 8 Board meetings held during the financial year ended March 31, 2023.	Attended 7 Board meetings held during the financial year ended March 31, 2023.

Name of the Director	Mr. G V Prasad	Dr. Claudio Albrecht	Mr. Leo Puri	Ms. Shikha Sharma
Terms of appointment along with details of remuneration sought to be paid and the remuneration last drawn by such person, if applicable.	**Term:** Members of the Company at their AGM held on July 30, 2020, has approved the re-appointment and terms of remuneration of Mr. G V Prasad for a period of five years, with effect from January 30, 2021 as Co-Chairman and Managing Director of the Company. His re-appointment is subject to retire by rotation in terms of the provisions of the Act. **Remuneration for the financial year ended March 31, 2023:** Salary- ₹14.4 million Perquisites- ₹13.3 million Commission- ₹160 million For the financial year ended March 31, 2023, Mr. G V Prasad was entitled to receive commission upto ₹254 million, i.e. @0.75% of the profit calculated under Section 198 of the Act, as approved by the members of the Company at their AGM held on July 30, 2020. In line with the approval given by the members of the Company, the NGCC and the Board has approved commission of ₹160 million to Mr. G V Prasad for the financial year ended March 31, 2023. Mr. G V Prasad will be entitled for remuneration for his term of office in terms of approval given by the members at their AGM held on July 30, 2020, and as approved by the NGCC and the Board of the Company. He is not entitled for any stock option pursuant to Employees Stock Option Schemes of the Company.	**Term:** Appointed as an Independent Director for a term of five consecutive years commencing from May 10, 2023 to May 9, 2028, subject to the approval of Members. **Remuneration for the financial year ended March 31, 2023:** Not applicable **Remuneration sought to be paid:** Dr. Claudio will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. He will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company. The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Companies Act, 2013, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.	**Term:** Re-appointment as an Independent Director for second term of five consecutive years commencing from October 25, 2023 to October 24, 2028. **Remuneration for the financial year ended March 31, 2023:** ₹15.3 million **Remuneration sought to be paid:** Mr. Leo will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. He will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company. The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Companies Act, 2013, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.	**Term:** Re-appointment as an Independent Director for second term of five consecutive years commencing from January 31, 2024 up to January 30, 2029. **Remuneration for the financial year ended March 31, 2023:** ₹13.1 million **Remuneration sought to be paid:** Ms. Shikha will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. He will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company. The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Companies Act, 2013, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.

INSTRUCTIONS FOR E-VOTING

Pursuant to the provisions of Section 108 of the Companies Act, 2013 ("Act") read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), as amended, and applicable Circulars, the Company is pleased to provide the facility to Members to exercise their right to vote on the resolutions proposed to be passed at 39th AGM to be held on Thursday, July 27, 2023, at 10:00 a.m. (IST) by electronic means. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL), as the authorised agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

The remote e-voting facility is available at the link, *www.evoting.nsdl.com*. The e-voting event number (EVEN) and period of remote e-voting are set out below:

Date of 39th AGM	EVEN	Commencement of remote e-voting	End of remote e-voting
Thursday, July 27, 2023, at 10:00 a.m. (IST)	124171	Sunday, July 23, 2023, at 9:00 a.m. (IST)	Wednesday, July 26, 2023, at 5:00 p.m. (IST)

The remote e-voting module shall be disabled by NSDL for voting thereafter. The Members, whose names appear in the Register of Members/ Beneficial Owners as on the record date (cut-off date) i.e. Thursday, July 20, 2023, may cast their vote electronically. The voting right of shareholders shall be in proportion to their share in the paid-up equity share capital of the Company as on the cut-off date.

Please read the instructions printed below before exercising your vote. The details and instructions for e-voting and participation at the AGM through VC/ OAVM form an integral part of this Notice of the 39th AGM.

HOW DO I VOTE ELECTRONICALLY USING NSDL E-VOTING SYSTEM?

The way to vote electronically on NSDL e-voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to NSDL e-voting system

Step 2: Cast your vote electronically and join General Meeting on NSDL e-voting system.

STEP 1: ACCESS TO NSDL E-VOTING SYSTEM

A) **Login method for e-voting and joining virtual meeting for Individual shareholders holding securities in demat mode.** In terms of SEBI circular dated December 9, 2020 on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	1. Existing **IDeAS** user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the **"Beneficial Owner"** icon under **"Login"** which is available under **"IDeAS"** section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under Value added services. Click on **"Access to e-voting"** under e-voting services and you will be able to see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be re-directed to **e-voting website of NSDL** for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting. 2. If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select **"Register Online for IDeAS Portal"** or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp 3. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-voting system is launched, click on the icon "Login" which is available under "Shareholder/Member" section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting page. Click on company name or **e-voting service provider i.e. NSDL** and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting.

Type of shareholders	Login Method
	4. Shareholders/Members can also download NSDL Mobile App **"NSDL Speede"** facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual Shareholders holding securities in demat mode with CDSL	1. Existing users who have opted for Easi / Easiest, they can login through their user id and password. Option will be made available to reach e-voting page without any further authentication. The URL for users to login to Easi / Easiest are *https://web.cdslindia.com/myeasi/home/login* or www.cdslindia.com and click on New System Myeasi. 2. After successful login of Easi/Easiest the user will be also able to see the E Voting Menu. The Menu will have links of **e-voting service provider i.e. NSDL**. Click on **NSDL** to cast your vote. 3. If the user is not registered for Easi/Easiest, option to register is available at *https://web.cdslindia.com/myeasi/Registration/EasiRegistration* Click on login & New System Myeasi Tab and then click on registration option. 4. Alternatively, the user can directly access e-voting page by providing demat Account Number and PAN No. from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the demat Account. After successful authentication, user will be provided links for the respective ESP i.e. **NSDL** where the e-voting is in progress and also able to directly access the system of all e-voting Service Providers.
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at +91-22-48867000 and +91-22-24997000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800 22 55 33

B) **Login Method for e-voting and joining virtual meeting for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.**

How to Log-in to NSDL e-voting website?

1. **Visit the e-voting website of NSDL. Open web browser by typing the following URL:** *https://www.evoting.nsdl.com/* **either on a Personal Computer or on a mobile.**
2. **Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/ Member' section.**
3. **A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.**

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. **Your User ID details are given below:**

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b) For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************
c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is 124171 then user ID is 124171001***

5. **Password details for shareholders other than Individual shareholders are given below:**
   a) **If you are already registered for e-voting, then you can use your existing password to login and cast your vote.**
   b) **If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.**
   c) **How to retrieve your 'initial password'?**
      (i) **If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.**
      (ii) **If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered.**
6. **If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:**
   a) **Click on "Forgot User Details/Password?" (If you are holding shares in your demat account with NSDL or CDSL) option available on** *www.evoting.nsdl.com.*
   b) **Physical User Reset Password?" (If you are holding shares in physical mode) option available on** *www.evoting.nsdl.com.*
   c) **If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address etc.**
   d) **Members can also use the OTP (One Time Password) based login for casting the votes on the e-voting system of NSDL.**
7. **After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.**
8. **Now, you will have to click on "Login" button.**
9. **After you click on the "Login" button, Home page of e-voting will open.**

STEP 2: CAST YOUR VOTE ELECTRONICALLY AND JOIN GENERAL MEETING ON NSDL E-VOTING SYSTEM

How to cast your vote electronically and join General Meeting on NSDL e-voting system?

1. **After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and General Meeting is in active status.**
2. **Select "EVEN" of Company for which you wish to cast your vote during the remote e-voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on "VC/OAVM" link placed under "Join General Meeting".**
3. **Now you are ready for e-voting as the Voting page opens.**
4. **Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.**

5. Upon confirmation, the message "Vote cast successfully" will be displayed.
6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

GENERAL GUIDELINES FOR SHAREHOLDERS

1. Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice of the 39th AGM and holds shares as on the cut-off date i.e. Thursday, July 20, 2023, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote.
2. The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.
3. The facility for voting through electronic voting system shall be made available during the AGM and only those members, who will be present in the AGM through VC/ OAVM facility and have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.
4. The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the company as on the cut-off date.
5. Ms. Rashida Adenwala, founding partner of M/s. R & A Associates, Practicing Company Secretary, Hyderabad (Membership No. 4020 & Certificate of Practice No. 2224) has been appointed by the Board as the scrutiniser to scrutinise the voting through electronic means during the 39th AGM and remote e-voting process in a fair and transparent manner.
6. Immediately after the conclusion of voting at the 39th AGM, the scrutiniser shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company. The scrutiniser shall prepare a Consolidated Scrutiniser's Report of the total votes cast in favor or against, if any, not later than forty-eight hours after the conclusion of the 39th AGM. This report shall be made to the Chairman or any other person authorised by the Chairman, who shall declare the result of the voting forthwith.
7. The voting results declared along with the scrutiniser's report shall be placed on the Company's website *www.drreddys.com* and the website of NSDL immediately after the declaration of the result by the Chairman or a person authorised by the Chairman. The results shall also be immediately forwarded to the BSE Limited, National Stock Exchange of India Limited, the New York Stock Exchange Inc. and NSE IFSC Limited.
8. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on *www.evoting.nsdl.com* to reset the password.
9. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of *www.evoting.nsdl.com* or call on Toll Free No.: +91-22-48867000 and +91-22-24997000 or send a request at *evoting@nsdl.co.in*

PROCESS FOR THOSE SHAREHOLDERS WHOSE EMAIL IDS ARE NOT REGISTERED WITH THE DEPOSITORIES FOR PROCURING USER ID AND PASSWORD AND REGISTRATION OF EMAIL IDS FOR E-VOTING ON THE RESOLUTIONS SET OUT IN THIS NOTICE

1. In case shares are held in physical mode members are requested to provide Folio No., name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com.
2. In case shares are held in demat mode, members are requested to provide DP ID and Client ID (16 digit DP ID + Client ID or 16 digit beneficiary ID), name, client master or copy of consolidated account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com. If you are an individual shareholders holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting and joining virtual meeting for Individual shareholders holding securities in demat mode.
3. Alternatively, shareholder/members may send a request to evoting@nsdl.co.in for procuring user ID and password for e-voting by providing above mentioned documents.
4. In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

INSTRUCTIONS FOR MEMBERS FOR E-VOTING ON THE DAY OF THE 39TH AGM

1. The procedure for e-voting on the day of the 39th AGM is same as the instructions mentioned above for remote e-voting.
2. Only those Members/ shareholders, who will be present at the 39th AGM through VC/ OAVM facility and have not casted their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system at the 39th AGM.
3. Members who have voted through remote e-voting will be eligible to attend the 39th AGM. However, they will not be eligible to vote at the 39th AGM.
4. The details of the person who may be contacted for any grievances connected with the facility for e-voting on the day of the 39th AGM shall be the same person mentioned for remote e-voting.

INSTRUCTIONS FOR MEMBERS ATTENDING THE 39TH AGM THROUGH VC/ OAVM

1. Member will be provided with a facility to attend the 39th AGM through VC/ OAVM through the NSDL e-voting system. Members may access by following the steps mentioned above for **Access to NSDL e-voting system**. After successful login, you can see link of "VC/ OAVM" placed under **"Join meeting"** menu against company name. Members are requested to click on VC/ OAVM link placed under Join Meeting menu. The link for VC/ OAVM will be available in Shareholder/ Member login where the EVEN of the Company will be displayed. Members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in the Notice to avoid last minute rush.
2. Members are encouraged to join the Meeting through Laptops for better experience.
3. Further, Members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.
4. Participants connecting from mobile devices or tablets or through laptop connecting via mobile hotspot may experience audio/ video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN connection to mitigate any kind of aforesaid glitches.

5. Members who would like to express their views/ have questions with regard to the financial statements or any other matter to be placed at the 39th AGM may send their questions in advance mentioning their name, demat account number/ Folio number, email id & mobile number at shares@drreddys.com on or before July 23, 2023 (6:00 p.m. IST). The same will be replied by the Company suitably.
6. Those members who have registered themselves as a speaker in advance will only be allowed to express their views/ ask questions during the meeting.
7. The Company reserves the right to limit the number of speakers depending on the availability of time at the 39th AGM.
8. In case any assistance is needed, members may contact:
   a. Mr. Amit Vishal, Senior Manager, NSDL at amitv@nsdl.co.in or at telephone number: +91-22-24994360.
   b. Ms. Pallavi Mhatre, Manager, NSDL at pallavid@nsdl.co.in or at telephone number: +91-22-24994545.
   c. NSDL at evoting@nsdl.co.in or at +91-22-48867000 and +91-22-24997000.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 10, 2023

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel:91-40-49002900, Fax:91-40-49002999
Email: shares@drreddys.com
Website: *www.drreddys.com*

39TH AGM INFORMATION AT A GLANCE

Time and date of 39th AGM	10:00 a.m. (IST), Thursday, July 27, 2023
Mode	Video conference and other audio visual means
Helpline number for VC participation	+91-22-4886 7000 and +91-22-2499 7000
Webcast and transcripts	*https://drreddys.com/investor/reports-and-filings/annual-general-meeting*
Cut-off date for e-voting	Thursday, July 20, 2023
E-voting start time and date	9:00 a.m. (IST), Sunday, July 23, 2023
E-voting end time and date	5:00 p.m. (IST), Wednesday, July 26, 2023
E-voting website of NSDL	*https://www.evoting.nsdl.com/*
Name, address and contact details of e-voting service provider	Contact details: National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact number: +91-22-48867000 and +91-22-24997000 Contact person: Mr. Amit Vishal, Assistant Vice President *AmitV@nsdl.co.in*; +91 22 24994360 Ms. Pallavi Mhatre, Senior Manager *pallavid@nsdl.co.in*; +91-22-24994545
Name, address and contact details of Registrar and Transfer Agent	Contact details: Bigshare Services Pvt. Ltd 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Somajiguda, Rajbhavan Road Hyderabad – 500082, India *bsshyd@bigshareonline.com*; +91-40-23374967 Contact person: Mr. Prabhakar S.D, Deputy General Manager *prabhakar@bigshareonline.com* Mr. Amarendranath R, Manager amarendranath.r@bigshareonline.com
Name, address and contact details of the Company	Dr. Reddy's Laboratories Limited 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500034, India Tel: 91-40-49002900, Fax: 91-40-49002999 Email: *shares@drreddys.com*; Website: *www.drreddys.com*
Final dividend record date	Tuesday, July 11, 2023
Dividend payment date	Tuesday, August 1, 2023
Information of tax on final dividend for the financial year ended March 31, 2023	*https://www.drreddys.com/investors/investor-services/statutory-communication*

Notes



"We must aim for targets that are further, higher and faster than anything ever done before. In simple everyday terms it would mean trying to do our jobs a little bit better than we did yesterday. Always be ready to walk that extra mile."

Dr. Kallam Anji Reddy

Dr.Reddy's

Dr. Reddy's Laboratories Limited
CIN: L85195TG1984PLC004507
8-2 337, Road No.3, Banjara Hills,
Hyderabad 500 034, India

www.drreddys.com

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